Form 10-K405, Exhibit 13
period 1996-06-30
FIDELITY FEDERAL BANCORP
filed 1996-09-27
CIK 910492

Exhibit 13

                        FIDELITY FEDERAL BANCORP
                           1996 ANNUAL REPORT


                                CONTENTS


Financial Highlights                                               Page 2

Letter to Stockholders                                             Page 3

Market Summary                                                     Page 4

Selected Statistical Information                                   Page 5

Management's Report                                                Page 6

Management's Discussion and Analysis                           Pages 7-27

Independent Auditor's Report                                      Page 28

Consolidated Balance Sheet                                        Page 29

Consolidated Statement of Income                              Pages 30-31

Consolidated Statement of Changes in Stockholders' Equity     Pages 32-33

Consolidated Statement of Cash Flows                          Pages 34-35

Notes to the Consolidated Financial Statements                Pages 36-59

Corporate Information                                         Pages 60-64

                          FINANCIAL HIGHLIGHTS
        (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


Per Share                                     1996        1995      Change
- --------------------------------------------------------------------------
Fully diluted net income                     $1.17       $1.16        0.9%
Primary net income                            1.17        1.23       (4.9)
Cash dividends declared                       0.79        0.33      139.4
Book value at year-end                        5.73        5.21       10.0
Market price (bid) at year-end               11.25       10.88        3.4

For the Year
- --------------------------------------------------------------------------
Net interest income                         $6,004      $5,531        8.6%
Provision for loan losses                      455         420        8.3
Non-interest income                          8,180       5,377       52.1
Non-interest expense                         8,607       5,912       45.6
Net income                                   3,235       3,061        5.7

At Year-end
- --------------------------------------------------------------------------
Total assets                              $262,216    $269,438       (2.7)%
Total loans                                217,221     223,100       (2.6)
Deposits                                   181,702     180,771        0.5
Stockholders' equity                        14,295      12,405       15.2

Averages
- --------------------------------------------------------------------------
Total assets                              $274,837    $199,094       38.0%
Total earning assets                       261,924     192,533       36.0
Total loans                                226,874     173,980       30.4
Total deposits                             184,105     123,120       49.5
Total stockholders' equity                  13,618      11,122       22.4

Profitability Ratios
- --------------------------------------------------------------------------
Return on average assets                      1.18%       1.54%
Return on average stockholders' equity       23.75       27.52
Net interest margin                           2.29        2.87

Loan Quality Ratios
- --------------------------------------------------------------------------
Net charge-offs to average loans              0.05%       0.04%
Allowance for loan losses to loans
      at end of period                        0.49        0.32
Allowance for loan losses to
      non-performing loans                  275.06      122.09

Savings Bank Capital Ratios
- --------------------------------------------------------------------------
Tangible equity to assets at end
      of period                               7.05%       6.02%
Risk-based capital ratios:
      Tier 1 capital                          9.30        9.04
      Total capital                          12.35       12.19

Other Data
- --------------------------------------------------------------------------
Average common and common equivalent
      shares outstanding                 2,776,147   2,634,431
Number of full-time equivalent
      employees at year-end                    133         119
Number of banking offices                        4           4


                         LETTER TO STOCKHOLDERS


      It is again a pleasure to report record earnings for the third consecutive year. Your company earned over $3.2 million in fiscal 1996, or $1.17 per share. As our primary focus continues to be the enhancement of shareholder value through consistent annual earnings growth, Fidelity Federal Bancorp's management has embarked on a mission to further refine its niche in the financial services sector. The Company's recent operating history points to our success in penetrating niche areas such as multifamily housing development, consulting, and finance. Indeed, $10,000 invested in the Company in 1991 would today have a market value of $65,481, an average annual return of 111%, including dividend reinvestment. However, we refuse to rest on our laurels. Non-traditional real estate businesses have served us well for the past few years despite quarter to quarter earnings variability. It is our goal to reduce the volatility of our real estate based fee income to lessen this variability, although there can be no certainty of success. In the long term, it will continue to be our ability to serve our customers needs that will determine the profitability of our company.

      As evidence of management's efforts to enhance shareholder value, the Company's return on equity for fiscal 1996 was 23.75%, placing its return in the top ten of all exchange-traded banks and thrifts in the country for the second consecutive year. Furthermore, the dividend yield on the Company's stock currently exceeds 7%, tops in the country among the same group, according to SNL Securities, Charlottesville, VA. Return on assets was a robust 1.18% this year. In addition, the Company declared and paid a 10% stock dividend in the fiscal fourth quarter, the third dividend or split of the Company's shares in the last two years.


      During the year, management has engineered some structural changes in our organization and its balance sheet in order to set the stage for long-term earnings improvements. Following three years of double-digit asset growth, the Company showed a slight decrease in assets from the previous year. In the second half of fiscal 1996, the Company sold over $50 million in fixed rate mortgage loans in an effort to both redeploy funds into higher yielding assets, as well as to reduce the interest rate risk inherent with holding high levels of fixed rate mortgages. Management believes it has sharply reduced the risks associated with potential increases in interest rates as a result of these transactions.

      The asset sales during the year increased funds available for the Company's continued expansion into commercial loans. The commercial loan portfolio increased by 104% during the year to approximately $28 million. The multiple relationships that typically develop as a result of these transactions present new opportunities to cross-market our products to a new clientele. Management anticipates that this base of lending business being acquired will accelerate the Company's transition from a more traditional mortgage-based savings and loan to a financial services entity with a broad spectrum of banking products and services. Management anticipates that the regional environment for commercial activity will facilitate the push into these lines of business.

      The Company continues to use its expertise in the multifamily housing arena to both develop its own properties and to provide consulting services and financing to outside developers. The Company is generally viewed by the industry as a leader in innovative and personalized financial services and has had representatives lead panel
discussions at housing conferences across the country.   These
activities remain an integral part of the Company's overall strategy.

      Soon we will be announcing the opening of a modern two-story office building on the east side of Evansville. This structure will house the East Side Branch of United Fidelity Bank, fsb, as well as the offices for Fidelity Federal Bancorp, Village Management Corporation, and Village Securities Corporation, a new discount stock brokerage company. Construction is expected to be completed in the next couple of months. In addition, the Company recently announced the creation of Village Finance Corporation, a consumer finance company, pending regulatory approval. This entity will be based in the new office building as well.

      During the past year, Bruce Cordingley resigned as CEO to pursue other opportunities but continues to serve as chairman. Mr. Cordingley continues to assist the President in the day-to-day operations of the Company.

      In closing we would once again wish to thank all the employees of Fidelity Federal Bancorp and its affiliates for another successful year. We also want to thank all of the shareholders for their continued support.

Cordially,


/S/ BRUCE A. CORDINGLEY                /S/ M. BRIAN DAVIS
- -----------------------                ------------------
Bruce A. Cordingley                    M. Brian Davis
Chairman of the Board                  President and COO

                             MARKET SUMMARY
        MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


      The Company's common stock is traded on the NASDAQ National Market System under the symbol FFED. The following table sets forth, for the periods indicated, the high and low bid prices per share as reported by NASDAQ. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions, and may not represent actual transactions. All amounts have been adjusted for the 10 percent stock dividend distributed on May 27, 1996, the 2.1 for 1 stock split distributed on April 14, 1995, and the twenty percent stock dividend distributed July 15, 1994.


 Fiscal Year        Common Stock           Fiscal Year         Common Stock
    Ended            Bid Prices               Ended             Bid Prices
 June 30, 1996     High        Low        June 30, 1995      High        Low
- ------------------------------------------------------------------------------

First Quarter     $12-3/4     $10-7/8     First Quarter     $ 6-1/4     $5-1/2
Second Quarter     13-5/8      10-1/2     Second Quarter      7-3/4      6-1/4
Third Quarter      13-5/8      10-7/8     Third Quarter       9-1/2      7-3/4
Fourth Quarter     12-1/4      11-1/4     Fourth Quarter     10-7/8      9-1/2


The recent bid and ask prices on August 23, 1996, were $10-1/4 and $11 respectively. During fiscal 1996 the Board of Directors declared a 10 percent stock dividend payable May 27, 1996. This was the third time in the past two years the Company has rewarded the stockholders by issuing a stock dividend or split. The Company declared cash dividends of $0.79 per share during fiscal 1996 compared to $0.33 per share for fiscal 1995 and $0.12 per share in fiscal 1994. The Company's principal source of income and funds is dividends from the savings bank subsidiary and the Company is not subject to any regulatory restriction on future dividends, if any. The Company's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account the Company's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary.

STOCK OWNERSHIP
The following figures are used as an example of a stockholder who purchased 100 shares of Fidelity Federal Bancorp stock at June 30, 1990. The following data has not been restated for the stock dividends or stock split.

                                                 Closing
                                                 Market
                                   Total       Price (Bid)
                                  Shares         At Year        Market
Date           Stock Changes       Owned           End           Value
- ------------------------------------------------------------------------

06/30/90                            100         $  6.50       $   650.00
06/30/91                            100            5.25           525.00
06/30/92                            100            6.50           650.00
06/30/93                            100            8.00           800.00
06/30/94    20% stock dividend      120           12.50         1,500.00
06/30/95    2.1 for 1 stock split   252           12.00         3,024.00
06/30/96    10% stock dividend      277           11.25         3,116.25


In addition, this stockholder would have received $379.30 in cash dividends during the period shown.

The approximate number of holders of outstanding Common Stock based upon holders of record, as of August 23, 1996 is 925.

                    SELECTED STATISTICAL INFORMATION
             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



SELECTED FINANCIAL DATA AS OF JUNE 30:          1996        1995        1994        1993        1992
- ------------------------------------------------------------------------------------------------------
Total assets                                  $262,216    $269,438    $152,188    $108,375    $ 90,146
Interest-bearing deposits                        4,107       6,549       6,254       2,619       3,620
Investment securities available for sale        17,458      15,403      14,465      19,315
Investment securities                                                                   14      17,795
Loans (net)                                    216,162     222,387     123,176      79,599      63,910
Deposits                                       181,702     180,771      89,038      74,373      79,607
Borrowings                                      62,985      73,996      51,689      24,266       4,325
Stockholders' equity                            14,295      12,405       9,775       8,520       5,675

SELECTED OPERATIONS DATA FOR THE YEAR ENDED JUNE 30:
- ------------------------------------------------------------------------------------------------------
Interest income                                $21,529     $15,794      $8,710      $7,196      $7,727
Interest expense                                15,525      10,263       5,171       4,729       5,219
                                             ---------------------------------------------------------
Net interest income                              6,004       5,531       3,539       2,467       2,508
Provision for loan losses                          455         420         150         130         538
                                             ---------------------------------------------------------
Net interest income after
  provision for loan losses                      5,549       5,111       3,389       2,337       1,970
Non-interest income                              8,180       5,377       2,457         537         272
Non-interest expense                             8,607       5,912       3,219       2,301       2,174
                                             ---------------------------------------------------------
Income before income tax                         5,122       4,576       2,627         573          68
Income tax                                       1,887       1,515       1,044         228          19
Cumulative effect of change in
   accounting method                                                                    78
                                             ---------------------------------------------------------
Net income                                    $  3,235    $  3,061      $1,583    $    423     $    49
                                             =========================================================

SELECTED FINANCIAL RATIOS
- ------------------------------------------------------------------------------------------------------
Return on average assets                          1.18%       1.54%       1.30%       0.43%       0.05%
Return on stockholders' equity                   23.75       27.52       17.20        6.38        0.87
Net interest margin                               2.29        2.87        3.02        2.60        2.83
Net interest spread                               2.11        2.59        2.67        2.38        2.66
Tangible equity to assets at year-end             7.05        6.02        6.43        7.86        6.30
Allowance for loan losses to loans                0.49        0.32        0.29        0.30        0.23
Allowance for loan losses to
   non-performing loans                         275.06      122.09       37.79       22.52       10.20
Dividend payout ratio                            67.52       28.45       17.91       38.46       50.00

PER SHARE DATA
- ------------------------------------------------------------------------------------------------------
Fully diluted net income                       $  1.17     $  1.16     $  0.67     $  0.26     $  0.04
Primary net income                                1.17        1.23        0.67        0.26        0.04
Cash dividends declared                           0.79        0.33        0.12        0.10        0.02
Book value at year-end                            5.73        5.21        4.17        3.64        4.34
Closing market price (bid) at year-end           11.25       10.88        5.41        2.89        2.71
Number of average common and common
   equivalent shares outstanding             2,776,147   2,634,431   2,369,161   1,638,945   1,314,053



Note: All per share and average share data have been adjusted to reflect the 10% stock dividend distributed on May 27, 1996, the 2.1 for 1 stock split distributed on April 14, 1995, and the twenty percent stock dividend distributed on July 15, 1994.

                          MANAGEMENT'S REPORT


The management of Fidelity Federal Bancorp is responsible for the accompanying consolidated financial statements. These statements have been prepared in conformity with generally accepted accounting principles which represent the best estimates and judgments of management where appropriate. Financial information elsewhere in the Annual Report is consistent with that in the financial statements.

To meet this responsibility, management maintains a system of internal controls, policies, and administrative procedures designed to provide reasonable assurance that transactions are recorded accurately. These systems are augmented by the careful selection and training of qualified personnel and a continuous program of internal audits. While there are inherent limits in all internal control structures, management believes the Company's internal controls provide basis for the preparation of reliable financial statements.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of the Company, meet regularly with the internal auditor and with the independent certified public accountants, and Management, when appropriate, to review auditing, accounting, reporting, and internal control matters. Both the internal and external auditors have direct and private access to the Audit Committee.



      /S/ M. BRIAN DAVIS                    /S/ DONALD R. NEEL
      -----------------------               -----------------------
      M. BRIAN DAVIS                        DONALD R. NEEL
      President and Chief                   Senior Vice President,
      Operating Officer                     Chief Financial Officer
                                            and Treasurer

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


GENERAL

Fidelity Federal Bancorp (the "Company"), formed in 1993, is a corporation organized under the laws of the State of Indiana and is a registered savings and loan holding company, with its principal office in Evansville, Indiana. The Company's savings bank subsidiary, United Fidelity Bank, fsb (the "Savings Bank"), was organized in 1914 and is a federally-chartered stock savings bank located in Evansville, Indiana. In 1992, the Board of Directors developed and began implementation of a new business plan for the Company to improve the financial performance of the organization. The key elements of this business plan included:
(i) the formation of a holding company to provide financial flexibility and to develop and engage in nonbanking business; (ii) the formation of an affordable housing group to engage in real estate development, management and financing of affordable housing projects; and (iii) the growth of assets through the origination and acquisition of loans. Since the implementation of the business plan, the holding company as well as the affordable housing group, consisting of three nonbank subsidiaries
of the Savings Bank, has been formed.   Revenue generated from
affordable housing activities has increased dramatically and significant asset growth has been achieved, also resulting in higher revenues. In fiscal 1996 the Company slowed its growth and positioned itself to reduce debt, increase core deposits, sell loans and use the proceeds to fund new loan production. The Company's business plan is to continue developing and expanding the activities of the affordable housing group in an ever increasing competitive market, and by continuing to look for new financing niches both in and outside the housing arena. The Company will work to increase the profitability of the core banking activities and to grow earnings in each business segment.

The Company's net income has significantly increased over the past two years. Net income has increased to $3,235,000 in 1996, from $1,583,000 in 1994, consolidated assets increased to $262,216,000 at June 30, 1996, from $152,188,000 at June 30, 1994, and the Company achieved return on average equity and return on average assets of 23.75% and 1.18% in 1996, compared to 17.20% and 1.30% in 1994.

The Company, through its savings bank subsidiary, is engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer installment loans, commercial loans, and mortgage loans, primarily owner occupied one-to-four family homes located in Indiana, and in investment and money market securities. Following the adoption of its new business plan, the Company has engaged in the business of owning, developing, building, renting and managing affordable housing projects through its wholly-owned subsidiaries, Village Management Corporation, Village Community Development Corporation and Village Housing Corporation (collectively, the "Affordable Housing Group"). The Affordable Housing Group structures and participates in multifamily housing developments which have been granted tax credits pursuant to Section 42 of the Internal Revenue Code of 1986, as amended (the "Code") and tax-exempt bond financed developments. The Affordable Housing Group is currently involved in various tax-credit and tax-exempt bond projects which are in various stages of development. Village Housing Corporation, as general partner to limited partnerships which own the developments, receives a percentage interest in the profits, losses and tax credits during the life of the project and receives a percentage of the annual cash flow and residual (sale or refinancing) proceeds during operation and at disposition or refinancing of the developments, respectively. Village Community Development Corporation, as contractor and developer, receives construction and development fees as the project is completed and Village Management Corporation, as manager of the completed project, receives a fee based on a percentage of rental payments received from the project's tenants. As part of Village Management's duties as

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


project manager, it monitors compliance with the requirements of the Code to prevent recapture of all or a portion of the tax credits or forfeiture of the tax-exempt status of the bonds which would occur if certain tenant eligibility and rent restriction requirements were violated. Revenue generated by the Affordable Housing Group has increased from $2,186,000 in 1994 to $4,440,000 in 1996.

Another wholly-owned subsidiary of the Savings Bank, Fidelity Federal Capital Corporation ("FFCC"), was established in April, 1994, to be the mortgage banking arm of the Company in the financing of real estate, including holding and placing debt and equity interests in real estate. FFCC has packaged loan requests for developers of multifamily residential real estate projects eligible for federal tax credits and tax exempt financing and may finance housing transactions on a conventional basis as well. While the loans packaged to date have been referred to the Savings Bank for origination, FFCC may also package loan transactions for other lenders, if the opportunity arises. FFCC earns fees for construction review, supervision, and general project oversight. The Savings Bank, as lender, can earn points and interest on loans made to developers. The Savings Bank's credit decisions are subject to applicable OTS restrictions on loans of this type.

A key element in the first stage of the Company's business plan was to increase earning assets, primarily through loan growth. As illustrated in the following table, the Company has steadily increased its average earning assets and average loans resulting in corresponding increases in total interest income. However, total interest income, as a percentage of total income, has steadily decreased over this three-year period resulting from increases in income from affordable housing activities. Further, the Company has opted to control its loan growth by selling loans in the secondary market, thus slowing the growth of total interest income.


Year Ended June 30,                         1996         1995         1994
- -----------------------------------------------------------------------------
(dollars in thousands)

Average earning assets                    $261,924     $192,533     $117,055
Average loans                             $226,874     $173,980     $ 97,151
Average earning assets growth                 36.0%        64.5%        23.7%
Average loan growth                           30.4%        79.1%        34.7%
Average loans/average earning assets          86.6%        90.4%        83.0%
Total interest income                     $ 21,529     $ 15,794     $  8,710
Total income                              $ 29,709     $ 21,171     $ 11,167
Total interest income/total income            72.5%        74.6%        78.0%


The Company has been engaged in affordable housing activities since September, 1992. The Company engages in the business of owning, developing, building, renting and managing affordable housing projects through the Affordable Housing Group. The Affordable Housing Group earns income at various stages of the development. Village Housing Corporation, as general partner to the limited partnerships which own the developments, receives a percentage interest in the profits, losses and tax credits during the life of the project and receives a percentage of the annual cash flow and residual (sale or refinancing) proceeds during operation and at disposition or refinancing of the developments, respectively. Village Community Development Corporation, as contractor and developer, receives construction and development fees as the project is completed. As the development progresses, development fee income is earned contractually on each project. However, these fees are not recognized as fee income until the limited partners' equity investment has been received or the syndication firm providing the equity has given a firm commitment to provide the funds. Village Management Corporation, as manager of the completed project, receives a fee based on a percentage of rental payments received from the project's tenants.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Since June 30, 1994, FFCC has begun to earn fees for providing real estate mortgage banking services to nonaffiliated developers.

A key element in the Company's business plan is to increase the income generated by its affordable housing activities. As illustrated in the following table, affordable housing income has substantially increased over the last three years. Despite the steady increase in total interest income, affordable housing income, as a percentage of total income, has increased dramatically for 1994 and 1995. Despite increased competition for tax credits and tax exempt financing, total affordable housing income increased in 1996 compared to 1995, though the percentage of affordable housing income to total income decreased.


Year Ended June 30,                           1996        1995        1994
- ----------------------------------------------------------------------------
(dollars in thousands)

Real estate development fees                $ 4,250     $ 4,252     $ 2,146
Real estate management fees                     156          37          13
Real estate partnership fees                     34          81          27
Real estate mortgage banking fees               942         351
                                            --------------------------------
  Total affordable housing income             5,382       4,721       2,186
Other non-interest income                     2,798         656         271
                                            --------------------------------
  Total non-interest income                 $ 8,180     $ 5,377     $ 2,457
                                            --------------------------------
  Total income                              $29,709     $21,171     $11,167
                                            ================================
Affordable housing income/
  total non-interest income                    65.8%       87.8%       89.0%
Total non-interest income/total income         27.5%       25.4%       22.0%
Affordable housing income/total income         18.1%       22.3%       19.6%



The Company also earns income from loan origination fees and interest income on affordable housing loans, which is not reflected in the table.

The following table details average balances, interest income/expense and average rates/yield for the Company's earning assets and interest bearing liabilities for the years ended June 30, 1996, 1995, and 1994.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


            AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS


                                                      1996                          1995                         1994
                                          Average               Average   Average            Average   Average            Average
Year Ended June 30                       Balances    Interest    Rates   Balances  Interest   Rates   Balances  Interest   Rates

- ---------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

ASSETS
   Interest-bearing deposits             $  1,347     $    64    4.75%   $  1,783   $   90    5.05%   $  2,141   $  108    5.04%
   Federal funds sold                       2,421         132    5.45          25        1    4.00
   Investment securities available
      for sale                             16,528       1,099    6.65      14,125      857    6.07      16,144      736    4.56
   Loans held for sale                     11,140         877    7.87
   Federal Home Loan Bank Stock             3,614         286    7.91       2,620      187    7.14       1,619       92    5.68
   Loans(1)(2)
      Commercial loans                      9,720       1,022   10.51       6,817      689   10.11         426       31    7.28
      Multifamily loans                    28,804       3,049   10.59      15,799    2,494   15.79       4,796      673   14.03
      Real estate mortgages               155,300      12,010    7.73     121,158    8,997    7.43      79,462    6,082    7.65
      Consumer loans                       33,050       2,990    9.05      30,206    2,479    8.21      12,467      988    7.92
                                         --------------------------------------------------------------------------------------
      Total loans                         226,874      19,071    8.41     173,980   14,659    8.43      97,151    7,774    8.00

      Total earning assets                261,924      21,529    8.22%    192,533   15,794    8.20%    117,055    8,710    7.44%

   Less:  Allowance for loan losses           833                             482                          289
   Cash and due from banks                  2,012                           1,034                          969
   Premises and equipment                   4,345                           3,009                        2,548
   Other assets                             7,389                           3,000                        1,852
                                         --------------------------------------------------------------------------------------

      Total assets                       $274,837                        $199,094                     $122,135
                                         ======================================================================================

LIABILITIES
   Interest-bearing deposits
      Interest-bearing checking          $ 10,092     $   398    3.94%   $  4,916  $   115    2.34%   $  3,929   $  104    2.65%
      Money market accounts                 6,066         180    2.97       6,600      200    3.03       5,987      174    2.91
      Savings accounts                      5,346         155    2.90       5,795      161    2.78       5,800      176    3.03
      Certificates of deposit             158,703       9,816    6.19     102,651    5,950    5.80      59,180    2,694    4.55
                                         --------------------------------------------------------------------------------------
      Total interest bearing deposits     180,207      10,549    5.85     119,962    6,426    5.36      74,896    3,148    4.20
   Federal funds purchased                  2,301         136    5.91       4,115      244    5.93         414       16    3.86
   Other borrowings                        17,523       1,397    7.97      12,759      691    5.42       1,172       50    4.27
   Federal Home Loan Bank advances         54,116       3,443    6.36      46,018    2,902    6.31      32,019    1,957    6.11
                                         --------------------------------------------------------------------------------------

      Total interest-bearing liabilities  254,147      15,525    6.11%    182,854   10,263    5.61%    108,501    5,171    4.77%
   Non-interest bearing demand deposits     3,898                           3,158                        2,993
   Advances by borrowers for taxes and
      insurance                               930                             600                          432
   Other liabilities                        2,244                           1,360                        1,012
                                         --------------------------------------------------------------------------------------

      Total liabilities                   261,219                         187,972                      112,938
Stockholders' equity                       13,618                          11,122                        9,197
                                         --------------------------------------------------------------------------------------

       Total liabilities and
       stockholders' equity              $274,837                        $199,094                     $122,135
                                         ======================================================================================

Recap: (3)
   Interest income                                    $21,529    8.22%             $15,794    8.20%              $8,710    7.44%
   Interest expense                                    15,525    5.93               10,263    5.33                5,171    4.42
                                         --------------------------------------------------------------------------------------
       Net interest income/margin                     $ 6,004    2.29%              $5,531    2.87%              $3,539    3.02%
                                         ======================================================================================


(1) Nonaccrual loans have been included in the average balances.
(2) Loan income includes interest and fees on loans.
(3) Average rates have been computed by dividing by total earning assets.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

NET INTEREST INCOME
Net interest income, the Company's largest component of income, represents the difference between interest and fees earned on loans, investments and other interest-earning assets, and interest paid on interest-bearing liabilities. It also measures how effectively management has balanced and allocated the Company's interest rate-sensitive assets and liabilities. Net interest income increased to $6,004,000 or 8.6% in 1996 from $5,531,000 in 1995, which increased by
56.3% from $3,539,000 in 1994.

The net interest margin decreased from 2.87% at June 30, 1995 to 2.29% at June 30, 1996, due to a decrease in loan fees associated with company-developed affordable housing developments and increased competition for deposits and loans. The average yield on interest earning assets increased slightly to 8.22% at June 30, 1996 compared to 8.20% at June 30, 1995. The average yield on interest bearing liabilities increased 50 basis points from June 30, 1995 to 6.11% at June 30, 1996. The yield increase was primarily in certificates of deposits, agent-acquired deposits and other borrowings. The agent-acquired funds were acquired at varying terms but at higher rates than would have been paid in the retail market. As a result of the Company's plan to reduce the rapid growth rate, the balance of agent-acquired funds remained relatively constant during fiscal 1996. The Company sold over $57,000,000 of its fixed-rate mortgage loan portfolio during the latter part of fiscal 1996, thus allowing the Company the flexibility to let the agent acquired funds, which typically bear a higher rate, to mature or rollover at the prevailing rate, creating a favorable impact on the Company's net interest margin. Interest income for the year ended June 30, 1996, was $21,529,000 compared to $15,794,000 for the year ended June 30, 1995, an increase of $5,735,000 or 36.3%. These increases are primarily due to the interest income generated from the increased loan balances over those of the prior period. Average loans increased $52,894,000 or 30.4% over June 30, 1995. Of the $5,735,000 increase in interest income for fiscal 1996, interest on loans contributed $4,412,000. Interest expense for the year ended June 30, 1996 increased $5,262,000 over the corresponding period in 1995. Approximately $3,341,000 of the increase for fiscal 1996, is related to deposit growth. This is the result of an increase of $60,245,000 in average interest-bearing deposits over June 30, 1995 and higher rates of interest paid on such deposits. Non-deposit interest-bearing liabilities interest expenses also increased over June 30, 1995 by $1,139,000 to $4,976,000.

Net interest income increased to $5,531,000 for the year ended June 30, 1995, compared to $3,539,000 for the year ended June 30, 1994. The net interest margin decreased slightly from 3.02% at June 30, 1994 to 2.87% at June 30, 1995, as a result of increased competition for deposits. Also contributing to this decrease was the Company's loan portfolio yield which remained relatively flat due to competition, compared to the increase in the market rates over the previous year. The average yield on interest-earning assets increased from 7.44% at June 30, 1994 to 8.20% at June 30, 1995, an increase of 76 basis points. Meanwhile, the average yield on interest-bearing liabilities increased 84 basis points from June 30, 1994 to 5.61%. Interest income for the year ended June 30, 1995, was $15,794,000 compared to $8,710,000 for the year ended June 30, 1994, an increase of $7,084,000 or 81.3%. These increases are mainly due to the interest income generated from the increased loan balances over those of the prior period. Average loans increased $76,829,000 or 79.1% over June 30, 1994. Of the $7,084,000 increase in interest income for fiscal 1995, interest on loans contributed $6,885,000. Additionally, the Company has originated construction loans when providing financing for multifamily affordable housing developments to unrelated borrowers. The Company recognized construction loan origination fees of $657,000 for fiscal 1995, compared to $180,000 in the corresponding period in 1994.

Interest expense for the year ended June 30, 1995 increased $5,092,000 over the corresponding period in 1994. Approximately $2,023,000 of the increase for fiscal 1995, is related to deposit growth. This is the result of an increase of $45,066,000 in average interest-bearing deposits over June 30, 1994, and higher rates of interest paid

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


on such deposits. In addition to an increase in the interest rate environment as compared to 1994, the increase in interest expense was due to the use of agent-acquired deposits, which generally carry a higher interest rate than retail deposits. This strategy permits the Company to better match loan origination terms and thus obtain growth, while providing a favorable (even though somewhat smaller) spread between the yield on loans and the cost of the funds. The disadvantage is that, to the extent the non-deposit interest-bearing liabilities and agent-acquired deposits replace retail deposits, the cost of funds is increased in the current environment. Interest expense on non-deposit interest-bearing liabilities increased $1,814,000 or 89.7% for the year ended June 30, 1995, compared to the year ended June 30, 1994, due to the increase in non-deposit interest-bearing liabilities outstanding.

QUARTERLY RESULTS OF OPERATIONS
The Company's non-interest income is largely dependent upon the completion of large individual loan transactions or housing developments. As such, the Company's earnings may experience some variability from quarter to quarter.


1996                          Sept 30      Dec 31      Mar 31     June 30
- -------------------------------------------------------------------------
Interest income                $5,350      $5,510      $5,366      $5,303
Interest expense                3,938       4,021       3,843       3,723
                              -------------------------------------------
Net interest income             1,412       1,489       1,523       1,580
Provision for loan losses         110          60          75         210
Non-interest income             2,657       2,162       1,680       1,681
Non-interest expense            2,038       2,142       2,262       2,165
                              -------------------------------------------
Income before income taxes      1,921       1,449         866         886
Income taxes                      780         535         297         275
                              -------------------------------------------
  Net income                   $1,141      $  914      $  569      $  611
                              ===========================================
Per share:
  Fully diluted net income     $ 0.42      $ 0.33      $ 0.20      $ 0.22
  Primary net income             0.42        0.33        0.20        0.22
  Cash dividend                  0.14        0.23        0.23        0.20


1995                          Sept 30      Dec 31      Mar 31     June 30
- -------------------------------------------------------------------------
Interest income                $2,935      $3,954      $4,135      $4,770
Interest expense                1,837       2,222       2,780       3,424
                              -------------------------------------------
Net interest income             1,098       1,732       1,355       1,346
Provision for loan losses          65          85         135         135
Non-interest income             1,280         760       1,294       2,043
Non-interest expense            1,222       1,326       1,435       1,929
                              -------------------------------------------
Income before income taxes      1,091       1,081       1,079       1,325
Income taxes                      428         259         326         502
                              -------------------------------------------
  Net income                   $  663      $  822      $  753      $  823
                              ===========================================
Per share:
  Fully diluted net income     $ 0.28      $ 0.34      $ 0.29      $ 0.31
  Primary net income             0.28        0.34        0.30        0.31
  Cash dividend                  0.06        0.07        0.09        0.11


                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RATE/VOLUME ANALYSIS
The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Company's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                                                    1996 Compared to 1995              1995 Compared to 1994
                                                     Increase/(Decrease)                Increase/(Decrease)
                                               -----------------------------        ---------------------------
                                                     Due to                              Due to
                                               ----------------                     ---------------
Year Ended June 30                             Volume      Rate         Net         Volume     Rate        Net
- ------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

Interest income on average earning assets:
  Loans                                         $4,456     $  (44)      $4,412      $6,148     $  737      $6,885
  Investment securities available for sale         146         96          242         (92)       213         121
  Loans held for sale                                         877          877
  Federal Home Loan Bank Stock                      71         28           99          57         38          95
  Interest bearing deposits in
    other banks                                    (22)        (4)         (26)        (18)                   (18)
  Federal funds sold                                96         35          131                      1           1
                                                ------------------------------------------------------------------
    Total interest income from
      earning assets                             4,747        988        5,735       6,095        989       7,084
                                                ------------------------------------------------------------------

Interest expense on average interest-bearing
      liabilities:
  Now accounts                                     121        162          283          26        (15)         11
  Money market deposits accounts                   (16)        (4)         (20)         18          8          26
  Passbook savings accounts                        (12)         6           (6)                   (15)        (15)
  Certificates of deposit                        3,248        618        3,866       1,979      1,277       3,256
  Federal funds purchased                         (108)                   (108)        143         85         228
  Other borrowings                                 258        448          706         494        147         641
  Federal Home Loan Bank advances                  511         30          541         856         89         945
                                                ------------------------------------------------------------------

    Total interest expense on interest-
      bearing liabilities                        4,002      1,260        5,262       3,516      1,576       5,092
                                                ------------------------------------------------------------------
Changes in net interest income                  $  745     $ (272)      $  473      $2,579     $ (587)     $1,992
                                                ==================================================================



PROVISION FOR LOAN LOSSES
The Company makes monthly provisions for possible loan losses in amounts estimated to be sufficient to maintain the allowance for loan losses at a level considered necessary by management to absorb possible losses in the loan portfolios. Provision for loan losses was $455,000 for the year ended June 30, 1996, compared to $420,000 for June 30, 1995, and $150,000 for June 30, 1994. The ratio of the allowance for loan losses to non-performing loans was 275.1% at June 30, 1996, 122.1% at June 30, 1995, and 37.8% at June 30, 1994. The increase in the provision was primarily due to the growth in and the change in the composition of the portfolio, which includes higher levels of commercial and multifamily loans than in prior years.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


NON-INTEREST INCOME. Non-interest income increased by $2,803,000 or 52.1% for the year ended June 30, 1996, compared to 1995, after increasing by $2,920,000 or 118.8% in 1995 from 1994. The following table summarizes non-interest income for the three years ending June 30:


NON-INTEREST INCOME
- --------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
                                                                                    Change from prior year
                                                    Amount                        1996                  1995
                                         1996        1995        1994       Amount    Percent     Amount    Percent
                                        ----------------------------------------------------------------------------
Fee income from real estate
  development and management            $4,440      $4,370      $2,186      $   70        1.6%    $2,184       99.9%
Service charges on deposit accounts        181          99         103          82       82.8         (4)      (3.9)
Gain on sale of
  Real estate loans                        743                                 743      100.0
  Premises and equipment                   719                                 719      100.0
Letter of credit fees                      481         189           2         292      154.5        187    9,350.0
Real estate mortgage banking fees          942         351                     591      168.4        351      100.0
Other income                               674         368         166         306       83.2        202      121.7
                                        ----------------------------------------------------------------------------

     Total non-interest income          $8,180      $5,377      $2,457      $2,803       52.1%    $2,920      118.8%
                                        ============================================================================


Fee income from real estate development and management increased $70,000 over June 30, 1995 to $4,440,000 at June 30, 1996. The Affordable Housing Group has begun to encounter increased competition in the financing and development of multifamily housing. The IRS Section 42 tax credit program has been used by the Company to develop affordable housing for individuals with low to moderate incomes. In addition, the Company has provided financing for other developers utilizing the program. Since the IRS Section 42 tax credit program was created in 1986, competition has consistently increased in this area. As a result of the increase in the number of competitors in this industry, the Company has noted a reduction in the amount of fees it has been able to charge on individual transactions. Thus, fee income generated to date is not necessarily indicative of future results. The Company continues to develop new and innovative housing-related products to supplement its
Section 42 activity. However, there is no assurance that those new products will be able to replace any loss of income from current activities. Fee income from real estate development and management was $4,370,000 for the year ended June 30, 1995 compared to $2,186,000 for June 30, 1994, an increase of $2,184,000. The number of tax-credit and tax-exempt bond projects increased from eight projects in 1994 to over 30 projects in 1995, which are in various stages of completion. Service charges on deposit accounts increased $82,000 over fiscal 1995 to $181,000 for fiscal 1996. The Company has concentrated its efforts to attract transaction accounts, which increased $16,901,000 over fiscal 1995 resulting in higher fee income. The Company's savings bank subsidiary sold a parcel of real estate during the first quarter resulting in a gain of $719,000. The Company has no plans at this time to sell additional real estate. Beginning in fiscal 1996, the Company began selling its current production of one-to-four family fixed rate mortgage loans, as well as a package of seasoned consumer loans. In the second quarter, the Company continued to sell current production of one-to-four family fixed rate mortgage loans, but also reclassified $52 million of one-to-four family loans as loans held for sale. The Company has reported net gains of $743,000 for fiscal 1996.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The Company adopted FAS 122 "Accounting for Certain Mortgage Banking Activities" ("FAS 122") to require the holder of mortgage services to recognize as separate assets, rights to service mortgage loans, regardless of how the rights were acquired. The Company adopted FAS 122 during the first quarter of fiscal 1996. With the increase in mortgage loan sales during fiscal 1996, the Company has recognized $575,000 in mortgage loan servicing rights which are included in the net gain on sale of loans. Letter of credit fees increased $292,000 over fiscal 1995 as the Company increased its standby letters of credit outstanding, particularly on affordable housing developments in which the borrowers are not affiliated with the Company. FFCC began operations in April 1994, and earned $351,000 in fees for fiscal 1995 and $942,000 in fiscal 1996. This has been the result of an increase in the number of transactions closed compared to fiscal 1995. Other income increased $306,000 over fiscal 1995 due to the Company's receipt of $146,000 in dividend income on the stock the Savings Bank holds with its data processing cooperative, a $48,000 increase in loan servicing fees over fiscal 1995, the Company's receipt of $50,000 on the expiration of a land option, and the receipt of $31,000 in title fee income. The $202,000 increase in other non-interest income for fiscal 1995 over fiscal 1994 was the result of the recognition of income related to other affordable housing activities including the Company's admission as a limited partner in two affordable housing partnerships, for service provided.

NON-INTEREST EXPENSE. Non-interest expense increased by $2,695,000 or 45.6% for the year ended June 30, 1996, compared to 1995 after increasing by $2,693,000 or 83.7% in 1995 from 1994. The following table summarizes non-interest expense for the three years ending June 30:


Non-interest expense
- ----------------------------------------------------------------------------------------------------------------
(dollars in thousands)

                                                                                 Change from prior year
                                                Amount                        1996                   1995
                                     1996        1995        1994       Amount     Percent     Amount    Percent
                                    ----------------------------------------------------------------------------
Salaries and employee benefits      $4,486      $2,888      $1,538      $1,598      55.3%      $1,350      87.8%
Net occupancy expenses                 471         426         313          45      10.6          113      36.1
Equipment expenses                     383         287         159          96      33.4          128      80.5
Deposit insurance expense              287         238         171          49      20.6           67      39.2
Data processing expense                417         211         134         206      97.6           77      57.5
Legal and professional fees            448         471         180         (23)     (4.9)         291     161.7
Other expense                        2,115       1,391         724         724      52.0          667      92.1
                                    ----------------------------------------------------------------------------

     Total non-interest expense     $8,607      $5,912      $3,219      $2,695      45.6%      $2,693      83.7%
                                    ============================================================================



Salaries and employee benefits increased $1,598,000 and accounted for 59.3% of the increase in total non-interest expense in fiscal 1996. An increase in staffing was planned to accommodate growth and to continue providing professional and timely service to the Company's customers. Also as a result of the Company's growth and loan diversification strategy, net occupancy and equipment expense increased over June 30, 1995, by $45,000 and $96,000, respectively. Deposit insurance increased $206,000 over fiscal 1995 as total average deposits have increased by $60,985,000 or 49.5% since June 30, 1995. Legal and professional fees decreased $23,000 from fiscal 1995, while other expense increased $724,000 as follows: Advertising increased $108,000 over the prior year as the Company's Savings Bank increased the advertising campaign to accomplish deposit growth and name recognition. The Affordable Housing Group also increased advertising as competition grew in fiscal 1996. During fiscal 1996, the Company began participating some of its multifamily loans resulting in an

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


increase in loan participation expenses of $94,000. OTS assessment and filing fees increased $54,000 over the prior year due to the increased complexity of the Company's activities. Travel and lodging increased $49,000 due to the Company's expansion in affordable housing activities, which include research on potential sites, closings on new sites and routine checks on existing sites and sites in the construction phase. The Company's affordable housing subsidiaries continue to search for new sites to develop, but sometimes expenses are incurred on potential sites that do not materialize and are expensed as abandoned projects. Abandoned projects expense was $61,000 compared to $18,000 in the prior year as activity continues to increase in the affordable housing segment of the Company. The Company accounts for the investment in various affordable housing partnerships on the equity method. Currently, the Company has written down its investment in various developments by $73,000 for fiscal 1996. As a result of consumer loan sales, dealer fees expense increased $32,000 over the prior year. In addition, the expensing of prepaid dealer interest on sold loans resulted in additional expense of $52,000. Finally bond issuance cost amortization for the junior and senior subordinated notes were $58,000 for fiscal 1996 compared to $14,000 in fiscal 1995. The remaining increase was generally due to the Company's expanded business activities.

Salaries and employee benefits increased $1,350,000 and accounted for 50.1% of the increase in total non-interest expense in fiscal 1995. Staffing level increases associated with the Savings Bank's growth and loan diversification strategy, as well as increases in affordable housing activities were the primary reasons for the increase and the increase in net occupancy and equipment expenses, which increased over June 30, 1994, by $113,000 and $128,000, respectively. Legal and professional fees increased $291,000 of which $125,000 was incurred as a result of consulting fees paid for syndication strategies in connection with real estate development and management activities. Other expenses increased $667,000 due to printing and supplies, postage and other operating expenses which again increased due to the growth of the Company. Advertising costs increased $61,000 over June 30, 1994 as advertising was increased and the name change of the Company's savings bank subsidiary was completed. Expenses of $79,000 were incurred by FFCC, which started operations in the first quarter of fiscal 1995.

INCOME TAX EXPENSE. Income tax expense was $1,887,000 in fiscal 1996, as compared to $1,515,000 recorded in fiscal 1995 and $1,044,000 in fiscal 1994. The effective tax rate for the current year increased to 36.8% from 33.1% for fiscal 1995 and 39.8% for fiscal 1994, as pre-tax income increased from fiscal 1995 despite an increase in tax credits from Affordable Housing Group activities.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


FINANCIAL CONDITION
At year-end, the Company's assets decreased $7,222,000 or 2.7%. The Company reclassified $52,000,000 of its fixed rate residential first mortgages from the loan portfolio into a Loans Held for Sale balance sheet category and sold these loans during fiscal 1996. Average assets for fiscal 1996 increased 38.0% over fiscal 1995 to $274,837,000. Total liabilities decreased $9,112,000 at year-end as the Company used loan proceeds to reduce its borrowings. Total deposits increased $931,000 despite allowing agent acquired funds to reprice at the retail rate or mature.

LOANS
The following table shows the composition of the Company's loan portfolio as of June 30:

                                            1996        1995         1994        1993         1992
- ----------------------------------------------------------------------------------------------------
(dollars in thousands)
Real estate mortgage loans
     Conventional                         $106,288    $113,870     $ 74,701    $ 58,677     $43,187
     Construction loans                     36,938      24,670       12,536       3,988         880
     Commercial loans                       18,267       7,133        1,022
     Multifamily loans                      15,420      26,147       12,372       2,969       5,265
     First mortgage real estate
        loans purchased                      7,612       4,921        4,064       4,635       6,499
     Real estate contracts                      56         101          107         112         116
                                          ----------------------------------------------------------
                                           184,581     176,842      104,802      70,381      55,947
Commercial loans-other than secured
  by real estate                             9,393       6,414          442         162
Consumer loans                              23,062      39,635       18,063       9,087       7,890
Loans to depositors secured by savings         185         209          225         205         223
                                          ----------------------------------------------------------
        Total loans                       $217,221    $223,100     $123,532    $ 79,835     $64,060
                                          ==========================================================

Total assets                              $262,216    $269,438     $152,188    $108,375     $90,146
                                          ----------------------------------------------------------
Total loans to total assets                   82.8%       82.8%        81.2%       73.7%       71.1%
                                          ==========================================================


As mentioned above, the loan sale accounts for the $7,582,000 decrease in conventional loans. Included in construction loans are $7,476,000 in loans to affordable housing developments in addition to $9,782,000 in affordable housing development loans which are included in the multifamily loans. The remaining $29,462,000 in construction loans were primarily single-family dwellings. Commercial loans have continued to increase since the Company began originating commercial loans during the first quarter of fiscal 1995. Commercial real estate and commercial loans have increased from $1,464,000 in fiscal 1994 to $27,660,000 in fiscal 1996. The Company purchased some first mortgage real estate loans during fiscal 1996 accounting for the $2,691,000 increase over fiscal 1995. Consumer loans decreased $16,573,000 from fiscal 1995 as a result of two consumer loan sales. The Company has made arrangements with another institution to pass new indirect consumer loans originated to the other institution in exchange for a fee. Therefore the Company's consumer loan portfolio has been shrinking. The Company's loan portfolio contains no loans to foreign governments, foreign enterprises, foreign operations of domestic

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


companies, or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed 10 percent of total loans.

The following table sets forth the remaining maturities for certain loan categories as of June 30, 1996:

                                                                                   Total for Loans
                                                                                     Due After
                                                                                  One Year Having:
                               Within       One to      After                    Fixed      Variable
LOAN MATURITIES               One Year    Five Years  Five Years    Total        Rates       Rates
- ----------------------------------------------------------------------------------------------------
(dollars in thousands)

Real estate mortgage loans    $11,292     $44,640     $128,834    $184,766      $69,746     $115,020
Consumer loans                  9,954      12,287          821      23,062       18,149        4,913
Commercial loans                5,489       3,613          291       9,393        1,599        7,794
                              ----------------------------------------------------------------------

  Total                       $26,735     $60,540     $129,946    $217,221      $89,494     $127,727
                              ======================================================================

Non-performing loans. The Company discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Management believes that loans now current where there are reasonable doubts as to the ability of the borrower to comply with the present loan repayment terms are immaterial. Income received on restructured and nonaccrual loans was $15,000 in 1996, $74,000 in 1995 and $96,000 in 1994. Additional interest income of approximately $9,000, $3,000, and $14,000 for 1996, 1995, and 1994, respectively, would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

The following table provides information on the Company's non-performing loans as of June 30:


NON-PERFORMING LOANS                1996    1995    1994    1993     1992
- ----------------------------------------------------------------------------
(dollars in thousands)

Nonaccrual loans                    $342    $ 47    $190    $  288   $1,461
Restructured                                 514     752       760
90 days or more past due              43      23                          9
                                    ----------------------------------------
  Total                             $385    $584    $942    $1,048   $1,470
                                    ========================================

Ratio of non-performing loans to
  Total loans                       0.18%   0.26%   0.76%     1.31%    2.29%
                                    ========================================


Non-performing loans amounted to 0.18% of total loans as of June 30, 1996, as compared to 0.26% of total loans as of June 30, 1995. The decrease in the ratio from 1996 to 1995 is attributable to the 34.1% decrease in non-performing loans. Management is not aware of any loans that have not been disclosed that represent or result from trends or uncertainties which may have a material impact on the Company's future operating results, liquidity or capital resources.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


ANALYSIS OF ALLOWANCE FOR LOAN LOSSES. The Company establishes its provision for loan losses and evaluates the adequacy of the allowance for loan losses based on management's evaluation of its loan portfolio and changes in loan activity. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, the composition of the loan portfolio and other factors that warrant recognition in providing for an adequate loan loss allowance. This evaluation is performed on a monthly basis and is designed to ensure that all relevant matters affecting loan collectibility will consistently be identified in a detailed loan review and that the outcome of the review will be considered in a disciplined manner by management in determining the necessary allowance and the provision for loan losses. The amounts actually reported in each period will vary with the outcome of this detailed review.

The Company adopted SFAS Nos. 114 and 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures on July 1, 1995. The adoption of SFAS Nos. 114 and 118 did not have a material impact on the Company's financial position or results of operations. The Company has not experienced any impaired loans since the adoption of SFAS Nos. 114 and 118.

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the years ended June 30:


SUMMARY OF LOAN LOSS EXPERIENCE                    1996      1995      1994      1993      1992
- ------------------------------------------------------------------------------------------------
(dollars in thousands)

Allowance for loan losses
Balance at July 1,                               $  713      $356      $236      $150      $142
Loan charge-offs:
  Real estate mortgage                               12         8         8        22       537
  Consumer                                          128        74        39        28        26
                                                 -----------------------------------------------
    Total loan charge-offs                          140        82        47        50       563
Loan recoveries:
  Real estate mortgage                               17         8         6         5        23
  Consumer                                           14        11        11         1        10
                                                 -----------------------------------------------
    Total loan recoveries                            31        19        17         6        33

Net charge-offs                                     109        63        30        44       530
Provision for loan losses                           455       420       150       130       538
                                                 -----------------------------------------------
Balance at June 30,                              $1,059      $713      $356      $236      $150
                                                 ===============================================
Ratio of net charge-offs to average loans
  outstanding during the period                    0.05%     0.04%     0.03%     0.06%     0.83%
                                                 ===============================================
Ratio of provision for loan losses to
  average loans outstanding during the period      0.20%     0.24%     0.15%     0.18%     0.84%
                                                 ===============================================
Ratio of allowance for loan losses to
  total loans outstanding at year end              0.49%     0.32%     0.29%     0.30%     0.23%
                                                 ===============================================


                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The allowance for loan losses was $1,059,000 as of June 30, 1996, and $713,000 as of June 30, 1995. Net loan charge-offs were $109,000 or 0.05% of average loans in 1996 compared to $63,000 or 0.04% of average loans in 1995. Management considers the allowance for loan losses adequate to meet losses inherent in the loan portfolio as of June 30, 1996.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses was further allocated to include commercial and multifamily loans in fiscal 1995. The allocation for loan losses and the percentage of loans within each category to total loans at June 30 are as follows:


                                     Allowance Amount                      Percentage of Loans to Total Loans
                          1996     1995    1994    1993    1992       1996      1995      1994      1993      1992
                         ------------------------------------------------------------------------------------------
                         (dollars in thousands)

Real estate mortgage     $  155    $208    $219    $151    $ 78       61.3%     67.5%     74.8%     84.5%     79.1%
Multifamily                 420     195                                8.8      11.7      10.0       3.7       8.2
Consumer                    214     260     137      85      72       10.7      17.9      14.8      11.6      12.7
Commercial                  270      50                               19.2       2.9       0.4       0.2
                         ------------------------------------------------------------------------------------------
      Total              $1,059    $713    $356    $236    $150      100.0%    100.0%    100.0%    100.0%    100.0%
                         ==========================================================================================




INVESTMENT SECURITIES. The Company's investment policy is reviewed annually by its Board of Directors. Any significant changes to the policy must be approved by the Board. The Board has an asset/liability management committee which is responsible for keeping the investment policy current.

As of June 30, 1996, the investment portfolio represented 6.7% of the Company's assets, compared to 5.7% at June 30, 1995, and is managed in a manner designed to meet the Board's investment policy objectives. The primary objectives, in order of priority, are to further the safety and soundness of the Company, to provide the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of the Company's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At June 30, 1996, the entire investment portfolio was classified as available for sale, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The net unrealized loss at June 30, 1996, was $140,000 which was comprised of gross gains of $36,000, gross losses of $267,000, and a tax benefit of $91,000, an increase of $128,000 over June 30, 1995. Theincrease was caused by market interest rate changes during the period. Although the entire portfolio is available for sale, management has not identified specific investments for sale in future periods.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table sets forth the components of the Company's investment securities available for sale:


                                                  1996        1995        1994
- -------------------------------------------------------------------------------
(dollars in thousands)

Investment securities available for sale:
  U.S. Treasury securities                      $   504     $   515     $ 2,505
  Federal agency securities                       4,365       4,002         991
  Federal Home Loan Mortgage
    Corporation mortgage-backed securities        6,727       6,830       7,959
  Federal National Mortgage
    Association mortgage-backed securities        1,697       2,103       2,515
  Government National Mortgage
    Association mortgage-backed securities        4,165       1,953         495
                                                -------------------------------
      Total securities available for sale       $17,458     $15,403     $14,465
                                                ===============================


The Company's investment securities portfolio increased by $2,055,000 to $17,458,000 at June 30, 1996, compared to $15,403,000 at June 30, 1995.
The Company holds various types of securities, including mortgage-backed securities. Inherent in mortgage-backed securities is prepayment risk. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase. The Company's total investment securities portfolio increased by $938,000 at June 30, 1995, from June 30, 1994 as additional securities were purchased during 1995 and due to a decrease in the net unrealized loss.

The following table sets forth the contractual maturities of investment securities available for sale as of June 30, 1996, and the weighted average yields of such securities. As of June 30, 1996, the Company held no securities with a book value exceeding 10% of stockholders' equity.


                                                                Maturity
                                -------------------------------------------------------------------------------------------
                                                  After One But      After Five But
                                  Within One       Within Five         Within Ten
                                     Year             Years               Years         Over Ten Years          Total
                                Amount  Yield    Amount    Yield     Amount  Yield     Amount     Yield    Amount     Yield
                                -------------------------------------------------------------------------------------------
      (dollars in thousands)

U.S. Treasuries                 $504    8.00%                                                              $   504    8.00%
Federal agencies                                 $3,872    5.84%     $493    6.00%                           4,365    5.86
Federal Home Loan Mortgage
  Corporation                    264    8.00      1,107    6.00       218    7.39      $ 5,138    7.24%      6,727    7.07
Federal National Mortgage
  Association                                                                            1,697    6.58       1,697    6.58
Government National Mortgage
  Association                                        23    7.51                          4,142    6.83       4,165    6.83
                                -------------------------------------------------------------------------------------------
    Total                       $768    8.00%    $5,002    5.88%     $711    6.43%     $10,977    6.98%    $17,458    6.69%
                                -------------------------------------------------------------------------------------------

    Percent of total               4%                29%                4%                  63%                100%
                                ===========================================================================================


                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Funding Sources

DEPOSITS. The Company attracts both short-term and long-term deposits from the retail market by offering a wide assortment of accounts with different terms and different interest rates. These deposit alternatives include checking accounts, regular savings accounts, money market deposit accounts, fixed rate certificates with varying maturities, variable interest rate certificates, negotiable rate jumbo certificates ($100,000 or more), and variable rate IRA certificates.

Average deposits increased by $60,985,000 or 49.5% for the year ended June 30, 1996. Growth came from three categories; NOW, Certificates of deposit and agent-acquired certificates of deposit. NOW accounts and certificates of deposit increased $5,176,000 and $10,022,000, respectively, as the Company launched an aggressive marketing campaign with new products during fiscal 1996 to increase the core deposit base. The remaining growth was primarily due to the acquistion of agent-acquired certificates of deposit. The $46,030,000 increase in these funds were primarily used to fund loan originations. The term of the certificates of deposit acquired was dependent upon the terms of the loans originated and matched accordingly, in order to limit the Company's interest rate risk. The certificates of deposit were acquired at rates higher than the current local market for retail deposits, but generally below rates charged for FHLB advances.

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the year ended June 30, 1996, 1995 and 1994.


                                             1996                 1995                1994
AVERAGE DEPOSITS                       Amount     Rate      Amount     Rate     Amount     Rate
- ------------------------------------------------------------------------------------------------
(dollars in thousands)

Demand                                $  3,898             $  3,158             $ 2,993
Now accounts                            10,092    3.95%       4,916    2.34%      3,929    2.65%
Money market accounts                    6,066    2.97        6,600    3.03       5,987    2.91
Savings accounts                         5,346    2.90        5,795    2.78       5,800    3.03
Certificates of deposit                 71,337    5.77       61,315    5.29      54,751    4.52
Agent-acquired certificates of
  deposit                               87,366    6.52       41,336    6.55       4,429    4.95
                                      ----------------------------------------------------------
     Total                            $184,105    5.73%    $123,120    5.22%    $77,889    4.04%
                                      ==========================================================


The following table summarizes certificates of deposit in amounts of $100,000 or more by time remaining until maturity as of the following dates:


MATURITIES OF CERTIFICATES OF DEPOSIT OF $100,000 OR MORE AT JUNE 30,


                            1996        1995        1994
- ---------------------------------------------------------
(dollars in thousands)

3 Months or less           $ 7,206     $13,555     $2,820
3-6 months                  15,009      14,535      1,962
6-12 months                  5,042      20,470      1,706
Over 12 months              18,669      14,569      2,880
                           ------------------------------
     Total                 $45,926     $63,129     $9,368
                           ==============================


                                   22


Management' Discussion and Analysis
Results of Operations and Financial Condition

The decrease of $17,203,000 is primarily due to agent-acquired certificates of deposit that generally are issued in amounts greater than $100,000. This is a result of the real estate loan sales which has allowed the Company the flexibility of retaining or allowing these higher costing funds to mature.

BORROWINGS
The Company' borrowings decreased $11,011,000 from fiscal 1995 primarily due to the Company' pay off of various Federal Home Loan Bank advances.
The funds were provided by the loan sales mentioned above. For further details see Notes to the Consolidated Financial Statements.

Other short-term borrowings totaled $5,693,000 which represented a decrease of $3,604,000 since June 30, 1995, due primarily to a decrease in guaranteed investment contracts. Federal funds purchased and short-term FHLB advances, while utilized during 1996, were repaid prior to year-end. These borrowings were partially replaced with guaranteed investment contracts at lower rates. The guaranteed investment contracts are typically fully disbursed throughout the year, but obtained at lower rates compared to other short term borrowing rates.



SHORT-TERM BORROWINGS AT JUNE 30,


                                    Federal                Treasury Tax      Guaranteed
                                     Funds        FHLB      & Loan Note      Investment
1996                               Purchased    Advances      Option         Contracts
- ---------------------------------------------------------------------------------------
(dollars in thousands)

Outstanding at June 30                                         $129           $5,564
Average amount outstanding          $2,301      $   625          89            4,064
Maximum amount outstanding at
  any month-end                      7,400        6,000         139            8,590
Weighted average interest rate:
  During year                         5.92%        6.86%       2.94%            4.13%
  End year                                                     3.96%            5.00%


1995
- ---------------------------------------------------------------------------------------
(dollars in thousands)

Outstanding at June 30                                         $105           $9,192
Average amount outstanding          $4,115      $ 8,978          36            7,249
Maximum amount outstanding at
  any month-end                      7,400       18,500         150            9,900
Weighted average interest rate:
  During year                         5.93%        5.52%       2.68%            3.37%
  End year                                                     6.03%            3.74%


CAPITAL RESOURCES
Federal regulations require all financial institutions to evaluate capital adequacy by the risk-based capital method, which makes capital requirements more sensitive to the differences in the level of risk assets maintained in financial institution portfolios. Included in the risk-based capital method are two measures of capital adequacy, Tier 1 or core capital and total capital, which consists of Tier 1 plus Tier 2 capital.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table summarizes capital positions and selected ratios of the Savings Bank:


June 30                                       1996         1995         1994
- ------------------------------------------------------------------------------
(dollars in thousands)
Tier 1 capital
   Common stock                             $    843     $    843     $   843
   Surplus                                     8,619        8,155       4,030
   Retained earnings                           8,629        7,061       4,817
                                            ----------------------------------

     Total tier 1 capital                   $ 18,091     $ 16,059     $ 9,690

Tier 2 capital
   Allowance for loan losses (1)               1,059          713         356
   Subordinated debt (2)                       4,875        4,875
                                            ----------------------------------

     Total capital                          $ 24,025     $ 21,647     $10,046
                                            ==================================

   Risk-weighted assets                     $194,516     $177,572     $84,562
                                            ==================================

Tier 1 capital to risk-weighted assets (3)      9.30%        9.04%      11.46%
Total Capital to risk-weighted assets (3)      12.35        12.19       11.88
Tangible capital (4)                            7.05         6.02        6.43
Core capital (4)                                7.05         6.02        6.43


(1) Computed in accordance with fully phased-in capital standards limiting the allowance to 1.25% of total risk-weighted assets for the year-end 1992 and thereafter.

(2) After appropriate notification and approval from the OTS, subordinated debt is allowed as a component in the total capital ratio.

(3) The well capitalized requirement generally applicable to federal savings banks are 6% Tier 1 capital to risk-weighted assets and 10% total capital to risk-weighted assets.

(4) Under OTS capital standards, savings associations must maintain "core capital" in an amount not less than 3% of total assets and "tangible capital" in an amount not less than 1.5% of total adjusted assets.

The Savings Bank is in excess of all capital requirements. For further detail see Notes to the Consolidated Financial Statements.

The Company's stockholders' equity increased $1,890,000 to $14,295,000 at June 30, 1996, compared to $12,405,000 at June 30, 1995. The increase in stockholders' equity was accounted for by net income of $3,235,000 and the exercise of warrants and stock options of $741,000. Dividends declared of $1,958,000 and the change in the net unrealized loss on investment securities of $128,000 decreased stockholders' equity in fiscal 1996.

The Savings Bank's ratio of stockholders' equity to total assets was 7.05% at June 30, 1996 up from 6.02% at June 30, 1995. Book value per share increased to $5.73 at June 30, 1996, compared to $5.21 one year earlier, an increase of 10.0%.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION


LIQUIDITY
The Company's principal sources of income and funds are dividends from subsidiaries, and if necessary, borrowings. The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, OTS regulations set restrictions on the amount of dividends the Savings Bank may pay to the Company.

The Savings Bank is required by federal regulations to maintain specified levels of "liquid" assets consisting of cash and other eligible investments. Currently, liquid assets must equal at least five percent of net withdrawable savings plus borrowings payable upon demand or due within one year or less. As of June 30, 1996, and June 30, 1995, the Savings Bank liquidity ratios were 10.64% and 10.92%, respectively. Management believes that this level of liquidity is sufficient to meet any anticipated requirements for the Savings Bank's operations.

The primary sources of funds for operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. In addition, the Savings Bank is authorized to borrow money from the FHLB and other sources as needed. The Savings Bank decreased its borrowings from the FHLB from $52,413,000 at June 30, 1995, to $42,474,000 at June 30, 1996, as a result of the real estate loan sales previously mentioned which allowed the Company to pay down various FHLB advances. The interest rate margin on loans originated which are funded by borrowings is smaller than if funded by retail deposits, thus narrowing the overall interest rate margin, but increasing overall gross income. The Company took the opportunity to reduce the borrowings outstanding at June 30, 1996.

ASSET/LIABILITY MANAGEMENT
The measurement and analysis of the exposure of the Company to changes in the interest rate environment is referred to as asset/liability management. One method used to analyze the Company's sensitivity to changes in interest rates is to measure the difference between the amount of interest-earning assets which are anticipated to mature or reprice within a given period of time as compared to the amount of interest-bearing liabilities which are expected to mature or reprice within the same period. This difference is known as the interest rate sensitivity "gap". A gap is considered negative when the amount of interest-bearing liabilities anticipated to reprice or mature exceeds the amount of interest-earning assets anticipated to reprice or mature in a given period.

At June 30, 1996, the Company's total interest-bearing assets maturing or repricing within one year exceeded total interest bearing liabilities maturing or repricing in the same period by $34,967,000, representing a positive cumulative one-year gap ratio of 13.34% of total assets. The Company relies on certain assumptions, such as the amount and timing of savings deposit repricing opportunities, among others, in the measurement of the interest rate sensitivity gap.

The Company changed its strategy of originating and retaining mortgage loans and funding these with borrowings of similar durations, such as FHLB advances, as well as with deposits acquired through agents during fiscal 1996. The Company opted to start selling current loan production during the year in addition to reclassifying $52,000,000 to loans held for sale and selling these loans during fiscal 1996. This has allowed the Company to reduce borrowings, let higher rate agent-acquired funds rolloff or rollover at the retail rate, and fund new loan demand. The positive impact on the margin became evident in the fourth quarter as the margin in the fourth quarter was 2.46% compared to the third quarter margin of 2.35%.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company has in place an interest rate risk management policy that addresses the goals to be met and what steps are to be taken to manage interest rate risk exposure in a manner to ensure profits and maintain net worth to the best extent possible in any interest rate environment. Specific limits have been set (and are periodically reviewed) by the Board of Directors as to the amount of interest rate exposure it is willing to accept. Reports are required of management to reflect how well the current policies have achieved the desired goals. The interest rate risk policy also establishes an Asset/Liability Committee (ALCO) that is composed of senior bank officers which meets at least monthly to determine strategies, measure results and plan policies to implement the broad goals set forth in the policy. In viewing the Company's interest rate risk position, the ALCO must be aware of how changes in interest rates affect both its net interest income and its market value of equity.

In evaluating the Company's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the following table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to reprice, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For example, projected savings, money market and interest bearing accounts maturities may also materially change if interest rates change. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

In addition, the following table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes.

The following table sets forth the interest rate sensitivity of the Company's assets and liabilities at June 30, 1996, on the basis of the assumptions described below, and sets forth the repricing dates of the Company's interest-earning assets and interest-bearing liabilities at June 30, 1996, and the Company's interest rate sensitivity "gap" percentages at the dates indicated. The information presented does not include estimated prepayment rates for loans and mortgage-backed securities. This has the effect of understating the amount of assets that may reprice in the current year, thus giving the appearance of a balance sheet that is more negatively gapped than it actually is. Interest-bearing checking accounts are included with 30% in the three months or less category and the remaining 70% in the three years or more category. Savings accounts are included with 10% in the three months or less category and the remaining 90% in the three years or more category. In money market accounts, 14% are placed in the three months or less category while the remaining 86% are placed in the over three year category. The assumptions for savings and checking accounts are developed from the Company's deposit pricing reaction to changes in the prevailing interest rate environment.

The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and which can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (i) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an interest rate index; (ii) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then-prevailing interest rate; or
(iii) an asset or liability may mature, at which time the proceeds can be reinvested at the current market rates.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
             RESULTS OF OPERATIONS AND FINANCIAL CONDITION



                                                                      June 30, 1996
                                                  ----------------------------------------------------------
                                                    Three     Over Three    One to      Three
                                                  Months or   Months to     Three      Years or
                                                    Less       One Year     Years        More        Total
                                                  ----------------------------------------------------------
                                                                  (dollars in thousands)

Assets
  Interest-bearing deposits in other banks        $ 4,106                                           $  4,106
  Federal funds sold                                5,000                                              5,000
  Investment securities available
    for sale and FHLB stock                         6,840     $  8,469    $  3,050     $ 3,019        21,378
  Loans                                            63,655       51,469      24,774      77,323       217,221
  Non-earning assets                                                                    14,511        14,511
                                                  ----------------------------------------------------------
       Total assets                               $79,601     $ 59,938    $ 27,824     $94,853      $262,216
                                                  ==========================================================

Liabilities and stockholders' equity
  Interest-bearing deposits:
     Interest-bearing transaction accounts        $ 5,996                              $13,991      $ 19,987
     Money market accounts                            751                                4,613         5,364
     Savings                                          513                                4,621         5,134
     Certificates of deposit                       16,771     $ 64,754    $ 55,616       8,976       146,117
                                                  ----------------------------------------------------------
        Total interest-bearing deposits            24,031       64,754      55,616      32,201       176,602

  Other borrowings and debt                         2,707       13,080      15,312      31,886        62,985
  Non-interest bearing deposits                                                          5,100         5,100
  Non-interest bearing liabilities and
    stockholders' equity                                                                17,529        17,529
                                                  ----------------------------------------------------------

Total liabilities and stockholders' equity        $26,738     $ 77,834    $ 70,928     $86,716      $262,216
                                                  ==========================================================

Interest sensitivity gap                          $52,863     $(17,896)   $(43,104)    $ 8,137
                                                  ==========================================================

Cumulative interest sensitivity gap               $52,863     $ 34,967    $ (8,137)
                                                  ==========================================================

Cumulative gap as a percentage of total assets      20.16%       13.34%      (3.10)%
                                                  ==========================================================


                      INDEPENDENT AUDITOR'S REPORT


Stockholders and Board of Directors
Fidelity Federal Bancorp
Evansville, Indiana


We have audited the consolidated balance sheet of Fidelity Federal Bancorp and subsidiaries as of June 30, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.



GEORGE S. OLIVE & COMPANY LLC
Evansville, Indiana
July 16, 1996

                       CONSOLIDATED BALANCE SHEET



June 30                                                            1996              1996
- ----------------------------------------------------------------------------------------------

ASSETS
  Cash and due from banks                                      $  1,111,737      $    889,275
  Short-term interest-bearing deposits                            4,101,143         6,543,690
  Federal funds sold                                              5,000,000         9,000,000
                                                               -------------------------------
    Total cash and cash equivalents                              10,212,880        16,432,965
  Interest-bearing deposits                                           5,370             5,119
  Investment securities available for sale                       17,458,474        15,403,382
  Real estate loans held for sale                                                   1,923,099
  Loans                                                         217,221,244       223,099,648
  Allowance for loan losses                                      (1,058,894)         (712,872)
                                                               -------------------------------
     Net loans                                                  216,162,350       222,386,776
  Premises and equipment                                          5,559,322         3,851,734
  Federal Home Loan Bank of Indianapolis stock, at cost           3,919,500         3,091,100
  Interest receivable and other assets                            8,897,813         6,343,939
                                                               -------------------------------

     Total assets                                              $262,215,709      $269,438,114
                                                               ===============================

LIABILITIES
  Deposits
    Non-interest bearing                                       $  5,099,938      $  3,211,006
    Interest bearing                                            176,602,082       177,559,886
                                                               -------------------------------
       Total deposits                                           181,702,020       180,770,892
  Borrowings                                                     62,984,689        73,995,786
  Advances by borrowers for taxes and insurance                     859,110           699,054
  Other liabilities                                               2,374,915         1,567,013
                                                               -------------------------------
    Total liabilities                                           247,920,734       257,032,745
                                                               -------------------------------

STOCKHOLDERS' EQUITY
  Preferred stock, no par or stated value
     Authorized and unissued 5,000,000 shares
  Common stock, $1 stated value
     Authorized 5,000,000 shares
     Issued and outstanding 2,495,040 and 2,162,799 shares        2,495,040         2,162,799
  Capital surplus                                                 8,785,148         5,394,610
  Stock warrants                                                    265,500           299,000
  Retained earnings, substantially restricted                     2,888,866         4,560,437
  Net unrealized loss on securities available-for-sale             (139,579)          (11,477)
                                                               -------------------------------
  Total stockholders' equity                                     14,294,975        12,405,369
                                                               -------------------------------

  Total liabilities and stockholders' equity                   $262,215,709      $269,438,114
                                                               ===============================


See notes to consolidated financial statements.

                    CONSOLIDATED STATEMENT OF INCOME




Year Ended June 30                                            1996            1995               1994
- ---------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Loans receivable                                        $19,044,730     $  14,658,913      $ 7,773,591
  Loans held for sale                                         904,190
  Investment securities available for sale                  1,098,527           856,355          736,158
  Federal funds sold                                          132,076             1,482
  Interest-bearing deposits                                    64,368            90,204          108,346
  Other interest and dividend income                          285,536           186,563           92,072
                                                          -----------------------------------------------
                                                           21,529,427        15,793,517        8,710,167
                                                          -----------------------------------------------

INTEREST EXPENSE
  Deposits                                                 10,549,760         6,425,729        3,148,266
  Federal Home Loan Bank advances                           3,442,326         2,902,536        1,956,597
  Federal funds purchased                                     136,161           243,761           16,125
  Other interest expense                                    1,396,989           690,929           50,045
                                                          -----------------------------------------------
                                                           15,525,236        10,262,955        5,171,033
                                                          -----------------------------------------------


NET INTEREST INCOME                                         6,004,191         5,530,562        3,539,134
  Provision for loan losses                                   455,000           420,000          150,000
                                                          -----------------------------------------------


NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES                                               5,549,191         5,110,562        3,389,134
                                                          -----------------------------------------------


NON-INTEREST INCOME
  Fee income - real estate development
    and management                                          4,439,894         4,370,351        2,186,417
  Service charges on deposit accounts                         180,565            99,390          103,185
  Gain on sale of
    Investment securities                                                                            234
    Real estate loans                                         742,978
    Premises and equipment                                    718,765               360
  Letter of credit fees                                       480,867           189,376            2,366
  Real estate mortgage banking fees                           942,002           350,638
  Other income                                                674,961           367,738          164,425
                                                          -----------------------------------------------
                                                            8,180,032         5,377,853        2,456,627
                                                          -----------------------------------------------


                    CONSOLIDATED STATEMENT OF INCOME
                              (CONTINUED)



Year Ended June 30                         1996          1995          1994
- ------------------------------------------------------------------------------
NON-INTEREST EXPENSE
  Salaries and employee benefits        $4,486,097    $2,888,470    $1,537,930
  Net occupancy expense                    471,019       425,883       312,885
  Equipment expense                        382,693       286,885       158,712
  Data processing fees                     286,818       210,942       134,190
  Deposit insurance expense                417,231       237,521       171,162
  Legal and professional fees              447,538       471,276       179,924
  Other expense                          2,116,131     1,391,257       724,632
                                        --------------------------------------
                                         8,607,527     5,912,234     3,219,435
                                        --------------------------------------

INCOME BEFORE INCOME TAX                 5,121,696     4,576,181     2,626,326
  Income tax expense                     1,886,787     1,515,040     1,043,814
                                        --------------------------------------


NET INCOME                              $3,234,909    $3,061,141    $1,582,512
                                        ======================================


PER SHARE
  Primary net income                         $1.17         $1.23          $.67
  Fully diluted net income                    1.17          1.16           .67
AVERAGE COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING                     2,776,147     2,634,431     2,369,161


See notes to consolidated financial statements.

                  CONSOLIDATED STATEMENT OF CHANGES IN
                          STOCKHOLDERS' EQUITY


                                                           Common Stock
                                                     ------------------------
                                                       Shares        Amount
- -----------------------------------------------------------------------------

BALANCES, JULY 1, 1993                                 843,362     $  843,362

Net income for 1994
Cash dividends ($.12 per share)
20% stock dividend ($1,180 paid in lieu of
  fractional shares)                                   169,063        169,063
Stock warrants issued
Exercise of stock options                                2,340          2,340
Net change in unrealized gain (loss) on securities
  available for sale, net of taxes of $144,531
- -----------------------------------------------------------------------------

BALANCES, JUNE 30, 1994                              1,014,765      1,014,765

Net income for 1995
Cash dividends ($.33 per share)
2.1-for-1 stock split ($2,875 paid in lieu of
  fractional shares)                                 1,125,562      1,125,562
Stock warrants issued
Exercise of stock options                               20,648         20,648
Exercise of stock warrants                               1,824          1,824
Net change in unrealized gain (loss) on securities
  available for sale, net of taxes of $89,291
- -----------------------------------------------------------------------------

BALANCES, JUNE 30, 1995                              2,162,799      2,162,799

Net income for 1996
Cash dividends ($.79 per share)
10% stock dividend ($1,000 paid in lieu of
  fractional shares)                                   226,747        226,747
Exercise of stock options                               27,837         27,837
Exercise of stock warrants                              77,657         77,657
Net change in unrealized gain (loss) on securities
  available for sale, net of taxes of $84,023
- -----------------------------------------------------------------------------

BALANCES, JUNE 30, 1996                              2,495,040     $2,495,040
=============================================================================

        >

See notes to consolidated financial statements.

                  CONSOLIDATED STATEMENT OF CHANGES IN
                          STOCKHOLDERS' EQUITY


                                                                                                 Net Unrealized
                                                                                                 Gain (Loss) on
                                                                                                   Securities
                                                      Paid-In        Stock          Retained       Available
                                                      Capital       Warrants        Earnings        for Sale             Total
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES, JULY 1, 1993                              $4,030,030                     $3,574,194      $  72,743         $ 8,520,329

Net income for 1994                                                                 1,582,512                          1,582,512
Cash dividends ($.12 per share)                                                      (270,163)                          (270,163)
20% stock dividend ($1,180 paid in lieu of
  fractional shares)                                 2,409,142                     (2,579,385)                            (1,180)
Stock warrants issued                                               $150,000                                             150,000
Exercise of stock options                               11,700                                                            14,040
Net change in unrealized gain (loss) on securities
  available for sale, net of taxes of $144,531                                                      (220,353)           (220,353)
- ---------------------------------------------------------------------------------------------------------------------------------

BALANCES, JUNE 30, 1994                              6,450,872       150,000        2,307,158       (147,610)          9,775,185

Net income for 1995                                                                 3,061,141                          3,061,141
Cash dividends ($.33 per share)                                                      (807,862)                          (807,862)
2.1-for-1 stock split ($2,875 paid in lieu of
  fractional shares)                                (1,128,437)                                                           (2,875)
Stock warrants issued                                                150,000                                             150,000
Exercise of stock options                               54,395                                                            75,043
Exercise of stock warrants                              17,780        (1,000)                                             18,604
Net change in unrealized gain (loss) on securities
  available for sale, net of taxes of $89,291                                                        136,133             136,133
- ---------------------------------------------------------------------------------------------------------------------------------

BALANCES, JUNE 30, 1995                              5,394,610       299,000        4,560,437        (11,477)         12,405,369

Net income for 1996                                                                 3,234,909                          3,234,909
Cash dividends ($.79 per share)                                                    (1,957,703)                        (1,957,703)
10% stock dividend ($1,000 paid in lieu of
  fractional shares)                                 2,721,030                     (2,948,777)                            (1,000)
Exercise of stock options                               81,311                                                           109,148
Exercise of stock warrants                             588,197       (33,500)                                            632,354
Net change in unrealized gain (loss) on securities
  available for sale, net of taxes of $84,023                                                       (128,102)           (128,102)
- ---------------------------------------------------------------------------------------------------------------------------------

BALANCES, JUNE 30, 1996                             $8,785,148      $265,500       $2,888,866      $(139,579)        $14,294,975
=================================================================================================================================


See notes to consolidated financial statements.

                  CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended June 30                                                1996          1995            1994
- --------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                   $3,234,909     $3,061,141     $1,582,512
  Adjustments to reconcile net income to net
    cash provided (used) by operating activities
       Provision for loan losses                                  455,000        420,000        150,000
       Investment securities gains                                                                 (234)
       Loss on sale of premises and equipment                      29,640          6,201
       Provision for real estate owned losses                                                    (5,000)
       Gain on sale of premises and equipment                    (718,765)
       Depreciation                                               359,056        276,362        176,000
       Investment securities amortization (accretion), net        (33,395)        48,199        159,166
       Amortization of net loan origination fees and points       (55,796)      (190,579)      (200,114)
       Deferred income tax (benefit)                              295,941        (57,935)       (88,280)
       Net (increase) decrease in real estate loans
         held for sale                                          1,923,099     (1,923,099)
       Changes in
         Interest payable and other liabilities                   366,593          5,153        591,716
         Interest receivable and other assets                  (2,495,117)    (3,510,217)    (1,498,840)
                                                               -----------------------------------------
         Net cash provided (used) by operating activities       3,361,165     (1,864,774)       866,926
                                                               -----------------------------------------


INVESTING ACTIVITIES
  Net change in interest-bearing deposits                            (251)       574,881      1,382,000
  Purchases of investment securities available for sale        (9,776,687)    (4,491,069)    (1,000,000)
  Proceeds from investment securities available for sale,
     sales and maturities                                       7,542,865      3,729,799      5,376,428
  Net changes in loans                                          5,766,465    (99,440,406)   (43,585,027)
  Purchase of premises and equipment                           (2,377,519)    (1,552,525)      (421,672)
  Proceeds from sale of premises and equipment                  1,000,000          1,664         94,775
  Purchase of FHLB of Indianapolis stock                         (828,400)      (891,600)      (986,200)
  Proceeds from real estate owned sales                                           49,705      1,248,158
                                                               -----------------------------------------
     Net cash provided (used) by investing activities           1,326,473   (102,019,551)   (37,891,538)
                                                               -----------------------------------------


                  CONSOLIDATED STATEMENT OF CASH FLOWS
                              (CONTINUED)


Year Ended June 30                                            1996            1995               1994
- ---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net change in
    Noninterest-bearing, interest-bearing
      demand and savings deposits                         $16,223,138     $  (1,975,491)     $ 4,065,010
    Certificates of deposit                               (15,292,010)       93,707,903       10,600,784
  Net decrease in federal funds purchased                                    (2,050,000)
  Proceeds from other borrowings                           11,490,097        21,577,524       27,780,393
  Repayment of other borrowings                           (12,562,016)       (5,908,033)     (20,079,507)
  Proceeds from FHLB advances                              16,556,000       126,687,000       47,060,000
  Repayment of FHLB advances                              (26,495,178)     (118,262,124)     (27,337,793)
  Net change in advances by borrowers for
    taxes and insurance                                       160,056           301,532           38,959
  Cash dividends                                           (1,729,312)         (625,695)        (236,195)
  Proceeds from exercise of stock options                     109,148            75,043           14,040
  Proceeds from exercise of stock warrants                    632,354            18,604
  Proceeds from issuance of stock warrants                                      150,000          150,000
                                                          -----------------------------------------------
     Net cash provided (used) by financing activities     (10,907,723)      113,696,263       42,055,691
                                                          -----------------------------------------------

Net Change in Cash and Cash Equivalents                    (6,220,085)        9,811,938        5,031,079

Cash and Cash Equivalents, Beginning of Year               16,432,965         6,621,027        1,589,948
                                                          -----------------------------------------------

Cash and Cash Equivalents, End of Year                    $10,212,880     $  16,432,965      $ 6,621,027
                                                          ===============================================

ADDITIONAL CASH FLOWS AND SUPPLEMENTARY
 INFORMATION
  Income tax paid, net of refunds                         $ 1,937,735     $   2,227,750      $   673,077
  Interest paid                                            15,722,698         9,552,816        5,073,139
  Other real estate transfers                                  58,757                             57,920
  Debt underwriting fees offset against debt
    proceeds                                                                    262,500


See notes to consolidated financial statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Fidelity Federal Bancorp ("Company") and its wholly-owned subsidiaries conform to generally accepted accounting principles and general practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered savings and loan holding company. The Company's savings bank subsidiary, United Fidelity Bank, fsb ("Savings Bank") generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in southern Indiana. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon general economic conditions. The Savings Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Savings Bank's wholly-owned subsidiaries, Village Management Corporation, Village Community Development Corporation and Village Housing Corporation (collectively, the "Affordable Housing Group"), are in the business of owning, developing, building, renting and managing affordable housing projects. The Savings Bank's other wholly-owned subsidiaries are Fidelity Federal Capital Corporation, which was established to be the real estate mortgage banking arm of the Company in the financing of real estate, including holding and placing debt and equity interests in real estate, and Village Insurance Corporation, which offers an array of insurance products.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany transactions and accounts. Certain prior year amounts have been reclassified to conform with current classifications.

INVESTMENT SECURITIES AVAILABLE FOR SALE are carried at market. Realized gains and losses on sales are determined using the specific-identification method and are included in other income. Unrealized gains and losses are reported separately in stockholders' equity, net of tax. Premiums and discounts on all securities available-for-sale are amortized using a method approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments for mortgage-backed securities.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


REAL ESTATE LOANS HELD FOR SALE are carried at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income.

LOANS are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. Loans are placed in a nonaccrual status when the collection of interest becomes doubtful. Interest income previously accrued but not deemed collectible is reversed and charged against current income. Interest on nonaccrual and impaired loans is then recognized as income when collected. Certain loan fees and related direct costs are being deferred and amortized over the lives of the loans as adjustments of yield on the loans.

ALLOWANCES FOR LOAN AND REAL ESTATE LOSSES are maintained to absorb potential losses based on management's continuing review and evaluation of the portfolios and its judgement as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans outstanding and real estate owned and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of June 30, 1996, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

PREMISES AND EQUIPMENT are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets.
Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL HOME LOAN BANK (FHLB) STOCK is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

PENSION PLAN COSTS are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

INCOME TAX in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Fee Income on real estate development and management in the consolidated statement of income is attributable to activities of the Company's subsidiaries involved in affordable housing projects. The fees are recognized when earned under the applicable agreements and when collectibility is assured. Fee income related to insurance services is recognized when earned and collected.

Net income per share, primary and fully diluted, have been computed based on the weighted average common and common equivalent shares outstanding during each year. All share data included in the notes to consolidated financial statements has been adjusted for stock dividends and stock splits.

Accounting for mortgage servicing rights - Effective July 1, 1995, the company adopted Statement of Financial Accounting Standard (SFAS) No. 122, Accounting for Mortgage Servicing Rights. SFAS No. 122 requires the Company to recognize as separate assets, mortgage servicing rights for loans originated with the intent to sell as well as purchased servicing rights. The adoption of SFAS No. 122 did not have a significant impact on the Company's operating results. Loan servicing costs are amortized in proportion to, and over the period of, estimated new servicing revenues. Fair values of mortgage servicing rights are based on the present value of estimated future cash flows. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining lives of such loans. The resulting asset or liability is amortized over the estimated servicing period using a method approximating the interest method.

REORGANIZATION

During fiscal 1994, the Company was organized as an Indiana corporation for the purpose of becoming a registered savings and loan holding company for the Savings Bank. The stockholders of the Savings Bank approved the merger of the Savings Bank into the Company as a wholly-owned subsidiary. The merger resulted in the conversion of 100 percent of Savings Bank stock into Company stock on the basis of one share of Company stock for each share of Savings Bank stock.

The reorganization was accounted for in the same manner as if it were a pooling-of-interests and, accordingly, the Company's consolidated financial statements, prior to the effective date of the merger, include the accounts and operations of the Savings Bank and are restated as though the reorganization occurred on July 1, 1992.

RESTRICTION ON CASH AND DUE FROM BANKS

The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at June 30, 1996 was $410,000.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


Investment Securities Available for sale


                                                Gross       Gross
                                   Amortized  Unrealized  Unrealized    Fair
                                      Cost      Gains       Losses     Value
- -----------------------------------------------------------------------------
INVESTMENT SECURITIES AT JUNE 30, 1996
  U. S. Treasury                   $   503    $     1                 $   504
  Federal Agencies                   4,500                $  (135)      4,365
  Mortgage-backed securities        12,686         35        (132)     12,589
                                   ------------------------------------------

                                   $17,689    $    36     $  (267)    $17,458
                                   ------------------------------------------


INVESTMENT SECURITIES AT JUNE 30, 1995
  U. S. Treasury                   $   514    $     1                 $   515
  Federal Agencies                   3,993         22     $   (13)      4,002
  Mortgage-backed securities        10,915         55         (84)     10,886
                                   ------------------------------------------

                                   $15,422    $    78     $   (97)    $15,403
                                   ==========================================


The amortized cost and fair value of investment securities available for sale at June 30, 1996, by contractual maturity, are shown below:


                                                           Amortized    Fair
MATURITY DISTRIBUTION AT JUNE 30, 1996                       Cost      Value

- -----------------------------------------------------------------------------
Within one year                                           $   503     $   504
One to five years                                           4,000       3,872
Five to ten years                                             500         493
                                                          -------------------
                                                            5,003       4,869
Mortgage-backed securities                                 12,686      12,589
                                                          -------------------

                                                          $17,689     $17,458
                                                          ===================


Proceeds from sales of investment securities available for sale during 1994 were $1,500,234. Gross gains of $234 were recognized during 1994. There were no sales of investment securities available for sale during 1996 and 1995.

The mortgage-backed securities have various contractual maturities. The actual maturities of mortgage-backed securities will differ from contractual maturities because issuers may have the right to call or prepay the obligations, with or without call or prepayment penalties.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


Loans and Allowances


June 30                                                     1996        1995
- ------------------------------------------------------------------------------
REAL ESTATE MORTGAGE LOANS
  First mortgage loans
     Conventional                                         $106,288    $113,870
     Construction                                           36,938      24,670
     Commercial                                             18,267       7,133
     Multifamily                                            15,420      26,147
     First mortgage real estate loans purchased              7,612       4,921
     Real estate contracts                                      56         101
  Commercial loans - other than secured by real estate       9,393       6,414
  Consumer loans                                            23,062      39,635
  Loans to depositors secured by savings                       185         209
                                                          --------------------

                                                          $217,221    $223,100
                                                          ====================


Included in multi-family loans are loans made to affordable housing developments totaling $9,782,000 and $22,624,000 at June 30, 1996 and 1995. An additional $7,476,000 in loans to affordable housing developments is included in construction loans at June 30, 1996.


Year Ended June 30                             1996        1995        1994
- -----------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES
   Balances, beginning of year                $  713      $  356      $  236
   Provision for loan losses                     455         420         150
   Loans charged off                            (140)        (82)        (47)
   Recoveries on loans                            31          19          17
                                              -------------------------------

   Balances, end of year                      $1,059      $  713      $  356
                                              ===============================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


Year Ended June 30                                 1996       1995
- ------------------------------------------------------------------
NON-PERFORMING LOANS
  Non-accruing loans                               $342       $ 47
  Restructured loans                                           514
  Loans contractually past due 90 days or more       43         23
                                                   ---------------
                                                   $385       $584
                                                   ===============


Interest income of approximately $15,000, $74,000 and $96,000 in 1996, 1995 and 1994 was included in income on restructured and non-accrual loans. Additional interest income of approximately $9,000, $3,000 and $14,000 for 1996, 1995 and 1994 would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on the accrual basis under the original terms of the loans.

The Company adopted SFAS Nos. 114 and 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures on July 1, 1995. The adoption of SFAS Nos. 114 and 118 did not have a material impact on the Company's financial position or results of operations. The Company has not experienced any impaired loans since the adoption of SFAS Nos. 114 and 118.

The amount of mortgage loans serviced by the Company for the benefit of others was approximately $58,854,000, $4,509,000 and $5,341,000 at June
30, 1996, 1995 and 1994. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet.

The Company and subsidiaries have entered into transactions with certain executive officers, limited partnerships in which the Company is an investor, and their affiliates or associates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties was as follows:


Balances, July 1, 1995                                         $16,918

New loans, including renewals                                      551
Payments, etc., including renewals                              (8,712)
                                                               --------

Balances, June 30, 1996                                        $ 8,757
                                                               ========

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


Premises and Equipment


June 30                                             1996        1995
- ----------------------------------------------------------------------
Land                                               $1,741      $1,340
Building and land improvements                      4,648       3,483
Furniture, fixtures and equipment                   1,818       1,605
                                                   -------------------
   Total cost                                       8,207       6,428
Accumulated depreciation                           (2,648)     (2,576)
                                                   -------------------

Net                                                $5,559      $3,852
                                                   ===================


Other Assets

Included in other assets at June 30, 1996 and 1995 are investments of $3,478,000 and $1,794,000 in limited partnerships which are organized to build, own and operate apartment complexes. Of the $3,478,000, $1,311,000 represents the Company's 1% equity in sixteen limited partnerships (as general partner), $723,000 represents a 49.99% equity in one partnership (the Company is a 1% general partner and a 48.99% limited partner), $679,000 represents a 40% equity in one limited partnership (the Company is a 1% general partner and a 39% limited partner), $362,000 represents a 9.985% equity in one limited partnership, $238,000 represents a 9.99% equity in one limited partnership, and $165,000 represents a 99% equity in two limited partnerships (the Company is a limited partner). The Company records income on the equity method in the income and losses of the limited partnerships, which resulted in a $73,000 loss during 1996 compared to zero for 1995 and 1994. In addition to recording its equity in the losses of these projects, the Company has recorded the benefit of low-income housing tax credits of $229,000, $72,000 and $10,000 for the years ended June 30, 1996, 1995 and 1994. Combined condensed financial statements for the limited partnerships as of June 30, 1996 and 1995, and for the years ended June 30, 1996, 1995 and 1994 are as follows:

Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


June 30                                                    1996        1995
- ----------------------------------------------------------------------------
Combined condensed balance sheet (unaudited)
  ASSETS
    Cash                                                 $   635     $ 8,737
    Construction in process                                7,298      16,084
  Land and property                                       49,238      14,691
  Other assets                                               903         128
                                                         -------------------

  Total assets                                           $58,074     $39,640
                                                         ===================


Liabilities
  Notes payable                                          $39,890     $29,599
  Other liabilities                                        1,537         565
                                                         -------------------
    Total liabilities                                     41,427      30,164
Partners' equity                                          16,647       9,476
                                                         -------------------

  Total liabilities and partners' equity                 $58,074     $39,640
                                                         ===================



Year Ended June 30                               1996        1995       1994
- -----------------------------------------------------------------------------
Condensed statement of operations (unaudited)
  Total revenue                                $ 3,501     $   712     $ 197
  Total expenses                                 5,261       1,265       356
                                               ------------------------------

    Net loss                                   $(1,760)    $  (553)    $(159)
                                               ==============================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


Of the notes payable, approximately $18,258,000 and $16,551,000 are due to the Company at June 30, 1996 and 1995. Included in land and property are development fees totaling approximately $4,440,000 and $4,370,000 at June 30, 1996 and 1995 and loan fees totaling approximately $31,000 and $657,000 for 1996 and 1995 paid to the Company.

Included in other assets is interest receivable as follows:


June 30                                               1996        1995
- -----------------------------------------------------------------------
Interest receivable on loans                         $1,297      $1,172
Interest receivable on investments and other            189         166
                                                     ------------------

   Total interest receivable                         $1,486      $1,338
                                                     ==================



Deposits


June 30                                             1996         1995
- -----------------------------------------------------------------------
Non-interest bearing transaction accounts         $  5,100     $  3,211
Interest-bearing transaction accounts               19,987        4,975
Money market deposit accounts                        5,364        6,053
Savings accounts                                     5,134        5,123
Certificates of $100,000 or more                    45,926       63,129
Certificates of deposit and other time             100,191       98,280
                                                  ---------------------

   Total                                          $181,702     $180,771
                                                  =====================



Included in the above amounts are agent-acquired certificates of deposit of $73,081,000 and $78,813,000 at June 30, 1996 and 1995.

Certificates maturing in years ending June 30:


1997                                              $ 81,386
1998                                                37,156
1999                                                18,598
2000                                                 7,893
2001                                                 1,068
Thereafter                                              16
                                                  --------

                                                  $146,117
                                                  ========


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


Borrowings


June 30                                                                 1996        1995
- -----------------------------------------------------------------------------------------
Note payable, 8%, adjusted annually, payable $16,943 per
  month, including interest, due April 1, 2009, secured by
  specific multi-family mortgages                                     $ 2,266     $ 2,286
Note payable, 10% adjusted annually, payable $8,621 per
  month, including interest, due September 14, 2010, secured
  by specific multi-family mortgages                                    1,015
Note payable, 10% adjusted annually, payable $13,182 per
  month, interest only, principal and interest payments
  beginning November 1, 1996, due September 22, 2010,
  secured by specific multi-family mortgages                            1,552
Junior subordinated notes, 9 1/8%, interest paid
  semi- annually, due April 30, 2001, unsecured                         1,485       1,500
Junior subordinated notes, 9 1/4%, interest paid
  semi- annually, due January 31, 2002, unsecured                       1,500       1,500
Senior subordinated notes, 10%, interest paid
  semi-annually, due June 1, 2005, unsecured                            7,000       7,000
Guaranteed investment contracts, interest rates ranging from
  4% to 5%, interest paid monthly, secured by qualifying first mortgage loans in an amount equal to at least 120% of the
  amount outstanding, due at various dates during 1997 or
  on demand                                                             5,564       9,192
Federal Home Loan Bank advances, due at various dates
  through 2003 (weighted average rates of 6.24% and 6.38%
  at June 30, 1996 and 1995)                                           42,474      52,413
Treasury tax and loan note option                                         129         105
                                                                      -------------------

     Totals                                                           $62,985     $73,996
                                                                      ===================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


The terms of a security agreement with the FHLB require the Savings Bank to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to the first mortgage loans pledged, the Company had $4,500,000 in eligible securities pledged at June 30, 1996. The Company pledged only first mortgage loans during 1995. Some of the advances are subject to restrictions or penalties in the event of prepayment.

The scheduled principal reduction of borrowings at June 30, 1996, is approximately as follows: 1997, $15,792; 1998, $8,683; 1999, $6,632;
2000, $9,355; 2001, $3,826; and 2002 and later, $18,697.


Income Tax


Year Ended June 30                               1996        1995        1994
- -------------------------------------------------------------------------------
Income tax expense
   Currently payable
     Federal                                    $1,175      $1,214      $  879
     State                                         416         359         253
   Deferred
     Federal                                       244         (47)        (65)
     State                                          52         (11)        (23)
                                                -------------------------------

   Total income tax expense                     $1,887      $1,515      $1,044
                                                ===============================


Reconciliation of federal statutory to actual
  tax expense
     Federal statutory income tax at 34%        $1,741      $1,556      $  893
     State income tax, net of federal benefit      309         230         151
     Affordable housing tax credits and other     (177)       (276)         (9)
     Other, net                                     14           5           9
                                                -------------------------------

  Actual tax expense                            $1,887      $1,515      $1,044
                                                ===============================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


A cumulative deferred tax asset of $197,000 and $409,000 is included in other assets at June 30, 1996 and 1995. The components of the asset are as follows at:


June 30                                                             1996      1995
- -----------------------------------------------------------------------------------
Differences in accounting for certain accrued liabilities           $ 21      $ 34
Differences in accounting for other real estate                      (13)      (19)
Differences in depreciation methods                                  (23)       45
Differences in accounting for loan losses                            341       229
Differences in accounting for loan fee income                         87       166
Differences in accounting for loan sales                              (7)      (12)
Differences in basis of FHLB stock                                   (66)      (66)
Unrealized gain/loss on investment securities available for sale      91         7
Basis differential on certain partnership interests                 (263)
Other                                                                 29        25
                                                                    ---------------
                                                                    $197      $409
                                                                    ===============


Assets                                                              $569      $506
Liabilities                                                         (372)      (97)
                                                                    ---------------

                                                                    $197      $409
                                                                    ===============



Retained earnings include approximately $1,870,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $635,000.


Retained Earnings and Regulatory Matters

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 requires thrifts to maintain core capital and tangible capital of at least 3 and 1.5 percent, respectively, of adjusted total assets and risk-based capital of at least 8 percent of risk-weighted assets.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

At June 30, 1996, the Company believes that the Savings Bank meets all capital adequacy requirements to which it is subject and the most recent notification from the regulatory agency categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action.

The actual and required capital amounts of the Company's savings bank subsidiary are as follows:


                                                                          1996
                                               -----------------------------------------------------------
                                                                      Required for          To Be Well
                                               Actual               Adequate Capital        Capitalized
- ----------------------------------------------------------------------------------------------------------
June 30                                        Amount      Ratio    Amount      Ratio    Amount      Ratio
- ----------------------------------------------------------------------------------------------------------
Total capital (1) (to risk weighted assets)
  Savings Bank                                 $24,025     12.4%    $15,561     8.0%     $19,452     10.0%

Tier I capital (1) (to risk weighted assets)
  Savings Bank                                 $18,091     9.3%     $  7,781    4.0%     $11,671     6.0%

Tier I capital (1) (total assets)
  Savings Bank                                 $18,091     7.1%     $10,269     4.0%     $12,836     5.0%

(1) As defined by the regulatory agencies

The Company's principal source of income and funds is dividends from its savings association banking subsidiary and is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, the Office of Thrift Supervision (OTS) regulations set restrictions on the amount of dividends the Company's savings bank subsidiary may pay. At June 30, 1996, total stockholders' equity of the banking subsidiary was $18,091,000, excluding the SFAS No. 115 adjustment, of which $6,042,000 was available for the payment of dividends without prior approval by the OTS.


                                   48


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


OTS regulations provide that a savings association which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. A savings association meeting current minimum capital requirements but not fully phased-in standards, may, with 30 days prior notice but without prior approval, distribute up to 75 percent of net income if it meets the risk based requirement on January 1, 1993. A savings association failing to meet current capital standards may only pay dividends with supervisory approval.

STOCKHOLDERS' EQUITY

Stockholders' equity has been adjusted to record the twenty percent stock dividend declared May 18, 1994 and distributed on July 15, 1994, and the 2.1-for-1 stock split declared on March 20, 1995 and paid on April 14, 1995 and the 10% stock dividend declared on April 24, 1996 and distributed on May 27, 1996. All share data has been adjusted to reflect the stock dividends.

In connection with the Company's first debt and equity rights offering completed April 30, 1994, the Company reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants.
Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant, carry an exercise price of $6.22 per share and expire on April 30, 2004. At June 30, 1996, a total of 49,860 of the shares originally reserved had been issued and 365,640 remained reserved and unissued.

In connection with the Company's second debt and equity offering completed on January 31, 1995, the Company reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carry an exercise price of $8.93 per share and expire on January 31, 2005. At
June 30, 1996, a total of 38,115 of the shares originally reserved had been issued and 308,385 remained reserved and unissued.


COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The
Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for on-balance sheet instruments. At June 30, 1996 and 1995, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $17,599,000 and $14,338,000.

The Company has issued standby letters of credit on affordable housing developments in which one of the Company's subsidiaries is involved. The letters of credit secure tax exempt bond issues of limited partnerships in which one of the Company's subsidiaries owns a 1% general partner interest.
The amount outstanding on the letters of credit at June 30, 1996 and 1995 is $16,572,000 and $17,351,000.


                                   49


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with the Company. The letters of credit secure tax-exempt bond issues of limited partnerships. The amount outstanding on the letters of credit at June
30, 1996 and 1995 is $20,136,000 and $5,431,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Company, in its role as general partner on various affordable housing developments through its subsidiaries, is committed to advance amounts in certain circumstances to limited partnerships. These commitments potentially include short-term loans to the limited partners or an increase in the general partner's equity investment in limited cases.

The Company also has standby letters of credit to guarantee the performance of a customer to a third party. The amount outstanding on the letter of credit at June 30, 1996 and 1995 is $785,000 and $295,000.


BENEFIT PLANS

The Company is a participant in the Financial Institutions Retirement
Fund (FIRF).  This defined-benefit plan is a multi-employer plan;
separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1995, the date of the latest actuarial valuation. No pension expense was recorded in 1996, 1995 or 1994. Due to the Internal Revenue Service's full funding limit, contributions to the plan have not been required since June, 1987. This plan provides pension benefits for substantially all of the Company's employees.

In 1994, the Company adopted a retirement savings Section 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 25 percent up to 6 percent of the participant's salary. The Company expense for the plan was $27,000, $17,000 and $9,000 for 1996, 1995 and 1994.


                                   50


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


The Company has an incentive stock option plan in which 42,403 common shares have been reserved for issuance under the plan at June 30, 1996.
The option exercise price will not be less than the fair market value of the common stock on the date of the grant of the option. The date on which the options are first exercisable is determined by the Board of Directors, and the terms of the stock options will not exceed ten years from the date of grant. At June 30, 1996, there were 29,643 options available for grant. A summary of the stock options activity for the plan is as follows:

INCENTIVE STOCK OPTION PLAN



June 30                                     1996        1995        1994
- -------------------------------------------------------------------------
SHARES UNDER OPTION
  Outstanding at beginning of year         36,451      67,871      61,883
  Granted during the year                   6,930       6,930      12,474
  Exercised during the year                30,621      32,528       6,486
  Canceled options                                      5,822
  Outstanding at end of year               12,760      36,451      67,871
  Exercisable at end of year                8,602      36,451      53,735

WEIGHTED OPTION PRICE PER SHARE
  Exercisable                              $10.33       $4.35       $2.45
  Exercised                                  3.92        2.31        2.60
  Granted                                   14.32        8.45        5.83



In August, 1993, the Board of Directors of the Company adopted a non-qualified stock option plan (Directors' Plan) which provides for the grant of non-qualified stock options to individuals who are directors of the Company, or any of its subsidiaries. The Directors' Plan provides for the grant of non-qualified stock options to acquire shares of common stock of the Company for the price of not less than $2 above the average of the high and low bid quotations, as reported by NASDAQ, for the common stock of the Company for the five trading days immediately preceding the date the option is granted. A total of 233,779 shares have been reserved for issuance under the Directors' Plan.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


On May 18, 1994, options for 39,916 shares each were granted to two directors. On February 15, 1995, options for 6,930 shares were granted to an additional director. All options are exercisable immediately. At June 30, 1996, there were 147,017 options available for grant. A summary of the stock options activity for the plan is as follows:

DIRECTORS' PLAN


June 30                                1996        1995        1994
- --------------------------------------------------------------------
SHARES UNDER OPTION
  Outstanding at beginning of year    86,762      79,832
  Granted during the year                          6,930      79,832
  Outstanding at end of year          86,762      86,762      79,832
  Exercisable at end of year          86,762      86,762      79,832

WEIGHTED OPTION PRICE PER SHARE
  Exercisable                          $6.50       $6.50       $6.22
  Granted                                           9.74        6.22


The Board of Directors of the Company adopted and approved the 1995 Key Employees' Stock Option Plan (1995 Plan) of the Company on March 15, 1995, subject to stockholder approval, which occurred on October 18, 1995. At that time, 80,850 shares were granted retroactively to March 15, 1995. The 1995 Plan provides for the granting of either incentive stock options (ISOs) pursuant to Section 422A of the Internal Revenue Code (Code) of 1986, as amended, or stock options which do not qualify as incentive stock options (NSOs), or any combination thereof. Options may be granted to key employees and officers of the Company and its subsidiaries.

The option price per share for ISOs will be not less than the fair market value of a share on the date the option is granted. The option price per share for ISOs granted to an employee owning 10% or more of the common stock of the Company will be not less than 110% of the fair market value of a share on the date the option is granted. The option price per share for NSOs will be determined by the compensation committee, but may not be less than 100% of the fair market value on the date of grant. A total of 236,500 shares have been reserved for issuance under the 1995 Plan.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


On March 15, 1995, options for 80,850 were granted to three key employees. All options were 20% vested on the date of the grant, with an additional 20% vesting on January 1 for each additional year. At June 30, 1996, there were 155,650 options available for grant. A summary of the stock options activity for the 1995 Plan is as follows:

1995 KEY EMPLOYEES' STOCK OPTION PLAN


June 30                                        1996        1995
- ----------------------------------------------------------------

Outstanding at beginning of year              80,850
Granted during the year                                   80,850
Outstanding at end of year                    80,850      80,850
Exercisable at end of year                    32,340      16,170

Weighted option price per share
  Exercisable                                 $10.51      $10.51
  Granted                                                  10.51



In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires a fair value based method of accounting for stock options granted after December 31, 1994. The statement is effective for fiscal years beginning after December 15, 1995. The statement allows the Company to continue to account for these plans according to Accounting Principles Board Opinion No. 25, provided pro forma disclosures are made using the fair value based method. The Company anticipates continuing the current practice and will provide pro forma disclosures as required in the 1997 annual report.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS
The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING DEPOSITS
The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES
Fair values are based on quoted market prices.

LOANS
For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans, is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

INTEREST RECEIVABLE/PAYABLE
The fair values of interest receivable/payable approximate carrying values.

FHLB STOCK
The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the FHLB of Indianapolis are executed at par.

DEPOSITS
The fair values of non-interest bearing, interest bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

LONG-TERM DEBT
The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt. Long-term debt consists of adjustable instruments tied to a variable market interest rate.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)

OFF-BALANCE-SHEET COMMITMENTS
Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Savings Bank's financial instruments are as follows:


                                                            1996
                                                   ---------------------
                                                   Carrying       Fair
June 30                                             Amount       Value
- ------------------------------------------------------------------------

Assets
  Cash and cash equivalents                        $ 10,213     $ 10,213
  Interest-bearing deposits                               5            5
  Investment securities available-for-sale           17,458       17,458
  Loans including loans held for sale, net          216,162      216,720
  Interest receivable                                 1,486        1,486
  FHLB Stock                                          3,920        3,920


Liabilities
  Deposits                                          181,702      182,043
  Short-term borrowings                               5,693        5,693
  Long-term debt                                     57,292       57,621
  Interest payable                                      749          749


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)

Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


                        CONDENSED BALANCE SHEET


June 30                                                    1996         1995
- ------------------------------------------------------------------------------
ASSETS
  Cash on deposit                                        $   160      $   293
  Bank certificates of deposit                                 5            5
  Investment in subsidiaries                              17,992       16,624
  Loans, net                                               5,341        4,032
  Subordinated debentures and other loan receivables
    from subsidiaries                                      5,933        4,875
  Other assets                                               699        1,095
                                                         ---------------------

            Total assets                                 $30,130      $26,924
                                                         =====================


LIABILITIES
  Long-term debt                                         $15,317      $14,047
  Other liabilities                                          518          471
                                                         ---------------------
  Total liabilities                                       15,835       14,518
                                                         ---------------------


Stockholders' Equity
  Common stock                                             2,495        2,163
  Capital surplus                                          8,785        5,395
  Stock warrants                                             266          299
  Retained earnings, substantially restricted              2,889        4,560
  Net unrealized loss on securities available-for-sale      (140)         (11)
                                                         ---------------------
    Total stockholders' equity                            14,295        12,406
                                                         ---------------------

    Total liabilities and stockholders' equity           $30,130      $26,924
                                                         =====================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


                     CONDENSED STATEMENT OF INCOME


Year Ended June 30                                  1996         1995        1994
- -----------------------------------------------------------------------------------

INCOME
  Dividends from subsidiaries                      $2,200       $  742      $  400
  Interest income                                     978          442
  Other income                                        234          189          65
                                                   --------------------------------
    Total income                                    3,412        1,373         465
                                                   --------------------------------

EXPENSE
  Interest expense                                  1,364          527          52
  Other expenses                                      611          336         120
                                                   --------------------------------
    Total expense                                   1,975          863         172
                                                   --------------------------------

INCOME BEFORE INCOME TAX AND EQUITY IN
  UNDISTRIBUTED INCOME OF SUBSIDIARIES              1,437          510         293

INCOME TAX BENEFIT                                   (302)         (92)        (46)
                                                   --------------------------------

INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME
  OF SUBSIDIARIES                                   1,739          602         339

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES      1,496        2,459       1,244
                                                   --------------------------------

NET INCOME                                         $3,235       $3,061      $1,583
                                                   ================================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


                   CONDENSED STATEMENT OF CASH FLOWS


Year Ended June 30                               1996        1995        1994
- -------------------------------------------------------------------------------

OPERATING ACTIVITIES
  Net income                                   $ 3,235     $  3,061     $1,582
  Adjustments to reconcile net income to
    net cash provided by operating activities
  Depreciation and amortization                      4           34         12
  Undistributed net income of subsidiaries      (1,496)      (2,459)    (1,244)
  Increase in other assets                         392         (618)      (260)
  Increase in other liabilities                   (183)         172         29
                                               --------------------------------
  Net cash provided by operating activities      1,952          190        119
                                               --------------------------------

INVESTING ACTIVITIES
  (Increase) decrease in interest-bearing
    deposits in other banks                                       5        (10)
  Capital contributions to subsidiaries                      (4,485)
  Advance on note to subsidiary                 (1,058)      (4,875)
  Net increase in loans                         (1,309)      (1,455)    (2,577)
                                               --------------------------------
  Net cash used by investing activities         (2,367)     (10,810)    (2,587)
                                               --------------------------------

FINANCING ACTIVITIES
  Payment of long-term debt                                     (28)        (5)
  Proceeds from issuance of long-term debt       1,270        9,847      3,970
  Proceeds from exercise of stock options          109           75         14
  Proceeds from exercise of stock warrants         632           19
  Payment of cash dividends                     (1,729)        (626)      (236)
  Proceeds from issuance of stock warrants                      150        150
                                               --------------------------------
    Net cash provided by financing activities      282        9,437      3,893
                                               --------------------------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                (133)      (1,183)     1,425

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR       293        1,476         51
                                               --------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR         $   160     $    293     $1,476
                                               ================================


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (TABLE DOLLAR AMOUNTS IN THOUSANDS)


BUSINESS SEGMENT INFORMATION

The Company operates principally in two industries, banking and real estate development and management. Through the Savings Bank, the Company offers traditional banking products, such as checking, savings and certificates of deposit, as well as mortgage, commercial and consumer loans. Through the Affordable Housing Group, all wholly-owned subsidiaries of the Savings Bank, the Company is involved in various aspects of developing, building, renting and managing affordable housing units.

Operating profit is total revenue less operating expenses. In computing operating profit, incomes taxes have been deducted.

Identifiable assets are principally those used in each segment. Real estate development and management activities conducted by the Company are not asset intensive.

Presented below is condensed financial information relating to the Company's business segments:


June 30                                       1996        1995         1994
- -----------------------------------------------------------------------------

REVENUE
  Banking                                   $ 25,190    $ 16,788     $  8,984
  Real estate development and management       4,519       4,383        2,183
                                            ---------------------------------

                                            $ 29,709    $ 21,171     $ 11,167
                                            =================================
OPERATING PROFIT
  Banking                                   $  1,416    $  1,032     $    543
  Real estate development and management       1,819       2,029        1,040
                                            ---------------------------------

                                            $  3,235    $  3,061     $  1,583
                                            =================================
IDENTIFIABLE ASSETS
  Banking                                   $250,466    $261,121     $149,672
  Real estate development and management      11,750       8,317        2,516
                                            ---------------------------------

                                            $262,216    $269,438     $152,188
                                            =================================
DEPRECIATION AND AMORTIZATION
  Banking                                   $    282    $    232     $    167
  Real estate development and management          77          44            9
                                            ---------------------------------

                                            $    359    $    276     $    176
                                            =================================
CAPITAL EXPENDITURES
  Banking                                   $  1,569    $  1,118     $    210
  Real estate development and management         809         435          212
                                            ---------------------------------

                                            $  2,378    $  1,553     $    422
                                            =================================


                         CORPORATE INFORMATION


              FIDELITY FEDERAL BANCORP BOARD OF DIRECTORS

CURT J. ANGERMEIER
Attorney
Director, United Fidelity Bank, fsb

WILLIAM R. BAUGH
Chairman Emeritus, Fidelity Federal Bancorp
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

BRUCE A. CORDINGLEY
Chairman, Fidelity Federal Bancorp
Chairman and Director, United Fidelity Bank, fsb
Chairman, Fidelity Federal Capital Corporation
Director and Officer, The Village Companies
President, Pedcor Investments
Director, Evansville Brewing Company
Director, Flagship Bank, fsb  (San Diego, CA)
Director, International City Bank, n.a. (Long Beach, CA)

JACK CUNNINGHAM
Vice-Chairman and Secretary, Fidelity Federal Bancorp
Director, United Fidelity Bank, fsb
Director and Officer, The Village Companies
Vice President and Director, Fidelity Federal Capital Corporation
Past President, United Fidelity Bank, fsb
Port of Evansville Wharfmaster

M. BRIAN DAVIS
President and Chief Operating Officer, Fidelity Federal Bancorp
Vice Chairman and Director, United Fidelity Bank, fsb
Vice-Chairman and Director, Fidelity Federal Capital Corporation
Director and Officer, The Village Companies
President, Southern Investment Corporation
Director, Evansville Brewing Company

ROBERT F. DOERTER
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

MARK S. MATTINGLY
Attorney and CPA
President and Chief Executive Officer, Evansville Brewing Company
Director, United Fidelity Bank, fsb
Director, General Waste Management Corporation

DAVID L. MARAMAN
President and Chief Executive Officer, United Fidelity Bank, fsb
Director, United Fidelity Bank, fsb
Secretary, United Fidelity Bank, fsb

BARRY A. SCHNAKENBURG
President, U.S. Industries Group, Inc.
President, Barry Inc.
Director, United Fidelity Bank, fsb
Director, Fidelity Federal Capital Corporation
Director and Officer, Village Insurance Corporation

                         CORPORATE INFORMATION


                  FIDELITY FEDERAL BANCORP - OFFICERS

Bruce A. Cordingley
      Chairman of the Board

Jack Cunningham
      Vice-Chairman of the Board and Secretary

M. Brian Davis
      President and Chief Operating Officer

Donald R. Neel, CPA
      Senior Vice President,
      Chief Financial Officer and Treasurer

Mark A. Isaac
      Vice President, Controller

Deborah H. Gorman
      Assistant Vice President, Human Resources

Jane A. Nunez, CPA
      Assistant Vice President, Internal Auditor

Anthony W. Freels
      Shareholder Relations Officer


UNITED FIDELITY BANK, FSB - OFFICERS

Bruce A. Cordingley
      Chairman of the Board

M. Brian Davis
      Vice Chairman of the Board

David L. Maraman
      President, Chief Executive Officer, and Secretary

Kirby W. King
      Senior Vice President, Consumer Loans

Michael S. Sutton, CPA
      Senior Vice President, Commercial Banking

Roger C. Baugh
      Vice President, Special Services

Lisa C. Frank, CPA
      Vice President, Chief Financial Officer
      and Treasurer

Vickie L. Jeffries
      Vice President, Branch Administration

Wayne M. Jones
      Vice President, Mortgage Banking

Richard A. Klein
      Vice President, Mortgage Origination

Donald H. Schenk
      Vice President, Branch Manager

Patricia R. Cummins
      Assistant Vice President, Mortgage Banking

Thomas H. Ford
      Assistant Vice President, Mortgage Banking

Patricia L. Griffin
      Assistant Vice President, Mortgage Origination

Jamie R. Hagan
      Assistant Vice President, Marketing

Maria D. Harris
      Assistant Vice President, Mortgage Banking

Dale Holt
      Assistant Vice President, Consumer Loans

Steven A. Knight
      Assistant Vice President, Operations

Barbara A. Luckett
      Assistant Vice President, Branch Manager

Deborah S. Reich
      Assistant Vice President, Branch Manager

Christopher A. Viton
      Assistant Vice President, Consumer Loans

Beverly A. Winternheimer
      Assistant Vice President, Branch Manager

Richard S. Witte
      Assistant Vice President, Operations

                         CORPORATE INFORMATION


            FIDELITY FEDERAL CAPITAL CORPORATION - OFFICERS


Bruce A. Cordingley
      Chairman of the Board

M. Brian Davis
      Vice Chairman of the Board

Theresa P. Bennett
      President and Chief Executive Officer

David G. Bennett
      Vice President

Jack Cunningham
      Vice President

Michael E. Gaither, CPA
      Vice President and Chief Financial Officer

Terry G. Johnston
      Vice President

Duane D. Reindl
      Vice President

Donald R. Neel, CPA
      Treasurer

Michelle M. Milbourne
      Assistant Vice President and Secretary


               VILLAGE SECURITIES CORPORATION - OFFICERS

Bruce A. Cordingley
      Chairman of the Board

M. Brian Davis
      President and Chief Executive Officer

Donald R. Neel, CPA
      Senior Vice President and Treasurer

Darren R. Flener
      Vice President

Mark A. Isaac
      Secretary


                VILLAGE INSURANCE CORPORATION - OFFICERS

Jack Cunningham
      Chairman of the Board

M. Brian Davis
      President and Chief Executive Officer

Barry A. Schnakenburg
      Executive Vice President
      and Chief Operating Officer

Roger C. Baugh
      Vice President

Donald R. Neel, CPA
      Treasurer

Kirby W. King
      Secretary


                 VILLAGE HOUSING CORPORATION - OFFICERS

Jack Cunningham
      Chairman of the Board

Bruce A. Cordingley
      President and Chief Executive Officer

M. Brian Davis
      Executive Vice President

Theresa P. Bennett
      Senior Vice President

David G. Bennett
      Vice President

Michael E. Gaither, CPA
      Vice President and Chief Financial Officer

Duane D. Reindl
      Vice President

Donald R. Neel, CPA
      Treasurer

Michelle M. Milbourne
      Secretary

                         CORPORATE INFORMATION


               VILLAGE MANAGEMENT CORPORATION - OFFICERS

Jack Cunningham
      Chairman of the Board

M. Brian Davis
      President and Chief Executive Officer

Christine M. Marshall
      Executive Vice President

Morgan B. Fulton
      Senior Vice President, Area Manager

Bruce A. Cordingley
      Vice President

Bradley E. Parker
      Vice President, Commercial Real Estate

Rhonda J. Wagner
      Vice President, Area Manager

Sarah A. Lentz, CPM
      Vice President

John A. Stewart
      Assistant Vice President, Compliance

Michael E. Gaither, CPA
      Vice President and Chief Financial Officer

Donald R. Neel, CPA
      Treasurer

Mark A. Isaac
      Secretary

Donald J. Fuchs, Esq
      Vice President, Village Title Company


          VILLAGE COMMUNITY DEVELOPMENT CORPORATION - OFFICERS

Jack Cunningham
      Chairman of the Board

Bruce A. Cordingley
      President and Chief Executive Officer

M. Brian Davis
      Executive Vice President

Theresa P. Bennett
      Senior Vice President

David G. Bennett
      Vice President

Michael E. Gaither, CPA
      Vice President and Chief Financial Officer

Duane D. Reindl
      Vice President

Terry G. Johnston
      Vice President

Donald R. Neel, CPA
      Treasurer

Michelle M. Milbourne
      Assistant Vice President and Secretary

                         CORPORATE INFORMATION


TOLL-FREE SHAREHOLDER INQUIRIES:  1-800-280-8280
If you have inquiries or questions regarding your Fidelity Federal Bancorp Shareholder account, call shareholder relations at 1-800-280-8280.

STOCK TRANSFERS, DIVIDEND PAYMENTS OR DIVIDEND REINVESTMENT
Fidelity Federal Bancorp
Attn:  Shareholder Services
18 N.W. Fourth St.
PO Box 1347
Evansville, IN  47706-1347

Fidelity Federal Bancorp offers its Common shareholders a no-cost way in which to reinvest cash dividends. For additional information about this plan, contact us at the above address or phone number.

FINANCIAL INFORMATION
If you are seeking financial information, contact:
Donald R. Neel, Senior Vice-President
CFO and Treasurer
Fidelity Federal Bancorp
18 N.W. Fourth St.
PO Box 1347
Evansville, IN  47706-1347
1-800-280-8280, ext. 310

All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc. should be directed to:
Anthony W. Freels
Fidelity Federal Bancorp
18 N.W. Fourth St.
PO Box 1347
Evansville, IN  47706-1347
1-800-280-8280, ext. 312

INTERNET
Information on Fidelity Federal Bancorp
is available on the Internet at:
http://www.ufb-ffed.com

COMMON STOCK INFORMATION
NASDAQ National Market System
Ticker Symbol:  FFED

DIVIDEND CALENDAR
Dividends on common shares, if approved by the Board of Directors, are anticipated to be paid to shareholders

RECORD DATES
September 2, 1996, December 2, 1996, March 3, 1997, June 2, 1997

PAYMENT DATES
October 7, 1996, January 6, 1997, April 7, 1997, July 7, 1997

PRODUCTS AND SERVICES
For specific information on products and services offered by the Company's banking subsidiary, United Fidelity Bank, fsb, call
1-800-280-8280 or (812) 424-0921. For specific information on any of Fidelity Federal Bancorp's multifamily housing projects, contact Village Management Corporation at (812) 471-1661.

CORPORATE HEADQUARTERS
Fidelity Federal Bancorp's Corporate headquarters:
Fidelity Federal Bancorp
18 N.W. Fourth St.
PO Box 1347
Evansville, IN  47706-1347    1-800-280-8280    (812) 424-0921

Effective November 1, 1996:
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
Evansville, IN 47715
1-800-280-8280
(812) 469-2100

Annual Meeting
The annual meeting of shareholders will be held on Wednesday, October 16, 1996, at Fidelity Federal Bancorp's Corporate headquarters at 11:00 a.m. (Central Daylight Time).