Form 10-K405, Exhibit 13
period 1997-06-30
FIDELITY FEDERAL BANCORP
filed 1997-09-19
CIK 910492

Fidelity Federal Bancorp

                              1997 Annual Report


                                   Contents

Financial Highlights                                           Page 2
Letter to Stockholders                                         Page 3
Market Summary                                                 Page 4
Selected Statistical Information                               Page 5
Management's Report                                            Page 6
Management's Discussion and Analysis                        Page 7-25
Independent Auditor's Report                                  Page 26
Consolidated Balance Sheet                                    Page 27
Consolidated Statement of Income                           Page 28-29
Consolidated Statement of Changes in Stockholders' Equity     Page 30
Consolidated Statement of Cash Flows                       Page 31-32
Notes to the Consolidated Financial Statements             Page 33-53
Corporate Information                                      Page 54-56

                             Financial Highlights

                  Fidelity Federal Bancorp and Subsidiaries

           (Dollars in Thousands, except share and per share data)


PER SHARE                                        1997       1996    CHANGE
----------------------------------------------------------------------------
Fully diluted net income                        $0.04      $1.17   (96.6)%
Primary net income                               0.04       1.17   (96.6)%
Cash dividends declared                          0.60       0.79   (24.1)%
Book value at year-end                           5.20       5.73    (9.2)%
Market price (bid) at year-end                   8.75      11.25   (22.2)%

FOR THE YEAR
----------------------------------------------------------------------------
Net interest income                            $6,451     $6,004     7.4%
Provision for loan losses                         975        455   114.3
Non-interest income                             3,856      8,180   (52.9)
Non-interest expense                            9,474      8,607    10.1
Net income                                        113      3,235   (96.5)

AT YEAR-END
----------------------------------------------------------------------------
Total assets                                 $240,001   $262,216    (8.5)%
Total loans                                   204,964    217,221    (5.6)
Total deposits                                181,787    181,702     0.0
Total stockholders' equity                     12,936     14,295    (9.5)

AVERAGES
----------------------------------------------------------------------------
Total assets                                 $254,130   $274,837    (7.5)%
Total earning assets                          238,438    261,924    (9.0)
Total loans                                   213,793    226,874    (5.8)
Total deposits                                183,706    184,105    (0.2)
Total stockholders' equity                     13,596     13,618    (0.2)

PROFITABILITY RATIOS
----------------------------------------------------------------------------
Return on average assets                         0.04%      1.18%
Return on average stockholders' equity           0.83      23.75
Net interest margin                              2.72       2.29

LOAN QUALITY RATIOS
----------------------------------------------------------------------------
Net charge-offs to average loans                 0.12%      0.05%
Allowance for loan losses to loans at
 end of period                                   0.87       0.49
Allowance for loan losses to non-performing
 loans                                         624.91     275.06

SAVINGS BANK CAPITAL RATIOS
----------------------------------------------------------------------------
Tangible equity to assets at end of period       6.93%      7.05%
Risk-based capital ratios:
   Tier 1 capital                                7.64       9.30
   Total capital                                10.74      12.35

OTHER DATA
----------------------------------------------------------------------------
Average common and common equivalent
   shares outstanding                       2,655,181  2,776,147
Number of full-time equivalent
   employees at year-end                          103        133
Number of banking offices                           4          4

Note: All per share and average share data have been adjusted to reflect the 10 percent stock dividend distributed May 27, 1996.

                            Letter to Stockholders

                  Fidelity Federal Bancorp and Subsidiaries


Fiscal 1997 was in many respects a watershed year for the Company. First, the Board of Directors, after analyzing the competitive environment, implemented a strategic change in our business plan. Because of the increasing competition in the affordable housing industry, management determined to reduce the Company's dependence on fee income generated by the affordable housing segment of our business. As a result, the Bank has increased the percentage of higher-yielding consumer and commercial loans in its loan portfolio. In addition, in Fiscal 1997 management has generated additional fee income by offering the development, consulting and financing skills of its affordable housing group to developers throughout the Midwest. This business niche has thus far exceeded management's income projections by over 400 percent. We believe that this segment of our business will continue to contribute significantly in Fiscal 1998.

In the third and fourth fiscal quarters the Company began and completed a cost reduction program. We anticipate that this will result in an annual profit enhancement of an estimated $0.44 per share on an after-tax basis. These cost savings are largely due to staff reductions realized by the closing of our Indianapolis operation and the "right-sizing" of the Bank. As a result of this program, approximately 20 percent of the overall staff positions were eliminated. I would like to take this opportunity to thank our employees for their hard work and sacrifices in these somewhat tumultuous times.

Village Securities Corporation, our deep discount stock and bond brokerage subsidiary, also became operational in July of this year. We certainly hope you will consider "Village" for your next security trade.

Although we were not satisfied with 1997 profits, it is important to realize that earnings were impacted during our first fiscal quarter by a one-time special assessment of over $1 million imposed to recapitalize the Savings Association Insurance Fund. Management believes, however, that the intermediate and long-term cost savings of this charge will exceed the one-time, $1 million assessment. Because the annual deposit insurance premium paid by the Bank has been reduced as a result of the assessment, management anticipates an annual savings on deposit insurance premiums in excess of $300,000. If realized, this would result in a pay-back period of approximately 3.4 years. In addition, the Bank increased its loan loss allowance due to the increased percentage of consumer and commercial loans in its loan portfolio. The special assessment, coupled with declining fee income and the increase of the loan loss allowance strained our capital reserves, thus necessitating the dividend reduction made in the third fiscal quarter.

Management is optimistic that Fiscal 1998 will be a prosperous one for your company. What has made this company a top performer in years past, in addition to its high level of customer service, has been its capability to explore niche markets and be entrepreneurial in nature. We feel that this will continue to be the case. I personally wish to thank those of you who have continued to show support through the past year. I am confident that your support will be rewarded.

Cordially Yours,

/s/ M. Brian Davis

M. Brian Davis
President and Chief Executive Officer

                                MARKET SUMMARY

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

           MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the NASDAQ National Market System under the symbol FFED. The following table sets forth, for the periods indicated, the high and low bid prices per share as reported by NASDAQ. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions and may not represent actual transactions. All amounts have been adjusted for the 10 percent stock dividend distributed on May 27, 1996.

-----------------------------------------------------------------------------------------------------------------
 FISCAL YEAR                  COMMON STOCK                      FISCAL YEAR                     COMMON STOCK
    ENDED                       BID PRICES                          ENDED                         BID PRICES
JUNE 30, 1997                HIGH         LOW                   JUNE 30, 1996                 HIGH          LOW
First Quarter              $11-1/4     $10-1/4                  First Quarter               $12-3/4      $10-7/8
Second Quarter              10-1/2       8-3/4                  Second Quarter               13-5/8       10-1/2
Third Quarter                9-3/8       8-1/4                  Third Quarter                13-5/8       10-7/8
Fourth Quarter               8-3/4       7-1/2                  Fourth Quarter               12-1/4       11-1/4
-----------------------------------------------------------------------------------------------------------------

The recent bid and ask prices on August 31, 1997, were $8-3/8 and $9-1/4 respectively. The Company declared dividends of $0.60 per share during fiscal 1997 compared to $0.79 per share for fiscal 1996 and $0.33 per share in fiscal 1995. The Company's principal source of income and funds is dividends from the savings bank subsidiary and the Company is not subject to any regulatory restriction on future dividends, if any. The Company's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account the Company's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. The Company has undergone several changes in the past year and has revised its business plan during fiscal 1997, discussed further in Management's Discussion and Analysis. As a result the Company reduced its dividend rate in the third quarter from $0.20 per share to $0.10 per share to enhance capital growth.

STOCK OWNERSHIP

The following figures are used as an example of a stockholder who purchased 100 shares of Fidelity Federal Bancorp stock at June 30, 1993. The following data has not been restated for the stock dividends or split.

------------------------------------------------------------------------
                                                 CLOSING
                                                 MARKET
                                       TOTAL   PRICE (BID)
                                       SHARES    AT YEAR      MARKET
  DATE             STOCK CHANGES       OWNED       END         VALUE
------------------------------------------------------------------------
06/30/93                                100       $ 8.00     $  800.00
06/30/94        20% stock dividend      120       $12.50     $1,500.00
06/30/95        2.1 for 1 stock split   252       $12.00     $3,024.00
06/30/96        10% stock dividend      277       $11.25     $3,116.00
06/30/97                                277       $ 8.25     $2,285.25
------------------------------------------------------------------------

In addition, this stockholder would have received $488.70 in cash dividends during the period shown.

The approximate number of holders of outstanding Common Stock based upon holders of record, as of August 27, 1997 is 450.

                       SELECTED STATISTICAL INFORMATION

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


SELECTED FINANCIAL DATA AS OF JUNE 30:          1997            1996            1995            1994            1993
------------------------------------------------------------------------------------------------------------------------
Total assets                                  $240,001        $262,216        $269,438        $152,188        $108,375
Interest-bearing deposits                        1,765           4,107           6,549           6,254           2,619
Investment securities available for sale        13,790          17,459          15,404          14,465          19,329
Loans (net)                                    203,183         216,162         222,387         123,176          79,599
Deposits                                       181,787         181,702         180,771          89,038          74,373
Short-term borrowings                            5,191           5,693           9,297           1,835
Long-term debt                                  38,089          57,292          64,699          49,854          24,266
Stockholders' equity                            12,936          14,295          12,405           9,775           8,520

SELECTED OPERATIONS DATA FOR THE YEAR ENDED JUNE 30:
------------------------------------------------------------------------------------------------------------------------
Interest income                                $20,282         $21,529         $15,794          $8,710          $7,196
Interest expense                                13,831          15,525          10,263           5,171           4,729
                                               -------------------------------------------------------------------------
Net interest income                              6,451           6,004           5,531           3,539           2,467
Provision for loan losses                          975             455             420             150             130
                                               -------------------------------------------------------------------------
Net interest income after
  provision for loan losses                      5,476           5,549           5,111           3,389           2,337
Non-interest income                              3,856           8,180           5,377           2,457             537
Non-interest expense                             9,474           8,607           5,912           3,220           2,301
                                               -------------------------------------------------------------------------
Income before income tax                          (142)          5,122           4,576           2,626             573
Income tax                                        (255)          1,887           1,515           1,044             228
Cumulative effect of change in
   accounting method                                                                                                78
                                               -------------------------------------------------------------------------
Net income                                     $   113         $ 3,235        $  3,061          $1,582         $   423
                                               =========================================================================

SELECTED FINANCIAL RATIOS
------------------------------------------------------------------------------------------------------------------------
Return on average assets                          0.04%           1.18%           1.54%           1.30%           0.43%
Return on stockholders' equity                    0.83           23.75           27.52           17.20            6.38
Net interest margin                               2.72            2.29            2.87            3.02            2.60
Net interest spread                               2.57            2.11            2.59            2.67            2.38
Tangible equity to assets at year-end             6.93            7.08            6.02            6.43            7.86
Allowance for loan losses to loans                0.87            0.49            0.32            0.29            0.30
Allowance for loan losses to
   non-performing loans                         624.91          275.06          122.09           37.79           22.52
Dividend payout ratio                         1,500.00           67.52           28.45           17.91           38.46

PER SHARE DATA
------------------------------------------------------------------------------------------------------------------------
Fully diluted net income                         $0.04           $1.17           $1.16           $0.67           $0.26
Primary net income                                0.04            1.17            1.23            0.67            0.26
Cash dividends declared                           0.60            0.79            0.33            0.12            0.10
Book value at year-end                            5.20            5.73            5.21            4.17            3.64
Closing market price (bid) at year-end            8.75           11.25           10.88            5.41            2.89
Number of average common and common
   equivalent shares outstanding             2,655,181       2,776,147       2,634,431       2,369,161       1,638,945


Note: All per share and average share data have been adjusted to reflect the 10% stock dividend distributed on May 27, 1996.

                             MANAGEMENT'S REPORT

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES



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

The consolidated financial statements of the Company have been audited by Geo.
S. Olive & Co. LLC, independent certified public accountants. These audits were conducted in accordance with generally accepted auditing standards and included a review of the financial controls and such other procedures and tests of the accounting records as they deemed necessary to express an opinion on the fairness of the consolidated financial statements.

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





 /s/ M. BRIAN DAVIS                      /s/ DONALD R. NEEL

 M. BRIAN DAVIS                          DONALD R. NEEL
 President and Chief Executive Officer   Executive Vice President,
                                         Chief Financial Officer and Treasurer

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


GENERAL.

Fidelity Federal Bancorp (the "Company"), formed in 1993, is a corporation organized under the laws of the State of Indiana and is a registered savings and loan holding company, with its principal office in Evansville, Indiana. The Company's savings bank subsidiary, United Fidelity Bank, fsb (the "Savings Bank"), was organized in 1914 and is a federally-chartered stock savings bank located in Evansville, Indiana. In 1992, the Board of Directors developed and began implementation of a new business plan for the Savings Bank to improve the financial performance of the organization. The key elements of this business plan included: (i) the formation of a holding company to provide financial flexibility and to develop and engage in nonbanking business; (ii) the formation of an affordable housing group to engage in real estate development, management and financing of affordable housing projects; and
(iii) the growth of assets through the origination and acquisition of loans. Since the implementation of the business plan, the holding company as well as the affordable housing group, consisting of three nonbank subsidiaries of the
Savings Bank, has been formed.   Revenue generated from affordable housing
activities increased dramatically and significant asset growth was achieved, also resulting in higher revenues. To conserve capital the Company slowed its growth rate in fiscal 1996 and positioned the Company to reduce debt, increase core deposits, sell loans, and use the proceeds to fund new loan production. During fiscal 1996 the Company encountered increasing competition in the affordable housing group activities. As a result the Company reevaluated its business plan in fiscal 1997 and closed its Indianapolis, Indiana development office. This process was completed in the fourth quarter of fiscal 1997. Due to the above, Village Community Development Corporation, though operational in Evansville, has reduced its activities significantly. Village Capital Corporation (formerly known as Fidelity Federal Capital Corporation) continues to receive consulting fees for its services in assisting unaffiliated borrowers obtain financing. Village Housing Corporation and Village Management Corporation continue to be fully operational at the Company's headquarters in Evansville.

The Company's results for fiscal 1997 were significantly impacted during the first quarter by the FDIC insurance funding bill signed by President Clinton in September, 1996, which required thrifts to pay a one-time assessment of approximately $0.66 per $100 of deposits. As a result, the Company recorded a charge of $1.04 million in September 1996. The legislation's provisions include a reduction of the ongoing insurance premiums thrifts pay from $0.23 -
0.31 per $100 of deposits to approximately $0.06 per $100, as well as the ultimate merger of the funds by the year 2000. In anticipation of this and as a result of continued consolidation and standardization of the bank and thrift industries, the Company, in an ongoing effort to more closely resemble a commercial banking operation, increased its provision for loan loss allowance significantly, compared to prior years.

Due to the increased competition in the affordable housing segment mentioned above and a change in the business plan, the Company initiated a cost reduction program in the third quarter of fiscal 1997 which was completed early in the fourth quarter. The cost reduction program called for the Company to work toward achieving optimum efficiency within its banking and real estate management, development, and financing units by eliminating duplicative and less profitable activities. The Company has succeeded in achieving after tax cost savings of approximately $0.44 per share, through departmental reorganization, reconsolidation, position attrition and "right-sizing" of operations within all the subsidiaries. The Company's business plan includes the search for new financing niches both in and outside the housing arena, increasing the profitability of the core banking activity and to increase earnings in each business segment.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The Company, through its savings bank subsidiary, is engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer installment loans, commercial loans, and mortgage loans, and in investment and money market securities. The Company has engaged in the business of owning, developing, building, renting and managing affordable housing projects through its wholly-owned subsidiaries, Village Management Corporation, Village Community Development Corporation and Village Housing Corporation (collectively, the "Affordable Housing Group"). The Affordable Housing Group has structured and participated in multifamily housing developments which have been granted tax credits pursuant to Section 42 of the Internal Revenue Code of 1986, as amended (the "Code") and tax-exempt bond financed developments. Village Housing Corporation, as general partner to limited partnerships which own the developments, receives a percentage interest in the profits, losses and tax credits during the life of the project and receives a percentage of the annual cash flow and residual (sale or refinancing) proceeds during operation and at disposition or refinancing of the developments, respectively. Village Community Development Corporation, as contractor and developer, receives construction and development fees as the project is completed. As the development progresses, development fee income is earned contractually on each project. However, these fees are not recognized as fee income until the limited partner's equity investment has been received or the syndication firm providing the equity has given a firm commitment to provide the funds. As mentioned previously, Village Community Development Corporation has reduced its activities significantly. As part of Village Management's duties as project manager, it monitors compliance with the requirements of the Code to prevent recapture of all or a portion of the tax credits or forfeiture of the tax-exempt status of the bonds which would occur if certain tenant eligibility and rent restriction requirements were violated. Village Management Corporation, as manager of the completed project, receives a fee based on a percentage of rental payments received from the project's tenants. The Company has been engaged in affordable housing activities since September 1992, through the Savings Bank, and since April 1994, through Village Capital Corporation ("VCC"), formerly known as Fidelity Federal Capital Corporation ("FFCC"). Since June 30, 1994, VCC has earned fees by providing real estate mortgage banking and consulting services to unaffiliated borrowers.

The following table details average balances, interest income/expense and average rates/yield for the Company's earning assets and interest bearing liabilities for the years ended June 30, 1997, 1996, and 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

------------------------------------------------------------------------------------------------------------------------------------
                                                              AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS
                                                         1997                         1996                           1995
                                             AVERAGE             AVERAGE  AVERAGE             AVERAGE    AVERAGE             AVERAGE
YEAR ENDED JUNE 30                           BALANCES  INTEREST   RATES   BALANCES  INTEREST   RATES     BALANCES  INTEREST   RATES
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
ASSETS
   Federal funds sold                        $  3,594   $  194    5.40%   $  3,768  $   196     5.20%   $  1,808   $    91    5.03%
   Investment securities available for sale:
        Taxable                                16,168    1,033    6.39      16,528    1,099     6.65      14,125       857    6.07
        Tax exempt (1)                            963       85    8.83
   Loans held for sale                                                      11,140      877     7.87
   Federal Home Loan Bank Stock                 3,920      307    7.83       3,614      286     7.91       2,620       187    7.14
   Loans(2)(3)
        Commercial loans                       11,695    1,154    9.87       9,720    1,022    10.51       6,817       689   10.11
        Multifamily loans                      22,768    2,374   10.43      28,804    3,049    10.59      15,799     2,494   15.79
        Real estate mortgages                 155,527   12,919    8.31     155,300   12,011     7.73     121,158     8,997    7.43
        Consumer loans                         23,803    2,245    9.43      33,050    2,990     9.05      30,206     2,479    8.21
                                             ---------------------------------------------------------------------------------------
        Total loans                           213,793   18,692    8.74     226,874   19,072     8.41     173,980    14,659    8.43
        Total earning assets                  238,438   20,311    8.52%    261,924   21,530     8.22%    192,533    15,794    8.20%
   Less:  Allowance for loan losses             1,664                          833                           482
   Cash and due from banks                      2,386                        2,012                         1,034
   Premises and equipment                       6,145                        4,345                         3,009
   Other assets                                 8,825                        7,389                         3,000

                                             ---------------------------------------------------------------------------------------
        Total assets                         $254,130                     $274,837                      $199,094
                                             =======================================================================================
LIABILITIES
   Interest-bearing deposits
        Interest-bearing checking            $ 20,585  $   868    4.22%   $ 10,092  $   398     3.94%   $  4,916   $   115    2.34%
        Money market accounts                   3,890      106    2.72       6,066      180     2.97       6,600       200    3.03
        Savings accounts                        4,793      139    2.90       5,346      155     2.90       5,795       161    2.78
        Certificates of deposit               148,754    8,887    5.97     158,703    9,817     6.19     102,651     5,950    5.80
                                             ---------------------------------------------------------------------------------------
   Total interest-bearing deposits            178,022   10,000    5.62     180,207   10,550     5.85     119,962     6,426    5.36
   Federal funds purchased                      1,810      102    5.64       2,301      136     5.91       4,115       244    5.93
   Other borrowings                            19,664    1,616    8.22      17,523    1,397     7.97      12,759       691    5.42
   Federal Home Loan Bank advances             33,136    2,113    6.38      54,116    3,443     6.36      46,018     2,902    6.31
                                             ---------------------------------------------------------------------------------------

        Total interest-bearing liabilities    232,632   13,831    5.95%    254,147   15,526     6.11%    182,854    10,263    5.61%
   Non-interest bearing demand deposits         5,684                        3,898                         3,158
   Advances by borrowers for taxes and
         insurance                                798                          930                           600
   Other liabilities                            1,420                        2,244                         1,360
                                             ---------------------------------------------------------------------------------------

        Total liabilities                     240,534                      261,219                       187,972
Stockholders' equity                           13,596                       13,618                        11,122
                                             ---------------------------------------------------------------------------------------
        Total liabilities and
          stockholders' equity               $254,130                     $274,837                      $199,094
                                             ---------------------------------------------------------------------------------------

Recap: (4)
        Interest income                                $20,282    8.52%             $21,529     8.22%              $15,794    8.20%
        Interest expense                                13,831    5.80               15,525     5.93                10,263    5.33
                                             ---------------------------------------------------------------------------------------
        Net interest income/margin                     $ 6,451    2.72%             $ 6,004     2.29%              $ 5,531    2.87%
                                             =======================================================================================


(1) Tax exempt securities have been adjusted to a fully tax equivalent basis using a marginal tax rate of 34%.
(2) Nonaccrual loans have been included in the average balances.
(3) Loan income includes interest and fees on loans.
(4) Average rates have been computed by dividing by total earning assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

NET INTEREST INCOME
Net interest income, the Company's largest component of income, represents the difference between interest and fees earned on loans, investments and other interest-earning assets, and interest paid on interest-bearing liabilities.
It also measures how effectively management has balanced and allocated the Company's interest rate-sensitive assets and liabilities. Net interest income increased to $6.5 million or 7.4% in 1997 from $6.0 million in 1996. Net interest income increased by 8.6% in 1996 compared to $5.5 million in 1995.

One of the Company's goals for fiscal 1997 was to improve the net interest margin. The Company positioned itself during the latter part of fiscal 1996 by selling over $57.0 million of fixed-rate mortgage loans. This has provided the Company with the flexibility of allowing agent-acquired funds to mature or rollover at the prevailing rate, thus creating a favorable impact on the net interest margin. The net interest margin increased from 2.29% at June 30, 1996 to 2.72% at June 30, 1997. The Company has been innovative in offering selected retail products to enhance the core deposit base. Increased loan yields positively impacted the margin as well. The average yield on interest earning assets increased to 8.52% from 8.22% at June 30, 1996. The average yield on interest bearing liabilities decreased to 5.95% at June 30, 1997.
The loan portfolio accounted for the majority of the increased yield on earning assets. New NOW accounts, certificates of deposit, and the reduction of agent-acquired deposits were the primary reasons for the decreased yield on interest bearing liabilities. Interest income for the year ended June 30, 1997, was $20.3 million compared to $21.5 million for the year ended June 30, 1996, a decrease of $1.2 million or about 5.9%. The Company took the opportunity to replace the sold loans with higher yielding commercial, commercial real estate, and multi-family loan assets which had a favorable impact on the margin. Interest expense for the year ended June 30, 1997 decreased $1.7 million or 10.9%. Approximately $1.3 million of the decrease for fiscal 1997 is related to a reduction in Federal Home Loan Bank advances. Deposit interest expense decreased by approximately $550,000 due to reductions in brokered deposits, but was offset by growth in retail deposits, which also favorably impacted the margin, due to brokered deposits usually bearing a higher rate of interest than retail deposits.

The net interest margin decreased from 2.87% at June 30, 1995 to 2.29% at June 30, 1996, due to a decrease in loan fees associated with company-developed affordable housing developments and increased competition for deposits and loans. The average yield on interest earning assets increased slightly to 8.22% at June 30, 1996 compared to 8.20% at June 30, 1995. The average yield on interest bearing liabilities increased 50 basis points from June 30, 1995 to 6.11% at June 30, 1996. The yield increase was primarily in certificates of deposit, agent-acquired deposits and other borrowings. The agent-acquired funds were acquired at varying terms but at higher rates than would have been paid in the retail market. As a result of the Company's plan to reduce the rapid growth rate, the balance of agent-acquired funds remained relatively constant during fiscal 1996. The Company sold over $57.0 million of its fixed-rate mortgage loan portfolio during the latter part of fiscal 1996, thus allowing the Company the flexibility to let the agent acquired funds, which typically bear a higher rate, to mature or rollover at the prevailing rate, creating a favorable impact on the Company's net interest margin. Interest income for the year ended June 30, 1996, was $21.5 million compared to $15.8 million for the year ended June 30, 1995, an increase of $5.7 million or 36.3%. These increases are primarily due to the interest income generated from the increased loan balances over those of the prior period. Average loans increased $52.9 million or 30.4% over June 30, 1995. Of the $5.7 million increase in interest income for fiscal 1996, interest on loans contributed $4.4 million. Interest expense for the year ended June 30, 1996 increased $5.3 million over the corresponding period in 1995. Approximately $3.3 million of the increase for fiscal 1996, is related to deposit growth. This is the result of an increase of $60.2 million in average interest-bearing deposits over June 30, 1995 and higher rates of interest paid on such deposits. Non-deposit interest-bearing liabilities interest expenses also increased over June 30, 1995 by $1.1 million to $5.0 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

QUARTERLY RESULTS OF OPERATIONS

The Company's non-interest income is largely dependent upon the completion of large individual loan transactions or housing developments.

As such, the Company's earnings may experience some variability from quarter to quarter.


--------------------------------------------------------------------------
1997                                    SEPT 30   DEC 31   MAR 31  JUNE 30
--------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Interest income                         $ 5,152   $5,137   $4,935   $5,058
Interest expense                          3,574    3,510    3,400    3,347
                                        ----------------------------------
Net interest income                       1,578    1,627    1,535    1,711
Provision for loan losses                   850        5       60       60
Non-interest income                         608    1,237    1,209      803
Non-interest expense                      3,283    2,155    1,963    2,074
                                        ----------------------------------
Income before income taxes               (1,947)     704      721      380
Income taxes                               (702)     189      192       66
                                        ----------------------------------
   Net income                           $(1,245)  $  515   $  529   $  314
                                        ==================================
Net income per share:
   Fully diluted net income per share   $ (0.46)  $ 0.19   $ 0.20   $ 0.12
   Primary net income per share         $ (0.46)  $ 0.19   $ 0.20   $ 0.12
   Cash dividend                           0.20   $ 0.20   $ 0.10   $ 0.10


1996                                    SEPT 30   DEC 31   MAR 31  JUNE 30
--------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Interest income                         $ 5,350   $5,510   $5,366   $5,303
Interest expense                          3,938    4,021    3,843    3,723
                                        ----------------------------------
Net interest income                       1,412    1,489    1,523    1,580
Provision for loan losses                   110       60       75      210
Non-interest income                       2,657    2,162    1,680    1,681
Non-interest expense                      2,038    2,142    2,262    2,165
                                        ----------------------------------
Income before income taxes                1,921    1,449      866      886
Income taxes                                780      535      297      275
                                        ----------------------------------
   Net income                           $ 1,141   $  914   $  569   $  611
                                        ==================================
Net income per share:
   Fully diluted net income per share   $  0.42   $ 0.33   $ 0.20   $ 0.22
   Primary net income per share         $  0.42   $ 0.33   $ 0.20   $ 0.22
   Cash dividend                        $  0.14   $ 0.23   $ 0.23   $ 0.20

RATE/VOLUME ANALYSIS.

The following table sets forth on a fully taxable equivalent basis an analysis of volume and rate changes in interest income and interest expense of the Company's average earning assets and average interest-bearing liabilities.
The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial interest rate constant). Also, changes related to average interest rates (changes in average rate holding the initial outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                                        1997 COMPARED TO 1996   1996 COMPARED TO 1995
                                                         INCREASE/(DECREASE)      INCREASE/(DECREASE)
                                                         -------------------      -------------------
                                                               DUE TO                    DUE TO
                                                     ------------------------    ---------------------
YEAR ENDED JUNE 30                                   VOLUME     RATE      NET    VOLUME   RATE     NET
-------------------------------------------------------------------------------------------------------
(dollars in thousands)
Interest income on average earning assets:
        Loans                                       $(1,100)    $720   $ (380)  $4,456   $ (44)  $4,412
        Investment securities available for sale        (24)      43       19      146      96      242
        Loans held for sale                            (877)             (877)             877      877
        Federal Home Loan Bank stock                     24       (3)      21       71      28       99
        Federal funds sold                               (9)       7       (2)      99       6      105
                                                    ---------------------------------------------------
        Total interest income from
            earning assets                           (1,986)     767   (1,219)   4,772     963    5,735
                                                    ---------------------------------------------------

Interest expense on average interest-bearing
            liabilities:
        Now accounts                                    414       56      470      121     162      283
        Money market deposits accounts                  (65)      (9)     (74)     (16)     (4)     (20)
        Passbook savings accounts                       (16)              (16)     (12)      6       (6)
        Certificates of deposit                        (615)    (315)    (930)   3,248     618    3,866
        Federal funds purchased                         (29)      (5)     (34)    (108)            (108)
        Other borrowings                                171       48      219      258     448      706
        Federal Home Loan Bank advances              (1,335)       5   (1,330)     511      30      541
                                                    ---------------------------------------------------

        Total interest expense on interest-
            bearing liabilities                      (1,475)    (220)  (1,695)   4,002   1,260    5,262
                                                    ---------------------------------------------------
Changes in net interest income                      $  (511)    $987   $  476   $  770  $ (297)  $  473
                                                    ===================================================
-------------------------------------------------------------------------------------------------------

PROVISION FOR LOAN LOSSES.

The Company makes monthly provisions for possible loan losses in amounts estimated to be sufficient to maintain the allowance for loan losses at a level considered necessary by management to absorb possible losses in the loan portfolios. Provision for loan losses was $975,000 for the year ended June 30, 1997, compared to $455,000 for June 30, 1996, and $420,000 for June 30,
1995. The ratio of the allowance for loan losses to non-performing loans was 624.9% at June 30, 1997, 275.1% at June 30, 1996, and 122.1% at June 30, 1995.
The increase in the provision was primarily due to the growth and change in the composition of the portfolio, which includes higher levels of commercial, commercial real estate, and multifamily loans than in prior years. As mentioned earlier, the Company increased its provision for loan loss allowance significantly, compared to prior year, in an effort to more closely resemble a commercial banking operation.

NON-INTEREST INCOME. Non-interest income decreased by $4.3 million or 52.8% for the year ended June 30, 1997, compared to an increase in 1996, of $2.8 million or 52.1% from 1995. The following table summarizes non-interest income for the three years ending June 30:

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


NON-INTEREST INCOME
---------------------------------------------------------------------------------------------------
(dollars in thousands)
                                                                     CHANGE FROM PRIOR YEAR
                                             AMOUNT                 1997                1996
                                      1997    1996    1995    AMOUNT   PERCENT    AMOUNT    PERCENT
                                     ------  ------  ------  --------  -------    ------    -------
Fee income from real estate
   development and management        $  758  $4,440  $4,370  $(3,682)   (82.9)%   $   70      1.6%
Service charges on deposit accounts     316     181      99      135     74.6         82     82.8
Gain on sale of
   Real estate loans                    338     743             (405)   (54.5)       743    100.0
   Premises and equipment                 3     719             (716)   (99.6)       719    100.0
   Investments                           42                       42    100.0
Letter of credit fees                   722     481     189      241     50.1        292    154.5
Real estate mortgage banking fees       543     942     351     (399)   (42.4)       591    168.4
Agent fee income                        452      47              405    861.7         47    100.0
Other income                            683     627     368       56      8.9        259     70.4
                                     -------------------------------------------------------------
      Total non-interest income      $3,857  $8,180  $5,377  $(4,323)   (52.8)%   $2,803     52.1%
                                     =============================================================
--------------------------------------------------------------------------------------------------

The largest component of the decrease in non-interest income was the $3.7 million decrease in fee income from real estate development and management. The Company experienced increased competition in the tax credit housing
industry.   The Company utilized the IRS Section 42 tax credit program in the past to develop affordable housing for individuals with low to moderate incomes. The Company continues to monitor this market segment, but has shifted its focus to developing new and innovative housing-related financing products to supplement the previous Section 42 activity. However, the fees anticipated are not anticipated to match the fees generated in the past. The Company continues to provide financing for unaffiliated developers with tax-credit developments, utilizing the Company's experience with such transactions. The Company also earns consulting fees for its services in preparing multifamily loan transactions for financing, although the fees are down to $543,000 in fiscal 1997 from $942,000 in fiscal 1996. Service charges on deposit accounts increased $135,000 to $316,000, compared to the previous years total of $181,000, a 74.6% increase from prior year. Service charges on deposit accounts increased to $181,000 in fiscal 1996, compared to $99,000 in 1995 or 82.8%. The Company has concentrated its efforts to attract transaction accounts, thus increasing the Company's service charge income.
The Company reclassified $52 million of one-to-four family loans as loans held for sale in fiscal 1996 and sold these loans during fiscal 1996 resulting in $743,000 in gains. Gain on loan sales for fiscal 1997 have resulted only from sales of current loan production, resulting in income of $338,000.

The Company adopted FAS 122 in fiscal 1996 "Accounting for Certain Mortgage Banking Activities" ("FAS 122") to require the holder of mortgage services to recognize as separate assets, rights to service mortgage loans, regardless of how the rights were acquired. With the increase in mortgage loan sales during fiscal 1996, the Company recognized $575,000 in mortgage loan servicing rights compared to $250,000 in fiscal 1997 which are included in the net gain on sale of loans. The Company also sold a parcel of real estate during fiscal 1996 resulting in a gain of $719,000 compared to no sales in fiscal 1997. The Company sold $2.6 million in investments during fiscal 1997, resulting in a $42,000 net gain for the year, compared to no sales for fiscal 1996 and 1995. The Company continues to issue standby letters of credit, particularly for multifamily developments. Letters of credit fees have grown from $189,000 in 1995, $481,000 in 1996, to $722,000 in fiscal 1997 repre-

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

senting a 282% increase over 1995 and a 50% increase over last year. Real estate banking fees decreased $399,000 from last year due to the decrease in the number of transactions financed. The Company participates in an arrangement to pass automobile loan originations to another financial institution in exchange for a fee. Loan volume has been significant in this area, resulting in an 862% increase in fees to $452,000, from $47,000 last year. Other income increased $56,000 over fiscal 1996, including the Company's receipt of $146,000 in dividend income in fiscal 1996 on the stock the Savings Bank holds with its data processing cooperative, compared to $14,000 in fiscal 1997. The Company's data processing cooperative was purchased in fiscal 1996 resulting in a distribution in fiscal 1996 and a final installment received in fiscal 1997. Offsetting this decrease were increases in servicing fees on loans sold of $100,000 and other loan fees of $42,000. Debit card income, ATM network fees and dealer interest recapture increased $25,000, $11,000 and $17,000, respectively.

NON-INTEREST EXPENSE. Non-interest expense increased by $867,000 or 10.1% for the year ended June 30, 1997, compared to 1996 after increasing by $2.7 million or 45.6% in 1996 from 1995. The following table summarizes non-interest expense for the three years ending June 30:


NON-INTEREST EXPENSE
------------------------------------------------------------------------------------------------
(dollars in thousands)
                                                                   CHANGE FROM PRIOR YEAR
                                             AMOUNT                1997              1996
                                      1997    1996    1995   AMOUNT  PERCENT   AMOUNT    PERCENT
                                     -----------------------------------------------------------
Salaries and employee benefits       $4,318  $4,486  $2,888  $ (168)   (3.7)%  $1,598     55.3%
Net occupancy expense                   481     471     426      10     2.1        45     10.6%
Equipment expense                       374     383     287      (9)   (2.3)       96     33.4%
Deposit insurance expense               255     417     238    (162)  (38.8)      179     75.2%
SAIF assessment                       1,040                   1,040   100.0
Data processing expense                 312     287     211      25     8.7        76     36.0%
Legal and professional fees             303     448     471    (145)  (32.4)      (23)    (4.9)
Advertising expense                     230     226     118       4     1.8       108     91.5%
Abandoned projects expense              177      61      18     116   190.2        43    238.9%
Write down of partnership investments   335                     335   100.0
Other expense                         1,649   1,828   1,255    (179)   (9.8)      573     45.7
                                     -----------------------------------------------------------

     Total non-interest expense      $9,474  $8,607  $5,912  $  867    10.1%   $2,695     45.6%
                                     ===========================================================
------------------------------------------------------------------------------------------------

Salaries and employee benefits decreased $168,000 from fiscal 1996 due primarily to the Company's cost reduction plan, which was completed in the fourth quarter of fiscal 1997. The cost reduction program was designed to eliminate duplicative functions. The Company should realize the full impact of the cost reductions during fiscal 1998. Net occupancy expense increased slightly in fiscal 1997 but was offset by the decrease in equipment expense for fiscal 1997. These two categories increased $45,000 and $96,000, respectively, during 1996 as compared to 1995 as the Company was still expanding. In September 1996, legislation enacted by Congress imposed a one-time special assessment of approximately $0.66 per one-hundred dollars of deposits insured by the SAIF, resulting in a $1.0 million charge to the Company. As a result the Company's annual assessment will decrease from $.23 to approximately $0.06 per one-hundred dollars of deposits. The Company expects its future assessment to be reduced approximately $355,000 annually due to the assessment. Data processing expense

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

increased $25,000 over fiscal 1996 due to increasing costs and volume of transactions being processed. Legal and professional fees decreased $145,000 from fiscal 1996 and decreased $23,000 from fiscal 1995 due to the legal costs associated with the affordable housing segment, which has decreased in the past three years due to increased competition. Advertising increased slightly to $230,000 in fiscal 1997 from $226,000 in fiscal 1996, which was up considerably from $118,000 in fiscal 1995. Abandoned projects expense increased $116,000 to $177,000 for fiscal 1997 due to increased competition in the affordable housing segment. These are expenses incurred on potential developments that do not materialize. The Company accounts for its general partnership interests on the equity method, which is adjusted quarterly based on the partnerships performance. In addition to equity method adjustments, the Company wrote down its investment by $375,000 during fiscal 1997 due to below expectation level performance of a number of the investments. Other expense decreased $179,000 from fiscal 1996. During fiscal 1996, the Company participated some of its multifamily loans resulting in expenses of $113,000 compared to none for fiscal 1997. The decrease in affordable housing developments caused a reduction of $67,000 in travel and lodging compared to last year. A decrease in losses on the sale of other real estate, disposition of fixed assets and sale of repossessed assets accounted for a $52,000 decrease in expenses compared to fiscal 1996. Offsetting some of these larger decreases were increases in debit card and ATM expense of $15,000 and $17,000, respectively and correspondent bank charge increases of $42,000 and other miscellaneous increases.

INCOME TAX EXPENSE. Income tax benefit was $255,000 in fiscal 1997, compared to income tax expense of $1.9 million recorded in fiscal 1996 and $1.5 million in fiscal 1995. The Company's net income before income tax expense decreased $5.3 million to a net loss before income taxes of $141,000. A reduction in income tax expense from IRS Section 42 low income housing credit reduced income tax expense $341,000 and $273,000 for fiscal 1997 and fiscal 1996. The effective tax rate for the current year was 180.0% compared to 36.8% for fiscal 1996 and 33.1% for fiscal 1995.

FINANCIAL CONDITION.
At year-end the Company's assets decreased $22.2 million or 8.5%. The Company had reclassified $52.0 million of its fixed rate residential first mortgages from the loan portfolio into a Loans Held for Sale balance sheet category and sold these loans during fiscal 1996. The Company used these proceeds to reduce debt, and allow higher rate brokered CD's to mature or rollover at the prevailing retail rates which in turn increased the net interest margin. Average assets for fiscal 1997 decreased 7.5% from fiscal 1996 to $254.1 million. Average liabilities decreased $20.7 million as the Company used some of the loan sale proceeds to reduce borrowings.

LOANS.
The following table shows the composition of the Company's loan portfolio as of June 30:

---------------------------------------------------------------------------------------
                                      1997      1996       1995       1994       1993
---------------------------------------------------------------------------------------
(dollars in thousands)
Real estate mortgage loans
   Conventional                    $ 94,293   $106,344   $113,971   $ 74,808   $ 58,789
   Construction loans                32,577     36,938     24,670     12,536      3,988
   Commercial loans                  26,668     18,267      7,133      1,022
   Multifamily loans                  9,602     15,420     26,147     12,372      2,969
   First mortgage real estate
      loans purchased                 3,184      7,612      4,921      4,064      4,635
                                   ----------------------------------------------------
Total real estate mortgage loans    166,324    184,581    176,842    104,802     70,381
Commercial loans-other than secured
   by real estate                    12,522      9,393      6,414        442        162
Consumer and home equity loans       26,118     23,247     39,844     18,288      9,292
                                   ----------------------------------------------------
         Total loans               $204,964   $217,221   $223,100   $123,532   $ 79,835
                                   ====================================================

Total assets                       $240,001   $262,216   $269,438   $152,188   $108,375
                                   ----------------------------------------------------

Total loans to total assets            85.4%      82.8%      82.8%      81.2%      73.7%
                                   ====================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company began selling current production of 1-4 family loans for fiscal 1997, book the gain or loss currently and use some of the proceeds to fund new products. With this strategy in place, conventional real estate mortgage loans decreased $12.1 million from fiscal 1996. Included in construction loans are $1.2 million in loans to affordable housing developments in addition to $4.6 million in affordable housing developments which are included in multifamily loans. Commercial real estate loans and commercial loans have continued to grow as the Company continues expanding into the commercial loan market. Commercial real estate loans have increased from $0 at the end of fiscal 1993 to $26.7 million at June 30, 1997. Multifamily loans have declined since June 30, 1995 as the Company has participated the loans or the loans have paid off. Multifamily loans have decreased $16.5 million from June 30, 1995 to $9.6 million at June 30, 1997. Purchased real estate loans have decreased due to payoffs and paydowns from the previous year. Commercial loans other than real estate have increased from $162,000 at the end of fiscal 1993 compared to $12.5 million at June 30, 1997. The Company continues to diversify its loan portfolio as a continuing part of its business plan. Consumer loans increased slightly to $26.1 million from $23.2 million at June 30, 1996 due to the Company retaining some of the new loans generated. The Company participates in an arrangement to pass most of its automobile loan originations to another financial institution in exchange for a fee. The Company's loan portfolio contains no loans to foreign governments, foreign enterprises, foreign operations of domestic companies, or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed 10 percent of total loans.

LOAN MATURITIES.
The following table sets forth the remaining maturities for certain loan categories as of June 30, 1997:

------------------------------------------------------------------------
                                WITHIN     ONE TO       AFTER
                               ONE YEAR  FIVE YEARS  FIVE YEARS  TOTAL
------------------------------------------------------------------------
(dollars in thousands)

Real estate mortgage loans      $67,383    $60,225    $38,716   $166,324
Consumer and home equity loans   12,538     13,317        263     26,118
Commercial loans                  9,346      3,176                12,522
                                ----------------------------------------
      Total                     $89,267    $76,718    $38,979   $204,964
                                ========================================

Predetermined interest rates    $15,151    $37,670    $26,006   $ 78,827
Floating interest rates          74,116     39,048     12,973    126,137
                                ----------------------------------------
                                $89,267    $76,718    $38,979   $204,964
                                ========================================
------------------------------------------------------------------------

NON-PERFORMING LOANS. The Company discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Management believes that loans now current where there are reasonable doubts as to the ability of the borrower to comply with the present loan repayment terms are immaterial. Income received on restructured and nonaccrual loans was $11,000 in 1997, $15,000 in 1996 and $74,000 in 1995. Additional interest income of approximately $12,000, $9,000, and $3,000 for 1997, 1996, and 1995,
respectively, would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

The following table provides information on the Company's non-performing loans as of June 30:

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Non-performing loans
-----------------------------------------------------------------------
(dollars in thousands)
                                  1997    1996    1995    1994    1993
                                  -------------------------------------
Nonaccrual loans                  $256    $342    $ 47    $190   $  288
Restructured                                       514     752      760
90 days or more past due            29      43      23
                                  -------------------------------------
      Total                       $285    $385    $584    $942   $1,048
                                  =====================================

Ratio of non-performing loans to
      Total loans                 0.14%   0.18%   0.26%   0.76%    1.31%
                                  =====================================

Non-performing loans amounted to 0.14% of total loans as of June 30, 1997, as compared to 0.18% of total loans as of June 30, 1996. The decrease in the ratio from 1997 to 1996 is attributable to the 26.0% decrease in non-performing loans. Management is not aware of any loans that have not been disclosed that represent or result from trends or uncertainties which may have a material impact on the Company's future operating results, liquidity or capital resources, although the Company has several credits in its loan portfolio that are in excess of $1 million which inherently carry more risk due to their size in relation to total equity of the Company.

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

The Company adopted SFAS Nos. 114 and 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures on July 1, 1995. The adoption of SFAS Nos. 114 and 118 did not have a material impact on the Company's financial position or results of operations. The Company has not experienced any impaired loans since the adoption of SFAS Nos. 114 and 118.

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the fiscal years ended June 30:

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


SUMMARY OF LOAN LOSS EXPERIENCE            1997    1996    1995    1994    1993
-------------------------------------------------------------------------------
(dollars in thousands)
Allowance for loan losses
Balance at July 1,                       $1,059  $  713    $356    $236    $150
Loan charge-offs:
   Real estate mortgage                     100      12       8       8      22
   Commercial                                25
   Consumer and home equity                 142     128      74      39      28
                                         --------------------------------------
      Total loan charge-offs                267     140      82      47      50
Loan recoveries:
   Real estate mortgage                       3      17       8       6       5
   Home equity and consumer                  11      14      11      11       1
                                         --------------------------------------
      Total loan recoveries                  14      31      19      17       6

Net charge-offs                             253     109      63      30      44
Provision for loan losses                   975     455     420     150     130
                                         --------------------------------------

Balance at June 30,                      $1,781  $1,059    $713    $356    $236
                                         ======================================

Ratio of net charge-offs to average loans
   outstanding during the period           0.12%   0.05%   0.04%   0.03%   0.06%
                                         ======================================

Ratio of provision for loan losses to
   average loans outstanding during
   the period                              0.45%   0.20%   0.24%   0.15%   0.18%
                                         ======================================

Ratio of allowance for loan losses to
   total loans outstanding at year end     0.87%   0.49%   0.32%   0.29%   0.30%
                                         ======================================
-------------------------------------------------------------------------------

The allowance for loan losses was $1.8 million as of June 30, 1997, and $1.1 million as of June 30, 1996. Net loan charge-offs were $253,000 or 0.12% of average loans in 1997 compared to $109,000 or 0.05% of average loans in 1996. The allowance increased $722,000 over fiscal 1996 due primarily to the marked increase in the provision for loan losses. The increase in the provision was recorded despite the decrease in non-performing loans. However, the Company has closed a number of large credits during the past two years. Management considers the allowance for loan losses adequate to meet losses inherent in the loan portfolio as of June 30, 1997.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses was further allocated to enumerate allowances for commercial and multifamily loans in fiscal 1995. The allocation for loan losses and the percentage of loans within each category to total loans at June 30 are as follows:

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                         Allowance Amount               Percentage of Loans to Total Loans
                               1997   1996     1995    1994    1993    1997    1996    1995    1994    1993
                             ---------------------------------------   ------------------------------------
                                      (dollars in thousands)
Real estate mortgage         $  153  $  155    $208    $219    $151    60.6%   67.8%   67.5%   74.8%   84.5%
Multifamily                     994     420     195                     7.6     8.8    11.7    10.0     3.7
Consumer and home equity        168     214     260     137      85    12.7    10.7    17.9    14.8    11.6
Commercial                      466     270      50                    19.1    12.7     2.9     0.4     0.2
                            -------------------------------------------------------------------------------
      Total                 $ 1,781  $1,059    $713    $356    $236   100.0%  100.0%  100.0%  100.0%  100.0%
                            ===============================================================================
------------------------------------------------------------------------------------------------------------

INVESTMENT SECURITIES. The Savings Bank's investment policy is annually reviewed, by its Board of Directors. Any significant changes to the policy must be approved by the Board. The Board has an asset/liability management committee which is responsible for keeping the investment policy current.

As of June 30, 1997, the investment portfolio represented 5.8% of the Company's assets, compared to 6.7% at June 30, 1996, and is managed in a manner designed to meet the Board's investment policy objectives. The primary objectives, in order of priority, are to further the safety and soundness of the Company, to provide the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of the Company's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At June 30, 1997, the entire investment portfolio was classified as available for sale, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The net unrealized loss at June 30, 1997, was $31,000 which was comprised of gross gains of $69,000, gross losses of $149,000, and a tax benefit of $49,000, a decrease of $109,000 from June 30, 1996. The decrease was caused by market interest rate changes during the period. Although the entire portfolio is available for sale, management has not identified specific investments for sale in future periods.

The following table sets forth the components of the Savings Bank's available for sale investment portfolio as of June 30:

-------------------------------------------------------------------------
                                                1997     1996    1995
                                              -------------------------
                                                (dollars in thousands)
Investment securities available for sale:
   U.S. Treasury securities                   $ 1,000  $   504  $   515
   Federal agency securities                    2,944    4,365    4,002
   Federal Home Loan Mortgage
      Corporation mortgage-backed securities    3,003    6,727    6,830
   Federal National Mortgage
      Association mortgage-backed securities    1,562    1,697    2,103
   Government National Mortgage
      Association mortgage-backed securities    4,223    4,165    1,953
   Municipals                                   1,058
                                              -------------------------
         Total securities available for sale  $13,790  $17,458  $15,403
                                              =========================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Savings Bank's investment securities portfolio decreased by $3.7 million to $13.8 million at June 30, 1997, compared to $17.5 million at June 30, 1996. In addition to maturity, paydowns and early payoffs, the Company sold $2.6 million in various small-pool mortgage-backed securities during fiscal 1997. The Corporation holds various types of securities, including mortgage-backed securities. Inherent in mortgage-backed securities is prepayment risk. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase. The Savings Bank's total investment securities portfolio increased by $2.1 million at June 30, 1996, from June 30, 1995 as additional securities were purchased during 1996.

The following table sets forth the contractual maturities of investment and mortgage-backed securities as of June 30, 1997, and the weighted average yields of such securities. As of June 30, 1997, the Company held no securities with a book value exceeding 10% of stockholders' equity.

----------------------------------------------------------------------------------------------------------------
                                                   MATURITY
                                                 AFTER ONE BUT   AFTER FIVE BUT
                                   WITHIN ONE     WITHIN FIVE     WITHIN TEN
                                      YEAR           YEARS           YEARS      OVER TEN YEARS       TOTAL
                                 -------------------------------------------------------------------------------
                                 AMOUNT  YIELD   AMOUNT  YIELD   AMOUNT  YIELD  AMOUNT  YIELD    AMOUNT  YIELD
                                 -------------------------------------------------------------------------------
                                (dollars in thousands)
U.S. Treasury                                    $1,000  5.88%                                  $ 1,000   5.88%
Federal agencies                                  2,944  5.35                                     2,944   5.35
Federal Home Loan Mortgage
  Corporation                    $945    6.00%                   $165    7.41%   $1,893  6.42%    3,003   6.34
Federal National Mortgage
   Association                                                                    1,562  6.43     1,562   6.43
Government National Mortgage
   Association                                       16  7.50                     4,207  6.77     4,223   6.77
Municipals                                                                        1,058  5.60     1,058   5.60
                                 -------------------------------------------------------------------------------
      Total                      $945    6.00%   $3,960  5.49%   $165    7.41%   $8,720  6.50%  $13,790   6.18%
                                 ===============================================================================

      Percent of total              7%               29%            1%               63%            100%
                                 ===============================================================================


FUNDING SOURCES.

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

Average deposits decreased by $399,000 for the year ended June 30, 1997. The decrease was offset by growth in Demand, NOW and Certificates of deposit. Demand, NOW and Certificates of deposit increased $1.8 million, $10.5 million and $7.1 million, respectively, as the Company continued an aggressive marketing and pricing campaign with new products during fiscal 1997 to increase the core deposit base, and to allow the Company the flexibility to allow agent acquired certificates of deposit to mature or rollover at the prevailing retail rate. With the increases mentioned above and the loan sale in fiscal 1996, agent acquired certificates of deposit have decreased $17.0 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

These certificates of deposit were acquired at rates higher than the current local market for retail deposits, but generally below rates charged for FHLB advances, thus creating a favorable impact on the net interest margin. Most of the decrease in the money market account category was as a result of some current accounts converting to a new NOW account product.

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the year ended June 30, 1997, 1996 and 1995.


--------------------------------------------------------------------------------------------
                                             1997               1996               1995
AVERAGE DEPOSITS                       AMOUNT    RATE     AMOUNT    RATE     AMOUNT    RATE
--------------------------------------------------------------------------------------------
(dollars in thousands)
Demand                                $  5,685           $  3,898           $  3,158
NOW accounts                            20,585   4.22%     10,092   3.95%      4,916   2.34%
Money market accounts                    3,890   2.72       6,066   2.97       6,600   3.03
Savings accounts                         4,792   2.90       5,346   2.90       5,795   2.78
Certificates of deposit                 78,408   5.68      71,337   5.77      61,315   5.29
Agent-acquired certificates of deposit  70,346   6.31      87,366   6.52      41,336   6.55
                                      -----------------------------------------------------
      Total                           $183,706   5.45%   $184,105   5.73%   $123,120   5.22%
                                      =====================================================
--------------------------------------------------------------------------------------------

The following table summarizes certificates of deposit in amounts of $100,000 by maturity as of the following dates:

-----------------------------------------------------------------------------

MATURITIES OF CERTIFICATES OF DEPOSIT OF $100,000 OR MORE AT JUNE 30:

                          1997      1996     1995
-----------------------------------------------------------------------------
(dollars in thousands)
3 Months or less        $12,312  $  7,206  $13,555
3-6 months               16,319    15,009   14,535
6-12 months              13,331     5,042   20,470
Over 12 months           11,119    18,669   14,569
                        --------------------------
      Total             $53,081   $45,926  $63,129
                        ==========================
-----------------------------------------------------------------------------

The increase of $7.2 million is primarily due to an increase in public and state funds that generally are issued in amounts greater than $100,000.

BORROWINGS.
The Company's long-term debt decreased $19.2 million from fiscal 1996 primarily due to a decrease in Federal Home Loan Bank advances. Alternate funding sources were provided by loan sales, retail deposits, and public funds. For further details see Notes to the Consolidated Financial Statements.

Short-term borrowings totaled $5.2 million which represented a slight decrease of $502,000 since June 30, 1996, due primarily to a decrease in guaranteed investment contracts. Federal funds purchased and short-term FHLB advances while utilized during fiscal 1997, were repaid prior to fiscal year-end.
These borrowings were partially replaced with guaranteed investment contracts at lower rates. The guaranteed investment contracts are typically fully disbursed throughout the year, but obtained at lower rates compared to other short term borrowing rates.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


                                FEDERAL                TREASURY TAX    GUARANTEED
                                 FUNDS       FHLB      & LOAN NOTE     INVESTMENT
1997                           PURCHASED   ADVANCES       OPTION       CONTRACTS
------------------------------------------------------------------------------------
(dollars in thousands)
OUTSTANDING AT JUNE 30                                     $105          $5,086
AVERAGE AMOUNT OUTSTANDING      $1,810      $  206          102           4,771
MAXIMUM AMOUNT OUTSTANDING AT
   ANY MONTH-END                 7,400       4,150          145           7,151
WEIGHTED AVERAGE INTEREST RATE:
   DURING YEAR                    5.62%       6.46%        5.16%           5.34%
   END YEAR                                                5.62%           5.57%

1996
------------------------------------------------------------------------------------
(dollars in thousands)
Outstanding at June 30                                     $129          $5,564
Average amount outstanding      $2,301      $  625           89           4,064
Maximum amount outstanding at
   any month-end                 7,400       6,000          139           8,590
Weighted average interest rate:
   During year                    5.92%       6.86%        2.94%           4.13%
   End year                                                3.96%           5.00%
------------------------------------------------------------------------------------

CAPITAL RESOURCES

The Company's stockholders' equity decreased $1.4 million to $12.9 million at June 30, 1997, compared to $14.3 million at June 30, 1996. The decrease in stockholders' equity was accounted for by the cash dividends declared of $1.5 million and the purchase of treasury stock of $126,000. Offsetting these decreases were net income of $113,000, exercise of stock options and warrants of $39,000 and a decrease in the net unrealized loss on securities available for sale of $109,000. The dividend rate was reduced from $0.20 to $0.10 per share for the third and fourth quarter. The Company will use the additional capital to strengthen the capital position to support future growth.

Total capital consists of Tier I capital plus the allowance for loan losses. Minimum capital levels are 3% for the leverage ratio which is defined as Tier I capital as a percentage of total assets less goodwill and other identifiable intangible assets; 4% for Tier I to risk-weighted assets; and 8% for total capital to risk-weighted assets. The Savings Bank's capital ratios have exceeded each of these levels. The leverage ratio was 6.93% and 7.05%; Tier I capital to risk-weighted assets was 7.64% and 9.30%; and total capital to risk-weighted assets was 10.74% and 12.35% at June 30, 1997 and 1996. Book value per share decreased to $5.20 at June 30, 1997, compared to $5.73 one year earlier, due to the decrease in capital noted above.

LIQUIDITY
The Company's principal sources of income and funds are dividends from subsidiaries, and if necessary, borrowings. The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, OTS regulations set restrictions on the amount of dividends the Savings Bank may pay to the Company. See the retained earnings and regulatory matters footnote to the financial statements.

The Savings Bank is required by federal regulations to maintain specified levels of "liquid" assets consisting of cash and other eligible investments. Currently, liquid assets must equal at least five percent of net withdrawable savings plus borrowings payable upon

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


demand or due within one year or less. As of June 30, 1997, and June 30, 1996, the Savings Bank liquidity ratios were 5.57% and 10.64%, respectively. Management believes that this level of liquidity is sufficient to meet any anticipated requirements for the Savings Bank's operations.

The primary sources of funds for operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. In addition, the Savings Bank is authorized to borrow money from the FHLB and other sources as needed. The Savings Bank decreased its borrowings from the FHLB from $42.5 million at June 30, 1996, to $23.3 million at June 30, 1997, as noted above. The interest rate margin on loans originated which are funded by borrowings is smaller than if funded by retail deposits, thus narrowing the overall interest rate margin, therefore the Company took the opportunity to reduce the borrowings outstanding at June 30, 1997.

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

At June 30, 1997, the Company's total interest-bearing assets maturing or repricing within one year exceeded total interest bearing liabilities maturing or repricing in the same period by $4.2 million, representing a positive cumulative one-year gap ratio of 1.77% of total assets. The Company relies on certain assumptions, such as the amount and timing of savings deposit repricing opportunities, among others, in the measurement of the interest rate sensitivity gap.

The Company is continuing its strategy of originating and selling current loan production. With the current strategy and last fiscal years loan sale, this has allowed the Company to reduce borrowings, let higher rate agent-acquired funds rolloff or rollover at the prevailing retail rates and fund new loan demand. The positive impact on the margin became evident in fiscal 1997 as the margin increased from 2.29% to 2.72% for the year ended June 30, 1997.

The Company has in place an interest rate risk management policy that addresses the goals to be met and what steps are to be taken to manage interest rate risk exposure in a manner to ensure profits and maintain net worth to the best extent possible in any interest rate environment. Specific limits have been set (and are periodically reviewed) by the Board of Directors as to the amount of interest rate exposure it is willing to accept. Reports are required of management to reflect how well the current policies have achieved the desired goals. The interest rate risk policy also establishes an Asset/Liability Committee (ALCO) that is composed of senior bank officers which meets at least monthly to determine strategies, measure results and plan
policies to implement the broad goals set forth in the policy.   In viewing
the Savings Bank's interest rate risk position, the ALCO must be aware of how changes in interest rates affect both its net interest income and its net portfolio value.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

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

The following table sets forth the interest rate sensitivity of the Company's assets and liabilities at June 30, 1997, on the basis of the assumptions described below, and sets forth the repricing dates of the Company's interest-earning assets and interest-bearing liabilities at June 30, 1997, and the Company's interest rate sensitivity "gap" percentages at the dates indicated. The information presented does not include estimated prepayment rates for loans and mortgage-backed securities. This has the effect of understating the amount of assets that may reprice in the current year, thus giving the appearance of a balance sheet that is more negatively gapped than it actually is. Interest-bearing checking accounts are included with 30% in the three months or less category and the remaining 70% in the three years or more category. Savings accounts are included with 10% in the three months or less category and the remaining 90% in the three years or more category. In money market accounts, 14% are placed in the three months or less category while the remaining 86% are placed in the over three year category. The assumptions for savings and checking accounts are developed from the Savings Bank's deposit pricing reaction to changes in the prevailing interest rate environment.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                                                               JUNE 30, 1997
                                                 ------------------------------------------------------------------------
                                                   THREE         OVER THREE        ONE TO         THREE
                                                 MONTHS OR       MONTHS TO         THREE         YEARS OR
                                                   LESS           ONE YEAR         YEARS           MORE           TOTAL
                                                 ------------------------------------------------------------------------
                                                                          (dollars in thousands)

Assets
   Interest-bearing deposits in other banks       $  1,759        $      6                                      $  1,765
   Investment securities available for sale
      and FHLB stock                                 5,760           6,459       $   3,991       $  1,500         17,710
   Loans                                            74,145          40,404          19,089         71,326        204,964

Non-earning assets                                                                                 15,562         15,562
                                                 ------------------------------------------------------------------------
         Total assets                             $ 81,664        $ 46,869       $  23,080       $ 88,388       $240,001
                                                 ========================================================================

Liabilities and stockholders' equity
   Interest-bearing deposits:
      Interest-bearing transaction accounts       $  6,286                                       $ 14,666       $ 20,952
      Money market accounts                            434                                          2,669          3,103
      Savings                                          476                                          4,287          4,763
      Certificates of deposits                      25,166        $ 77,807       $  43,424          1,858        148,255
                                                 ------------------------------------------------------------------------
         Total interest-bearing deposits            32,362          77,807          43,424         23,480        177,073

   Other borrowings and debt                         6,398           7,729          10,014         19,139         43,280
   Non-interest bearing deposits                                                                    4,714          4,714
   Non-interest bearing liabilities and
      stockholders' equity                                                                         14,934         14,934
                                                 ========================================================================
Total liabilities and stockholders' equity        $ 38,760        $ 85,536       $  53,438       $ 62,267       $240,001
                                                 ========================================================================
Interest sensitivity gap                          $ 42,904        $(38,667)      $ (30,358)      $ 26,121
                                                 ========================================================================
Cumulative interest sensitivity gap               $ 42,904        $  4,237       $ (26,121)
                                                 ========================================================================
Cumulative gap as a percentage of total assets       17.88%           1.77%         (10.88)%
                                                 ========================================================================

                         INDEPENDENT AUDITOR'S REPORT



Stockholders and Board of Directors
Fidelity Federal Bancorp
Evansville, Indiana


We have audited the consolidated balance sheet of Fidelity Federal Bancorp and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/ GEO. S. OLIVE & CO. LLC
---------------------------
Evansville, Indiana
August 20, 1997

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET


JUNE 30                                                                1997                1996
----------------------------------------------------------------------------------------------------
ASSETS

  Cash and due from banks                                         $   1,746,765       $   1,111,737
  Short-term interest-bearing deposits                                1,759,013           4,101,143
  Federal funds sold                                                                      5,000,000
                                                                  ----------------------------------
      Total cash and cash equivalents                                 3,505,778          10,212,880
  Interest-bearing deposits                                               5,619               5,370
  Investment securities available for sale                           13,789,771          17,458,474
  Loans                                                             204,963,999         217,221,244
  Allowance for loan losses                                          (1,781,391)         (1,058,894)
                                                                  ----------------------------------
      Net loans                                                     203,182,608         216,162,350
  Premises and equipment                                              6,340,535           5,559,322
  Federal Home Loan Bank of Indianapolis stock, at cost               3,919,500           3,919,500
  Interest receivable and other assets                                9,257,545           8,897,813
                                                                  ----------------------------------

      Total assets                                                $ 240,001,356       $ 262,215,709
                                                                  ==================================

LIABILITIES

  Deposits
    Non-interest bearing                                          $   4,713,653       $   5,099,938
    Interest bearing                                                177,072,854         176,602,082
                                                                  ----------------------------------
      Total deposits                                                181,786,507         181,702,020
  Short-term borrowings                                               5,190,946           5,693,189
  FHLB advances and other long-term debt                             38,089,011          57,291,500
  Advances by borrowers for taxes and insurance                         674,287             859,110
  Other liabilities                                                   1,324,717           2,374,915
                                                                  ----------------------------------
      Total liabilities                                             227,065,468         247,920,734
                                                                  ----------------------------------

STOCKHOLDERS' EQUITY
  Preferred stock, no par or stated value
    Authorized and unissued - 5,000,000 shares
  Common stock, $1 stated value
    Authorized - 5,000,000 shares
    Issued and outstanding - 2,487,385 and 2,495,040 shares           2,487,385           2,495,040
  Capital surplus                                                     8,707,840           8,785,148
  Stock warrants                                                        263,600             265,500
  Retained earnings, substantially restricted                         1,507,784           2,888,866
  Net unrealized loss on securities available for sale                  (30,721)           (139,579)
                                                                  ----------------------------------
      Total stockholders' equity                                     12,935,888          14,294,975
                                                                  ----------------------------------

      Total liabilities and stockholders' equity                  $ 240,001,356       $ 262,215,709
                                                                  ==================================

See notes to consolidated financial statements.

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF INCOME


YEAR ENDED JUNE 30                             1997            1996            1995
---------------------------------------------------------------------------------------

Interest Income
  Loans receivable                         $18,691,852     $19,044,730     $14,658,913
  Loans held for sale                                          904,190
  Investment securities
    Taxable                                  1,032,768       1,098,527         856,355
    Tax exempt                                  56,050
  Federal funds sold                            70,358         132,076           1,482
  Interest-bearing deposits                    124,430          64,368          90,204
  Other interest and dividend income           307,075         285,536         186,563
                                           --------------------------------------------
                                            20,282,533      21,529,427      15,793,517
                                           --------------------------------------------

Interest Expense
  Deposits                                  10,000,013      10,549,760       6,425,729
  Short-term borrowings                        358,913         306,421         488,768
  Long-term debt                             3,472,237       4,669,055       3,348,458
                                           --------------------------------------------
                                            13,831,163      15,525,236      10,262,955
                                           --------------------------------------------

Net Interest Income                          6,451,370       6,004,191       5,530,562
  Provision for loan losses                    975,000         455,000         420,000
                                           --------------------------------------------

Net Interest Income After Provision for
  Loan Losses                                5,476,370       5,549,191       5,110,562
                                           --------------------------------------------

Non-Interest Income
  Real estate development and
    management fees                            757,999       4,439,894       4,370,351
  Service charges on deposit accounts          316,009         180,565          99,390
  Gain on sale of
    Investment securities                       42,132
    Real estate loans                          337,766         742,978
    Premises and equipment                       2,676         718,765             360
  Letter of credit fees                        721,966         480,867         189,376
  Mortgage banking fees                        543,345         942,002         350,638
  Agent fees                                   451,585          47,461
  Other income                                 683,049         627,500         367,738
                                           --------------------------------------------
                                             3,856,527       8,180,032       5,377,853
                                           --------------------------------------------

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF INCOME
                                 (CONTINUED)


YEAR ENDED JUNE 30                            1997            1996            1995
---------------------------------------------------------------------------------------

Non-Interest Expense
  Salaries and employee benefits          $  4,318,495    $  4,486,097    $  2,888,470
  Net occupancy expense                        480,877         471,019         425,883
  Equipment expense                            374,344         382,693         286,885
  Data processing fees                         312,231         286,818         210,942
  Deposit insurance expense                    255,419         417,231         237,521
  SAIF assessment                            1,040,000
  Legal and professional fees                  303,073         447,538         471,276
  Write down of affordable housing
    partnership investments                    335,000
  Other expense                              2,054,753       2,116,131       1,391,257
                                          ---------------------------------------------
                                             9,474,192       8,607,527       5,912,234
                                          ---------------------------------------------

Income (Loss) Before Income Tax               (141,295)      5,121,696       4,576,181
Income tax expense (benefit)                  (254,763)      1,886,787       1,515,040
                                          ---------------------------------------------

NET INCOME                                $    113,468    $  3,234,909    $  3,061,141
                                          =============================================

PER SHARE
Primary net income                                $.04           $1.17           $1.23
Fully diluted net income                           .04            1.17            1.16

AVERAGE COMMON AND COMMON
EQUIVALENT SHARES OUTSTANDING                2,655,181       2,776,147       2,634,431


See notes to consolidated financial statements.

                                      29

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                 COMMON STOCK
                                                         ---------------------------        CAPITAL        STOCK
                                                            SHARES          AMOUNT          SURPLUS       WARRANTS
                                                         ----------------------------------------------------------

BALANCES, JULY 1, 1994                                    1,014,765       $1,014,765      $6,450,872      $150,000

Net income for 1995
Cash dividends ($.33 per share)
2.1-for-1 stock split ($2,875 paid in
   lieu of fractional shares)                             1,125,562        1,125,562      (1,128,437)
Stock warrants issued                                                                                      150,000
Exercise of stock options                                    20,648           20,648          54,395
Exercise of stock warrants                                    1,824            1,824          17,780        (1,000)
Net change in unrealized gain (loss)  on securities
   available for sale, net of taxes of $89,291
                                                         ----------------------------------------------------------

BALANCES, JUNE 30, 1995                                   2,162,799        2,162,799       5,394,610       299,000

Net income for 1996
Cash dividends ($.79 per share)
10% stock dividend ($1,000 paid in
   lieu of fractional shares)                               226,747          226,747       2,721,030
Exercise of stock options                                    27,837           27,837          81,311
Exercise of stock warrants                                   77,657           77,657         588,197       (33,500)
Net change in unrealized gain (loss) on securities
   available for sale, net of taxes of $84,023
                                                         ----------------------------------------------------------

BALANCES, JUNE 30, 1996                                   2,495,040        2,495,040       8,785,148       265,500

Net income for 1997
Cash dividends ($.60 per share)
Exercise of stock options                                       407              407           3,512
Exercise of stock warrants                                    4,938            4,938          32,055        (1,900)
Purchase of common stock                                    (13,000)         (13,000)       (112,875)
Net change in unrealized gain (loss) on securities
   available for sale, net of taxes of $42,451
                                                         ----------------------------------------------------------

BALANCES, JUNE 30, 1997                                   2,487,385       $2,487,385      $8,707,840      $263,600
                                                         ==========================================================

                                                                         NET UNREALIZED
                                                                         GAIN (LOSS) ON
                                                           RETAINED        SECURITIES
                                                           EARNINGS    AVAILABLE FOR SALE      TOTAL
                                                         -----------------------------------------------

BALANCES, JULY 1, 1994                                    $2,307,158       $(147,610)      $  9,775,185

Net income for 1995                                        3,061,141                          3,061,141
Cash dividends ($.33 per share)                             (807,862)                          (807,862)
2.1-for-1 stock split ($2,875 paid in
   lieu of fractional shares)                                                                    (2,875)
Stock warrants issued                                                                           150,000
Exercise of stock options                                                                        75,043
Exercise of stock warrants                                                                       18,604
Net change in unrealized gain (loss)  on securities
   available for sale, net of taxes of $89,291                               136,133            136,133
                                                         -----------------------------------------------

BALANCES, JUNE 30, 1995                                    4,560,437         (11,477)        12,405,369

Net income for 1996                                        3,234,909                          3,234,909
Cash dividends ($.79 per share)                           (1,957,703)                        (1,957,703)
10% stock dividend ($1,000 paid in
   lieu of fractional shares)                             (2,948,777)                            (1,000)
Exercise of stock options                                                                       109,148
Exercise of stock warrants                                                                      632,354
Net change in unrealized gain (loss) on securities
   available for sale, net of taxes of $84,023                              (128,102)          (128,102)
                                                         -----------------------------------------------

BALANCES, JUNE 30, 1996                                    2,888,866        (139,579)        14,294,975

Net income for 1997                                          113,468                            113,468
Cash dividends ($.60 per share)                           (1,494,550)                        (1,494,550)
Exercise of stock options                                                                         3,919
Exercise of stock warrants                                                                       35,093
Purchase of common stock                                                                       (125,875)
Net change in unrealized gain (loss) on securities
   available for sale, net of taxes of $42,451                               108,858            108,858
                                                         -----------------------------------------------

BALANCES, JUNE 30, 1997                                   $1,507,784       $ (30,721)      $ 12,935,888
                                                         ===============================================


See notes to consolidated financial statements.

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS


YEAR ENDED JUNE 30                                           1997            1996            1995
------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
  Net income                                             $    113,468    $  3,234,909    $  3,061,141
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities
     Provision for loan losses                                975,000         455,000         420,000
     Investment securities gains                              (42,132)
     Gain on sale of premises and equipment                    (2,676)       (718,765)
     Depreciation                                             424,302         359,056         276,362
     Investment securities amortization
       (accretion), net                                        29,008         (33,395)         48,199
     Amortization of net loan origination fees
       and points                                              (2,988)        (55,796)       (190,579)
     Deferred income tax (benefit)                            313,344         295,941         (57,935)
     Net (increase) decrease in real estate
       loans held for sale                                                  1,923,099      (1,923,099)
     Changes in
       Interest payable and other liabilities              (1,148,511)        396,233          11,354
       Interest receivable and other assets                  (377,882)     (2,495,117)     (3,510,217)
                                                         ---------------------------------------------
     Net cash provided (used) by operating activities         280,933       3,361,165      (1,864,774)
                                                         ---------------------------------------------

INVESTING ACTIVITIES
  Net change in interest-bearing deposits                        (249)           (251)        574,881
  Purchases of investment securities available
    for sale                                               (2,596,920)     (9,776,687)     (4,491,069)
  Proceeds from maturities of investment securities
    available for sale                                      3,806,455       7,542,865       3,729,799
  Proceeds from sale of investment securities
    available for sale                                      2,623,601
  Net changes in loans                                     11,968,144       5,766,465     (99,440,406)
  Purchase of premises and equipment                       (1,232,901)     (2,377,519)     (1,552,525)
  Proceeds from sale of premises and equipment                 22,862       1,000,000           1,664
  Purchase of FHLB of Indianapolis stock                                     (828,400)       (891,600)
  Proceeds from real estate owned sales                        57,736                          49,705
                                                         ---------------------------------------------
    Net cash provided (used) by investing activities       14,648,728       1,326,473    (102,019,551)
                                                         ---------------------------------------------

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (CONTINUED)


YEAR ENDED JUNE 30                                         1997             1996            1995
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Net change in
   Noninterest-bearing, interest-bearing
    demand and savings deposits                       $ (2,054,098)    $ 16,223,138    $ (1,975,491)
   Certificates of deposit                               2,138,585      (15,292,010)     93,707,903
  Net decrease in federal funds purchased                                                (2,050,000)
  Proceeds from other borrowings                         9,115,590       11,490,097      21,577,524
  Repayment of other borrowings                         (9,683,248)     (12,562,016)     (5,908,033)
  Proceeds from FHLB advances                            7,600,000       16,556,000     126,687,000
  Repayment of FHLB advances                           (26,737,074)     (26,495,178)   (118,262,124)
  Net change in advances by borrowers for
   taxes and insurance                                    (184,823)         160,056         301,532
  Purchase of common stock                                (125,875)
  Cash dividends                                        (1,744,832)      (1,729,312)       (625,695)
  Proceeds from exercise of stock options                    3,919          109,148          75,043
  Proceeds from exercise of stock warrants                  35,093          632,354          18,604
  Proceeds from issuance of stock warrants                                                  150,000
                                                      ----------------------------------------------
   Net cash provided (used) by financing
      activities                                       (21,636,763)     (10,907,723)    113,696,263
                                                      ----------------------------------------------

CHANGE IN CASH AND CASH EQUIVALENTS                     (6,707,102)      (6,220,085)      9,811,938

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            10,212,880       16,432,965       6,621,027
                                                      ----------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                $  3,505,778     $ 10,212,880    $ 16,432,965
                                                      ==============================================

ADDITIONAL CASH FLOWS AND SUPPLEMENTARY
   INFORMATION
  Income tax paid, net of refunds                     $    710,000     $  1,937,735    $  2,227,750
  Interest paid                                         13,845,906       15,722,698       9,552,816
  Other real estate transfers                               39,586           58,757
  Debt underwriting fees offset against
   debt proceeds                                                                            262,500


See notes to consolidated financial statements.

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Fidelity Federal Bancorp (Company) and its wholly-owned subsidiaries conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

The Company is a registered savings and loan holding company. The Company's savings bank subsidiary, United Fidelity Bank, fsb (Savings Bank) generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in southern Indiana. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. The Savings Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. Three of the Savings Bank's wholly-owned subsidiaries, Village Management Corporation, Village Community Development Corporation and Village Housing Corporation (collectively, the Affordable Housing Group), are in the business of owning, developing, building, renting and managing affordable housing projects. The Savings Bank's other wholly-owned subsidiaries are Village Capital Corporation (formerly Fidelity Federal Capital Corporation), which primarily receives consulting fees for packaging various multi-family deals to be financed and completed, and Village Insurance Corporation, which offers an array of insurance products. The Company recently closed its Indianapolis, Indiana offices, which housed Village Community Development Corporation, Village Housing Corporation and Village Capital Corporation, and moved the offices to the Company's headquarters in Evansville, Indiana. Village Community Development Corporation has reduced its level of business activities, including the development of real estate.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany transactions and accounts.

INVESTMENT SECURITIES AVAILABLE FOR SALE are carried at fair value. Realized gains and losses on sales are determined using the specific-identification method and are included in other income as net security gains (losses). Unrealized gains and losses are reported separately in stockholders' equity, net of tax. Premiums and discounts on all securities available for sale are amortized using a method approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments for mortgage-backed securities.

REAL ESTATE LOANS HELD FOR SALE are carried at the lower of aggregate cost or market value. Net unrealized losses are recognized through a valuation allowance by charges to income.

LOANS are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.
Certain loan fees and related direct costs are being deferred and amortized over the lives of the loans as an adjustment of yield on the loans.

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses based on management's continuing review and evaluation of the portfolios and its judg-

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ment as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans outstanding and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of June 30, 1997, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

FEE INCOME on real estate development and management in the consolidated statement of income is attributable to activities of the Affordable Housing Group. The fees are recognized when earned under the applicable agreements and when collectibility is assured. Fee income related to insurance services is recognized when earned and collected.

NET INCOME PER SHARE, primary and fully diluted, have been computed based on the weighted average common and common equivalent shares outstanding during each year. All share data included in the notes to consolidated financial statements has been adjusted for stock dividends and stock splits.

MORTGAGE SERVICING RIGHTS on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which includes purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.


RESTRICTION ON CASH AND DUE FROM BANKS

The Savings Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at June 30, 1997 was $415,000.

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Table Dollar Amounts in Thousands)

-------------------------------------------------------------------------------------
INVESTMENT SECURITIES AVAILABLE FOR SALE
                                                        GROSS      GROSS
                                          AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                            COST        GAINS      LOSSES     VALUE
                                         --------------------------------------------
INVESTMENT SECURITIES AT JUNE 30, 1997
U. S. Treasury                            $ 1,003                  $  (3)    $ 1,000
Federal agencies                            3,000                    (56)      2,944
Mortgage-backed securities                  8,853        $25         (90)      8,788
Municipals                                  1,014         44                   1,058
                                         --------------------------------------------
                                          $13,870        $69       $(149)    $13,790
                                         ============================================

INVESTMENT SECURITIES AT JUNE 30, 1996
U. S. Treasury                            $   503        $ 1                 $   504
Federal agencies                            4,500                  $(135)      4,365
Mortgage-backed securities                 12,686         35        (132)     12,589
                                         --------------------------------------------
                                          $17,689        $36       $(267)    $17,458
                                         ============================================











                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Table Dollar Amounts in Thousands)

The amortized cost and fair value of investment securities available for sale at June 30, 1997, by contractual maturity, are shown below:

------------------------------------------------------------------
                                         AMORTIZED    FAIR
MATURITY DISTRIBUTION AT JUNE 30, 1997     COST       VALUE
------------------------------------------------------------------

Within one year                           $ 1,003   $ 1,000
One to five years                           3,000     2,991
Five to ten years                           1,014     1,011
                                          ------------------
                                            5,017     5,002
Mortgage-backed securities                  8,853     8,788
                                          ------------------

                                          $13,870   $13,790
                                          ==================
------------------------------------------------------------------

Proceeds from sales of investment securities available for sale during 1997 were approximately $2,624,000. Gross gains of approximately $43,000 and gross losses of $1,000 were realized on those sales. There were no sales of investment securities available for sale during 1996 or 1995.

The mortgage-backed securities have various contractual maturities. The actual maturities of mortgage-backed securities will differ from contractual maturities because issuers may have the right to call or prepay the obligations, with or without call or prepayment penalties.

-----------------------------------------------------------------------------
LOANS AND ALLOWANCES


JUNE 30                                                  1997         1996
---------------------------------------------------------------------------
Real estate mortgage loans
First mortgage loans
   Conventional                                       $ 94,293     $106,344
   Construction                                         32,577       36,938
   Commercial                                           26,668       18,267
   Multi-family                                          9,602       15,420
   First mortgage real estate loans purchased            3,184        7,612
Commercial loans - other than secured by real estate    12,522        9,393
Consumer and home equity loans                          26,118       23,247
                                                      ---------------------

                                                      $204,964     $217,221
                                                      =====================


                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Table Dollar Amounts in Thousands)

Included in multi-family loans are loans made to affordable housing developments totaling $4,607,000 and $9,782,000 at June 30, 1997 and 1996.
An additional $1,183,000 and $7,476,000 in loans to affordable housing developments is included in construction loans at June 30, 1997 and 1996.

----------------------------------------------------------------
YEAR ENDED JUNE 30               1997    1996    1995
----------------------------------------------------------------
Allowance for loan losses
Balances, beginning of year     $1,059  $  713   $356
Provision for loan losses          975     455    420
Loans charged off                 (267)   (140)   (82)
Recoveries on loans                 14      31     19
                                ---------------------
Balances, end of year           $1,781  $1,059   $713
                                =====================
----------------------------------------------------------------

The Company has not had any impaired loans during the years ended June 30, 1997 or 1996.

The Company and subsidiaries have entered into transactions with certain executive officers, limited partnerships in which the Company is an investor and their affiliates or associates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties was as follows:


----------------------------------------------------------------
Balances, July 1, 1996                 $8,757

New loans, including renewals              37
Payments, etc., including renewals     (6,573)
                                       ------
Balances, June 30, 1997                $2,221
                                       ======
----------------------------------------------------------------

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage loans serviced for others totaled $64,517,000 and $58,854,000 at June 30, 1997 and 1996.


                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Table Dollar Amounts in Thousands)

In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 122, Accounting for Mortgage Servicing Rights. This statement requires the capitalization of retained mortgage servicing rights on originated or purchased loans by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values. SFAS No. 122 was superseded during 1996 by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 125 (as did
SFAS No. 122) requires the assessment of impairment of capitalized mortgage servicing rights and requires that impairment be recognized through a valuation allowance based on the fair value of those rights. The aggregate fair value of capitalized mortgage servicing rights at June 30, 1997 approximated $800,000. Comparable market prices were used to estimate fair value.


----------------------------------------------------------------
                                    1997    1996
                                    -------------
Mortgage servicing rights
Balances, beginning of year         $543
Servicing rights capitalized         250     $575
Amortization of servicing rights     (72)     (32)
                                    -------------

Balances, end of year               $721     $543
                                    =============




PREMISES AND EQUIPMENT

JUNE 30                            1997    1996
----------------------------------------------------------------

Land                              $1,766  $1,741
Building and land improvements     5,244   4,648
Furniture, fixtures and equipment  2,058   1,818
                                  --------------
   Total cost                      9,068   8,207
Accumulated depreciation          (2,727) (2,648)
                                  --------------

Net                               $6,341  $5,559
                                  ==============



                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Table Dollar Amounts in Thousands)

OTHER ASSETS

Included in other assets at June 30, 1997 and 1996 are investments of $4,021,000 and $3,478,000 in limited partnerships which are organized to build, own and operate apartment complexes. The investments at June 30, 1997 include: the Company's 1% equity in 16 limited partnerships as general partner ($1,884,000), a 47.99% equity in one partnership in which the Company is a 1% general partner and a 46.99% limited partner ($683,000), a 40% equity in one limited partnership in which the Company is a 1% general partner and a 39% limited partner ($655,000), a 9.985% equity in one limited partnership
($362,000), a 9.99% equity in one limited partnership ($238,000), and a 99% equity in two limited partnerships in which the Company is a limited partner
($199,000). The Company records income on the equity method in the income and losses of the limited partnerships, which resulted in a $132,000 and $73,000 loss during 1997 and 1996 compared to none in 1995. In addition to recording its equity in the losses of these projects, the Company has recorded the benefit of low-income housing tax credits of $341,000, $273,000 and $72,000 for the years ended June 30, 1997, 1996 and 1995. Combined condensed financial statements for the limited partnerships as of June 30, 1997 and 1996 and for the years ended June 30, 1997, 1996 and 1995 are as follows:

---------------------------------------------------------------------
JUNE 30                                         1997    1996
---------------------------------------------------------------------

Combined condensed balance sheet (unaudited)
Assets
   Cash                                       $   727  $   635
   Construction in process                               7,298
   Land and property                           56,357   49,238
   Other assets                                 1,271      903
                                              ----------------

      Total assets                            $58,355  $58,074
                                              ================

Liabilities
   Notes payable                              $38,214  $39,890
   Other liabilities                            2,348    1,537
                                              ----------------
      Total liabilities                        40,562   41,427
   Partners' equity                            17,793   16,647
                                              ----------------

      Total liabilities and partners' equity  $58,355  $58,074
                                              ================


YEAR ENDED JUNE 30                             1997     1996    1995
----------------------------------------------------------------------

Condensed statement of operations (unaudited)
   Total revenue                             $ 3,181  $ 3,501  $  712
   Total expenses                              4,253    5,261   1,265
                                             -------------------------
      Net loss                               $(1,072) $(1,760) $ (553)
                                             =========================

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (Table Dollar Amounts in Thousands)

Approximately $9,087,000 and $18,258,000 of the notes payable are due to the Company at June 30, 1997 and 1996. Included in land and property are development fees earned during the years ended June 30, 1997 and 1996 of approximately $758,000 and $4,440,000 and loan fees of approximately $29,000 and $31,000.

During the year ended June 30, 1997, the Company wrote down its investment in limited partnerships by $335,000, based on current cash flows and actual performance compared to proforma performance estimates.

Included in other assets is interest receivable as follows:


---------------------------------------------------------------------
JUNE 30                                       1997    1996
---------------------------------------------------------------------
Interest receivable on loans                 $1,340  $1,297
Interest receivable on investments and other    178     189
                                             --------------

      Total interest receivable              $1,518  $1,486
                                             ==============


DEPOSITS

JUNE 30                                          1997       1996
---------------------------------------------------------------------

Non-interest bearing transaction accounts     $  4,714   $  5,100
Interest-bearing transaction accounts           20,952     19,987
Money market deposit accounts                    3,103      5,364
Savings accounts                                 4,763      5,134
Certificates of $100,000 or more                53,081     45,926
Other certificates and time deposits            95,174    100,191
                                              -------------------
      Total                                   $181,787   $181,702
                                              ===================

Certificates maturing in years ending June 30:

1998                                          $102,972
1999                                            34,485
2000                                             8,939
2001                                             1,169
2002                                               674
Thereafter                                          16
                                              --------
                                              $148,255
                                              ========

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

SHORT-TERM BORROWINGS

JUNE 30                                  1997    1996
---------------------------------------------------------------------

Treasury tax and loan note option       $  105  $  129
Guaranteed investment contracts          5,086   5,564
                                        --------------
      Total short-term borrowings       $5,191  $5,693
                                        ==============

FHLB ADVANCES AND OTHER LONG-TERM DEBT


JUNE 30                                                                    1997      1996
------------------------------------------------------------------------------------------
Note payable, 7.70%, adjusted annually, payable $16,443 per month, including interest, due April 1, 2009, secured by specific multi-family
 mortgages                                                               $ 2,234   $ 2,266
Note payable, 7.75% adjusted annually, payable $7,272 per month, including interest, due September 14, 2010, secured by specific
 multi-family mortgages                                                    1,006     1,015
Note payable, 7.75% adjusted annually, payable $11,119 per month, including interest, due September 22, 2010, secured by specific
 multi-family mortgages                                                    1,542     1,552
Junior subordinated notes, 9.125%, interest paid semi-annually, due
 April 30, 2001, unsecured                                                 1,476     1,485
Junior subordinated notes, 9.25%, interest paid semi-annually, due
 January 31, 2002, unsecured                                               1,494     1,500
Senior subordinated notes, 10.00%, interest paid semi-annually, due
 June 1, 2005, unsecured                                                   7,000     7,000
Federal Home Loan Bank advances, due at various dates through
 2002 (weighted average rates of 6.48% and 6.38% at June 30,
 1997 and 1996)                                                           23,337    42,474
                                                                         -----------------
 Totals                                                                  $38,089   $57,292
                                                                         =================

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

The terms of a security agreement with the FHLB require the Savings Bank to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to the first mortgage loans pledged, the Company had $4,000,000 in eligible investment securities pledged at June 30, 1997. Some of the advances are subject to restrictions or penalties in the event of prepayment.

The scheduled principal reduction of borrowings at June 30, 1997, is approximately as follows: 1998, $8,605,000; 1999, $5,347,000; 2000,
$4,044,000; 2001, $2,161,000; 2002, $2,317,000 and 2003 and later,
$15,615,000.

-----------------------------------------------------------------------


INCOME TAX

YEAR ENDED JUNE 30                               1997    1996    1995
-----------------------------------------------------------------------

Income tax expense (benefit)
Currently payable
   Federal                                      $(515)  $1,175  $1,214
   State                                          (53)     416     359
Deferred
   Federal                                        240      244     (47)
   State                                           73       52     (11)
                                                ----------------------

      Total income tax expense (benefit)        $(255)  $1,887  $1,515
                                                ======================

Reconciliation of federal statutory to actual
    tax expense (benefit)
Federal statutory income tax at 34%             $ (48)  $1,741  $1,556
State income tax, net of federal benefit           13      309     230
Tax-exempt interest                               (19)
Affordable housing tax credits and other         (221)    (177)   (276)
Other, net                                         20       14       5
                                                ----------------------

      Actual tax expense (benefit)              $(255)  $1,887  $1,515
                                                ======================

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

A cumulative deferred tax asset (liability) of $(158,000) and $197,000 is included in the balance sheet at June 30, 1997 and 1996. The components are as follows:

-----------------------------------------------------------------------------

JUNE 30                                                        1997     1996
-----------------------------------------------------------------------------

Differences in accounting for certain accrued liabilities    $    17   $  21
Differences in accounting for other real estate                  (16)    (13)
Differences in depreciation methods                              (31)    (23)
Differences in accounting for loan losses                        792     341
Differences in accounting for loan fee income                    110      87
Differences in accounting for loan sales                          (5)     (7)
Differences in accounting for mortgage servicing rights         (285)
Differences in basis of FHLB stock                               (66)    (66)
Unrealized gain/loss on available-for-sale securities             49      91
Basis differential on certain partnership interests             (767)   (263)
Other                                                             44      29
                                                             ---------------

Deferred tax asset (liability)                               $  (158)   $197
                                                             ===============

Assets                                                       $ 1,012    $569
Liabilities                                                   (1,170)   (372)
                                                             ---------------

Deferred tax asset (liability)                               $  (158)   $197
                                                             ===============
-----------------------------------------------------------------------------

Retained earnings include approximately $1,870,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $635,000.


REGULATORY CAPITAL

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

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

At June 30, 1997, the management of the Company believes that the Savings Bank meets all capital adequacy requirements to which it is subject. The most recent notification from its regulatory agency categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization. However, as a result of increased credit risk, management believes that the Savings Bank's capital ratios need to be improved.

The actual and required capital amounts of the Savings Bank are as follows:
-----------------------------------------------------------------------------

                                                                     1997
                                                ------------------------------------------------
                                                                 REQUIRED FOR      TO BE WELL
                                                    ACTUAL     ADEQUATE CAPITAL*  CAPITALIZED*
                                                ------------------------------------------------
JUNE 30                                         AMOUNT  RATIO   AMOUNT  RATIO     AMOUNT  RATIO
------------------------------------------------------------------------------------------------
Total capital* (to risk-weighted assets)        $22,826 10.74%  $17,004  8.00%   $21,255  10.00%
Tier I capital* (to risk-weighted assets)        16,245  7.64     8,502  4.00     12,753   6.00
Tier I capital* (to adjusted total assets)       16,245  6.93     9,381  4.00     11,726   5.00


* As defined by regulatory agencies
-----------------------------------------------------------------------------

The Savings Bank's tangible capital at June 30, 1997 was $16,245,000, which amount was 6.93% of tangible assets and exceeded the required ratio of 1.5%.


RESTRICTION ON DIVIDENDS

The Company's principal source of income and funds is dividends from the Savings Bank and is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, the Office of Thrift Supervision
(OTS) regulations set restrictions on the amount of dividends the Savings Bank may pay. At June 30, 1997, total stockholder's equity of the Savings Bank was $16,245,000, of which $5,433,000 was available for the payment of dividends without prior approval by the OTS.

OTS regulations provide that a savings association which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100% of net income to date over the calendar year and 50% surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. A savings association meeting current minimum capital requirements but not fully phased-in standards, may, with 30 days prior notice but without prior approval, distribute up to 75% of net income if it meets the risk based requirement on January 1, 1993. A savings association failing to meet current capital standards, or at the discretion of its regulators, may only pay dividends with supervisory approval.

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCKHOLDERS' EQUITY

Stockholders' equity has been adjusted to record the 2.1-for-1 stock split declared on March 20, 1995 and paid on April 14, 1995 and the 10% stock dividend declared on April 24, 1996 and distributed on May 27, 1996. All share data has been adjusted to reflect the stock dividends.

In connection with the Company's first debt and equity rights offering completed April 30, 1994, the Company reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant, carry an exercise price of $6.22 per share and expire on April 30, 2004. At June 30, 1997, a total of 53,184 of the shares originally reserved had been issued and 362,316 remained reserved and unissued.

In connection with the Company's second debt and equity offering completed on January 31, 1995, the Company reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carry an exercise price of $8.93 per share and expire on January 31, 2005. At June 30, 1997, a total of 39,732 of the shares originally reserved had been issued and 306,768 remained reserved and unissued.

The Board, at its August meeting, approved a tender offer with respect to those warrants. In connection with the offer, the Company will attempt to induce the exercise of the warrants at exercise prices of $3.70 and $4.04 per share, respectively.


COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for on-balance sheet instruments. At June 30, 1997 and 1996, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $30,363,000 and $17,599,000.

The Company has issued standby letters of credit on affordable housing developments in which one of the Company's subsidiaries is involved. The letters of credit secure tax exempt bond issues of limited partnerships in which one of the Company's subsidiaries owns a 1% general partner interest. The amount outstanding on the letters of credit at June 30, 1997 and 1996 was $19,432,000 and $16,572,000.

The Company has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with the Company. The letters of credit secure tax-exempt bond issues of limited partnerships. The amount outstanding on the letters of credit at June 30, 1997 and 1996 was $34,985,000 and $20,136,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commercial properties, or other assets of the borrower.

The Company, in its role as general partner on various affordable housing developments through its subsidiaries, is committed to advance amounts in certain circumstances to limited partnerships. These commitments potentially include short-term loans to the limited partners or an increase in the general partner's equity investment in limited cases.

The Company also has standby letters of credit to guarantee the performance of a customer to a third party. The amount outstanding on the letter of credit at June 30, 1997 and 1996 was $916,000 and $785,000.


BENEFIT PLANS

The Company is a participant in the Financial Institutions Retirement Fund
(FIRF). This defined-benefit plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1996, the date of the latest actuarial valuation. The Company incurred pension expense of $64,000 for the current year, compared to no pension expense in 1996 or 1995. Due to the Internal Revenue Service's full funding limit, contributions to the plan have not been required since June 1987 until fiscal 1997. The plan provides pension benefits for substantially all of the Company's employees.

The Company has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 25% up to 6% of the participant's salary. The Company's expense for the plan was $28,000, $27,000 and $17,000 for 1997, 1996 and 1995.

STOCK OPTION PLANS

Under the Company's stock option plans, which are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants stock option awards which vest and become exercisable at various dates.

On July 1, 1996, the Company adopted SFAS No. 123 and elected to continue to apply the provisions of APB Opinion No. 25 and provide the proforma disclosures required by SFAS No. 123. The Company did not grant any options during the year ended June 30, 1997, therefore no proforma disclosures are required.

The following is a summary of the status of the Company's stock option plans and changes in the plans as of and for the years ended June 30, 1997, 1996 and 1995:

INCENTIVE STOCK OPTION PLAN

The Company has an incentive stock option plan in which 29,643 common shares have been reserved for issuance under the plan at June 30, 1997. The option exercise price will not be less than the fair market value of the common stock on the date of the grant of the option. The date the options were first exercisable was determined by the Board of Directors, and the terms of the stock options will not exceed ten years from the date of grant. No options shall be granted after November 17, 1997. Upon such date, the Plan shall expire except as to outstanding options which will remain in effect until they have been exercised, terminated, or expired. At June 30, 1997, there were 29,643 options available for grant. A total of 12,760 shares under option outstanding at June 30, 1996 were canceled in 1997. A summary of the stock options activity for the incentive stock option plan is as follows:

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30                                  1996    1995
---------------------------------------------------------------------
Shares under option
Outstanding at beginning of year        36,451  67,871
Granted during the year                  6,930   6,930
Exercised during the year               30,621  32,528
Canceled options                                 5,822
Outstanding at end of year              12,760  36,451
Exercisable at end of year               8,602  36,451

Weighted option price per share
Exercisable                             $10.33   $4.35
Exercised                                 3.92    2.31
Granted                                  14.32    8.45

---------------------------------------------------------------------

DIRECTORS' PLAN

In August 1993, the Board of Directors of the Company adopted a non-qualified stock option plan (Directors' Plan) which provides for the grant of non-qualified stock options to individuals who are directors of the Company, or any of its subsidiaries. The Directors' Plan provides for the grant of non-qualified stock options to acquire shares of common stock of the Company for the price of not less than $2 above the average of the high and low bid quotations, as reported by NASDAQ, for the common stock of the Company for the five trading days immediately preceding the date the option is granted. A total of 233,779 shares have been reserved for issuance under the Directors' Plan.

On May 18, 1994, options for 39,916 shares each were granted to two directors. On February 15, 1995, options for 6,930 shares were granted to an additional director. All options are exercisable immediately. At June 30, 1997, there were 147,017 options available for grant. A summary of the stock options activity for the Directors' Plan is as follows:


---------------------------------------------------------------------

JUNE 30                                   1997    1996    1995
---------------------------------------------------------------------

Shares under option
 Outstanding at beginning of year        86,762  86,762  79,832
 Granted during the year                                  6,930
 Outstanding at end of year              86,762  86,762  86,762
 Exercisable at end of year              86,762  86,762  86,762

Weighted option price per share
 Exercisable                              $6.50   $6.50   $6.50
 Granted                                                   9.74

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1995 KEY EMPLOYEES' STOCK OPTION PLAN

The Board of Directors of the Company adopted and approved the 1995 Key Employees' Stock Option Plan (1995 Plan) on March 15, 1995, subject to stockholder approval, which occurred on October 18, 1995. At that time, 80,850 shares were granted retroactively to March 15, 1995. The 1995 Plan provides for the granting of either incentive stock options (ISOs) pursuant to
Section 422A of the Internal Revenue Code of 1986, as amended (Code), or stock options which do not qualify as incentive stock options (NSOs), or any combination thereof. Options may be granted to key employees and officers of the Company and its subsidiaries.

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

On March 15, 1995, options for 80,850 common shares were granted to three key employees. All options were 20% vested on the date of the grant, with an additional 20% vesting on January 1 for each additional year. At June 30, 1997, there were 155,650 options available for grant. A summary of the stock options activity for the 1995 Plan is as follows:

---------------------------------------------------------------------
JUNE 30                              1997    1996
---------------------------------------------------------------------

Shares under option
 Outstanding at beginning of year   80,850  80,850
 Granted during the year
 Exercised during the year             407
 Outstanding at end of year         80,443  80,850
 Exercisable at end of year         48,183  32,340

Weighted option price per share
 Exercisable                        $10.52  $10.51
 Exercised                            9.63
 Granted
---------------------------------------------------------------------


FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS - The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING DEPOSITS - The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES - Fair values are based on quoted market prices.

LOANS - For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

INTEREST RECEIVABLE/PAYABLE - The fair values of interest receivable/payable approximate carrying values.

FHLB STOCK - The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the FHLB of Indianapolis are executed at par.

DEPOSITS - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

SHORT-TERM BORROWINGS - The fair value of these borrowings is estimated using rates currently available to the Company for debt with similar terms and remaining maturities. These instruments adjust on a periodic basis and the carrying amount represents the fair value.

FHLB ADVANCES AND OTHER LONG-TERM DEBT - The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt. Long-term debt consists of adjustable instruments tied to a variable market interest rate.

OFF-BALANCE-SHEET COMMITMENTS - Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:

------------------------------------------------------------------------------------
                                                      1997                1996
                                              CARRYING    FAIR    Carrying    Fair
JUNE 30                                        AMOUNT     VALUE    Amount     Value
------------------------------------------------------------------------------------
Assets
 Cash and cash equivalents                    $  3,506  $  3,506  $ 10,213  $ 10,213
 Interest-bearing deposits                           6         6         5         5
 Investment securities available for sale       13,790    13,790    17,458    17,458
 Loans, net                                    203,183   201,600   216,162   216,720
 Interest receivable                             1,518     1,518     1,486     1,486
 FHLB stock                                      3,920     3,920     3,920     3,920

Liabilities
 Deposits                                      181,787   181,864   181,702   182,043
 Short-term borrowings                           5,191     5,191     5,693     5,693
 Long-term debt                                 38,089    37,995    57,292    57,621
 Interest payable                                  735       735       749       749


                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial informa-tion as to financial position, results of operations and cash flows of the Company:

----------------------------------------------------------------------------
                           CONDENSED BALANCE SHEET

JUNE 30                                                   1997    1996
----------------------------------------------------------------------------

Assets
  Cash on deposit                                       $    92  $   160
  Bank certificates of deposit                                6        5
  Investment in subsidiaries                             16,308   17,992
  Loans, net                                              5,208    5,341
  Subordinated debentures and other loan
    receivables from subsidiaries                         5,813    5,933
  Other assets                                            1,153      699
                                                        ----------------

      Total assets                                      $28,580  $30,130
                                                        ================

Liabilities
  Long-term debt                                        $15,247  $15,317
  Other liabilities                                         397      518
                                                        ----------------
      Total liabilities                                  15,644   15,835
                                                        ----------------

Stockholders' Equity
  Common stock                                            2,487    2,495
  Capital surplus                                         8,708    8,785
  Stock warrants                                            264      266
  Retained earnings, substantially restricted             1,508    2,889
  Net unrealized loss on securities available for sale      (31)    (140)
                                                        ----------------
      Total stockholders' equity                         12,936   14,295
                                                        ----------------

      Total liabilities and stockholders' equity        $28,580  $30,130
                                                        ================

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

                        CONDENSED STATEMENT OF INCOME

YEAR ENDED JUNE 30                                   1997     1996      1995
-----------------------------------------------------------------------------
Income
  Dividends from subsidiaries                      $2,500   $2,200   $   742
  Interest income                                   1,092      978       442
  Other income                                        148      234       189
                                                   -------------------------
      Total income                                  3,740    3,412     1,373
                                                   -------------------------

Expense
  Interest expense                                  1,397    1,364       527
  Provision for loan losses                            75
  Other expenses                                      619      611       336
                                                   -------------------------
      Total expense                                 2,091    1,975       863
                                                   -------------------------

Income Before Income Tax and Equity in
  Undistributed (Distribution in excess)
  Income of Subsidiaries                            1,649    1,437       510

Income Tax Benefit                                   (337)    (302)      (92)
                                                   -------------------------

Income Before Equity in Undistributed
  (Distribution in excess) Income of Subsidiaries   1,986    1,739       602

Equity in Undistributed Income of Subsidiaries     (1,873)   1,496     2,459
                                                   -------------------------

Net Income                                         $  113   $3,235    $3,061
                                                   =========================

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

                      CONDENSED STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30                                      1997     1996      1995
--------------------------------------------------------------------------------
Operating Activities
 Net income                                           $   113   $3,235   $ 3,061
 Adjustments to reconcile net income to net cash
   provided by operating activities
 Depreciation and amortization                             37        4        34
 Undistributed net income of subsidiaries               1,873   (1,496)   (2,459)
 (Increase) decrease in other assets                     (491)     392      (618)
 (Increase) decrease in other liabilities                 128     (183)      172
                                                      --------------------------
   Net cash provided by operating activities            1,660    1,952       190
                                                      --------------------------

Investing Activities
 Decrease in interest-bearing deposits
   in other banks                                           1                  5
 Capital contributions to subsidiaries                    (80)            (4,485)
 Advance on note to subsidiary                                  (1,058)   (4,875)
 Principal payments received on notes from subsidiaries   120
 Net (increase) decrease in loans                         133   (1,309)   (1,455)
                                                      --------------------------
   Net cash provided (used) by investing activities       174   (2,367)  (10,810)
                                                      --------------------------

Financing Activities
 Payment of long-term debt                                (70)               (28)
 Proceeds from issuance of long-term debt                        1,270     9,847
 Proceeds from exercise of stock options                    4      109        75
 Proceeds from exercise of stock warrants                  35      632        19
 Payment of cash dividends                             (1,745)  (1,729)     (626)
 Purchase of common stock                                (126)
 Proceeds from issuance of stock warrants                                    150
                                                      --------------------------
   Net cash provided (used) by financing activities    (1,902)     282     9,437
                                                      --------------------------

Change in Cash and Cash Equivalents                       (68)    (133)   (1,183)

Cash and Cash Equivalents, Beginning of Year              160      293     1,476
                                                      --------------------------

Cash and Cash Equivalents, End of Year                $    92   $  160   $   293
                                                      ==========================


                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (TABLE DOLLAR AMOUNTS IN THOUSANDS)

BUSINESS SEGMENT INFORMATION

The Company operates principally in two industries, banking and real estate development and management. Through the Savings Bank, the Company offers traditional banking products, such as checking, savings and certificates of deposit, as well as mortgage, commercial and consumer loans. Through the Affordable Housing Group, the Company is involved in various aspects of developing, building, renting and managing affordable housing units.

Operating profit is total revenue less operating expenses. In computing operating profit, income taxes have been deducted.

Identified assets are principally those used in each segment. Real estate development and management activities conducted by the Company are not asset intensive.

Presented below is condensed financial information relating to the Company's business segments:


-----------------------------------------------------------------------

JUNE 30                                     1997       1996      1995
-----------------------------------------------------------------------
Revenue
 Banking                                  $ 22,958   $ 25,190  $ 16,788
 Real estate development and management      1,181      4,519     4,383
                                          -----------------------------

                                          $ 24,139   $ 29,709  $ 21,171
                                          =============================
Operating Profit
 Banking                                  $    682   $  1,416  $  1,032
 Real estate development and management       (569)     1,819     2,029
                                          -----------------------------

                                          $    113   $  3,235  $  3,061
                                          =============================
Identifiable Assets
 Banking                                  $228,181   $250,466  $261,121
 Real estate development and management     11,820     11,750     8,317
                                          -----------------------------

                                          $240,001   $262,216  $269,438
                                          =============================
Depreciation and Amortization
 Banking                                  $    354   $    282  $    232
 Real estate development and management         70         77        44
                                          -----------------------------

                                          $    424   $    359  $    276
                                          =============================
Capital Expenditures
 Banking                                  $  1,106   $  1,569  $  1,118
 Real estate development and management        127        809       435
                                          -----------------------------

                                          $  1,233   $  2,378  $  1,553
                                          =============================

-----------------------------------------------------------------------

                            CORPORATE INFORMATION

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES


TOLL-FREE SHAREHOLDER
INQUIRIES:  1-800-280-8280
If you have inquiries or questions regarding your Fidelity Federal Bancorp Shareholder account, call shareholder relations at 1-800-280-8280 or
(812) 469-2100 ext.  16.

STOCK TRANSFERS, DIVIDEND PAYMENTS
DIVIDEND REINVESTMENT

Fidelity Federal Bancorp
Attn:  Shareholder Relations
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584

Fidelity Federal Bancorp offers its Common shareholders a no-cost way in which to reinvest cash dividends. For additional information about this plan, contact us at the above address or phone number.

FINANCIAL INFORMATION

If you are seeking financial information, contact:
Donald R. Neel, Executive Vice President,
CFO, and Treasurer
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584
(812) 469-2100 ext. 14


All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc. should be directed to:
Shareholder Relations
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584
(812) 469-2100 ext. 16

INTERNET

Information on Fidelity Federal Bancorp is available on the Internet at: http://WWW.UFB-FFED.COM

COMMON STOCK INFORMATION
NASDAQ National Market System
Ticker Symbol:  FFED

MARKET MAKERS
Wedbush Morgan Securities, Inc.
Natcity Investments, Inc.
McDonald and Company Securities, Inc.
Howe Barnes Investments, Inc.
Herzog, Heine, Geduld, Inc.

DIVIDEND CALENDAR
Dividends on common shares, if approved by the Board of Directors, are anticipated as follows:

RECORD DATES      PAYMENT DATES
September, 1997   October, 1997
December, 1997    January, 1998
March, 1998       April, 1998
June, 1998        July, 1998

PRODUCTS AND SERVICES
For specific information on products and services offered by the Company's banking subsidiary, United Fidelity Bank, fsb, call 1-800-280-8280 or (812) 424-0921. For specific information on any of the Village Housing affordable housing developments, contact Village Management Corporation
(812) 469-2100, ext.  20

CORPORATE HEADQUARTERS
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584
1-800-280-8280
(812) 469-2100

ANNUAL MEETING

Wednesday, October 15, 1997
10:00 am (CDT)
United Fidelity Bank, fsb, Downtown Office
18 NW Fourth Street, 2nd floor
Evansville, Indiana

                            CORPORATE INFORMATION

                           Fidelity Federal Bancorp
                           Unitary savings and loan
                               holding company
                           ------------------------
                                      |
        -----------------------------------
        |                                 |
Village Securities Corp.      United Fidelity Bank, fsb.
Discount brokerage            Federal savings bank -
Equities and debt             full service operations
                              ---------------------------
                                          |
Village Capital Corp.                     |
Multifamily real estate  -----------------|
finance subsidiary                        |
                                          |
Village Comm. Dev. Corp.                  |
Multifamily real estate  -----------------|
development subsidiary                    |
                                          |
Village Management Corp.                  |
Multifamily real estate  -----------------|
property management                       |
                                          |
Village Housing Corp.                     |
General partner in       -----------------|
Sec. 42 partnerships                      |
                                          |
Village Insurance Corp.                   |
Accident/Health and      -----------------|
Life Insurance


BOARD OF DIRECTORS
CURT J. ANGERMEIER
Attorney
Director, United Fidelity Bank, fsb
Director, Village Securities Corporation

WILLIAM R. BAUGH
Chairman Emeritus, Fidelity Federal Bancorp
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

BRUCE A. CORDINGLEY
Chairman, Fidelity Federal Bancorp
Chairman and Director, United Fidelity Bank, fsb
Chairman, Village Capital Corporation
Director and Officer, The Village Companies
President, Pedcor Investments
Director, Flagship Bank, fsb  (San Diego, CA)
Director, International City Bank, N.A. (Long Beach, CA)

JACK CUNNINGHAM
President, Chief Executive Officer, and Director, United Fidelity Bank, fsb Vice-Chairman and Secretary, Fidelity Federal Bancorp
Director and Officer, The Village Companies
Port of Evansville Wharfmaster

M. BRIAN DAVIS
President and Chief Executive Officer, Fidelity Federal Bancorp
Vice Chairman and Director, United Fidelity Bank, fsb
President and Chief Executive Officer, Village Capital Corporation Director and Officer, The Village Companies
President, Southern Investment Corporation
Director, Evansville Brewing Company

ROBERT F. DOERTER
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

BARRY A. SCHNAKENBURG
President, U.S. Industries Group, Inc.
President, Barry Inc.
Director, United Fidelity Bank, fsb
Director, Village Capital Corporation
Director and Officer, Village Insurance Corporation

OFFICERS
BRUCE A. CORDINGLEY
Chairman of the Board

JACK CUNNINGHAM
Vice-Chairman of the Board and Secretary

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Executive Vice President,
Chief Financial Officer and Treasurer

MARK A. ISAAC
Vice President, Controller

WILLIAM M. MCCUTCHAN
Vice President, Loan Review

DEBORAH H. GORMAN
Assistant Vice President, Human Resources

SHANON L. DELONG
Internal Auditor

ANTHONY W. FREELS
Shareholder Relations Officer

                            CORPORATE INFORMATION

                           FIDELITY FEDERAL BANCORP

UNITED FIDELITY BANK, FSB OFFICERS
BRUCE A. CORDINGLEY
Chairman of the Board

M. BRIAN DAVIS
Vice Chairman of the Board

JACK CUNNINGHAM
President, Chief Executive Officer and Secretary

DONALD R. NEEL, CPA
Executive Vice President,
Chief Operating Officer and Treasurer

TERRY G. JOHNSTON
Executive Vice President, Mortgage Banking

MICHAEL S. SUTTON, CPA
Executive Vice President, Commercial Banking

KIRBY W. KING
Senior Vice President, Retail Banking

ROGER C. BAUGH
Vice President, Special Services

MARK A. ISAAC
Vice President, Controller

JAMIE R. HAGAN
Assistant Vice President, Marketing

DALE HOLT
Assistant Vice President, Consumer Loans

JANET L. JACKSON
Assistant Vice President, Loan Servicing

TONY L. KRAMPE
Assistant Vice President, Mortgage Banking

BARBARA A. LUCKETT
Assistant Vice President, Branch Manager

DEBORAH S. REICH
Assistant Vice President, Branch Manager

CHRISTOPHER A. VITON
Assistant Vice President, Consumer Loans

STEVEN L. WALKER
Assistant Vice President, Commercial Banking

BEVERLY A. WINTERNHEIMER
Assistant Vice President, Branch Manager

VILLAGE CAPITAL
CORPORATION OFFICERS
BRUCE A. CORDINGLEY
Chairman of the Board

JACK CUNNINGHAM
Vice Chairman of the Board

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Executive Vice President and Treasurer

BRADLEY E. PARKER
Senior Vice President

STACI D. KRANTZ
Assistant Vice President

MARK A. ISAAC
Secretary

VILLAGE SECURITIES
CORPORATION OFFICERS
BRUCE A. CORDINGLEY
Chairman of the Board

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Senior Vice President and Treasurer

DARREN R. FLENER
Vice President

MARK A. ISAAC
Secretary

VILLAGE INSURANCE
CORPORATION OFFICERS
M. BRIAN DAVIS
Chairman of the Board,
President and Chief Executive Officer

BARRY A. SCHNAKENBURG
Executive Vice President

ROGER C. BAUGH
Vice President

DONALD R. NEEL, CPA
Treasurer

MARK A. ISAAC
Secretary

VILLAGE HOUSING
CORPORATION OFFICERS
BRUCE A. CORDINGLEY
Chairman of the Board

JACK CUNNINGHAM
Vice Chairman of the Board
and Executive Vice President

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Senior Vice President and Treasurer

BRADLEY E. PARKER
Senior Vice President

TIMOTHY J. WAGNER
Vice President and Controller

MARK A. ISAAC
Secretary

VILLAGE MANAGEMENT
CORPORATION OFFICERS
M. BRIAN DAVIS
Chairman,
President and Chief Executive Officer

JACK CUNNINGHAM
Vice Chairman of the Board

CHRISTINE M. MARSHALL
Executive Vice President

MORGAN B. FULTON
Senior Vice President,  Area Manager

BRADLEY E. PARKER
Senior Vice President

DONALD J. FUCHS, ESQ
Vice President (Village Title Co.)

JULIE NONTE
Vice President,  Area Manager

HELEN L. DYE
Assistant Vice President, Collections

JOHN A. STEWART
Assistant Vice President, Compliance

DONALD R. NEEL, CPA
Treasurer

MARK A. ISAAC
Secretary

VILLAGE COMMUNITY DEVELOPMENT CORPORATION OFFICERS
BRUCE A. CORDINGLEY
Chairman of the Board

M. BRIAN DAVIS
President and Chief Executive Officer

JACK CUNNINGHAM
Executive Vice President

DONALD R. NEEL, CPA
Senior Vice President and Treasurer

BRADLEY E. PARKER
Senior Vice President

STACI D. KRANTZ
Assistant Vice President

MARK A. ISAAC
Secretary

                                      56