Form 10-K405, Exhibit 13
period 1998-06-30
FIDELITY FEDERAL BANCORP
filed 1998-10-13
CIK 910492

Exhibit 13

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                               1998 ANNUAL REPORT
                                    CONTENTS

                                                                            PAGE
--------------------------------------------------------------------------------

Financial Highlights                                                           2

Letter to Stockholders                                                         3

Market Summary                                                                 4

Selected Statistical Information                                               5

Management's Report                                                            6

Management's Discussion and Analysis                                        7-26

Independent Auditor's Report                                                  27

Consolidated Statement of Financial Condition                                 28

Consolidated Statement of Income                                           29-30

Consolidated Statement of Changes in Stockholders' Equity                     31

Consolidated Statement of Cash Flows                                       32-33

Notes to Consolidated Financial Statements                                 34-57

Corporate Information                                                      58-62

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                              FINANCIAL HIGHLIGHTS
            (Dollars in Thousands, Except Share and Per Share Data)

                                                                              1998            1997             CHANGE
----------------------------------------------------------------------------------------------------------------------
PER SHARE
   Basic net income (loss)                                                 $    (2.30)     $      .05         (4,700)%
   Diluted net income (loss)                                                    (2.30)            .04         (5,850)
   Cash dividends declared                                                        .35             .60            (42)
   Book value at year end                                                        2.40            5.20            (54)
   Market price (bid) at year end                                                6.50            8.75            (26)

FOR THE YEAR
   Net interest income                                                     $    5,606      $    6,451            (13)%
   Provision for loan losses                                                    4,543             975            366
   Non-interest income                                                          3,025           3,856            (22)
   Non-interest expense                                                        16,076           9,474             70
   Net income (loss)                                                           (6,794)            113         (6,112)

AT YEAR END
   Total assets                                                            $  197,046      $  240,819            (18)%
   Total loans                                                                159,732         204,964            (22)
   Total deposits                                                             148,939         181,787            (18)
   Total stockholders' equity                                                   7,515          12,936            (42)

AVERAGES
   Total assets                                                            $  217,726      $  254,130            (14)%
   Total earning assets                                                       201,233         238,438            (16)
   Total loans                                                                180,530         213,793            (16)
   Total deposits                                                             163,422         183,706            (11)
   Total stockholders' equity                                                  13,406          13,596             (1)

PROFITABILITY RATIOS
   Return on average assets                                                     (3.12)%           .04%
   Return on average stockholders' equity                                      (50.68)            .83
   Net interest margin                                                           2.79            2.72

LOAN QUALITY RATIOS
   Net charge offs to average loans                                              1.81%            .12%
   Allowance for loan losses to loans at end of period                           1.91             .87
   Classified loans and letters of credit to total
     loans and letters of credit                                                 2.70             .11
   Specific reserves for letters of credit to total
     letters of credit                                                          12.21

SAVINGS BANK CAPITAL RATIOS
   Tangible equity to assets at end of period                                    6.31%           6.93%
   Risk-based capital ratios
     Tier I capital                                                              6.78            7.64
     Total capital                                                              10.79           10.74

OTHER DATA
   Weighted average shares outstanding                                      2,956,157       2,655,181
   Number of full-time equivalent employees at year end                           122             103
   Number of banking offices                                                        4               4


                             LETTER TO STOCKHOLDERS

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES


In 1914, Fidelity Savings & Loan first opened its doors to the Evansville community. Many changes have occurred in and to the institution since then, including the formation of Fidelity Federal Bancorp. Fidelity Federal Bancorp has undergone significant changes that will better position itself for the challenges that lie ahead in the next millennium.

As you are aware, fiscal 1998 was not a good year for the Company. Because of an increased provision for loan loss reserves, primarily for loans generated out of the now closed Indianapolis office made during the 1993 - 1996 period, the Company posted a $2.30 loss per share in fiscal 1998.

Although we are not happy with the fiscal 1998 results, we think it's worth noting that without these extraordinary charges, the Company would have recorded approximately $1.4 million in after tax profits, or $.48 per share. Also, even after calculating the effects of the BIF/SAIF assessment last year, the Company is continuing to operate more profitably from its traditional banking operations than the previous year.

The Board of Directors approved a strategic change in direction this year by ceasing the further development and funding of its Section 42 housing activities. The Company has come "full circle" by returning to its base business, that being a single family, consumer and commercial lender. Village Capital Corporation, a bank subsidiary, will continue to broker loans to other lenders.

The Company's primary asset, United Fidelity Bank, continues to exceed regulatory "Well Capitalized" levels.

Management is seeking the refinancing of a large portion of loans for which additional reserves have been made. If it is successful, there will be a potential positive loan loss reserve reversal, although management cannot guarantee if or when its efforts will be successful or realized.

A final thought worth mentioning is that, unlike most financial institutions, management owns in excess of 58 percent of the Company, along with approximately 17 percent of institutional ownership. As significant shareholders, when the Company falls short of its goals, management truly "feels the pain." We are economically motivated and committed to returning the Company to profitability. As always, we appreciate your continued support.

Cordially,



/s/ M. BRIAN DAVIS                     /s/ JACK CUNNINGHAM
--------------------                   ---------------------
M. Brian Davis                         Jack Cunningham
President / C.E.O.                     Chairman

         MARKET SUMMARY


                            FIDELITY FEDERAL BANCORP

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


 Fiscal Year             Common Stock             Fiscal Year            Common Stock
    Ended                 Bid Prices                 Ended                Bid Prices
June 30, 1998            High     Low            June 30, 1997           High     Low

First Quarter         $     9    $ 8-1/4         First Quarter        $11-1/4    $10-1/4
Second Quarter         10-3/8      8-3/4         Second Quarter        10-1/2      8-3/4
Third Quarter          10-3/8      8-3/4         Third Quarter          9-3/8      8-1/4
Fourth Quarter          9-3/8     6-1/16         Fourth Quarter         8-3/4      7-1/2


The Company declared dividends of $0.35 per share during fiscal 1998 compared to $0.60 per share for fiscal 1997 and $0.79 per share in fiscal 1996. The Company's principal source of income and funds is dividends from the savings bank subsidiary which has dividend restrictions, unlike the Company which is not subject to any regulatory restriction on future dividends. The Company's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account the Company's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. The Savings Bank has determined to not pay any dividends in the immediate future. This decision was based upon discussions with the Office of Thrift Supervision ("OTS"), the primary federal regulator for the Savings Bank, following an examination of the Savings Bank by the OTS. In these discussions, the OTS indicated that the Savings Bank should refrain from paying dividends due to the risk perceived by the OTS in the Savings Bank's loan portfolio. The Savings Bank is uncertain when it will pay dividends in the future and the amount of such dividends, if any. It is also possible that the OTS will take action to officially prohibit the payment of dividends by the Savings Bank. The Company anticipates that it will not pay any dividends until such time as it receives dividends from the Savings Bank.

Stock Ownership
---------------

The following figures are used as an example of a stockholder who purchased 100 shares of Fidelity Federal Bancorp stock at June 30, 1993. The following data has not been restated for the stock dividends or split.

                                                         Closing
                                                         Market
                                          Total        Price (Bid)
                                          Shares         At Year        Market
Date           Stock Changes              Owned            End           Value
-------------------------------------------------------------------------------
06/30/93                                   100           $ 8.00       $  800.00
06/30/94       20% stock dividend          120           $12.50       $1,500.00
06/30/95       2.1 for 1 stock split       252           $12.00       $3,024.00
06/30/96       10% stock dividend          277           $11.25       $3,116.00
06/30/97                                   277           $ 8.75       $2,423.75
06/30/98                                   277           $ 6.50       $1,800.50


In addition, this stockholder would have received $585.65 in cash dividends during the period shown.

The approximate number of holders of outstanding Common Stock based upon holders of record, as of September 17, 1998 is 503.

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        SELECTED STATISTICAL INFORMATION
            (Dollars in Thousands, Except Share and Per Share Data)

                                                       1998           1997          1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA AS OF JUNE 30
   Total assets                                     $  197,046     $  240,819    $  262,216     $  269,438     $  152,188
   Interest-bearing deposits                             6,266          1,765         4,107          6,549          6,254
   Investment securities available for sale              9,854         13,790        17,459         15,404         14,465
   Loans, net                                          156,683        203,183       216,162        222,387        123,176
   Deposits                                            148,939        181,787       181,702        180,771         89,038
   Short-term borrowings                                 2,531          5,191         5,693          9,297          1,835
   Long-term debt                                       29,488         38,089        57,292         64,699         49,854
   Stockholders' equity                                  7,515         12,936        14,295         12,405          9,775

SELECTED OPERATIONS DATA FOR YEAR ENDED JUNE 30
   Interest income                                  $   17,192     $   20,282    $   21,529     $   15,794     $    8,710
   Interest expense                                     11,586         13,831        15,525         10,263          5,171
                                                  --------------------------------------------------------------------------
   Net interest income                                   5,606          6,451         6,004          5,531          3,539
   Provision for loan losses                             4,543            975           455            420            150
                                                  --------------------------------------------------------------------------
   Net interest income after provision
     for loan losses                                     1,063          5,476         5,549          5,111          3,389
   Non-interest income                                   3,025          3,856         8,180          5,377          2,457
   Non-interest expense                                 16,076          9,474         8,608          5,912          3,220
                                                  --------------------------------------------------------------------------
   Income (loss) before income tax                     (11,988)          (142)        5,121          4,576          2,626
   Income tax                                           (5,194)          (255)        1,886          1,515          1,044
                                                  --------------------------------------------------------------------------

   Net income (loss)                                $   (6,794)    $      113    $    3,235     $    3,061     $    1,582
                                                  ==========================================================================

SELECTED FINANCIAL RATIOS
   Return on average assets                              (3.12)%          .04%         1.18%          1.54%          1.30%
   Return on stockholders' equity                       (50.68)           .83         23.75          27.52          17.20
   Net interest margin                                    2.79           2.72          2.29           2.87           3.02
   Net interest spread                                    2.62           2.57          2.11           2.59           2.67
   Tangible equity to assets at year end                  6.31           6.93          7.08           6.02           6.43
   Allowance for loan losses to loans                     1.91            .87           .49            .32            .29
   Allowance for loan losses to non-performing
     loans                                              532.11         624.91        275.06         122.09          37.79
   Dividend payout ratio                                   N/A       1,500.00         67.52          28.45          17.91

PER SHARE DATA
   Diluted net income (loss)                        $    (2.30)    $      .04    $     1.17     $     1.22     $      .67
   Basic net income (loss)                               (2.30)          (.05)         1.32           1.30            .68
   Cash dividends declared                                 .35            .60           .79            .33            .12
   Book value at year end                                 2.40           5.20          5.73           5.21           4.17
   Closing market price (bid) at year end                 6.50           8.75         11.25          10.88           5.41
   Number of average common and common equivalent
     shares outstanding                              2,956,157      2,655,181     2,776,147      2,498,892      2,369,161


                MANAGEMENT'S REPORT

                ________________________________________________________________


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



/s/ M. BRIAN DAVIS                         /s/ DONALD R. NEEL
-------------------------------------      -------------------------------------
M. BRIAN DAVIS                             DONALD R. NEEL
President and Chief Executive Officer      Executive Vice President,
                                           Chief Financial Officer and Treasurer

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


GENERAL

Fidelity Federal Bancorp (the "Company"), incorporated in 1993 under the laws of the State of Indiana, is a registered savings and loan holding company with its principal office in Evansville, Indiana. The Company's savings bank subsidiary, United Fidelity Bank, fsb (the "Savings Bank"), was organized in 1914 and is a federally-chartered stock savings bank located in Evansville, Indiana. The Company, through its savings bank subsidiary, is engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer, commercial, and mortgage loans, and in investment and money market securities. The Company has engaged in the business of owning, developing, building, renting and managing affordable housing projects through its wholly-owned subsidiaries, Village Management Corporation, Village Community Development Corporation and Village Housing Corporation (collectively, the "Affordable Housing Group"). The Affordable Housing Group has structured and participated in multifamily housing developments which have been granted tax credits pursuant to Section 42 of the Internal Revenue Code of 1986, as amended (the "Code") and tax-exempt bond financed developments. Village Housing Corporation, as general partner to the limited partnerships which own the developments, receives a percentage interest in the profits, losses and tax credits during the life of the project and receives a percentage of the annual cash flow and residual (sale or refinancing) proceeds during operation and at disposition or refinancing of the developments, respectively. Village Community Development Corporation, as contractor and developer, received construction and development fees as the project is completed. As the development progressed, development fee income was earned contractually on each project. However, these fees are not recognized as fee income until the limited partner's equity investment has been received or the syndication firm providing the equity has given a firm commitment to provide the funds. As part of Village Management's duties as project manager, it monitors compliance with the requirements of the Code to prevent recapture of all or a portion of the tax credits or forfeiture of the tax-exempt status of the bonds which would occur if certain tenant eligibility and rent restriction requirements were violated. Village Management Corporation, as manager of the completed project, receives a fee based on a percentage of rental payments received from the project's tenants. The Company has been engaged in affordable housing activities since September, 1992, through the Savings Bank, and since April, 1994, through Village Capital Corporation ("VCC"). Since June 30, 1994, VCC has earned fees by providing real estate mortgage banking services to unaffiliated borrowers.

In 1992, the Board of Directors developed and began implementation of a new business plan for the Savings Bank to improve the financial performance of the organization. The key elements of this business plan included: (i) the formation of a holding company to provide financial flexibility and to develop and engage in non-banking business; (ii) the formation of an affordable housing group to engage in real estate development, management and financing of affordable housing projects; and (iii) the growth of assets through the origination and acquisition of loans. After the implementation of the business plan, the holding company as well as the affordable housing group, consisting of three non-bank subsidiaries of the Savings Bank, was formed. In 1995 and 1996, revenue generated from affordable housing activities increased dramatically and significant asset growth was achieved, also resulting in higher revenues. To conserve capital the Company slowed its growth rate in fiscal 1996 and positioned the Company to reduce debt, increase core deposits, sell loans, and use the proceeds to fund new loan production. During 1996, the Company encountered increasing competition in the affordable housing group area. As a result the Company reevaluated its business plan in fiscal 1997 and closed its Indianapolis, Indiana real estate development office. In 1998, the Company's Affordable Housing Group discontinued the development of real estate but continued to actively manage existing Company affordable housing projects. As a result of this, fee income from real estate development and real estate investment banking fees carried by Village Community Development Corporation and Village Capital Corporation have declined. Village Housing Corporation and Village Management Corporation continue to be fully operational at the Company's headquarters in Evansville.

The Company's results for fiscal 1997 were significantly impacted during the first quarter by the FDIC insurance funding bill signed by President Clinton in September, 1996, which required thrifts to pay a one-time assessment of approximately $0.66 per $100 of deposits. As a result, the Company recorded a charge of $1.04 million in September, 1996. The legislation's provisions included a reduction of the ongoing insurance premiums thrifts pay from $0.23 -
0.31 per $100 of deposits to approximately $0.06 per $100, as well as the ultimate merger of the funds by the year 2000. In anticipation of this and as a result of continued consolidation and standardization of the bank and thrift industries, the Company, in an ongoing effort to more closely resemble a commercial banking operation, increased its allowance for loan losses in 1997.

Also in 1997, the Company initiated a cost reduction program that called for the Company to work towards achieving optimum efficiency within its banking and real estate management, development, and financing units by eliminating duplicative and less profitable activities through departmental reorganization, reconsolidation, position attrition and `right-sizing' of operations within all the subsidiaries.

The Company's results in 1998 included an increase in the provision for loan losses of $3.6 million, a letter of credit valuation provision of $6.8 million, and an additional write-down of its investments in affordable housing projects of $1.5 million. The majority of these charges relate to the Company's involvement in its Internal Revenue Code Section 42 tax-credit real estate development program and were recorded during the third quarter in conjunction with an examination by the Company's primary regulator, the Office of Thrift Supervision ("OTS"), of the Company and the Bank. The methodology used by the OTS to compute the allowance for loan losses and to establish reserves for letters of credit in connection with its affordable housing projects was different than the methodology previously used by the Company to compute these estimates. The methodology used by the OTS was accepted by management and resulted in additions to the provisions for loan loss and non-interest expense, including the letter of credit valuation reserve.

While the Company has not participated in the development of any new projects that it manages, the performance of a majority of the projects that the Company is managing is below that which was originally projected when the projects were formed. This has resulted in lower than expected cash flows, which are needed to support debt repayment. Cash flows of the projects have been affected by a number of items, including lower than expected occupancy and/or rent levels, higher than expected expenses and, in certain situations, additional construction costs or delays which resulted in longer start up periods for the projects. The areas in which many of the projects are located have also seen increased competition in the affordable housing industry, which has affected the project's ability to perform at the levels originally projected. Each of the projects are beyond the start-up or construction phase and have been in operation for a sufficient period of time to enable management to conclude that additional provisions and reserves are required. The Company's current plans are to not originate, participate or invest in any new or additional Section 42 projects. The Company believes that the properties cash flows will not improve significantly unless a change in the property's financing or debt structure occurs. It is currently pursuing a plan to refinance its Section 42 projects which, if successful, could result in the reversal of a portion of the additional charges taken during 1998. The availability of such refinancing depends upon numerous factors, including, among other things, interest rates, third-party appraisals and the occupancy levels in the Section 42 projects. The June 30, 1998 audited financial statements include condensed financial information about each of the Company's business segments.

The following table details average balances, interest income/expense and average rates/yield for the Company's earning assets and interest bearing liabilities for the years ended June 30, 1998, 1997 and 1996:

                                      AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS
                                      (In Thousands on Fully Taxable Equivalent Basis)

                                         1998                            1997                            1996
                           -------------------------------------------------------------------------------------------------
                             AVERAGE              AVERAGE    Average              Average    Average              Average
YEAR ENDED JUNE 30          BALANCES   INTEREST    RATES    Balances   Interest    Rates    Balances   Interest    Rates
----------------------------------------------------------------------------------------------------------------------------
ASSETS
   Federal funds sold and
     other short-term
     money market
     investments            $  5,533   $    330     5.96%   $  3,594   $    194     5.40%   $  3,768    $   196     5.20%
   Investment securities
     available for sale
   Taxable                    10,806        650     6.01      16,168      1,033     6.39      16,528      1,099     6.65
   Tax exempt (1)                444         36     8.33         963         85     8.83
   Loans held for sale                                                                        11,140        877     7.87
   Federal Home Loan Bank      3,920        316     8.06       3,920        307     7.83       3,614        286     7.91
     Stock
   Loans (2) (3)
   Commercial loans           11,683      1,124     9.62      11,695      1,154     9.87       9,720      1,022    10.51
   Multi-family loans         25,573      2,672    10.45      22,768      2,374    10.43      28,804      3,049    10.59
   Real estate mortgages     114,335      9,213     8.06     155,527     12,919     8.31     155,300     12,011     7.73
   Consumer loans             28,939      2,863     9.89      23,803      2,245     9.43      33,050      2,990     9.05
                            -------------------             -------------------             -------------------
   Total loans               180,530     15,872     8.75     213,793     18,692     8.74     226,874     19,072     8.41
                            -------------------             -------------------             -------------------
   Total earning assets      201,233     17,204     8.55     238,438     20,311     8.52     261,924     21,530     8.22
                                       --------                        --------                         -------
   Allowance for loan
     losses                   (2,538)                         (1,664)                           (833)
   Cash and due from banks     3,018                           2,386                           2,012
   Premises and equipment      6,214                           6,145                           4,345
   Other assets                9,799                           8,825                           7,389
                            --------                        --------                        --------

       Total assets         $217,726                        $254,130                        $274,837
                            ========                        ========                        ========

LIABILITIES
   Interest-bearing
     deposits
     Interest-bearing
       checking             $ 22,211   $    942     4.24%   $ 20,585   $    868     4.22%   $ 10,092    $   398     3.94%
     Money market accounts     3,027         82     2.71       3,890        106     2.72       6,066        180     2.97
     Savings accounts          4,813        136     2.83       4,793        139     2.90       5,346        155     2.90
     Certificates of
       deposit               128,142      7,625     5.95     148,754      8,887     5.97     158,703      9,817     6.19
                            -------------------             -------------------             -------------------
       Total interest-
         bearing deposits    158,193      8,785     5.55     178,022     10,000     5.62     180,207     10,550     5.85
   Federal funds purchased       116          7     6.03       1,810        102     5.64       2,301        136     5.91
   Other borrowings           17,673      1,523     8.62      19,664      1,616     8.22      17,523      1,397     7.97
   Federal Home Loan Bank
     advances                 19,253      1,271     6.60      33,136      2,113     6.38      54,116      3,443     6.36
                            -------------------             -------------------             -------------------
       Total interest-
         bearing
         liabilities         195,235     11,586     5.93     232,632     13,831     5.95     254,147     15,526     6.11
                                       --------                        --------                         -------
   Non-interest bearing
     demand deposits           5,229                           5,684                           3,898
   Advances by borrowers
     for taxes and
     insurance                   596                             798                             930
   Other liabilities           3,260                           1,420                           2,244
                            --------                        --------                        --------
     Total liabilities       204,320                         240,534                         261,219

STOCKHOLDERS' EQUITY          13,406                          13,596                          13,618
                            --------                        --------                        --------

   Total liabilities and
     stockholders' equity   $217,726                        $254,130                        $274,837
                            ========                       =========                        ========

   Net interest
     income/margin                     $  5,618     2.79%              $  6,480     2.72%               $ 6,004     2.29%
                                       ========                        ========                         =======
   Interest rate spread (4)                         2.62%                           2.57%                           2.11%
   Average interest-earning
     assets to average
     interest-bearing
     liabilities                                  103.07%                         102.50%                         103.06%


(1) Tax-exempt securities have been adjusted to a fully tax equipment basis using a marginal tax rate of 34%.
(2)  Nonaccrual loans have been included in the average balances.
(3)  Loan income includes interest and fees on loans.
(4) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.


RESULTS OF OPERATIONS

NET INTEREST INCOME
Net interest income, the Company's largest component of income, represents the difference between interest and fees earned on loans, investments and other interest-earning assets, and interest paid on interest-bearing liabilities. It also measures how effectively management has balanced and allocated the Company's interest rate-sensitive assets and liabilities. Net interest income decreased to $5.6 million or 13.1% in 1998 from $6.5 million in 1997. Net interest income increased by 7.4% in 1997 compared to $6.0 million in 1996.

The reduction in net interest income in 1998 was primarily due to a decrease in average earning assets of $37.2 million, which was partially offset by a decrease in average interest-bearing liabilities of $37.4 million. Interest income for the year ended June 30, 1998 was $17.2 million compared to $20.3 million for the year ended June 30, 1997, a decrease of $3.1 million or about 17.4%. Interest expense for the year ended June 30, 1998 was $11.6 million compared to $13.8 million for the year ended June 30, 1997, a decrease of $2.2 million or 16.2%. The reduction in average earning assets was attributable to a significant number of multifamily and commercial loan payoffs, as well as the payoff and sale of several conventional real estate mortgage loans. The average balance of agent-acquired certificates of deposit, which had an average rate of 6.26% in 1998, was reduced from $70.3 million in 1997 to $42.4 million in 1998 as the Company reduced the balance of this higher-cost source of funds.

The net interest margin improved in 1998 to 2.79% from 2.72% in 1997. The average rate of interest earning assets and average rate paid on interest bearing liabilities of 8.55 and 5.93% were consistent with the rates in 1997 of
8.52 and 5.95%. The increase in the margin was affected positively by the maturing of the agent-acquired certificates and an increase in the balance and average rate of consumer loans. The increase was affected negatively by a decrease in higher yielding multifamily construction and commercial real estate loans.

During 1996, the Company positioned itself during the latter part of fiscal 1996 by selling over $57.0 million of fixed-rate mortgage loans. This provided the Company with the flexibility of allowing agent-acquired funds to mature or rollover at the prevailing rate, thus creating a favorable impact on the margin. The net interest margin increased from 2.29% at June 30, 1996 to 2.72% at June 30, 1997. The Company has been innovative in offering selected retail products to enhance the core deposit base. Increased loan yields positively impacted the margin as well. The average yield on interest earning assets increased 30 basis points to 8.52% at June 30, 1997 from 8.22% at June 30, 1996. The average yield on interest bearing liabilities decreased 16 basis points to 5.95% at June 30, 1997. The loan portfolio accounted for the majority of the increased yield on earning assets. New NOW account certificates of deposit, and the reduction of agent-acquired deposits were the primary reasons for the decreased yield on interest bearing liabilities. Interest income for the year ended June 30, 1997, was $20.3 million compared to $21.5 million for the year ended June 30, 1996, a decrease of $1.2 million or 5.9%. The Company took the opportunity to replace the sold loans with higher yielding commercial, commercial real estate, and multi-family loans which had a favorable impact on the margin. Interest expense for the year ended June 30, 1997 decreased $1.7 million or 10.9%. Approximately $1.3 million of the decrease for fiscal 1997 is related to a reduction in Federal Home Loan Bank advances. Deposit expense decreased $550,000 due to reductions in brokered deposits, but was offset by growth in retail deposits, which also favorably impacted the margin, due to brokered deposits usually bearing a higher rate of interest than retail deposits.

QUARTERLY RESULTS OF OPERATIONS
The Company's non-interest income is largely dependent upon the completion of large individual loan transactions or the earning of fee income for affordable housing transactions. Notwithstanding the aforementioned loan and letter of credit reserves set aside in 1998, the Company's earnings may have experienced some variability from quarter to quarter due to the uncertainty of the timing of such transactions.

                                                         SEPTEMBER 30      DECEMBER 31        MARCH 31           JUNE 30
----------------------------------------------------------------------------------------------------------------------------
                                                                                    (In Thousands)
1998
   Interest income                                         $ 4,887           $ 4,453          $ 3,993           $ 3,859
   Interest expense                                          3,285             3,057            2,700             2,544
                                                     -----------------------------------------------------------------------
     Net interest income                                     1,602             1,396            1,293             1,315
   Provision for loan losses                                   135                90            4,298                20
   Non-interest income                                         850               974              590               611
   Non-interest expense                                      1,649             1,697           11,070             1,660
                                                     -----------------------------------------------------------------------
   Income (loss) before income tax                             668               583          (13,485)              246
   Income tax expense (benefit)                                159               175           (5,363)             (165)
                                                     -----------------------------------------------------------------------

   Net income (loss)                                       $   509           $   408          $(8,122)          $   411
                                                     =======================================================================

   Net income (loss) per share
     Diluted net income (loss)                             $   .19           $   .13          $ (2.60)          $   .13
     Basic net income (loss)                                   .19               .13            (2.60)              .13
     Cash dividends                                            .10               .10              .10               .05

1997
   Interest income                                         $ 5,152           $ 5,137          $ 4,935           $ 5,058
   Interest expense                                          3,574             3,510            3,400             3,347
                                                     -----------------------------------------------------------------------
     Net interest income                                     1,578             1,627            1,535             1,711
   Provision for loan losses                                   850                 5               60                60
   Non-interest income                                         608             1,237            1,209               803
   Non-interest expense                                      3,283             2,155            1,963             2,074
                                                     -----------------------------------------------------------------------
   Income (loss) before income tax                          (1,947)              704              721               380
   Income tax expense (benefit)                               (702)              189              192                66
                                                     -----------------------------------------------------------------------

   Net income (loss)                                       $(1,245)          $   515          $   529           $   314
                                                     =======================================================================

   Net income (loss) per share
     Basic net income (loss)                               $  (.46)          $   .21          $   .21           $   .13
     Diluted net income (loss)                                (.46)              .19              .20               .12
     Cash dividends                                            .20               .20              .10               .10


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

                                                     1998 COMPARED TO 1997                   1997 Compared to 1996
                                                   INCREASE (DECREASE) DUE TO             Increase (Decrease) Due To
                                            --------------------------------------------------------------------------------
                                                 VOLUME          RATE         NET        Volume         Rate         Net
----------------------------------------------------------------------------------------------------------------------------
                                                                            (In Thousands)
Interest income on average earning assets
   Loans                                        $(2,908)        $  88      $(2,820)     $(1,100)       $ 720      $  (380)
   Investment securities                           (388)          (44)        (432)         (24)          43           19
   Loans held for sale                                                                     (877)                     (877)
   Federal Home Loan Bank stock                                     9            9           24           (3)          21
Federal funds sold and other short-term
   money market investments                         105            31          136           (9)           7           (2)
                                            --------------------------------------------------------------------------------
       Total interest income                     (3,191)           84       (3,107)      (1,986)         767       (1,219)
                                            --------------------------------------------------------------------------------

Interest expense on average
interest-bearing liabilities
   NOW accounts                                      69             5           74          414           56          470
   Money market deposit accounts                    (24)                       (24)         (65)          (9)         (74)
   Passbook savings accounts                          1            (4)          (3)         (16)                      (16)
   Certificates of deposit                       (1,231)          (31)      (1,262)        (615)        (315)        (930)
   Federal funds purchased                          (95)                       (95)         (29)          (5)         (34)
   Other borrowings                                (164)           71          (93)         171           48          219
   Federal Home Loan Bank advances                 (885)           43         (842)      (1,335)           5       (1,330)
                                            --------------------------------------------------------------------------------
       Total interest expense on
         interest-bearing liabilities            (2,329)           84       (2,245)      (1,475)        (220)      (1,695)
                                            --------------------------------------------------------------------------------

Changes in net interest income                  $  (862)        $   0      $  (862)     $  (511)       $ 987      $   476
                                            ================================================================================

PROVISION FOR LOAN LOSSES
The Company makes provisions for possible loan losses in amounts estimated to be sufficient to maintain the allowance for loan losses at a level considered necessary by management to absorb possible losses in the loan portfolios. The provision for loan losses was $4.5 million for the year ended June 30, 1998, compared to $975,000 for June 30, 1997, and $455,000 for June 30, 1996. The
ratio of the allowance for loan losses to non-performing loans was 532% at June 30, 1998, 625% for June 30, 1997 and 275% at June 30, 1996.

The increase in the provision for loan losses in 1998 is due primarily to increased allowances for losses on loans made to affordable housing projects. During the fourth quarter of fiscal 1998, the OTS performed an examination of the Bank and the Company. The methodology used by the OTS to compute the allowance for loan losses and to establish reserves for letters of credit in connection with the Section 42 projects was different than the one previously used by the Company to compute these estimates.

The methodology which was used by the OTS and accepted by management considered only recent cash flows and then used those cash flows to determine the level of debt service, given certain assumptions, the individual affordable housing projects could support. This information was then used to determine whether charge-offs of the loans, equity investments or general partner loans were required and to compute specific reserves for the remainder of those assets, as well as for the related letters of credit.

NON-INTEREST INCOME
Non-interest income decreased by $831,000 or 21.6% for the year ended June 30, 1998, compared to a decrease of $4.3 million or 52.8% for the year ended June 30, 1997. The following table summarizes non-interest income for the three years ending June 30:

                                                                                      CHANGE FROM PRIOR YEAR
                                                                                        INCREASE (DECREASE)
                                                                        ----------------------------------------------------
                                                 AMOUNT                            1998                     1997
                                 -------------------------------------------------------------------------------------------
                                      1998          1997         1996       AMOUNT      PERCENT       Amount      Percent
----------------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
Fee income from real estate
   development and management        $  191        $  337       $4,440      $(146)      (43.3)%      $(4,103)     (92.4)%
Service charges on deposit
   accounts                             436           316          180        120        38.0            136       74.6
Gain on sale of
   Real estate loans                    186           338          743       (152)      (45.0)          (405)     (54.5)
   Premises and equipment                               3          719         (3)     (100.0)          (716)     (99.6)
   Investment securities                 79            42                      37        88.1             42      100.0
Letter of credit fees                   657           722          481        (65)       (9.0)           241       50.1
Real estate investment
   banking fees                         139           963          942       (824)      (85.6)            21        2.2
Agent fee income                        650           452           47        198        43.8            405      861.7
Other                                   687           683          628          4          .6             55        8.9
                                 -------------------------------------------------------------------------------------------

     Total non-interest income       $3,025        $3,856       $8,180      $(831)      (21.6)%      $(4,324)     (52.8)%
                                 ===========================================================================================

The Company's level of activity in Section 42 real estate development has continued to decrease as competition in the industry has continued to increase and the number of multifamily transactions the Company has participated in has declined. As a result, fee income from real estate development and management decreased to $191,000 in 1998 from $337,000 in 1997 and $4.4 million in 1996.
The decrease is primarily in the area of development fees, as the Company has continued to earn management fees for properties that it is currently managing. Real estate investment banking fees, which are earned when the Company provides financing for real estate development projects, decreased to $139,000 in 1998 as compared to $963,000 in 1997 and $942,000 in 1996.

Letter of credit fees were $657,000 in 1998 as compared to $722,000 in 1997 and $481,000 in 1996. Outstanding standby letters of credit at June 30, 1998 were $55.5 million as compared to $54.4 million at June 30, 1997. The decrease in fee income is partially due the fact that fees have not been collected from certain of the affordable housing projects that are not generating cash flows that are in line with earlier projected amounts and are therefore not projected to be able to support outstanding loan balances to other borrowers and associated letter of credit fees that are due to the Company.

Service charges on deposit accounts increased $120,000 to $436,000 in 1998 as compared to $316,000 in 1997 and $180,000 in 1996. The increase in fees is due to continued increased growth in the deposit base as the Company has continued to focus on concentrating its efforts to attract transaction accounts. The net gain on sale of loans decreased to $186,000 from $338,000 in 1997 and $743,000 in 1996. The 1996 sales included, in this gain, recognition of $575,000 of mortgage servicing rights compared to $250,000 in 1997 and $127,000 in 1998 as the volume of sales has continued to decrease. Sales in 1998 and 1997 have consisted only of current production, while in the 1996 the sales included $52 million of loans that were reclassified as available for sale and then sold.

The Company participates in an arrangement in which automobile loans are originated on behalf of another organization. Agent fee income, which represents the Company's earned fee from these transactions, continued to increase in 1998 to $650,000, as compared to $452,000 in 1997 and $47,000 in 1996. Other non-interest income was $687,000, as compared to $683,000 in 1997 and $628,000 in 1996 and consisted of several items. Included in other non-interest income are loan servicing fees of $95,000 in 1998, as compared to $176,000 in 1997 and $76,000 in 1996.

NON-INTEREST EXPENSE
Non-interest expense increased by $6,602,000 or 69.7% for the year ended June 30, 1998, compared to 1997 after increasing by $866,000 or 10.1% in 1997 from 1996. The following table summarizes non-interest expense for the three years ending June 30:

                                                                                      CHANGE FROM PRIOR YEAR
                                                                                        INCREASE (DECREASE)
                                                                        ----------------------------------------------------
                                                 AMOUNT                            1998                     1997
                                 -------------------------------------------------------------------------------------------
JUNE 30                              1998           1997         1996       AMOUNT      PERCENT         Amount      Percent
----------------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
Salaries and employee benefits      $ 3,341        $4,318       $4,486     $  (977)     (22.60)%       $ (168)      (3.70)%
Letter of credit valuation
   provision                          6,778                                  6,778      100.00
Write down of affordable housing
   partnership investments
                                      1,478           335                    1,143      341.19            335      100.00
Legal and professional                  304           303          448           1         .33           (145)     (32.37)
Occupancy expense                       444           481          471         (37)      (7.69)            10        2.12
Equipment expense                       354           374          383         (20)      (5.35)            (9)      (2.35)
Data processing expense                 456           318          287         138       43.40             31       10.80
Affordable housing group
   activity expenses                    769           177           61         592      334.46            116      190.16
Advertising                             199           230          226         (31)     (13.48)             4        1.77
Deposit insurance                       140           255          417        (115)     (45.10)          (162)     (38.85)
SAIF assessment                                     1,040                   (1,040)    (100.00)         1,040      100.00
Correspondent bank charges              160           135           93          25       18.52             42       45.16
Printing and supplies                   130           181          204         (51)     (28.18)           (23)     (11.27)
Loss on investment                       87           132           73         (45)     (34.09)            59       80.82
Telephone                                74           111          121         (37)     (33.33)           (10)      (8.26)
Postage                                  79            96          110         (17)     (17.71)           (14)     (12.73)
Travel and lodging                       68            95          183         (27)     (28.42)           (88)     (48.09)
Other operating expense               1,215           893        1,045         322       36.05           (152)     (14.55)
                                 -------------------------------------------------------------------------------------------

   Total non-interest expense       $16,076        $9,474       $8,608     $ 6,602       69.69%        $  866       10.10%
                                 ===========================================================================================

The increase in total non-interest expense for 1998, as compared to 1997, relates primarily to the Company's Section 42 tax credit real estate development program. The Company recorded specific reserves of $6.8 million related to letters of credit issued by the Company and the Bank and also charged off equity investments in these projects of $1.5 million. Although the majority of the letter of credit reserve relates to the Section 42 program, certain of this reserve relates to letters of credit that are not related to the Section 42 program. The Company has not paid any amounts to third parties as a result of these letters of credit. Affordable Housing Group expenses increased to $769,000 in 1998, as compared to $177,000 in 1997 and $61,000 in 1996. Included in the 1998 expense were abandoned projects expense of $213,000 and write-offs of partnership management, investment banking, real estate development and letter of credit fees totaling $384,000. Abandoned projects expense consists of costs that were incurred on abandoned development sites.

Salaries and employee benefit expense continued to decrease as the Company realized the impact of staff reductions that occurred during the fourth quarter of fiscal 1997 as part of the Company's cost reduction program that were designed to eliminate duplicative activities. Salaries and employee benefit expense was $3.3 million in 1998, a reduction of $1.0 million from the 1997 amount of $4.3 million. Data processing expense increased by $138,000 to $456,000 in 1998 because of an increase in the Company's deposit base and amounts for incurred and planned costs related to the Company's compliance with Year 2000. Deposit insurance decreased $115,000 from 1997 as the Company benefited from lower deposit insurance rates. Non-interest expense for 1997 also includes a one-time special Savings Association Insurance Fund assessment of approximately $.06 per one-hundred dollars of deposits, or $1 million, that was imposed on thrifts in September, 1996. Several other expenses, including advertising, printing and supplies, travel and lodging, telephone and postage decreased in 1998 over 1997 amounts, as increased cost control measures that were put in place as part of the Company's cost reduction program took effect.

Other operating expenses were $1.2 million in 1998, an increase of $322,000 over the 1997 amount of $893,000. Included in the 1998 amount is an $80,000 on a kiting scheme, an increase in correspondent banking charges of $25,000, a $17,000 increase in consumer credit reports and various other increases in expense items.

INCOME TAX EXPENSE
Income tax benefit was $5,194,000 in 1998, compared to a $255,000 benefit in 1997 and income tax expense of $1,886,000 in 1996. The Company's net income before income tax expense decreased $11,846,000 to a net loss before income taxes of $11,988,000. A reduction in income tax expense from IRS Section 42 low income housing credits reduced income tax expense $508,000 and $341,000 for 1998 and 1997. The effective tax rate for the current year was 43.3% compared to 180.0% for 1997 and 36.8% for 1996.

YEAR 2000

The Company has completed an assessment of its computer systems and identified those systems that it believes could be affected by the Year 2000 issue and has developed an implementation plan to address the issue. The Company, in addition to completing its assessment and plan, is in the early stages of testing its internal mission critical hardware systems to determine if they are Year 2000 compliant. While the Company has exposure to several risks related to Year 2000, the primary risk to the Company of not complying with Year 2000 is the potential inability to correctly process and record customer loan and deposit transactions.

The Company has not yet met certain of the requirements that have been established for the banking industry by the Federal Financial Institution Examination Council. These standards require that a series of procedures be performed by financial institutions within established timeframes to reduce the risk of noncompliance with the Year 2000 issue. Specifically, the Company has not yet developed and completed a complete testing plan or a customer-based risk management plan. While the Company believes that it ultimately will meet all of the FFIEC requirements, it cannot guarantee that the systems of other companies on which the Company's systems rely will be timely converted and not have a material effect on the Company.

The Company is in the early stages of developing a contingency plan that would take effect if its internal systems, or the systems of those material vendors on which it is reliant on, would not be compliant with Year 2000 requirements.

The Company has accrued a total of $80,000 in Year 2000 related costs, a portion of which have been paid as of June 30, 1998. The amounts that have been paid to date were to provide assistance to the Company with the initial assessment and formulation of the plan to ensure compliance with Year 2000. At June 30, 1998, the Company has not completed its assessment of the expected total cost of performing necessary procedures or purchasing equipment that is compliant with Year 2000.

The Company outsources a significant portion of its data processing to an outside provider. A worst case scenario for the Company would likely involve non-compliance with Year 2000 by its primary data processor in such a manner that would leave the Company in a position where it could not correctly process and record customer loan and deposit transactions.

The Company does not have, at September 30, 1998 any material commitments to purchase new equipment, software or to incur material costs to modify its existing system and does not believe that any material amounts of its existing computer hardware or software is impaired. The Company has not fully assessed the impact of Year 2000 on its commercial lending customers, but believes that the impact, in terms of potential credit exposure, would not be material. The majority of the Company's commercial lending portfolio consists of commercial real estate loans that are made to companies that are not highly technology intensive.

The Company cannot provide any assurance that the effect of Year 2000 will not be material to the Company's financial position or operating results.

FINANCIAL CONDITION
Total assets at June 30, 1998 decreased $43.8 million or 18.2% to $197 million from $241 million in 1997. Average assets for 1998 decreased 14.3% from 1997 to $217.7 million. Average liabilities decreased $36.2 million as the Company used loan payoff proceeds to reduce borrowings, primarily agent-acquired certificates of deposit, which represent a higher cost source of funds for the Company.

The decrease in total assets is primarily the result of a significant number of multifamily and commercial loan payoffs, as well as the payoff and sale of several conventional real estate mortgage loans. The Company has continued to sell current production of fixed 1-4 family mortgages to investors in the secondary market.

LOANS
The following table shows the composition of the Company's loan portfolio as of June 30:


JUNE 30                                       1998             1997            1996             1995             1994
----------------------------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)
Real estate mortgage loans
   First mortgage loans
     Conventional                             $ 71,343         $ 94,293        $106,344         $113,971         $ 74,808
     Construction                               16,110           32,577          36,938           24,670           12,536
     Commercial                                 20,753           26,668          18,267            7,133            1,022
     Multi-family loans                          5,742            9,602          15,420           26,147           12,372
     First mortgage real estate loans
       purchased                                 2,704            3,184           7,612            4,921            4,064
                                        ------------------------------------------------------------------------------------
                                               116,652          166,324         184,581          176,842          104,802
   Commercial loans, other than secured
     by real estate                             11,568           12,522           9,393            6,414              442
   Consumer and home equity loans               31,512           26,118          23,247           39,844           18,288
                                        ------------------------------------------------------------------------------------

       Total loans                            $159,732         $204,964        $217,221         $223,100         $123,532
                                        ====================================================================================

       Total assets                           $197,046         $240,819        $262,216         $269,438         $152,188
                                        ====================================================================================

       Total loans to total assets                81.1%            85.1%           82.8%            82.8%            81.2%
                                        ====================================================================================

The Company began selling current production of 1-4 family loans in 1997, recording the gain or loss and using the proceeds to fund new products. With this strategy in place, conventional real estate mortgage loans decreased $23.0 million from June 30, 1997 to June 30, 1998.

Construction loans decreased by $16.5 million at June 30, 1998 from June 30, 1997. Construction loans at June 30, 1998 include $12.9 million of multi-family loans.

Commercial real estate loans and commercial loans grew from 1994 to 1997 as the Company continued to expand into the commercial loan market. Multifamily loans have decreased since 1995 as the Company has sold participations in the loans or they have paid off because of the availability of more favorable financing alternatives. In several cases where multifamily loan borrowers required more favorable financing alternatives, the Company has issued a standby letter of credit and continued to assume the credit risk associated with the financing.

Consumer and home equity loans have increased since 1997 as the Company has originated an increasing volume of automobile loans. The Company participates in an arrangement in which the majority of these loans are originated on behalf of another organization.

The Company's loan portfolio contains no loans to foreign governments, foreign enterprises, foreign operations of domestic companies or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed ten percent of total loans.

LOAN MATURITIES
The following table sets forth the remaining maturities for certain loan categories as of June 30, 1998:

                                                WITHIN ONE        ONE TO FIVE       AFTER FIVE
JUNE 30                                            YEAR              YEARS             YEARS            TOTAL
------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
Real estate mortgage loans                        $27,443           $24,735          $64,474          $116,652
Consumer and home equity loans                     12,298            18,026            1,188            31,512
Commercial loans                                    8,252             3,165              151            11,568
                                            ----------------------------------------------------------------------

       Total                                      $47,993           $45,926          $65,813          $159,732
                                            ======================================================================

Predetermined interest rates                      $10,762           $29,919          $39,831           $80,512
Floating interest rates                            37,231            16,007           25,982            79,220
                                            ----------------------------------------------------------------------

                                                  $47,993           $45,926          $65,813          $159,732
                                            ======================================================================

NON-PERFORMING LOANS
The Company discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan reaches a ninety day or more past due status, the asset is generally repossessed or sold, if applicable, or the foreclosure process is started and the loan is moved to other real estate owned to be sold. A loan could be placed in a nonaccrual status sooner than ninety days, if management knows the customer has abandoned the collateral and has no intention of paying. At this point, the loan would go into non-accrual status and the Company would start the repossession or foreclosure process. Typically, when a loan goes to nonaccrual status, the accrued interest is reversed from income, unless strong evidence exists that the value of the collateral would support the collection of interest in a foreclosure situation. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Income received on restructured and nonaccrual loans was $10,000 in 1998, $11,000 in 1997 and $15,000 in 1996. Additional interest income of approximately $33,000, $12,000 and $9,000 for 1998, 1997 and 1996, respectively, would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

The following table provides information on the Company's non-performing loans as of June 30:


JUNE 30                                                   1998          1997          1996          1995          1994
----------------------------------------------------------------------------------------------------------------------------
                                                                                 (In Thousands)
Non-accrual loans (real estate mortgage)                  $461          $256          $342          $  47         $190
Restructured (real estate mortgage)                                                                   514          752
90 days or more past due
   Consumer                                                 86            29            43             23
   Commercial                                               26
                                                     -----------------------------------------------------------------------
                                                           112            29            43             23
                                                     -----------------------------------------------------------------------

       Total                                              $573          $285          $385           $584         $942
                                                     =======================================================================

Ratio of non-performing loans to total loans               .27%          .14%          .18%           .26%         .76%
                                                     =======================================================================

Non-performing loans were .27% of total loans at June 30, 1998, as compared to
 .14% of total loans at June 30, 1997 and consisted primarily of real estate mortgage loans. The multifamily affordable housing loans, for which specific reserves have been computed, are currently performing with respect to debt service and are therefore not included in the above "non-performing loans" totals. The ability of the permanent multifamily loans to remain performing is in part due to general partner advances made by the Company to support cash flow deficits encountered by the affordable housing projects. The majority of these general partner advances were charged off in 1998.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES AND LETTER OF CREDIT VALUATION ALLOWANCE The Company establishes its provision for loan losses and evaluates the adequacy of the allowance for loan losses based on management's evaluation of its loan and letter of credit portfolio and changes in loan and letter of credit activity. Such evaluation, which includes a review of all loans and letters of credit for which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loss experience, the composition of the portfolios and other factors that warrant recognition in providing for an adequate loan loss allowance and letter of credit valuation allowance. This evaluation is performed on a monthly basis and is designed to ensure that all relevant matters affecting collectibility will consistently be identified in a detailed review and that the outcome of the review will be considered in a disciplined manner by management in determining the necessary allowances and related provisions. The amounts actually reported in each period will vary with the outcome of this detailed review.

At June 30, 1998 the Company had impaired loans totaling $13,925,000. The allowance for losses on such impaired loans totaled $1,897,000 and is included in the Company's allowance for loan losses at June 30, 1998. The average balance of impaired loans was $3,472,000 during the year ended June 30, 1998 and the Company recorded and collected $385,000 in interest during this period. Impaired loans do not include large groups of homogeneous loans that are collectively evaluated for impairment, such as, residential mortgage and consumer installment loans.

The Company did not have any impaired loans during the year ended June 30, 1997.

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the fiscal years ended June 30:


JUNE 30                                     1998             1997              1996             1995              1994
--------------------------------------------------------------------------------------------------------------------------
                                                                        (In Thousands)
Allowance for loan losses
   balance at July 1                      $  1,781         $  1,059          $    713         $    356          $    236
                                    --------------------------------------------------------------------------------------
Loan charge offs
   Real estate mortgage
     Conventional                               15              100                12                8                 8
     Multi-family                            3,089
   Commercial                                                    25
   Consumer                                    195              142               128               74                39
                                    --------------------------------------------------------------------------------------
     Total loan charge offs                  3,299              267               140               82                47
                                    --------------------------------------------------------------------------------------

Loan recoveries
   Real estate mortgage
     Conventional                                                 3                17                8                 6
   Consumer                                     24               11                14               11                11
                                    --------------------------------------------------------------------------------------
     Total loan recoveries                      24               14                31               19                17
                                    --------------------------------------------------------------------------------------

Net charge offs                              3,275              253               109               63                30

Provision for loan losses                    4,543              975               455              420               150
                                    --------------------------------------------------------------------------------------

Allowance for loan losses
   at June 30                             $  3,049         $  1,781          $  1,059         $    713          $    356
                                    ======================================================================================

Ratio of net charge offs to
   average loans outstanding
   during period                              1.81%             .12%              .05%             .04%              .03%
                                    ======================================================================================

Ratio of provision for loan
   losses to average loans
   outstanding during period                  2.52%             .46%              .20%             .24%              .15%
                                    ======================================================================================

Ratio of allowance for loan
   losses to total loans
   outstanding at year end                    1.91%             .87%              .49%             .32%              .29%
                                    ======================================================================================

Average amount of loans outstanding
   for the period                         $180,530         $213,793          $226,874         $173,980          $ 97,151
                                    ======================================================================================

Amount of loans outstanding
   at end of period                       $159,732         $204,964          $217,221         $223,100          $123,532
                                    ======================================================================================

The allowance for loan losses was $3.0 million at June 30, 1998, and $1.8 million at June 30, 1997. Net loan charge-offs were $3.3 million or 1.81% of average loans in 1998 compared to $253,000 or 0.12% of average loans in 1997. As discussed in "Management's Discussion and Analysis--General" and "Provision for Loan Losses", the Company increased the provision for loan losses during the current year primarily in connection with loans made to certain Section 42 tax-credit real estate development projects that the Company is currently managing. The Company has loans and letters of credit securing loans to these projects and also has other loans and letters of credit outstanding that relate to other multifamily developments, most of which are outside the Company's geographic market.

The Company has also recorded a letter of credit valuation allowance and related provision of $6.8 million at June 30, 1998. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $55.5 million at June 30, 1998. Specific reserves for letters of credit totaled 12.21% of outstanding letters of credit at June 30, 1998. Classified loans and letters of credit to total loans and letters of credit were 2.70% at June 30, 1998 and .11% at June 30, 1997. The Company has not paid any amounts to third parties as a result of these letters of credit. Management considers the allowance for loan losses adequate to meet losses inherent in the loan portfolio as of June 30, 1998.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
The allocation for loan losses and the percentage of loans within each category to total loans at June 30 are as follows:

                                                                     ALLOCATION OF AMOUNT
                                    ----------------------------------------------------------------------------------------
JUNE 30                                      1998             1997              1996             1995              1994
----------------------------------------------------------------------------------------------------------------------------
                                                                        (In Thousands)
Real Estate Mortgage
   Conventional                            $  173           $  153            $  155            $ 208             $ 219
   Multi-family                             1,868              994               420              195
Home equity and consumer                      275              168               214              260               137
Commercial                                    733              466               270               50
                                    ----------------------------------------------------------------------------------------

     Total                                 $3,049           $1,781            $1,059            $ 713             $ 356
                                    ========================================================================================

                                                              PERCENTAGE OF LOANS TO TOTAL LOANS
                                    ----------------------------------------------------------------------------------------
JUNE 30                                      1998             1997              1996             1995              1994
----------------------------------------------------------------------------------------------------------------------------

Real Estate Mortgage
   Conventional                              48.7%            53.9%             63.2%            67.5%             74.8%
   Multi-family                              11.4             14.3              13.4             11.7              10.0
Home equity and consumer                     19.7             12.7              10.7             17.9              14.8
Commercial                                   20.2             19.1              12.7              2.9                .4
                                    ----------------------------------------------------------------------------------------

     Total                                  100.0%           100.0%            100.0%           100.0%            100.0%
                                    ========================================================================================

INVESTMENT SECURITIES
The Savings Bank's investment policy is annually reviewed by its Board of Directors. Any significant changes to the policy must be approved by the Board. The Board has an asset/liability management committee which is responsible for keeping the investment policy current.

At June 30, 1998, the investment portfolio represented 5.0% of the Company's assets, compared to 5.8% at June 30, 1997, and is managed in a manner designed to meet the Board's investment policy objectives. The primary objectives, in order of priority, are to further the safety and soundness of the Company, to provide the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of the Company's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At June 30, 1998, the entire investment portfolio was classified as available for sale. The net unrealized loss at June 30, 1998, which is included as a component of stockholders' equity, was $42,000 which was comprised of gross gains of $5,000, gross losses of $74,000, and a tax benefit of $27,000. The increase in unrealized loss was caused by market interest rate changes during the period. Although the entire portfolio is available for sale, management has not identified specific investments for sale in future periods.

The following table sets forth the components of the Savings Bank's available-for-sale investment portfolio as of June 30:


JUNE 30                                                                         1998             1997              1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                          (In Thousands)
Investment securities available for sale
   U. S. Treasury                                                             $ 1,001          $ 1,000           $   504
   Federal agency securities                                                    2,985            2,944             4,365
   Federal Home Loan Mortgage Corporation
     mortgage-backed securities                                                 1,779            3,003             6,727
   Federal National Mortgage Association
     mortgage-backed securities                                                 1,945            1,562             1,697
   Government National Mortgage Association
     mortgage-backed securities                                                 2,144            4,223             4,165
   Municipals                                                                                    1,058
                                                                       -----------------------------------------------------

       Total securities available for sale                                     $9,854          $13,790           $17,458
                                                                       =====================================================

The Savings Bank's investment securities portfolio decreased by $3.9 million to $9.9 million at June 30, 1998, compared to $13.8 million at June 30, 1997. In addition to maturities and paydowns, the Company sold $3.5 million of securities during fiscal 1998. The Corporation holds various types of securities, including mortgage-backed securities. Inherent in mortgage-backed securities is prepayment risk. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase. The Savings Bank's total investment securities portfolio decreased by $3.6 million at June 30, 1997, from June 30, 1996 as securities were sold during 1997 and as paydowns and early payoffs occurred.

The following table sets forth the contractual maturities of investment and mortgage-backed securities as of June 30, 1998, and the weighted average yields of such securities.

                                                 AFTER ONE BUT      AFTER FIVE BUT
                             WITHIN ONE YEAR   WITHIN FIVE YEARS   WITHIN TEN YEARS    OVER TEN YEARS          TOTAL
                           -------------------------------------------------------------------------------------------------
                             AMOUNT    YIELD   AMOUNT      YIELD   AMOUNT     YIELD    AMOUNT   YIELD     AMOUNT    YIELD
----------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in Thousands)
U. S. Treasuries             $1,001    5.88%                                                              $1,001    5.88%
Federal agencies                997    5.06    $1,988      5.50%                                           2,985    5.50
Federal Home Loan Mortgage
   Corporation                                    851      7.01    $   50     7.72%    $  878   6.20%      1,779    6.63
Federal National Mortgage
   Association                                    837      7.00                         1,108   6.23       1,945    6.56
Government National
   Mortgage Association                             9      7.50                         2,135   6.81       2,144    6.81
                            --------          --------            --------            --------           --------

     Total                   $1,998    5.47%   $3,685      6.19%   $   50     7.72%    $4,121   6.52%     $9,854    6.24%
                            ========          ========            ========            ========           ========

     Percent of total            20%               37%                  1%                 42%                100%
                            ========          ========            ========            ========           =========

FUNDING SOURCES

DEPOSITS
The Company attracts both short-term and long-term deposits from the retail market by offering a wide assortment of accounts with different terms and different interest rates. These deposit alternatives include checking accounts, regular savings accounts, money market deposit accounts, fixed rate certificates with varying maturities, variable interest rate certificates, negotiable rate jumbo certificates ($100,000 or more), and variable rate IRA certificates.

Average deposits decreased by $20.2 million for the year ended June 30, 1998. The decrease came primarily in the area of agent-acquired certificates of deposit, for which the average balance decreased $27.9 million from June 30, 1997. The average balance of retail certificates of deposit increased $7.3 million from 1997, while the average balance of demand, NOW, money market and savings accounts increased $328,000 from 1997. Demand, NOW and certificates of deposit increased $1.8 million, $10.5 million and $7.1 million in 1997 from 1996, as the Company continued an aggressive marketing and pricing campaign with new products during 1997 to increase the core deposit base, and to allow the Company the flexibility to allow agent-acquired certificates of deposit to mature or rollover at the prevailing retail rate. Agent-acquired certificates of deposit were acquired at rates higher than the current local market for retail deposits, but generally below rates charged for FHLB advances. As total loans have decreased in 1998 and 1997, the Company's need for these types of funds have also decreased.

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the years ended June 30, 1998, 1997 and 1996.

                                                    1998                        1997                       1996
                                            --------------------------------------------------------------------------------
AVERAGE DEPOSITS                              AMOUNT       RATE          Amount        Rate           Amount       Rate
----------------------------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)
Demand                                       $  5,229                   $  5,684                     $  3,898
NOW accounts                                   22,211      4.24%          20,585       4.22%           10,092      3.94%
Money market accounts                           3,027      2.71            3,890       2.72             6,066      2.97
Savings accounts                                4,813      2.83            4,793       2.90             5,346      2.90
Certificates of deposit                        85,699      5.80           78,408       5.68            71,337      5.77
Agent-acquired certificates of deposit
                                               42,443      6.26           70,346       6.31            87,366      6.52
                                            ----------                 ----------                   ----------

         Totals                              $163,422      5.38%        $183,706       5.45%         $184,105      5.73%
                                            ==========                 ==========                   ==========

The following table summarizes certificates of deposit in amounts of $100,000 or more by maturity as of the following dates:


JUNE 30                                     1998             1997              1996
-------------------------------------------------------------------------------------------
                                                         (In Thousands)
Three months or less                        $  2,716         $ 12,312          $  7,206
Three to six months                            4,008           16,319            15,009
Six to twelve months                           4,227           13,331             5,042
Over twelve months                            11,471           11,119            18,669
                                          -------------------------------------------------

         Totals                             $ 22,422         $ 53,081          $ 45,926
                                          =================================================

BORROWINGS
The Company's long-term debt decreased $8.6 million from 1997 primarily due to a decrease in Federal Home Loan Bank advances of $8.5 million. Alternate funding sources were provided by loan sales and payoffs, retail deposits, and public funds.

Short-term borrowings totaled $2.5 million at June 30, 1998, which represented a decrease of $2.7 million since June 30, 1997.

                                             FEDERAL FUNDS                     TREASURY TAX AND    GUARANTEED
                                               PURCHASED       FHLB ADVANCES   LOAN NOTE OPTION    INVESTMENT
                                                                                                    CONTRACTS
------------------------------------------------------------------------------------------------------------------
                                                                       (In Thousands)
JUNE 30, 1998
   Outstanding at June 30                                                            $115            $2,416
   Average amount outstanding                    $  116                                81             2,861
   Maximum amount outstanding at
     any month end                                2,400                               115             3,736
   Weighted average interest rate
     During the year                               6.03%                             5.32%             5.61%
     End of the year                                                                 5.69              5.63

JUNE 30, 1997
   Outstanding at June 30                                                            $105            $5,086
   Average amount outstanding                    $1,810           $  206              102             4,771
   Maximum amount outstanding at
     any month end                                7,400            4,150              145             7,151
   Weighted average interest rate
     During the year                               5.62%            6.46%            5.16%             5.34%
     End of the year                                                                 5.62              5.57


CAPITAL RESOURCES
The Company's stockholders' equity decreased $5.4 million to $7.5 million at June 30, 1998, compared to $12.9 million at June 30, 1997. The decrease in stockholders' equity was accounted for by the net loss of $6.8 million, cash dividends declared of $1.1 million, an increase in the net unrealized loss on securities available for sale of $11,000 and the purchase of treasury stock of $14,000. Offsetting these decreases were proceeds from the exercise of stock warrants of $2.5 million. The common stock that was repurchased in 1997 and 1998 was retired upon purchase.

Total capital consists of Tier I capital plus the allowance for loan losses. Minimum capital levels are 4% for the leverage ratio which is defined as Tier I capital as a percentage of total assets less goodwill and other identifiable intangible assets; 4% for Tier I to risk-weighted assets; and 8% for total capital to risk-weighted assets. The Savings Bank's capital ratios have exceeded each of these levels. The leverage ratio was 6.31% and 6.93%; Tier I capital to risk-weighted assets was 6.78% and 7.64%; and total capital to risk-weighted assets was 10.79% and 10.74% at June 30, 1998 and 1997. Book value per share decreased to $2.40 at June 30, 1998, compared to $5.20 one year earlier, due to the decrease in capital noted above.

The capital category assigned to an entity can also be affected by qualitative judgements made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios. At June 30, 1998 and 1997, the Bank is categorized as well capitalized and met all subject capital adequacy requirements at those dates; however, the Savings Bank's primary regulatory agency, the OTS, notified the Savings Bank verbally in August 1998 that its capital needs to be increased, primarily based on asset quality concerns raised during its examination.

The Company plans to evaluate alternatives and pursue opportunities to raise additional capital in 1999 with the purpose of improving its capital ratios.

LIQUIDITY
The Company's principal source of income and funds is dividends from the Savings Bank and is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, the OTS regulations set restrictions on the amount of dividends the Savings Bank may pay and the OTS has restricted any payment of dividends by the Savings Bank to the Company without its prior approval.

The Savings Bank is required by federal regulations to maintain specified levels of "liquid" assets consisting of cash and other eligible investments. Currently, liquid assets must equal at least five percent of net withdrawable savings plus borrowings payable upon demand or due within one year or less. As of June 30, 1998, and June 30, 1997, the Savings Bank liquidity ratios were 6.70% and 5.57%. Management believes that this level of liquidity is sufficient to meet any anticipated requirements for the Savings Bank's operations.

The primary sources of funds for operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. In addition, the Savings Bank is authorized to borrow money from the FHLB and other sources as needed. The Savings Bank decreased its borrowings from the FHLB from $23.3 million at June 30, 1996, to $14.8 million at June 30, 1998. The Company has also decreased its utilization of agency-acquired certificates of deposit as total loans have decreased and the need for these types of funds has therefore decreased as well.

ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements, Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for disclosing information about operating segments in interim and annual financial statements. Statement No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, which revises employers disclosures about pension and other postretirement benefit plans, and Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires companies to record derivatives on the balance sheet at their fair value. Statements Nos. 130, 131 and 132 will be effective for the Company beginning in fiscal 1999 and will not have any material impact on the Company's financial condition or results of operations. Statement No. 133 will be effective for the Company beginning in fiscal 2000 and is also not expected to have a material impact on the Company's financial condition or results of operations.

ASSET/LIABILITY MANAGEMENT
The Company is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently on average assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors.

The OTS utilizes a model, the "Office of Thrift Supervision Net Portfolio Value" ("NPV") model. which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this model, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Savings Bank is required to file a CMR since it does not meet the risk-based capital requirement. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

Presented below, at June 30, 1998 and 1997, is an analysis performed by the OTS of the Savings Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. At June 30, 1998 and 1997, 2% of the present value of the Savings Bank's assets was approximately $3.9 million and $4.8 million. Because the interest rate risk of a 200 basis point decrease in market rates (which was greater than the interest rate risk of a 200 basis point increase) was $845,000 at June 30, 1998 and $1.2 million at June 30, 1997, the Savings Bank would not have been required to make a deduction from its total capital available to calculate its risk based capital requirement. The decrease in interest rate risk from 1998 to 1997 is due to an improved match of expected cash flows from assets and liabilities.

                                        INTEREST RATE RISK AS OF JUNE 30, 1998

                                                                                      NPV AS PERCENT OF PRESENT
                                      NET PORTFOLIO VALUE                                  VALUE OF ASSETS
                 ----------------------------------------------------------------------------------------------------
    CHANGE                DOLLAR             DOLLAR            PERCENTAGE
    IN RATES              AMOUNT             CHANGE              CHANGE              NPV RATIO            CHANGE
---------------------------------------------------------------------------------------------------------------------
    + 400 bp             $12,405            $(3,255)              (21)%                6.69%            -  131 bp
    + 300 bp              13,549             (2,111)              (13)                 7.20             -   80 bp
    + 200 bp              14,598             (1,062)               (7)                 7.64             -   36 bp
    + 100 bp              15,407               (253)               (2)                 7.95             -   04 bp
        0 bp              15,660                                                       8.00
    - 100 bp              15,524               (136)               (1)                 7.85             -   15 bp
    - 200 bp              14,815               (845)               (5)                 7.44             -   56 bp
    - 300 bp              14,277             (1,383)               (9)                 7.11             -   88 bp
    - 400 bp              13,944             (1,716)              (11)                 6.88             -  111 bp


                                        INTEREST RATE RISK AS OF JUNE 30, 1997

                                                                                      NPV AS PERCENT OF PRESENT
                                      NET PORTFOLIO VALUE                                  VALUE OF ASSETS
                 ----------------------------------------------------------------------------------------------------
    CHANGE                DOLLAR             DOLLAR            PERCENTAGE
    IN RATES              AMOUNT             CHANGE              CHANGE              NPV RATIO            CHANGE
---------------------------------------------------------------------------------------------------------------------

    + 400 bp             $13,200            $(4,960)              (27)%                5.90%            -  173 bp
    + 300 bp              14,760             (3,400)              (19)                 6.49             -  114 bp
    + 200 bp              16,220             (1,940)              (11)                 7.01             -   61 bp
    + 100 bp              17,405               (755)               (4)                 7.41             -   21 bp
        0 bp              18,160                                                       7.62
    - 100 bp              18,073                (87)                0                  7.50             -   12 bp
    - 200 bp              16,962             (1,198)               (7)                 6.99             -   63 bp
    - 300 bp              15,366             (2,794)              (15)                 6.29             -  133 bp
    - 400 bp              13,953             (4,206)              (23)                 5.67             -  195 bp


As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assume in calculating the table.

                          INDEPENDENT AUDITOR'S REPORT



Stockholders and Board of Directors
Fidelity Federal Bancorp
Evansville, Indiana


We have audited the consolidated balance sheet of Fidelity Federal Bancorp and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


/s/ Olive LLP

Evansville, Indiana
August 20, 1998

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                       (In Thousands, Except Share Data)

JUNE 30                                                               1998             1997
------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                        $   1,683         $   1,746
   Short-term interest-bearing deposits                               6,260             1,759
                                                                --------------------------------
       Total cash and cash equivalents                                7,943             3,505
   Interest-bearing deposits                                              6                 6
   Investment securities available for sale                           9,854            13,790
   Loans                                                            159,732           204,964
   Allowance for loan losses                                         (3,049)           (1,781)
                                                                --------------------------------
       Net loans                                                    156,683           203,183
   Premises and equipment                                             5,846             6,340
   Federal Home Loan Bank of Indianapolis stock                       3,920             3,920
   Income tax receivable                                              6,690               818
   Interest receivable and other assets                               6,104             9,257
                                                                --------------------------------

       Total assets                                                $197,046          $240,819
                                                                ================================

LIABILITIES
   Deposits
     Non-interest bearing                                         $   4,760         $   4,714
     Interest bearing                                               144,179           177,073
                                                                --------------------------------
       Total deposits                                               148,939           181,787
   Short-term borrowings                                              2,531             5,191
   FHLB advances and other long-term debt                            29,488            38,089
   Advances by borrowers for taxes and insurance                        426               674
   Letter of credit valuation allowance                               6,778
   Other liabilities                                                  1,369             2,142
                                                                --------------------------------
       Total liabilities                                            189,531           227,883
                                                                --------------------------------

STOCKHOLDERS' EQUITY
   Preferred stock, no par or stated value
     Authorized and unissued--5,000,000 shares
   Common stock, $1 stated value
     Authorized--5,000,000 shares
     Issued and outstanding--3,127,208 and 2,487,385 shares           3,127             2,487
   Capital surplus                                                   10,799             8,708
   Stock warrants                                                        11               264
   Retained earnings (deficit)                                       (6,380)            1,508
   Net unrealized loss on securities available for sale                 (42)              (31)
                                                                --------------------------------
       Total stockholders' equity                                     7,515            12,936
                                                                --------------------------------

       Total liabilities and stockholders' equity                  $197,046          $240,819
                                                                ================================

See notes to consolidated financial statements.

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                       (In Thousands, Except Share Data)

YEAR ENDED JUNE 30                                        1998              1997             1996
-------------------------------------------------------------------------------------------------------
Interest Income
   Loans receivable                                     $  15,872        $  18,692         $  19,045
   Loans held for sale                                                                           904
   Investment securities
     Taxable                                                  650            1,033             1,099
     Tax exempt                                                24               56
   Federal funds sold                                          75               70               132
   Interest-bearing deposits                                  255              124                64
   Other interest and dividend income                         316              307               285
                                                  -----------------------------------------------------
                                                           17,192           20,282            21,529
                                                  -----------------------------------------------------

Interest Expense
   Deposits                                                 8,785           10,000            10,550
   Short-term borrowings                                      170              359               306
   Long-term debt                                           2,631            3,472             4,669
                                                  -----------------------------------------------------
                                                           11,586           13,831            15,525
                                                  -----------------------------------------------------

Net Interest Income                                         5,606            6,451             6,004
   Provision for loan losses                                4,543              975               455
                                                  -----------------------------------------------------

Net Interest Income After Provision for
   Loan Losses                                              1,063            5,476             5,549
                                                  -----------------------------------------------------

Non-Interest Income
   Fee income--real estate development and
     management fees                                          191              337             4,440
   Service charges on deposit accounts                        436              316               180
   Net gains on sale of
     Investment securities                                     79               42
     Real estate loans                                        186              338               743
     Premises and equipment                                                      3               719
   Letter of credit fees                                      657              722               481
   Real estate investment banking fees                        139              963               942
   Agent fees                                                 650              452                47
   Other income                                               687              683               628
                                                  -----------------------------------------------------
                                                            3,025            3,856             8,180
                                                  -----------------------------------------------------

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                       (In Thousands, Except Share Data)
                                  (Continued)

YEAR ENDED JUNE 30                                          1998             1997              1996
-------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE
   Salaries and employee benefits                        $  3,341         $  4,318          $  4,486
   Net occupancy expense                                      444              481               471
   Equipment expense                                          354              374               383
   Data processing fees                                       456              318               287
   Deposit insurance expense                                  140              255               417
   SAIF assessment                                                           1,040
   Legal and professional fees                                304              303               448
   Advertising                                                199              230               226
   Letter of credit valuation provision                     6,778
   Write-down of affordable housing investments             1,478              335
   Affordable housing group activity expenses                 769              177                61
   Other expense                                            1,813            1,643             1,829
                                                  -----------------------------------------------------
                                                           16,076            9,474             8,608
                                                  -----------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAX                           (11,988)            (142)            5,121
   Income tax expense (benefit)                            (5,194)            (255)            1,886
                                                  -----------------------------------------------------

NET INCOME (LOSS)                                        $ (6,794)        $    113          $  3,235
                                                  =====================================================

BASIC EARNINGS (LOSS) PER SHARE                           $(2.30)             $.05             $1.32

DILUTED EARNINGS (LOSS) PER SHARE                          (2.30)              .04              1.17

WEIGHTED AVERAGE SHARES OUTSTANDING                     2,956,157        2,655,181         2,776,147


See notes to consolidated financial statements.

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                (In Thousands, Except Share and Per Share Data)

                                                                                                       NET UNREALIZED
                                                 COMMON STOCK                                          GAIN (LOSS) ON
                                            ----------------------  CAPITAL     STOCK     RETAINED       SECURITIES
                                              SHARES      AMOUNT    SURPLUS    WARRANTS   EARNINGS   AVAILABLE FOR SALE   TOTAL
                                            --------------------------------------------------------------------------------------
BALANCES, JULY 1, 1995                       2,162,799    $2,163    $  5,395     $299      $4,560          $(12)         $12,405

   Net income for 1996                                                                      3,235                          3,235
   Cash dividends ($.79 per share)                                                         (1,957)                        (1,957)
   10% stock dividend ($1,000 paid in
     lieu of fractional shares)                226,747       227       2,721               (2,949)                            (1)
   Exercise of stock options                    27,837        28          81                                                 109
   Exercise of stock warrants                   77,657        77         588      (33)                                       632
   Net change in unrealized gain (loss) on
     securities available for sale                                                                         (128)            (128)
                                            --------------------------------------------------------------------------------------

BALANCES, JUNE 30, 1996                      2,495,040     2,495       8,785      266       2,889          (140)          14,295

   Net income for 1997                                                                        113                            113
   Cash dividends ($.60 per share)                                                         (1,494)                        (1,494)
   Exercise of stock options                       407                     4                                                   4
   Exercise of stock warrants                    4,938         5          32       (2)                                        35
   Purchase of common stock                    (13,000)      (13)       (113)                                               (126)
   Net change in unrealized gain (loss) on
     securities available for sale                                                                          109              109
                                            --------------------------------------------------------------------------------------

BALANCES, JUNE 30, 1997                      2,487,385     2,487       8,708      264       1,508           (31)          12,936

   Net income (loss) for 1998                                                              (6,794)                        (6,794)
   Cash dividends ($.35 per share)                                                         (1,094)                        (1,094)
   Exercise of stock warrants                  641,323       641       2,104     (253)                                     2,492
   Purchase of common stock                     (1,500)       (1)        (13)                                                (14)
   Net change in unrealized gain (loss) on
     securities available for sale                                                                          (11)             (11)
                                            --------------------------------------------------------------------------------------

BALANCES, JUNE 30, 1998                      3,127,208    $3,127     $10,799    $  11     $(6,380)         $(42)        $  7,515
                                            ======================================================================================

See notes to consolidated financial statements.

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)

YEAR ENDED JUNE 30                                                   1998              1997             1996
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss)                                              $  (6,794)        $    113          $  3,235
   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities
     Provision for loan losses                                        4,543              975               455
     Letter of credit valuation provision                             6,778
     Investment securities gains                                        (79)             (42)
     (Gain) loss on premises and equipment                              100               (3)             (719)
     Depreciation                                                       449              424               359
     Investment securities amortization (accretion), net                (16)              29               (33)
     Amortization of net loan origination fees and points               (26)              (3)              (56)
     Deferred income tax                                             (3,389)             313               296
     Net decrease in real estate loans held for sale                                                     1,923
     Changes in
       Interest payable and other liabilities                          (682)            (331)              396
       Interest receivable, tax receivable and other assets             670           (1,138)           (2,495)
                                                             ----------------------------------------------------
     Net cash provided by operating activities                        1,554              337             3,361
                                                             ----------------------------------------------------

INVESTING ACTIVITIES
   Purchases of securities available for sale                        (1,906)          (2,597)           (9,777)
   Proceeds from maturities of securities
     available for sale                                               2,476            3,806             7,543
   Proceeds from sale of securities available for sale                3,451            2,624
   Net change in loans                                               41,983           11,968             5,767
   Purchase of premises and equipment                                  (111)          (1,233)           (2,378)
   Proceeds from sale of premises and equipment                          56               23             1,000
   Purchase of FHLB of Indianapolis stock                                                                 (828)
                                                             ----------------------------------------------------
     Net cash provided by investing activities                       45,949           14,591             1,327
                                                             ----------------------------------------------------

FINANCING ACTIVITIES
   Net change in
     Noninterest-bearing, interest-bearing
       demand and savings deposits                                      910           (2,054)           16,223
     Certificates of deposit                                        (33,758)           2,139           (15,292)
     Short-term borrowings                                           (2,660)            (567)           (1,072)
   Proceeds from FHLB advances and other long-term debt                                7,600            16,556
   Repayment of FHLB advances and other long-term debt               (8,601)         (26,737)          (26,495)
   Net change in advances by borrowers for
     taxes and insurance                                               (248)            (185)              160
   Purchase of stock                                                    (14)            (126)
   Cash dividends                                                    (1,186)          (1,745)           (1,729)
   Proceeds from exercise of stock options                                                 4               109
   Proceeds from exercise of stock warrants                           2,492               35               632
                                                             ----------------------------------------------------
     Net cash used by financing activities                          (43,065)         (21,636)          (10,908)
                                                             ----------------------------------------------------

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)
                                   (Continued)

YEAR ENDED JUNE 30                                                   1998              1997              1996
------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                            $   4,438         $ (6,708)          $(6,220)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           3,505           10,213            16,433
                                                             -----------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                              $  7,943         $  3,505           $10,213
                                                             =====================================================

ADDITIONAL CASH FLOWS AND SUPPLEMENTARY INFORMATION
   Income tax paid, net of refunds                                 $     625        $     710          $  1,938
   Interest paid                                                      11,900           13,846            15,723

See notes to consolidated financial statements.

                   FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Dollar Amounts in Thousands)


-     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company is a registered savings and loan holding company. The Company's savings bank subsidiary, United Fidelity Bank, fsb (Savings Bank) generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in southern Indiana. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. The Savings Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. Three of the Savings Bank's wholly-owned subsidiaries, Village Management Corporation, Village Community Development Corporation and Village Housing Corporation (collectively, the Affordable Housing Group), are in the business of owning, developing, building, renting and managing affordable housing projects. The Savings Bank's other wholly-owned subsidiaries are Village Capital Corporation, which primarily receives consulting fees for packaging various multi-family deals to be financed and completed, and Village Insurance Corporation, which offers an array of insurance products. The Company's other subsidiaries are Village Securities Corporation, which offers brokerage services, and Village Affordable Housing Corporation, which is not operational. The Company's Affordable Housing Group has discontinued the development of real estate, but continues actively managing existing Company affordable housing projects.

CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany transactions.

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


MORTGAGE LOANS HELD FOR SALE are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income, based on the difference between estimated sales proceeds and aggregate cost.

LOANS are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and related direct costs are being deferred and amortized over the lives of the loans as an adjustment of yield on the loans.

ALLOWANCE FOR LOAN LOSSES and letter of credit valuation allowance are maintained to absorb losses based on management's continuing review and evaluation of the loan and letter of credit portfolios and its judgment as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans and letters of credit outstanding and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses and the letter of credit valuation allowance is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of June 30, 1998, the allowance for loan losses and the letter of credit valuation allowance is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates could affect the possibility of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


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

STOCK OPTIONS are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognized no compensation expense for the stock option grants.

EARNINGS PER SHARE have been computed based upon the weighted average number of shares outstanding.


-     RESTRICTION ON CASH AND DUE FROM BANKS

The Savings Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at June 30, 1998 was $420.


-     INVESTMENT SECURITIES AVAILABLE FOR SALE

                                                            GROSS             GROSS
                                         AMORTIZED        UNREALIZED        UNREALIZED         FAIR
                                            COST            GAINS             LOSSES           VALUE
                                      -----------------------------------------------------------------
JUNE 30, 1998
   U. S. Treasury                          $  1,000           $ 1                            $  1,001
   Federal agencies                           3,000                          $ (15)             2,985
   Mortgage-backed securities                 5,923             4              (59)             5,868
                                      -----------------------------------------------------------------

                                           $  9,923           $ 5            $ (74)          $  9,854
                                      =================================================================

JUNE 30, 1997
   U. S. Treasury                          $  1,003                          $  (3)          $  1,000
   Federal agencies                           3,000                            (56)             2,944
   Mortgage-backed securities                 8,853           $25              (90)             8,788
   Municipals                                 1,014            44                               1,058
                                      -----------------------------------------------------------------

                                            $13,870           $69            $(149)           $13,790
                                      =================================================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


The amortized cost and fair value of investment securities available for sale at June 30, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     AMORTIZED           FAIR
                                       COST              VALUE
                                 ----------------------------------

Within one year                        $2,000            $1,998
One to five years                       2,000             1,988
                                 ----------------------------------
                                        4,000             3,986
Mortgage-backed securities              5,923             5,868
                                 ----------------------------------

                                       $9,923            $9,854
                                 ==================================

Proceeds from sales of investment securities available for sale during 1998 and 1997 were approximately $3,451 and $2,624. Gross gains of approximately $79 were realized on the 1998 sales. Gross gains of approximately $43 and gross losses of approximately $1 were realized on the 1997 sales. There were no sales of investment securities available for sale during 1996.


-     LOANS AND ALLOWANCE

JUNE 30                                                       1998              1997
---------------------------------------------------------------------------------------
Real estate mortgage loans
   First mortgage loans
     Conventional                                          $  71,343         $  94,293
     Construction                                             16,110            32,577
     Commercial                                               20,753            26,668
     Multi-family                                              5,742             9,602
     First mortgage real estate loans purchased                2,704             3,184
   Commercial loans--other than secured by real estate        11,568            12,522
   Consumer and home equity loans                             31,512            26,118
                                                        -------------------------------

                                                            $159,732          $204,964
                                                        ===============================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


Included in multi-family loans are loans made to affordable housing developments totaling $5,742 and $4,607 at June 30, 1998 and 1997. An additional $12,904 and $29,243 in multi-family loans is included in construction loans at June 30, 1998 and 1997.

YEAR ENDED JUNE 30                     1998          1997           1996
---------------------------------------------------------------------------
Allowance for loan losses
   Balances, beginning of year        $1,781        $1,059        $   713
   Provision for losses                4,543           975            455
   Loans charged off                  (3,299)         (267)          (140)
   Recoveries on loans                    24            14             31
                                  -----------------------------------------

   Balances, end of year              $3,049        $1,781         $1,059
                                  =========================================

The Company and subsidiaries have entered into transactions with certain executive officers, directors, significant stockholders and limited partnerships in which the Company is an investor and their affiliates or associates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties was as follows:

Balances, July 1, 1997                                $6,434

New loans, including renewals                             34
Payments, etc., including renewals                      (176)
                                                  --------------

Balances, June 30, 1998                               $6,292
                                                  ==============

At June 30, 1998, the Company had impaired loans totaling $13,925. The allowance for losses on such impaired loans totaled $1,897 and is included in the Company's allowance for loan losses at June 30, 1998. The average balance of impaired loans was $3,472 during the year ended June 30, 1998 and the Company recorded and collected $385 in interest during this period.

The Company did not have any impaired loans during the year ended June 30, 1997.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     LETTER OF CREDIT VALUATION ALLOWANCE

In 1998, the Company recorded specific reserves related to letters of credit issued by the Company and the Bank of approximately $6.8 million primarily related to the permanent financing for certain of the affordable housing projects. The Company has not yet paid any amounts to third parties as a result of these letters of credit. Multifamily letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $55.5 million at June 30, 1998.


-     LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage loans serviced for others totaled $19,481, $64,517 and $58,854 at June 30, 1998, 1997 and 1996.

The aggregate fair value of capitalized mortgage servicing rights at June 30, 1998 approximated $244. Comparable market prices were used to estimate fair value.

                                               1998         1997        1996
                                          -------------------------------------
Mortgage servicing rights
   Balances, beginning of year                 $721         $543
   Servicing rights capitalized                 127          250        $575
   Amortization of servicing rights             (69)         (72)        (32)
   Sale of servicing rights                    (553)
                                          -------------------------------------

   Balances, end of year                       $226         $721        $543
                                          =====================================


-     PREMISES AND EQUIPMENT

JUNE 30                                                    1998         1997
-------------------------------------------------------------------------------

Land                                                      $1,611       $1,766
Building and land improvements                             5,288        5,244
Furniture, fixtures and equipment                          1,943        2,058
                                                   ----------------------------
       Total cost                                          8,842        9,068
Accumulated depreciation                                  (2,996)      (2,728)
                                                   ----------------------------

Net                                                       $5,846       $6,340
                                                  =============================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     OTHER ASSETS AND INVESTMENTS IN LIMITED PARTNERSHIPS

Included in other assets at June 30, 1998 and 1997 are investments of $2,230 and $4,021 in limited partnerships which are organized to build, own and operate apartment complexes. The investments at June 30, 1998 are as follows:

           PERCENTAGE AND TYPE OF      AMOUNT OF          NUMBER OF
            PARTNERSHIP INTEREST       INVESTMENT        PARTNERSHIPS
       -----------------------------------------------------------------

            1%--General                   $554                16
            1%--General and
              47%--Limited                 496                 1
            1%--General and
              39%--Limited                 467                 1
            10%--Limited                   362                 1
            10%--Limited                   219                 1
            99%--Limited                   132                 2

The Company records income on the equity method in the income and losses of the limited partnerships, which resulted in losses of $87, $132 and $73 during 1998, 1997 and 1996. In addition to recording its equity in the losses of these projects, the Company has recorded the benefit of low-income housing tax credits of $508, $341 and $273 for the years ended June 30, 1998, 1997 and 1996.
Combined condensed financial statements for the limited partnerships as of June 30, 1998 and 1997 and for the years ended June 30, 1998, 1997 and 1996 are as follows:

JUNE 30                                              1998             1997
-----------------------------------------------------------------------------

Combined condensed balance sheet (unaudited)
   Assets
     Cash                                          $     310    $     727
   Land and property                                  54,927       56,357
   Other assets                                        1,720        1,271
                                                -----------------------------

       Total assets                                  $56,957      $58,355
                                                =============================

Liabilities
   Notes payable                                     $38,039      $38,214
   Other liabilities                                   2,626        2,348
                                                -----------------------------
       Total liabilities                              40,665       40,562
   Partners' equity                                   16,292       17,793
                                                -----------------------------

       Total liabilities and partners' equity        $56,957      $58,355
                                                =============================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)

YEAR ENDED JUNE 30                                           1998        1997         1996
---------------------------------------------------------------------------------------------
Combined condensed statement of operations (unaudited)
   Total revenue                                           $ 5,259     $ 3,181      $ 3,501
   Total expenses                                            6,784       4,253        5,261
                                                         ------------------------------------

       Net loss                                            $(1,525)    $(1,072)     $(1,760)
                                                         ====================================

Approximately $5,433 and $9,087 of the notes payable are due to the Company from these partnerships at June 30, 1998 and 1997.

The Company wrote down the investments in limited partnerships by $1,478 and $335 in 1998 and 1997, based on the performance of the underlying real estate operations.

Included in other assets is interest receivable as follows:

JUNE 30                                            1998              1997
------------------------------------------------------------------------------

Interest receivable on loans                      $1,015            $1,340
Interest receivable on investments and other         114               178
                                                ------------------------------

       Total interest receivable                  $1,129            $1,518
                                                ==============================


-     DEPOSITS

JUNE 30                                            1998             1997
-----------------------------------------------------------------------------

Non-interest bearing transaction accounts        $  4,760          $  4,714
Interest-bearing transaction accounts              21,365            20,952
Money market deposit accounts                       2,847             3,103
Savings accounts                                    5,470             4,763
Certificates of $100 or more                       22,422            53,081
Other certificates and time deposits               92,075            95,174
                                                -----------------------------

       Total                                     $148,939          $181,787
                                                =============================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


Certificates maturing in years ending June 30:

1999                                                         $  62,473
2000                                                            41,630
2001                                                             8,732
2002                                                               988
2003                                                               674
                                                       ------------------

                                                              $114,497
                                                       ==================


-     SHORT-TERM BORROWINGS

JUNE 30                                      1998             1997
------------------------------------------------------------------------

Treasury tax and loan note option          $   115           $   105
Guaranteed investment contracts              2,416             5,086
                                       ---------------------------------

       Total short-term borrowings          $2,531            $5,191
                                       =================================


-     FHLB ADVANCES AND OTHER LONG-TERM DEBT

JUNE 30                                                                              1998             1997
--------------------------------------------------------------------------------------------------------------
Note payable, 7.43%, adjusted annually, payable $16 per month, including
   interest, due April 2009, secured by specific multi-family mortgages           $  2,210          $  2,234
Note payable, 8.75% adjusted annually, payable $8 per month, including interest, due September 2010, secured by specific
   multi-family mortgages                                                              996             1,006
Note payable, 8.75% adjusted annually, payable $12 per month, including interest, due September 2010, secured by specific
   multi-family mortgages                                                            1,529             1,542
Junior subordinated notes, 9.125%, interest paid semi-annually,
   due April 2001, unsecured                                                         1,476             1,476
Junior subordinated notes, 9.25%, interest paid semi-annually, due
   January 2002, unsecured                                                           1,494             1,494
Senior subordinated notes, 10%, interest paid semi-annually, due
   June 2005, unsecured                                                              7,000             7,000
Federal Home Loan Bank advances, due at various dates through
   2002 (weighted average rates of 6.62% and 6.48% at June 30,
   1998 and 1997)                                                                   14,783            23,337
                                                                                ------------------------------

       Totals                                                                      $29,488           $38,089
                                                                                ==============================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


The terms of a security agreement with the FHLB require the Savings Bank to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to the first mortgage loans pledged, the Company had $8,293 of investment securities pledged at June 30, 1998. Certain advances are subject to restrictions or penalties in the event of prepayment.

The scheduled principal reduction of borrowings at June 30, 1998, is as follows: 1999, $5,344; 2000, $4,042; 2001, $2,162; 2002, $2,317; 2003,
$4,189; and 2004 and later, $11,434.


-     INCOME TAX

YEAR ENDED JUNE 30                                     1998              1997              1996
--------------------------------------------------------------------------------------------------
Income tax expense (benefit)
   Currently payable
     Federal                                         $(1,803)           $(515)            $1,174
     State                                                (2)             (53)               416
   Deferred
     Federal                                          (2,382)             240                244
     State                                            (1,007)              73                 52
                                                  ------------------------------------------------

       Total income tax expense (benefit)            $(5,194)           $(255)            $1,886
                                                  ================================================

Reconciliation of federal statutory to actual
   tax expense (benefit)
   Federal statutory income tax at 34%               $(4,076)          $  (48)            $1,741
   Effect of state income taxes                         (666)              13                309
   Affordable housing tax credits and other             (449)            (221)              (177)
   Other, net                                             (3)               1                 13
                                                  ------------------------------------------------

       Actual tax expense (benefit)                  $(5,194)           $(255)            $1,886
                                                  ================================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


A cumulative deferred tax asset is included in other assets at June 30, 1998 and a cumulative deferred tax liability is included in other liabilities at June 30, 1997. The components of the asset and liability are as follows:

JUNE 30                                                               1998              1997
-------------------------------------------------------------------------------------------------
ASSETS
   Differences in accounting for certain accrued liabilities        $    15           $    17
   Allowance for loan losses                                          2,120               792
   Loan fees                                                            100               110
   Unrealized gain/loss on available-for-sale securities                 27                49
   Alternative minimum tax credit                                       200
   Low income housing credit carryforward                               969
   State net operating loss carryforward                                699
   Federal net operating loss carryforward                              323
   Other                                                                 26                44
                                                                 --------------------------------
         Total assets                                                 4,479             1,012
                                                                 --------------------------------

LIABILITIES
   Depreciation                                                         (40)              (31)
   State income tax                                                    (239)
   Differences in basis of FHLB stock                                   (66)              (66)
   Basis differential on certain partnership interests                 (834)             (767)
   Differences in accounting for mortgage servicing rights              (90)             (285)
   Differences in accounting for other real estate                                        (16)
   Differences in accounting for loan sales                                                (5)
                                                                 --------------------------------
         Total liabilities                                           (1,269)           (1,170)
                                                                 --------------------------------

                                                                     $3,210           $  (158)
                                                                 ================================

At June 30, 1998, the Company has a federal net operating loss carryforward for tax purposes of $949. This loss carryforward expires in the year 2013. The Company has a state net operating loss carryforward for tax purposes of $8,218. This loss carryforward expires in the year 2013. The Company has low income housing credit carryforwards of $969. These carryforwards expire in varying amounts through the year 2013. In addition, the Company has an alternative minimum tax credit carryforward of $200.

Retained earnings include approximately $1,870 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $635.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     REGULATORY CAPITAL

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At June 30, 1998 and 1997, the Bank is categorized as well capitalized and met all subject capital adequacy requirements at those dates; however, the Savings Bank's primary regulatory agency, the Office of Thrift Supervision (OTS) following its regularly scheduled examination, notified the Savings Bank verbally in August 1998 that its capital needs to be increased, based on asset quality concerns raised during its examination.

The Bank's actual and required capital amounts and ratios are as follows:

                                                                              REQUIRED FOR               TO BE WELL
                                                       ACTUAL               ADEQUATE CAPITAL*           CAPITALIZED*
                                             -------------------------------------------------------------------------------
                                                 AMOUNT        RATIO       AMOUNT       RATIO        AMOUNT       RATIO
                                             -------------------------------------------------------------------------------
AS OF JUNE 30, 1998
   Total risk-based capital* (to risk-
     weighted assets)                            $19,041        10.79%      $14,111       8.00%      $17,639       10.00%
   Core capital* (to risk-weighted assets)        11,961         6.78         7,056       4.00        10,583        6.00
   Core capital* (to adjusted total assets)       11,961         6.31         7,581       4.00         9,476        5.00

AS OF JUNE 30, 1997
   Total risk-based capital* (to risk-
     weighted assets)                            $22,826        10.74%      $17,004       8.00%      $21,255       10.00%
   Core capital* (to risk-weighted assets)        16,245         7.64         8,502       4.00        12,753        6.00
   Core capital* (to adjusted total assets)       16,245         6.93         9,381       4.00        11,726        5.00

*As defined by regulatory agencies

The Bank's tangible capital at June 30, 1998 was $11,961, which amount was 6.31 percent of tangible assets and exceeded the required ratio of 1.5 percent.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     DIVIDEND, CAPITAL AND OTHER RESTRICTIONS

The Company's principal source of income and funds is dividends from the Savings Bank and is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, the OTS regulations set restrictions on the amount of dividends the Savings Bank may pay and the OTS has restricted any payment of dividends by the Savings Bank to the Company without its prior approval.

The OTS has also notified the Company that it plans to restrict the Company from appointing directors or members of senior executive management without OTS approval, and that it plans to restrict all types of commercial lending until approved to do so by the OTS.


-     STOCKHOLDERS' EQUITY

Stockholders' equity and all share data have been adjusted for the 10 percent stock dividend declared on April 24, 1996 and distributed on May 27, 1996.

In connection with the Company's first debt and equity rights offering completed April 30, 1994, the Company reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant and expire on April 30, 2004. At June 30, 1998, a total of 397,218 of the shares originally reserved had been issued and 18,282 remained reserved and unissued.

In connection with the Company's second debt and equity offering completed on January 31, 1995, the Company reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant and expire on January 31, 2005. At June 30, 1998, a total of 337,029 of the shares originally reserved had been issued and 9,471 remained reserved and unissued.

On September 22, 1997, the Company filed Schedule 13E4 with the Securities and Exchange Commission regarding a warrant tender offer to holders of its 1994 and 1995 warrants. The offer and withdrawal rights expired on October 31, 1997. The Company decreased the exercise price, upon the terms and subject to the conditions set forth in the Letter of Transmittal, to $3.70 for the 1994 warrants and $4.04 for the 1995 warrants. The proceeds from the exercise of the warrants under this offer totaled $2.5 million.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     COMMITMENTS AND CONTINGENT LIABILITIES

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower. At June 30, 1998 and 1997, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $17,169 and $30,363.

During a recent examination of the Company by the OTS, the OTS reviewed the letters of credit and used a different methodology than what had previously been used by management in assessing credit risk associated with the letters of credit. The Company, in adopting the OTS methodology, recorded a $6.8 million valuation allowance associated with these off-balance sheet assets. As of June 30, 1998, none of these letters of credit had been presented for payment to the Company.

The Company has issued standby letters of credit on affordable housing developments in which one of the Company's subsidiaries has a partnership interest. The letters of credit secure tax exempt bond issues and other permanent financing of limited partnerships in which one of the Company's subsidiaries owns a 1 percent general partner interest. The amount outstanding on the letters of credit at June 30, 1998 and 1997 was $19,423 and $19,432.

The Company has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with the Company. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships. The amount outstanding on the letters of credit at June 30, 1998 and 1997 was $36,031 and $34,985. The Company also has standby letters of credit to guarantee the performance of a customer to a third party. The amount outstanding on the letters of credit at June 30, 1998 and 1997 was $1,034 and $916.

The Company, in its role as general partner on various affordable housing developments through its subsidiaries, is committed to advance certain amounts to limited partnerships. These commitments potentially include short-term loans to the limited partners or an increase in the general partner's equity investment.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


The Company has entered into a change in control agreements with three of its employees which provide for the continuation of a multiple of the employee's existing salary and certain benefits for a two-year period of time under certain conditions following a change in control.

The Federal Financial Institutions Examination Council has established Year 2000 compliance requirements and timetables for the banking industry. Those standards require that a series of procedures be performed by financial institutions that, if done correctly and on time, should reduce the risk of noncompliance with Year 2000.

The Company, at June 30, 1998, has not met certain of those requirements in a timely manner but is in the process of completing the required procedures. The Company cannot provide any assurance that the effect of Year 2000 will not be material to the Company's financial position or operating results.

The Company and subsidiaries are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


-     BENEFIT PLANS

The Company is a participant in the Financial Institutions Retirement Fund
(FIRF). This defined-benefit plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 1997, the date of the latest actuarial valuation. The plan provides pension benefits for substantially all of the Company's employees. The Company recorded pension expense of $64 in 1997, with no expense recorded in 1998 or 1996.

The Company has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 25% up to 6% of the participant's salary. The Company's expense for the plan was $19, $28 and $27 for 1998, 1997 and 1996.


-     STOCK OPTION PLANS

Under the Company's stock option plans, the Company grants stock option awards which vest and become exercisable at various dates. In November 1997, the Company authorized the grant of options for up to 71,531 shares of the Company's common stock. The exercise price of each option was greater than the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB Opinion No. 25, SFAS No. 123 requires proforma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that statement. The Company did not grant any options during the year ended June 30, 1997, therefore no proforma disclosures were required. The proforma effect on net income and earnings per share of the options granted in 1998 were not materially different from those presented on the consolidated statement of income.

The following is a summary of the status of the Company's stock option plans and changes in the plans as of and for the years ended June 30, 1998, 1997 and 1996.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


INCENTIVE STOCK OPTION PLAN
The Company had an incentive stock option plan that expired on November 17, 1997. There were no options granted or exercised during 1998 or 1997. The options that were outstanding at June 30, 1996 were canceled in 1997. A summary of the stock options activity for the incentive stock option plan for 1996 is as follows:

June 30                                                          1996
--------------------------------------------------------------------------

Shares under option
   Outstanding at beginning of year                             36,451
   Granted                                                       6,930
   Exercised                                                    30,621
                                                            --------------

   Outstanding at end of year                                   12,760
                                                            ==============

   Exercisable at end of year                                    8,602
                                                            ==============

Weighted option price per share
   Exercisable                                                  $10.33
   Exercised                                                      3.92
   Granted                                                       14.32

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


At June 30, 1998, there were 115,486 options available for grant. A summary of the stock options activity for the Directors' Plan is as follows:

JUNE 30                                      1998         1997          1996
------------------------------------------------------------------------------

Shares under option
   Outstanding at beginning of year         86,762       86,762        86,762
   Granted                                  31,531

   Outstanding at end of year              118,293       86,762        86,762

   Exercisable at end of year              118,293       86,762        86,762

Weighted option price per share
   Exercisable                             $  7.92        $6.50         $6.50
   Granted                                   11.81

1995 KEY EMPLOYEES' STOCK OPTION PLAN The 1995 Key Employees' Stock Option Plan (1995 Plan) provides for the granting of either incentive stock options (ISOs) pursuant to Section 422A of the Internal Revenue Code of 1986, as amended
(Code), or stock options which do not qualify as incentive stock options (ISOs), or any combination thereof. Options may be granted to key employees and officers of the Company and its subsidiaries.

The option price per share for ISOs will be not less than the fair market value of a share on the date the option is granted. The option price per share for ISOs granted to an employee owning 10 percent or more of the common stock of the Company will be not less than 110 percent of the fair market value of a share on the date the option is granted. The option price per share for ISOs will be determined by the compensation committee, but may not be less than 100 percent of the fair market value on the date of grant. A total of 236,500 shares have been reserved for issuance under the 1995 Plan.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


At June 30, 1998, there were 171,873 options available for grant. A summary of the stock options activity for the 1995 Plan is as follows:

JUNE 30                                           1998              1997
-----------------------------------------------------------------------------

Shares under option
   Outstanding at beginning of year              80,443            80,850
   Granted                                       40,000
   Exercised                                                          407
   Canceled                                     (56,223)

   Outstanding at end of year                    64,220            80,443

   Exercisable at end of year                    36,176            48,183

Weighted option price per share
   Exercisable                                   $10.68            $10.52
   Exercised                                                         9.63
   Granted                                        10.81


-     EARNINGS PER SHARE

                                          1998                             1997                           1996
                            ------------------------------------------------------------------------------------------------
                                         WEIGHTED    AMOUNT              Weighted    Amount             Weighted   Amount
                                         AVERAGE      PER                Average      Per                Average     Per
YEAR ENDED JUNE 30            INCOME      SHARES     SHARE     Income     Shares     Share     Income    Shares     Share
---------------------------------------------------------------------------------------------------------------------------
Basic Earnings (Loss) Per
   Share
   Income available to
     common stockholders      $(6,794)   2,956,157  $(2.30)      $113   2,491,074     $.05     $3,235   2,453,275   $1.32
Effect of Dilutive
   Securities
   Options                                                                 26,869                          51,359
   Warrants                                                               137,238                         271,513
                            -----------------------------------------------------------------------------------------------
Diluted Earnings (Loss)
   Per Share
   Income available to
     common stockholders
     plus assumed
     conversions              $(6,794)   2,956,157  $(2.30)      $113   2,655,181     $.04     $3,235   2,776,147   $1.17
                            ===============================================================================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


Options to purchase 55,714, 55,113 and 2,772 shares of common stock at an average price of $11.81 and $10.81 for 1998, $10.42 for 1997 and $14.32 for 1996
were outstanding at June 30, 1998, 1997 and 1996 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

For the year ended June 30, 1998, the effect of 23,391 options and 32,859 warrants would had an anti-dilutive effect on earnings per share, if the Company would have had net income as opposed to a net loss, and, therefore, are not included in the earnings per share calculation.


-     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS--The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING DEPOSITS--The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES--Fair values are based on quoted market prices.

LOANS--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

INTEREST RECEIVABLE/PAYABLE--The fair values of interest receivable/payable approximate carrying values.

FHLB STOCK--The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the FHLB of Indianapolis are executed at par.

DEPOSITS--The fair values of non-interest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

SHORT-TERM BORROWINGS--The fair value of these borrowings is estimated using rates currently available to the Company for debt with similar terms and remaining maturities. These instruments adjust on a periodic basis and the carrying amount represents the fair value.

FHLB ADVANCES AND OTHER LONG-TERM DEBT--The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt. Long-term debt consists of adjustable instruments tied to a variable market interest rate.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


OFF-BALANCE-SHEET COMMITMENTS--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of the loan commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of the commitments to purchase and originate mortgage loans and to sell mortgage loans, which are immaterial, are reasonable estimates of the fair value of these financial instruments. The carrying amount of the standby letters of credit, which consist of a letter of credit valuation allowance of $6,778, is a reasonable estimate of the fair value of those off-balance sheet items.

The estimated fair values of the Company's financial instruments are as follows:

                                                                    1998                               1997
                                                     ---------------------------------------------------------------------
                                                           CARRYING           FAIR            Carrying           Fair
JUNE 30                                                     AMOUNT            VALUE            Amount            Value
--------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                              $   7,943         $   7,943        $   3,505          $  3,505
   Interest-bearing deposits                                      6                 6                6                 6
   Investment securities available for sale                   9,854             9,854           13,790            13,790
   Loans, net                                               156,683           155,108          203,183           201,600
   Interest receivable                                        1,129             1,129            1,518             1,518
   FHLB stock                                                 3,920             3,920            3,920             3,920

Liabilities
   Deposits                                                 148,939           149,135          181,787           181,864
   Short-term borrowings                                      2,531             2,531            5,191             5,191
   FHLB advances and other long-term debt                    29,488            29,542           38,089            37,995
   Interest payable                                             421               421              735               735
   Standby letters of credit                                  6,778             6,778

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            CONDENSED BALANCE SHEET

JUNE 30                                                          1998          1997
-----------------------------------------------------------------------------------------
ASSETS
   Cash on deposit                                            $     242     $      92
   Interest-bearing deposits                                          6             6
   Investment in subsidiaries                                    13,192        16,308
   Loans                                                          4,072         5,208
   Subordinated debentures and other loan
     receivables from subsidiaries                                6,063         5,813
   Income tax receivable                                          2,147           403
   Other assets                                                     577           750
                                                            -----------------------------

       Total assets                                             $26,299       $28,580
                                                            =============================

LIABILITIES
   Long-term debt                                               $15,195       $15,247
   Letter of credit valuation allowance                           3,289
   Other liabilities                                                300           397
                                                            -----------------------------
       Total liabilities                                         18,784        15,644
                                                            -----------------------------

STOCKHOLDERS' EQUITY
   Common stock                                                   3,127         2,487
   Capital surplus                                               10,799         8,708
   Stock warrants                                                    11           264
   Retained earnings (deficit)                                   (6,380)        1,508
   Net unrealized loss on securities available for sale             (42)          (31)
                                                            -----------------------------
       Total stockholders' equity                                 7,515        12,936
                                                            -----------------------------

       Total liabilities and stockholders' equity               $26,299       $28,580
                                                            =============================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


                         CONDENSED STATEMENT OF INCOME

YEAR ENDED JUNE 30                                                             1998             1997              1996
----------------------------------------------------------------------------------------------------------------------------
INCOME
   Dividends from subsidiaries                                               $   875           $2,500            $2,200
   Interest income                                                             1,089            1,092               978
   Other income                                                                   10              148               234
                                                                       -----------------------------------------------------
       Total income                                                            1,974            3,740             3,412
                                                                       -----------------------------------------------------

EXPENSE
   Interest expense                                                            1,402            1,397             1,364
   Provision for loan losses                                                   1,092               75
   Letter of credit valuation provision                                        3,289
   Other expenses                                                                555              619               611
                                                                       -----------------------------------------------------
       Total expense                                                           6,338            2,091             1,975
                                                                       -----------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAX AND EQUITY IN
   UNDISTRIBUTED (DISTRIBUTIONS IN EXCESS OF)
   INCOME OF SUBSIDIARIES                                                     (4,364)           1,649             1,437

INCOME TAX BENEFIT                                                            (2,075)            (337)             (302)
                                                                       -----------------------------------------------------

INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED (DISTRIBUTIONS IN EXCESS
   OF) INCOME OF SUBSIDIARIES                                                 (2,289)           1,986             1,739

EQUITY IN UNDISTRIBUTED (DISTRIBUTIONS IN EXCESS OF) INCOME OF
   SUBSIDIARIES                                                               (4,505)          (1,873)            1,496
                                                                       -----------------------------------------------------

NET INCOME (LOSS)                                                            $(6,794)        $    113            $3,235
                                                                       =====================================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


                       CONDENSED STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30                                                              1998            1997              1996
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss)                                                          $(6,794)        $    113          $ 3,235
   Adjustments to reconcile net income (loss) to net
     cash provided (used) by operating activities
     Depreciation and amortization                                                 40               37                4
     Provision for loan losses                                                  1,092               75
     Letter of credit valuation provision                                       3,289
     Undistributed net income of subsidiaries                                   4,505            1,873           (1,496)
     (Increase) decrease in other assets                                       (1,611)            (491)             392
     (Increase) decrease in other liabilities                                  (1,045)             128             (183)
                                                                        ----------------------------------------------------
     Net cash provided (used) by operating activities                            (524)           1,735            1,952
                                                                        ----------------------------------------------------

INVESTING ACTIVITIES
   Decrease in interest-bearing deposits in other banks                                              1
   Capital contributions to subsidiaries                                       (1,400)             (80)
   Advance on note to subsidiary                                                 (250)                           (1,058)
   Principal payments received on notes from subsidiaries                                          120
   Net (increase) decrease in loans                                             1,084               58           (1,309)
                                                                        ----------------------------------------------------
     Net cash provided (used) by investing activities                            (566)              99           (2,367)
                                                                        ----------------------------------------------------

FINANCING ACTIVITIES
   Payment of long-term debt                                                      (52)             (70)
   Proceeds from issuance of long-term debt                                                                       1,270
   Proceeds from exercise of stock options                                                           4              109
   Proceeds from exercise of stock warrants                                     2,492               35              632
   Cash dividends                                                              (1,186)          (1,745)          (1,729)
   Purchase of treasury stock                                                     (14)            (126)
                                                                        ----------------------------------------------------
     Net cash provided (used) by financing activities                           1,240           (1,902)             282
                                                                        ----------------------------------------------------

CHANGE IN CASH                                                                    150              (68)            (133)

CASH, BEGINNING OF YEAR                                                            92              160              293
                                                                        ----------------------------------------------------

CASH, END OF YEAR                                                            $    242         $     92          $   160
                                                                        ====================================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands)


-     BUSINESS SEGMENT INFORMATION

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

Presented below is condensed financial information relating to the Company's business segments:

JUNE 30                                            1998              1997             1996
-----------------------------------------------------------------------------------------------
Revenue
   Banking                                      $  19,443        $  22,958         $  25,190
   Real estate development and management             774            1,181             4,519
                                             --------------------------------------------------

                                                $  20,217        $  24,139         $  29,709
                                             ==================================================
Operating Profit
   Banking                                      $  (4,102)       $     682         $   1,416
   Real estate development and management          (2,692)            (569)            1,819
                                             --------------------------------------------------

                                                $  (6,794)       $     113         $   3,235
                                             ==================================================
Identifiable Assets
   Banking                                      $ 187,326        $ 228,181         $ 250,466
   Real estate development and management           9,720           11,820            11,750
                                             --------------------------------------------------

                                                $ 197,046        $ 240,001         $ 262,216
                                             ==================================================
Depreciation and Amortization
   Banking                                      $     430        $     354         $     282
   Real estate development and management              19               70                77
                                             --------------------------------------------------

                                                $     449        $     424         $     359
                                             ==================================================
Capital Expenditures
   Banking                                      $     103        $   1,106         $   1,569
   Real estate development and management               8              127               809
                                             --------------------------------------------------

                                                $     111        $   1,233         $   2,378
                                             ==================================================

         CORPORATE INFORMATION

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES


TOLL-FREE SHAREHOLDER
INQUIRIES:  1-800-280-8280
If you have inquiries or questions regarding your Fidelity Federal Bancorp Shareholder account, call shareholder relations at 1-800-280-8280 or 812-469-2100 ext. 16.

STOCK TRANSFERS, DIVIDEND PAYMENTS
DIVIDEND REINVESTMENT

Fidelity Federal Bancorp
Attn:  Shareholder Relations
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584

Fidelity Federal Bancorp offers its Common shareholders a no-cost way in which to reinvest cash dividends. For additional information about this plan, contact us at the above address or phone number.

FINANCIAL INFORMATION

If you are seeking financial information, contact:
Donald R. Neel, Executive Vice President,
CFO, and Treasurer
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584
812-469-2100 ext. 14


All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc. should be directed to:
Shareholder Relations
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584
812-469-2100 ext. 16

INTERNET

Information on Fidelity Federal Bancorp is available on the Internet at: http://WWW.UFB-FFED.COM

COMMON STOCK INFORMATION
NASDAQ National Market System
Ticker Symbol:  FFED

MARKET MAKERS

Natcity Investments, Inc.
Howe Barnes Investments, Inc.
Knight Securities L.P.

PRODUCTS AND SERVICES
For specific information on products and services offered by the Company's banking subsidiary, United Fidelity Bank, fsb, call 1-800-280-8280 or (812) 424-0921. For specific information on any of the Village Housing affordable housing developments, contact Village Management Corporation
(812) 469-2100, ext.  20

CORPORATE HEADQUARTERS
Fidelity Federal Bancorp
700 S. Green River Road, Suite 2000
PO Box 5584
Evansville, IN  47716-5584
1-800-280-8280
812-469-2100

ANNUAL MEETING

Monday, November 30, 1998
9:00 am (Central Time)
United Fidelity Bank, fsb, downtown
18 NW Fourth Street, 2nd floor
Evansville, Indiana

         CORPORATE INFORMATION

                               BOARD OF DIRECTORS

CURT J. ANGERMEIER
Attorney
Director, United Fidelity Bank, fsb
Director, Village Securities Corporation

WILLIAM R. BAUGH
Chairman Emeritus, Fidelity Federal Bancorp
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

BRUCE A. CORDINGLEY
Director, United Fidelity Bank, fsb
Director, The Village Companies
President, Pedcor Investments
Director, International City Bank, N.A. (Long Beach, CA)

JACK CUNNINGHAM
Chairman, Director and Secretary, United Fidelity Bank, fsb
Chairman and Secretary, Fidelity Federal Bancorp
Director and Officer, The Village Companies
Port of Evansville Wharfmaster

M. BRIAN DAVIS
President and Chief Executive Officer, Fidelity Federal Bancorp
President, Chief Executive Officer and Director, United Fidelity Bank, fsb Director and Officer, The Village Companies
President, Southern Investment Corporation

ROBERT F. DOERTER
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

DONALD R. NEEL, CPA
Executive Vice President, Chief Financial Officer and Treasurer, Fidelity
    Federal Bancorp
Executive Vice President, Chief Operating Officer and Director, United Fidelity
    Bank, fsb
Director and Officer, The Village Companies

BARRY A. SCHNAKENBURG
President, U.S. Industries Group, Inc.
President, Barry Inc.
Director, United Fidelity Bank, fsb
Director, Village Capital Corporation

         CORPORATE INFORMATION

                            FIDELITY FEDERAL BANCORP
                                    OFFICERS

JACK CUNNINGHAM
Chairman and Secretary

M. BRIAN DAVIS
Vice Chairman, President
and Chief Executive Officer

DONALD R. NEEL, CPA
Executive Vice President,
Chief Financial Officer and Treasurer

KEITH E. ROUNDER
Vice President, Corporate Counsel

MARK A. ISAAC
Vice President, Controller

WILLIAM M. MCCUTCHAN
Vice President, Loan Review

NANCY K. SWEAZEY
Assistant Vice President, Human Resources

SHANON L. DELONG
Internal Auditor

DEBBIE M. FRITZ
Assistant Vice President,
Shareholder Relations Officer

                           UNITED FIDELITY BANK, FSB
                                    OFFICERS


JACK CUNNINGHAM
Chairman and Secretary

M. BRIAN DAVIS
Vice Chairman, President and
Chief Executive Officer

DONALD R. NEEL, CPA
Executive Vice President,
Chief Operating Officer and Treasurer

TERRY G. JOHNSTON
Executive Vice President,
Senior Lending Officer

KIRBY W. KING
Senior Vice President, Retail Banking

MARK A. ISAAC
Vice President, Chief Financial Officer

ROGER C. BAUGH
Vice President, Special Services

KAREN F. CARTER
Vice President, Commerical Lending

DALE HOLT
Vice President, Consumer Loans

SCOTT E. KLUEH
Vice President, Loan Originations

DAVID K. OGG
Vice President, Mortgage Lending

ANTHONY W. FREELS
Assistant Vice President, Loan Servicing

DANIEL R. GARNESS
Assistant Vice President, Loan Administrator

BARBARA A. LUCKETT
Assistant Vice President, Branch Manager

KIMBERLY J. LUDWIG
Assistant Vice President, Consumer Loans

DIANE T. TABOR
Assistant Vice President, Assistant Controller

CHRISTOPHER A. VITON
Assistant Vice President, Consumer Loans

CHERYL L. WOLF
Assistant Vice President, Deposit Servicing

BEVERLY A. WINTERNHEIMER
Assistant Vice President, Branch Manager

         CORPORATE INFORMATION

                          VILLAGE CAPITAL CORPORATION
                                    OFFICERS

JACK CUNNINGHAM
Chairman

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Executive Vice President and Treasurer

BRADLEY E. PARKER
Senior Vice President

MARK A. ISAAC
Secretary

                         VILLAGE SECURITIES CORPORATION
                                    OFFICERS

JACK CUNNINGHAM
Chairman

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Senior Vice President and Treasurer

MARK A. ISAAC
Secretary

                         VILLAGE INSURANCE CORPORATION
                                    OFFICERS

M. BRIAN DAVIS
Chairman, President and
Chief Executive Officer

BARRY A. SCHNAKENBURG
Executive Vice President

CURT ANGERMEIER
Senior Vice President

ROGER C. BAUGH
Vice President

DONALD R. NEEL, CPA
Treasurer

MARK A. ISAAC
Secretary

                          VILLAGE HOUSING CORPORATION
                                    OFFICERS

JACK CUNNINGHAM
Chairman

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Senior Vice President and Treasurer

BRADLEY E. PARKER
Senior Vice President

TIMOTHY J. WAGNER
Vice President and Controller

MARK A. ISAAC
Secretary

         CORPORATE INFORMATION

                         VILLAGE MANAGEMENT CORPORATION
                                    OFFICERS

M. BRIAN DAVIS
Chairman, President and
Chief Executive Officer

JACK CUNNINGHAM
Vice Chairman

MORGAN B. FULTON
Senior Vice President, Area Manager

JULIEANNE NONTE
Senior Vice President, Area Manager

DONALD J. FUCHS, ESQ
Vice President (Village Title Co.)

HELEN L. DYE
Assistant Vice President, Collections

HOWARD G. FINK
Assistant Vice President, Collections

JOHN A. STEWART
Assistant Vice President

DONALD R. NEEL, CPA
Treasurer

MARK A. ISAAC
Secretary

                   VILLAGE COMMUNITY DEVELOPMENT CORPORATION
                                    OFFICERS

JACK CUNNINGHAM
Chairman and Executive Vice President

M. BRIAN DAVIS
President and Chief Executive Officer

DONALD R. NEEL, CPA
Senior Vice President and Treasurer

BRADLEY E. PARKER
Senior Vice President

MARK A. ISAAC
Secretary

                     VILLAGE AFFORDABLE HOUSING CORPORATION
                                    OFFICERS

JACK CUNNINGHAM
Chairman and Secretary

M. BRIAN DAVIS
Vice Chairman and President

DONALD R. NEEL
Treasurer