Form 10-K, Exhibit 13
period 2000-12-31
FIDELITY FEDERAL BANCORP
filed 2001-03-30
CIK 910492

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                              Financial Highlights
             (Dollars in Thousands, Except Share and Per Share Data)

                                                                            Six months
                                                            December 31,      ended
                                                                2000        December 31,       Change
                                                                               1999
------------------------------------------------------------------------------------------------------
Per Share
  Basic net income (loss)                                   $      (.29)    $      (.66)       (56.06)%
  Diluted net income (loss)                                        (.29)           (.66)       (56.06)
  Book value at year end                                           1.90            1.72         10.47
  Market price (bid) at year end                                   1.31            1.25          4.80

For the Year
  Net interest income                                       $     3,643     $     1,751        108.05%
  Provision for loan losses                                         670           1,345        (50.19)
  Non-interest income                                             1,816           1,001         81.42
  Non-interest expense                                            7,314           5,148         42.07
  Net income (loss)                                              (1,156)         (2,070)       (44.15)

At Year End
  Total assets                                              $   166,466     $   171,457         (2.91)%
  Loans (net)                                                   107,842          96,919         11.27
  Total deposits                                                126,944         135,016         (5.98)
  Total stockholders' equity                                      8,775           5,427         61.69

Averages
  Total assets                                              $   163,925     $   170,719         (3.98)%
  Total earning assets                                          146,492         155,301         (5.67)
  Total loans                                                   106,599         108,455         (1.71)
  Total deposits                                                124,970         128,882         (3.04)
  Total stockholders' equity                                      7,164           7,992        (10.36)

Profitability Ratios
  Return on average assets                                         (.71)%         (2.41)%
  Return on average stockholders' equity                         (16.14)         (51.37)
  Net interest margin                                              2.49            2.24

Loan Quality Ratios
  Net charge offs to average loans                                 (.72)%          5.20%
  Allowance for loan losses to loans at end of period              1.75            2.04
  Valuation allowance for letters of
     credit to total letters of credit                            11.80           13.00

Savings Bank Capital Ratios
  Tangible capital to adjusted total assets                        8.42%           6.80%
  Risk-based capital ratios
    Tier I capital                                                10.31            9.10
    Total capital                                                 13.80           14.30

Other Data
  Average common and common equivalent shares outstanding     4,057,168       3,147,662
  Number of full-time equivalent employees at year end               66              90
  Number of banking offices                                           5               4

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                           Letter To Our Shareholders

Your company, Fidelity Federal Bancorp, is the parent company of United Fidelity Bank, fsb, which is a community bank providing financial services through its five banking offices in the Evansville area.

Your company saw significant change during the year 2000, including:

o The completion of the stock sale to Pedcor Holdings, LLC, which raised $4.3 million in equity capital for Fidelity Federal;
o The opening by United Fidelity Bank of a new branch banking office in Warrick County;
o The adoption and ongoing implementation of a strategic plan which provides for significant improvement in overall profitability and balance sheet quality;
o    The reduction in outstanding bank debt of the parent company, Fidelity
     Federal;
o An increased focus by United Fidelity Bank on core banking activities, including our consumer lending area;
o The successful implementation of "Y2K" procedures at the beginning of the year with no disruptions to service;
o An increased level of community involvement by Fidelity Federal and its associates;
o    An improvement in the tangible capital ratio of United Fidelity Bank, and
o A return to profitable operations for Fidelity Federal in the fourth quarter of 2000.

Much of this change resulted from our continuing commitment to providing an unsurpassed level of service to our customers and our community. Our mission statement provides:

United Fidelity Bank shall be the premier community banking institution providing financial services for our market by surpassing customer expectations and fulfilling community needs in a manner that enhances value.

We recognize that although improvements were made in 2000, there is still much work to be completed. Over the course of 2001, we will continue our efforts to improve the quality of our balance sheet. We also plan to upgrade our data processing systems and product delivery channels to further enhance the level of our customer service. The opening of our new banking office serving the growing Warrick County area marks the first new office of United Fidelity in many years. This office will be a focal point for management in 2001 as we introduce our products and our level of customer service to the Warrick County area.

In closing, we recognize that the accomplishments of the past year could not have been completed without the exceptional efforts of our associates, who are committed to maximizing both the value of your investment and our impact in the community. We also would like to extend our collective thanks to our shareholders for their continuing support of our efforts.



Jack Cunningham                                           Donald R. Neel
Chairman                                                  President and CEO
Fidelity Federal Bancorp                                  United Fidelity Bank

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                                 MARKET SUMMARY
             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Fidelity's common stock is traded on the NASDAQ National Market System under the symbol FFED. The following table sets forth, for the periods indicated, the high and low bid prices per share as reported by NASDAQ. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions and may not represent actual transactions.

                                   2000                      1999
                       ------------------------------------------------------
                         Common Stock Bid Prices    Common Stock Bid Prices
                       ------------------------------------------------------
Year Ended June 30          High          Low         High           Low
-----------------------------------------------------------------------------

First quarter             $3 5/16       $1 1/4       $3 1/16       $2 5/8
Second quarter              2 7/8        1 3/4         2 7/8        1 1/4
Third quarter               2 5/8            2
Fourth quarter              2 1/8        1 1/4

We have not paid any cash dividends on our common stock since July 6, 1998 and do not anticipate paying cash dividends in the foreseeable future, since we are dependent upon United for funds for dividends and, under the terms of the Supervisory Agreement, United cannot pay a dividend to Fidelity without approval of the OTS. For the foreseeable future, we anticipate that United will retain any earnings which it generates or, subject to OTS approval, pay a portion of these earnings to us in order for us to service our existing debt. Unlike United, Fidelity is not subject to any regulatory restriction on future dividends. Fidelity's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. Refer to the "Other Restrictions" footnote in Fidelity's consolidated financial statements for further details.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Selected Statistical Information
             (Dollars in Thousands, Except Share and Per Share Data)

                                                           Six months
                                                             ended
                                          December 31,    December 31,      June 30,        June 30,        June 30,
Selected Financial Data as of                 2000            1999            1999            1998            1997
---------------------------------------------------------------------------------------------------------------------
  Total assets                            $   166,466     $   171,457     $   172,253     $   197,046     $   240,819
  Interest-bearing deposits                    14,718          22,911          14,668           6,266           1,765
  Investment securities available              21,001          24,305          27,325           9,854          13,790
    for sale
  Loans, net                                  107,842          96,919         110,436         156,683         203,183
  Deposits                                    126,944         135,016         128,596         148,939         181,787
  Short-term borrowings                            28              89             128           2,531           5,191
  Long-term debt                               23,842          23,504          29,149          29,488          38,089
  Stockholders' equity                          8,775           5,427           7,814           7,515          12,936

Selected Operations Data for Year Ended
  Interest income                         $    12,100     $     6,019     $    14,094     $    17,192     $    20,282
  Interest expense                              8,457           4,268           9,730          11,586          13,831
                                          ---------------------------------------------------------------------------
  Net interest income                           3,643           1,751           4,364           5,606           6,451
  Provision for loan losses                       670           1,345            (138)          4,543             975
                                          ---------------------------------------------------------------------------
  Net interest income after
    provision                                   2,973             406           4,502           1,063           5,476
    for loan losses
  Non-interest income                           1,816           1,001           2,663           3,025           3,856
  Non-interest expense                          7,314           5,148           6,878          16,076           9,474
                                          ---------------------------------------------------------------------------
  Income (loss) before income tax              (2,525)         (3,741)            287         (11,988)           (142)
  Income tax expense (benefit)                 (1,369)         (1,671)           (338)         (5,194)           (255)
                                          ---------------------------------------------------------------------------

  Net income (loss)                       $    (1,156)    $    (2,070)    $       625     $    (6,794)    $       113
                                          ===========================================================================

Selected Financial Ratios
  Return on average assets                       (.71)%         (2.41)%           .33%          (3.12)%           .04%
  Return on stockholders' equity               (16.14)         (51.37)           7.58          (50.68)            .83
  Net interest margin                            2.49            2.24            2.48            2.79            2.72
  Net interest spread                            2.38            2.05            2.24            2.62            2.57
  Tangible equity to assets at year              8.42            6.78            8.49            6.31            6.93
    end
  Allowance for loan losses to loans             1.75            2.04            3.09            1.91             .87
  Allowance for loan losses to
    non-performing loans                       222.27          179.96           69.57          532.11          624.91
  Dividend payout ratio                           N/A             N/A             N/A             N/A        1,500.00

Per Share Data
  Diluted net income (loss)               $      (.29)    $      (.66)    $       .20     $     (2.30)    $       .04
  Basic net income (loss)                        (.29)           (.66)            .20           (2.30)            .05
  Cash dividends declared                                                                         .35             .60
  Book value at year end                         1.90            1.72            2.48            2.40            5.20
  Closing market price (bid) at year             1.31            1.25            2.88            6.50            8.75
    end
  Number of average common and
    common equivalent shares                4,057,168       3,147,662       3,143,179       2,956,157       2,655,181
    outstanding

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition
General

Fidelity Federal Bancorp ("Fidelity"), incorporated in 1993 under the laws of the State of Indiana, is a registered savings and loan holding company with its principal office in Evansville, Indiana. Fidelity's savings bank subsidiary, United Fidelity Bank, fsb ("United"), was organized in 1914 and is a federally-chartered stock savings bank located in Evansville, Indiana, and is regulated by the Office of Thrift Supervision ("OTS"). Fidelity, through its savings bank subsidiary, is engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer, commercial, and mortgage loans, and in investment and money market securities. Village Affordable Housing Corporation, the other subsidiary of Fidelity, was formed during the third quarter of fiscal 1998 for the purpose of owning interests in real estate housing, and recently, in 2001, acquired certain real estate from United and its subsidiaries to assist in United's divestiture efforts.

United's subsidiaries, Village Housing Corporation and Village Management Corporation (the "Affordable Housing Group"), and Village Capital Corporation, have been involved in various aspects of financing, owning, developing, and managing affordable housing projects. Currently, they are involved only in the business of owning affordable housing properties. In May 2000, Pedcor Management Corporation, an affiliate of Pedcor Holdings, LLC, began providing management and certain accounting services for the properties previously managed by Village Management Corporation. Village Management completed this transition by the end of June 2000 and is currently inactive. Village Capital Corporation has earned fees by providing real estate mortgage banking services but has not provided any new services for the past two years. Another subsidiary of United, Village Insurance Corporation, receives fee income for credit life and accident health insurance sales.

In January 2000, Fidelity signed a definitive stock purchase agreement, as amended and restated in April 2000, to sell 1,460,000 shares of its common stock to Pedcor Holdings, LLC, a limited liability company ("Pedcor"). One of the principals of Pedcor, Bruce A. Cordingley, was a director of Fidelity until his resignation as a director in December 1999.

In May 2000, the shareholders ratified the approval of the stock purchase agreement. The consideration paid by Pedcor included $3,000,000 in cash ($3.00 per share), a five-year guarantee to United in an aggregate amount up to $1,500,000 against any negative cash flow from operations of certain specified affordable housing properties in United's portfolio, and an agreement to provide management and certain accounting services for the specified properties for ten years at no fee to United or Fidelity. In addition, three Pedcor principals (including Cordingley) were named to Fidelity's board of directors.

In December 1999, Fidelity's Board of Directors voted to change Fidelity's fiscal year end from June 30 to December 31. Accordingly, the following discussion analyzes the results of operations for the six months ended December 31, 1999 compared to the twelve months ended December 31, 2000 and June 30, 1999 (fiscal 1999) and the financial position as of December 31, 2000 to the financial position as of December 31, 1999. Fluctuations in the results of operations are significant in part because there are two quarters less in the period ended December 31, 1999 compared to calendar year 2000 and fiscal 1999. All references to percentage changes in income or expense items have been annualized.

The following table details average balances, interest income/expense and average rates/yield for Fidelity's earning assets and interest bearing liabilities for the year ended and six months ended December 31, 2000 and 1999, and year ended June 30, 1999. The average rates for the six months ended December 31, 1999 were adjusted to reflect annualized percentages.

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

                 Average Balance Sheet and Net Interest Analysis
            (Dollars In Thousands on Fully Taxable Equivalent Basis)

                                    December 2000                   December 1999                     June 1999
                           -------------------------------------------------------------------------------------------------
                             Average              Average    Average               Average   Average                Average
Year Ended:                 Balances    Interest   Rates    Balances    Interest    Rates   Balances   Interest      Rates
----------------------------------------------------------------------------------------------------------------------------
Assets
   Federal funds sold and
     other short-term money $ 13,909    $   873     6.28%   $ 17,069     $  454     5.28%   $ 18,962    $   964      5.08%
     market investments
   Investment securities
     available for            22,658      1,518     6.70      25,857        849     6.51      15,455        955      6.18
     sale-taxable
   Loans held for sale
   Federal Home Loan Bank
     stock                     3,326        273     8.21       3,920        158     8.00       3,920        314      8.01
   Loans (1) (2)
     Commercial loans          3,273        341    10.42       5,512        276     9.93       8,055        791      9.82
     Multi-family loans       13,435      1,399    10.41      24,525      1,026     8.30      33,918      2,999      8.84
     Home equity loans         4,635        465    10.03       4,959        250    10.00       4,914        490      9.97
     Real estate mortgages    50,196      3,926     7.82      51,414      1,944     7.50      63,980      4,956      7.75
     Consumer loans           35,060      3,305     9.43      22,045      1,062     9.56      26,926      2,625      9.75
                           ----------------------          ----------------------          -----------------------
       Total loans           106,599      9,436     8.85     108,455      4,558     8.33     137,793     11,861      8.61
                           ----------------------          ----------------------          -----------------------
       Total earning assets  146,492     12,100     8.26     155,301      6,019     7.69     176,130     14,094      8.00
   Allowance for loan         (1,989)                         (2,868)                         (3,414)
     losses
   Cash and due from banks     2,893                           4,193                           2,680
   Premises and equipment      5,145                           5,747                           5,749
   Other assets               11,384                           8,346                          10,426
                           ----------                      ----------                      ----------
       Total assets         $163,925                        $170,719                        $191,571
                           ==========                      ==========                      ==========

Liabilities
   Interest-bearing
     deposits
     Interest-bearing      $   17,159   $   551     3.21%   $ 19,107     $  327     3.39%   $ 20,436    $   716      3.50%
       checking
     Money market accounts      2,058        41     1.99       2,545         26     2.03       2,733         61      2.23
     Savings accounts           4,349        98     2.25       4,657         53     2.26       5,082        118      2.32
     Certificates of
       deposit                 96,268     5,752     5.98      96,476      2,745     5.64     112,539      6,572      5.84
                           ----------------------          ----------------------          -----------------------
       Total
         interest-bearing
          deposits            119,834     6,442     5.38     122,785      3,151     5.09     140,790      7,467      5.30

   Federal funds purchased

   Other borrowings           14,396      1,375     9.55      16,505        760     9.13      15,167      1,384      9.13

   Federal Home Loan Bank
       advances                9,488        640     6.75      10,844        357     6.53      13,103        879      6.71
                           ----------------------          ----------------------          -----------------------

       Total
         interest-bearing    143,718      8,457     5.88     150,134      4,268     5.64     169,060      9,730      5.76
           liabilities
   Non-interest bearing
     demand deposits           5,136                           6,097                           5,724
   Advances by borrowers
     for taxes and insurance     421                             463                             457
   Other liabilities           7,486                           6,033                           8,079
                           ----------                      ----------                      ----------
     Total liabilities       156,761                         162,727                         183,320

Stockholders' Equity           7,164                           7,992                           8,251
                           ----------                      ----------                      ----------
   Total liabilities and
      stockholders' equity  $163,925                        $170,719                        $191,571
                           ==========                      ==========                      ==========

   Recap: (2)
       Interest income                   12,100     8.26%                 6,019     7.69%                14,094       8.00%
       Interest expense                   8,457     5.77                  4,268     5.45                  9,730       5.52
                                      --------------------            --------------------             ---------------------
       Net interest
          income/margin                 $ 3,643     2.49%               $ 1,751     2.24%               $ 4,364       2.48%
                                      ====================            ====================             =====================
Interest rate spread (3)                            2.38%                           2.05%                             2.24%
Average interest-bearing
   assets to average                              101.93%                         103.44%                           104.18%
   interest-bearing
    liabilities

(1)  Nonaccrual loans have been included in the average balances.
(2)  Loan income includes interest and fees on loans.
(3) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Results of Operations

Net Interest Income
Net interest income, Fidelity's largest component of income, represents the difference between interest and fees earned on loans, investments and other interest-earning assets, and interest paid on interest-bearing liabilities. It also measures how effectively management has balanced and allocated Fidelity's interest rate-sensitive assets and liabilities. In addition, certain external factors such as the overall condition of the economy, credit demand strength, Federal Reserve Board monetary policy, changes in tax laws, and the Supervisory Agreement that United currently operates under, can also have significant effects on changes in net interest income from one period to another.

Net interest income increased $141,000 for the period ended December 31, 2000 compared to the same period ended at December 31, 1999 on an annualized basis. Despite the decrease in average earning assets of $8.8 million the net interest margin increased to 2.49% at December 31, 2000 compared to 2.24% a year ago. Fidelity's reduction in average earning assets was composed of reductions in fixed-rate 1-4 family mortgage, multifamily and commercial real estate loans. Average multifamily and commercial real estate loans decreased $13.3 million, resulting in a decrease of interest income of $864,000 on an annualized basis from the prior year. The decrease in commercial and multifamily loans is expected to continue during the time that United operates under the Supervisory Agreement. Please refer to the footnote "Other Restrictions" in the Notes to Consolidated Financial Statements for further details.

These decreases were offset by a $13.0 million increase in average consumer loans, resulting in an increase of interest income of $1.2 million compared to the previous year, on an annualized basis. Average interest bearing liabilities decreased $6.4 million from December 31, 1999 to $143.7 million at December 31, 2000. Total average interest bearing deposits decreased $3.0 million, while borrowings and FHLB advances decreased $3.5 million from December 31, 1999. These decreases contributed to an overall decrease in interest expense of $79,000 compared to the period ended December 31, 1999 on an annualized basis. The average balance of agent-acquired certificates of deposit, which had an average rate of 5.88% in 1999, was reduced from $18.1 million for the six months ended December 31, 1999 to $9.2 million at December 31, 2000 with an average rate of 6.00%. During the current year United's cost to retain or replace scheduled certificate of deposit maturities has increased due to the rising interest rate environment. The average rate on total deposits has increased to 5.38% from 5.09% since December 31, 1999.

Despite management's efforts, the net interest margin is expected to be relatively constant or potentially decline during the term of the Supervisory Agreement between United and the OTS, due to certain lending restrictions. The increase in the net interest margin during calendar 2000 came despite the Supervisory Agreement between United and the OTS, and was primarily due to increased activity in consumer lending. There can be no assurance that the net interest margin will continue to increase.

The reduction in net interest income during the six months ended December 31, 1999 compared to the year ended June 30, 1999 was primarily due to the continued reduction in average earning assets of $20.8 million, which was partially offset by a decrease in average interest-bearing liabilities of $18.9 million. Fidelity's reduction in average earning assets and average interest-bearing liabilities occurred in fixed rate 1-4 family mortgage loans, multifamily loans and certificates of deposit, primarily agent-acquired deposits. Average real estate mortgage loans decreased $12.6 million, resulting in a decrease of $1.1 million in interest income on an annualized basis. Average multifamily loans also decreased $9.4 million which resulted in a decrease in interest income of $947,000 on an annualized basis. Certificates of deposit and borrowings partially offset this reduction in assets with a decrease of $16.1 million in certificates and $921,000 in borrowings. This resulted in decreased interest expense, on an annualized basis of $1.1 million and $29,000, respectively. Interest income on an annualized basis for the six months ended December 31, 1999 was $12.0 million compared to $14.1 million for the year ended June 30, 1999, a decrease of $2.1 million or approximately 14.9%. Interest expense on an annualized basis for the year ended December 31, 1999 was $8.5 million compared to $9.7 million for the year ended June 30, 1999, a decrease of $1.2 million or 12.4%. The reduction in average earning assets was attributable to multifamily loans and conventional real estate mortgage loan payoffs.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The average balance of agent-acquired certificates of deposit, which had an average rate of 6.02% in 1999, was reduced from $33.5 million in fiscal 1999 to $18.1 million for the six months ended December 31, 1999 with an average rate of 5.88%. The net interest margin decreased during the six month period to 2.24% from 2.48% in fiscal 1999. The average yield on interest-earning assets and average rate paid on interest-bearing liabilities of 7.69% and 5.64% declined from the prior period's average rates of 8.00% and 5.76%.

Quarterly Results of Operations

                                     March 31    June 30   September 30   December 31    Total
-------------------------------------------------------------------------------------------------
                                                                   (In Thousands)
December 31, 2000
   Interest income                   $  2,974    $  3,025    $  2,998       $  3,103    $ 12,100
   Interest expense                     2,095       1,999       2,132          2,231       8,457
                                     -----------------------------------------------------------
     Net interest income                  879       1,026         866            872       3,643
   Provision for loan losses               75         100         375            120         670
   Non-interest income                    435         376         444            561       1,816
   Non-interest expense                 1,673       1,679       2,625          1,337       7,314
                                     -----------------------------------------------------------
   Income (loss) before income tax       (434)       (377)     (1,690)           (24)     (2,525)
   Income tax benefit                    (266)       (244)       (765)           (94)     (1,369)
                                     -----------------------------------------------------------

   Net income                        $   (168)   $   (133)       (925)            70    $ (1,156)
                                     ===========================================================

   Net income per share
     Diluted net income              $   (.05)   $   (.04)   $   (.20)          .$02    $   (.29)
     Basic net income                    (.05)       (.04)       (.20)           .02        (.29)
     Cash dividends*

December 31, 1999
   Interest income                                           $  2,990       $  3,029    $  6,019
   Interest expense                                             2,085          2,183       4,268
                                     -----------------------------------------------------------
     Net interest income                                          905            846       1,751
   Provision for loan losses                                       75          1,270       1,345
   Non-interest income                                            488            513       1,001
   Non-interest expense                                         1,302          3,846       5,148
                                     -----------------------------------------------------------
   Income (loss) before income tax                                 16         (3,757)     (3,741)
   Income tax benefit                                             (88)        (1,583)     (1,671)
                                     -----------------------------------------------------------

   Net income                                                $    104       $ (2,174)   $ (2,070)
                                     ===========================================================

   Net income per share
     Diluted net income                                      $    .03       $   (.69)   $   (.66)
     Basic net income                                             .03           (.69)       (.66)
     Cash dividends*

*No cash dividends were paid for the year ended December 31, 2000 or for the six months ended December 31, 1999.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Rate/Volume Analysis
The following table sets forth an analysis of volume and rate changes in interest income and interest expense of Fidelity's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. The column labeled, "Change in fiscal year," represents the change in net interest income due to Fidelity changing the fiscal year from June 30 to December 31.

                                                        December 31, 2000                        December 31, 1999
                                                  Compared to December 31, 1999              Compared to June 30, 1999
                                                    Increase (Decrease) Due To               Increase (Decrease) Due To
                                          -------------------------------------------------------------------------------------
                                                                 Change in                                  Change in
                                             Volume      Rate   Fiscal Year  Total     Volume      Rate    Fiscal Year  Total
-------------------------------------------------------------------------------------------------------------------------------
                                                                         (Dollars In Thousands)
Interest income on average earning assets
   Loans                                    $  (155)   $   549    $ 4,484   $ 4,878   $(2,525)   $  (294)   $(4,484)   ($7,303)
   Investment securities                       (208)        42        835       669       643         86       (835)      (106)
   Federal Home Loan Bank stock                 (47)         7        155       115                   (1)      (155)      (156)
   Federal funds sold and other
     short-term money market investments       (167)       139        447       419       (96)        33       (447)      (510)
                                            -----------------------------------------------------------------------------------
       Total interest income                   (577)       737      5,921     6,081    (1,978)      (176)    (5,921)    (8,075)
                                            -----------------------------------------------------------------------------------

Interest expense on average interest-
       bearing liabilities
   Interest bearing accounts                    (66)        (2)       322       254       (47)       (21)      (322)      (390)
   Money market deposit accounts                (10)        (1)        26        15        (4)        (5)       (26)       (35)
   Savings accounts                              (7)        (0)        52        45       (10)        (3)       (52)       (65)
   Certificates of deposit                      (12)       291      2,700     2,979      (937)      (189)    (2,700)    (3,826)
   Federal funds purchased
   Other borrowings                            (193)        60        748       615       122          2       (748)      (624)
   Federal Home Loan Bank advances              (89)        19        351       281      (152)       (19)      (351)      (522)
                                            -----------------------------------------------------------------------------------
       Total interest expense                  (377)       367      4,199     4,189    (1,028)      (235)    (4,199)    (5,462)
                                            -----------------------------------------------------------------------------------

Changes in net interest income              $  (200)   $   370    $ 1,722   $ 1,892   $ (950) $       59    $(1,722)   $(2,613)
                                            ===================================================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Provision for Loan Losses and Letter of Credit Reserves
Fidelity makes provisions for loan losses in amounts estimated to be sufficient to maintain the allowance for loan losses at a level considered necessary by management to absorb losses in the loan portfolios. The provision for loan losses for the year ended December 31, 2000 was $670,000 compared to $1,345,000 for the six months ended December 1999, a decrease of $675,000 or $2.0 million on an annualized basis. During the twelve months ended December 31, 2000, Fidelity provided an additional $470,000 for the consumer allowance for loan losses. As a result of recent loss levels in consumer loans originated prior to 1999 and the growth of the portfolio in 2000, the provision for consumer loan losses was increased to a level approximating 1.5% of consumer loans outstanding. An additional $200,000 provision was provided for loans to the affordable housing limited partnerships. The additional provision on the partnership loans is due to routine maintenance on Fidelity's affordable housing portfolio that had been deferred by the previous property manager, Village Management Corporation, a subsidiary of Fidelity. Since these items were deferred by the previous property manager, they are not eligible for the cash deficit guarantees by Pedcor according to the Stock Purchase Agreement. Management feels that these items have been identified and adequately reserved for at December 31, 2000. The ratio of allowance for loan losses to nonperforming loans was 222.3% at December 31, 2000 compared to 180.0% at December 31, 1999.

The method used beginning in the third quarter of fiscal 1998 to determine the amount of required reserves for affordable housing industry permanent and general partner loans, equity investments and letters of credit used past monthly cash flows as a determinant as to how much debt service the projects could support. Specifically, the method determined the amount of debt service for fiscal 1998, 1999, the six months ended December 31, 1999 and the year ended December 31, 2000 as follows:

1. Cash flows from the projects were scheduled from internal project records. These were used to project annualized cash flows that were based on periods of time that were considered to be best reflective of future performance of that project. Certain items affecting cash flows during only certain months of the year, such as the payment of real estate taxes, were subtracted from the calculated annualized amounts so that monthly cash flows would be reflective of actual monthly operation.

2. A projected loan amount that could be supported by current cash flows was calculated using the computed cash flows for the most appropriate period (converted to a monthly cash flow amount), the current rate, and a 25-year amortization period. This amount was added to the computed residual value of the project at the end of a 15-year amortization period to reflect the total value of the project in fiscal 1998 and 1999. In the period ended December 31, 1999, the project loan amounts that could be supported by cash flows were adjusted to provide for a 1.15:1 debt service coverage ratio, due to the continued aging of the loan portfolio, and historical volatility of the cash flows. This adjustment, along with recent deterioration in cash flows in a segment of the affordable housing loan portfolio, significantly reduced the total value of certain projects, and thus increased the required reserves for those projects in 1999.

3. This information was used to determine proper classifications, and ultimately reserves, for the loan, letter of credit, general partner loan and equity investment amounts. A "potential tax credit market adjustment" was computed in fiscal 1998 and 1999 by taking the difference between the price paid by investors for tax credits at the project's inception and an amount that was determined to be better reflective of the true value of the credits. This market adjustment was used to determine what portion of the loans, letters of credit, general partner loans and equity investments would be classified as doubtful, which included a 50 percent reserve, and loss, which included a 100 percent reserve or charge-off of the related asset or reserve for the letter of credit. This market adjustment was not used to compute the appropriate level of reserves at December 31, 1999. The elimination of the market value adjustment with respect to determining the overall reserve level, resulted in a significant increase in the reserves required for the six months ending December 31, 1999.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


     The assignment was originally based on the possibility of limited partner participation in operating deficits of the partnerships due to the market value appreciation of the tax credits held by the limited partners in the respective partnerships. Since this participation did not occur, management classified the potential adjustment as loss, despite continued appreciation of the remaining tax credits.

4. The analyses are updated quarterly for current operating information of the actual projects. Except for the market value adjustment and the increased debt service coverage requirement noted above for the December 31, 1999 review, the assumptions used to compute reserves were not changed for any of the quarters in fiscal 1999; only the data used to compute classifications was changed. The period of cash flows used was changed in certain instances if it was determined that the period used more closely approximated future projected results. For the periods ended December 31, 1999 and 2000, calendar 1999 and 2000 data was used to compute the required reserves based on the above methodology.


Specific reserves are assigned to certain credits. The reserves are determined by management's evaluation of those credits. The results of internal loan reviews, OTS evaluations and past events assist Fidelity in making that evaluation. The independent support for the allowance for loan losses and letter of credit valuation reserve includes documentation that supports the amount of recorded reserves for these credits. During the year 2000 the only additional provisions for loan losses associated with the affordable housing industry loans was $200,000 due to additional loans for routine maintenance on Fidelity's affordable housing portfolio as mentioned above.

General reserves for loans and letters of credit not specifically reserved are also determined. Fidelity computes general reserves for the commercial, commercial mortgage, residential mortgage, consumer and credit card loan portfolios by utilizing historical information and information currently available about the loans within those portfolios that provides information as to the likelihood of loss. The potential effect of current economic conditions is also considered with respect to establishing general reserve amounts.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Non-Interest Income
Non-interest income for the year ended December 31, 2000 increased by $815,000 or decreased $186,000 compared to December 31, 1999 on an annualized basis. Non-interest income decreased by $1.7 million or $661,000 on an annualized basis for the six months ending December 31, 1999 compared to June 30, 1999. The percent change for December 31, 2000 and 1999 have been annualized. The following table summarizes non-interest income for the following time periods:

                                                                                           Change From Prior Year
                                                                                            Increase (Decrease)
                                                                             -------------------------------------------------
                                                    Amount                        December 31, 2000        December 31, 1999
                                 ---------------------------------------------------------------------------------------------
                                                    Six months
                                    Year ended         ended      Year ended
                                   December 31,    December 31,    June 30,                 Annualized             Annualized
                                       2000            1999          1999       Amount       Percent      Amount     Percent
------------------------------------------------------------------------------------------------------------------------------
                                                     (Dollars In Thousands)
Fee income from real estate
  management                         $   88           $   88         $  196                    (50%)      $  (108)    (10.2)%
Service charges on deposit
    accounts                            311              201            437      $110          (22.6)        (236)     (8.0)
Gain on sale of
   real estate loans                     54              110            343       (56)         (75.5)        (233)    (35.9)
Letter of credit fees                   530              291            582       239           (8.9)        (291)
Servicing fees on loans sold            109               55             91        54            (.9)         (36)     20.9
Release fees on multifamily loans        34               20             82        14          (15.0)         (62)    (51.2)
Real estate investment
   banking fees                          78               13             78        65          200.0          (65)    (66.7)
Agent fee income                        240                4            333       236         2900.0         (329)    (97.6)
Title fee income                         16               18             72        (2)         (55.6)         (54)    (50.0)
Other                                   356              201            449       155          (11.4)        (248)    (10.5)
                                 ---------------------------------------------------------------------------------------------

     Total non-interest income       $1,816           $1,001         $2,663      $815           (9.3)%    $(1,662)    (24.8)%
                                 =============================================================================================

Fidelity's level of activity in Section 42 real estate activities has continued to decrease, and since June 2000, has been limited to management activities. Fee income from management activities for the year ended December 31, 2000 decreased approximately $88,000 on an annualized basis due to the discontinuance of management activities. The stock purchase agreement approved by the shareholders in May 2000 calls for Pedcor to provide management services to the affordable housing property at no fee to the property or Fidelity. Therefore, no management fees will be collected in the future by Fidelity's subsidiary, Village Management Corporation, and expenses will also no longer be incurred to manage these properties. Service charges on deposit accounts decreased $91,000 for the year ended December 31, 2000, compared to the six months ended December 31, 1999 on an annualized basis due to a decline in checking deposit accounts. Gains on sale of real estate loans decreased $166,000 to $54,000 on a annualized basis during the year ended December 31, 2000. Higher interest rates caused a significant reduction in volume. Gain on sale of loans during the six months ending December 31, 1999 also declined by $123,000 on an annualized basis compared to the year ended June 30, 1999, due to the decline in mortgage loan originations. Letter of credit fees decreased $52,000 from the annualized amount at December 31, 1999 and the year ended June 30, 1999. Real estate investment banking fees increased $52,000 over the six months ending December 31, 1999 on an annualized basis as fees are recorded on transactions previously completed when received. These fees are expected to be minimal in the foreseeable future. Title fee income decreased $20,000 on an annualized basis for year-end December 31, 2000 compared to the six months ending December 31, 1999 and $56,000 from June 30, 1999.

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


United has participated in an arrangement in which automobile loans are originated on behalf of another organization for the last three fiscal years. Agent fee income, which represents earned fees from these transactions, decreased by $325,000, on an annualized basis, for the six months ending December 31, 1999 compared to June 30, 1999. In January 1999, the head of United's consumer loan division and key members of the consumer loan division staff resigned to accept employment with a local competitor. As such, United's revenue from consumer loans was sharply reduced. During the fourth quarter of fiscal 1999, United hired a manager and staff to resume this lending activity. United commenced certain types of consumer lending, such as home equity lending as of June 30, 1999. United fully resumed its consumer lending activities, including the acquisition of automobile loans through its network of automobile dealers during the first quarter of the fiscal period ended December 31, 1999. Agent fees annualized for the six months ended December 31, 1999 were only $8,000 compared to $240,000 for the year ended December 31, 2000. United is continuing its efforts to expand its automobile dealer network.

Non-Interest Expense
Non-interest expense on an annualized basis decreased $3.0 million or 29.0% for the year ended December 31, 2000, compared to the six months ending December 31, 1999. The following table summarizes non-interest expense for the year ended December 31, 2000 and the six months ending December 31, 1999, and year ended June 30, 1999. The percent change for December 31, 2000 and 1999 has been annualized.

                                                                                              Change From Prior Year
                                                                                                Increase (Decrease)
                                                                              --------------------------------------------------
                                                                                         December 1999               June 1999
                                 -----------------------------------------------------------------------------------------------
                                                    Six Months
                                    Year Ended         Ended      Year Ended
                                   December 31,    December 31,    June 30,                 Annualized               Annualized
                                       2000            1999          1999        Amount      Percent      Amount      Percent
--------------------------------------------------------------------------------------------------------------------------------
                                                                    (Dollars in thousands)
Salaries and employee benefits       $3,370           $1,747       $  3,414   $    1,623      (3.5)%       $(1,667)     2.3%
Letter of credit valuation
   provision                            (85)           1,069           (715)      (1,154)   (104.0)          1,784   (399.0)
Loss on investment                      352              356            831           (4)    (50.6)           (475)   (14.3)
Legal and professional                  544              379            379          165     (28.2)                   100.0
Occupancy expense                       364              192            394          172      (5.2)           (202)    (2.5)
Equipment expense                       250              166            299           84     (24.7)           (133)    11.0
Data processing expense                 339              247            407           92     (31.4)           (160)    21.4
Advertising                             198               78            202          120      26.9            (124)   (22.8)
Deposit insurance                       243              156            244           87     (22.1)            (88)    27.9
Correspondent bank charges              156               79            154           77      (1.3)            (75)     2.6
Printing and supplies                    89               57            104           32     (21.9)            (47)     9.6
Telephone                                89               48             74           41      (7.3)            (26)    29.7
Postage                                  87               42             95           45       3.6             (53)   (11.6)
Travel and lodging                       30               30             44                  (50.0)            (14)    36.4
Amortization of intangible asset        139                                          139     100.0
Other operating expense               1,149              502            952          647      14.4            (450)     5.5
                                 -----------------------------------------------------------------------------------------------

   Total non-interest expense        $7,314           $5,148         $6,878       $2,166     (29.0)%       $(1,730)    49.7%
                                 ===============================================================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The decrease in total non-interest expense for the year ended December 31, 2000, as compared to the annualized non-interest expense for the six months ending December 31, 1999, relates primarily to expenses associated with Fidelity's
Section 42 tax credit real estate development program. Due to a deterioration in cash flows and occupancy during the six months ending December 31, 1999, an additional letter of credit provision of $1.1 million was recognized compared to a credit of $85,000 in 2000. Volatility in cash flows, occupancy, and other performance measurements can create large variances in reserves that are necessary based on quarterly loan and letters of credit reviews of the affordable housing credits as discussed in the provision for loan losses and letter of credit reserve section. Fidelity records the percentage share of losses for the investments in various affordable housing partnerships under the equity method of accounting in addition to any additional writedowns due to the performance of the properties. Losses on investment in affordable housing partnerships were $356,000 for the six months ended December 31, 1999 or $712,000 annualized, compared to only $352,000 for 2000. Fidelity continues to monitor these partnerships very closely and has taken steps to assist these partnerships to increase their cash flows through various refinancing efforts. In 1999, Fidelity completed the refinancing of two affordable housing developments. In early 2001, Fidelity completed the refinancing of four additional affordable housing developments, and is in varying stages of completing refinancing an additional six affordable housing developments. Fidelity expects these to be completed by end of 2001. The refinancing of the debt at lower fixed rates and/or longer terms will allow the properties to improve their cash flows and improve the performance of the properties. Also, in May 2000, a subsidiary of Pedcor initiated management and certain accounting services for the properties previously managed by Village Management Corporation.

Salaries and employee benefits on an annualized basis decreased $124,000 from the six months ending December 31, 1999 due to staff reductions. Fidelity announced in September 2000, that former President and CEO M. Brian Davis would terminate employment effective immediately. In conjunction with this announcement, Fidelity recognized severance expense of approximately $527,000, pursuant to an employment agreement executed between Fidelity and Davis. The severance payments are subject to OTS and FDIC approval prior to payment. Excluding the $527,000, pursuant to an employment agreement expense, salaries would have decreased $651,000 from the prior year due to staff reductions completed during the year ended December 31, 2000. A portion of these savings resulted from the transition of affordable housing management to Pedcor, as well as reductions in United's staffing levels.

Legal and professional fees decreased $214,000 from the prior year on an annualized basis. Last year an additional $103,000 in legal fees associated with the terminated Lincolnshire transaction was incurred during the six month period. In addition to routine legal expenses additional legal expenses for 2000 were generated by the Pedcor transaction, Fidelity's commitment to continue workout activities, and other legal actions commenced by Fidelity. Also, during 2000 an additional $125,000 was accrued for anticipated legal and professional expenses in connection with the defense of litigation related to a large multifamily loan that was paid off in 1998. After repaying the loan, the Borrower sued United alleging that United had agreed to make a second loan for another apartment development. United determined that the suit was likely to go to trial, but unreasonable in terms of its content. United, at December 31, 2000, determined that there was not a reasonable possibility that a material loss had occurred by internally evaluating the merits of the suit and by engaging legal counsel to assist in the evaluation as well as the defense for this suit.

Equipment expense on an annualized basis decreased $82,000 due to a decrease in depreciation and maintenance expense. Data processing expense decreased $155,000, annualized, due to the decreases in expenses connected with Year 2000 preparedness efforts during the prior year. Deposit insurance decreased $69,000 from the prior year due to a decrease in deposits of $8.1 million since December 31, 1999. Advertising increased $42,000 over the prior year primarily due to increased promotional activities. Printing and supplies decreased $25,000 due to the staff reductions and redundancy in supplies for operating various subsidiaries at separate locations, which have been consolidated. In conjunction with the stock sale to Pedcor, intangible assets totaling $1.3 million were recorded. Amortization of these assets resulted in expense of $139,000 for the year ended December 31, 2000. Other operating expense increased $145,000 over last years expense, on an annualized basis, primarily due to adjustments to the values of several surplus real estate properties to record them at their appraised values and interest expense payable to the Internal Revenue Service
(IRS) in connection with a recently completed examination. Certain prior year deductions were disallowed, reducing the amount of the tax refund that Fidelity received two years ago. These deductions are expected to be taken by Fidelity in future years.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Income Tax Benefit
The income tax benefit was $1.4 million for the year ended December 31, 2000 compared to $1.7 million or $3.3 million annualized for the six months ending December 31, 1999, primarily due to an increase in taxable income. Included in the tax benefit of $1.4 million for the year ended December 31, 2000 are tax credits of $375,000. These credits are received from Fidelity's investment in affordable housing properties and comprise a portion of the return on these investments. Fidelity also receives the tax benefit on its percentage of the operating losses for those projects. Some of the benefits associated with these tax credits are partially offset by reductions of the investment in the affordable housing properties, which are included in the above table under the caption "Loss on Investment". The effective tax rate for the year ended December 31, 2000, was 54.2%, compared to the six months ended December 31, 1999 of 44.7% and 117.8% for fiscal 1999, due to the benefits accrued for the tax credits.


Consideration of the need for a valuation allowance for the deferred tax asset was made at December 31, 2000 after projecting the reversal of the deferred items. These analyses were based on projected operating income in future years, action plans developed and partially implemented included in Fidelity's business plan and cost reductions. These analyses showed that it was more likely than not that all carryforwards would be utilized within the carryforward periods (federal and state) and therefore no valuation allowance was recorded. The analyses assume that Fidelity will execute approximately 75% of the initiatives included within its current business plan and then achieve 5 to 10% growth in annual earnings thereafter. The conservative level of earnings contemplated by these analyses, if achieved, will constitute for the majority of the carryforward periods, earnings levels that are below other thrift holding companies included within Fidelity's peer group. The analyses used to help consider the need for a valuation allowance for the deferred tax asset are subject to certain risks and uncertainties that could impact the final determination regarding the amount of the valuation allowance. These risks include the failure to implement the business plan including cost reductions, the potential loss of key employees, ability to maintain projected interest rate margins, and the potential disruption of activities in key income-producing areas.


Financial Condition
Total assets at December 31, 2000 decreased $5.0 million to $166.5 million from $171.5 million in December 1999. Average assets for the year ended December 31, 2000 decreased 4.0% from average assets for the six months ended December 31, 1999 to $163.9 million. Average interest-bearing liabilities at December 31, 2000 decreased $6.4 million as Fidelity used loan payoff proceeds to reduce borrowings and agent-acquired certificates of deposit, which represent a higher-cost source of funds for Fidelity. The decrease in total assets is primarily the result of loan payoffs, refinancing and payments received on commercial, multifamily and fixed 1-4 family mortgage loans. The decrease in total liabilities was due to a reduction in interest-bearing demand deposits and the continued maturities of agent acquired certificates of deposit.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Loans
The following table shows the composition of Fidelity's loan portfolio:

                                            December         December          June             June             June
                                              2000             1999            1999             1998             1997
----------------------------------------------------------------------------------------------------------------------------
                                                                          (In Thousands)
Real estate mortgage loans
   First mortgage loans
     Conventional                            $  47,809        $  48,845       $  49,733        $  71,343        $  94,293
     Construction                                1,274            1,867           6,732           16,110           32,577
     Commercial                                  6,873            8,576          14,140           20,753           26,668
     Multi-family loans                          4,350            3,629           7,597            5,742            9,602
     Home equity loans                           5,274            5,567           4,819            4,946            5,111
     First mortgage real estate loans
        purchased                                1,753            1,899           2,061            2,704            3,184
                                        ------------------------------------------------------------------------------------
                                                67,333           70,383          85,082          121,598          171,435
   Commercial loans, other than
      secured by real estate                     2,305            4,154           6,076           11,568           12,522
   Consumer loans                               40,125           24,403          22,799           26,566           21,007
                                        ------------------------------------------------------------------------------------
       Total loans                             109,763           98,940         113,957          159,732          204,964
   Allowance for loan losses                    (1,921)          (2,021)         (3,521)          (3,049)          (1,781)
                                        ------------------------------------------------------------------------------------

       Net loans                              $107,842          $96,919        $110,436         $156,683         $203,183
                                        ====================================================================================

       Total assets                           $166,466         $171,457        $172,253         $197,046         $240,819
                                        ====================================================================================

       Total loans to total assets              65.9%             57.7%           66.2%            81.1%            85.1%
                                        ====================================================================================

Fidelity began selling its current production of 1-4 family loans in 1997, recording the gain or loss and using the proceeds to fund new products. As a result, conventional real estate mortgage loans decreased $46.5 million from June 30, 1997 to December 31, 2000.

Multi-family loans increased slightly over the prior year due to the conversion of multifamily construction loans to permanent loans.

Commercial real estate loans and commercial loans have continued to decline as a result of the Supervisory Agreement's restriction of new commercial lending. Refer to the "Other Restrictions" footnote to the financial statements for additional information. The focus of United's commercial lending department has been to develop and execute action plans to monitor the portfolio and minimize potential losses relating to its remaining classified commercial credits and its letter of credit exposure.

The increase in loans is primarily due to an increase in consumer loans of $15.7 million from December 31, 1999 to $40.1 million at December 31, 2000. Staffing added to the consumer loan department in 1999 has enabled Fidelity to substantially increase the portfolio of direct and indirect automobile loans, net interest income, and fee income. The level of growth in the consumer loan portfolio during 2000 is not expected to continue. Currently, consumer loans represent 24.8% of United's total assets at December 31, 2000.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Fidelity's loan portfolio contains no loans to foreign governments, foreign enterprises, foreign operations of domestic companies or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed ten percent of total loans.


Loan Maturities
The following table sets forth the remaining maturities for commercial loans as of December 31, 2000:

                                         Within One       One to Five       After Five
                                            Year             Years             Years           Total
-------------------------------------------------------------------------------------------------------
                                                          (In Thousands)

Predetermined interest rates                $432            $1,644              $88            $2,164
Floating interest rates                       23               118                                141
                                     ------------------------------------------------------------------

                                            $455            $1,762              $88            $2,305
                                     ==================================================================


Non-Performing Loans
Fidelity discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan reaches a ninety day or more past due status, the asset is generally repossessed or sold, if applicable, or the foreclosure process is initiated and the loan is re-classified to other real estate owned to be sold. A loan could be placed in a nonaccrual status sooner than ninety days, if management knows the customer has abandoned the collateral and has no intention of repaying the loan. At this point, management discontinues the accrual of interest and Fidelity would initiate the repossession or foreclosure process. Typically, when a loan reaches nonaccrual status, the accrued interest is reversed from income, unless strong evidence exists that the value of the collateral would support the collection of interest in a foreclosure situation. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Income received on nonaccrual and restructured loans was $33,000 for the year ended December 31, 2000, $18,000 for the six months ended December 31, 1999 and $157,000 in fiscal 1999. Additional interest income of approximately $49,000, $13,000 and $214,000 for the year ended December 31, 2000, the six months ended December 31, 1999 and fiscal 1999, respectively would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition



The following table provides information on Fidelity's non-performing loans.

                                                       December 31,    December 31,     June 30,      June 30,       June 30,
                                                           2000            1999           1999          1998           1997
                                                    ---------------------------------------------------------------------------
                                                                                 (Dollars In Thousands)
Non-accrual loans
   Real estate mortgage                                                  $   253       $     76          $461          $256
   Multi-family                                          $  148              229          4,112
   Commercial                                               472
                                                    ---------------------------------------------------------------------------
Total non-accrued loans                                     620              482          4,188           461           256
Restructured
   Real estate mortgage
   Consumer                                                 115               75             77
   Commercial                                               119              118
                                                    ---------------------------------------------------------------------------
Total restructured loans                                    234              193             77
90 days or more past due and accruing
   Consumer                                                  10              135            164            86            29
   Commercial                                                 -              313            632            26
                                                    ---------------------------------------------------------------------------
Total 90 days or more past due and accruing                  10              448            796           112            29

                                                    ---------------------------------------------------------------------------
       Total non-performing loans                        $  864           $1,123         $5,061          $573          $285
                                                    ===========================================================================

Ratio of non-performing loans to total loans               .79%            1.14%          4.44%          .36%          .14%
                                                    ===========================================================================

Non-performing loans were .79% of total loans at December 31, 2000, as compared to 1.14% of total loans at December 31, 1999 and 4.44% at June 30, 1999 and consisted primarily of commercial and multi-family loans. The decrease in non-performing loans since June 30, 1999 is primarily due to one large multifamily loan to an unaffiliated borrower which was paid in full in October 1999.

Multi-family affordable housing loans, for which specific and general reserves have been computed, are currently performing with respect to debt service and are therefore not included in the above "non-performing loans" totals. The ability of the multi-family loans to remain performing is in part due to general partner or other advances made by Fidelity to support cash flow deficits incurred by the affordable housing projects. There is no assurance that general partner advances will not be necessary in the future to support further cash flow deficits, or that Fidelity will not have to extend funds in order to protect its collateral position with respect to the loans. The likelihood that Fidelity will be required to make additional advances is expected to decline in future periods due to the guarantees provided by Pedcor, the management of the affordable housing portfolio by Pedcor, and because of completed refinancing efforts.

Analysis of Allowance for Loan Losses and Letter of Credit Valuation Allowance Fidelity establishes its provision for loan losses and evaluates the adequacy of the allowance for loan losses based on management's evaluation of the performance of its loan and letter of credit portfolio. Such evaluation, which includes a review of all loans and letters of credit for which full collectibility may not be reasonably assured, considers among other matters, the present value of capitalized cash flows, the estimated fair value of the underlying collateral, economic conditions, historical loss experience, the composition of the portfolios and other factors that warrant recognition in providing for an adequate loan loss allowance and letter of credit valuation allowance. This evaluation is performed on a quarterly basis and is designed to ensure that all relevant matters affecting collectibility will consistently be identified in a detailed review and that the outcome of the review will be considered in a disciplined manner by management in determining the necessary allowances and related provisions. The amounts actually reported in each period will vary with the outcome of this detailed review.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Classified Assets and Letters of Credit
(in thousands)
                                                            December 31,         December 31,
                                                                2000                 1999
                                                          -------------------------------------
Classified assets                                               $ 8,754            $ 8,991
Classified letters of credit                                     11,773             13,218
                                                                 ------             ------

     Total classified assets/letters of credit                  $20,527            $22,209
                                                                =======            =======

Classified assets and letters of credit of Fidelity totaled $20.5 million at December 31, 2000 compared to $22.2 million at December 31, 1999 and $40.7 million at June 30, 1999, a decrease of 7.7% and 45.5%, respectively. Classified assets and letters of credit were 129.5% and 167.8% of Fidelity's capital and reserves at December 31, 2000 and December 31, 1999, respectively. Classified assets and letters of credit were 69.9% and 75.8% of United's core capital and reserves at December 31, 2000 and December 31, 1999, respectively. The Supervisory Agreement originally established a target level to reduce its classified assets to 50% of core capital plus the allowance for loan losses and the letter of credit valuation reserves by December 31, 1999. United was not in compliance with this requirement at December 31, 1999, however, this deadline was extended by the OTS to March 31, 2001. United expects to be in full compliance on March 31, 2001. In addition to the classified assets and letters of credit, there were other assets and letters of credit totaling $18.6 million for which management was closely monitoring the borrowers' abilities to comply with payment terms.

Impaired loans are those that management believes will not perform under the original loan terms. At December 31, 2000 and December 31, 1999, Fidelity had impaired loans totaling $3.7 million and $7.4 million respectively. The allowance for losses on such impaired loans totaled $384,000 and $1.1 million, which are included in Fidelity's allowance for loan losses at December 31, 2000 and December 31, 1999, respectively. In addition, using similar guidelines for impaired loans, impaired letters of credit at December 31, 2000 and December 31, 1999 totaled $11.8 million and $13.2 million, respectively. The valuation allowance on such impaired letters of credit totaled $5.2 million and $5.8 million, respectively at December 31, 2000 and December 31, 1999. Impaired loans do not include large groups of homogeneous loans that are collectively evaluated for impairment, such as, residential mortgage and consumer installment loans.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses at December 31, 2000 and 1999 and the fiscal years ended June 30:

                                       December 31,      December 31,       June 30,          June 30,         June 30,
                                           2000             1999              1999              1998             1997
----------------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
Allowance for loan losses
   at beginning of period                 $ 2,021        $   3,521         $   3,049        $   1,781         $   1,059
                                    ----------------------------------------------------------------------------------------
Loan charge offs
   Real estate mortgage                        80                                                  15               100
   Multi-family                               683            2,631                              3,089
   Commercial                                  12               11                14                                 25
   Consumer                                   391              235               324              195               142
                                    ----------------------------------------------------------------------------------------
     Total loan charge offs                 1,166            2,877               338            3,299               267
                                    ----------------------------------------------------------------------------------------

Loan recoveries
   Real estate mortgage                                                           15                                  3
    Multi-family                              317                3
   Commercial                                  20                3                 3
   Consumer                                    59               26                35               24                11
                                    ----------------------------------------------------------------------------------------
     Total loan recoveries                    396               32                53               24                14
                                    ----------------------------------------------------------------------------------------

Net charge offs                               770            2,845               285            3,275               253

Reclassifications                                                                895

Provision for loan losses                     670            1,345              (138)           4,543               975
                                    ----------------------------------------------------------------------------------------

Allowance for loan losses
   at end of period                       $ 1,921        $   2,021         $   3,521        $   3,049         $   1,781
                                    ========================================================================================

Ratio of net charge offs to
average loans outstanding
during period                               .72%            5.20%             .21%             1.81%              .12%
                                    ========================================================================================

Ratio of provision for loan
   losses to average loans
   outstanding during period                .63%            2.46%            (.10)%            2.52%              .46%
                                    ========================================================================================

Ratio of allowance for loan
   losses to total loans
   outstanding at year end                 1.75%            2.04%            3.09%             1.91%              .87%
                                    ========================================================================================

Average amount of loans
   outstanding for the period            $106,599         $108,455          $137,793         $180,530          $213,793
                                    ========================================================================================

Amount of loans outstanding
   at end of period                      $109,763          $98,940          $113,957         $159,732          $204,964
                                    ========================================================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The allowance for loan losses was $1.9 million at December 31, 2000 compared to $2.0 million at December 31, 1999. Net loan charge-offs were $770,000 or .72% of average loans for the year ended December 31, 2000 compared to $2.8 million or 5.20% of average loans for the six months ended December 31, 1999. During the year ended December 31, 2000, net charge-offs consisted primarily of multifamily and consumer loans. Of the $683,000 multifamily charge-offs, $317,000 was later recovered during 2000. Payments under operating deficit guarantees provided by Pedcor are limited to $300,000 per year. Through December 2000 $240,000 in payments had been received. Total provision for loan losses for the period ended December 31, 2000 were $670,000. Included in this total were provisions totaling $275,000 taken in the third quarter of 2000, due to routine maintenance of Fidelity's affordable housing portfolio that had been deferred by the previous property manager, and for recent growth in consumer loans. During the six months ended December 31, 1999, Fidelity reevaluated some of the loans that it had previously established reserves for in fiscal 1998 and charged off $2.8 million in loans. In addition, it was determined that a $3.2 million loan originated for the financing of a hotel was not meeting its cash flow projections, and thus a $470,000 reserve was established. Consumer loan net charge-offs of $249,000 were related primarily to loans originated prior to 1999. Based on loss experience in United's consumer loan portfolio originated prior to 1999, United increased the allowance for loan losses to $496,000 at December 31, 1999, or approximately 1.5% of consumer loans outstanding. Due to the growth in the consumer loan portfolio the allowance for consumer loan losses grew to $628,000 at December 31, 2000.

During the six months ended December 31, 1999 an additional letter of credit valuation provision of $1.1 million was recognized due to deterioration in the affordable housing portfolio. A letter of credit was funded during the first quarter of fiscal 1999 and was classified as a non-accrual loan upon conversion. This loan was previously classified as a substandard letter of credit with a specific reserve of $895,000. The loan was paid in full during the second quarter of fiscal 1999 and Fidelity reclassified the $895,000 specific reserve to the general allowance for loan losses. As discussed previously, Fidelity has loans and letters of credit securing third-party loans to certain Section 42 tax-credit projects and also has other loans and letters of credit outstanding that are related to other multi-family developments, most of which are outside Fidelity's geographic market.

Fidelity also recorded a letter of credit valuation allowance and related provision of $6.8 million in fiscal 1998, the balance of which is $5.2 million at December 31, 2000. The decrease is primarily due to the transfer of $895,000 from the letter of credit valuation allowance to the allowance for loan losses. An additional $600,000 was funded during 2000 to assist in the refinancing efforts on two partnerships. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $43.8 million at December 31, 2000, compared to $44.5 million at December 31, 1999 and $45 million at June 30, 1999. The valuation allowance for letters of credit totaled 11.8% of outstanding letters of credit at December 31, 2000 compared to 13.0% at December 31, 1999. Allowance for loan losses and valuation allowance for letters of credit to total loans and letters of credit at December 31, 2000 and 1999 was 4.61% and 5.44%, respectively. Management is not currently aware of any additional letters of credit that are expected to be called or funded. Management considers the allowance for loan losses and letter of credit valuation reserve adequate to meet losses inherent in the loan portfolio as of December 31, 2000.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Allocation of Allowance for Loan Losses
The allocation for loan losses and the percentage of loans within each category to total loans at December 31, 2000 and 1999 and at June 30, 1999, 1998, and 1997 are as follows:

                                                                      Allocation of Amount
                                    -------------------------------------------------------------------------------------
                                        December 31,      December 31,       June 30,          June 30,         June 30,
                                            2000              1999             1999              1998             1997
-------------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
Real estate mortgage                       $   49           $   49            $   51           $  124            $  102
Home equity                                    53               54                48               49                51
Multi-family                                  514              482             2,177            1,868               994
Consumer                                      628              496               182              275               168
Commercial                                    677              940             1,063              733               466
                                    -------------------------------------------------------------------------------------

     Total                                 $1,921           $2,021            $3,521           $3,049            $1,781
                                    =====================================================================================

                                                      Percentage of Loans to Total Loans
                                    -------------------------------------------------------------------------------------
                                      December 31,      December 31,       June 30,          June 30,         June 30,
                                          2000              1999             1999              1998             1997
-------------------------------------------------------------------------------------------------------------------------
Real estate mortgage                       45.2%            45.7%             42.0%            45.6%             51.4%
Home equity                                 4.8              5.5               4.2              3.1               2.5
Multi-family                                3.4              5.9              11.5             11.4              14.3
Consumer                                   36.6             30.0              24.2             19.7              12.7
Commercial                                 10.0             12.9              18.1             20.2              19.1
                                    -------------------------------------------------------------------------------------
     Total                                100.0%           100.0%            100.0%           100.0%            100.0%
                                    =====================================================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Association with Section 42
As noted previously, Fidelity has various investments in seventeen real estate development projects located throughout Indiana, Illinois and Kentucky. Management considers the projects and properties to be in good condition. Fidelity has various Section 42 loans, general partner loans, equity investments and letters of credit associated with these projects. The following table summarizes Fidelity's association with these projects:

                                                                            Activities associated with Section 42

                                                        Conventional     General
                                                       Bank Financing    Partner     Additional      Equity        Letters of
                                                                          Loans         Notes      Investments        Credit
                                                      ----------------------------------------------------------------------------
Balance at June 30, 1998                                   $5,325          $606                       $1,686          $19,423
  Increases                                                    61            13         $284
  Paydowns, payoffs, or loss on investment                   (563)         (369)                        (262)
  Payoffs of financing secured by letters of credit                                                                    (2,757)
  Charge-offs                                                                                           (545)
                                                      ----------------------------------------------------------------------------
Balance at June 30, 1999                                    4,823           250          284             879           16,666
  Increases                                                                                               58                1
  Paydowns, payoffs, or loss on investment                 (1,401)         (152)         (77)
  Charge-offs or funding on
    outstanding letters of credit                            (994)          (85)        (151)           (235)            (450)
                                                      ----------------------------------------------------------------------------
Balance at December 31, 1999                                2,428            13           56             702           16,217
  Increases                                                    63                        624
  Sale of partnership interests                                                                         (301)
  Paydowns, payoffs, or loss on investment                    (29)           (5)                         (75)              (4)
  Charge-offs or funding  on
    outstanding letters of credit                                            (8)        (680)            (43)            (600)
                                                      ----------------------------------------------------------------------------
Balance at December 31, 2000                               $2,462        $    0       $    0           $ 283          $15,613
                                                      ============================================================================

                                                       Specific reserves included in allowance for
                                                                         loan losses
                                                       -------------------------------------------
                                                                                                         Specific      Valuation
                                                         Conventional    General       Allowance         Reserves      Allowance
                                                        Bank financing   Partner      additional        for equity    for letters
                                                                          loans          notes         Investments     of credit
                                                       ---------------------------------------------------------------------------
Balance at June 30, 1998                                      $878           $56                             75          $5,300
  Provision-year ended June 30, 1999                          (205)           69           44               470            (532)
  Charge-offs                                                                                              (545)
                                                       ---------------------------------------------------------------------------
Balance at June 30, 1999                                       673           125           44                            4,768
  Provision-six months ended December 31, 1999                 651           (40)         111              253             606
  Funding on outstanding letter of credit                                                                                 (450)
  Charge-offs                                                 (994)          (85)        (151)            (235)
                                                       ---------------------------------------------------------------------------
Balance at December 31, 1999                                   330                          4               18           4,924
  Provision-year ended December 31, 2000                       106                          2                              430
  Funding on outstanding letter of credit                                                                                 (600)
  Reclassification                                            (188)            8          674               25
  Charge-offs                                                                 (8)        (680)             (43)
                                                       ---------------------------------------------------------------------------
Balance at December 31, 2000                                 $ 248           $ 0          $ 0             $  0          $4,754
                                                       ===========================================================================

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Investment Securities
United's investment policy is annually reviewed by its Board of Directors. Any significant changes to the policy must be approved by the Board. The Board has an interest rate risk management committee, which is responsible for keeping the investment policy current.

At December 31, 2000, the investment portfolio represented 12.6% of Fidelity's assets, compared to 14.2% at December 31, 1999, and is managed in a manner designed to meet the Board's investment policy objectives. During fiscal 1999 due to continued reductions in the loan portfolio, excess liquidity was reinvested in lower risk investment securities. The primary objectives, in order of priority, are to further the safety and soundness of Fidelity, to provide the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of Fidelity's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At December 31, 2000, the entire investment portfolio was classified as available for sale. The net unrealized loss at December 31, 2000, which is included as a component of stockholders' equity, was $536,000 and was comprised of gross unrealized losses of $887,000 and a tax benefit of $351,000. The decrease in the unrealized loss was caused primarily by market interest rate changes during the period and the decline in the portfolio. Although the entire portfolio is available for sale, management has not identified specific investments for sale in future periods.

The following table sets forth the components of United's available-for-sale investment portfolio as of December 31, 2000 and 1999 and at June 30, 1999:

                                                                           December 31,      December 31,     June 30,
                                                                               2000              1999           1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                         (dollars in thousands)
   Federal Home Loan Mortgage Corporation
      mortgage-backed securities                                              $   805          $ 1,043        $ 1,202
   Federal National Mortgage Association mortgage-backed securities             1,095            1,377          1,510
   Government National Mortgage Association
      mortgage-backed securities                                               19,101           21,885         24,613

                                                                       ------------------------------------------------

       Total securities available for sale                                    $21,001          $24,305        $27,325
                                                                       ================================================

For the year ended December 31, 2000, United's investment securities portfolio decreased by $3.3 million to $21.0 million compared to $24.3 million at December 31, 1999. The current year's decrease is the result of maturities and paydowns received during the year. United holds various types of securities, including mortgage-backed securities. Inherent in mortgage-backed securities is prepayment risk. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


The following table sets forth the contractual maturities of investment and mortgage-backed securities as of December 31, 2000, and the weighted average yields of such securities. The contractual maturities of mortgage-backed securities are not typically indicative of the actual holding period for such investments, as pre-payments on the underlying mortgage loans will reduce the average life of the investment, based on prevailing market interest rates.

                           ------------------------------------------------------------------------------
                                               After One But      After Five But
                           Within One Year   Within Five Years   Within Ten Years    Over Ten Years          Total
-------------------------------------------------------------------------------------------------------------------------
                            Amount  Yield     Amount    Yield    Amount   Yield    Amount    Yield     Amount    Yield
-------------------------------------------------------------------------------------------------------------------------
Federal Home Loan Mortgage
   Corporation               $252    7.00%     $  30     7.53%                    $    523    6.45%  $    805     6.66%
Federal National Mortgage
   Association                307    7.00                                              788    6.14      1,095     6.38
Government National
   Mortgage                                                     $ 4,178   6.75%     14,923    6.97     19,101     6.92
   Association
                           -------           -------           --------          ---------          ---------

     Total                   $559    7.00%     $  30     7.53%  $ 4,178   6.75%   $ 16,234    6.91%  $ 21,001     6.88%
                           ======            =======           ========          =========          =========

     Percent of total        2.7%                 .1%              19.9%              77.3%              100%
                           ======            =======           ========          =========          =========

Funding Sources

Deposits
Fidelity attracts both short-term and long-term deposits from the retail market by offering a wide assortment of accounts with different terms and different interest rates. These deposit alternatives include checking accounts, regular savings accounts, money market deposit accounts, fixed rate certificates with varying maturities, variable interest rate certificates, negotiable rate jumbo certificates ($99,000 or more), and variable rate IRA certificates.

Average deposits decreased by $3.9 million for the year ended December 31, 2000. Average retail certificates of deposit, for which the average balance increased $8.7 million but was offset by a decrease in NOW accounts and agent-acquired certificates of deposit of $1.9 million and $8.9 million, respectively. According to the provisions of the Supervisory Agreement, Fidelity is unable to use agent-acquired certificates as a funding source. Existing agent-acquired certificates of deposit were acquired at rates higher than the current local market for retail deposits, but generally below rates charged for FHLB advances. As these agent-acquired certificates mature, United has been successful in replacing the majority of these deposits with retail certificate of deposit products. Due to the rise in interest rates during 2000, the average rate on total deposits has increased 30 basis points since December 31, 1999 to 5.15% at December 31, 2000.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the years ended December 31, 2000 and 1999 and June 30, 1999.

                                                December 31,                December 31,                 June 30,
                                                    2000                        1999                       1999
                                        ---------------------------------------------------------------------------------
Average Deposits                              Amount       Rate          Amount        Rate          Amount        Rate
-------------------------------------------------------------------------------------------------------------------------
                                                                           (In Thousands)
Demand                                       $  5,136                    $  6,097                    $  5,724
NOW accounts                                   17,159      3.21%           19,107      3.39%           20,436      3.50%
Money market accounts                           2,058      1.99             2,545      2.03             2,733      2.23
Savings accounts                                4,349      2.25             4,657      2.26             5,082      2.32
Certificates of deposit                        87,027      5.97            78,329      5.60            79,072      5.76
Agent-acquired certificates of deposit          9,241      6.00            18,147      5.88            33,467      6.02
                                        ---------------             ---------------             ---------------

         Totals                              $124,970      5.15%         $128,882      4.85%         $146,514      5.10%
                                        ===============             ===============             ===============

The following table summarizes certificates of deposit in amounts of $100,000 or more by maturity as of the following dates:

                                                                  December 31,      December 31,       June 30,
                                                                      2000              1999             1999
------------------------------------------------------------------------------------------------------------------
                                                                                   (In Thousands)
Three months or less                                                    $1,692         $  5,656          $  4,218
Three to six months                                                      1,359            7,727             1,364
Six to twelve months                                                     5,093            2,766             7,760
Over twelve months                                                       4,882            6,825             3,763
                                                                --------------------------------------------------

         Totals                                                        $13,026          $22,974           $17,105
                                                                ==================================================

Borrowings
Fidelity's long-term debt increased $338,000 from the year ended December 31, 1999, primarily due to a new $2.0 million FHLB advance for a 10 year term obtained in the second quarter of 2000, which has been partially offset during the year by paydowns on other FHLB advances secured by specific single-family loans. During the year an agreement was entered into on an existing $2.0 million note payable for Fidelity to reduce the principal balance by $500,000 in return for the extension of the maturity date from June 2001 to June 2003. As noted in the liquidity section, Fidelity is in the process of negotiating agreements to extend maturities on certain other debt obligations. Alternative funding sources for United are provided by loan sales, loan payoffs, Federal Home Loan Bank advances as well as through retail deposits.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Capital Resources
Fidelity's stockholders' equity increased $3.4 million to $8.8 million at December 31, 2000, compared to $5.4 million at December 31, 1999. The change in stockholders' equity was accounted for by a net loss of $1.2 million, a decrease in the net unrealized loss on securities available for sale of $239,000 and the sale of stock to Pedcor for $3.0 million (at $3.00 per share) and the issuance of additional $1.3 million in stock for cash flow deficit guarantees and property management services to be provided by Pedcor.

Total capital for United consists of Tier I capital plus the allowance for loan losses. Minimum capital levels are 4% for the leverage ratio, which is, defined as Tier I capital as a percentage of total assets less goodwill and other identifiable intangible assets; 4% for Tier I to risk-weighted assets; and 8% for total capital to risk-weighted assets. United's capital ratios exceed each of these levels. The leverage ratio was 8.4% for the year ended December 31, 2000 and 6.8% for December 31, 1999, tier I capital to risk-weighted assets was 10.3% and 9.1% and total capital to risk-weighted assets was 13.8% and 14.3% at December 31, 2000 and December 31, 1999 respectively. Book value per share, increased to $1.90 at December 31, 2000, compared to $1.72 at December 31, 1999 due to the changes noted above in stockholder's equity.

The capital category assigned to an entity can also be affected by qualitative judgements made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios. At December 31, 2000 and 1999, the Bank is categorized as well capitalized and met all capital adequacy requirements; however, United's primary regulator, the OTS felt that additional capital was necessary based on overall asset quality. United has evaluated and pursued alternatives to improve its capital ratios since it entered into the Supervisory Agreement. There are no specific targets for capital levels included or agreed to within the Supervisory Agreement between United and the OTS, only a requirement that United include capital targets within a strategic plan. The strategic plan established capital targets of 8.12% for tangible, leverage and core capital and 13.75% for risk-based capital. At December 31, 2000 United has improved its capital ratios to 8.4% and 13.8% respectively at December 31, 2000 compared to 6.3% and 10.8%, respectively at June 30, 1998.

In May 2000 a Stock Purchase Agreement was approved by the shareholders, which added an additional $4.3 million in capital for Fidelity. In addition, under the Stock Purchase Agreement, Pedcor is entitled to purchase additional shares from Fidelity in an aggregate amount up to $5.0 million. For shares purchased in the first year following the closing, Pedcor will pay $3.00 per share. For shares purchased in the second and third year following the closing, Pedcor will pay the fair market value of the shares. Fidelity recently filed with the Securities and Exchange Commission a registration statement for a common stock rights offering to existing shareholders. The approximate date of commencement of the proposed sale of securities would be as soon as practical after the effective date of the Registration Statement.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Liquidity
Fidelity's principal source of income and funds is dividends from United. Fidelity is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, United is restricted from paying any dividends to Fidelity without prior approval of the OTS.

The Stock Purchase Agreement approved by shareholders in May 2000 added an additional $3.0 million in cash for Fidelity. In addition, for 3 years following the approval of the stock purchase agreement, approved on May 19, 2000, Pedcor is entitled under the terms of the Stock Purchase Agreement to purchase additional shares from Fidelity in an aggregate amount up to $5.0 million. For shares purchased in the first year following the closing, Pedcor will pay $3.00 per share. For shares purchased in the second and third year following the closing, Pedcor will pay the fair market value of the shares. Fidelity recently obtained a $1.5 million line of credit and can draw on this line until its expiration in September 2001. Absent the line of credit, the potential issuance of additional stock to Pedcor, potential execution of additional debt or equity financing, or dividends from United (with OTS approval), the holding company would have depleted its available cash in April 2001. Fidelity filed, in January 2001, with the Securities and Exchange Commission a registration statement for a common stock rights offering to existing shareholders. The approximate date of commencement of the proposed sale of the securities would be as soon as practical after the effective date of the Registration Statement. The common stock rights offering will be for existing shareholders as of a certain record date. Fidelity is also in the process of negotiating agreements to extend maturities on certain debt obligations coming due in 2001 and 2002. Fidelity filed with the Securities and Exchange Commission a registration statement in March 2001 to exchange all outstanding 9 1/8% junior subordinated notes due totaling, $1,476,000 in principal, in April 2001 for 12% junior subordinated notes due in April 2004. These actions excluding letter of credit issues noted below will facilitate the acquisition of sufficient cash to meet projected cash flow shortfalls, if successful.

Fidelity has issued letters of credit that back tax-exempt bond financing for three Section 42 multifamily housing developments. The municipal bonds are periodically re-marketed to current or new bondholders. Beginning in July 2001 through October 2001, approximately $8.7 million in bonds are due to be re-marketed. In the event that some of the bonds cannot successfully be re-marketed, Fidelity will be required to fund the difference. The amount of cash that would be required could be in excess of the amount Fidelity is anticipated to maintain. As such, alternative strategies for re-financing this debt such as utilizing the Federal Housing Administration 223(f) program are being sought. Fidelity has had prior success in refinancing Section 42 multifamily housing debt outstanding utilizing this program, however, there is no assurance that this effort will be successful.

United is required by federal regulations to maintain specified levels of "liquid" assets consisting of cash and other eligible investments. Currently, liquid assets must equal at least four percent of net withdrawable savings plus borrowings payable upon demand or due within one year or less. As of December 31, 2000 and December 31, 1999, United's liquidity ratios were 19.1% and 31.4%. United's significant increase in liquidity at December 31, 1999 was the result of United's cash contingency plan for Year 2000. United has reduced the liquidity throughout the year 2000. Management believes that the remaining level of liquidity is sufficient to meet any anticipated requirements for United's operations.

The primary sources of funds for operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. In addition, United is authorized to borrow money from the FHLB and other sources as needed. United's borrowings increased slightly from the FHLB from $9.0 million at December 31, 1999, to $9.9 million at December 31, 2000. Fidelity has also decreased its utilization of agency-acquired certificates of deposit as total loans have decreased and the need for these types of funds has also decreased.

Supervisory Agreement
Management has expended significant time and effort ensuring that United continues to operate in compliance with the Supervisory Agreement. While the Supervisory Agreement remains in place, it is likely that total loans outstanding will continue to decline, and management efforts will be concentrated on compliance, rather than business development. This will likely continue to impact the financial condition and the operating results of United and Fidelity until the Agreement is lifted. As noted previously and discussed in the footnotes under "Other Restrictions", United is currently operating under restrictions imposed by the Supervisory Agreement entered into with the OTS. The restrictions regarding certain activities

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

in the Supervisory Agreement have had a significant impact on United's net interest margin, net interest income, and net income as a result of United's inability to participate in new commercial lending. The supervisory agreement currently requires United to:

     o reduce its level of classified assets to core capital and allowance for loan and lease losses to 50% or less by December 31, 1999, (this was extended to March 31, 2001);

     o    refrain from making any commercial loans without OTS approval;

     o    refrain from engaging in any "sub prime" lending activity;

     o not increase the size of the consumer loan portfolio in excess of 30% of United's assets;

     o    refrain from paying dividends without OTS approval;

     o    adopt a strategic plan including:

               oo   capital targets, which United set at 8.12% for tangible,
                    leverage and core capital ratios and 13.75% for total
                    risk-based capital;
               oo   establish concentration limits for all assets; and
               oo   develop a plan to reduce its concentration of high risk
                    assets.

     o refrain from making additional investments in equity securities or real estate for development without OTS approval;

     o    develop a plan to divest real estate held for development;

     o develop a plan to reduce employee turnover and obtain OTS approval before hiring any additional or replacing any directors or senior executive officers;

     o develop a conflicts of interest policy and refrain from engaging in any transaction with or distribution of funds to Fidelity or its subsidiaries or selling any assets to an affiliate without OTS approval;

     o develop a plan to increase liquidity and manage liquidity and cash flow;

     o refrain from increasing the level of executive compensation in excess of the greater of $5,000 or the annual cost of living without OTS approval;

     o not increase its assets in excess of net interest credited on its deposit liabilities without OTS approval;

     o not engage in new activities not included in its strategic plan without OTS approval;

     o maintain a fully-staffed and functioning internal audit and internal loan review process;

     o adopt a policy to administer the general partnerships held by the subsidiaries of United; and

     o    adopt a policy to administer its mortgage brokerage activities.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


United currently is in compliance with all provisions of the supervisory agreement, and expects to meet the March 31, 2001 deadline to reduce its level of classified assets to core capital and allowance for loan and lease losses to 50% or less.

Accounting Pronouncements
The Financial Accounting Standards Board has issued Statement No. 133, Accounting for Derivative Instruments and Hedge Activities, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The provisions of this statement were to become effective for fiscal years beginning after June 15, 1999. The effective date of the statement has been delayed by Statement No. 137 to fiscal years beginning after June 15, 2000. Fidelity does not expect the statement to have a material impact on Fidelity's financial condition or results of operations.

Asset/Liability Management
Fidelity is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently than average assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors.

The OTS utilizes a model, the "Office of Thrift Supervision Net Portfolio Value" ("NPV") model, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this model, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. United is not required to file a CMR since it exceeds the risk-based capital requirement and its assets are less than $300 million, but does so on a voluntary basis. Under the regulation, associations, which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

Presented below, at December 31, 2000 and December 31, 1999, is an analysis performed by the OTS of United's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At December 31, 2000 and December 31, 1999, 2% of the present value of United's assets was approximately $3.2 million and $3.4 million for December 31, 2000 and 1999, respectively. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.3 million at December 31, 2000 and $2.9 million at December 31, 1999, United would not have been required to make a deduction from its total capital available to calculate its risk based capital requirement. The decrease in interest rate risk from December 31, 1999 to December 31, 2000 is due to interest rate changes and a change in United's balance sheet mix.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

                                    Interest Rate Risk as of December 31, 2000

                                                                                          NPV as Percent of Present
                                          Net Portfolio Value                                  Value of Assets
                     -------------------------------------------------------------------------------------------------
       Change              Dollar             Dollar            Percentage
      in Rates             Amount             Change              Change             NPV Ratio             Change
----------------------------------------------------------------------------------------------------------------------
     + 300 bp             $11,424            $(3,799)              (25)%                7.41%             - 198 bp
     + 200 bp              12,848             (2,375)              (16)                 8.19              - 120 bp
     + 100 bp              14,154             (1,068)               (7)                 8.87              -  52 bp
         0 bp              15,223                                                       9.40
     - 100 bp              15,578                356                 2                  9.51                 11 bp
     - 200 bp              15,567                345                 2                  9.42                  3 bp
     - 300 bp              15,912                689                 5                  9.53                 13 bp

                                    Interest Rate Risk as of December 31, 1999

                                                                                          NPV as Percent of Present
                                          Net Portfolio Value                                  Value of Assets
                     -------------------------------------------------------------------------------------------------
       Change              Dollar             Dollar            Percentage
      in Rates             Amount             Change              Change             NPV Ratio             Change
----------------------------------------------------------------------------------------------------------------------
     + 300 bp             $10,879            $(4,685)              (30)%                6.75%             - 242 bp
     + 200 bp              12,622             (2,942)              (19)                 7.69              - 148 bp
     + 100 bp              14,256             (1,308)               (8)                 8.53              -  64 bp
         0 bp              15,564                                                       9.17
     - 100 bp              16,148                585                 4                  9.41                 24 bp
     - 200 bp              16,023                459                 3                  9.27                 10 bp
     - 300 bp              16,010                446                 3                  9.19                  2 bp

As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features, which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumptions used in calculating the table.

[LOGO OF OLIVE LLP]


                                  Independent Auditor's Report



                  Stockholders and Board of Directors
                  Fidelity Federal Bancorp
                  Evansville, Indiana


                  We have audited the accompanying consolidated balance sheet of Fidelity Federal Bancorp and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year and six months ended December 31, 2000 and 1999 and for the year ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the year and six months ended December 31, 2000 and 1999 and for the year ended June 30, 1999 in conformity with generally accepted accounting principles.

                  /s/ Olive LLP

                  Evansville, Indiana
                  January 12, 2001

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                           Consolidated Balance Sheet
                        (In Thousands, Except Share Data)

December 31                                                         2000         1999
----------------------------------------------------------------------------------------
Assets
   Cash and due from banks                                        $   1,926    $   8,003
   Interest-bearing demand deposits                                  14,718       22,911
                                                    ------------------------------------
       Cash and cash equivalents                                     16,644       30,914
   Investment securities available for sale                          21,001       24,305
   Loans, net of allowance for loan losses of $1,921 and $2,021     107,842       96,919
   Premises and equipment                                             5,847        5,727
   Federal Home Loan Bank of Indianapolis stock                       2,620        3,920
   Deferred income tax receivable                                     7,245        5,372
   Interest receivable and other assets                               5,267        4,300
                                                    ------------------------------------

       Total assets                                               $ 166,466    $ 171,457
                                                    ====================================

Liabilities
   Deposits
     Non-interest bearing                                         $   4,291    $   6,593
     Interest bearing                                               122,653      128,423
                                                    ------------------------------------
       Total deposits                                               126,944      135,016
   Long-term debt                                                    23,842       23,504
   Advances by borrowers for taxes and insurance                        362          409
   Valuation allowance for letters of credit                          5,153        5,787
   Other liabilities                                                  1,390        1,314
                                                    ------------------------------------
       Total liabilities                                            157,691      166,030
                                                    ------------------------------------

Stockholders' Equity
   Preferred stock, no par or stated value
     Authorized and unissued--5,000,000 shares
   Common stock, $1 stated value
     Authorized--15,000,000 shares
     Issued and outstanding--4,607,658 and 3,147,662 shares           4,607        3,147
   Additional paid-in capital                                        13,674       10,869
   Stock warrants                                                        11           11
   Retained earnings                                                 (8,981)      (7,825)
   Accumulated other comprehensive loss                                (536)        (775)
                                                    ------------------------------------
       Total stockholders' equity                                     8,775        5,427
                                                    ------------------------------------

       Total liabilities and stockholders' equity                 $ 166,466    $ 171,457
                                                    ====================================

See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statement of Income
                        (In Thousands, Except Share Data)

                                                       Six Months
                                         Year Ended      Ended      Year Ended
                                        December 31,  December 31,   June 30,
                                           2000          1999          1999
-------------------------------------------------------------------------------
Interest Income
   Loans receivable                       $  9,436     $  4,558     $ 11,861
   Investment securities--taxable            1,518          849          955
   Federal funds sold                                                     25
   Deposits with financial institutions        873          454          939
   Other dividend income                       273          158          314
                                         -----------------------------------
         Total interest income              12,100        6,019       14,094
                                         -----------------------------------

Interest Expense
   Deposits                                  6,442        3,151        7,467
   Long-term debt                            2,015        1,117        2,263
                                         -----------------------------------
         Total interest expense              8,457        4,268        9,730
                                         -----------------------------------

Net Interest Income                          3,643        1,751        4,364
   Provision for loan losses                   670        1,345         (138)
                                         -----------------------------------

Net Interest Income After Provision for
   Loan Losses                               2,973          406        4,502
                                         -----------------------------------

Other Income
   Fee income--management fees                  88           88          196
   Service charges on deposit accounts         311          201          437
   Net gains on loan sales                      54          110          343
   Letter of credit fees                       530          291          582
   Real estate investment banking fees          78           13           78
   Agent fee income                            240            4          333
   Title fee income                             16           18           72
   Servicing fees on loans sold                109           55           91
   Release fees on multifamily loans            34           20           82
   Other income                                356          201          449
                                         -----------------------------------
         Total non-interest income           1,816        1,001        2,663
                                         -----------------------------------

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statement of Income
                        (In Thousands, Except Share Data)
                                   (Continued)

                                                      Six Months
                                         Year Ended      Ended      Year Ended
                                        December 31,  December 31,   June 30,
                                           2000          1999          1999
-------------------------------------------------------------------------------
Other Expenses
   Salaries and employee benefits         $ 3,370      $ 1,747       $ 3,414
   Net occupancy expenses                     364          192           394
   Equipment expenses                         250          166           299
   Data processing fees                       339          247           407
   Deposit insurance expense                  243          156           244
   Legal and professional fees                544          379           379
   Advertising                                198           78           202
   Letter of credit valuation provision       (85)       1,069          (715)
   Loss on investment in partnerships         352          356           831
   Amortization of intangible assets          139
   Correspondent bank charges                 156           79           154
   Other expense                            1,444          679         1,269
                                        -------------------------------------
         Total non-interest expense         7,314        5,148         6,878
                                        -------------------------------------

Income (Loss) Before Income Tax            (2,525)      (3,741)          287
   Income tax benefit                      (1,369)      (1,671)         (338)
                                        -------------------------------------

Net Income (Loss)                         $(1,156)     $(2,070)      $   625
                                        =====================================

Basic Earnings (Loss) Per Share           $  (.29)     $  (.66)      $   .20

Diluted Earnings (Loss) Per Share            (.29)        (.66)          .20

See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

            Consolidated Statement of Changes in Stockholders' Equity
                        (In Thousands, Except Share Data)


                                                                                                                 Accumulated
                                                  Common Stock                        Comprehensive                Other
                                             ---------------------  Paid-in   Stock      Income      Retained  Comprehensive
                                               Shares      Amount   Capital  Warrants    (Loss)      Earnings  Income (Loss)  Total
                                             ---------------------------------------------------------------------------------------
Balances, July 1, 1998                        3,127,208     $3,127  $10,799      $11                 $(6,380)      $  (42)   $7,515
   Comprehensive income
     Net income                                                                            $625          625                    625
     Other comprehensive loss, net of tax
       Unrealized loss on securities                                                       (416)                     (416)     (416)
                                                                                         -------
   Comprehensive income                                                                    $209
                                                                                         =======
   Sale of stock                                 20,458         20       70                                                      90
   Purchase of stock                                 (4)
                                             ----------------------------------------               --------------------------------

Balances, June 30, 1999                       3,147,662      3,147   10,869       11                  (5,755)        (458)    7,814
   Comprehensive loss
     Net loss
     Other comprehensive loss, net of tax                                               $(2,070)      (2,070)                (2,070)
       Unrealized loss on securities                                                       (317)                     (317)     (317)
                                                                                        --------
   Comprehensive loss                                                                   $(2,387)
                                                                                        ========

                                             ----------------------------------------               --------------------------------

Balances, December 31, 1999                   3,147,662      3,147   10,869       11                  (7,825)        (775)    5,427

   Comprehensive loss
     Net loss                                                                           $(1,156)      (1,156)                (1,156)
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                        239                       239       239
                                                                                        --------
   Comprehensive loss                                                                   $  (917)
                                                                                        ========
   Sale of stock                              1,460,000      1,460    2,805                                                   4,265
   Purchase of stock                                 (4)
                                             ----------------------------------------               --------------------------------

Balances, December 31, 2000                   4,607,658     $4,607  $13,674      $11                   $(8,981)       $(536)  $8,775
                                             ========================================               ================================

See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                            Six Months
                                                               Year Ended      Ended     Year Ended
                                                              December 31,  December 31,  June 30,
                                                                  2000         1999         1999
----------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                           $ (1,156)     $ (2,070)   $    625
   Adjustments to reconcile net income (loss) to net
     cash provided (used) by operating activities
     Provision for loan losses                                      670         1,345        (138)
     Letter of credit valuation provision                           (85)        1,069        (715)
     Depreciation and amortization                                  491           196         402
     Valuation allowance--affordable housing investments             69           331         545
     Loans originated for sale                                   (5,395)       (4,527)    (25,474)
     Proceeds from sale of loans                                  5,384         4,542      25,342
     Deferred income tax benefit                                 (2,031)       (1,673)         (6)
     Changes in
       Interest payable and other liabilities                      (114)          219          66
       Interest receivable and other assets                         247           594       3,642
     Other                                                          261            17         (43)
                                                          -----------------------------------------
     Net cash provided (used) by operating activities            (1,659)           43       4,246
                                                          -----------------------------------------

Investing Activities
   Purchases of securities available for sale                                             (25,388)
   Proceeds from maturities of securities available for sale      3,639         2,463       7,189
   Proceeds from redemption of FHLB stock                         1,300
   Net change in loans                                          (11,484)       12,069      45,683
   Purchase of premises and equipment                              (794)         (231)       (267)
   Proceeds from sales of premises and equipment                    110                        40
   Funding on outstanding letter of credit                         (600)         (450)
                                                          -----------------------------------------
     Net cash provided (used) by investing activities            (7,829)       13,851      27,257
                                                          -----------------------------------------

Financing Activities
   Net change in
     Noninterest-bearing, interest-bearing
       demand and savings deposits                               (2,030)       (2,022)     (1,430)
     Certificates of deposit                                     (6,042)        8,442     (18,913)
     Short-term borrowings                                                                 (2,403)
   Proceeds of long-term debt                                     2,000                     5,000
   Repayment of long-term debt                                   (1,663)       (5,684)     (5,339)
   Net change in advances by borrowers for
     taxes and insurance                                            (47)           17         (34)
   Sale of stock                                                  3,000                        90
   Cash dividends                                                                            (156)
                                                          -----------------------------------------
     Net cash provided (used) by financing activities            (4,782)          753     (23,185)
                                                          -----------------------------------------

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Continued)

                                                                        Six Months
                                                          Year Ended      Ended      Year Ended
                                                          December 31,  December 31,  June 30,
                                                              2000         1999         1999
------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                     $(14,270)     $ 14,647    $  8,318

Cash and Cash Equivalents, Beginning of Period                30,914        16,267       7,949
                                                        ---------------------------------------

Cash and Cash Equivalents, End of Period                    $ 16,644      $ 30,914    $ 16,267
                                                        =======================================

Additional Cash Flows Information
   Interest paid                                            $  8,448      $  4,211    $  9,879
   Income tax paid (refunded)                                    727                    (3,013)
   Stock issued in exchange for partnership operating
     cash flow deficit guarantees and management services      1,265


See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Fidelity Federal Bancorp (Fidelity) and its wholly-owned subsidiaries conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

Fidelity is a registered thrift holding company whose principal activity is the ownership and management of United Fidelity Bank, fsb (United). United operates under a national thrift charter and provides full banking services. As a federally chartered thrift, United is subject to regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation. Fidelity's other subsidiary is Village Affordable Housing Corporation, which was formed during 1999 for the purpose of owning interests in real estate housing, and is currently inactive.

United generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in Vanderburgh County, Indiana and surrounding counties. Fidelity's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. United's subsidiaries, Village Housing Corporation and Village Management Corporation (Affordable Housing Group) and Village Capital Corporation have been involved in various aspects of financing, owning, developing and managing affordable housing projects. Currently, they are involved only in the business of owning affordable housing properties. In May 2000, a subsidiary of Pedcor Holdings, LLC began providing management and certain accounting services for the properties previously managed by Village Management Corporation. Village Management is currently inactive. Village Capital Corporation earns fees by providing real estate mortgage banking services to unaffiliated borrowers. Village Capital has not provided any new banking services for the past two years, but records fee income on transactions previously completed. Another United subsidiary, Village Insurance Corporation, is engaged in the business of selling credit life and accident health insurance in conjunction with United's lending activities.

Consolidation--The consolidated financial statements include the accounts of Fidelity and its subsidiaries after elimination of all material intercompany transactions.

Securities available for sale are carried at fair value, with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses of securities are recorded on the specific-identification method.

Loans held for sale are carried at the lower of aggregate cost or market value. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income, based on the difference between estimated sales proceeds and aggregate cost.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


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

Allowance for loan losses and letter of credit valuation allowance are maintained for credit losses to absorb losses inherent in the loan portfolio. The allowances are based on ongoing quarterly assessments of the probable estimated losses inherent in the loan portfolios. The allowance for loan losses is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of chargeoffs, net of recoveries. Fidelity's methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, pools of loans, or commitments. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific loan and letter of credit valuation reserves are established in cases where management has identified significant conditions or circumstances related to a loan or letter of credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of, in the case of the allowance for loan losses, the formula allowance.

The unallocated allowance for loan losses is based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits. The conditions evaluated in connection with the unallocated allowance for loan losses and the letter of credit valuation reserve may include existing general economic and business conditions affecting Fidelity's key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan and letter of credit portfolios, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolios, duration of the current business cycle, regulatory examination results, and findings of an independent third party conducting quarterly reviews of the loan and letter of credit portfolios.

The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118. A loan is considered impaired when management determines that it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The determination of the adequacy of the allowance for loan losses and the letter of credit valuation allowance is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2000, the allowance for loan losses and the letter of credit valuation allowance is adequate based on information currently available. A worsening or protracted economic decline in the area within which Fidelity operates could affect the possibility of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. Fidelity files consolidated income tax returns with its subsidiaries.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which includes purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

Intangible assets are being amortized on the straight-line basis over periods ranging from five to ten years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Fidelity accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognized no compensation expense for the stock option grants.

Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. The effect of outstanding options and warrants are included in diluted earnings per share if they are not anti-dilutive.

Reclassification of certain amounts in the 1999 consolidated financial statements have been made to conform to the 2000 presentation.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Restriction on Cash and Due From Banks

United is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2000 was $173.


>>       Investment Securities Available for Sale

                                                                      Gross
                                                   Amortized        Unrealized           Fair
                                                      Cost            Losses             Value
                                                 -----------------------------------------------
December 31, 2000
   Mortgage-backed securities                        $21,888          $  (887)          $21,001
                                                 ===============================================


December 31, 1999
   Mortgage-backed securities                        $25,589          $(1,284)          $24,305
                                                 ===============================================

Securities with a carrying value of $20,727 and $23,650 were pledged at December 31, 2000 and 1999 to secure certain deposits, outstanding Federal Home Loan Bank advances, and for other purposes as permitted or required by law.


>>       Loans and Allowance

December 31                                                              2000               1999
---------------------------------------------------------------------------------------------------
Real estate mortgage loans
   First mortgage loans
     Conventional                                                      $ 47,809           $48,845
     Construction                                                         1,274             1,867
     Commercial                                                           6,873             8,576
     Multi-family                                                         4,350             3,629
     Home equity loans                                                    5,274             5,567
     First mortgage real estate loans purchased                           1,753             1,899
   Commercial loans--other than secured by real estate                    2,305             4,154
   Consumer loans                                                        40,125            24,403
                                                                    -------------------------------
         Total loans                                                    109,763            98,940

   Allowance for loan losses                                             (1,921)           (2,021)
                                                                    -------------------------------

         Total loans, net of the allowance for loan losses             $107,842           $96,919
                                                                    ===============================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Multi-family first mortgage loans are loans made to affordable housing developments. An additional $973 and $1,529 in multi-family loans is included in construction loans at December 31, 2000 and 1999.

                                                                                  Six Months
                                                                Year Ended          Ended           Year Ended
                                                               December 31,      December 31,         June 30,
                                                                   2000              1999               1999
---------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses
   Balances, beginning of period                                  $2,021            $3,521            $3,049
   Provision for losses                                              670             1,345              (138)
   Transfer from letter of credit valuation reserve                                                      895
   Recoveries on loans                                               396                32                53
   Loans charged off                                              (1,166)           (2,877)             (338)
                                                            --------------------------------------------------

   Balances, end of period                                        $1,921            $2,021            $3,521
                                                            ==================================================

Information on impaired loans is summarized below:

December 31                                                                  2000             1999
------------------------------------------------------------------------------------------------------
Impaired loans with an allowance                                            $3,696           $7,351
                                                                       ===============================

Allowance for impaired loans (included in allowance for loan losses)        $  384           $1,055
                                                                       ===============================

                                                                               Six Months
                                                              Year Ended         Ended          Year Ended
                                                             December 31,     December 31,        June 30,
                                                                2000               1999              1999
------------------------------------------------------------------------------------------------------------
Average balance of impaired loans                               $7,298           $13,548           $13,868
Interest income recognized on impaired loans                     1,008               663             1,396
Cash-basis interest included above                               1,045               614             1,396

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Letter of Credit Valuation Allowance

Reserves related to letters of credit issued by Fidelity and United relate to the permanent financing for certain affordable housing projects. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $43,800 and $44,463 at December 31, 2000 and 1999, respectively.

                                                                               Six Months
                                                              Year Ended         Ended          Year Ended
                                                             December 31,     December 31,        June 30,
                                                                2000               1999              1999
-----------------------------------------------------------------------------------------------------------
Letter of credit valuation allowance
   Balances, beginning of year                                  $5,787           $5,168            $6,778
   Provision                                                       (85)           1,069              (715)
   Recoveries                                                       51
   Transfer to allowance for loan losses                                                             (895)
   Funding of outstanding letters of credit                       (600)            (450)
                                                             ----------------------------------------------

   Balances, end of year                                        $5,153           $5,787            $5,168
                                                             ==============================================

During the year ended December 31, 2000 and the six months ended December 31, 1999, Fidelity disbursed $600 and $450 to holders of bond obligations of limited partnerships in which Fidelity is a general partner. This was done in an effort to place the partnerships' debt service coverage ratio at a level that would support full repayment of the obligation. Fidelity funded one letter of credit totaling $4,200 during the year ended June 30, 1999. The valuation allowance for this letter of credit, totaling $895, was transferred to the allowance for loan losses.

>>       Premises and Equipment

December 31                                                     2000              1999
-----------------------------------------------------------------------------------------
Land                                                           $1,695            $1,620
Building and land improvements                                  5,727             5,369
Furniture, fixtures and equipment                               2,454             2,455
                                                            -----------------------------
       Total cost                                               9,876             9,444
Accumulated depreciation                                       (4,029)           (3,717)
                                                            -----------------------------

Net                                                            $5,847            $5,727
                                                            =============================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Other Assets and Investments in Limited Partnerships

Included in other assets at December 31, 2000 and 1999 are investments of $791 and $1,302 in limited partnerships which are organized to build, own and operate apartment complexes. The carrying amounts of these investments approximates Fidelity's equity in the net assets of the partnerships. The investments at December 31, 2000 are as follows:

                  Percentage and Type of      Amount of       Number of
                   Partnership Interest       Investment     Partnerships
                -----------------------------------------------------------
                   1%--General                  $ (41)            15
                   1%--General and
                     31%--Limited                 159              1
                   1%--General and
                     26%--Limited                 165              1
                   10%--Limited                   308              1
                   10%--Limited                   125              1
                   99%--Limited                    75              2

Fidelity records income on the equity method in the income and losses of the limited partnerships, which resulted in losses of $283, $25 and $246 during the year and six months ended December 31, 2000 and 1999 and year ended June 30, 1999. In addition to recording its equity in the losses of these projects, Fidelity has recorded the benefit of low-income housing tax credits of $375, $193 and $460 for the year and six months ended December 31, 2000 and 1999 and year ended June 30, 1999. In certain cases, Fidelity could reduce the carrying value of its investments in and related loans to these partnerships, should its share of net losses materially exceed the net investments in and loans to these partnerships. Combined condensed financial statements (unaudited) for the limited partnerships as of December 31, 2000 and 1999 and June 30, 1999 and for the year and six months ended December 31, 2000 and 1999 and year ended June 30 1999 are as follows:

December 31                                                       2000              1999
----------------------------------------------------------------------------------------------
Combined condensed balance sheet (unaudited)
Assets
   Cash                                                          $   412           $   322
   Land and property                                              53,226            54,531
   Other assets                                                    1,832             1,733
                                                            --------------------------------

       Total assets                                              $55,470           $56,586
                                                            ================================

Liabilities
   Notes payable                                                 $40,958           $40,015
   Other liabilities                                               3,133             2,575
                                                            --------------------------------
       Total liabilities                                          44,091            42,590
   Partners' equity                                               11,379            13,996
                                                            --------------------------------

       Total liabilities and partners' equity                    $55,470           $56,586
                                                            ================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                                                                                   Six Months
                                                                 Year Ended          Ended          Year Ended
                                                                December 31,      December 31,       June 30,
                                                                    2000              1999             1999
-----------------------------------------------------------------------------------------------------------------
Combined condensed statement of operations (unaudited)
   Total revenue                                                   $  5,681           $ 3,481           $ 5,734
   Total expenses                                                     8,094             4,539             7,161
                                                              ---------------------------------------------------

       Net loss                                                     $(2,413)          $(1,058)          $(1,427)
                                                              ===================================================

Approximately $2,647 and $2,459 of the notes payable are due to Fidelity from these partnerships at December 31, 2000 and 1999, and specific reserves on these notes receivable of $237 and $334 are included in the Company's allowance for loan losses at December 31, 2000 and 1999.

Fidelity wrote down the investments in limited partnerships by $352, $356 and $831 during the year ended December 31, 2000 and six months ended December 31, 1999 and year ended June 30, 1999, based on the performance of the underlying real estate operations.

Included in other assets is interest receivable as follows:

December 31                                                                 2000              1999
----------------------------------------------------------------------------------------------------
Interest receivable on loans                                                $580              $570
Interest receivable on investment securities and other                       148               170
                                                                     -------------------------------

       Total interest receivable                                            $728              $740
                                                                     ===============================


>>       Deposits

December 31                                                                2000              1999
----------------------------------------------------------------------------------------------------
Non-interest bearing transaction accounts                                $  4,305          $  6,593
Interest-bearing transaction accounts                                      18,840            17,766
Money market deposit accounts                                               1,795             2,072
Savings accounts                                                            4,020             4,559
Certificates of $100 or more                                               13,026            22,974
Other certificates and time deposits                                       84,958            81,052
                                                                     -------------------------------

       Total deposits                                                    $126,944          $135,016
                                                                     ===============================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Certificates maturing in years ending December 31:

   2001                                                      $58,402
   2002                                                       16,164
   2003                                                       21,551
   2004                                                        1,158
   2005                                                          709
                                                          -----------

                                                             $97,984
                                                          ===========


>>       Long-Term Debt

December 31                                                                                 2000             1999
---------------------------------------------------------------------------------------------------------------------
Note payable, 9.45% adjusted annually, payable $8 per month, including interest, due September 2010, secured by specific
   multi-family mortgages                                                                 $   975           $   985
Note payable, 9.45% adjusted annually, payable $13 per month, including interest, due September 2010, secured by specific
   multi-family mortgages                                                                   1,494             1,510
Note payable, 10.50%, interest paid quarterly, due June 2003,
   secured by United stock                                                                  1,500             2,000
Junior subordinated notes, 9.125%, interest paid semi-annually,
   due April 2001, unsecured                                                                1,476             1,476
Junior subordinated notes, 9.25%, interest paid semi-annually,
   due January 2002, unsecured                                                              1,494             1,494
Senior subordinated notes, 10.00%, interest paid semi-annually,
   due June 2005, unsecured                                                                 7,000             7,000
Federal Home Loan Bank advances, due at various dates through
   2010 (weighted-average rates of 6.72% and 6.59% at December 31,
   2000 and 1999)                                                                           9,903             9,039
                                                                                      -------------------------------

       Total long-term debt                                                               $23,842           $23,504
                                                                                      ===============================

The terms of a security agreement with the FHLB require United to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to first mortgage loans pledged of $42,455, Fidelity had $20,626 of investment securities pledged at December 31, 2000. Certain advances are subject to restrictions or penalties in the event of prepayment.

All long-term debt, except for Federal Home Loan Bank advances, is debt of the parent company and totals $13,939.

The scheduled principal reduction of borrowings at December 31, 2000, is as follows: 2001, $5,070; 2002, $5,854; 2003, $1,529; 2004, $31; 2005, $7,031; and
thereafter, $4,327.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage loans serviced for others totaled $40,858, $40,693 and $38,646 at December 31, 2000 and 1999 and
June 30, 1999.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2000 and 1999 approximated $511 and $509. Comparable market prices were used to estimate fair value.

                                                                                   Six Months
                                                                 Year Ended          Ended          Year Ended
                                                                December 31,      December 31,       June 30,
                                                                    2000              1999             1999
-----------------------------------------------------------------------------------------------------------------
Mortgage servicing rights
   Balances, beginning of period                                   $430               $409              $226
   Servicing rights capitalized                                      54                 45               250
   Amortization of servicing rights                                 (53)               (24)              (67)
                                                                ------------------------------------------------

   Balances, end of period                                         $431               $430              $409
                                                                ================================================

>>       Income Tax

                                                                                   Six Months
                                                                 Year Ended          Ended          Year Ended
                                                                December 31,      December 31,       June 30,
                                                                    2000              1999             1999
-----------------------------------------------------------------------------------------------------------------
Income tax benefit
   Currently payable
     Federal                                                       $   662                            $(330)
     State                                                                          $    2               (2)
   Deferred
     Federal                                                        (1,822)         (1,356)             (39)
     State                                                            (209)           (317)              33
                                                                -------------------------------------------------

       Total income tax benefit                                    $(1,369)         $(1,671)          $(338)
                                                                =================================================

Reconciliation of federal statutory to actual tax benefit
   Federal statutory income tax at 34%                             $  (859)         $(1,272)          $  98
   Effect of state income taxes                                       (138)            (208)             21
   Nondeductible expenses                                                3
   Affordable housing tax credits and other                           (375)            (191)           (457)
                                                                -------------------------------------------------

       Actual tax benefit                                          $(1,369)         $(1,671)         $ (338)
                                                                =================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The components of the deferred tax asset are as follows:

December 31                                                                    2000              1999
---------------------------------------------------------------------------------------------------------
Assets
   Differences in accounting for certain accrued liabilities                   $    3            $   12
   Allowance for loan losses                                                    3,054             2,391
   Letter of credit allowance for loss                                          1,498               926
   Loan fees                                                                                         32
   Unrealized gain/loss on available-for-sale securities                          351               509
   Alternative minimum tax credit                                                  71               147
   Low income housing credit carryforward                                       1,311             1,337
   State net operating loss carryforward                                          834               805
   Federal net operating loss carryforward                                      1,386               761
   State income tax                                                               105
   Other                                                                            3                39
                                                                          -------------------------------
         Total assets                                                           8,616             6,959
                                                                          -------------------------------

Liabilities
   Depreciation and amortization                                                   (6)              (40)
   State income tax                                                                                (273)
   Differences in basis of FHLB stock                                             (66)              (66)
   Basis differential on certain partnership interests                         (1,128)           (1,038)
   Differences in accounting for mortgage servicing rights                       (171)             (170)
                                                                          -------------------------------
         Total liabilities                                                     (1,371)           (1,587)
                                                                          -------------------------------

                                                                               $7,245            $5,372
                                                                          ===============================

At December 31, 2000, Fidelity has federal net operating loss carryforwards for tax purposes totaling $4,076. These loss carryforwards expire in varying amounts through the year 2020. Fidelity has state net operating loss carryforwards for tax purposes of $9,809. These loss carryforwards expire in varying amounts through the year 2015. Fidelity has affordable housing credit carryforwards of $1,311. These carryforwards expire in varying amounts through the year 2020. In addition, Fidelity has an alternative minimum tax credit carryforward of $71.

Retained earnings include approximately $1,870 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $635.

The Company has recorded a deferred tax asset of $2,220 for the expected benefit to be realized from the federal and state net operating loss carryovers discussed above. In addition, a deferred tax asset of $1,311 for low income housing tax credits is recorded. Realization depends upon the ability of the Company to generate sufficient taxable income before the expiration of the carryover periods. The amount that management considers to be realizable is reevaluated at each financial statement date. That estimate could be reduced in the near term if management lowers its estimate of future taxable income during the carryover period.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Commitments and Contingent Liabilities

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. Fidelity's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. Fidelity uses the same credit policies in making such commitments as it does for instruments that are included on the consolidated balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Fidelity evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Fidelity upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower. At December 31, 2000 and 1999, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $8,518 and $8,098.

Fidelity has issued standby letters of credit on affordable housing developments in which one of Fidelity's subsidiaries has a partnership interest. The letters of credit secure tax exempt bond issues and other permanent financing of limited partnerships in which one of Fidelity's subsidiaries owns a one percent general partner interest. The amount outstanding on these letters of credit at December 31, 2000 and 1999 was $15,612 and $16,240.

Fidelity has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with Fidelity. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships. The amount outstanding on the letters of credit at December 31, 2000 and 1999 was $28,188 and $28,223. Fidelity also has standby letters of credit to guarantee the performance of a customer to a third party. The amount outstanding on the standby letters of credit at December 31, 2000 and 1999 was $96 and $115.

Fidelity, in its role as general partner on various affordable housing developments through its subsidiaries, is committed to advance certain amounts to limited partnerships. These commitments potentially include short-term loans to the limited partners or an increase in the general partner's equity investment.

Fidelity has entered into change in control agreements with one of its employees which provide for the continuation of a multiple of the employee's existing salary and certain benefits for a two-year period of time under certain conditions following a change in control. The agreement becomes effective if there is a change in control that is accompanied by a significant change in job responsibilities and/or compensation.

Fidelity and its subsidiaries are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of Fidelity.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Dividend and Capital Restrictions

Fidelity's dividend policy is to pay cash or distribute stock dividends when its Board of Directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. Fidelity is not subject to any regulatory restrictions on payments to its stockholders. Fidelity's primary source of income is dividends from United.

United has entered into a Supervisory Agreement (Agreement) with the OTS. The Agreement restricts the payments of dividends from United to Fidelity without prior written OTS approval. The OTS, in 1999, permitted the payment of dividends to assist Fidelity in meeting interest payments on its outstanding debt; however, there can be no assurance that this approval will be granted going forward. Fidelity is uncertain when it will pay dividends in the future and the amount of such dividends, if any.


>>       Regulatory Capital

United is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2000 and 1999, United is categorized as well capitalized and met all subject capital adequacy requirements at those dates.

There are no specific targets for capital levels included or agreed to within the Supervisory Agreement (Agreement) between United and the OTS, only a requirement that United include capital targets within a strategic plan. The strategic plan that was developed by United in 2000, and approved by the OTS, sets capital targets of 8.12% for tangible, leverage and core capital and 13.75% for risk-based capital. At December 31, 2000, United's tangible, leverage and core capital was 8.4% and risk-based capital was 13.8%. United's classified assets to core capital plus the allowance for loan losses and letter of credit valuation reserves was 69.9% at December 31, 2000. The Agreement did set a target level to reduce its classified assets to 50% of core capital plus the allowance for loan losses and the letter of credit valuation reserves by December 31, 1999, but this was subsequently extended until March 31, 2001 by the OTS. At December 31, 1999, United's tangible, leverage and core capital was 6.8% and risk-based capital was 14.3%. United's classified assets to core capital plus the allowance for loan losses and letter of credit valuation reserves was 85.8% at December 31, 1999.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


United's actual and required capital amounts and ratios are as follows:

                                                                            Required for               To Be Well
                                                     Actual               Adequate Capital*           Capitalized*
                                             --------------------------------------------------------------------------
                                                Amount       Ratio         Amount      Ratio        Amount       Ratio
                                             --------------------------------------------------------------------------
As of December 31, 2000
   Total risk-based capital* (to risk-
     weighted assets)                          $17,830        13.8%       $10,337       8.0%       $12,921       10.0%
   Tier 1 capital* (to risk-weighted assets)    13,327        10.3          5,168       4.0          7,753        6.0
   Core capital* (to adjusted total assets)     13,327         8.4          6,333       4.0          7,916        5.0
   Core capital (to adjusted tangible assets)   13,327         8.4          3,166       2.0            N/A       N/A
   Tangible capital (to adjusted total          13,327         8.4          2,375       1.5            N/A       N/A
     assets)

As of December 31, 1999
   Total risk-based capital* (to risk-
     weighted assets)                           17,603        14.3          9,839       8.0         12,298       10.0
   Tier 1 capital* (to risk-weighted assets)    11,167         9.1          4,919       4.0          7,379        6.0
   Core capital* (to adjusted total assets)     11,167         6.8          6,593       4.0          8,241        5.0
   Core capital (to adjusted tangible assets)   11,167         6.8          3,296       2.0            N/A       N/A
   Tangible capital (to adjusted total          11,167         6.8          2,472       1.5            N/A       N/A
     assets)

*As defined by regulatory agencies


>>       Other Restrictions

United entered into a Supervisory Agreement with the OTS on February 3, 1999 which is in effect until terminated, modified or suspended by the OTS. The agreement was modified by United and approved by the OTS in the fourth quarter of 2000.

Under the terms of the Agreement, United developed and submitted to the OTS for approval a strategic plan which included, at a minimum, capital targets; specific strategies; the completion of quarterly projections for a three-year period; concentration limits for all assets; a plan for reducing United's concentrations of high risk assets; review of infrastructure, staffing and expertise with respect to each area of United's operations; and capital planning.

The agreement indicated that United must, among other things, take other specified actions within specified time frames. These actions include, among others, the development of and adherence to a written plan for the reduction of classified and criticized assets to specified levels; maintenance of sufficient allowances for loan and lease losses; quarterly reporting to the OTS relating to classified assets and workout plans; restriction of its growth in total assets to an amount not in excess of an amount equal to the net interest credited on deposit liabilities without prior OTS approval; limiting growth of its consumer loan portfolio to an amount not in excess of 30 percent of its total assets; development of a written plan to divest all real estate held for development; adoption of policies and procedures designed to avoid potential conflicts of interest; development of policies and procedures to increase liquidity; adoption of a policy with respect to its mortgage brokerage activity, which would address its operation and methods for risk management; development of a policy to administer the general partnerships held by Village Housing Corporation; and maintenance of fully staffed and functioning internal audit and independent loan review processes.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


United is also prohibited from taking certain actions without prior approval, including but not limited to: investing in, purchasing, or committing to make or purchase any additional commercial loans or commercial real estate loans; requesting permission from the OTS to engage in additional commercial loan activity until United has hired an experienced loan staff and credit analyst; refinancing or extending classified or criticized commercial loans without the prior approval of the OTS; engaging in "sub prime" consumer lending activities; making capital distributions, including dividends to Fidelity; making any additional equity investments; developing any real estate without specific approval of the OTS; acquiring any additional real estate for future development; selling any asset to an affiliated party without prior written approval of the OTS; engaging in any new activities not included in the strategic plan; and, refinancing or extending any non-classified or criticized commercial loan if additional funds are extended.

United is also required to obtain OTS approval prior to adding or replacing any director or senior executive officer. United is also prohibited, without prior OTS approval, from entering into any contract with any executive officer or director which would require a golden-parachute payment and from increasing any executive benefit package in an amount in excess of the annual cost of living. United also developed a plan to reduce employee turnover, build an experienced staff, and provide for management succession.

Management of United has begun taking, or refraining from taking, as applicable, the actions requested by the OTS. United was in compliance with all of the provisions of the Agreement at December 31, 1999, except for the targeted capital levels it set forth in its strategic plan and the targeted reduction in classified asset levels set forth in the Agreement. The deadline to reduce the level of classified assets was subsequently extended by the OTS to March 31, 2001. United is in compliance with the provisions of the supervisory agreement at December 31, 2000.


>>       Stockholders' Equity and Capital Infusion

In connection with Fidelity's first debt and equity rights offering completed April 30, 1994, Fidelity reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $6.22 per share, and expire on April 30, 2004. At December 31, 2000, a total of 397,218 of the shares originally reserved had been issued and 18,282 remained reserved and unissued.

In connection with Fidelity's second debt and equity offering completed on January 31, 1995, Fidelity reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $8.93 per share, and expire on January 31, 2005. At December 31, 2000, a total of 337,029 of the shares originally reserved had been issued and 9,471 remained reserved and unissued.

In 2000 Fidelity and its stockholders agreed to sell 1,460,000 shares of its common stock to Pedcor Holdings, LLC, a limited liability company (Pedcor).

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The consideration paid by Pedcor included $3,000,000 in cash $(3.00 per share), a five-year guarantee to United in an aggregate amount up to $1,500,000 against any negative cash flow from operations of certain specified affordable housing properties in United's portfolio, and an agreement to provide certain management services for the specified properties for ten years at no fee to United or Fidelity. Pedcor, as a result of this transaction, has the ability to exercise an option to purchase up to $5 million of additional stock for a period of three years from the closing date. All purchases completed within one year of the execution of the Agreement must be executed at $3.00 per share. Thereafter, Pedcor may purchase shares from Fidelity at fair market value through May 2003. In addition, three Pedcor principals were named to Fidelity's Board of Directors. Intangible assets of $1,265 were recognized as a result of this transaction. These assets are being amortized over periods ranging from five to ten years. The net unamortized balance of these intangibles at December 31, 2000 was $1,126 and is included in other assets.

In January 2001, the Company filed a registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 1,000,000 shares were registered in this filing.


>>       Benefit Plans

Fidelity is a participant in the Financial Institutions Retirement Fund (FIRF). This defined-benefit plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets exceeded the value of vested benefits in the aggregate as of June 30, 2000, the date of the latest actuarial valuation. The plan provides pension benefits for substantially all of Fidelity's employees. No plan expense was recorded for Fidelity during the year and six months ended December 31, 2000 and 1999 or the year ended June 30, 1999.

Fidelity has a retirement savings 401(k) plan in which substantially all employees may participate. Fidelity matches employees' contributions at the rate of 25% up to 6% of the participant's salary. Fidelity's expense for the plan was $15, $8, and $17 for the year and six months ended December 31, 2000 and 1999 and the year ended June 30, 1999.


>>       Related Party Transactions

Fidelity has entered into transactions with certain directors, executive officers, significant stockholders and limited partnerships in which Fidelity is an investor and their affiliates and associates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, beginning of year                          $2,968

Loans charged off                                      (683)
New loans, including renewals                           752
Payments, etc., including renewals                      (79)
                                                 ------------

Balances, end of year                                $2,958
                                                 ============

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Total internally classified related party loans included in the total related party loans at December 31, 2000 and 1999 were $2,951 and $2,943. Reserves for these classified related party loans totaled $254 and are included in the allowance for loan losses.

Deposits from related parties held by the Company at December 31, 2000 totaled $593.

Fidelity has also executed a purchase agreement to sell a parcel of real estate in Adrian, Michigan to Pedcor Investments, a related entity of Pedcor Holdings, for $165,000. The transaction is subject to certain contingencies and there is no assurance that it will be completed.


>>       Stock Option Plans

Under Fidelity's stock option plans, Fidelity grants stock option awards which vest and become exercisable at various dates. During the year and six months ended December 31, 2000 and 1999 and year ended June 30, 1999, Fidelity authorized the grant of options for up to 111,000, 3,000 and 12,500 shares of its common stock. The exercise price of each option, which has a 10-year life, was greater than the market price of Fidelity's stock on the date of grant; therefore, no compensation expense was recognized.

Although Fidelity has elected to follow APB No. 25, SFAS No. 123 requires proforma disclosures of net income and earnings per share as if Fidelity had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                                   Six Months
                                                                 Year Ended          Ended          Year Ended
                                                                December 31,      December 31,       June 30,
                                                                    2000              1999             1999
-----------------------------------------------------------------------------------------------------------------
Risk-free interest rates                                                6.5%              6.0%             5.2%
Dividend yields                                                         0.0%              0.0%             0.0%
Volatility factors of expected market price of common stock            29.6%             28.9%            26.9%

Weighted-average expected life of the options                      10 years          10 years         10 years

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement is as follows:

                                                                                   Six Months
                                                                 Year Ended          Ended         Year Ended
                                                                December 31,      December 31,      June 30,
                                                                    2000              1999            1999
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                          As reported             $(1,156)          $(2,070)         $625
                                           Pro forma               $(1,227)          $(2,076)         $611

Basic earnings (loss) per share            As reported             $  (.29)            $(.66)         $.20
                                           Pro forma               $  (.31)            $(.66)         $.20

Diluted earnings (loss) per share          As reported             $  (.29)            $(.66)         $.20
                                           Pro forma               $  (.31)            $(.66)         $.20

The following is a summary of the status of the Fidelity's stock option plans and changes in the plans as of and for the year and six months ended December 31, 2000 and 1999 and the year ended June 30, 1999.

Directors' Plan
Fidelity has a non-qualified stock option plan (Directors' Plan) which provides for the grant of non-qualified stock options to individuals who are directors of Fidelity, or any of its subsidiaries. The Directors' Plan provides for the grant of non-qualified stock options to acquire shares of common stock of Fidelity for the price of not less than $2 above the average of the high and low bid quotations, as reported by NASDAQ, for the common stock of Fidelity for the five trading days immediately preceding the date the option is granted. A total of 233,779 shares have been reserved for issuance under the Directors' Plan.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


At December 31, 2000, there were 81,466 options available for grant. A summary of the stock options activity for the Directors' Plan is as follows:

                                                                 December 31,
                                                       ----------------------------------    June 30
                                                           2000              1999              1999
------------------------------------------------------------------------------------------------------
Shares under option
   Outstanding at beginning of year                       118,293          118,293           118,293
   Granted                                                 36,000
   Forfeited/expired                                       (1,980)

   Outstanding at end of year                             152,313          118,293           118,293

   Exercisable at end of year                             152,313          118,293           118,293

Weighted option price per share
   Exercisable                                              $7.05          $  7.92           $  7.92
   Granted                                                   4.46

Weighted-average fair value of options granted
   during the year                                          $1.03

1995 Key Employees' Stock Option Plan
The 1995 Key Employees' Stock Option Plan (1995 Plan) provides for the granting of either incentive stock options (ISOs) pursuant to Section 422A of the Internal Revenue Code of 1986, as amended (Code), or stock options which do not qualify as incentive stock options (ISOs), or any combination thereof. Options may be granted to key employees and officers of Fidelity and its subsidiaries.

The option price per share for ISOs will not be less than the fair market value of a share on the date the option is granted. The option price per share for ISOs granted to an employee owning 10 percent or more of the common stock of Fidelity will be not less than 110 percent of the fair market value of a share on the date the option is granted. The option price per share for ISOs will be determined by the compensation committee, but may not be less than 100 percent of the fair market value on the date of grant. A total of 236,500 shares have been reserved for issuance under the 1995 Plan.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


At December 31, 2000, there were 139,670 options available for grant. A summary of the stock options activity for the 1995 Plan is as follows:

                                                                 December 31,
                                                       ----------------------------------    June 30
                                                           2000              1999              1999
------------------------------------------------------------------------------------------------------
Shares under option
   Outstanding at beginning of year                        80,278           77,278            64,220
   Granted                                                 75,000            3,000            23,058
   Forfeited/expired                                      (58,855)                           (10,000)

   Outstanding at end of year                              96,423           80,278            77,278

   Exercisable at end of year                              30,523           47,620            47,020

Weighted option price per share
   Exercisable                                             $ 5.26          $ 10.16            $10.26
   Granted                                                   4.00             3.01              3.22

Weighted-average fair value of options granted
   during the year                                         $ 0.82          $  1.64            $ 1.43


>>       Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing Time Deposits--The fair value of interest-bearing time deposits approximates carrying value.

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

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


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

Off-Balance-Sheet Commitments--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of the loan commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of the commitments to purchase and originate mortgage loans and to sell mortgage loans, which are immaterial, are reasonable estimates of the fair value of these financial instruments. The carrying amount of the standby letters of credit, which consist of a letter of credit valuation allowance of $5,153, is a reasonable estimate of the fair value of those off-balance sheet items.

The estimated fair values of Fidelity's financial instruments are as follows:

                                                                2000                               1999
                                                 -------------------------------------------------------------------
                                                    Carrying            Fair           Carrying            Fair
December 31                                          Amount             Value           Amount             Value
--------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                        $  16,644         $  16,644        $  30,914         $  30,914
   Investment securities available for sale            21,001            21,001           24,305            24,305
   Loans, net                                         107,842           107,806           96,919            96,194
   Interest receivable                                    728               728              740               740
   FHLB stock                                           2,620             2,620            3,920             3,920

Liabilities
   Deposits                                           126,944           127,488          135,016           135,077
   Long-term debt                                      23,842            24,188           23,504            23,515
   Interest payable                                       338               338              329               329
   Standby letters of credit                            5,153             5,153            5,787             5,787

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Fidelity:

                             Condensed Balance Sheet

December 31                                                                    2000             1999
-----------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                                $     971         $     444
   Investment in common stock of subsidiaries                                  15,008            12,541
   Loans, net                                                                   2,452             2,161
   Subordinated debentures and other loan receivables
     from subsidiaries                                                          2,875             4,875
   Income tax receivable                                                        2,508             1,723
   Other assets                                                                 1,474               471
                                                                         ----------------------------------

       Total assets                                                         $  25,288         $  22,215
                                                                         ==================================

Liabilities
   Long-term debt                                                           $  14,416         $  14,948
   Letter of credit valuation allowance                                         1,370             1,670
   Other liabilities                                                              727               170
                                                                         ----------------------------------
       Total liabilities                                                       16,513            16,788

Stockholders' Equity                                                            8,775             5,427
                                                                         ----------------------------------

       Total liabilities and stockholders' equity                           $  25,288         $  22,215
                                                                         ==================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


                          Condensed Statement of Income

                                                                                            Six Months
                                                                          Year Ended          Ended          Year Ended
                                                                         December 31,      December 31,       June 30,
                                                                             2000              1999             1999
-------------------------------------------------------------------------------------------------------------------------
Income
   Dividends from subsidiaries                                                                                  $   150
   Interest income                                                           $   711           $   485            1,010
   Other income                                                                   21                 2                8
                                                                      ---------------------------------------------------
       Total income                                                              732               487            1,168
                                                                      ---------------------------------------------------

Expense
   Interest expense                                                            1,412               777            1,400
   Provision for loan losses                                                     100               284              424
   Letter of credit valuation provision                                                           (735)            (434)
   Other expenses                                                              1,186               293              461
                                                                      ---------------------------------------------------
       Total expense                                                           2,698               619            1,851
                                                                      ---------------------------------------------------

Loss Before Income Tax and Equity in
   Undistributed (Distributions in Excess of)
   Income of Subsidiaries                                                     (1,966)             (132)            (683)

Income Tax Benefit                                                              (779)              (52)            (330)
                                                                      ---------------------------------------------------

Loss Before Equity in Undistributed (Distributions in Excess of)
   Income of Subsidiaries                                                     (1,187)              (80)            (353)

Equity in Undistributed (Distributions in Excess of) Income of
   Subsidiaries                                                                   31            (1,990)             978
                                                                      ---------------------------------------------------

Net Income (Loss)                                                            $(1,156)          $(2,070)         $   625
                                                                      ===================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


                        Condensed Statement of Cash Flows

                                                                                             Six Months
                                                                            Year Ended          Ended         Year Ended
                                                                           December 31,     December 31,       June 30,
                                                                               2000             1999             1999
----------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                                        $  (1,156)       $  (2,070)        $    625
   Adjustments to reconcile net income (loss) to net
     cash provided (used) by operating activities
     Depreciation and amortization                                                 13                8               24
     Provision for loan losses                                                    100              284              424
     Letter of credit valuation provision                                                         (735)            (434)
     Funding on outstanding letters of credit                                    (300)            (450)
     Undistributed net income of subsidiaries                                     (31)           1,990             (978)
     (Increase) decrease in other assets                                       (1,801)             127              371
     (Increase) decrease in other liabilities                                     557              (97)             123
                                                                        ----------------------------------------------------
     Net cash provided (used) by operating activities                          (2,618)            (943)             155
                                                                        ----------------------------------------------------

Investing Activities
   Decrease in interest-bearing deposits in other banks                                                               6
   Capital contributions to subsidiaries                                       (2,197)                           (1,094)
   Principal payments received on notes from subsidiaries                       2,000                             1,188
   Net change in loans                                                           (391)           1,363             (160)
                                                                        ----------------------------------------------------
     Net cash provided (used) by investing activities                            (588)           1,363              (60)
                                                                        ----------------------------------------------------

Financing Activities
   Repayment of long-term debt                                                   (532)          (2,196)             (51)
   Proceeds from issuance of long-term debt                                                                       2,000
   Cash dividends                                                                                                  (156)
   Sale of common stock                                                         4,265                                90
                                                                        ----------------------------------------------------
     Net cash provided (used) by financing activities                           3,733           (2,196)           1,883
                                                                        ----------------------------------------------------

Change in Cash and Cash Equivalents                                               527           (1,776)           1,978

Cash and Cash Equivalents, Beginning of Period                                    444            2,220              242
                                                                        ----------------------------------------------------

Cash and Cash Equivalents, End of Period                                    $     971        $     444         $  2,220
                                                                        ====================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Business Segment Information

Fidelity operates principally in two industries, banking and real estate development and management. United offers traditional banking products, such as checking, savings and certificates of deposit, as well as mortgage, commercial and consumer loans. The Affordable Housing Group is involved in various aspects of developing, building, renting and managing affordable housing units.

Banking revenue consists primarily of interest and fee income, while real estate development and management fee income consists primarily of real estate management, investment banking, development and other fees. All revenue is earned in the United States.

Operating profit is total revenue less operating expenses. In computing operating profit, income taxes have been deducted. Identified assets are principally those used in each segment and are all held in the United States. Real estate development and management activities conducted by Fidelity are not asset intensive.

Presented below is condensed financial information relating to Fidelity's business segments:

                                                                                   2000
                                             ---------------------------------------------------------------------------
                                                                     Real Estate
As of and for the                                                    Development
Year Ended December 31                             Banking          and Management        Eliminations          Total
------------------------------------------------------------------------------------------------------------------------
Interest income                                   $  12,100           $      8             $     (8)          $  12,100
Other income                                          1,681                152                  (17)              1,816
Interest expense                                      8,457                  8                   (8)              8,457
Other expense                                         6,878                453                  (17)              7,314
Provision for loan losses                               670                                                         670
Loss before tax                                      (2,224)              (301)                                  (2,525)
Income tax benefit                                   (1,152)              (217)                                  (1,369)
Total assets                                        167,125              2,940               (3,599)            166,466
Capital expenditures                                    794                                                         794
Depreciation and amortization                           484                  7                                      491

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                                                                                   1999
                                             ---------------------------------------------------------------------------
                                                                     Real Estate
As of and for the                                                    Development
Six Months Ended December 31                       Banking          and Management        Eliminations          Total
------------------------------------------------------------------------------------------------------------------------
Interest income                                   $   6,019           $      3             $      (3)         $   6,019
Other income                                            854                167                   (20)             1,001
Interest expense                                      4,268                  3                    (3)             4,268
Other expense                                         4,731                437                   (20)             5,148
Provision for loan losses                             1,345                                                       1,345
Loss before tax                                      (3,471)              (270)                                  (3,741)
Income tax benefit                                   (1,283)              (388)                                  (1,671)
Total assets                                        172,044              3,089                (3,676)           171,457
Capital expenditures                                    231                                                         231
Depreciation and amortization                           192                  4                                      196

                                                                                   1999
                                             ---------------------------------------------------------------------------
                                                                     Real Estate
As of and for the                                                    Development
Year Ended June 30                                 Banking          and Management        Eliminations          Total
------------------------------------------------------------------------------------------------------------------------
Interest income                                   $  14,175           $   197              $  (278)           $  14,094
Other income                                          2,368               335                  (40)               2,663
Interest expense                                      9,730               278                 (278)               9,730
Other expense                                         5,916             1,002                  (40)               6,878
Provision for loan losses                              (454)              316                                      (138)
Income (loss) before tax                              1,351            (1,064)                                      287
Income tax expense (benefit)                            112              (450)                                     (338)
Total assets                                        172,864             2,975               (3,586)             172,253
Capital expenditures                                    263                 4                                       267
Depreciation and amortization                           390                12                                       402

Eliminations in the above tables include, for total assets, the elimination of the Bank's investment in its affordable housing subsidiaries.

Corporate Information


Toll-Free Shareholder                                  Common Stock Information
Inquiries:  1-800-280-8280                             NASDAQ
If you have inquiries or questions regarding           Ticker Symbol:  FFED
your Fidelity Federal Bancorp Shareholder
account, call shareholder relations at                 Market Makers
1-800-280-8280 or 812-424-0921 ext. 2226.
                                                       Natcity Investments, Inc.
Stock Transfers, Dividend Payments                     Fleet Trading/Division Fleet Securities
Dividend Reinvestment                                  Hoefer & Arnett, Incorporated
                                                       Spear, Leeds & Kellogg
Fidelity Federal Bancorp
Attn:  Debbie Fritz, Shareholder Relations             Products and Services
18 NW Fourth St.                                       For specific information on products and
PO Box 1347                                            services offered by the Company's banking
Evansville, IN  47706-1347                             subsidiary, United Fidelity Bank, fsb, call
                                                       1-800-280-8280 or
Fidelity Federal Bancorp offers its Common             (812) 424-0921
shareholders a no-cost way to purchase
stock, and when applicable, reinvest cash              Corporate Headquarters
dividends. For additional information about            Fidelity Federal Bancorp
this plan, contact us at the above address             18 NW Fourth St.
or phone number.                                       PO Box 1347
                                                       Evansville, IN  47706-1347
Financial Information                                  1-800-280-8280
                                                       812-424-0921
If you are seeking financial information, contact:
Mark A. Isaac, Controller                              Annual Meeting
Fidelity Federal Bancorp
18 NW Fourth St.                                       Monday, April 30, 2001
PO Box 1347                                            10:00 am (Central Daylight Time)
Evansville, IN  47706-1347                             Sheraton Inn
812-424-0921 ext. 3319                                 8787 Keystone Crossing
                                                       Indianapolis, Indiana  46240

All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc. should be directed to:
Debbie Fritz, Shareholder Relations
Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347
812-424-0921 ext. 2226

Internet

Information on Fidelity Federal Bancorp is available on the Internet at:
http://www.unitedfidelity.com

                    Fidelity Federal Bancorp and Subsidiaries

                             Corporate Information

                               Board of Directors

William R. Baugh
Chairman Emeritus, Fidelity Federal Bancorp
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

Bruce A. Cordingley
President, Chief Executive Officer, Pedcor Investments
President, Chief Executive Officer, Pedcor Bancorp
Director, International City Bank, N.A. (Long Beach, CA)
President, Chief Executive Officer, Village Housing Corporation

Jack Cunningham
Chairman of the Board, United Fidelity Bank, fsb
Chairman of the Board, Fidelity Federal Bancorp
Port of Evansville Wharfmaster

Donald R. Neel
Executive Vice President, Chief Financial Officer and
Treasurer, Fidelity Federal Bancorp
President, Chief Executive Officer, and Director, United Fidelity Bank, fsb

Gerald K. Pedigo
Chairman, Pedcor Bancorp
Director, International City Bank, N.A. (Long Beach, CA)

Barry A. Schnakenburg
President, U.S. Industries Group, Inc.
President, Barry Inc.
Director, United Fidelity Bank, fsb

Phillip J. Stoffregen
Executive Vice President, Pedcor Investments

                    Fidelity Federal Bancorp and Subsidiaries

                             Corporate Information

                                    Officers


Jack Cunningham                              Mark A. Isaac
Chairman, Secretary                          Vice President, Controller

Bruce A. Cordingley                          Debbie M. Fritz
Chairman, Executive Committee                Assistant Vice President,
                                             Shareholder Relations
Donald R. Neel
Executive Vice President,
Chief Financial Officer and Treasurer


                            United Fidelity Bank, fsb
                                    Officers


Donald R. Neel                               Debbie M. Fritz
President and Chief Executive Officer        Assistant Vice President,
                                             Facilities and Purchasing
Thomas D. Wuerth
Senior Vice President, Retail Banking        Dannel R. Garness
                                             Assistant Vice President,
Mark A. Isaac                                Loan Administration
Senior Vice President, Chief
Financial Officer                            James W. Goodwin
                                             Assistant Vice President,
Karen F. Carter                              Consumer Loans
Vice President, Loan Administration
                                             G. Andrew Jenkins
Richard J. Goebel                            Assistant Vice President,
Vice President, Operations                   Mortgage Lending

Nancy K. Sweazey                             Jeffery T. Racey
Vice President, Human Resources              Assistant Vice President,
                                             Mortgage Lending
William P. Wisuri
Vice President, Consumer Lending             Diane T. Tabor
                                             Assistant Vice President,
Gregory W. Brown                             Assistant Controller
Assistant Vice President,
Assistant Controller                         D. Brent Taylor
                                             Assistant Vice President,
W. Ray Buckman                               Branch Administration
Assistant Vice President,
Consumer Lending                             Timothy J. Wagner
                                             Assistant Vice President,
Lawrence  H. Coffman                         Loan Operations
Assistant Vice President,
Consumer Lending                             Cheryl L. Wolf
                                             Assistant Vice President,
Shanon L. DeLong                             Deposit Operations
Assistant Vice President,
Assistant Controller                         Carrie L. Howard
                                             Bank Officer,
Marilyn A. Doyle                             Consumer Lending
Assistant Vice President,
Marketing and Sales                          Lesa A. Osborne
                                             Bank Officer,
                                             Deposit Operations

                                             Joanne E. Smallwood
                                             Bank Officer,
                                             Accounting