Form 10-K405, Exhibit 13
period 2001-12-31
FIDELITY FEDERAL BANCORP
filed 2002-04-01
CIK 910492

[LOGO OF FIDELITY FEDERAL BANCORP]

                               2001 Annual Report
                                    Contents

                                                                        Page
--------------------------------------------------------------------------------

Financial Highlights                                                      2
Letter to our Shareholders                                                3
Market Summary                                                            4
Selected Statistical Information                                          5
Management's Discussion and Analysis                                      6
Independent Accountant's Report                                          30
Consolidated Balance Sheets                                              31
Consolidated Statements of Income                                        32
Consolidated Statements of Changes in Stockholders' Equity               34
Consolidated Statements of Cash Flows                                    35
Notes to Consolidated Financial Statements                               37
Corporate Information                                                    62

                              Financial Highlights
            (Dollars in Thousands, Except Share and Per Share Data)

                                                December 31,   December 31,
                                                    2001           2000         Change
------------------------------------------------------------------------------------------
Per Share
  Basic net income (loss)                       $       .04    $      (.29)      (113.79)%
  Diluted net income (loss)                             .04           (.29)      (113.79)
  Book value at year end                               1.99           1.90          4.74
  Market price (bid) at year end                       2.30           1.31         75.57

For the Year
  Net interest income                           $     2,954    $     3,643        (18.91)%
  Provision for loan losses                           1,349            670        101.34
  Non-interest income                                 3,608          1,816         98.68
  Non-interest expense                                5,698          7,314        (22.09)
  Net income (loss) before extraordinary item            28         (1,156)      (102.42)
  Gain on extraordinary item, net of tax                196                       100.00
  Net income (loss)                                     224         (1,156)      (119.38)

At Year End
  Total assets                                  $   159,659    $   166,466         (4.09)%
  Loans (net)                                       104,432        107,842         (3.16)
  Total deposits                                    120,155        126,944         (5.35)
  Total stockholders' equity                         11,895          8,775         35.56

Averages
  Total assets                                  $   165,592    $   163,925          1.02%
  Total earning assets                              145,342        146,492          (.79)
  Total loans                                       111,572        106,599          4.67
  Total deposits                                    125,853        124,970           .71
  Total stockholders' equity                         10,288          7,164         43.61

Profitability Ratios
  Return on average assets                              .14%          (.71)%
  Return on average stockholders' equity               2.18         (16.14)
  Net interest margin                                  2.03           2.49

Loan Quality Ratios
  Net charge offs to average loans                     1.02%           .72%
  Allowance for loan losses to loans at end
  of period                                            2.01           1.75
  Valuation allowance for letters of
    credit to total letters of credit                  2.18          11.76

Savings Bank Capital Ratios
  Tangible capital to adjusted total assets            8.48%          8.42%
  Risk-based capital ratios
          Tier I capital                              10.71          10.31
          Total risk-based capital                    14.39          13.80

Other Data
  Average common and common equivalent shares
  outstanding                                     5,146,726      4,057,168
  Number of full-time equivalent employees at
  year end                                               83             66
  Number of banking offices                               5              4

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                           Letter To Our Shareholders

The year 2001 will likely be remembered as one of the most tumultuous in history for the financial markets. The nation's economy ended a 10-year economic expansion and drifted into what we now believe was a mild recession. Equities that led the market rally in the 1990's, particularly internet and technology stocks, fell significantly in 2001. To respond to economic weakness and falling equity prices, the Federal Reserve Board reduced interest rates a record 11 times to conclude 2001 with a target federal funds rate at an historic low of 1.75%.

No discussion of the year 2001 from a national viewpoint can be complete without mention of the unspeakable horror in New York City, Washington, and in western Pennsylvania on September 11. Our thoughts and prayers go out to those affected by the senseless acts of violence against our great nation and our people. Amid the destruction and despair, heroes emerged, and our great nation has shown its strength and resiliency again and again. Those that may have thought that these cowardly acts would cripple the nation politically and economically have been resoundingly proven wrong. We support our leaders more than ever before and consumers have continued to spend, likely leading the economy out of its slowdown. Unemployment has increased, but this increase was from record-low levels. Productivity continues to improve and the banking system, with record levels of capital and earnings, is far healthier than it has ever been.

For your Company, the year 2001 was highlighted by substantially improved earnings in conjunction with a significant decrease in the risk profile of the organization. Net income of $224,000 or $0.04 per share was much improved over the $1.156 million, or $0.29 loss per share in the year 2000. Classified assets of the Company were reduced from $20.5 to $7.7 million, which was a 62.5% decline in the level of problem assets. The Company was able to reduce long-term debt of $1 million through early retirement, which also resulted in a $196,000 after-tax gain. The capital ratios of the Company's savings bank subsidiary, United Fidelity Bank, improved in 2001 and remained considerably above levels considered by regulations to be "well-capitalized." The Company also raised $2.4 million in equity during 2001 which the Company used to reduce its long-term debt, as well as for additional liquidity.

We are very proud of the growth in the Bank's consumer and mortgage lending operations this year. Total loan originations in 2001 in these areas were more than double the origination levels in 2000, and were a significant contributor to net income this year. This was the result of the execution of the Company's strategic plan, and the hard work and effort of our associates.

The Company also used 2001 to begin preparing for future growth and expansion by opening a new branch office in Newburgh in western Warrick County, and by installing an additional ATM location to better serve our current and new Warrick County customers. We look forward to the opportunity to provide premier community banking services to the greater Newburgh area.

Our mission statement includes the lofty ideals of providing unsurpassed levels of service while profitably meeting customer and community needs. These goals will continue to drive the Company's efforts in 2002 and beyond.

Jack Cunningham                         Donald R. Neel
Chairman of the Board                   President

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                                 MARKET SUMMARY
            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Fidelity's common stock is traded on the NASDAQ System under the symbol FFED. The following table sets forth, for the periods indicated, the high and low bid prices per share as reported by NASDAQ. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions and may not represent actual transactions.

                                     2001                            2000
                              -------------------------------------------------
                              Common Stock Bid Prices   Common Stock Bid Prices
                              -------------------------------------------------
Year Ended December 31             High    Low                High    Low
-------------------------------------------------------------------------------
First quarter                     $1.81   $1.31              $3.31   $1.25
Second quarter                     1.75    1.50               2.88    1.75
Third quarter                      3.70    1.75               2.63    2.00
Fourth quarter                     2.55    2.00               2.13    1.25

We did not pay any cash dividends on our common stock in 2001 or 2000. Fidelity's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. We do not anticipate paying cash dividends in the foreseeable future.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                        Selected Statistical Information
            (Dollars in Thousands, Except Share and Per Share Data)

                                                                                Six months
                                                                                   ended
Selected Financial Data as of                   December 31,    December 31,    December 31,     June 30,        June 30,
                                                    2001            2000            1999           1999            1998
----------------------------------------------------------------------------------------------------------------------------
  Total assets                                  $   159,659     $   166,466     $   171,457     $   172,253     $   197,046
  Interest-bearing deposits                          14,605          14,718          22,911          14,668           6,266
  Investment securities available for sale           18,074          21,001          24,305          27,325           9,854
  Loans, net                                        104,432         107,842          96,919         110,436         156,683
  Deposits                                          120,155         126,944         135,016         128,596         148,939
  Long-term debt                                     24,650          23,842          23,504          29,149          29,488
  Stockholders' equity                               11,895           8,775           5,427           7,814           7,515

Selected Operations Data for Year Ended
  Interest income                               $    11,455     $    12,100     $     6,019     $    14,094     $    17,192
  Interest expense                                    8,501           8,457           4,268           9,730          11,586
                                                ----------------------------------------------------------------------------
  Net interest income                                 2,954           3,643           1,751           4,364           5,606
  Provision for loan losses                           1,349             670           1,345            (138)          4,543
                                                ----------------------------------------------------------------------------
  Net interest income after provision
    for loan losses                                   1,605           2,973             406           4,502           1,063
  Non-interest income                                 3,608           1,816           1,001           2,663           3,025
  Non-interest expense                                5,698           7,314           5,148           6,878          16,076
                                                ----------------------------------------------------------------------------
  Income (loss) before income tax                      (485)         (2,525)         (3,741)            287         (11,988)
  Income tax benefit                                   (513)         (1,369)         (1,671)           (338)         (5,194)
                                                ----------------------------------------------------------------------------
  Net income (loss) before extraordinary item            28          (1,156)         (2,070)            625          (6,794)
  Extraordinary item, net of tax                        196
                                                ----------------------------------------------------------------------------
  Net income (loss)                             $       224     $    (1,156)    $    (2,070)    $       625     $    (6,794)
                                                ============================================================================

Selected Financial Ratios
  Return on average assets                              .14%           (.71)%         (2.41)%           .33%          (3.12)%
  Return on stockholders' equity                       2.18          (16.14)         (51.37)           7.58          (50.68)
  Net interest margin                                  2.03            2.49            2.24            2.48            2.79
  Net interest spread                                  2.12            2.33            2.00            2.24            2.62
  Tangible equity to assets at year end                8.48            8.42            6.78            8.49            6.31
  Allowance for loan losses to loans                   2.01            1.75            2.04            3.09            1.91
  Allowance for loan losses to nonperforming
    loans                                             55.90          222.27          179.96           69.57          532.11
  Dividend payout ratio                                 N/A             N/A             N/A             N/A             N/A

Per Share Data
  Diluted net income (loss)                     $       .04     $      (.29)    $      (.66)    $       .20     $     (2.30)
  Basic net income (loss)                               .04            (.29)           (.66)            .20           (2.30)
  Cash dividends declared                                                                                               .35
  Book value at year end                               1.99            1.90            1.72            2.48            2.40
  Closing market price (bid) at year end               2.30            1.31            1.25            2.88            6.50
  Number of average common and common
    equivalent shares outstanding                 5,146,726       4,057,168       3,147,662       3,143,179       2,956,157

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

General

Fidelity Federal Bancorp ("Fidelity"), incorporated in 1993 under the laws of the State of Indiana, is a registered savings and loan holding company with its principal office in Evansville, Indiana. Fidelity's savings bank subsidiary, United Fidelity Bank, fsb ("United"), was organized in 1914, is a federally-chartered stock savings bank located in Evansville, Indiana, and is regulated by the Office of Thrift Supervision ("OTS"). Fidelity, through its savings bank subsidiary, is engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer, commercial, and mortgage loans, and in investment securities. Village Affordable Housing Corporation, the other subsidiary of Fidelity, was formed during the third quarter of fiscal 1998 for the purpose of owning interests in real estate.

In December 1999, Fidelity's Board of Directors voted to change Fidelity's fiscal year end from June 30 to December 31. Accordingly, the following discussion analyzes the results of operations for the six months ended December 31, 1999 compared to the twelve months ended December 31, 2001 and 2000. Fluctuations in the results of operations are significant in part because there are two quarters less in the period ended December 31, 1999 compared to calendar years 2000 and 2001. All references to percentage changes in income or expense items have been annualized.

Results of Operations

Net Interest Income
Net interest income, Fidelity's largest component of income, represents the difference between interest and fees earned on loans, investments and other interest-earning assets, and interest paid on interest-bearing liabilities. It also measures how effectively management has balanced and allocated Fidelity's interest rate-sensitive assets and liabilities. In addition, certain external factors such as the overall condition of the economy, credit demand strength, Federal Reserve Board monetary policy, changes in tax laws, and the Supervisory Agreement that United currently operates under (see the footnote entitled "Other Restrictions" in the audited financial statements for further details), can also have significant effects on changes in net interest income from one period to another.

The net interest margin is determined by dividing net interest income by average interest earning assets. The net interest spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

The following table details average balances, interest income/expense and average rates/yield for Fidelity's earning assets and interest bearing liabilities for the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999. The average rates for the six months ended December 31, 1999 were adjusted to reflect annualized percentages.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                 Average Balance Sheet and Net Interest Analysis
            (Dollars In Thousands on Fully Taxable Equivalent Basis)

                                         December 2001                 December 2000                 December 1999
                                 ----------------------------------------------------------------------------------------
                                  Average              Average  Average              Average  Average              Average
Year Ended:                       Balances  Interest    Rates   Balances  Interest    Rates   Balances  Interest    Rates
-------------------------------------------------------------------------------------------------------------------------
Assets
  Federal funds sold and other
    short-term investments        $12,173    $   481    3.95%   $13,909    $   873    6.28%   $17,069    $   454     5.28%
  Investment securities available
    for sale-taxable               18,977      1,220    6.43     22,658      1,518    6.70     25,857        849     6.51
  Federal Home Loan Bank
    Stock                           2,620        195    7.44      3,326        273    8.21      3,920        158     8.00
  Loans (1) (2)
    Commercial loans                2,076        166    8.00      3,273        341   10.42      5,512        276     9.93
    Multifamily loans              11,097        972    8.76     13,435      1,399   10.41     24,525      1,026     8.30
    Home equity loans               4,879        381    7.81      4,635        465   10.03      4,959        250    10.00
    Real estate mortgages          47,619      3,716    7.80     50,196      3,926    7.82     51,414      1,944     7.50
    Consumer loans                 45,901      4,324    9.42     35,060      3,305    9.43     22,045      1,062     9.56
                                --------------------          --------------------          --------------------
      Total loans                 111,572      9,559    8.57    106,599      9,436    8.85    108,455      4,558     8.33
                                --------------------          --------------------          --------------------
      Total earning assets        145,342     11,455    7.88    146,492     12,100    8.26    155,301      6,019     7.69
                                            --------                      --------                      --------
    Allowance for loan losses      (1,702)                       (1,989)                       (2,868)
    Cash and due from banks         3,794                         2,893                         4,193
    Premises and equipment          5,903                         5,145                         5,747
    Other assets                   12,255                        11,384                         8,346
                                 --------                      --------                      --------
      Total assets               $165,592                      $163,925                      $170,719
                                 ========                      ========                      ========

Liabilities
  Interest-bearing deposits
    Interest-bearing checking    $ 11,009   $    196    1.78%  $ 14,915   $    458    3.07%  $ 18,541   $    314     3.36%
    Money market accounts          13,808        496    3.59      2,919        135    4.62      1,527         38     4.94
    Savings accounts                4,497         72    1.60      4,689         98    2.09      5,051         53     2.08
    Certificates of deposit        93,885      5,730    6.10     96,268      5,751    5.97     96,476      2,746     5.65
      Total interest-bearing
        deposits                  123,199      6,494    5.27    118,791      6,442    5.42    121,595      3,151     5.14
  Federal funds purchased              32
  Other borrowings                 13,493      1,335    9.89     14,396      1,376    9.55     16,505        760     9.13
  Federal Home Loan Bank
    advances                       10,926        672    6.15      9,488        639    6.73     10,844        357     6.53
      Total interest-bearing
        liabilities               147,650      8,501    5.76    142,675      8,457    5.93    148,944      4,268     5.68
                                            --------                      --------                      --------
  Non-interest bearing demand
    deposits                        2,654                         6,179                         7,287
  Advances by borrowers for
    taxes and insurance               369                           421                           463
  Other liabilities                 4,631                         7,486                         6,033
                                 --------                      --------                      --------
    Total liabilities             155,304                       156,761                       162,727

Stockholders' Equity               10,288                         7,164                         7,992
                                 --------                      --------                      --------

    Total liabilities and
      stockholders' equity       $165,592                      $163,925                      $170,719
                                 ========                      ========                      ========

Recap: (2)
    Interest income                           11,455    7.88%               12,100    8.26%                6,019     7.69%
    Interest expense                           8,501    5.85                 8,457    5.77                 4,268     5.45
                                            -----------------             -----------------             ------------------
    Net interest
      income/margin                           $2,954    2.03%               $3,643    2.49%               $1,751     2.24%
                                            =================             =================             ==================
Interest rate spread (3)                                2.12%                         2.33%                          2.00%
Average interest-bearing assets
  to average interest-bearing
    liabilities                                        98.44%                       102.68%                        103.44%

(1)  Nonaccrual loans have been included in the average balances.
(2)  Loan income includes interest and fees on loans.
(3) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Net interest income decreased $689,000 for the year ended December 31, 2001 compared to the same period last year. The net interest margin decreased to 2.03% at December 31, 2001 from to 2.49% at December 31, 2000. The net interest margin was negatively impacted by the 11 reductions in the federal funds rate during 2001 by the Federal Reserve Board, which resulted in assets adjusting to lower rates more quickly than the liabilities used to fund those assets. Additionally, a $3.1 million non-residential real estate loan was placed in non accrual status during the third quarter of 2001. The impact of the rate cuts was magnified by Fidelity's significant holdings of short-term investments which repriced immediately, compared to the interest bearing liabilities used to fund those assets. The approximate negative impact of holding these short-term investments, as compared to maintaining a more normal level of liquidity was $230,000. The primary reason for holding these short-term investments was to provide additional liquidity in consideration of past asset quality concerns in Fidelity's loan and letter of credit portfolios. Rates on interest-bearing liabilities began to decline in the second half of 2001 as maturities and repricing of higher rate deposits began to occur.

Average commercial and multifamily loans decreased by $3.5 million, resulting in a $368,000 decrease in interest income. The decreases in commercial and multifamily loans have been the result of continued workout activities and payoffs. This trend is expected to continue in 2002, but will be partially offset by the origination of new commercial loans, which began in early 2002. Average mortgage loans decreased $2.6 million, primarily due to the increase in refinancing activity, resulting in a $202,000 decrease in interest income. These decreases were offset by a $10.8 million increase in average consumer loans, resulting in an increase of consumer loan interest income of $1.0 million.

Average interest-bearing liabilities increased $5.0 million from December 31, 2000 to $147.7 million at December 31, 2001. Of this increase, average interest-bearing deposits increased $4.4 million due to United's increase in money market deposits. The increase in interest-bearing deposits resulted in a slight increase in deposit interest expense of $52,000. The average rate on interest-bearing deposits decreased to 5.27% for 2001 from 5.42% for 2000 primarily due to the maturity of higher costing liabilities during the last half of the year. With the reduction in market interest rates in 2001, United has significantly reduced interest rates offered on deposit products.

Net interest income increased $141,000 for the period ended December 31, 2000 compared to the same period ended at December 31, 1999 on an annualized basis. Despite the decrease in average earning assets of $8.8 million the net interest margin increased to 2.49% at December 31, 2000 compared to 2.24% in 1999. Fidelity's reduction in average earning assets was composed of reductions in fixed-rate 1-4 family mortgage, multifamily and commercial real estate loans. Average multifamily and commercial real estate loans decreased $13.3 million, resulting in a decrease of interest income of $864,000 on an annualized basis from the prior year.

Average consumer loans increased by $13 million, resulting in an increase of interest income of $1.2 million in 2000 compared to the previous reporting period, on an annualized basis. Average interest bearing liabilities decreased $6.4 million from December 31, 1999 to $143.7 million at December 31, 2000. Total average interest bearing deposits decreased $3.0 million, while borrowings and FHLB advances decreased $3.5 million from December 31, 1999. These decreases contributed to an overall decrease in interest expense of $79,000 compared to the period ended December 31, 1999 on an annualized basis. The average balance of agent-acquired certificates of deposit, which had an average rate of 5.88% in 1999, was reduced from $18.1 million for the six months ended December 31, 1999 to $9.2 million at December 31, 2000 with an average rate of 6.00%. During 2000 United's cost to retain or replace scheduled certificate of deposit maturities increased due to the rising interest rate environment. The average rate on total deposits increased to 5.38% from 5.09% since December 31, 1999.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Quarterly Results of Operations

                                       March 31    June 30   September 30  December 31  Total
------------------------------------------------------------------------------------------------
                                                        (In Thousands)
December 31, 2001
  Interest income                      $  3,033    $  2,995    $  2,779    $  2,648    $ 11,455
  Interest expense                        2,282       2,297       2,106       1,816       8,501
                                       ---------------------------------------------------------
    Net interest income                     751         698         673         832       2,954
  Provision for loan losses                 284          63         800         202       1,349
  Non-interest income                       677         934         914       1,083       3,608
  Non-interest expense                    1,246       1,634       1,106       1,712       5,698
                                       ---------------------------------------------------------
  Income (loss) before income tax          (102)        (65)       (319)          1        (485)
  Income tax benefit                       (126)       (108)       (203)        (76)       (513)
                                       ---------------------------------------------------------
  Income (loss) before extraordinary
    item                                     24          43        (116)         77          28
  Extraordinary item, net of tax                                    196                     196
                                       ---------------------------------------------------------
  Net income                           $     24    $     43    $     80    $     77    $    224
                                       ========================================================
  Net income per share
    Diluted net income                 $   0.01    $   0.01    $   0.01    $   0.01    $   0.04
    Basic net income                       0.01        0.01        0.01        0.01        0.04
    Cash dividends*

December 31, 2000
  Interest income                      $  2,974    $  3,025    $  2,998    $  3,103    $ 12,100
  Interest expense                        2,095       1,999       2,132       2,231       8,457
                                       ---------------------------------------------------------
    Net interest income                     879       1,026         866         872       3,643
  Provision for loan losses                  75         100         375         120         670
  Non-interest income                       435         376         444         561       1,816
  Non-interest expense                    1,673       1,679       2,625       1,337       7,314
                                       ---------------------------------------------------------
  Loss before income tax                   (434)       (377)     (1,690)        (24)     (2,525)
  Income tax benefit                       (266)       (244)       (765)        (94)     (1,369)
                                       ---------------------------------------------------------
  Net income (loss)                    $   (168)   $   (133)   $   (925)   $     70    $ (1,156)
                                       ========================================================

  Net income (loss) per share
    Diluted net income (loss)          $   (.05)   $   (.04)   $   (.20)   $    .02    $   (.29)
    Basic net income (loss)                (.05)       (.04)       (.20)        .02        (.29)
    Cash dividends*

*No cash dividends were paid for the years ended December 31, 2001 and 2000.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Rate/Volume Analysis
The following table sets forth an analysis of volume and rate changes in interest income and interest expense of Fidelity's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. The column labeled, "Change in fiscal year," represents the change in net interest income due to Fidelity changing its fiscal year from June 30 to December 31.

                                                     December 31, 2001                     December 31, 2000
                                               Compared to December 31, 2000          Compared to December 31, 1999
                                                 Increase (Decrease) Due To             Increase (Decrease) Due To
                                            --------------------------------------------------------------------------------
                                                                                                        Change in
                                               Volume       Rate        Total       Volume      Rate    Fiscal Year   Total
----------------------------------------------------------------------------------------------------------------------------
                                                        (Dollars In Thousands)
Interest income on average earning assets:
  Loans                                        $  440      $ (317)     $  123      $ (155)     $  549      $4,484     $4,878
  Investment securities                          (247)        (51)       (298)       (208)         42         835        669
  Federal Home Loan Bank stock                    (58)        (20)        (78)        (47)          7         155        115
  Federal funds sold and other short-term
    investments                                  (109)       (283)       (392)       (167)        139         447        419
                                            --------------------------------------------------------------------------------
      Total interest income                        26        (671)       (645)       (577)        737       5,921      6,081
                                            --------------------------------------------------------------------------------

Interest expense on average interest-
    bearing liabilities:
  Interest bearing accounts                      (120)       (142)       (262)        (66)         (2)        322        254
  Money market deposit accounts                   504        (143)        361         (10)         (1)         26         15
  Savings accounts                                 (4)        (22)        (26)         (7)          0          52         45
  Certificates of deposit                        (142)        120         (22)        (12)        291       2,700      2,979
  Other borrowings                                (86)         46         (40)       (193)         60         748        615
  Federal Home Loan Bank advances                  97         (64)         33         (89)         19         351        281
                                            --------------------------------------------------------------------------------
    Total interest expense                        249        (205)         44        (377)        367       4,199      4,189
                                            --------------------------------------------------------------------------------
Changes in net interest income                 $ (223)     $ (466)     $ (689)     $ (200)     $  370      $1,722     $1,892
                                            ================================================================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
               of Results of Operations and Financial Conditions

Provision for Loan Losses and Letter of Credit Reserves
Fidelity makes provisions for loan losses in amounts estimated to be sufficient to maintain the allowance for loan losses at a level considered necessary by management to absorb losses in the loan portfolios. Specific reserves are assigned to certain credits. The reserves are determined by management's evaluation of those credits, which include evaluations of borrower's ability to repay outstanding debt, as well as the value of supporting collateral. The results of internal loan reviews, previous regulatory reviews, and past events assist Fidelity in making that evaluation. The independent support for the allowance for loan losses and letter of credit valuation reserve includes documentation that supports the amount of recorded reserves for these credits.

General reserves for loans and letters of credit not specifically reserved are also determined. Fidelity computes general reserves for the commercial, commercial mortgage, residential mortgage and consumer loan portfolios by utilizing historical information and information currently available about the loans within those portfolios that provides information as to the likelihood of loss. The potential effect of current economic conditions is also considered with respect to establishing general reserve amounts.

The provision for loan losses for the year ended December 31, 2001 was $1,349,000 compared to $670,000 for the year ended December 2000, an increase of $679,000. During the first two quarters of 2001, seven entities in which Fidelity or United had outstanding classified, or impaired letters of credit, obtained non-recourse financing outside of Fidelity. Fidelity provided $3.0 million in previously reserved funds in order to complete the refinancing transactions. As a result, total classified assets and letters of credit were reduced from $20.5 million at December 31, 2000 to $7.7 million at December 31, 2001.

The ratio of allowance for loan losses to non-performing loans was 55.9% at December 31, 2001 compared to 222.3% at December 31, 2000. The primary reason for the decrease in the ratio of allowance for loan losses to non-performing loans was the deterioration of one $3.1 million commercial real estate credit that was placed in nonaccrual status during the year. The provision for 2001 included $585,000 of additional advances to the partnerships, and related charge-offs and recoveries of $585,000 and $252,000, respectively. During 2000 an additional $200,000 provision was made for loans to the affordable housing limited partnerships for maintenance on Fidelity's affordable housing portfolio that had been deferred by the previous property manager.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Non-Interest Income
Non-interest income for the year ended December 31, 2001 increased by $1.8 million or 98.7% compared to December 31, 2000. Non-interest income increased by $815,000 or decreased by $186,000 on an annualized basis compared to December 31, 1999. The percent change for December 31, 2000 has been annualized to reflect the six-month reporting period for 1999. The following table summarizes non-interest income for the following time periods:

                                                                                      Change From Prior Year
                                                                                        Increase (Decrease)
                                                                            --------------------------------------------------
                                                 Amount                     December 31, 2001           December 31, 2000
                                   -------------------------------------------------------------------------------------------
                                                            Six months
                                  Year ended   Year ended     ended
                                  December 31, December 31, December 31,                                          Annualized
                                     2001         2000         1999        Amount        Percent     Amount         Percent
------------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars In Thousands)
Service charges on deposit
  accounts                         $   364      $   311      $   201      $    53          17.0%     $   110           (22.6)%
Net gains on loan sales                579           54          110          525         972.2          (56)          (75.5)
Letter of credit fees                  506          530          291          (24)         (4.5)         239            (8.9)
Agent fee income                     1,472          240            4        1,232         513.3          236         2,900.0
Servicing fees on loans sold           125          109           55           16          14.7           54            (0.9)
Other income                           562          572          340          (10)         (1.7)         232           (15.9)
                                   -------------------------------------------------------------------------------------------
    Total non-interest income      $ 3,608      $ 1,816      $ 1,001      $ 1,792          98.7%     $   815            (9.3)%
                                   ===========================================================================================

Service charges on deposit accounts increased $53,000 for the year ended December 31, 2001 compared to the prior year due to an increase in the number of deposit accounts, higher activity fees and new fee sources combined with improved monitoring of fee waivers. Net gains on the sale of loans increased $525,000 over the prior year due to an increase in mortgage loan activity and a fourth quarter sale of $5.0 million of consumer loans which resulted in a net gain of $89,000. Letter of credit fees decreased $24,000 from the prior year due to the paydowns on bonds backed by Fidelity and United letters of credit.

United participates in an arrangement in which automobile loans are originated on behalf of another organization in exchange for a fee. Agent fee income, which represents earned fees from these transactions for the year ended December 31, 2001 were $1.5 million compared to $240,000 last year and $8,000, on an annualized basis for the six months ended December 31, 1999. United fully resumed its consumer lending activities in late 1999 and has continued to increase its network of automobile dealers. Loan originations for 2001 were $128.0 million, compared to $45.0 million in 2000 and $7.4 million in 1999. The continued expansion and penetration of its automobile dealer network has been instrumental in the increase in agent fees over the prior year.

Servicing fees on loans sold increased $16,000 over 2000 due to the continued growth in loans sold to the secondary market with servicing retained by United. Other income includes gains on sales of land of $134,000 offset partially by a reduction in apartment management fees of $88,000. The reduction in management fees reflects the transfer of property management from United to Pedcor Holdings, Inc. ("Pedcor") as part of the stock purchase agreement executed in 2000.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Non-Interest Expense
Non-interest expense decreased $1.6 million or 22.1% for the year ended December 31, 2001, compared to December 31, 2000. The following table summarizes non-interest expense for the years ended December 31, 2001 and 2000 and the six months ending December 31, 1999. The percent change for December 31, 2000 has been annualized to reflect the six-month reporting period for 1999.

                                                                                           Change From Prior Year
                                                                                             Increase (Decrease)
                                                                            -----------------------------------------------------
                                                 Amount                          December 31, 2001           December 31, 2000
                                   ----------------------------------------------------------------------------------------------
                                                                Six months
                                     Year ended   Year ended      ended
                                     December 31, December 31,  December 31,                                          Annualized
                                        2001         2000          1999         Amount       Percent       Amount       Percent
---------------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars In Thousands)
Salaries and employee benefits         $ 3,258       $ 3,370       $ 1,747      $  (112)       (3.3)%      $ 1,623         (3.5)%
Letter of credit valuation
  provision                             (1,450)          (85)        1,069       (1,365)      1605.9        (1,154)      (104.0)
Loss on investments in
  partnerships                             304           352           356          (48)       (13.6)           (4)       (50.6)
Legal and professional fees                243           544           379         (301)       (55.3)          165        (28.2)
Net occupancy expenses                     368           364           192            4          1.1           172         (5.2)
Equipment expenses                         282           250           166           32         12.8            84        (24.7)
Data processing fees                       348           339           247            9          2.7            92        (31.4)
Advertising                                327           198            78          129         65.2           120         26.9
Deposit insurance expense                  248           243           156            5          2.1            87        (22.1)
Correspondent bank charges                 155           156            79           (1)         (.6)           77         (1.3)
Amortization of intangible
  assets                                   209           139                         70         50.4           139        100.0
Other expense                            1,406         1,444           679          (38)        (2.6)          765          6.3
                                   ----------------------------------------------------------------------------------------------
  Total non-interest expense           $ 5,698       $ 7,314       $ 5,148      $(1,616)       (22.1)%     $ 2,166        (29.0)%
                                   ==============================================================================================

During 2001, the valuation allowance for letters of credit was reduced by $1.5 million to reflect a reduction in loss exposure achieved as a result of the previously discussed refinancing activities completed during 2001, resulting in a reduction of other expense. Fidelity is in varying stages of completion on the refinancing of additional affordable housing related credits, which should be substantially completed in 2002.

Fidelity records its percentage share of losses for its investments in various affordable housing partnerships under the equity method of accounting. These losses were $304,000 and $352,000 for 2001 and 2000, respectively. These writedowns are entirely offset by tax credits received and recorded as reductions of income tax expense. Fidelity continues to monitor these partnerships very closely and take steps to assist these partnerships in increasing their cash flows. The results of refinancing efforts, a lower interest rate environment, and a change in the property manager last year have started to positively impact the performance of these partnerships.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Legal and professional fees decreased $301,000 in 2001 due to expenses related to workout activities with respect to various classified assets in 2000. Advertising increased $129,000 from 2000 primarily due to increased promotional activities with respect to the consumer lending and mortgage areas, as well as the opening of a new branch in Warrick County, Indiana during the first quarter of 2001. Amortization of intangible assets resulted in expense of $209,000 for 2001 compared to $139,000 for 2000. The amortization of this asset began in June 2000. Other operating expense decreased $38,000 from the prior year.

Income Tax Benefit
The income tax benefit was $513,000 for the year ended December 31, 2001 compared to $1.4 million in the same period last year, primarily due to the reduction in pre-tax loss for the year. Included in this tax benefit are tax credits of $319,000. These credits are received from Fidelity's investment in affordable housing properties and are a component of the overall return on these investments.

Consideration of the need for a valuation allowance for the deferred tax asset was made at December 31, 2001 after projecting the reversal of the deferred items. These analyses were based on projected operating income in future years, action plans developed and partially implemented included in Fidelity's business plan and cost reductions. These analyses showed that it was more likely than not that all carryforwards would be utilized within the carryforward periods (federal and state) and therefore no valuation allowance was recorded. The analyses assume that Fidelity will execute approximately 75% of the initiatives included within its current business plan and then achieve 5 to 10% growth in annual earnings thereafter. The conservative level of earnings contemplated by these analyses, if achieved, will constitute for the majority of the carryforward periods, earnings levels that are below other thrift holding companies included within Fidelity's peer group. At December 31, 2001, Fidelity's operating results were slightly ahead of those contemplated by the 2001 business plan.

The assumptions used to help consider the need for a valuation allowance for the deferred tax asset are subject to certain risks and uncertainties that could impact the final determination regarding the amount of the valuation allowance. These risks include the failure to implement the business plan targets for increased revenues, cost reductions, the potential loss of key employees, ability to maintain projected interest rate margins, and the potential disruption of activities in key income-producing areas.

Financial Condition

Total assets at December 31, 2001 decreased $6.8 million to $159.7 million from $166.5 million in December 2000, primarily due to the sale of $5.0 million in consumer loans during the fourth quarter and the maturities of investment securities. Average assets for the year ended December 31, 2001 increased by $1.7 million from $163.9 million at December 31, 2000 to $165.6 million at December 31, 2001. The increase in total average assets is primarily due to an increase in consumer loans offset by loan payoffs, refinancing and payments received on commercial, multifamily and fixed 1-4 family mortgage loans and proceeds from maturities of investment securities. Average interest-bearing liabilities increased $5.0 million due to the increase in premium money market account balances. This increase was partially offset by the reduction in non-interest bearing deposits and certificates of deposit. 14

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Loans
The following table shows the composition of Fidelity's loan portfolio:

                                   December      December       December         June           June
                                     2001          2000           1999           1999           1998
---------------------------------------------------------------------------------------------------------
                                                              (In Thousands)
Real estate mortgage loans
  First mortgage loans
    Conventional                  $  43,929      $  47,809      $  48,845      $  49,733      $  71,343
    Construction                        513          1,274          1,867          6,732         16,110
    Commercial                        6,114          6,873          8,576         14,140         20,753
    Multifamily loans                 3,856          4,350          3,629          7,597          5,742
    Home equity loans                 4,577          5,274          5,567          4,819          4,946
    First mortgage real estate
      loans purchased                   745          1,753          1,899          2,061          2,704
                                  -----------------------------------------------------------------------
                                     59,734         67,333         70,383         85,082        121,598

Commercial loans, other than
    secured by real estate            1,848          2,305          4,154          6,076         11,568
Consumer loans                       44,988         40,125         24,403         22,799         26,566
                                  -----------------------------------------------------------------------
    Total loans                     106,570        109,763         98,940        113,957        159,732
Allowance for loan losses            (2,138)        (1,921)        (2,021)        (3,521)        (3,049)
                                  -----------------------------------------------------------------------
    Net loans                     $ 104,432      $ 107,842      $  96,919      $ 110,436      $ 156,683
                                  =======================================================================
Total assets                      $ 159,659      $ 166,466      $ 171,457      $ 172,253      $ 197,046
                                  =======================================================================
Total loans to total assets            66.7%          65.9%          57.7%          66.2%          81.1%
                                  =======================================================================

Fidelity has continued to sell its current production of fixed-rate 1-4 family loans recording the gain or loss and using the proceeds to fund future originations. As a result, conventional real estate mortgage loans have decreased $27.4 million from June 30, 1998 to December 31, 2001.

Multifamily loans decreased slightly in 2001 due to payments received on these loans.

Commercial real estate loans and commercial loans have continued to decline as a result of the Supervisory Agreement restriction on new commercial lending. The focus of United's commercial lending department through 2001 has been to assist in the acquisition of outside financing for certain loans or letters of credit, develop action plans to monitor the portfolio, and minimize potential losses relating to its remaining classified commercial credits and its letter of credit exposure. In February 2002, United received authority from the OTS to engage in commercial lending activity on a limited basis, as outlined in United's business plan.

Consumer loans have increased $20.6 million from December 31, 1999 to $45.0 million at December 31, 2001. Additions to the dealer network and increased penetration of its new and existing dealer base has enabled Fidelity to substantially increase the portfolio of direct and indirect automobile loans, and increase interest and fee income. The rate of growth in the consumer loan portfolio during 2000 and 2001 cannot be assured to continue. Consumer loans represent 29.4% of United's total assets at December 31, 2001.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Fidelity has no loans to foreign governments, foreign enterprises, foreign operations of domestic companies or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed ten percent of total loans.

Loan Maturities
The following table sets forth the remaining maturities for commercial loans as of December 31, 2001:

                              Within One  One to Five  After Five   Total
                                 Year        Years       Years
-----------------------------------------------------------------------------
                                              (In Thousands)

Predetermined interest rates    $    4      $  170                 $  174
Floating interest rates            463         526         685      1,674
                                ---------------------------------------------

                                $  467      $  696      $  685     $1,848
                                =============================================

Non-Performing Loans
Fidelity discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan reaches a ninety day or more past due status, the asset is generally repossessed or sold, if applicable, or the foreclosure process is initiated and the loan is re-classified to other real estate owned to be sold. A loan could be placed in a nonaccrual status sooner than ninety days, if management knows the customer has abandoned the collateral and has no intention of repaying the loan. At this point, management discontinues the accrual of interest and initiates the repossession or foreclosure process. Typically, when a loan reaches nonaccrual status, the accrued interest is reversed from income, unless strong evidence exists that the value of the collateral would support the collection of interest in a foreclosure situation. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Income received on nonaccrual and restructured loans was $22,000 for the year ended December 31, 2001, $33,000 for the year ended December 31, 2000 and $18,000 for the six months ended December 31, 1999. Additional interest income of approximately $237,000, $49,000 and $13,000 for the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999, respectively would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table provides information on Fidelity's non-performing loans.

                                     December 31,  December 31,  December 31,  June 30,     June 30,
                                       2001           2000          1999        1999         1998
                                    ------------------------------------------------------------------
                                                              (In Thousands)
Nonaccrual loans
  Real estate mortgage                  $  130                    $  253       $   76       $  461
  Consumer                                 116
  Multifamily                                        $  148          229        4,112
  Commercial                             3,291          472
                                    ------------------------------------------------------------------
Total nonaccrual loans                   3,537          620          482        4,188          461
Restructured
  Consumer                                 190          115           75           77
  Commercial                                53          119          118
                                    ------------------------------------------------------------------
Total restructured loans                   243          234          193           77
90 days or more past due and accruing
  Consumer                                  23           10          135          164           86
  Commercial                                22                       313          632           26
                                    ------------------------------------------------------------------
Total 90 days or more past due and
  accruing                                  45           10          448          796          112
                                    ------------------------------------------------------------------
    Total non-performing loans          $3,825       $  864       $1,123       $5,061       $  573
                                    ==================================================================
Ratio of non-performing loans to
  total loans                             3.59%         .79%        1.14%        4.44%         .36%
                                    ==================================================================

The increase in non-performing loans in 2001 is primarily due to one non-residential real estate loan totaling $3.1 million in which accrual of interest income was ceased during the third quarter. This loan was subsequently charged down to $1.9 million, using existing reserves set aside for the loan, and reclassified to other real estate owned during the first quarter of 2002.

Multifamily affordable housing loans, for which specific and general reserves have been computed, are currently performing with respect to debt service and are therefore not included in the above "non-performing loans" totals. The ability of the multi-family loans to remain performing is in part due to general partner or other advances made by Fidelity to support cash flow deficits incurred by the affordable housing projects. There is no assurance that general partner advances will not be necessary in the future to support further cash flow deficits, or that Fidelity will not have to extend funds in order to protect its collateral position with respect to the loans. The amount of additional advances may be reduced in future periods due to the operating deficit guarantees provided by Pedcor, the management of the affordable housing portfolio by Pedcor, and because of completed refinancing efforts.

Analysis of Allowance for Loan Losses and Letter of Credit Valuation Allowance Fidelity establishes its provision for loan losses and letter of credit valuation provision and evaluates the adequacy of the allowance for loan losses and its letter of credit valuation reserve based on management's evaluation of the performance of its loan and letter of credit portfolios. This evaluation, which includes a review of all loans and letters of credit for which full collectibility may not be reasonably assured, considers among other matters, the present value of expected cash flows, the estimated fair value of the underlying collateral, economic conditions, historical loss experience, the composition of the portfolios and other factors that warrant recognition in providing for an adequate loan loss allowance and letter of credit valuation allowance. This evaluation is performed on a quarterly basis and is designed to ensure that all relevant matters affecting collectibility will consistently be identified in a detailed review and that the outcome of the review will be considered in a disciplined manner by management in determining the necessary allowances and related provisions. The amounts actually reported in each period will vary with the outcome of this detailed review.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Classified Assets and Letters of Credit
(in thousands)
                                      December 31,    December 31,
                                         2001             2000
                                      ------------    ------------
Classified assets                       $7,357          $ 8,754
Classified letters of credit               350           11,773
                                      ----------------------------
Total classified assets                 $7,707          $20,527
                                      ============================


Classified assets and letters of credit of Fidelity totaled $7.7 million at December 31, 2001 compared to $20.5 million at December 31, 2000, a decrease of 62.5%. Total classified assets were 53.3% and 167.1% of Fidelity's capital and reserves at December 31, 2001 and December 31, 2000, respectively, and 31.5% and 69.9% of United's core capital and reserves. In addition to the classified assets and letters of credit, there are other assets and letters of credit totaling $10.6 million at December 31, 2001 for which management was closely monitoring the borrowers' abilities to comply with payment terms.

Impaired loans are those that management believes will not perform in accordance with the original loan terms. At December 31, 2001 and December 31, 2000, Fidelity had impaired loans totaling $6.8 million and $3.7 million respectively. As previously discussed, a non-residential real estate loan totaling $3.1 million resulted in the increase in impaired loans over 2000. The allowance for loan losses on such impaired loans totaled $1.3 million and $384,000, which are included in Fidelity's allowance for loan losses at December 31, 2001 and December 31, 2000 respectively. Using similar guidelines for impaired loans, impaired letters of credit at December 31, 2001 and December 31, 2000 totaled $350,000 and $11.8 million, respectively. The valuation allowance on such impaired letters of credit totaled $700,000 and $5.2 million, respectively at December 31, 2001 and December 31, 2000. Impaired loans do not include large groups of homogeneous loans that are collectively evaluated for impairment, such as residential mortgage and consumer installment loans.

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the years ended December 31, 2001 and 2000, the six months ended December 31, 1999 and the fiscal years ended June 30, 1999 and 1998:


                                December 31,  December 31,  December 31,   June 30,       June 30,
                                   2001          2000          1999          1999           1998
                                ------------------------------------------------------------------
                                                          (In Thousands)

Allowance for loan losses
  at beginning of period        $   1,921     $   2,021     $   3,521     $   3,049      $   1,781
                                ------------------------------------------------------------------
Loan charge offs
  Real estate mortgage                               80                                         15
  Multifamily                         606           683         2,631                        3,089
  Commercial                          354            12            11            14
  Consumer                            441           391           235           324            195
                                ------------------------------------------------------------------
    Total loan charge offs          1,401         1,166         2,877           338          3,299
                                ------------------------------------------------------------------

Loan recoveries
  Real estate mortgage                  7                                        15
  Multifamily                         200           317             3
  Commercial                                         20             3             3
  Consumer                             62            59            26            35             24
                                ------------------------------------------------------------------
    Total loan recoveries             269           396            32            53             24
                                ------------------------------------------------------------------

Net charge offs                     1,132           770         2,845           285          3,275

Reclassifications                                                               895

Provision for loan losses           1,349           670         1,345          (138)         4,543
                                ------------------------------------------------------------------
Allowance for loan losses
  at end of period              $   2,138     $   1,921     $   2,021     $   3,521      $   3,049
                                ==================================================================

Ratio of net charge offs to
  average loans outstanding
  during period                      1.02%          .72%         5.20%          .21%          1.81%
                                ==================================================================

Ratio of provision for loan
  losses to average loans
  outstanding during period          1.21%          .63%         2.46%         (.10)%         2.52%
                                ==================================================================

Ratio of allowance for loan
  losses to total loans
  outstanding at year end            2.01%         1.75%         2.04%         3.09%          1.91%
                                ==================================================================

Average amount of loans
  outstanding for the period    $ 111,572     $ 106,599     $ 108,455     $ 137,793      $ 180,530
                                ==================================================================

Amount of loans outstanding
  at end of period              $ 106,570     $ 109,763     $  98,940     $ 113,957      $ 159,732
                                ==================================================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

During the year ended December 31, 2001, net charge-offs consisted primarily of multifamily, commercial and consumer loans. Of the $606,000 of multifamily charge-offs in 2001, $200,000 was later recovered. Operating deficit guarantees provided by Pedcor resulted in payments being made to Fidelity in the event that cash flows from properties were negative, based on a pre-determined computation. Payments under operating deficit guarantees provided by Pedcor are limited to $300,000 per year. For the twelve months ended May 31, 2001, Fidelity received $300,000 in payments from Pedcor. Since June 2001, $131,000 of payments have been received. The total provision for loan losses for the period ended December 31, 2001 was $1.3 million. The reduction in of letter of credit reserves totaled $1.5 million.

During the six months ended December 31, 1999, Fidelity reevaluated some of the loans that it had previously established reserves for in fiscal 1998 and charged off $2.8 million in loans. In addition, it was determined that a $3.2 million loan originated for the financing of a hotel was not meeting its cash flow projections, and thus a $470,000 reserve was established. This loan was subsequently placed in nonaccrual status during 2001.

A portion of consumer loan net charge-offs of $379,000 in 2001 were related to loans originated prior to 1999 by a different underwriting staff. Based on loss experience in United's consumer loan portfolio originated prior to 1999, United increased the allowance for loan losses to $496,000 at December 31, 1999 or approximately 1.5% of consumer loans outstanding. Due to the growth in the consumer loan portfolio the allowance for consumer loan losses increased to $628,000 at December 31, 2000. The allowance for loan losses on consumer loans decreased to $505,000 at December 31, 2001 because of improvement in the credit quality of the consumer loan portfolio which supported a smaller allocation for losses on a comparative basis.

Fidelity's letter of credit valuation allowance was $665,000 at December 31, 2001 compared to $5.2 million at December 31, 2000. The decrease is primarily due to results of the refinancing efforts of seven partnerships, funding of $3.0 million in connection with those refinancings, and the reduction of remaining reserves by $1.5 million. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $30.5 million at December 31, 2001, compared to $43.8 million at December 31, 2000 and $44.5 million at December 31, 1999. The valuation allowance for letters of credit totaled 2.2% of outstanding letters of credit at December 31, 2001 compared to 11.8% at December 31, 2000. The allowance for loan losses and letters of credit to total loans and letters of credit at December 31, 2001 and 2000 was 2.05% and 2.34%, respectively. Management is not currently aware of any additional letters of credit that are expected to be called or funded. Management considers the allowance for loan losses and valuation allowance for letters of credit adequate to meet losses inherent in the loan and letter of credit portfolios at December 31, 2001.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Allocation of Allowance for Loan Losses
The allocation for loan losses and the percentage of loans within each category to total loans at December 31, 2001, 2000 and 1999 and at June 30, 1999, and 1998, are as follows:

                                              Allocation of Amount
                        ------------------------------------------------------------
                        December 31,  December 31,  December 31,  June 30,  June 30,
                            2001          2000          1999        1999      1998
------------------------------------------------------------------------------------
                                                 (In Thousands)
Real estate mortgage       $   80       $   49        $   49      $   51     $  124
Home equity                    23           53            54          48         49
Multifamily                   258          514           482       2,177      1,868
Consumer                      505          628           496         182        275
Commercial                  1,272          677           940       1,063        733
                        ------------------------------------------------------------
    Total                  $2,138       $1,921        $2,021      $3,521     $3,049
                        ============================================================

                                        Percentage of Loans to Total Loans
                        ------------------------------------------------------------
                        December 31,  December 31,  December 31,  June 30,  June 30,
                            2001          2000          1999        1999      1998
------------------------------------------------------------------------------------
                                                 (In Thousands)
Real estate mortgage       42.4%        45.2%         45.7%       42.0%      45.6%
Home equity                 4.3          4.8           5.5         4.2        3.1
Multifamily                 3.6          3.4           5.9        11.5       11.4
Consumer                   42.2         36.6          30.0        24.2       19.7
Commercial                  7.5         10.0          12.9        18.1       20.2
                        ------------------------------------------------------------
    Total                 100.0%       100.0%        100.0%      100.0%     100.0%
                        ============================================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Association with Section 42
Fidelity has investments in seventeen real estate development projects located throughout Indiana, Illinois and Kentucky. Management considers the projects and properties to be in good condition. Fidelity has Section 42 loans, general partner loans, equity investments and letters of credit associated with these projects totaling $5.4 million at December 31, 2001, compared to $18.7 million and $19.7 million at December 31, 2000 and 1999. The following table summarizes Fidelity's association with these projects:

                                                               Activities associated with Section 42
                                             Conventional     General
                                                 Bank         Partner     Additional      Equity        Letters
                                               Financing       Loans         Notes      Investments    of Credit
                                               -----------------------------------------------------------------
Balance at June 30, 1999                       $  5,118      $    250      $    284      $    879      $ 16,666
  Increases                                                                                    58             1
  Paydowns, payoffs, or loss on investment       (1,401)         (152)          (77)
  Charge-offs or funding on
    outstanding letters of credit                  (994)          (85)         (151)         (235)         (450)
                                               -----------------------------------------------------------------
Balance at December 31, 1999                      2,723            13            56           702        16,217
  Increases                                          63                         624
  Sale of partnership interests                                                              (301)
  Paydowns, payoffs, or loss on investment          (29)           (5)                        (75)           (4)
  Charge-offs or funding on
    outstanding letters of credit                                  (8)         (680)          (43)         (600)
                                               -----------------------------------------------------------------
Balance at December 31, 2000                      2,757                                       283        15,613
  Increases                                                                     585
  Paydowns, payoffs, or loss on investment          (14)                                     (105)      (10,081)
  Charge-offs or funding on
    outstanding letters of credit                    (1)                       (585)          (88)       (2,976)
                                               -----------------------------------------------------------------
Balance at December 31, 2001                   $  2,742      $      0      $      0      $     90      $  2,556
                                               =================================================================

                                                      Specific reserves included in
                                                         allowance for loan losses
                                                  ---------------------------------------     Specific       Valuation
                                                  Conventional     General     Allowance      Reserves       Allowance
                                                      Bank         Partner     Additional    for equity     for Letters
                                                    Financing       Loans        Notes      Investments      of Credit
                                                  ---------------------------------------------------------------------
Balance at June 30, 1999                            $   673       $   125       $    44                       $ 4,768
  Provision-six months ended December 31, 1999          651           (40)          111       $   253             606
  Funding on outstanding letter of credit                                                                        (450)
  Charge-offs                                          (994)          (85)         (151)         (235)
                                                  ---------------------------------------------------------------------
Balance at December 31, 1999                            330                           4            18           4,924
  Provision-year ended December 31, 2000                106                           2                           430
  Funding on outstanding letter of credit                                                                        (600)
  Reclassification                                     (188)            8           674            25
  Charge-offs                                                          (8)         (680)          (43)
                                                  ---------------------------------------------------------------------
Balance at December 31, 2000                            248                                                     4,754
  Provision-year ended December 31, 2001                216                         585                        (1,493)
  Funding on outstanding letter of credit                                                                      (2,976)
  Reclassification                                     (219)
  Charge-offs                                                                      (585)
                                                  ---------------------------------------------------------------------
Balance at December 31, 2001                        $   245       $     0       $     0       $     0       $   285
                                                  ======================================================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

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

At December 31, 2001, the investment portfolio represented 11.3% of Fidelity's assets, compared to 12.6% at December 31, 2000, and is managed in a manner designed to meet the Board's investment policy objectives. During fiscal 1999 due to continued reductions in the loan portfolio, excess liquidity was reinvested in lower risk investment securities. The primary objectives, in order of priority, are to further the safety and soundness of Fidelity, to provide for the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of Fidelity's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At December 31, 2001, the entire investment portfolio was classified as available for sale. The net unrealized loss at December 31, 2001, which is included as a component of stockholders' equity, was $38,000 and was comprised of gross unrealized gains of $49,000 and gross unrealized losses of $112,000 and a tax benefit of $25,000. The decrease in the unrealized loss was caused primarily by market interest rate changes during the period. Although the entire portfolio is classified as available for sale, management has not identified specific investments for sale in future periods.

The following table sets forth the components of United's available-for-sale investment portfolio as of December 31, 2001, 2000 and 1999:

                                                                  December 31,  December 31,  December 31,
                                                                      2001          2000          1999
---------------------------------------------------------------------------------------------------------
                                                                          (dollars in thousands)
Federal Home Loan Mortgage Corporation
  mortgage-backed securities                                         $   443      $   805       $ 1,043
Federal National Mortgage Association mortgage-backed securities         625        1,095         1,377
Government National Mortgage Association
  mortgage-backed securities                                          17,006       19,101        21,885
                                                                     ----------------------------------

    Total securities available for sale                              $18,074      $21,001       $24,305
                                                                     ==================================

In 2001, United's investment securities portfolio decreased by $2.9 million to $18.1 million compared to $21.0 million at December 31, 2000. The decrease is the result of maturities and paydowns received during the year. During the fourth quarter of 2001, United purchased $2.0 million of mortgage backed securities to replace a portion of the securities that were repaid during 2001 due to the falling interest rate environment and the effect on prepayments. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table sets forth the contractual maturities of investment and mortgage-backed securities as of December 31, 2001, and the weighted average yields of such securities. The contractual maturities of mortgage-backed securities are not typically indicative of the actual holding period for such investments, as prepayments on the underlying mortgage loans will reduce the average life of the investment, based on prevailing market interest rates.

                             -------------------------------------------------------------------------------------------
                                                 After One But      After Five But
                             Within One Year   Within Five Years   Within Ten Years    Over Ten Years        Total
------------------------------------------------------------------------------------------------------------------------
                             Amount    Yield   Amount      Yield   Amount     Yield    Amount   Yield   Amount    Yield
------------------------------------------------------------------------------------------------------------------------
Federal Home Loan Mortgage
  Corporation                $   3      7.17%  $   8        7.96%                     $   432    6.20%   $   443   6.24%
Federal National Mortgage
  Association                                                                             625    5.92        625   5.92
Government National Mortgage
  Association                                                      $ 3,220     6.73%   13,786    6.70     17,006   6.70
                             -----             -----               -------            -------            -------
Total                        $   3      7.17%  $   8        7.96%  $ 3,220     6.73%  $14,843    6.65%   $18,074   6.66%
                             =====             =====               =======            =======            =======
Percent of total              0.02%             0.04%                17.82%             82.12%               100%
                             =====             =====               =======            =======            =======

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

Average deposits increased by $883,000 for the year ended December 31, 2001. Average retail certificates of deposit and money market accounts, increased $4.7 million and $10.9 million, respectively, but were partially offset by decreases in demand, NOW account and agent-acquired certificates of deposit of $3.5 million, $3.9 million and $7.1 million, respectively. The provisions of the Supervisory Agreement prohibit Fidelity from using agent-acquired certificates as a funding source. Due to the rise in interest rates during 2000, the average rate on total deposits increased 0.26% since December 31, 1999 to 5.15% at December 31, 2000. The average rate on deposits increased 0.01% during 2001 to 5.16%, even though rates fell during 2001. Due to the higher interest rate environment at the beginning of 2001, certificates of deposit yield increased during the first half of 2001 when the certificates matured and renewed despite falling market interest rates. Interest rates on deposits declined at a much slower pace as compared to reductions in market interest rates. United began experiencing significant repricing opportunities in its certificate of deposit portfolio during the last half of 2001 and expects to continue to see benefits from the lower interest rate environment.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999.

                                                    December 31,      December 31,      December 31,
                                                        2001              2000              1999
                                                  -----------------------------------------------------
Average Deposits                                  Amount     Rate   Amount     Rate   Amount     Rate
-------------------------------------------------------------------------------------------------------
                                                                        (In Thousands)
Demand                                            $  2,654          $  6,179          $  7,287
NOW accounts                                        11,009   1.78%    14,915   3.07%    18,541   3.36%
Money market accounts                               13,808   3.59      2,919   4.62      1,527   4.94
Savings accounts                                     4,497   1.60      4,689   2.09      5,051   2.08
Certificates of deposit                             91,706   6.10     87,027   5.97     78,329   5.59
Agent-acquired certificates of deposit               2,179   6.06      9,241   6.00     18,147   5.91
                                                  --------          --------          --------
    Totals                                        $125,853   5.16%  $124,970   5.15%  $128,882   4.89%
                                                  ========          ========          ========

The following table summarizes certificates of deposit in amounts of $100,000 or more by maturity as of the following dates:

                              December 31,    December 31,    December 31,
                                  2001            2000            1999
-------------------------------------------------------------------------------
                                             (In Thousands)
Three months or less            $ 3,661         $ 1,692         $ 5,656
Three to six months               3,877           1,359           7,727
Six to twelve months              1,067           5,093           2,766
Over twelve months                5,773           4,882           6,825
                               -----------------------------------------
    Totals                      $14,378         $13,026         $22,974
                               =========================================

Borrowings
Fidelity's long-term debt increased $808,000 from the year ended December 31, 2001, primarily due to a $2.4 million increase in Federal Home Loan Bank advances and a draw on a $1.5 million line of credit totaling $725,000. The maturity of $1.5 million in junior subordinated notes and the early extinguishment of $1.0 million in senior subordinated notes offset a portion of the increase in borrowings during 2001. Alternative funding sources for United are provided by loan sales, loan payoffs, Federal Home Loan Bank advances as well as through retail deposits. The long-term debt footnote, in the audited financial statements, provides additional information on Fidelity's borrowings.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Capital Resources
Fidelity's stockholders' equity increased $3.1 million to $11.9 million at December 31, 2001, compared to $8.8 million at December 31, 2000. The change in stockholders' equity was accounted for by net income of $224,000, a decrease in the net unrealized loss on securities available for sale of $498,000, and $2.4 million from completed stock offerings in June and November of 2001. A total of 1,000,000 shares at $1.55 were issued upon the completion of the rights offering in June 2001 and a total of 379,353 shares at $2.50 were issued upon completion of the second rights offering completed in November 2001.

Total capital for United consists of Tier I capital plus the allowance for loan losses. Minimum capital levels are 4% for the leverage ratio, which is, defined as Tier I capital as a percentage of total assets less goodwill and other identifiable intangible assets; 4% for Tier I to risk-weighted assets; and 8% for total capital to risk-weighted assets. United's capital ratios exceed each of these levels. The leverage ratio was 8.5% for the year ended December 31, 2001 and 8.4% for December 31, 2000, tier I capital to risk-weighted assets was 10.7% and 10.3% and total risk-based capital to risk-weighted assets was 14.4% and 13.8% at December 31, 2001 and December 31, 2000 respectively. Book value per share, increased to $1.99 at December 31, 2001, compared to $1.90 at December 31, 2000 due to the changes noted above in stockholder's equity.

The capital category assigned to an entity can also be affected by qualitative judgements made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios. At December 31, 2001 and 2000, the Bank is categorized as well capitalized and met all capital adequacy requirements. However, United continues to evaluate and pursue alternatives to improve its capital ratios. There are no specific targets for capital levels included or agreed to within the Supervisory Agreement between United and the OTS, only a requirement that United include capital targets within a strategic plan. The strategic plan established capital targets of 8.4% for tangible, leverage and core capital and 13.9% for risk-based capital, which United exceeded at December 31, 2001.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Liquidity

Fidelity's principal source of income and funds is dividends from United. Fidelity is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, United is restricted from paying any dividends to Fidelity without prior approval of the OTS order the terms of the Supervisory Agreement.

The Stock Purchase Agreement approved by Fidelity's shareholders in May 2000 indicates that, for three years following the approval of the stock purchase agreement, Pedcor is entitled to purchase additional shares from Fidelity in an aggregate amount up to $5.0 million. Fidelity obtained a $1.5 million line of credit in the first quarter of 2001 and can draw on this line until its expiration in September 2002. At December 31, 2001, $725,000 was outstanding on the line of credit. Fidelity's liquidity position may be further improved by the potential issuance of additional stock to Pedcor, additional debt or equity financing, or dividends from United (with OTS approval), to the holding company. Fidelity completed two successful stock offerings in 2001 and raised approximately $2.4 million. In addition, Fidelity is offering to issue $1.5 million in 9% unsecured junior subordinated notes in addition to 500,000 warrants representing the right to purchase 500,000 shares of common stock at $3.00 per share. The offering expires on February 28, 2002. Fidelity believes that the above actions will assist it in meeting its future liquidity needs.

Fidelity has issued letters of credit that back tax-exempt bond financing for two remaining Section 42 multifamily housing developments held at the holding company. The bonds are periodically re-marketed to current or potential bondholders. In June 2002 approximately $1.7 million in bonds are due to be re-marketed. In the event that some of the bonds cannot successfully be re-marketed for their face amounts, Fidelity will be required to fund the difference. The amount of cash that would be required could be in excess of the amount Fidelity is anticipated to maintain. As such, alternative strategies for re-financing this debt such as utilizing the Federal Housing Administration 223(f) program are being sought. Fidelity has had prior success in refinancing Section 42 multifamily housing debt utilizing this program, however, there is no assurance that this effort will be successful. An additional $350,000 in bonds backed by a letter of credit issued by Fidelity are expected to be refinanced without recourse to Fidelity in the first quarter of 2002.

The primary sources of funds for operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. In addition, United is authorized to borrow money from the FHLB and other sources as needed.

Supervisory Agreement
Management has expended significant time and effort ensuring that United continues to operate in compliance with the Supervisory Agreement. Total commercial and multifamily loans outstanding have continued to decline, and management efforts in this area have been concentrated on compliance, rather than business development. The agreement will likely continue to impact the financial condition and the operating results of United and Fidelity until it is terminated, modified, or suspended. The restrictions regarding certain activities in the Supervisory Agreement have had a significant impact on United's net interest margin, net interest income, and net income, as a result of United's inability to participate in new commercial lending. The "Other Restrictions" footnote to the financial statements provides details as to the restrictions included within the Agreement.

During the first quarter of 2002 United received OTS approval to resume commercial lending activities on a limited basis. This has been a result of United following provisions of the Supervisory Agreement and executing its business plan which included the continued focus on divesting of classified assets to a level acceptable by management and the OTS. This will continue to be a primary focus in 2002.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Asset/Liability Management

Fidelity is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently than average assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates such as those experienced in 2001, unless offset by other factors.

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

Presented below, at December 31, 2001 and December 31, 2000, is an analysis performed by the OTS of United's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. On December 31, 2001, the yield on the three month Treasury bill was 1.72%. As a result, the NPV model did not produce results for the minus 200 or 300 basis points scenarios for the quarter ending December 31, 2001. At December 31, 2001 and December 31, 2000, 2% of the present value of United's assets was approximately $3.1 million and $3.2 million respectively. Because the interest rate risk of a 200 basis point increase in 2001 and 2000 (which was greater than the interest rate risk of a 100 or 200 basis point decrease) was $2.0 million at December 31, 2001 and $2.4 million at December 31, 2000, United would not have been required to make a deduction from its total capital available to calculate its risk based capital requirement. The decrease in interest rate risk from December 31, 2000 to December 31, 2001 is due to interest rate changes and a change in United's balance sheet mix.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

                   Interest Rate Risk as of December 31, 2001

                                                                NPV as Percent of Present
                          Net Portfolio Value                         Value of Assets
                --------------------------------------------------------------------------
 Change         Dollar          Dollar          Percentage
in Rates        Amount          Change            Change          NPV Ratio       Change
------------------------------------------------------------------------------------------
+ 300 bp        $13,067         $(3,129)           (19)%             8.71%       - 160 bp
+ 200 bp         14,149          (2,047)           (13)              9.28        - 103 bp
+ 100 bp         15,261            (935)            (6)              9.86        -  45 bp
0 bp             16,196                                             10.31
- 100 bp         16,441             245              2              10.36            5 bp

                   Interest Rate Risk as of December 31, 2000

                                                                NPV as Percent of Present
                          Net Portfolio Value                         Value of Assets
                --------------------------------------------------------------------------
 Change         Dollar          Dollar          Percentage
in Rates        Amount          Change            Change          NPV Ratio       Change
------------------------------------------------------------------------------------------
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

                       [LOGO OF FIDELITY FEDERAL BANCORP]



[LOGO OF BKD, LLP]


                          Independent Auditor's Report

Stockholders and Board of Directors
Fidelity Federal Bancorp
Evansville, Indiana


We have audited the accompanying consolidated balance sheets of Fidelity Federal Bancorp and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 and six months ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 and six months ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
January 25, 2002

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                          Consolidated Balance Sheets
                       (In Thousands, Except Share Data)

December 31                                                    2001          2000
------------------------------------------------------------------------------------
Assets
  Cash and due from banks                                   $   1,711     $   1,926
  Interest-bearing demand deposits                             14,605        14,718
                                                            -----------------------
    Cash and cash equivalents                                  16,316        16,644
  Investment securities available for sale                     18,074        21,001
  Loans, net of allowance for loan losses of
    $2,138 and $1,921                                         104,432       107,842
  Premises and equipment                                        6,009         5,847
  Federal Home Loan Bank of Indianapolis stock                  2,620         2,620
  Deferred income tax receivable                                7,214         7,245
  Interest receivable and other assets                          4,994         5,267
                                                            -----------------------
    Total assets                                            $ 159,659     $ 166,466
                                                            =======================

Liabilities
  Deposits
    Non-interest bearing                                    $   5,008     $   4,291
    Interest bearing                                          115,147       122,653
                                                            -----------------------
      Total deposits                                          120,155       126,944
  Long-term debt                                               24,650        23,842
  Valuation allowance for letters of credit                       665         5,153
  Other liabilities                                             2,294         1,752
                                                            -----------------------
      Total liabilities                                       147,764       157,691
                                                            -----------------------

Stockholders' Equity
  Preferred stock, no par or stated value
    Authorized and unissued--5,000,000 shares
  Common stock, $1 stated value
    Authorized - 15,000,000 shares
    Issued and outstanding - 5,987,009 and 4,607,658 shares     5,987         4,607
  Additional paid-in capital                                   14,692        13,674
  Stock warrants                                                   11            11
  Accumulated deficit                                          (8,757)       (8,981)
  Accumulated other comprehensive loss                            (38)         (536)
                                                            -----------------------
    Total stockholders' equity                                 11,895         8,775
                                                            -----------------------
    Total liabilities and stockholders' equity               $159,659     $ 166,466
                                                            =======================

See notes to consolidated financial statements.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                       Consolidated Statements of Income
                       (In Thousands, Except Share Data)

                                                                         Six Months
                                             Year Ended    Year Ended      Ended
                                            December 31,  December 31,  December 31,
                                                2001          2000          1999
---------------------------------------------------------------------------------------
Interest Income
  Loans receivable                            $ 9,559       $ 9,436       $ 4,558
  Investment securities--taxable                1,220         1,518           849
  Deposits with financial institutions            481           873           454
  Other dividend income                           195           273           158
                                              ------------------------------------
    Total interest income                      11,455        12,100         6,019
                                              ------------------------------------

Interest Expense
  Deposits                                      6,494         6,442         3,151
  Long-term debt                                2,007         2,015         1,117
                                              ------------------------------------
    Total interest expense                      8,501         8,457         4,268
                                              ------------------------------------

Net Interest Income                             2,954         3,643         1,751
  Provision for loan losses                     1,349           670         1,345
                                              ------------------------------------

Net Interest Income After Provision for
  Loan Losses                                   1,605         2,973           406
                                              ------------------------------------

Other Income
  Service charges on deposit accounts             364           311           201
  Net gains on loan sales                         579            54           110
  Letter of credit fees                           506           530           291
  Agent fee income                              1,472           240             4
  Servicing fees on loans sold                    125           109            55
  Other income                                    562           572           340
                                              ------------------------------------
    Total non-interest income                   3,608         1,816         1,001
                                              ------------------------------------

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                       Consolidated Statements of Income
                       (In Thousands, Except Share Data)
                                  (Continued)

                                                                         Six Months
                                             Year Ended    Year Ended      Ended
                                            December 31,  December 31,  December 31,
                                                2001          2000          1999
---------------------------------------------------------------------------------------

Other Expenses
  Salaries and employee benefits              $ 3,258       $ 3,370       $ 1,747
  Net occupancy expenses                          368           364           192
  Equipment expenses                              282           250           166
  Data processing fees                            348           339           247
  Deposit insurance expense                       248           243           156
  Legal and professional fees                     243           544           379
  Advertising                                     327           198            78
  Letter of credit valuation provision         (1,450)          (85)        1,069
  Loss on investment in partnerships              304           352           356
  Amortization of intangible assets               209           139
  Correspondent bank charges                      155           156            79
  Other expense                                 1,406         1,444           679
                                              ------------------------------------
    Total non-interest expense                  5,698         7,314         5,148
                                              ------------------------------------

Loss Before Income Tax                           (485)       (2,525)       (3,741)
  Income tax benefit                             (513)       (1,369)       (1,671)
                                              ------------------------------------

Net Income (Loss) Before Extraordinary Item        28       (1,156)       (2,070)

Gain on Extraordinary Item, Net of Tax            196
                                              ------------------------------------

Net Income (Loss)                             $   224       $(1,156)      $(2,070)
                                              ====================================

Basic Earnings (Loss) Per Share, Before
  Extraordinary Item                                        $  (.29)      $  (.66)

Gain on Extraordinary Item, Net of Tax        $   .04

Basic Earnings (Loss) Per Share               $   .04       $  (.29)      $  (.66)

Diluted Earnings (Loss) Per Share, Before
  Extraordinary Item                                        $  (.29)      $  (.66)

Gain on Extraordinary Item, Net of Tax        $   .04

Diluted Earnings (Loss) Per Share             $   .04       $  (.29)      $  (.66)

See notes to consolidated financial statements.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

           Consolidated Statements of Changes in Stockholders' Equity

                       (In Thousands, Except Share Data)

                                                                                                             Accumulated
                                                                                 Comprehensive                  Other
                                             Common Stock     Paid-in   Stock       Income      Accumulated  Comprehensive
                                           Shares     Amount  Capital  Warrants     (Loss)        Deficit    Income (Loss)   Total
                                        --------------------------------------------------------------------------------------------
Balances, July 1, 1999                    3,147,662   $3,147  $10,869     $11                    $(5,755)        $(458)      $7,814

  Comprehensive loss
    Net loss
    Other comprehensive loss, net of tax                                           $(2,070)       (2,070)                    (2,070)
      Unrealized loss on securities                                                   (317)                       (317)        (317)
                                                                                  ---------
  Comprehensive loss                                                               $(2,387)
                                                                                  =========
                                        ---------------------------------------                -------------------------------------
Balances, December 31, 1999               3,147,662    3,147   10,869      11                     (7,825)         (775)       5,427

  Comprehensive loss
    Net loss                                                                       $(1,156)       (1,156)                    (1,156)
  Other comprehensive income, net of tax
    Unrealized gain on securities                                                      239                         239          239
                                                                                  ---------
  Comprehensive loss                                                                $ (917)
                                                                                  =========
  Sale of stock                           1,460,000    1,460    2,805                                                         4,265
  Purchase of stock                              (4)
                                        ---------------------------------------                -------------------------------------

Balances, December 31, 2000               4,607,658    4,607   13,674      11                     (8,981)         (536)       8,775
  Comprehensive income
    Net income                                                                        $224           224                        224
    Other comprehensive income, net of tax
      Unrealized gain on securities                                                    498                         498          498
                                                                                  ---------
  Comprehensive income                                                                $722
                                                                                  =========
  Sale of stock                           1,379,353    1,380    1,018                                                         2,398
  Purchase of stock                              (2)
                                        ---------------------------------------                -------------------------------------

Balances, December 31, 2001               5,987,009   $5,987  $14,692     $11                    $(8,757)        $ (38)     $11,895
                                        =======================================                =====================================

See notes to consolidated financial statements.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                     Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                                                          Six Months
                                                             Year Ended     Year Ended       Ended
                                                            December 31,   December 31,   December 31,
                                                                2001           2000           1999
-------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                             $    224       $ (1,156)      $ (2,070)
Adjustments to reconcile net income (loss) to net
  cash provided (used) by operating activities
  Provision for loan losses                                      1,349            670          1,345
  Letter of credit valuation provision                          (1,450)           (85)         1,069
  Gain on extraordinary item, net of tax                          (196)
  Depreciation and amortization                                    573            491            196
  Valuation allowance--affordable housing investments               58             69            331
  Loans originated for sale                                    (32,397)        (5,395)        (4,527)
  Proceeds from sale of loans                                   32,516          5,384          4,542
  Deferred income tax benefit                                     (384)        (2,031)        (1,673)
  Changes in
    Interest payable and other liabilities                         542           (114)           219
    Interest receivable and other assets                           (59)           247            594
  Other                                                           (136)           214             34
                                                              --------------------------------------
  Net cash provided (used) by operating activities                 640         (1,706)            60
                                                              --------------------------------------

Investing Activities
  Purchases of securities available for sale                    (2,000)
  Proceeds from maturities of securities available for sale      5,724          3,639          2,463
  Proceeds from redemption of FHLB stock                                        1,300
  Net change in loans                                            1,971        (11,484)        12,069
  Purchase of premises and equipment                              (627)          (794)          (231)
  Proceeds from sales of premises and equipment                    235            110
  Funding on outstanding letters of credit                      (3,038)          (600)          (450)
                                                              --------------------------------------
    Net cash provided (used) by investing activities             2,265         (7,829)        13,851
                                                              --------------------------------------

Financing Activities
  Net change in
    Noninterest-bearing, interest-bearing
      demand and savings deposits                                5,015         (2,030)        (2,022)
    Certificates of deposit                                    (11,804)        (6,042)         8,442
  Proceeds from long-term debt                                   7,470          2,000
  Repayment of long-term debt                                   (6,312)        (1,663)        (5,684)
  Sale of stock                                                  2,398          3,000
                                                              --------------------------------------
    Net cash provided (used) by financing activities            (3,233)        (4,735)           736
                                                              --------------------------------------

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                     Consolidated Statements of Cash Flows
                                 (In Thousands)
                                  (Continued)


                                                                                          Six Months
                                                             Year Ended     Year Ended       Ended
                                                            December 31,   December 31,   December 31,
                                                                2001           2000           1999
-------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                       $   (328)      $(14,270)      $14,647

Cash and Cash Equivalents, Beginning of Period                  16,644         30,914        16,267
                                                              --------------------------------------

Cash and Cash Equivalents, End of Period                      $ 16,316       $ 16,644       $30,914
                                                              ======================================
Additional Cash Flows Information
  Interest paid                                               $  7,941       $  8,448       $ 4,211
  Income tax paid (refunded)                                       (80)           727
  Stock issued in exchange for partnership operating
    cash flow deficit guarantees and management services                        1,265

See notes to consolidated financial statements.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Fidelity Federal Bancorp (Fidelity) and its wholly-owned subsidiaries conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fidelity is a registered thrift holding company whose principal activity is the ownership and management of United Fidelity Bank, fsb (United). United operates under a national thrift charter and provides full banking services. As a federally chartered thrift, United is subject to regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation. Fidelity's other subsidiary is Village Affordable Housing Corporation, which was formed during 1999 for the purpose of owning interests in real estate housing.

United generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in Vanderburgh County, Indiana and surrounding counties. Fidelity's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. United's subsidiaries, Village Housing Corporation and Village Management Corporation (Affordable Housing Group) and Village Capital Corporation have been involved in various aspects of financing, owning, developing and managing affordable housing projects. Currently, they are involved only in the business of owning affordable housing properties. In May 2000, a subsidiary of Pedcor Holdings, LLC began providing management and certain accounting services for the properties previously managed by Village Management Corporation. Village Management is currently inactive. Village Capital Corporation earns fees by providing real estate mortgage banking services to unaffiliated borrowers. Village Capital has not provided any new banking services for the past three years, but records fee income on transactions previously completed. Another United subsidiary, Village Insurance Corporation, is engaged in the business of selling credit life and accident health insurance in conjunction with United's lending activities. United formed a new subsidiary, United Fidelity Finance, LLC, during the fourth quarter of 2001, which is currently inactive.

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The determination of the adequacy of the allowance for loan losses and the letter of credit valuation allowance is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2001, the allowance for loan losses and the letter of credit valuation allowance is adequate based on information currently available. A worsening or protracted economic decline in the area within which Fidelity operates could affect the possibility of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. Fidelity files consolidated income tax returns with its subsidiaries.

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

Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. The effect of outstanding options and warrants are included in diluted earnings per share if they are not anti-dilutive. All outstanding potentially dilutive instruments were anti-dilutive.

Reclassification of certain amounts in the 2000 consolidated financial statements has been made to conform to the 2001 presentation.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Restriction on Cash and Due From Banks

United is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2001 was $100.

Investment Securities Available for Sale


                                             Gross        Gross
                               Amortized   Unrealized   Unrealized     Fair
                                 Cost        Gains        Losses       Value
                              -----------------------------------------------
December 31, 2001
  Mortgage-backed securities    $18,137     $   49         $(112)     $18,074
                              ===============================================
December 31, 2000
  Mortgage-backed securities    $21,888                    $(887)     $21,001
                              ===============================================

Securities with a carrying value of $18,074 and $20,727 were pledged at December 31, 2001 and 2000 to secure certain deposits, outstanding Federal Home Loan Bank advances, and for other purposes as permitted or required by law.

Loans and Allowance

December 31                                             2001            2000
-------------------------------------------------------------------------------
Real estate mortgage loans
  First mortgage loans
    Conventional                                      $ 43,929        $ 47,809
    Construction                                           513           1,274
    Commercial                                           6,114           6,873
    Multifamily                                          3,856           4,350
    Home equity loans                                    4,577           5,274
    Purchased loans                                        745           1,753
  Commercial loans--other than secured by real estate    1,848           2,305
  Consumer loans                                        44,988          40,125
                                                      ------------------------
    Total loans                                        106,570         109,763

  Allowance for loan losses                             (2,138)         (1,921)
                                                      ------------------------
    Total loans, net of the allowance for loan losses $104,432        $107,842
                                                      ========================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Multifamily first mortgage loans are loans made to affordable housing developments. An additional $973 in multifamily loans is included in construction loans at December 31, 2000.

                                                                             Six Months
                                              Year Ended     Year Ended        Ended
                                             December 31,   December 31,    December 31,
                                                 2001           2000           1999
------------------------------------------------------------------------------------------
Allowance for Loan Losses
  Balances, beginning of period                 $1,921          $2,021          $3,521
  Provision for losses                           1,349             670           1,345
  Recoveries on loans                              269             396              32
  Loans charged off                             (1,401)         (1,166)         (2,877)
                                              -----------------------------------------

  Balances, end of period                       $2,138          $1,921          $2,021
                                              =========================================

Information on impaired loans is summarized below:

December 31                                                             2001            2000
-----------------------------------------------------------------------------------------------
Impaired loans with an allowance                                        $4,000          $3,696
Impaired loans without an allowance                                      2,762
                                                                       -----------------------
Total impaired loans                                                    $6,762          $3,696
                                                                       =======================
Allowance for impaired loans (included in allowance for loan losses)    $1,273          $  384
                                                                       =======================

                                                                             Six Months
                                              Year Ended     Year Ended        Ended
                                             December 31,   December 31,    December 31,
                                                 2001           2000           1999
------------------------------------------------------------------------------------------
Average balance of impaired loans               $5,856         $7,298         $13,548
Interest income recognized on impaired loans       496          1,008             663
Cash-basis interest included above                 492          1,045             614

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Letter of Credit Valuation Allowance

Reserves related to letters of credit issued by Fidelity and United relate to the permanent financing for certain affordable housing projects. Multifamily letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $30,479 and $43,800 at December 31, 2001 and 2000, respectively.

                                                                             Six Months
                                              Year Ended     Year Ended        Ended
                                             December 31,   December 31,    December 31,
                                                 2001           2000           1999
------------------------------------------------------------------------------------------
Letter of credit valuation allowance
  Balances, beginning of year                   $5,153         $5,787         $5,168
  Provision                                     (1,450)           (85)         1,069
  Recoveries                                        38             51
  Funding of outstanding letters of credit      (3,076)          (600)          (450)
                                              ---------------------------------------

  Balances, end of year                         $  665         $5,153         $5,787
                                              =======================================

Premises and Equipment

December 31                                              2001            2000
-------------------------------------------------------------------------------
Land                                                    $1,810          $1,695
Building and land improvements                           5,601           5,727
Furniture, fixtures and equipment                        2,311           2,454
                                                       -----------------------
    Total cost                                           9,722           9,876
Accumulated depreciation                                (3,713)         (4,029)
                                                       -----------------------
Net                                                     $6,009          $5,847
                                                       =======================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Other Assets and Investments in Limited Partnerships

Included in other assets at December 31, 2001 and 2000 are investments of $487 and $791 in limited partnerships which are organized to build, own and operate apartment complexes. The carrying amounts of these investments approximates Fidelity's equity in the net assets of the partnerships. The investments at December 31, 2001 are as follows:

    Percentage and Type of      Amount of        Number of
     Partnership Interest       Investment      Partnerships
     --------------------       ----------      ------------
        1%--General                (58)               15
        1%--General and
          31%--Limited              62                 1
        1%--General and
          26%--Limited              87                 1
        10%--Limited               271                 1
        10%--Limited               104                 1
        99%--Limited                21                 2

Fidelity records income on the equity method in the income and losses of the limited partnerships, which resulted in losses of $100, $103 and $46 during the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999. In addition to recording its equity in the losses of these projects, Fidelity has recorded the benefit of low-income housing tax credits of $319, $375 and $193 for the years ended December 31, 2001 and 2000 and six months ended December 31, 1999. In certain cases, Fidelity could reduce the carrying value of its investments in and related loans to these partnerships, should its share of net losses materially exceed the net investments in and loans to these partnerships. Combined condensed financial statements (unaudited) for the limited partnerships as of December 31, 2001 and 2000 and six months ended December 31, 1999 are as follows:

December 31                                             2001            2000
-------------------------------------------------------------------------------
Combined condensed balance sheets (unaudited)
Assets
  Cash                                                  $   510         $   412
  Land and property                                      51,754          53,226
  Other assets                                            2,799           1,832
                                                      -------------------------
    Total assets                                        $55,063         $55,470
                                                      =========================

Liabilities
  Notes payable                                         $41,850         $40,958
  Other liabilities                                       3,530           3,133
                                                      -------------------------
    Total liabilities                                    45,380          44,091
  Partners' equity                                        9,683          11,379
                                                      -------------------------

    Total liabilities and partners' equity              $55,063         $55,470
                                                      =========================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                                                                             Six Months
                                              Year Ended     Year Ended        Ended
                                             December 31,   December 31,    December 31,
                                                 2001           2000           1999
------------------------------------------------------------------------------------------
Combined condensed statements of operations (unaudited)
  Total revenue                                 $ 5,357        $ 5,681        $ 3,481
  Total expenses                                  7,646          8,094          4,539
                                              ---------------------------------------

    Net loss                                    $(2,289)       $(2,413)       $(1,058)
                                              =======================================

Approximately $3,100 and $2,647 of the notes payable are due to Fidelity from these partnerships at December 31, 2001 and 2000, and specific reserves on these notes receivable of $245 and $237 are included in the Company's allowance for loan losses at December 31, 2001 and 2000.

Fidelity wrote down its investment in limited partnerships, in addition to the losses recorded, by $204, $249 and $310 during the years ended December 31, 2001 and 2000 and six months ending December 31, 1999, based on the performance of the underlying real estate operations.

Included in other assets is interest receivable as follows:

December 31                                                     2001    2000
------------------------------------------------------------------------------
Interest receivable on loans                                    $493    $580
Interest receivable on investment securities and other           149     148
                                                              --------------

    Total interest receivable                                   $642    $728
                                                              ==============

Deposits

December 31                                                    2001     2000
-------------------------------------------------------------------------------
Non-interest bearing transaction accounts                   $  5,008  $  4,305
Interest-bearing transaction accounts                         10,922    18,840
Money market deposit accounts                                 13,441     1,795
Savings accounts                                               4,604     4,020
Certificates of $100 or more                                  14,378    13,026
Other certificates and time deposits                          71,802    84,958
                                                           -------------------
    Total deposits                                          $120,155  $126,944
                                                           ===================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Certificates maturing in years ending December 31:
        2002                                    $38,561
        2003                                     32,725
        2004                                     12,244
        2005                                      1,274
        2006                                      1,376
                                              ---------
                                                $86,180
                                              =========

Long-Term Debt

December 31                                                             2001     2000
--------------------------------------------------------------------------------------
Note payable, 8.42% adjusted annually, payable $8 per month, including interest, due September 2010, secured by specific
  multi-family mortgages                                               $  978  $   975
Note payable, 8.42% adjusted annually, payable $13 per month, including interest, due September 2010, secured by specific
  multi-family mortgages                                                1,495    1,494
Note payable, 10.50%, interest paid quarterly, due June 2003,
  secured by United stock                                               1,500    1,500
Junior subordinated notes, 9.125%, interest paid semi-annually,
  due April 2001, unsecured                                                      1,476
Junior subordinated notes, 9.25%, interest paid semi-annually,
  due January 2002, unsecured                                           1,494    1,494
Senior subordinated notes, 10.00%, interest paid semi-annually,
  due June 2005, unsecured                                              6,000    7,000
Federal Home Loan Bank advances, due at various dates through
  2010 (weighted-average rates of 5.48% and 6.72% at December 31,
  2001 and 2000)                                                       12,333    9,903
Junior subordinated notes, 12.00%, interest paid semi-annually,
  due April 2004, unsecured                                               125
Note payable, 7.00%, interest paid monthly, due September 2002,
  secured by United guarantee                                             725
                                                                     -----------------
Total long-term debt                                                  $24,650  $23,842
                                                                     =================

The terms of a security agreement with the FHLB require United to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to first mortgage loans pledged of $36,018, Fidelity had $18,074 of investment securities pledged at December 31, 2001. Certain advances are subject to restrictions or penalties in the event of prepayment.

All long-term debt, except for Federal Home Loan Bank advances, is debt of the parent company and totals $12,317 at December 31, 2001 as compared to $13,939 at December 31, 2000.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The scheduled principal reduction of borrowings at December 31, 2001, is as follows: 2002, $9,571; 2003, $4,521: 2004, $148; 2005, $6,025; 2006, $27; and
thereafter, $4,358.

Extraordinary Gain

In 2001, the Company liquidated a $1,000 senior note for $675 and recorded a gain of $325. Tax of $129 was recorded and the net gain of $196 is reflected as an extraordinary gain.

Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $54,944, $40,858 and $40,693 at December 31, 2001, 2000 and 1999.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2001 and 2000 approximated $687 and $511. Comparable market prices were used to estimate fair value.

                                                                             Six Months
                                              Year Ended     Year Ended        Ended
                                             December 31,   December 31,    December 31,
                                                 2001           2000           1999
------------------------------------------------------------------------------------------
Mortgage servicing rights
  Balances, beginning of period                 $431           $430           $409
  Servicing rights capitalized                   274             54             45
  Amortization of servicing rights               (73)           (53)           (24)
                                              ------------------------------------
  Balances, end of period                       $632           $431           $430
                                              ====================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Income Tax

                                                                                   Six Months
                                                        Year Ended    Year Ended      Ended
                                                       December 31,  December 31,  December 31,
                                                           2001          2000          1999
-------------------------------------------------------------------------------------------------
Income tax benefit
  Currently payable
    Federal                                                $ (89)      $   662
    State                                                                             $     2
  Deferred
    Federal                                                 (390)       (1,822)        (1,356)
    State                                                    (34)         (209)          (317)
                                                         ------------------------------------
      Total income tax benefit                             $(513)      $(1,369)       $(1,671)
                                                         ====================================

Reconciliation of federal statutory to actual tax benefit
  Federal statutory income tax at 34%                      $(121)      $  (859)       $(1,272)
  Effect of state income taxes                                 4          (138)          (208)
  Nondeductible expenses                                     (22)            3
  Affordable housing tax credits and other                  (374)         (375)          (191)
                                                         ------------------------------------

      Actual tax benefit                                   $(513)      $(1,369)       $(1,671)
                                                         ====================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The components of the deferred tax asset are as follows:

December 31                                                      2001    2000
-------------------------------------------------------------------------------
Assets
  Allowance for loan losses                                     $3,344  $3,054
  Valuation for letters of credit                                  145   1,498
  Unrealized gain/loss on available-for-sale securities             25     351
  Alternative minimum tax credit                                    81      71
  Low income housing credit carryforward                         1,610   1,311
  State net operating loss carryforward                          1,020     834
  Federal net operating loss carryforward                        2,520   1,386
  State income tax                                                 131     105
  Other                                                            149       6
                                                               ---------------
    Total assets                                                 9,025   8,616
                                                               ---------------

Liabilities
  Depreciation and amortization                                    (19)     (6)
  Differences in accounting for certain accrued liabilities        (14)
  Differences in basis of FHLB stock                               (66)    (66)
  Basis differential on certain partnership interests           (1,435) (1,128)
  Differences in accounting for loan servicing rights             (277)   (171)
                                                               ---------------
    Total liabilities                                           (1,811) (1,371)
                                                               ---------------
                                                                $7,214  $7,245
                                                               ===============

At December 31, 2001, Fidelity has federal net operating loss carryforwards for tax purposes totaling $7,412. These loss carryforwards expire in varying amounts through the year 2021. Fidelity has state net operating loss carryforwards for tax purposes of $9,809. These loss carryforwards expire in varying amounts through the year 2016. Fidelity has affordable housing credit carryforwards of $1,610. These carryforwards expire in varying amounts through the year 2020. In addition, Fidelity has an alternative minimum tax credit carryforward of $81.

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

The Company has recorded a deferred tax asset of $3,540 for the expected benefit to be realized from the federal and state net operating loss carryovers discussed above. In addition, a deferred tax asset of $1,610 for low income housing tax credits is recorded. Realization depends upon the ability of the Company to generate sufficient taxable income before the expiration of the carryover periods. The amount that management considers to be realizable is reevaluated at each financial statement date. That estimate could be reduced in the near term if management lowers its estimate of future taxable income during the carryover period.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Commitments and Contingent Liabilities

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. Fidelity's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. Fidelity uses the same credit policies in making such commitments as it does for instruments that are included on the consolidated balance sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Fidelity evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Fidelity upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower. At December 31, 2001 and 2000, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $9,133 and $8,518.

Fidelity has issued standby letters of credit on affordable housing developments in which one of Fidelity's subsidiaries has a partnership interest. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships in which one of Fidelity's subsidiaries owns a one percent general partner interest. The amount outstanding on these letters of credit at December 31, 2001 and 2000 was $2,566 and $15,612.

Fidelity has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with Fidelity. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships. The amount outstanding on the letters of credit at December 31, 2001 and 2000 was $27,923 and $28,188. Fidelity, at December 31, 2000, also had standby letters of credit of $96 to guarantee the performance of a customer to a third party.

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

Fidelity and its subsidiaries are also subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of Fidelity.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

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

United has entered into a Supervisory Agreement (Agreement) with the OTS. The Agreement restricts the payments of dividends from United to Fidelity without prior written OTS approval. The OTS, in 1999, permitted the payment of dividends to assist Fidelity in meeting interest payments on its outstanding debt, and in 2001, permitted United to transfer, in the form of a dividend, two real estate properties to Fidelity. There can be no assurance that this approval will be granted going forward. Fidelity is uncertain when it will pay dividends in the future and the amount of such dividends, if any.

Regulatory Capital

United is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and offbalance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2001 and 2000, United is categorized as well capitalized and met all subject capital adequacy requirements at those dates.

There are no specific targets for capital levels included or agreed to within the Supervisory Agreement (Agreement) between United and the OTS, only a requirement that United include capital targets within a strategic plan. At December 31, 2001, United was in compliance with the targets included within that plan. The Agreement did set a target level to reduce its classified assets to 50% or less of core capital plus the allowance for loan losses and the letter of credit valuation reserves. United's ratio of classified assets to core capital plus the allowance for loan losses and letter of credit valuation reserves was 31.5% at December 31, 2001.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

United's actual and required capital amounts and ratios are as follows:

                                                                Required for      To Be Well
                                                   Actual     Adequate Capital*  Capitalized*
                                               Amount   Ratio   Amount  Ratio    Amount   Ratio
------------------------------------------------------------------------------------------------
As of December 31, 2001
  Total risk-based capital* (to risk-
    weighted assets)                           $17,085  14.4%   $9,497   8.0%    $11,871  10.0%
  Tier 1 capital* (to risk-weighted assets)     12,716  10.7     4,748   4.0       7,122   6.0
  Core capital* (to adjusted total assets)      12,716   8.5     5,998   4.0       7,497   5.0
  Core capital (to adjusted tangible assets)    12,716   8.5     2,999   2.0        N/A    N/A
  Tangible capital (to adjusted total assets)   12,716   8.5     2,249   1.5        N/A    N/A

As of December 31, 2000
  Total risk-based capital* (to risk-
    weighted assets)                            17,830  13.8    10,337   8.0      12,921  10.0
  Tier 1 capital* (to risk-weighted assets)     13,327  10.3     5,168   4.0       7,753   6.0
  Core capital* (to adjusted total assets)      13,327   8.4     6,333   4.0       7,916   5.0
  Core capital (to adjusted tangible assets)    13,327   8.4     3,166   2.0        N/A    N/A
  Tangible capital (to adjusted total assets)   13,327   8.4     2,375   1.5        N/A    N/A

*As defined by regulatory agencies

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

The agreement indicated that United must, among other things, take other specified actions within specified time frames. These actions include the development of and adherence to a written plan for the reduction of classified and criticized assets to specified levels; maintenance of sufficient allowances for loan and lease losses; quarterly reporting to the OTS relating to classified assets and workout plans; restriction of its growth in total assets to an amount not in excess of an amount equal to the net interest credited on deposit liabilities without prior OTS approval; limiting growth of its consumer loan portfolio to an amount not in excess of 30 percent of its total assets; development of a written plan to divest all real estate held for development; adoption of policies and procedures designed to avoid potential conflicts of interest; development of policies and procedures to increase liquidity; adoption of a policy with respect to its mortgage brokerage activity, which would address its operation and methods for risk management; development of a policy to administer the general partnerships held by Village Housing Corporation; and maintenance of fully staffed and functioning internal audit and independent loan review processes.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

At December 31, 2001, United is also prohibited from taking certain actions without prior approval, including but not limited to: investing in, purchasing, or committing to make or purchase any additional commercial loans or commercial real estate loans; requesting permission from the OTS to engage in additional commercial loan activity until United has hired an experienced loan staff and credit analyst; refinancing or extending classified or criticized commercial loans without the prior approval of the OTS; engaging in "sub prime" consumer lending activities; making capital distributions, including dividends to Fidelity; making any additional equity investments; developing any real estate without specific approval of the OTS; acquiring any additional real estate for future development; selling any asset to an affiliated party without prior written approval of the OTS; engaging in any new activities not included in the strategic plan; and, refinancing or extending any non-classified or criticized commercial loan if additional funds are extended.

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

Management of United has taken, or has refrained from taking, as applicable, the actions requested by the OTS. United is in compliance with the provisions of the supervisory agreement at December 31, 2001. At month-end measurement dates during the fourth quarter of 2001, United's concentration of consumer loans exceeded the concentration limit set forth in the agreement. However, at December 31, 2001, United was in compliance with the 30% limitation.

Event Subsequent to Financial Statement Date - Commercial Lending

In February 2002, the Bank received authority from the OTS to engage in commercial lending activity on a limited basis, as outlined in the Bank's business plan.

Stockholders' Equity and Capital Infusion

In connection with Fidelity's first debt and equity rights offering completed April 30, 1994, Fidelity reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $6.22 per share, and expire on April 30, 2004. At December 31, 2001, a total of 397,218 of the shares originally reserved had been issued and 18,282 remained reserved and unissued.

In connection with Fidelity's second debt and equity offering completed on January 31, 1995, Fidelity reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $8.93 per share, and expire on January 31, 2005. At December 31, 2001, a total of 337,029 of the shares originally reserved had been issued and 9,471 remained reserved and unissued.

In 2000 Fidelity and its stockholders agreed to sell 1,460,000 shares of its common stock to Pedcor Holdings, LLC, a limited liability company (Pedcor).

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The consideration paid by Pedcor included $3,000 in cash $(3.00 per share), a five-year guarantee to United in an aggregate amount up to $1,500 against any negative cash flow from operations of certain specified affordable housing properties in United's portfolio, and an agreement to provide certain management services for the specified properties for ten years at no fee to United or Fidelity. Pedcor, as a result of this transaction, has the ability to exercise an option to purchase up to $5 million of additional stock for a period of three years from the closing date at fair market value through May 2003. In addition, three Pedcor principals were named to Fidelity's Board of Directors. Intangible assets of $1,265 were recognized as a result of this transaction. These assets are being amortized over periods ranging from five to ten years. The net unamortized balance of these intangibles at December 31, 2001 and 2000 was $917 and $1,126 and is included in other assets.

In January 2001, Fidelity filed a registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 1,000,000 shares were registered in this filing. For every 4.6 shares of Fidelity held on the record date, shareholders could subscribe to purchase one share of Fidelity at $1.55. All shareholders had the right to oversubscribe for shares not purchased by other shareholders based on their prorated ownership in Fidelity. The rights offering was oversubscribed and completed in June 2001. Fidelity raised $1,500, net of costs associated with the offering. The shares purchased by shareholders with these funds were issued in July 2001.

In September 2001, Fidelity filed a second registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 650,000 shares were registered in this filing. For every 8.6 shares of Fidelity held on the record date, shareholders could subscribe to purchase one share of Fidelity at $2.50. All shareholders had the right to oversubscribe for shares not purchased by other shareholders based on their pro-rated ownership in Fidelity. The rights offering was completed in November 2001. Fidelity raised $888, net of costs associated with the offering. The shares purchased by shareholders with these funds were issued in December 2001.

In December 2001, Fidelity filed a third registration statement for a debt and equity rights offering with the Securities and Exchange Commission. Subscription rights were distributed to persons who owned common stock as of the close of business on December 19, 2001 to purchase $1,500 of 9.00% unsecured junior subordinated notes due February 28, 2009 and 500,000 warrants representing the right to purchase shares of common stock at $3.00 per share, less the purchase price of the warrant. The subscription rights for the notes and warrants will expire on February 28, 2002.

Benefit Plans

Fidelity is a participant in the Financial Institutions Retirement Fund (FIRF). This defined-benefit plan is a multiemployer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets did not exceed the value of vested benefits in the aggregate as of June 30, 2001, the date of the latest actuarial valuation. Plan expense of $54 was recognized during 2001 compared to none in 2000 and none during six months ended December 31, 1999. The plan provides pension benefits for substantially all of Fidelity's employees.

Fidelity has a retirement savings 401(k) plan in which substantially all employees may participate. Fidelity matches employees' contributions at the rate of 25% up to 6% of the participant's salary. Fidelity's expense for the plan was $16, $15 and $8 for the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

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

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, beginning of year                             $2,958
Composition charge                                          (7)
Loans charged off (net of recoveries of $219)             (533)
New loans, including renewals                              629
Payments, etc., including renewals                         (99)
                                                      --------
Balances, end of year                                   $2,948
                                                      ========

Total internally classified related party loans included in the total related party loans at December 31, 2001 and 2000 were $2,913 and $2,951. Reserves for these classified related party loans totaled $48 and are included in the allowance for loan losses.

Deposits from related parties held by the Company at December 31, 2001 and 2000 totaled $589 and $593.

Fidelity completed a sale of a parcel of real estate in Adrian, Michigan to Pedcor Investments, a related entity of Pedcor Holdings, for $165,000. Fidelity also completed a sale of two second mortgage loans at a discount to a stockholder of Pedcor for $500,000. Pedcor has also been providing management services to the partnerships in which Fidelity is a general partner at no cost since May 2000, in accordance with the provisions of the sale of stock to Pedcor in May 2000.

Stock Option Plans

Under Fidelity's stock option plans, Fidelity grants stock option awards which vest and become exercisable at various dates. During the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999, Fidelity authorized the grant of options for up to 10,000, 148,500 and 3,000 shares of its common stock. The exercise price of each option, which has a 10-year life, was greater than the market price of Fidelity's stock on the date of grant; therefore, no compensation expense was recognized.

Although Fidelity has elected to follow APB No. 25, SFAS No. 123 requires proforma disclosures of net income and earnings per share as if Fidelity had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                                                                                        Six Months
                                                             Year Ended    Year Ended      Ended
                                                            December 31,  December 31,  December 31,
                                                                2001          2000          1999
-----------------------------------------------------------------------------------------------------
Risk-free interest rates                                         5.3%          6.5%          6.0%
Dividend yields                                                  0.0%          0.0%          0.0%
Volatility factors of expected market price of common stock     28.1%         29.6%         28.9%
Weighted-average expected life of the options                10 years      10 years      10 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement is as follows:

                                                                          Six Months
                                             Year Ended    Year Ended       Ended
                                            December 31,  December 31,   December 31,
                                                2001          2000           1999
-----------------------------------------------------------------------------------------------------
Net income (loss)                 As reported   $224        $(1,156)      $(2,070)
                                  Pro forma      198         (1,227)       (2,076)

Basic earnings (loss) per share   As reported   $.04        $  (.29)      $  (.66)
                                  Pro forma      .04           (.31)         (.66)

Diluted earnings (loss) per share As reported   $.04        $  (.29)      $  (.66)
                                  Pro forma      .04           (.31)         (.66)

The following is a summary of the status of the Fidelity's stock option plans and changes in the plans as of and for the years ended December 31, 2001 and 2000 and the six months ended December 31, 1999.

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

At December 31, 2001, there were 90,206 options available for grant. A summary of the stock options activity for the Directors' Plan is as follows:

December 31                               2001         2000         1999
-----------------------------------------------------------------------------
Shares under option
  Outstanding at beginning of year      152,313      118,293      118,293
  Granted                                             36,000
  Forfeited/expired                      (8,740)      (1,980)

  Outstanding at end of year            143,573      152,313      118,293

  Exercisable at end of year            143,573      152,313      118,293

Weighted option price per share
  Exercisable                             $7.00        $7.05        $7.92
  Granted                                               4.46

Weighted-average fair value of options granted
  during the year                                      $1.03

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

At December 31, 2001, there were 49,450 options available for grant. A summary of the stock options activity for the 1995 Plan is as follows:

December 31                             2001            2000            1999
------------------------------------------------------------------------------
Shares under option
  Outstanding at beginning of year     139,143         80,278          77,278
  Granted                               47,500         75,000           3,000
  Forfeited/expired                                   (16,135)

  Outstanding at end of year           186,643        139,143          80,278

  Exercisable at end of year           153,343        130,243          47,620

Weighted option price per share
  Exercisable                            $5.91          $6.33          $10.16
  Granted                                 1.57           4.00            3.01

Weighted-average fair value of options
  granted during the year                $0.82          $0.82           $1.64

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

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

Off-Balance-Sheet Commitments--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of the loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of the commitments to purchase and originate mortgage loans and to sell mortgage loans, which are immaterial, are reasonable estimates of the fair value of these financial instruments. The carrying amount of the standby letters of credit, which consist of a letter of credit valuation allowance of $665, is a reasonable estimate of the fair value of those off-balance sheet items.

The estimated fair values of Fidelity's financial instruments are as follows:

                                                  2001                 2000
                                          -----------------------------------------
                                          Carrying    Fair     Carrying    Fair
December 31                                Amount     Value     Amount     Value
-----------------------------------------------------------------------------------
Assets
  Cash and cash equivalents               $ 16,316   $16,316   $ 16,644   $ 16,644
  Investment securities available for sale  18,074    18,074     21,001     21,001
  Loans, net                               104,432   105,705    107,842    107,806
  Interest receivable                          642       642        728        728
  FHLB stock                                 2,620     2,620      2,620      2,620

Liabilities
  Deposits                                 120,155   122,877    126,944    127,488
  Long-term debt                            24,650    25,839     23,842     24,188
  Interest payable                             898       898        338        338
  Standby letters of credit                    665       665      5,153      5,153

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Fidelity:

                            Condensed Balance Sheets
December 31                                              2001       2000
----------------------------------------------------------------------------
Assets
  Cash and cash equivalents                            $     2    $   971
  Investment in common stock of subsidiaries            16,440     15,008
  Loans, net                                             2,317      2,452
  Subordinated debentures and other loan receivables
    from subsidiaries                                    2,875      2,875
  Income tax receivable                                  2,852      2,508
  Other assets                                           1,238      1,474
                                                     --------------------

    Total assets                                       $25,724    $25,288
                                                     ====================

Liabilities
  Long-term debt                                       $12,796    $14,416
  Letter of credit valuation allowance                     300      1,370
  Other liabilities                                        733        727
                                                     --------------------
    Total liabilities                                   13,829     16,513

Stockholders' Equity                                    11,895      8,775
                                                     --------------------

    Total liabilities and stockholders' equity         $25,724    $25,288
                                                     ====================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                         Condensed Statements of Income

                                                                                      Six Months
                                                          Year Ended    Year Ended      Ended
                                                         December 31,  December 31,  December 31,
                                                             2001          2000          1999
-----------------------------------------------------------------------------------------------------
Income
  Dividends from subsidiaries
  Interest income                                          $   652       $   711      $   485
  Other income                                                  39            21            2
                                                         ------------------------------------
    Total income                                               691           732          487
                                                         ------------------------------------

Expense
  Interest expense                                           1,375         1,412          777
  Provision for loan losses                                    595           100          284
  Letter of credit valuation provision                        (715)                      (735)
  Other expenses                                               622         1,186          293
                                                         ------------------------------------
    Total expense                                            1,877         2,698          619
                                                         ------------------------------------

Loss Before Income Tax and Equity in
  Undistributed (Distributions in Excess of)
  Income of Subsidiaries                                    (1,186)       (1,966)        (132)

Income Tax Benefit                                            (473)         (779)         (52)
                                                         ------------------------------------

Loss Before Equity in Undistributed (Distributions in
  Excess of) Income of Subsidiaries                           (713)       (1,187)         (80)

Equity in Undistributed (Distributions in Excess of)
  Income of Subsidiaries                                       741            31       (1,990)
                                                         ------------------------------------

Net Income (Loss) Before Extraordinary Item                     28        (1,156)      (2,070)

Gain on Extraordinary Item, Net of Tax                         196
                                                         ------------------------------------

Net Income (Loss)                                          $   224       $(1,156)     $(2,070)
                                                         ====================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                       Condensed Statements of Cash Flows

                                                                                      Six Months
                                                          Year Ended    Year Ended      Ended
                                                         December 31,  December 31,  December 31,
                                                             2001          2000          1999
-------------------------------------------------------------------------------------------------
Gain on Extraordinary Item, Net of Tax                     $  (196)

Operating Activities
  Net income (loss)                                            224      $(1,156)      $(2,070)
  Adjustments to reconcile net income (loss) to net
    cash used by operating activities
  Depreciation and amortization                                 11           13             8
  Provision for loan losses                                    595          100           284
  Letter of credit valuation provision                        (715)                      (735)
  Funding on outstanding letters of credit                    (355)        (300)         (450)
  Undistributed net income of subsidiaries                    (741)         (31)        1,990
  (Increase) decrease in other assets                         (119)      (1,801)          127
  (Increase) decrease in other liabilities                    (149)         557           (97)
                                                         ------------------------------------
  Net cash used by operating activities                     (1,445)      (2,618)         (943)
                                                         ------------------------------------

Investing Activities
  Capital contributions to subsidiaries                       (193)      (2,197)
  Principal payments received on notes from subsidiaries                  2,000
  Net change in loans                                         (460)        (391)        1,363
                                                         ------------------------------------
    Net cash provided (used) by investing activities          (653)        (588)        1,363
                                                         ------------------------------------

Financing Activities
  Repayment of long-term debt                               (2,740)        (532)       (2,196)
  Proceeds from issuance of long-term debt                   1,471
  Sale of common stock                                       2,398        4,265
                                                         ------------------------------------
    Net cash provided (used) by financing activities         1,129        3,733        (2,196)
                                                         ------------------------------------

Change in Cash and Cash Equivalents                           (969)         527        (1,776)

Cash and Cash Equivalents, Beginning of Period                 971          444         2,220
                                                         ------------------------------------

Cash and Cash Equivalents, End of Period                   $     2      $   971       $   444
                                                         ====================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                            Corporation Information

Shareholder Inquiries
If you have inquiries or questions regarding your Fidelity Federal Bancorp Shareholder account, call shareholder relations at 800.280.8280 or 812.424.0921 ext. 2226.

Stock Transfers, Dividend Payments
Dividend Reinvestment

Fidelity Federal Bancorp
Attn: Debbie Fritz, Shareholder Relations
18 NW Fourth St.
PO Box 1347
Evansville, IN 47706-1347

Fidelity Federal Bancorp offers its Common shareholders a no-cost way to purchase stock, and when applicable, reinvest cash dividends. For additional information about this plan, contact us at the above address or phone number.

Financial Information

If you are seeking financial information, contact:
Mark A. Isaac, Controller
Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN 47706-1347
812.424.0921 ext. 3319

All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc. should be directed to:
Debbie Fritz, Shareholder Relations
Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN 47706-1347
812.424.0921 ext. 2226

Internet

Information on Fidelity Federal Bancorp is available on the Internet at: http://www.unitedfidelity.com

Common Stock Information

NASDAQ
Ticker Symbol: FFED

Market Makers

Monroe Securities Inc.
Spear, Leeds & Kellogg
Hill, Thompson, Magid & Co.
Natcity Investments, Inc.

Products and Services

For specific information on products and services offered by the Company's banking subsidiary, United Fidelity Bank, fsb, call 800.280.8280 or 812.424.0921

Corporate Headquarters

Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN 47706-1347
800.280.8280
812.424.0921

Annual Meeting

Tuesday, April 30, 2002
10:00 am (Central Daylight Time)
Sheraton Inn
8787 Keystone Crossing
Indianapolis, Indiana 46240

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                            Fidelity Federal Bancorp

                               Board of Directors

William R. Baugh
Chairman Emeritus, Fidelity Federal Bancorp
Director, United Fidelity Bank, fsb
Retired President, United Fidelity Bank, fsb

Paul E. Becker
President, Gaither Technologies STC
Director, United Fidelity Bank, fsb

Bruce A. Cordingley
President and Chief Executive Officer, Pedcor Investments
President and Chief Executive Officer, Pedcor Bancorp
Director, International City Bank, N.A. (Long Beach, CA)
Director, United Fidelity Bank, fsb

Jack Cunningham
Chairman of the Board, United Fidelity Bank, fsb
Chairman of the Board, Fidelity Federal Bancorp
Port of Evansville Wharfmaster

Donald R. Neel
President, Chief Financial Officer and Treasurer, Fidelity Federal Bancorp President, Chief Executive Officer, and Director, United Fidelity Bank, fsb

Gerald K. Pedigo
Chairman, Pedcor Bancorp
Director, International City Bank, N.A. (Long Beach, CA)

Barry A. Schnakenburg
President, U.S. Industries Group, Inc.
President, Barry Inc.
Director, United Fidelity Bank, fsb

Phillip J. Stoffregen
Executive Vice President, Pedcor Investments

                       [LOGO OF FIDELITY FEDERAL BANCORP]


                             Corporate Information

                                    Officers

Jack Cunningham                                 Mark A. Isaac
Chairman, Secretary                             Vice President, Controller

Bruce A. Cordingley                             Debbie M. Fritz
Chairman, Executive Committee                   Assistant Vice President,
                                                Shareholder Relations
Donald R. Neel
President, Chief Financial Officer and Treasurer


                           United Fidelity Bank, fsb
                                    Officers

Donald R. Neel
President and Chief Executive Officer

B. Eugene Dawson
Senior Vice President, Commercial Lending

Mark A. Isaac
Senior Vice President, Chief Financial Officer

Thomas D. Wuerth
Senior Vice President, Consumer Lending
and Retail Banking

Michael B. Carroll
Vice President, Corporate Planning
and Risk Management

Karen F. Carter
Vice President, Compliance and Loan Review

Richard J. Goebel
Vice President, Operations

Nancy K. Sweazey
Vice President, Human Resources

William P. Wisuri
Vice President, Consumer Lending

Gregory W. Brown
Assistant Vice President, Assistant Controller

W. Ray Buckman
Assistant Vice President, Consumer Lending

Lawrence H. Coffman
Assistant Vice President, Consumer Lending

Shanon L. Delong
Assistant Vice President, Internal Auditing

Marilyn A. Doyle
Assistant Vice President, Marketing and Sales

Debbie M. Fritz
Assistant Vice President, Facilities and Purchasing

Dannel R. Garness
Assistant Vice President, Loan Administration

James W. Goodwin
Assistant Vice President, Consumer Lending

Carrie L. Howard
Assistant Vice President, Consumer Lending

Barbara B. Hubbard
Assistant Vice President, Collections

G. Andrew Jenkins
Assistant Vice President, Mortgage Lending

Kristi R. Krack
Assistant Vice President, Eastside Branch Manager

Diane T. Tabor
Assistant Vice President, Assistant Controller

D. Brent Taylor
Assistant Vice President, Branch Administration