Form 10-K, Exhibit 13
period 2002-12-31
FIDELITY FEDERAL BANCORP
filed 2003-04-01
CIK 910492

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                               2002 Annual Report
                                    Contents


                                                                     Page
-------------------------------------------------------------------------------


Financial Highlights                                                   2

Letter to our Shareholders                                             3

Market Summary                                                         4

Selected Statistical Information                                       5

Management's Discussion and Analysis                                   6

Independent Auditor's Report                                          27

Consolidated Balance Sheets                                           28

Consolidated Statements of Income                                     29

Consolidated Statements of Changes in Stockholders' Equity            32

Consolidated Statements of Cash Flows                                 33

Notes to Consolidated Financial Statements                            35

Corporate Information                                                 63

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                              Financial Highlights
             (Dollars in Thousands, Except Share and Per Share Data)

                                                            December 31,     December 31,
                                                                2002             2001          Change
-----------------------------------------------------------------------------------------------------------
Per Share
   Basic net income (loss) from continuing operations        $     (.39)       $     .04      (1,075.00)%
   Basic net income (loss) from discontinuing operations           (.32)                        (100.00)%
   Basic net income (loss)                                         (.71)       $     .04      (1,875.00)%
   Diluted net income (loss) from continuing operations            (.39)             .04      (1,075.00)
   Diluted net income (loss) from discontinued operations          (.32)                        (100.00)
   Diluted net income (loss)                                       (.71)             .04      (1,875.00)
   Book value at year end                                          1.42             1.99         (28.64)
   Market price (bid) at year end                                  1.47             2.30         (36.09)

For the Year
   Net interest income                                         $   3,012        $   2,954          1.96%
   Provision for loan losses                                        (360)           1,349       (126.69)
   Non-interest income                                             3,507            3,933        (10.83)
   Non-interest expense                                            9,927            5,698         74.22
   Net income (loss) from continuing operations                   (2,407)             224     (1,174.55)
   Net income (loss) from discontinued operations                 (1,988)                       (100.00)
   Net income (loss)                                              (4,395)             224     (2,062.05)

At Year End
   Total assets                                                 $132,290         $159,659        (17.14)%
   Loans (net)                                                    73,087          104,432        (30.01)
   Total deposits                                                106,791          120,155        (11.12)
   Total stockholders' equity                                      9,588           11,895        (19.39)

Averages
   Total assets                                                 $159,625         $165,592         (3.60)%
   Total earning assets                                          138,033          145,342         (5.03)
   Total loans                                                    94,821          111,572        (15.01)
   Total deposits                                                119,085          125,853         (5.38)
   Total stockholders' equity                                     11,936           10,288         16.02

Profitability Ratios
   Return on average assets                                       (2.75)%            .14%
   Return on average stockholders' equity                        (36.82)            2.18
   Net interest margin                                             2.18             2.03

Loan Quality Ratios
   Net charge offs to average loans                                 .99%            1.02%
   Allowance for loan losses to loans at end of period             1.13             2.01
   Valuation allowance for letters of
      credit to total letters of credit                            1.50             2.18

Savings Bank Capital Ratios
   Tangible capital to adjusted total assets                       8.52%            8.48%
   Risk-based capital ratios
     Tier I capital                                                9.95            10.71
     Total risk-based capital                                     12.53            14.39

Other Data
   Average common and common equivalent shares outstanding     6,183,269        5,146,726
   Number of full-time equivalent employees at year end               73               83
   Number of banking offices                                           5                5

                           Letter To Our Shareholders


The year 2002 was an extremely challenging one for business as the geopolitical landscape significantly challenged the national and regional economy. Conflict in Afghanistan, the specter of war with Iraq, uncertainty on the Korean peninsula, and the possibility of additional terrorist attacks served to dampen capital spending and weaken consumer confidence and equity markets. All of these factors have contributed to a U.S. economy that has grown at a much slower pace than expected. Rising unemployment, a byproduct of the economy's sluggishness, has also impacted economic growth.

Against this landscape, the year 2002 saw the completion of significant activities for Fidelity Federal Bancorp ("Company") and its subsidiary, United Fidelity Bank, but also provided disappointing operating results. While we are not pleased with these results, we would like to report that we believe the overall risk level in the organization has been reduced by our actions, providing the Company an opportunity to achieve profitable growth in the future.

Interest rates continued their descent to historic lows in 2002 resulting in record mortgage lending activity for the Company. The decline in interest rates has accounted for an unprecedented wave of mortgage refinancing that has, in turn, helped consumers by reducing their payments or loan terms. Unfortunately, financial institutions have, in some cases, been negatively impacted by the early payoffs of mortgage and consumer loans. The Company recorded charges during the second half of the year to mark down the value of mortgage-related assets, as well as its retained interests in securitized consumer loans. Also due to the decline in interest rates, the Bank prepaid borrowings at much higher interest rates, but was required to pay substantial fees to do so. Prepaying higher rate debt will have a positive impact on the Company's margin in the periods to come.

There has been substantial improvement noted in the Company's risk profile from prior years. Classified or problem assets have declined in each of the last three years, the Company divested all of its remaining active interests in affordable housing, and management has worked aggressively to reduce its non-performing assets. The Company also mitigated liquidity risk by completing an automobile loan securitization transaction during the year. These risk reduction efforts, however necessary in nature, contributed significantly to the reported financial results in 2002. Because of past problems and the uncertainties in the U.S. economy, management is consistently engagedin assessing the risks remaining in the Company's balance sheet.

The process of constructing a strong community banking franchise is a long-term venture, and progress toward this goal cannot always be adequately measured on a quarter-to-quarter basis. While we are pleased with the profitable results that we achieved in 2001, we believe that our efforts in 2002, despite the financial accounting results reported by the Company, will give us an even greater opportunity to build a strong and profitable community banking franchise for the future.



Jack Cunningham                             Donald R. Neel
Chairman of the Board                       President and CEO

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

                                         2002                         2001
                              --------------------------------------------------------
                                Common Stock Bid Prices      Common Stock Bid Prices
                              --------------------------------------------------------
Year Ended December 31           High              Low        High              Low
--------------------------------------------------------------------------------------
First quarter                     $3.15           $2.30        $1.81           $1.31
Second quarter                     2.95            2.15         1.75            1.50
Third quarter                      2.50            1.75         3.70            1.75
Fourth quarter                     2.15            1.30         2.55            2.00

We did not pay any cash dividends on our common stock in 2002 or 2001. Fidelity's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. We do not anticipate paying cash dividends in the foreseeable future. As of February 14, 2003, shares were held of record by approximately 445 shareholders.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Selected Statistical Information
             (Dollars in Thousands, Except Share and Per Share Data)

                                                                                               Six months
                                                                                                  ended
                                               December 31,    December 31,    December 31,    December 31,   June 30,
Selected Financial Data as of                      2002            2001            2000             1999        1999
--------------------------------------------------------------------------------------------------------------------------
   Total assets                                   $132,290         $159,659       $166,466        $171,457    $172,253
   Interest-bearing deposits                         2,369           14,605         14,718          22,911      14,668
   Investment securities available for sale         34,912           18,074         21,001          24,305      27,325
   Loans, net                                       73,087          104,432        107,842          96,919     110,436
   Deposits                                        106,791          120,155        126,944         135,016     128,596
   Long-term debt                                   13,586           24,650         23,842          23,504      29,149
   Stockholders' equity                              9,588           11,895          8,775           5,427       7,814

Selected Operations Data for
   Year Ended
   Interest income                              $    9,034        $  11,455      $  12,100        $  6,019   $  14,094
   Interest expense                                  6,022            8,501          8,457           4,268       9,730
                                             -----------------------------------------------------------------------------
   Net interest income                               3,012            2,954          3,643           1,751       4,364
   Provision for loan losses                          (360)           1,349            670           1,345        (138)
                                             -----------------------------------------------------------------------------
   Net interest income after provision for
     loan losses                                     3,372            1,605          2,973             406       4,502
   Non-interest income                               3,507            3,933          1,816           1,001       2,663
   Non-interest expense                              9,927            5,698          7,314           5,148       6,878
                                             -----------------------------------------------------------------------------
   Income (loss) from continuing operations
     before tax                                     (3,048)            (160)        (2,525)         (3,741)        287
   Income tax benefit                                 (641)            (384)        (1,369)         (1,671)       (338)
                                             -----------------------------------------------------------------------------
   Income (loss) from continuing  operations        (2,407)             224         (1,156)         (2,070)        625
                                             -----------------------------------------------------------------------------
   Loss from discontinued operations before tax     (1,537)
   Income tax expense                                  451
                                             -----------------------------------------------------------------------------
   Loss from discontinued operations                (1,988)
                                             -----------------------------------------------------------------------------
   Net income (loss)                            $   (4,395)       $     224     $   (1,156)       $ (2,070)  $     625
                                             =============================================================================

Selected Financial Ratios
   Return on average assets                         (2.75)%            .14%          (.71)%         (2.41)%         .33%
   Return on stockholders' equity                  (36.82)            2.18         (16.14)         (51.37)         7.58
   Net interest margin                               2.18             2.03           2.49            2.24          2.48
   Net interest spread                               2.23             2.12           2.33            2.00          2.24
   Tangible equity to assets at year end             8.52             8.48           8.42            6.78          8.49
   Allowance for loan losses to loans                1.13             2.01           1.75            2.04          3.09
   Allowance for loan losses to
     non-performing loans                           91.48            55.90         222.27          179.96         69.57
   Dividend payout ratio                            N/A             N/A            N/A             N/A               N/A

Per Share Data
   Diluted net income (loss) from continuing
     operations                                $     (.39)        $    .04      $    (.29)       $   (.66)    $     .20
   Diluted net income (loss) from
     discontinued operations                         (.32)
   Diluted net income (loss)                         (.71)             .04           (.29)           (.66)          .20
   Basic net income (loss) from continuing
     operations                                      (.39)             .04           (.29)           (.66)          .20
   Basic net income (loss) from discontinued
     operations                                      (.32)
   Basic net income (loss)                           (.71)             .04           (.29)           (.66)          .20
   Cash dividends declared
   Book value at year end                            1.42             1.99           1.90            1.72          2.48
   Closing market price (bid) at year end            1.47             2.30           1.31            1.25          2.88
   Number of average common and common
     equivalent shares outstanding               6,183,269        5,146,726      4,057,168       3,147,662   3,143,179

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Fidelity Federal. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

Portions of this Management's Discussion and Analysis, as well as the notes to the consolidated financial statements and the Letter To Our Shareholders, contain certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995), which reflect management's current beliefs and expectations and are intended to benefit the reader. These forward-looking statements are inherently subject to various risks and uncertainties which may cause actual results to differ materially from expected results. Such risks and uncertainties include, but are not limited to, economic conditions, generally and in the market areas of the Company, increased competition in the financial services industry, actions by the Federal Reserve Board, changes in interest rates and governmental regulation and legislation.

General

Fidelity Federal Bancorp ("Fidelity"), incorporated in 1993 under the laws of the State of Indiana, is a registered savings and loan holding company with its principal office in Evansville, Indiana. Fidelity's savings bank subsidiary, United Fidelity Bank, fsb ("United"), was organized in 1914, is a federally-chartered stock savings bank located in Evansville, Indiana, and is regulated by the Office of Thrift Supervision ("OTS"). Fidelity, through its savings bank subsidiary, is engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing such funds in consumer, commercial, and mortgage loans, and in investment securities. Village Affordable Housing Corporation, the other subsidiary of Fidelity, was formed during the third quarter of fiscal 1998 for the purpose of owning interests in real estate, but was subsequently sold in December 2002.

Overview

         Income

Fidelity generates two sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income - which is the income that Fidelity earns on its loans and investments - and interest expense - which is the interest that Fidelity pays on its deposits and borrowings.

Fidelity's second source of pre-tax income is noninterest income. This includes fee income - the compensation we receive from providing products and services - and gain on the sales of loans. Most of Fidelity's fee income comes from loan sales, letter of credit fees, service charges and overdraft fees.

Fidelity may occasionally recognize gain or loss as a result of the sale of investment securities or foreclosed real estate. These gains and losses are not a regular part of Fidelity's income.

         Expenses

The expenses Fidelity incurs in operating its business consist of salaries and employee benefits, occupancy and equipment expenses, deposit insurance premiums, data processing fees and other miscellaneous expenses.

Salaries and employee benefits consist primarily of the salaries and wages paid to our employees, as well as expenses for retirement and other employee benefits.

Occupancy and equipment expenses, the fixed and variable costs of building and equipment, consist primarily of depreciation of property and equipment, real estate taxes, maintenance and insurance.

Deposit insurance premiums are calculated as a percentage of assessable deposits.

Data processing fees depend on the number of accounts and transaction volume.

Other expenses consist of professional fees, advertising and promotions, printing, supplies, postage and other miscellaneous operating expenses.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Legal and professional fees incurred over the past two years have primarily been related to workout activities with respect to various classified assets and expenses associated with the sale of certain real estate assets.

In addition to operating expenses noted above, Fidelity also occasionally recognizes expense that is not anticipated by management to be recurring. Such expenses that occurred in 2002 were changes in estimated useful lives of intangible assets, prepayment fees on FHLB advances, start up costs associated with United's first securitization transaction and expenses incurred in connection with the sale of two of its subsidiaries.

Operating Strategy

Fidelity's strategy is to continue to operate as an independent, community-oriented financial institution dedicated to meeting the financing and servicing needs of consumers and businesses in its market area. Fidelity prides itself in meeting or exceeding customer expectations. Fidelity's current business strategy includes an emphasis on increasing consumer loan and loan servicing activities and increasing its mortgage and commercial lending activities. It also includes continued management of its investment portfolio of investment grade mortgage-backed securities, and to increase core deposit growth to support the growth in loans and investments.

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

Total assets at December 31, 2002 decreased $27.4 million to $132.3 million from $159.7 million in December 2001, primarily due to the sales of $56.8 million in consumer loans, partially offset by increases in mortgage-backed securities available for sale. Average assets for the year ended December 31, 2002 decreased by $6.0 million from $165.6 million at December 31, 2001 to $159.6 million at December 31, 2002. The decrease in total average assets is primarily due to decreases in several loan categories and short-term investments.

Loans
The following table shows the composition of Fidelity's loan portfolio:

                                            December         December        December         December           June
                                              2002             2001            2000             1999             1999
----------------------------------------------------------------------------------------------------------------------------
                                                              (In Thousands)
Real estate mortgage loans
   First mortgage loans
     Conventional                            $  36,157        $  43,929       $  47,809        $  48,845        $  49,733
     Construction                                1,909              513           1,274            1,867            6,732
     Commercial                                  5,645            6,114           6,873            8,576           14,140
     Multi-family loans                          3,083            3,856           4,350            3,629            7,597
     Home equity loans                           4,586            4,577           5,274            5,567            4,819
     First mortgage real estate loans
        Purchased                                  627              745           1,753            1,899            2,061
                                        ------------------------------------------------------------------------------------
                                                52,007           59,734          67,333           70,383           85,082
   Commercial loans, other than
      secured by real estate                     2,210            1,848           2,305            4,154            6,076
   Consumer loans                               19,707           44,988          40,125           24,403           22,799
                                        ------------------------------------------------------------------------------------
       Total loans                              73,924          106,570         109,763           98,940          113,957
   Allowance for loan losses                      (837)          (2,138)         (1,921)          (2,021)          (3,521)
                                        ------------------------------------------------------------------------------------

       Net loans                             $  73,087         $104,432        $107,842        $  96,919         $110,436
                                        ====================================================================================

       Total assets                           $132,290         $159,659        $166,466         $171,457         $172,253
                                        ====================================================================================

       Total loans to total assets              55.9%            66.7%           65.9%             57.7%            66.2%

Fidelity has continued to sell its current production of fixed-rate 1-4 family loans recording the gain or loss and using the proceeds to fund future originations. As a result, conventional real estate mortgage loans have decreased by $7.8 million in 2002.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Commercial real estate loans and multifamily loans declined in 2002, despite approval to resume commercial lending activity on a limited basis, as outlined in United's business plan.

Consumer loans decreased by $25.3 million to $19.7 million at December 31, 2002. As previously mentioned United completed a securitization transaction during 2002 totaling approximately $49.5 million, in addition to sales of consumer loans of $44.9 million during 2002.

Fidelity's has no loans to foreign governments, foreign enterprises, foreign operations of domestic companies or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed ten percent of total loans.

Loan Maturities
The following table sets forth the remaining maturities for commercial loans as of December 31, 2002:

                                Within One  One to Five  After Five
                                   Year        Years        Years      Total
                              -------------------------------------------------
                                      (In Thousands)

Predetermined interest rates          $32         $161                   $193
Floating interest rates             1,064          718     $235         2,017
                              -------------------------------------------------

                                   $1,096         $879     $235        $2,210
                              =================================================

Non-Performing Loans
Fidelity discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan reaches a ninety day or more past due status, the asset is generally repossessed or sold, if applicable, or the foreclosure process is initiated and the loan is re-classified to other real estate owned to be sold. A loan could be placed in a nonaccrual status sooner than ninety days, if management knows the customer has abandoned the collateral and has no intention of repaying the loan and discontinues the accrual of interest. Typically, when a loan reaches nonaccrual status, the accrued interest is reversed from income, unless strong evidence exists that the value of the collateral would support the collection of interest in a foreclosure situation. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Income received on nonaccrual and restructured loans was $23,000 for the year ended December 31, 2002, $22,000 for the year ended December 31, 2001 and $33,000 for the year ended December 31, 2000. Additional interest income of approximately $63,000, $237,000 and $49,000 for the years ended December 31, 2002, 2001 and December 31, 2000, respectively would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


The following table provides information on Fidelity's non-performing loans.

                                                    December 31,     December 31,   December 31,    December 31,  June 30,
                                                        2002             2001           2000            1999        1999
                                                  --------------------------------------------------------------------------
                                                                   (Dollars In Thousands)
Non-accrual loans
   Real estate mortgage                                $  356           $  130                        $   253      $     76
   Consumer                                               131              116
   Multi-family                                                                         $  148            229         4,112
   Commercial                                             388            3,291             472
                                                  --------------------------------------------------------------------------
Total non-accrual loans                                   875            3,537             620            482         4,188
Restructured
   Consumer                                                39              190             115             75            77
   Commercial                                                               53             119            118
Total restructured loans                                   39              243             234            193            77
90 days or more past due and accruing
   Consumer                                                                 23              10            135           164
   Commercial                                                               22                            313           632
   Mortgage                                                 1
                                                  --------------------------------------------------------------------------
Total 90 days or more past due and accruing                 1               45              10            448           796

                                                  --------------------------------------------------------------------------
       Total non-performing loans                        $915           $3,825          $  864         $1,123        $5,061
                                                  ==========================================================================

Ratio of non-performing loans to total loans            1.24%            3.59%            .79%          1.14%         4.44%
                                                  ==========================================================================

The decrease in non-performing loans in 2002 is primarily due to one non-residential real estate loan totaling $3.1 million in which accrual of interest income was ceased during the third quarter of 2001. This loan was subsequently charged down to $1.9 million, using existing reserves set aside for the loan, and reclassified to other real estate owned during the first quarter of 2002.

Multi-family affordable housing loans, for which specific and general reserves had previously been computed, were sold during the fourth quarter of 2002. In the past the ability of the multi-family loans to perform was in part due to general partner or other advances made by Fidelity or United to support cash flow deficits incurred by the affordable housing projects. However this contingent liability of Fidelity or United was eliminated upon the sale of the seventeen general partnership interests during the fourth quarter of 2002.

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

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Classified Assets and Letters of Credit
(in thousands)
                                    December 31,    December 31,   December 31,
                                        2002            2001           2000
                                 -----------------------------------------------

Classified assets                     $6,024             $7,357       $  8,754
Classified letters of credit                                350         11,773
                                 -----------------------------------------------

     Total classified assets          $6,024             $7,707        $20,527
                                 ===============================================

Classified assets and letters of credit of Fidelity totaled $6.0 million at December 31, 2002 compared to $7.7 million at December 31, 2001, a decrease of 21.8%. Total classified assets were 55.4% and 53.3% of Fidelity's capital and reserves at December 31, 2002 and December 31, 2001, respectively, and 27.5% and 31.5% of United's core capital and reserves. In addition to the classified assets and letters of credit, there are other assets and letters of credit totaling $11.9 million at December 31, 2002 for which management was closely monitoring the borrowers' abilities to comply with payment terms.

Impaired loans are those that management believes will not perform in accordance with the original loan terms. At December 31, 2002 and December 31, 2001, Fidelity had impaired loans totaling $3.5 million and $6.8 million respectively. The allowances for loan losses on such impaired loans totaled $332,000 and $1.3 million, which were included in Fidelity's allowance for loan losses at December 31, 2002 and December 31, 2001 respectively. Using similar guidelines for impaired loans, impaired letters of credit at December 31, 2002 and December 31, 2001 totaled $0 and $350,000, respectively. The valuation allowance on such impaired letters of credit totaled $0 and $700,000, respectively at December 31, 2002 and December 31, 2001. Impaired loans do not include large groups of homogeneous loans that are collectively evaluated for impairment, such as residential mortgage and consumer installment loans.

Other Real Estate Owned

Other real estate owned totaled $2.1 million at December 31, 2002, which is primarily due to one non-residential loan totaling $1.9 million that was foreclosed in the first quarter of 2002. In September 2002, an additional $100,000 allowance was recorded on the property.

United has employed the services of an independent hotel management company while United aggressively seeks disposition of the property. Occupancy rate has improved from approximately 40% when United took possession of the property and is currently averaging approximately 52%. The Company received surplus cash disbursements from operations of the property in 2002, which were used to repay advances made to the property.

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000, the six months ended December 31, 1999 and the fiscal year ended June 30, 1999:

                                      December 31,      December 31,     December 31,      December 31,       June 30,
                                           2002             2001             2000              1999             1999
----------------------------------------------------------------------------------------------------------------------------
                                                                 (In Thousands)
Allowance for loan losses
   at beginning of period                $  2,138         $  1,921          $  2,021        $   3,521         $   3,049
                                    ----------------------------------------------------------------------------------------
Loan charge offs
   Real estate mortgage                                                           80
   Multi-family                               469              606               683            2,631
   Commercial                               1,158              354                12               11                14
   Consumer                                   327              441               391              235               324
                                    ----------------------------------------------------------------------------------------
     Total loan charge offs                 1,954            1,401             1,166            2,877               338
                                    ----------------------------------------------------------------------------------------
Loan recoveries
   Real estate mortgage                                          7                                                   15
    Multi-family                              937              200               317                3
   Commercial                                                                     20                3                 3
   Consumer                                    76               62                59               26                35
                                    ----------------------------------------------------------------------------------------
     Total loan recoveries                  1,013              269               396               32                53
                                    ----------------------------------------------------------------------------------------
Net charge offs                               941            1,132               770            2,845               285
Reclassifications                                                                                                   895
Provision for loan losses                    (360)           1,349               670            1,345              (138)
                                    ----------------------------------------------------------------------------------------
Allowance for loan losses
   at end of period                       $   837        $   2,138         $   1,921        $   2,021         $   3,521
                                    ========================================================================================
Ratio of net charge offs to
   average loans outstanding
   during period                             .99%            1.02%              .72%            5.20%              .21%
                                    ========================================================================================
Ratio of provision for loan
   losses to average loans
   outstanding during period                (.38)%           1.21%              .63%            2.46%             (.10)%
                                    ========================================================================================
Ratio of allowance for loan
   losses to total loans
   outstanding at year end                  1.13%            2.01%             1.75%            2.04%             3.09%
                                    ========================================================================================
Average amount of loans                   $94,821         $111,572          $106,599
   outstanding for the period                                                                $108,455          $137,793
                                    ========================================================================================
Amount of loans outstanding               $73,924         $106,570
   at end of period                                                         $109,763          $98,940          $113,957
                                    ========================================================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

During the year ended December 31, 2002 and 2001, net charge-offs consisted primarily of multifamily, commercial and consumer loans. Operating deficit guarantees provided by Pedcor resulted in payments being made to Fidelity in the event that cash flows from properties were negative, based on a pre-determined computation. Payments under operating deficit guarantees provided by Pedcor were limited to $300,000 per year. For the twelve months ended May 31, 2002, Fidelity received $204,000 in payments from Pedcor. These guarantees and contingent liabilities were terminated upon the sale of the partnerships during the fourth quarter of 2002.

Fidelity's letter of credit valuation allowance was $445,000 at December 31, 2002 compared to $665,000 at December 31, 2001. The decrease is primarily due to the reduction in classified letters of credit, primarily due to efforts to refinance the credits on a non recourse basis in 2001 and 2002. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $29.7 million at December 31, 2002, compared to $30.5 million at December 31, 2001 and $43.8 million at December 31, 2000. The valuation allowance for letters of credit totaled 1.5% of outstanding letters of credit at December 31, 2002 compared to 2.2% at December 31, 2001. The allowance for loan losses and letters of credit to total loans and letters of credit at December 31, 2002 and 2001 was 1.24% and 2.05%, respectively. Management is not currently aware of any additional letters of credit that are expected to be called or funded. Management considers the allowance for loan losses and valuation allowance for letters of credit adequate to meet losses inherent in the loan and letter of credit portfolios at December 31, 2002.

Commercial loan charge-offs increased $804,000 over 2001 as Fidelity continued to reduce its classified assets, however these were previously established reserves that were set aside for these loans.

Recoveries of $937,000 on multifamily loans were received during 2002 primarily from improvements in partnership cash flows related to refinancing activities.

The provision for loan losses had a credit balance of $360,000 for 2002 compared to expense of $1.3 million in 2001. The credit during 2002 is primarily attributable to the reduction in unallocated reserves previously set aside for consumer loans as a result of completing the consumer loan sales.


Allocation of Allowance for Loan Losses
The allocation for loan losses and the percentage of loans within each category to total loans at December 31, 2002, 2001, 2000 and 1999 and at June 30, 1999 are as follows:

                                                            Allocation of Amount
                          --------------------------------------------------------------------------------------
                            December 31,      December 31,     December 31,      December 31,       June 30,
                                2002              2001             2000              1999             1999
----------------------------------------------------------------------------------------------------------------
                                                              (In Thousands)
Real estate mortgage            $    91          $    80          $     49         $     49         $      51
Home equity                          23               23                53               54                48
Multi-family                        150              258               514              482             2,177
Consumer                            247              505               628              496               182
Commercial                          326            1,272               677              940             1,063
                          --------------------------------------------------------------------------------------

     Total                       $  837           $2,138            $1,921           $2,021            $3,521
                          ======================================================================================

                                            Percentage of Loans to Total Loans
                          --------------------------------------------------------------------------------------
                            December 31,      December 31,     December 31,      December 31,       June 30,
                                2002              2001             2000              1999             1999
----------------------------------------------------------------------------------------------------------------
Real estate mortgage              52.3%            42.4%             45.2%            45.7%             42.0%
Home equity                        6.2              4.3               4.8              5.5               4.2
Multi-family                       4.2              3.6               3.4              5.9              11.5
Consumer                          26.7             42.2              36.6             30.0              24.2
Commercial                        10.6              7.5              10.0             12.9              18.1
                          --------------------------------------------------------------------------------------
     Total                       100.0%           100.0%            100.0%           100.0%            100.0%
                          ======================================================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Association with Affordable Housing
Fidelity previously held a general partnership in seventeen affordable housing real estate development projects located throughout Indiana, Illinois and Kentucky. Management considers the projects and properties to be in good condition. As previously discussed, Fidelity sold its general partnerships investments in these seventeen partnerships but retained limited partnership interests in two of the seventeen sold. The following table summarizes Fidelity's reduction in current and contingent liabilities associated with these projects:

                                                                     Activities associated with Section 42
                                                  Conventional         General
                                                      Bank             Partner    Additional       Equity        Letters of
                                                    Financing           Loans        Notes       Investments        Credit
                                                 -----------------------------------------------------------------------------
Balance at December 31, 1999                          $2,723           $  13          $ 56         $ 702            $ 16,217
  Increases                                               63                           624
  Sale of partnership interest                                                                      (301)
  Paydowns, payoffs, or loss on investment               (29)             (5)                        (75)
  Charge-offs or funding on                                                                                               (4)
    outstanding letters of credit                                         (8)         (680)          (43)               (600)
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2000                           2,757                                         283              15,613
  Disbursements/investments                                                            585
  Paydowns, payoffs, or loss on investment               (14)                                       (105)            (10,081)
  Charge-offs or funding on
    outstanding letters of credit                         (1)                         (585)          (88)             (2,976)
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2001                           2,742                                          90               2,556
 Disbursements/investments                                99                           277
  Sale of partnership interest                                                                        78
  Paydowns, payoffs, or loss on investment              (176)                                        (64)               (315)
  Charge-offs or funding on
    outstanding letters of credit                        (99)                         (277)          (37)                (35)
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2002                          $2,566           $   0         $   0         $  67             $ 2,206
                                                 =============================================================================

                                                  Specific reserves included in allowance for
                                                                  loan losses
                                                 ----------------------------------------------
                                                                                                    Specific        Valuation
                                                   Conventional      General       Allowance        Reserves        Allowance
                                                  Bank Financing     Partner      Additional       for equity      for Letters
                                                                      Loans          Notes        Investments       of Credit
                                                 -------------------------------------------------------------------------------
Balance at December 31, 1999                            $330                        $    4         $  18            $ 4,924
  Provision-year ended December 31, 2000                 106                             2                              430
  Funding on outstanding letter of credit                                                                              (600)
  Reclassification                                      (188)          $   8           674            25
  Charge-offs                                                             (8)         (680)          (43)
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2000                             248                                                          4,754
  Provision-year ended December 31, 2001                 216                           585                           (1,493)
  Funding on outstanding letter of credit                                                                            (2,976)
  Reclassification                                      (219)
  Charge-offs                                                                         (585)
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2001                             245                                                            285
  Provision-year ended December 31, 2002                   9                           277                              (61)
  Charge-offs                                           (126)                         (277)                            (224)
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2002                         $   128          $    0        $    0       $     0              $   0
                                                 ===============================================================================

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

At December 31, 2002, the investment portfolio represented 26.4% of Fidelity's assets, compared to 11.3% at December 31, 2001, and is managed in a manner designed to meet the Board's investment policy objectives. During 2002, due to continued reductions in the loan portfolio, excess liquidity was reinvested in lower risk investment securities. The primary objectives, in order of priority, are to further the safety and soundness of Fidelity, to provide for the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of Fidelity's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At December 31, 2002, the entire investment portfolio was classified as available for sale. The net unrealized gain at December 31, 2002, which is included as a component of stockholders' equity, was $379,000 and was comprised of gross unrealized gains of $621,000 and gross unrealized losses of $2,000 and tax expense of $240,000. The change in the unrealized loss from December 31, 2001, was caused primarily by market interest rate changes during the period. Although the entire portfolio is classified as available for sale, management has not identified specific investments for sale in future periods.

The following table sets forth the components of United's available-for-sale investment portfolio as of December 31, 2002, 2001, and 2000:

                                                                      December 31,   December 31,  December 31,
                                                                             2002         2001           2000
-----------------------------------------------------------------------------------------------------------------
                                                                               (dollars in thousands)
   Federal Home Loan Mortgage Corporation
      mortgage-backed securities                                           $ 17,148       $   443      $     805
   Federal National Mortgage Association mortgage-backed securities           3,382           625          1,095
   Government National Mortgage Association
      mortgage-backed securities                                             14,382        17,006         19,101

                                                                      -------------------------------------------

       Total securities available for sale                                  $34,912       $18,074        $21,001
                                                                      ===========================================

In 2002, United's investment securities portfolio increased by $16.8 million to $34.9 million compared to $18.1 million at December 31, 2001. The increase is the result of United investing its excess cash received throughout 2002 from mortgage loan payoffs and consumer loan sales. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase.

The following table sets forth the contractual maturities of investment and mortgage-backed securities as of December 31, 2002, and the weighted average yields of such securities. The contractual maturities of mortgage-backed securities are not typically indicative of the actual holding period for such investments, as pre-payments on the underlying mortgage loans will reduce the average life of the investment, based on prevailing market interest rates.

                           -----------------------------------------------------------------------------------------------
                                               After One But      After Five But
                            Within One Year  Within Five Years   Within Ten Years    Over Ten Years         Total
--------------------------------------------------------------------------------------------------------------------------
                             Amount   Yield   Amount    Yield    Amount     Yield    Amount   Yield    Amount    Yield
--------------------------------------------------------------------------------------------------------------------------
Federal Home Loan Mortgage
   Corporation             $     1     7.24%  $1,784     5.50%                      $ 1,597     5.08%  $ 3,382     5.31%
Federal National Mortgage
   Association                                                   $4,134      5.50%   13,013     5.51    17,147     5.50
Government         National
   Mortgage                                                       2,289      6.71    12,094     6.19    14,383     6.27
   Association
                           -----------      -----------        ------------        -----------       -----------

     Total                 $     1     7.24%  $1,784     5.50%   $6,423      5.93%  $26,704     5.78%  $34,912     5.80%
                           ===========      ===========        ============        ===========       ===========

     Percent of total           0.00%           5.11%              18.40%             76.49%           100.00%
                           ===========      ===========        ============        ===========       ===========

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

Average deposits decreased by $6.8 million for the year ended December 31, 2002. Average retail and agent acquired certificates of deposit and money market accounts, decreased $5.2 million, $1.9 million and $4.1 million, respectfully, but were partially offset by increases in demand deposits, and NOW accounts of $2.3 million, and $1.7 million, respectively. The average rate on deposits increased 0.01% during 2001 to 5.16%, compared to a 1.48% decrease in average rate on deposits in 2002. United began experiencing significant repricing opportunities in its certificate of deposit portfolio during the last half of 2001 and continued to see impact from the lower interest rate environment in 2002. The current interest rate environment and local market conditions presented significant repricing opportunities during 2002, resulting in an overall average yield of 3.68% on the deposit portfolio compared to 5.16% in 2001.

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the years ended December 31, 2002, 2001 and 2000.

                                            December 31,            December 31,              December 31,
                                                2002                    2001                      2000
                                        -------------------------------------------------------------------------
Average Deposits                          Amount       Rate      Amount         Rate      Amount          Rate
-----------------------------------------------------------------------------------------------------------------
                                                                    (In Thousands)
Demand                                    $   4,964               $   2,654               $   6,179
NOW accounts                                 12,720       .90%       11,009      1.78%       14,915       3.07%
Money market accounts                         9,664      1.42        13,808      3.59         2,919       4.62
Savings accounts                              4,958       .75         4,497      1.60         4,689       2.09
Certificates of deposit                      86,531      4.71        91,706      6.10        87,027       5.97
Agent-acquired certificates of deposit          248      6.05         2,179      6.06         9,241       6.00
                                        -------------           -------------           --------------

         Totals                            $119,085      3.68%     $125,853      5.16%     $124,970       5.15%
                                        =============           =============           ==============

The following table summarizes certificates of deposit in amounts of $100,000 or more by maturity as of the following dates:

                                December 31,    December 31,    December 31,
                                    2002            2001            2000
-----------------------------------------------------------------------------
                                               (In Thousands)
Three months or less               $  5,486         $  3,661       $  1,692
Three to six months                   4,591            3,877          1,359
Six to twelve months                  1,139            1,067          5,093
Over twelve months                    3,955            5,773          4,882
                              -----------------------------------------------

         Totals                     $15,171          $14,378        $13,026
                              ===============================================

Borrowings
Fidelity's long-term debt decreased $11.1 million for the year ended December 31, 2002, primarily due to a $9.3 million reduction in higher interest bearing FHLB advances when compared to 2001. An additional $500,000 in early extinguishment of debt was completed in addition to paying off a line of credit that totaled $725,000 at December 31, 2001. Alternative funding sources for United are provided by loan sales, loan payoffs, Federal Home Loan Bank advances as well as through retail deposits. The long-term debt footnote, in the audited financial statements, provides additional information on Fidelity's borrowings.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Capital Resources
Fidelity's stockholders' equity decreased $2.3 million to $9.6 million at December 31, 2002, compared to $11.9 million at December 31, 2001. The change in stockholders' equity was accounted for by the net loss of $4.4 million, an increase in the net unrealized gain on securities available for sale of $417,000, and $1.4 million from completed stock offerings during 2002. In addition, a $1.0 million notes offering with attached warrants totaling 500,000 was completed in 2002, thus raising an additional $250,000. A total of 753,874 shares at an average price $1.88, net of expenses, were issued upon the completion of the rights offerings and exercise of stock options in 2002.

Total capital, as defined for regulatory purpose, for United consists of Tier I capital plus the allowance for loan losses. Minimum capital levels are 4% for the leverage ratio, which is, defined as Tier I capital as a percentage of total assets less goodwill and other identifiable intangible assets; 4% for Tier I to risk-weighted assets; and 8% for total capital to risk-weighted assets. United's capital ratios exceed each of these levels. The leverage ratio was 8.5% for the year ended December 31, 2002 and 2001, tier I capital to risk-weighted assets was 10.0% and 10.7% and total risk-based capital to risk-weighted assets was 12.5% and 14.4% at December 31, 2002 and December 31, 2001 respectively. Book value per share, decreased to $1.42 at December 31, 2002, compared to $1.99 at December 31, 2001 due to the changes noted above in stockholder's equity.

The capital rating assigned to an entity can also be affected by qualitative judgements made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios. At December 31, 2002 and 2001, the Bank is categorized as well capitalized and met all capital adequacy requirements. However, United continues to evaluate and pursue opportunities to improve its capital ratios. There are no specific targets for capital levels included or agreed to within the Supervisory Agreement between United and the OTS, only a requirement that United include capital targets within a strategic plan. The strategic plan established capital targets of 7.5% for tangible, leverage and core capital and 12.5% for risk-based capital, which United met or exceeded at December 31, 2002.

Liquidity
Fidelity's principal source of income and funds is dividends from United. Fidelity is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, United is restricted from paying any dividends to Fidelity without prior approval of the OTS under the terms of the Supervisory Agreement.

The Stock Purchase Agreement approved by Fidelity's shareholders in May 2000 indicates that, for three years following the approval of the stock purchase agreement, Pedcor is entitled to purchase additional shares from Fidelity in an aggregate amount up to $5.0 million. Approximately $4.4 million remains available under the option to Pedcor thru May 2003. Fidelity obtained a $1.5 million line of credit in the first quarter of 2001 and can draw on this line until its expiration in September 2003. At December 31, 2002, no amount was outstanding on the line of credit. Fidelity's liquidity position may be further improved by the potential issuance of additional stock to Pedcor, additional debt or equity financing, or dividends from United (with OTS approval), to the holding company. Fidelity raised additional capital of approximately $1.4 million in 2002 by issuing stock in connection with completing a successful stock offering and exercise of stock options. Fidelity also completed a note offering to issue $1.5 million in 9% unsecured junior subordinated notes in addition to 500,000 warrants representing the right to purchase 500,000 shares of common stock at $3.00 per share. The offering was completed in the first quarter of 2002. Fidelity believes that the above actions will assist it in meeting its future liquidity needs.

During the second quarter of 2002, United received approval from the OTS permitting repayment of $1.4 million of the $2.9 million subordinated debt owed to Fidelity. The proceeds of the debt are to reduce, by an equal amount, Fidelity's outstanding debt. During the second and third quarter of 2002, United repaid the permitted amount to Fidelity, assisting Fidelity in retiring $1.5 million in debt.

At December 31, 2002, Fidelity has one letter of credit outstanding that backs tax-exempt bond financing for a housing development. The bonds are periodically re-marketed to current or potential bondholders. In November 2002 approximately $1.7 million in bonds were re-marketed successfully. This letter of credit was refinanced on non-recourse basis subsequent to the end of the year.

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

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Supervisory Agreement
Management has expended significant time and effort ensuring that United continues to operate in compliance with the Supervisory Agreement. The agreement as written has been modified by mutual agreement to eliminate or modify certain restrictions. Previously, United was to refrain from commercial lending, but United received OTS approval in the first quarter of 2002 to resume commercial lending on a limited basis in accordance with its business plan. The agreement will likely continue to impact the financial condition and the operating results of United and Fidelity until it is terminated, modified, or suspended. The "Other Restrictions" footnote to the financial statements provides details as to the restrictions included within the Agreement.

Asset/Liability Management
Fidelity is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently than average assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates such as those experienced in 2002, unless offset by other factors.

The OTS utilizes a model, the "Office of Thrift Supervision Net Portfolio Value" ("NPV") model, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this model, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. United is not required to file a CMR since it exceeds the risk-based capital requirement and its assets are less than $300 million, but does so on a voluntary basis. Under the regulation, associations, which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal". The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. During the current historically low interest rate environment a 200 basis point decrease is not meaningful, therefore a 100 basis point decrease is currently used by the OTS.

Presented below, at December 31, 2002 and December 31, 2001, is an analysis performed by the OTS of United's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points. On December 31, 2002, the yield on the three month Treasury bill was 1.19%. As a result, the NPV model did not produce results for the minus 200 or 300 basis points scenarios for the quarter ending December 31, 2002. At December 31, 2002 and December 31, 2001, 2% of the present value of United's assets was approximately $2.5 million and $3.1 million respectively. Because the interest rate risk of a 200 basis point increase in 2002 and 2001 (which was greater than the interest rate risk of a 100 or 200 basis point decrease) was $1.1 million at December 31, 2002 and $2.0 million at December 31, 2001, United would not have been required to make a deduction from its total capital available to calculate its risk based capital requirement. The decrease in interest rate risk from December 31, 2001 to December 31, 2002 is due to interest rate changes and a change in United's balance sheet mix.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


                        Interest Rate Risk as of December 31, 2002

                                                                   NPV as Percent of Present
                             Net Portfolio Value                        Value of Assets
                ------------------------------------------------------------------------------
  Change          Dollar           Dollar          Percentage
 in Rates         Amount           Change            Change       NPV Ratio         Change
----------------------------------------------------------------------------------------------
   + 300 bp         $9,677         $(2,304)           (19)%          7.87%         - 151 bp
   + 200 bp         10,812          (1,169)           (10)           8.66         -   73 bp
   + 100 bp         11,676            (305)            (3)           9.23         -   16 bp
       0 bp         11,981                                           9.38
   - 100 bp         11,969             (12)             0            9.31         -    7 bp


                      Interest Rate Risk as of December 31, 2001

                                                                    NPV as Percent of Present
                             Net Portfolio Value                         Value of Assets
                ------------------------------------------------------------------------------
  Change          Dollar           Dollar          Percentage
 in Rates         Amount           Change            Change       NPV Ratio         Change
----------------------------------------------------------------------------------------------

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

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Results of Operations

General
Fidelity recorded a net loss of $4.4 million for the year ended December 31, 2002, an increase in net loss of $4.6 million over the previous year. Net interest income increased slightly and provision for loan losses decreased while being offset by lower noninterest income and an increase in noninterest expense and taxes from primarily non recurring items. Nonrecurring losses were incurred from the sale of two subsidiaries due to differences in the book and tax basis of the stock of the subsidiaries that were sold, impairment charges and changes in useful lives of Fidelity's intangible assets, in addition to valuation allowances established in connection with the securitization retained interest due to a change in prepayment speeds, a valuation allowance was established against the deferred tax asset and a valuation allowance was established for other real estate owned property.

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

The net interest margin is determined by dividing net interest income by average interest earning assets. The net interest spread is the difference between the average yield earned on interest earning assets and the average rate paid on interest-bearing liabilities.

The following table details average balances, interest income/expense and average rates/yield for Fidelity's earning assets and interest bearing liabilities for the years ended December 31, 2002, 2001 and 2000.

                    Fidelity Federal Bancorp and Subsidiaries

                                                 Average Balance Sheet and Net Interest Analysis
                                             (Dollars In Thousands on Fully Taxable Equivalent Basis)
                                    December 2002                   December 2001                   December 2000
----------------------------------------------------------------------------------------------------------------------------
                             Average              Average    Average              Average    Average             Average
Year Ended:                 Balances   Interest    Rates    Balances   Interest    Rates    Balances   Interest    Rates
----------------------------------------------------------------------------------------------------------------------------
Assets
   Federal  funds  sold and
     other short-term
     investments              $6,371     $  114     1.79%    $12,173    $   481     3.95%    $13,909     $  873      6.28%
   Investment securities
     available for
     sale-taxable             32,191      1,427     4.43      18,977      1,220     6.43      22,658      1,518      6.70
   Loans held for sale         2,016        137     6.80
   Federal Home Loan Bank
     Stock                     2,634        160     6.07       2,620        195     7.44       3,326        273      8.21
   Loans (1) (2)
     Commercial loans          2,223        133     5.98       2,076        166     8.00       3,273        341     10.42
     Multi-family loans        8,733        799     9.15      11,097        972     8.76      13,435      1,399     10.41
     Home equity loans         4,563        245     5.37       4,879        381     7.81       4,635        465     10.03
     Real estate mortgages    40,700      2,852     7.01      47,619      3,716     7.80      50,196      3,926      7.82
     Consumer loans           38,602      3,167     8.20      45,901      4,324     9.42      35,060      3,305      9.43
                           ----------------------          ----------------------          -----------------------
       Total loans            94,821      7,196     7.59     111,572      9,559     8.57     106,599      9,436      8.85
                           ----------------------          ----------------------          -----------------------
       Total earning assets  138,033      9,034     6.54     145,342     11,455     7.88     146,492     12,100      8.26
                                        -------                         -------                         -------
   Allowance for loan losses  (1,135)                         (1,702)                         (1,989)
   Cash and due from banks     2,435                           3,794                           2,893
   Premises and equipment      5,810                           5,903                           5,145
   Other assets               14,482                          12,255                          11,384
                           ----------                      ----------                      ----------
       Total assets         $159,625                        $165,592                        $163,925
                           ==========                      ==========                      ==========

Liabilities
   Interest-bearing
     deposits
     Interest-bearing
       checking              $12,720    $   115     0.90   $   11,009  $    196     1.78%   $ 14,915   $    458      3.07%
     Money market accounts     9,664        137     1.42      13,808        496     3.59       2,919        135      4.62
     Savings accounts          4,958         37      .75       4,497         72     1.60       4,689         98      2.09
     Certificates of deposit  86,779      4,096     4.72      93,885      5,730     6.10      96,268      5,751      5.97
                           ----------------------          ----------------------          -----------------------
       Total interest-bearing
          deposits           114,121      4,385     3.84     123,199      6,494     5.27     118,791      6,442      5.42

   Federal funds purchased       156          3     1.92          32
   Other borrowings           11,842      1,096     9.26      13,493      1,335     9.89      14,396      1,376      9.55
   Federal Home Loan Bank
       advances               13,561        538    3.97       10,926        672     6.15       9,488        639      6.73
                           ----------------------          ----------------------          -----------------------
       Total
           interest-bearing
           liabilities       139,680      6,022     4.31     147,650      8,501     5.76     142,675      8,457      5.93
                                        -------                         -------                         -------
   Non-interest bearing
     demand deposits           4,964                           2,654                           6,179
   Advances  by   borrowers
     for taxes and insurance     309                             369                             421
   Other liabilities           2,736                           4,631                           7,486
                           ----------                      ----------                      ----------
     Total liabilities       147,689                         155,304                         156,761

Stockholders' Equity          11,936                          10,288                           7,164
                           ----------                      ----------                      ----------

   Total liabilities and
      stockholders' equity  $159,625                        $165,592                        $163,925
                           ==========                      ==========                      ==========
   Recap: (3)
       Interest income                    9,034     6.54%                11,455     7.88%                12,100      8.26%
       Interest expense                   6,022     4.36                  8,501     5.85                  8,457      5.77
                                      --------------------             -------------------             --------------------
       Net interest
          Income/margin                  $3,012     2.18%                $2,954     2.03%                $3,643      2.49%
                                      ====================             ===================             ====================
Interest rate spread                                2.23%                           2.12%                            2.33%
Average interest-bearing
   assets to average
   interest-bearing
    liabilities                                    98.82%                          98.44%                          102.68%

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

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Net interest income increased $58,000 for the year ended December 31, 2002 compared to the same period last year. The net interest margin increased to 2.18% at December 31, 2002 from 2.03% at December 31, 2001. United reduced its liquid assets during 2002 and invested the excess funds in investments, consumer loans and the resumption of its commercial lending activity in early 2002.

Average mortgage loans decreased $6.9 million from the prior year, primarily due to refinancing activity in the portfolio, resulting in a $864,000 decrease in mortgage loan interest income. Average commercial and multifamily loans decreased $2.2 million, resulting in a $206,000 decrease in interest income. Total average loans decreased $16.8 million resulting in a decrease of $1.4 million in interest income. The overall decline in interest rates for total loans accounted for an additional $928,000 decrease in interest income.

The increase in Fidelity's average investment portfolio of $13.2 million contributed an additional $850,000 in interest income, but was offset partially by a $643,000 decrease due to lower rates and increased prepayment speeds on the investment portfolio over the prior year. Due to the historical low interest rate environment and increased prepayment speeds, United reduced the premium associated with the mortgage-backed securities by approximately $303,000 to reflect the projected remaining life of the instruments based on current prepayment speeds.

Interest expense decreased $2.5 million at December 31, 2002 when compared to December 31, 2001. Average interest-bearing liabilities decreased $8.0 million from December 31, 2001 to $139.7 million at December 31, 2002. This decrease accounted for $547,000 of the $2.5 million decrease in interest expense. The remaining $1.9 million was rate-associated, with $1.2 million of the decrease due to declines in certificates of deposits rates. The average rate on interest-bearing deposits decreased to 3.84% from 5.27% in 2001, primarily due to the continued reduction in market interest rates in 2002 and repricing opportunities with higher fixed rate certificates maturing in 2002. Fidelity is anticipating continued repricing opportunities through the first half of 2003.

Net interest income decreased $689,000 for the year ended December 31, 2001 compared to December 31, 2000. The net interest margin decreased to 2.03% at December 31, 2001 from to 2.49% at December 31, 2000. The net interest margin was negatively impacted by the 11 reductions in the federal funds rate during 2001 by the Federal Reserve Board, which resulted in assets adjusting to lower rates more quickly than the liabilities used to fund those assets. Additionally, a $3.1 million non-residential real estate loan was placed in non accrual status during the third quarter of 2001. The impact of the rate cuts was magnified by Fidelity's significant holdings of short-term investments which repriced immediately, compared to the interest bearing liabilities used to fund those assets. The approximate negative impact of holding these short-term investments was $230,000. The primary reason for holding these short-term investments as compared to maintaining a more normal level of liquidity, was to provide additional liquidity in consideration of past asset quality concerns in Fidelity's loan and letter of credit portfolios. Rates on interest-bearing liabilities began to decline in the second half of 2001 as maturities and repricing of higher rate deposits began to occur.

Average commercial and multifamily loans decreased by $3.5 million, resulting in a $602,000 decrease in interest income. The decreases in commercial and multifamily loans have been the result of continued workout activities and payoffs. Average mortgage loans decreased $2.6 million, primarily due to the increase in refinancing activity, resulting in a $202,000 decrease in interest income. These decreases were offset by a $10.8 million increase in average consumer loans, resulting in an increase of consumer loan interest income of $1.0 million.

Average interest-bearing liabilities increased $5.0 million from December 31, 2000 to $147.7 million at December 31, 2001. Of this increase, average interest-bearing deposits increased $4.4 million due to United's increase in money market deposits. The increase in interest-bearing deposits resulted in a slight increase in deposit interest expense of $52,000. The average rate on interest bearing deposits decreased to 5.27% for 2001 from 5.42% for 2000 primarily due to the maturity of higher costing liabilities during the last half of the year.

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

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

                                                       December 31, 2002                      December 31, 2001
                                                 Compared to December 31, 2001          Compared to December 31, 2000
                                                  Increase (Decrease) Due To              Increase (Decrease) Due To
                                           ----------------------------------------------------------------------------
                                                Volume         Rate        Total       Volume       Rate        Total
-----------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars In Thousands)
Interest income on average earning assets:
   Loans                                       $(1,435)       $(928)     $(2,363)        $440      $(317)        $123
   Investment securities                           850         (643)         207         (247)       (51)        (298)
   Loans held for sale                                          137          137
   Federal Home Loan Bank stock                      1          (36)         (35)         (58)       (20)         (78)
   Federal funds sold and other short-term
     investments                                  (229)        (138)        (367)        (109)      (283)        (392)
                                            ---------------------------------------------------------------------------
       Total interest income                      (813)      (1,608)      (2,421)          26       (671)        (645)
                                            ---------------------------------------------------------------------------

Interest expense on average interest- bearing liabilities:
   Interest bearing accounts                        30         (111)         (81)        (120)      (142)        (262)
   Money market deposit accounts                  (149)        (210)        (359)         504       (143)         361
   Savings accounts                                  7          (42)         (35)          (4)       (22)         (26)
   Certificates of deposit                        (434)      (1,200)      (1,634)        (142)       120          (22)
   Other borrowings                               (163)         (73)        (236)         (86)        46          (40)
   Federal Home Loan Bank advances                 162         (296)        (134)          97        (64)          33
                                            ---------------------------------------------------------------------------
       Total interest expense                     (547)      (1,932)      (2,479)         249       (205)          44
                                            ---------------------------------------------------------------------------

Changes in net interest income                   $(266)        $324     $     58        $(223)     $(466)       $(689)
                                            ===========================================================================

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

The provision for loan losses for the year ended December 31, 2002 was a credit of $360,000 compared to $1.3 million for the year ended December 2001, a decrease of $1.7 million. During 2001, Fidelity increased its allowance for loan losses by $1.3 million and reduced its letters of credit valuation reserve by $1.5 million due to refinancing activities related to letters of credit outstanding completed during 2001. During the first two quarters of 2001, seven entities in which Fidelity or United had outstanding classified, or impaired letters of credit, obtained non-recourse financing outside of Fidelity or United. Fidelity provided $3.0 million in previously reserved funds in order to complete the refinancing transactions. During 2002, three such partnerships obtained alternate financing in which Fidelity provided $239,000 in previously reserved funds in order to complete the refinancing transaction. As a result, total classified assets and letters of credit were reduced from $20.5 million at December 31, 2000 to $6.0 million at December 31, 2002.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


The ratio of allowance for loan losses to non-performing loans was 91.5% at December 31, 2002 compared to 55.9% at December 31, 2001. The primary reason for the increase in the ratio of allowance for loan losses to non-performing loans was the reclassification of one $3.1 million commercial real estate credit that was written down to $1.9 million and transferred to other real estate owned in the first quarter of 2002. An additional $100,000 valuation allowance was established on the remaining $1.9 million property during 2002.

During 2002, Fidelity completed a securitization of automobile loans in addition to a loan sale which created $411,000 in excess unallocated consumer loan reserves. These excess reserves were removed from the allowance for loan losses.

Non-Interest Income
Non-interest income for the year ended December 31, 2002 decreased by $426,000 or 10.8% compared to December 31, 2001. Non-interest income for the year ended December 31, 2001 increased by $2.1 million or 116.6% compared to December 31, 2000.

Service charges on deposit accounts increased $75,000 for the year ended December 31, 2002 compared to the prior year due to higher activity fees and new fee sources combined with improved monitoring of fee waivers. Net gains on the sale of loans decreased $768,000 from the prior year due primarily to a decrease in volume of automobile loans sold.

Servicing fees on mortgage and consumer loans sold increased $36,000 over 2001 due to the continued growth in mortgage loans sold to the secondary market with servicing retained by United, in addition to servicing fees on consumer loans sold. Included in the net gains on loan sales are the results of a sale of two notes and a position in an interest rate swap to a related party totaling $285,000. See "Related Party" footnote for additional details. During 2002, Fidelity liquidated a $500,000 senior note for $360,000 and recorded a gain of $140,000. During 2002, Fidelity liquidated a $1.0 million senior note for $675,000 and recorded a gain of $325,000. A $574,000 gain on the sale of assets was recognized in the fourth quarter of 2002 in connection with the sale of two subsidiaries and certain other affordable housing assets to a related party, see "Related Party" footnote. Other income decreased $226,000 from the prior year primarily due to the increased loan servicing rights amortization as a result of mortgage loan payoffs due to the increase in the refinancing of fixed-rate mortgage loans.

Non-Interest Expense
Non-interest expense increased $4.2 million or 74.2% for the year ended December 31, 2002, compared to December 31, 2001.

Salaries and employee benefits increased $358,000 over the year ended December 31, 2001, due to growth in United's consumer lending activity, the opening of a new branch late in the first quarter of 2001 and the addition of commercial lending staff due to the resumption of commercial lending. Additionally, Fidelity funded its defined benefit pension plan by $100,000.

During 2001, the valuation allowance for letters of credit was reduced by $1.45 million to reflect a reduction in loss exposure achieved as a result of the previously discussed refinancing activities completed during 2001, resulting in a reduction of other expense compared to no reductions in 2002.

Fidelity records its percentage share of losses for its investments in various affordable housing partnerships under the equity method of accounting. These losses were $160,000, $304,000 and $352,000 for 2002, 2001 and 2000,
respectively. During the fourth quarter of 2002, Fidelity completed the sale of a subsidiary that held a general partnership interest in seventeen affordable housing projects. See "Related Party" footnote for additional details.

Legal and professional fees increased $55,000 over last year due to expenses related to workout activities with respect to various classified assets and expenses associated with the sale of certain real estate assets. (See Related Party Footnote) Promotional expenses increased $35,000 over 2001 due to an increase in the indirect automobile activity compared to prior year. Federal deposit insurance expense decreased $191,000 in 2002, compared to 2001. Expenses of $247,000 have been incurred in connection with the foreclosure of a $3.1 million non accrual, commercial real estate loan which is included in other real estate owned at a basis of $1.8 million. Other expense increased $239,000 over 2001 due primarily to increased consumer loan volume.

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Non-recurring expenses were incurred during 2002 for various reasons, the following non-recurring items are included in non-interest expense: Changes in the estimated useful lives of intangible assets created additional expense of $864,000 and are discussed in the "Related Party" footnote. Prepayment fees on FHLB advances of $504,000 were recognized in 2002 compared to none in 2001. United repaid long-term FHLB advances that had substantially higher interest rates than the current market. The completion of the securitization transaction created liquidity which was used to payoff these higher interest bearing liabilities. It is expected that these higher cost borrowings will be replaced with deposits and borrowings at a much lower rate. This is expected to result in a much lower overall cost of funds for the Company in the future.

During 2002, United completed a securitization transaction and recognized a $976,000 loss. The loss was a result of lower than expected interest rates which resulted in United securitizing loans at lower interest rates than originally estimated, plus experiencing faster than expected prepayment speeds on the seasoned portion of the securitized loans. These losses were partially offset by a reversal of $360,000 in consumer loan loss provision.

Income Tax Expense (Benefit)

Fidelity reported a pretax loss of $3.0 million compared to the prior year pretax loss of $160,000. An income tax benefit of approximately $1.2 million was recorded on this pretax loss but reduced by additional tax expense, which reduced the benefit to $641,000. The additional tax expense was primarily the result of the capital gain for tax purposes on the sale of Fidelity's subsidiaries and the additional $500,000 tax valuation allowance established in connection with Fidelity's deferred tax asset. Included in the tax benefit are tax credits of $185,000 compared to $319,000 in the prior year. The decrease in tax credits is the result of a $222,000 valuation established for potential tax credit recapture on two limited partnerships. These credits were received from Fidelity's investment in affordable housing properties and are a component of the overall return on these investments.

Consideration of the need for a valuation allowance for the deferred tax asset was made at December 31, 2002 after projecting the reversal of the deferred items. These analyses were based on projected operating income in future years, action plans developed and partially implemented included in Fidelity's business plan and cost reductions. These analyses showed that not all carryforwards would be utilized within the carryforward periods (federal and state) and a valuation allowance would be necessary. The analyses assume that Fidelity will execute approximately 50% of the initiatives included within its current business plan and then achieve 10% growth in annual earnings thereafter. The conservative level of earnings contemplated by these analyses, if achieved, will constitute for the majority of the carryforward periods, earnings levels that are below other thrift holding companies included within Fidelity's peer group. Due to capital gains generated as a result of the sale of two Company subsidiaries, and a level of projected profitability for 2002 being less than originally anticipated, Fidelity established a valuation allowance of $500,000 until such time that Fidelity meets its future period profitability forecasts. Fidelity has set forth reasonable plans indicating that future period profitability will increase and be more in line with its original strategic plan, the ultimate outcome of this uncertainty on net income or earnings per share, if any, is unknown.

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

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Loss on Discontinued Operations
During the fourth quarter of 2002, Fidelity completed the sale to Pedcor Funding Corporation ("Pedcor") of the assets connected to their affordable housing activities began in the mid-1990's. The assets consisted of the stock of Village Housing Corporation (a wholly-owned subsidiary of United Fidelity Bank), the stock of Village Affordable Housing Corporation (a wholly-owned subsidiary of Fidelity Federal), an interest rate swap, and notes from affordable housing limited partnerships in which Village Housing Corporation is the general partner.

The Company determined to pursue the sale of these assets in order to further focus on its community banking activities. It also determined that the elimination of the contingent liabilities associated with the ownership of the affordable housing general partnerships interests would improve its overall risk profile.

The purchaser, Pedcor Funding Corporation ("Pedcor"), is a company controlled by Bruce A. Cordingley, Gerald K. Pedigo, and Phillip J. Stoffregen, directors of Fidelity Federal and members of a group which beneficially owns, including stock options and warrants, approximately 69.9% of Fidelity Federal's issued and outstanding stock. Because of the relationship between Pedcor and Fidelity Federal, Messrs. Cordingley, Pedigo, and Stoffregen did not participate in either the discussion or the vote by the boards of directors of Fidelity Federal and United Fidelity Bank regarding the sale. The sale was unanimously approved by all other members of the respective Boards of Directors of Fidelity Federal and United Fidelity Bank and was completed following receipt of all necessary regulatory approvals and a fairness opinion. The fairness opinion was rendered by Crowe Chizek & Co., an independent, non-affiliated entity which has never performed services for Messrs. Cordingley, Pedigo, or Stoffregen or any entity they control (other than Fidelity Federal or United Fidelity Bank), and has not performed services within the last five years for Fidelity Federal or United Fidelity Bank.

The sale price for the all-cash transaction was approximately $1.7 million, thus the sale provided the Company with additional liquidity. Because a portion of the assets sold had been previously written off for regulatory capital purposes, the sale resulted in an increase in the regulatory capital of United Fidelity Bank. Additional regulatory capital provides the Bank future capacity to increase earning assets, which could then increase net interest income.

Net loss on operations from these subsidiaries totaled $2.0 million of which $1.5 million was associated with the completion of the sale and $451,000 associated with the income tax expense impact. Net income or loss from prior years were immaterial and not included as a separate component. See the "Discontinued Operations" footnote for additional details.

                    Fidelity Federal Bancorp and Subsidiaries

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Quarterly Results of Operations

                                             March 31        June 30       September 30      December 31        Total
----------------------------------------------------------------------------------------------------------------------------
                                                                            (In Thousands)
December 31, 2002
   Interest income                               $2,573       $2,510            $2,426           $1,525           $9,034
   Interest expense                               1,602        1,630             1,509            1,281            6,022
                                          ----------------------------------------------------------------------------------
     Net interest income                            971          880               917              244            3,012
   Provision for loan losses                                                      (400)              40             (360)
   Non-interest income                              930          820               580            1,177            3,507
   Non-interest expense                           1,886        1,754             3,351            2,936            9,927
                                          ----------------------------------------------------------------------------------
   Income (loss) before income tax                   15          (54)           (1,454)          (1,555)          (3,048)
   Income tax expense (benefit)                     (71)         (98)              562           (1,034)            (641)
                                          ----------------------------------------------------------------------------------

   Income (loss) from continuing
     operations                                      86           44            (2,016)            (521)          (2,407)
                                          ----------------------------------------------------------------------------------

   Loss on discontinued operations before tax                                     (762)            (775)          (1,537)
   Income tax expense                                                             (229)             680              451
                                          ----------------------------------------------------------------------------------
   Loss on discontinued operations                                                (533)          (1,455)          (1,988)
                                          ----------------------------------------------------------------------------------
   Net income (loss)                            $    86      $    44           $(2,549)         $(1,976)         $(4,395)
                                          ==================================================================================

   Net income (loss) per share

     Diluted net income (loss) from
         continuing operations                  $  0.01      $  0.01         $   (.33)        $   (.08)        $   (.39)
     Diluted net income (loss) from
         discontinued operations                                                 (.09)            (.22)            (.32)
     Diluted net income (loss)                      .01          .01             (.41)            (.30)            (.71)
     Basic net income (loss) from
       continuing operations                        .01          .01             (.33)            (.08)            (.39)
     Basic net income (loss) from
         discontinued operations                                                 (.09)            (.22)            (.32)
     Basic net income (loss)                        .01          .01             (.41)            (.30)            (.71)
     Cash dividends*

December 31, 2001
   Interest income                               $3,033       $2,995            $2,779           $2,648          $11,455
   Interest expense                               2,282        2,297             2,106            1,816            8,501
                                          ----------------------------------------------------------------------------------
     Net interest income                            751          698               673              832            2,954
   Provision for loan losses                        284           63               800              202            1,349
   Non-interest income                              677          934             1,239            1,083            3,933
   Non-interest expense                           1,246        1,634             1,106            1,712            5,698
                                          ----------------------------------------------------------------------------------
   Loss before income tax                          (102)         (65)                6                1             (160)
   Income tax benefit                              (126)        (108)              (74)             (76)            (384)
                                          ----------------------------------------------------------------------------------
   Net income                                  $     24     $     43          $     80          $    77          $   224
                                          ==================================================================================

   Net income per share
     Diluted net income                        $    .01     $    .01          $    .01         $    .01          $   .04
     Basic net income                               .01          .01               .01              .01              .04
     Cash dividends*

*No cash dividends were paid for the years ended December 31, 2002 and 2001.

[LETTERHEAD OF BKD, LLP]



                                  Independent Auditor's Report



                  Stockholders and Board of Directors
                  Fidelity Federal Bancorp
                  Evansville, Indiana


                  We have audited the accompanying consolidated balance sheets of Fidelity Federal Bancorp and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

                  BKD, LLP

                  Evansville, Indiana
                  February 7, 2003

                  FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

December 31                                                                          2002             2001
------------------------------------------------------------------------------------------------------------------
Assets
   Cash and due from banks                                                         $    1,454        $    1,711
   Interest-bearing demand deposits                                                     2,369            14,605
                                                                                 ---------------------------------
       Cash and cash equivalents                                                        3,823            16,316
   Investment securities available for sale                                            34,912            18,074
   Loans, net of allowance for loan losses of $837 and $2,138                          73,087           104,432
   Premises and equipment                                                               4,935             6,009
   Federal Home Loan Bank of Indianapolis stock                                         2,674             2,620
   Deferred income tax receivable                                                       5,615             7,214
   Foreclosed assets held for sale, net of allowance of $100 and $0                     2,145                50
   Interest receivable and other assets                                                 5,099             4,944
                                                                                 ---------------------------------

       Total assets                                                                  $132,290          $159,659
                                                                                 =================================

Liabilities
   Deposits
     Non-interest bearing                                                          $    3,209        $    5,008
     Interest bearing                                                                 103,582           115,147
                                                                                 ---------------------------------
       Total deposits                                                                 106,791           120,155
   Long-term debt                                                                      13,586            24,650
   Valuation allowance for letters of credit                                              445               665
   Other liabilities                                                                    1,880             2,294
                                                                                 ---------------------------------
       Total liabilities                                                              122,702           147,764
                                                                                 ---------------------------------

Stockholders' Equity
   Preferred stock, no par or stated value
     Authorized and unissued--5,000,000 shares
   Common stock, $1 stated value
     Authorized--15,000,000 shares
     Issued and outstanding-- 6,740,883 and 5,987,009 shares                            6,741             5,987
   Additional paid-in capital                                                          15,359            14,692
   Stock warrants                                                                         261                11
   Accumulated deficit                                                                (13,152)           (8,757)
   Accumulated other comprehensive income (loss)                                          379               (38)
                                                                                 ---------------------------------
       Total stockholders' equity                                                       9,588            11,895
                                                                                 ---------------------------------

       Total liabilities and stockholders' equity                                    $132,290          $159,659
                                                                                 =================================

See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)

Year Ended December 31                                       2002               2001             2000
-------------------------------------------------------------------------------------------------------------
Interest Income
   Loans receivable                                             $7,196             $9,559            $9,436
   Loans held for sale                                             137
   Investment securities--taxable                                1,427              1,220             1,518
   Deposits with financial institutions                            114                481               873
   Other dividend income                                           160                195               273
                                                          ---------------------------------------------------
         Total interest income                                   9,034             11,455            12,100
                                                          ---------------------------------------------------

Interest Expense
   Deposits                                                      4,385              6,494             6,442
   Short-term borrowings                                            64
   Long-term debt                                                1,573              2,007             2,015
                                                          ---------------------------------------------------
         Total interest expense                                  6,022              8,501             8,457
                                                          ---------------------------------------------------

Net Interest Income                                              3,012              2,954             3,643
   Provision for loan losses                                      (360)             1,349               670
                                                          ---------------------------------------------------

Net Interest Income After Provision for
   Loan Losses                                                   3,372              1,605             2,973
                                                          ---------------------------------------------------

Other Income
   Service charges on deposit accounts                             439                364               311
   Net gains on loan sales                                       1,283              2,051               294
   Net gains on sales of securities available for sale              73
   Letter of credit fees                                           501                506               530
   Servicing fees on loans sold                                    161                125               109
   Gain on sale of assets                                          574
   Gain on early extinguishment of debt                            140                325
   Other income                                                    336                562               572
                                                          ---------------------------------------------------
         Total non-interest income                               3,507              3,933             1,816
                                                          ---------------------------------------------------

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)
                                   (Continued)

Year Ended December 31                                          2002               2001             2000
----------------------------------------------------------------------------------------------------------------
Other Expenses
   Salaries and employee benefits                                  $3,616             $3,258           $3,370
   Net occupancy expenses                                             371                368              364
   Equipment expenses                                                 350                282              250
   Data processing fees                                               337                348              339
   Deposit insurance expense                                           57                248              243
   Legal and professional fees                                        298                243              544
   Advertising                                                        142                144              131
   Promotional expense                                                218                183               67
   Printing, postage, and office supplies expenses                    229                237              176
   Professional liability insurance expense                           176                211               85
   Fee on prepayment of FHLB advances                                 504
   Letter of credit valuation provision                                               (1,450)             (85)
   Loss on investment in partnerships                                 160                304              352
   Amortization of intangible assets                                  917                209              139
   Correspondent bank charges                                         132                155              156
   Loss on securitization                                             976
   Other real estate owned expenses                                   247
   Other expense                                                    1,197                958            1,183
                                                            ----------------------------------------------------
         Total non-interest expense                                 9,927              5,698            7,314
                                                            ----------------------------------------------------

Loss From Continuing Operations Before Income Tax                  (3,048)              (160)          (2,525)
   Income tax benefit                                                (641)              (384)          (1,369)
                                                            ----------------------------------------------------

Income (Loss) From Continuing Operations                           (2,407)               224           (1,156)
                                                            ----------------------------------------------------

Discontinued Operations
   Loss from operations of VHC and VAHC (including loss
     on sale of $1,517)                                            (1,537)
     Income tax expense                                               451
                                                            ----------------------------------------------------

         Loss on discontinued operations                           (1,988)
                                                            ----------------------------------------------------

Net Income (Loss)                                                 $(4,395)           $   224          $(1,156)
                                                            ====================================================

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)
                                   (Continued)

Year Ended December 31                                             2002          2001         2000
--------------------------------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share From Continuing Operations         $(0.39)       $0.04         $(0.29)
Basic Loss Per Share from Discontinued Operations                  $(0.32)
Basic Earnings (Loss) Per Share                                    $(0.71)       $0.04         $(0.29)
Diluted Earnings (Loss) Per Share From Continuing Operations       $(0.39)       $0.04         $(0.29)
Diluted Loss Per Share from Discontinued Operations                $(0.32)
Diluted Earnings (Loss) Per Share                                  $(0.71)       $0.04         $(0.29)


See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity
                        (In Thousands, Except Share Data)

                                                                                                             Accumulated
                                                 Common Stock                     Comprehensive                 Other
                                            ------------------- Paid-in   Stock      Income     Accumulated Comprehensive
                                              Shares    Amount  Capital  Warrants    (Loss)       Deficit   Income (Loss)   Total
                                            ----------------------------------------------------------------------------------------
Balances, January 1, 2000                    3,147,662   $3,147  $10,869   $  11                 $(7,825)         $(775)   $  5,427

   Comprehensive loss
     Net loss                                                                        $(1,156)     (1,156)                    (1,156)
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                     239                        239         239
                                                                                  --------------
   Comprehensive loss                                                               $   (917)
                                                                                  ==============
   Sale of stock                             1,460,000    1,460    2,805                                                      4,265
   Purchase of stock                                (4)
                                            --------------------------------------              ------------------------------------

Balances, December 31, 2000                  4,607,658    4,607   13,674      11                  (8,981)          (536)      8,775

   Comprehensive income
     Net income                                                                         $224         224                        224
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                     498                        498         498
                                                                                  --------------
   Comprehensive income                                                                 $722
                                                                                  ==============
   Sale of stock                             1,379,353    1,380    1,018                                                      2,398
   Purchase of stock                                (2)
                                            --------------------------------------              ------------------------------------

Balances, December 31, 2001                  5,987,009    5,987   14,692      11                  (8,757)           (38)     11,895

   Comprehensive loss
     Net loss                                                                        $(4,395)     (4,395)                    (4,395)
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                     417                        417         417
                                                                                  --------------
   Comprehensive loss                                                                $(3,978)
                                                                                  ==============
   Sale of stock                               753,874      754      667                                                      1,421
   Issuance of stock warrants                                                250                                                250
                                            --------------------------------------              ------------------------------------

Balances, December 31, 2002                  6,740,883   $6,741  $15,359    $261                $(13,152)         $ 379    $  9,588
                                            ======================================              ====================================

See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In Thousands)


Year Ended December 31                                                  2002            2001          2000
----------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                                   $  (4,395)      $     224     $  (1,156)
   Adjustments to reconcile income (loss) from continuing operations to net cash provided (used) by operating activities
     Provision for loan losses                                              (360)          1,349           670
     Letter of credit valuation provision                                                 (1,450)          (85)
     Gain on early extinguishment of debt                                   (140)           (325)
     Net gain on sales securities available for sale                         (73)
     Loss on impairment of assets held for sale and changes in
       estimated useful lives of intangible assets                         1,769
     Depreciation and amortization                                         1,334             573           491
     Valuation allowance--affordable housing investments                       40              58            69
     Loans originated for sale                                           (22,954)        (32,397)       (5,395)
     Proceeds from sale of loans                                          23,129          32,516         5,384
     Deferred income tax benefit                                                            (384)       (2,031)
     Changes in
       Interest payable and other liabilities                               (564)            542          (114)
       Interest receivable and other assets                               (1,258)             70           247
     Other                                                                   (78)           (136)          214
                                                                     -------------------------------------------
     Net cash provided (used) by operating activities                     (3,550)            640        (1,706)
                                                                     -------------------------------------------

Investing Activities
   Purchases of securities available for sale                            (33,633)         (2,000)
   Proceeds from maturities of securities available for sale              12,541           5,724         3,639
   Proceeds from sales of securities available for sale                    5,053
   Purchases of FHLB stock                                                   (54)
   Proceeds from redemption of FHLB stock                                                                1,300
   Net change in loans                                                    29,441           1,971       (11,484)
   Purchase of premises and equipment                                       (218)           (627)         (794)
   Proceeds from sales of premises and equipment                             783             235           110
   Funding on outstanding letters of credit                                 (239)         (3,038)         (600)
                                                                     -------------------------------------------
     Net cash provided (used) by investing activities                     13,674           2,265        (7,829)
                                                                     -------------------------------------------

Financing Activities
   Net change in
     Noninterest-bearing, interest-bearing
       demand and savings deposits                                        (3,753)          5,015        (2,030)
     Certificates of deposit                                              (9,611)        (11,804)       (6,042)
   Proceeds from long-term debt                                           15,858           7,470         2,000
   Repayment of long-term debt                                           (26,782)         (6,312)       (1,663)
   Sale of stock                                                           1,421           2,398         3,000
   Sale of stock warrants                                                    250
                                                                     -------------------------------------------
     Net cash used by financing activities                               (22,617)         (3,233)       (4,735)
                                                                     -------------------------------------------

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In Thousands)
                                   (Continued)


Year Ended December 31                                              2002           2001          2000
-----------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                            $(12,493)    $     (328)     $(14,270)

Cash and Cash Equivalents, Beginning of Period                       16,316         16,644        30,914
                                                                -------------------------------------------

Cash and Cash Equivalents, End of Period                          $   3,823       $ 16,316       $16,644
                                                                ===========================================

Additional Cash Flows Information
   Interest paid                                                  $   6,256      $   7,941     $   8,448
   Income tax paid (refunded)                                                          (80)          727
   Stock issued in exchange for partnership operating
     cash flow deficit guarantees and management services                                          1,265
   Real estate acquired in settlement of loans                        2,123


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

Fidelity is a registered thrift holding company whose principal activity is the ownership and management of United Fidelity Bank, fsb (United). United operates under a national thrift charter and provides full banking services. As a federally chartered thrift, United is subject to regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation. Fidelity's other subsidiary was Village Affordable Housing Corporation, which was formed during 1999 for the purpose of owning interests in real estate housing. This subsidiary was sold during the fourth quarter of 2002 to a related party.

United generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in Vanderburgh County, Indiana and surrounding counties. Fidelity's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. United's subsidiaries, Village Housing Corporation and Village Management Corporation (Affordable Housing Group) and Village Capital Corporation, had previously been involved in various aspects of financing, owning, developing and managing affordable housing projects. Village Management is currently inactive. During the fourth quarter of 2002, Village Housing Corporation was sold to a related party. Village Capital Corporation earns fees by providing real estate mortgage banking services to unaffiliated borrowers. Village Capital has not provided any new banking services for the past three years, but records fee income on transactions previously completed. Another United subsidiary, Village Insurance Corporation, is engaged in the business of selling credit life and accident health insurance in conjunction with United's lending activities. United formed a new subsidiary, United Fidelity Finance, LLC, during the fourth quarter of 2001, which was utilized to complete an auto loan securitization transaction during 2002.

Consolidation--The consolidated financial statements include the accounts of Fidelity and its subsidiaries after elimination of all material intercompany transactions.

Use of estimates-- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash equivalents-- Fidelity considers all liquid investments with original maturities of three months or less to be cash equivalents.

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

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, pools of loans or commitments. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

Specific loan and letter of credit valuation reserves are established in cases where management has identified significant conditions or circumstances related to a loan or letter of credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of, in the case of the allowance for loan losses, the formula allowance.

The unallocated allowance for loan losses is based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits. The conditions evaluated in connection with the unallocated allowance for loan losses and the letter of credit valuation reserve may include existing general economic and business conditions affecting Fidelity's key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan and letter of credit portfolios, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolios, duration of the current business cycle, regulatory examination results and findings of an independent third party conducting quarterly reviews of the loan and letter of credit portfolios.

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


The determination of the adequacy of the allowance for loan losses and the letter of credit valuation allowance is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2002, the allowance for loan losses and the letter of credit valuation allowance is adequate based on information currently available. A worsening or protracted economic decline in the area within which Fidelity operates could affect the possibility of additional losses due to credit and market risks and could create the need for additional loss reserves.

Automobile Loan Securitizations-- In 2002, United used the securitization of automobile loans as a source of funding and as a mechanism to reduce its volume of automobile loans. Automobile loans were transferred into a qualifying special purpose entity (SPE) then to a trust in a transaction which is effective under applicable banking rules and regulations to legally isolate the assets from United. Where the transferor is a depository institution such as United, legal isolation is accomplished through compliance with specific rules and regulations of the relevant regulatory authorities. SFAS 140 requires, for certain transactions completed after the initial adoption date, a "true sale" analysis of the treatment of the transfer under state law as if United were a debtor under the bankruptcy code. A "true sale" legal analysis includes several legally relevant factors, such as the nature and level of recourse to United and the nature of retained servicing rights. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met under SFAS 140, other factors concerning the nature and extent of United's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted, including whether the SPE has complied with rules concerning qualifying special purpose entities.

A legal opinion was obtained for the automobile loan securitization transaction in 2002, which was structured as a two-step securitization. While noting the transaction fell within the meaning of a "securitization" under the FDIC regulation, "Treatment by the Federal Deposit Insurance Corporation as Conservator or Receiver of Financial Assets Transferred by an Insured Depository Institution in Connection with a Securitization or Participation" (the "Securitization Rule"), in accordance with accounting guidance, an analysis was also rendered under state law as if United was a debtor under the bankruptcy code. The "true sale" opinion provides reasonable assurance the purchased assets would not be characterized as the property of United's receivership or conservatorship estate in the event of insolvency and also states United would not be required to substantively consolidate the assets and liabilities of the purchaser SPE with those of United upon such event.

In a securitization, the trust issues beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the trust. The senior classes of the asset-backed securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the acquisition of a financial guarantee policy, the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated interests retained by an affiliate of United. In all cases, United or its affiliate retains interests in the securitized assets, which may take the form of seller certificates, subordinated tranches, cash reserve balances, servicing assets and interest-only strips representing the cash flows generated by the assets in excess of the contractual cash flows required to be paid to the investors and for other obligations such as servicing fees.

In a securitization, the trust issues beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the trust. The senior classes of the asset-backed securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the acquisition of a financial guarantee policy, the creation of lower-rated subordinated classes of asset-backed securities, as well as subordinated interests retained by an affiliate of United. In all cases, United or its affiliate retains interests in the securitized assets, which may take the form of seller certificates, subordinated tranches, cash reserve balances, servicing assets and interest-only strips representing the cash flows generated by the assets in excess of the contractual cash flows required to be paid to the investors and for other obligations such as servicing fees.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


In accordance with SFAS 140, securitized automobile loans are removed from the balance sheet and a net gain or loss is recognized in income at the time of initial sale and each subsequent sale when the combined net sales proceeds and, if applicable, retained interests differ from the loans' allocated carrying amount. Net gains or losses resulting from securitizations are recorded in noninterest income or expense.

Retained interests in the subordinated tranches and interest-only strips are recorded at their fair value and accounted for as available-for-sale securities with subsequent adjustments to fair value recorded through other comprehensive income within stockholders' equity or in other noninterest expense in the income statement if the fair value has declined below the carrying amount and such decline has been determined to be other than temporary. United uses assumptions and estimates in determining the fair value allocated to the retained interests at the time of sale and each subsequent sale in accordance with SFAS 140. These assumptions and estimates include projections concerning rates charged to customers, the expected life of the receivables, credit loss experience, loan repayment rates, the cost of funds and discount rates commensurate with the risks involved.

On a quarterly basis, management reviews the historical performance of the retained interest and the assumptions used to project future cash flows. If past performance and future expectations dictate, assumptions are revised and the present value of future cash flows is recalculated. Refer to the automobile loan securitization footnote for further analysis of the assumptions used in the determination of fair value.

The retained interest represents United's maximum loss exposure with respect to securitization vehicles. The investors in the debt securities issued by the SPEs have no further recourse against United if cash flows generated by the securitized automobile loans are inadequate to service the obligations of the SPEs.

Transaction costs associated with the automobile loan securitization were recognized as a component of the gain or loss at the time of sale.

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

Foreclosed assets held for sale-- Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. Fidelity files consolidated income tax returns with its subsidiaries.

Servicing rights on originated loans that have been sold, including those transferred as part of securitizations, are capitalized by allocating the total cost of the mortgage or consumer loans between the servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage and consumer loan-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized servicing rights for a stratum exceed their fair value.

Fidelity Federal Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


Stock options and Fidelity's stock-based incentive compensation plans are discussed more fully in the Stock Option Plans footnote. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price that was equal to or greater than the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if Fidelity had applied the fair value provisions of FASB statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year Ended December 31                                            2002          2001         2000
---------------------------------------------------------------------------------------------------------
Net income (loss), as reported                                     $(4,395)        $224       $(1,156)
Less:  Total stock-based compensation cost determined
       under the fair value based method, net of income taxes           73           26            71
                                                               ------------------------------------------

Pro forma net income (loss)                                        $(4,468)        $198       $(1,227)
                                                               ==========================================

Basic earnings (loss) per share - as reported                      $(0.71)        $0.04       $(0.29)
Basic earnings (loss) per share - pro forma                        $(0.72)        $0.04       $(0.31)
Diluted earnings (loss) per share - as reported                    $(0.71)        $0.04       $(0.29)
Diluted earnings (loss) per share - pro forma                      $(0.72)        $0.04       $(0.31)

Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. The effect of outstanding options and warrants are included in diluted earnings per share if they are not anti-dilutive. At December 31, 2001 and 2000, all outstanding potentially dilutive instruments were anti-dilutive.

Reclassification of certain amounts in the 2001 consolidated financial statements has been made to conform to the 2002 presentation.


>>       Restriction on Cash and Due From Banks

United is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 was $109.


>>       Investment Securities Available for Sale

                                                 Gross       Gross
                                  Amortized   Unrealized   Unrealized    Fair
                                    Cost         Gains       Losses      Value
                                ------------------------------------------------

December 31, 2002
   Mortgage-backed securities       $34,293       $621          $(2)    $34,912
                                ================================================

December 31, 2001
   Mortgage-backed securities       $18,137        $49        $(112)    $18,074
                                ================================================

Securities with a carrying value of $34,909 and $18,074 were pledged at December 31, 2002 and 2001 to secure certain deposits, outstanding Federal Home Loan Bank advances and for other purposes as permitted or required by law.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


Gross gains of $73 resulting from sales of available-for-sale securities were realized for 2002. Taxes of $ 28 were recorded on the gains. There were no sales of securities in 2001 or 2000.


>>       Loans and Allowance

December 31                                                                  2002             2001
----------------------------------------------------------------------------------------------------------
Real estate mortgage loans
   First mortgage loans
     Conventional                                                            $36,157         $  43,929
     Construction                                                              1,909               513
     Commercial                                                                5,645             6,114
     Multi-family                                                              3,083             3,856
     Home equity loans                                                         4,586             4,577
     Purchased loans                                                             627               745
Commercial loans--other than secured by real estate                             2,210             1,848
Consumer loans                                                                19,707            44,988
                                                                      ------------------------------------
         Total loans                                                          73,924           106,570

   Allowance for loan losses                                                    (837)           (2,138)
                                                                      ------------------------------------

         Total loans, net of the allowance for loan losses                   $73,087          $104,432
                                                                      ====================================

Multi-family first mortgage loans are loans made to affordable housing developments. An additional $973 in multi-family loans is included in construction loans at December 31, 2000.

Year Ended December 31                     2002           2001        2000
-------------------------------------------------------------------------------
Allowance for Loan Losses
   Balances, beginning of period            $2,138         $1,921      $2,021
   Provision for losses                       (360)         1,349         670
   Recoveries on loans                       1,013            269         396
   Loans charged off                        (1,954)        (1,401)     (1,166)
                                      -----------------------------------------

   Balances, end of period                 $   837         $2,138      $1,921
                                      =========================================

Information on impaired loans is summarized below:

December 31                                                                   2002         2001
--------------------------------------------------------------------------------------------------
Impaired loans with an allowance                                              $3,440       $4,000

Impaired loans without an allowance                                               13        2,762
                                                                          ------------------------

Total impaired loans                                                          $3,453       $6,762
                                                                          ========================

Allowance for impaired loans (included in allowance for loan losses)         $   332       $1,273
                                                                          ========================

Year Ended December 31                                 2002      2001      2000
----------------------------------------------------------------------------------
Average balance of impaired loans                      $3,656    $5,856    $7,298
Interest income recognized on impaired loans              312       496     1,008
Cash-basis interest included above                        333       492     1,045

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $1 and $45, respectively. Non-accruing loans at December 31, 2002 and 2001 were $875 and $3,537, respectively.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Letter of Credit Valuation Allowance

Reserves related to letters of credit issued by Fidelity and United relate to the permanent financing for certain affordable housing projects. Multi-family housing letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $29,674 and $30,479 at December 31, 2002 and 2001, respectively.

Year Ended December 31                           2002        2001       2000
------------------------------------------------------------------------------

Letter of credit valuation allowance
   Balances, beginning of year                   $665       $5,153     $5,787
   Provision                                                (1,450)       (85)
   Recoveries                                      19           38         51
   Funding of outstanding letters of credit      (239)      (3,076)      (600)
                                              --------------------------------

   Balances, end of year                         $445      $   665     $5,153
                                              ================================


>>       Automobile Loan Securitization

United completed an automobile loan securitization transaction in 2002. The transaction resulted in the sale of $49 million of rated class A notes. Financial Security Assurance (FSA) provided a financial guaranty policy on the class A notes. The transaction also resulted in the sale of $500,000 in non-rated class B notes. The transaction was effected through a wholly-owned subsidiary, United Fidelity Finance, LLC.

A summary of the components of managed loans, which represents both owned and securitized loans, follow. The automobile loans presented represent the managed portfolio of indirect prime automobile loans.

                                                                     Loans Past
                                                    Principal         Due Over
As of December 31, 2002                              Balance           30 Days
-------------------------------------------------------------------------------

 Total managed automobile loans                       $ 59,426           $216
 Less: Automobile loans securitized                    (41,702)           (45)
                                                  -----------------------------

 Total automobile loans held in portfolio             $ 17,724           $171
                                                  =============================

Certain cash flows received from (paid to) the securitization trust follow:

Year Ended December 31                                                2002
-------------------------------------------------------------------------------

 Proceeds from securitization                                        $48,939
 Servicing fees received                                                 138
 Purchases of delinquent or foreclosed assets                            (85)

United estimates the fair value of the retained interest at the date of the transfer and during the period of the transaction based on a discounted cash flow analysis. United receives annual servicing fees based on the loan balances outstanding, the rights to future cash flows arising after investors in the securitization trust have received their contractual return and after certain administrative costs of operating the trust. These cash flows are estimated over the life of the loans using prepayment, default and interest rate assumptions that market participants would use for financial instruments subject to similar levels of prepayment, credit and interest rate risk.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


A summary of the fair values of the interest-only strips and servicing assets retained, key economic assumptions used to arrive at the fair values, and the sensitivity of the December 31, 2002 fair values to immediate 10% and 20% adverse changes in those assumptions follows. Actual credit losses experienced through year-end 2002 on the pool of automobile loans securitized have been consistent with initial projections. As such, the expected static pool loss assumption would perform consistently with that disclosed in the sensitivity analysis. The sensitivities are hypothetical. Changes in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might either magnify or counteract the sensitivities.

                                                        Weighted-     Monthly     Expected
                                                         Average     Prepayment  Cumulative   Annual   Weighted-
                                             Fair         Life         Speed       Credit    Discount   Average
                                             Value     (in months)    (% ABS)      Losses      Rate      Coupon
                                         -------------------------------------------------------------------------
Interest-only strip
   As of the date of securitization          $ 2,707        39          1.50%       1.50%       15.0%     9.09%
   As of December 31, 2002                     2,106        31          1.87        1.50        15.0      8.68
   Decline in fair value of 10%
     adverse change                                                    $  53        $ 14        $ 25
   Decline in fair value of 20%
     adverse change                                                      125          44          64

Servicing asset
   As of the date of securitization              362        39          1.50%       1.50%       15.0%
   As of December 31, 2002 *                     265        31          1.87        1.50        15.0
   Decline in fair value of 10%
     adverse change                                                     $ 20         $ 0         $ 5
   Decline in fair value of 20%
     adverse change                                                       36           0          10

* Carrying value of the servicing asset approximated fair value at December 31, 2002.

>>       Foreclosed Assets Held for Sale

Activity in the allowance for losses on foreclosed assets was as follows:

Year Ended December 31                                        2002
---------------------------------------------------------------------

 Balance, beginning of year                                  $    0
 Provision charged to expense                                   100
 Charge-offs, net of recoveries                                   0
                                                          -----------

 Balance, end of year                                          $100
                                                          ===========

There was no activity in the allowance for losses on foreclosed assets in 2001 or 2000.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Premises and Equipment

December 31                                        2002           2001
--------------------------------------------------------------------------

Land                                              $   935         $1,810
Building and land improvements                      5,563          5,601
Furniture, fixtures and equipment                   2,119          2,311
                                               ---------------------------
       Total cost                                   8,617          9,722
Accumulated depreciation                           (3,682)        (3,713)
                                               ---------------------------

Net                                                $4,935         $6,009
                                               ===========================


>>       Other Assets and Investments in Limited Partnerships

Included in other assets at December 31, 2002 and 2001 are investments of $397 and $487 in limited partnerships which are organized to build, own and operate apartment complexes. The carrying amounts of these investments approximate Fidelity's equity in the net assets of the partnerships. The investments at December 31, 2002 and 2001 are as follows:

                                         Amount of              Number of
                                         Investment           Partnerships
         Percentage and Type of     -------------------------------------------
          Partnership Interest         2002        2001       2002      2001
         ---------------------------------------------------------------------

             1%--General              $    0      $  (58)        0       17
           31%--Limited                   13          62         1        1
           26%--Limited                   54          87         1        1
           10%--Limited                  235         271         1        1
           10%--Limited                   95         104         1        1
           99%--Limited                    0          21         2        2

The general partner interests in the 17 partnerships noted above were sold in 2002 to a related party.

Fidelity records income on the equity method in the income and losses of the limited partnerships, which resulted in losses of $38, $100 and $103 during the years ended December 31, 2002, 2001 and 2000. In addition to recording its equity in the losses of these projects, Fidelity has recorded the benefit of low-income housing tax credits of $185, $319 and $375 for the years ended December 31, 2002, 2001 and 2000. In certain cases, Fidelity could reduce the carrying value of its investments in and related loans to these partnerships, should its share of net losses materially exceed the net investments in and loans to these partnerships. Combined condensed financial statements as of December 31, 2002 have not been presented because the investments in limited partnerships were not considered material at that date. Combined condensed financial statements (unaudited) for the limited partnerships as of December 31, 2001 and 2000 are as follows:

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


December 31                                                         2001
------------------------------------------------------------------------------

Combined condensed balance sheets (unaudited)
Assets
   Cash                                                            $    510
   Land and property                                                 51,754
   Other assets                                                       2,799
                                                             -----------------

       Total assets                                                 $55,063
                                                             =================

Liabilities
   Notes payable                                                    $41,850
   Other liabilities                                                  3,530
                                                             -----------------
       Total liabilities                                             45,380
   Partners' equity                                                   9,683
                                                             -----------------

       Total liabilities and partners' equity                       $55,063
                                                             =================


Year Ended December 31                                       2001       2000
-------------------------------------------------------------------------------

Combined condensed statements of operations (unaudited)
   Total revenue                                           $  5,357   $  5,681
   Total expenses                                             7,646      8,094
                                                          ---------------------

       Net loss                                            $ (2,289)  $ (2,413)
                                                          =====================

Approximately $2,665 and $3,100 of the notes payable listed above are first mortgage loans which are due to Fidelity from these partnerships at December 31, 2002 and 2001. Specific reserves on these first mortgage loans of $98 and $245 are included in Fidelity's allowance for loan losses at December 31, 2002 and 2001.

Fidelity reduced the recorded value of its investment in limited partnerships, in addition to the losses recorded, by $122, $204 and $249 during the years ended December 31, 2002, 2001 and 2000, based on the performance of the underlying real estate operations.

Included in other assets is interest receivable as follows:

December 31                                                  2002        2001
-------------------------------------------------------------------------------

Interest receivable on loans                                  $248       $493
Interest receivable on investment securities and other         163        149
                                                         ----------------------

       Total interest receivable                              $411       $642
                                                         ======================

>>       Deposits

December 31                                                2002         2001
--------------------------------------------------------------------------------

Non-interest bearing transaction accounts               $    3,209   $    5,008
Interest-bearing transaction accounts                       14,252       10,922
Money market deposit accounts                                7,622       13,441
Savings accounts                                             5,138        4,604
Certificates of $100 or more                                15,171       14,378
Other certificates and time deposits                        61,399       71,802
                                                      --------------------------

       Total deposits                                     $106,791     $120,155
                                                      ==========================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


Certificates maturing in years ending December 31:

   2003                                                  $44,669
   2004                                                   19,964
   2005                                                    9,197
   2006                                                    2,047
   2007                                                      643
   Thereafter                                                 50
                                                 -------------------

                                                         $76,570
                                                 ===================

>>       Long-Term Debt

December 31                                                                          2002         2001
----------------------------------------------------------------------------------------------------------
Note payable, 7.42% adjusted annually, payable $7 per month, including interest, due September 2010, secured by specific
   multi-family mortgages                                                         $     972      $   978
Note payable, 7.42% adjusted annually, payable $10 per month, including interest, due September 2010, secured by specific
   multi-family mortgages                                                             1,486        1,495
Note payable, 10.50%, interest paid quarterly, due June 2003,
   secured by United stock                                                            1,500        1,500
Junior subordinated notes, 9.00%, interest paid semi-annually,
   due February 2009, unsecured                                                       1,002
   Junior subordinated notes, 9.25%, interest paid semi-annually,
   due January 2002, unsecured                                                                     1,494
Senior subordinated notes, 10.00%, interest paid semi-annually,
   due June 2005, unsecured                                                           5,500        6,000
Federal Home Loan Bank advances, due at various dates through
   2004 (weighted-average rates of 2.20% and 5.48% at December 31,
   2002 and 2001)                                                                     3,000       12,333
Junior subordinated notes, 12.00%, interest paid semi-annually,
   due April 2004, unsecured                                                            126          125
Note payable, 5.25%, interest paid monthly, due September 2003,
   secured by United guarantee                                                                       725
                                                                                 -------------------------

       Total long-term debt                                                         $13,586      $24,650
                                                                                 =========================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


The terms of a security agreement with the FHLB require United to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to first mortgage loans pledged of $26,673, Fidelity had $34,909 of investment securities pledged at December 31, 2002. Certain advances are subject to restrictions or penalties in the event of prepayment.

All long-term debt, except for Federal Home Loan Bank advances, is debt of the parent company and totals $10,586 at December 31, 2002 as compared to $12,317 at December 31, 2001.

The scheduled principal reduction of borrowings at December 31, 2002, is as follows: 2003, $2,523; 2004, $2,151; 2005, $5,527; 2006, $29; 2007, $32; and
thereafter, $3,324.

>>       Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $57,368, $54,944 and $40,858 at December 31, 2002, 2001 and 2000.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2002 and 2001 approximated $514 and $687. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

Year Ended December 31                       2002          2001       2000
-----------------------------------------------------------------------------

Mortgage servicing rights
   Balances, beginning of period              $632         $431        $430
   Servicing rights capitalized                232          274          54
   Amortization of servicing rights           (198)         (73)        (53)
                                          -----------------------------------
                                               666          632         431
   Valuation allowance                        (152)
                                          -----------------------------------

   Balances, end of period                    $514         $632        $431
                                          ===================================

The only activity in the valuation allowance was the addition of the $152 allowance which was added in the fourth quarter of 2002.

Consumer loans are also serviced for others and are not included in the accompanying consolidated balance sheets. The unpaid principal balances of consumer loans serviced for others totaled $49,610 and $5,001 at December 31, 2002 and 2001.

The aggregate fair value of capitalized consumer loan servicing rights at December 31, 2002 and 2001 approximated $409 and $269. As with mortgage servicing rights, comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value.

Year Ended December 31                            2002          2001
-----------------------------------------------------------------------

Consumer loan servicing rights
   Balances, beginning of period                   $269        $    0
   Servicing rights capitalized                     397           269
   Amortization of servicing rights                (257)
                                              -------------------------

   Balances, end of period                         $409          $269
                                              =========================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Income Tax

Year Ended December 31                                             2002          2001             2000
--------------------------------------------------------------------------------------------------------
Income tax benefit
   Currently payable
     Federal                                                                    $  (89)     $    662
     State
   Deferred
     Federal                                                     $   (513)        (261)       (1,822)
     State                                                           (128)         (34)         (209)
                                                             -------------------------------------------
       Total income tax benefit                                  $   (641)       $(384)      $(1,369)
                                                             ===========================================

Reconciliation of federal statutory to actual tax benefit
   Federal statutory income tax at 34%                            $(1,036)       $(121)     $   (859)
   Effect of state income taxes                                       (53)           4          (138)
   Nondeductible expenses                                               8          (22)            3
   Changes in the deferred tax asset valuation allowance              600
   Affordable housing tax credits and other                          (222)        (319)         (375)
   Other                                                               62           74
                                                             -------------------------------------------
       Actual tax benefit                                        $   (641)       $(384)      $(1,369)
                                                             ===========================================

The components of the deferred tax asset are as follows:

December 31                                                              2002          2001
----------------------------------------------------------------------------------------------
Assets
   Allowance for loan losses                                            $   822       $3,344
   Valuation for letters of credit                                          146          145
   Unrealized loss on available-for-sale securities                                       25
   Alternative minimum tax credit                                            81           81
   Low income housing credit carryforward                                 1,352        1,610
   State net operating loss carryforward                                  1,028        1,020
   Federal net operating loss carryforward                                3,726        2,520
   State income tax                                                           7          131
   Other real estate owned                                                   38
   Other                                                                      8          149
                                                                    --------------------------
         Total assets                                                     7,208        9,025
                                                                    --------------------------

Liabilities
   Depreciation and amortization                                            (48)         (19)
   Differences in accounting for certain accrued liabilities                (14)         (14)
   Differences in basis of FHLB stock                                       (64)         (66)
   Basis differential on certain partnership interests                     (118)      (1,435)
   Differences in accounting for loan servicing rights                     (351)        (277)
   Unrealized gain on available-for-sale securities                        (125)
   Other                                                                    (70)
                                                                    --------------------------
         Total liabilities                                                 (790)      (1,811)
                                                                    --------------------------

         Net deferred tax asset before valuation allowance                6,418        7,214
                                                                    --------------------------

Valuation Allowance
   Beginning balance                                                          0            0
   Increase during the period                                              (600)
                                                                    --------------------------

   Ending balance                                                          (600)           0
                                                                    --------------------------

   Net deferred tax asset                                                $5,818       $7,214
                                                                    ==========================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


At December 31, 2002, Fidelity has federal net operating loss carryforwards for tax purposes totaling $10,959. These loss carryforwards expire in varying amounts through the year 2022. Fidelity has state net operating loss carryforwards for tax purposes of $12,100. These loss carryforwards expire in varying amounts through the year 2016. Fidelity has affordable housing credit carryforwards of $1,352. These carryforwards expire in varying amounts through the year 2022. In addition, Fidelity has an alternative minimum tax credit carryforward of $81.

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

Fidelity has recorded a deferred tax asset of $4,754 for the expected benefit to be realized from the federal and state net operating loss carryovers discussed above. In addition, a deferred tax asset of $1,352 for low income housing tax credits is recorded. Realization depends upon the ability of Fidelity to generate sufficient taxable income before the expiration of the carryover periods. The amount that management considers to be realizable is reevaluated at each financial statement date. That estimate could be reduced in the near term if management lowers its estimate of future taxable income during the carryover period.

>>       Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

Year Ended December 31                                     2002    2001   2000
                                                         -----------------------

 Unrealized gains on securities available for sale         $755    $824    $397
 Reclassification for realized amount included in income    (73)
                                                         -----------------------
   Other comprehensive income, before tax effect            682     824     397
 Tax expense                                                265     326     158
                                                         -----------------------

   Other comprehensive income                              $417    $498    $239
                                                         =======================


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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Fidelity evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Fidelity upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties or other assets of the borrower. At December 31, 2002 and 2001, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $9,038 and $9,133.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


In the past, Fidelity has issued standby letters of credit to affordable housing developments in which one of Fidelity's subsidiaries previously had partnership interests until December 2002. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships in which the subsidiary owned a one percent general partner interest. The amount outstanding on these letters of credit at December 31, 2002 and 2001 was $2,206 and $2,566.

Fidelity has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with Fidelity. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships. The amount outstanding on the letters of credit at December 31, 2002 and 2001 was $27,468 and $27,923.

>>       Commitments and Contingent Liabilities

Fidelity, in its previous role as general partner on various affordable housing developments through its subsidiaries, was committed to advance certain amounts to limited partnerships. These previous commitments potentially include short-term loans to the limited partners or an increase in the general partner's equity investment. Upon the sale of Village Housing Corporation in the fourth quarter of 2002, these commitments were extinguished.

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

Fidelity entered into an agreement with another institution in conjunction with a consumer loan sale that guaranteed to the purchaser that Fidelity would repurchase any consumer loans that exceeded a 60-day delinquency status. The original amount of the loans sold was $5.0 million and remaining amount outstanding totaled $2.8 million at December 31, 2002. Over the past year, Fidelity has repurchased a total of $154 that exceeded the 60-day delinquency status.

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Regulatory Capital

United is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the United's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, United must meet specific capital guidelines that involve quantitative measures of the United's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. United's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2002 and 2001, that United meets all capital adequacy requirements to which it is subject.


>>       Regulatory Capital

As of December 31, 2002, the most recent notification from United's federal regulators categorized United as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, United must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed United's category.

There are no specific targets for capital levels included or agreed to within the Supervisory Agreement (Agreement) between United and the OTS, only a requirement that United include capital targets within a strategic plan. At December 31, 2002, United was in compliance with the targets included within that plan. The Agreement did set a target level to reduce its classified assets to 50% or less of core capital plus the allowance for loan losses and the letter of credit valuation reserves. United's ratio of classified assets to core capital plus the allowance for loan losses and letter of credit valuation reserves was 27.5% at December 31, 2002.

United's actual and required capital amounts and ratios are as follows:

                                                                              Required for               To Be Well
                                                       Actual               Adequate Capital*           Capitalized*
                                             -------------------------------------------------------------------------------
                                                 Amount        Ratio       Amount       Ratio        Amount       Ratio
                                             -------------------------------------------------------------------------------
As of December 31, 2002
   Total risk-based capital* (to risk-
     weighted assets)                            $11,107        12.5%        $7,093       8.0%        $8,866       10.0%
   Tier 1 capital* (to risk-weighted assets)       8,823        10.0          3,546       4.0          5,319        6.0
   Core capital* (to adjusted total assets)       10,929         8.8          4,958       4.0          6,197        5.0
   Core capital (to adjusted tangible assets)     10,929         8.8          2,479       2.0            N/A         N/A
   Tangible capital (to adjusted total
     assets)                                      10,520         8.5          1,853       1.5            N/A         N/A

As of December 31, 2001
   Total risk-based capital* (to risk-
     weighted assets)                            $17,085        14.4%        $9,497       8.0%       $11,871       10.0%
   Tier 1 capital* (to risk-weighted assets)      12,716        10.7          4,748       4.0          7,122        6.0
   Core capital* (to adjusted total assets)       12,716         8.5          5,998       4.0          7,497        5.0
   Core capital (to adjusted tangible assets)     12,716         8.5          2,999       2.0            N/A         N/A
   Tangible capital (to adjusted total
     assets)                                      12,716         8.5          2,249       1.5            N/A         N/A

*As defined by regulatory agencies

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Other Restrictions

The Supervisory Agreement with the OTS is in effect until terminated, modified or suspended by the OTS. The Agreement was entered into in February 1999. The agreement as written has been modified by mutual agreement to eliminate certain restrictions. Under the terms of the Agreement, United developed and submitted to the OTS for approval a strategic plan which included, at a minimum, capital targets; specific strategies; the completion of quarterly projections for a three-year period; concentration limits for all assets; a plan for reducing United's concentrations of high risk assets; review of infrastructure, staffing and expertise with respect to each area of United's operations; and capital planning.

The Agreement indicated that United must, among other things, have taken other specified actions within specified timeframes. These actions include the development of and adherence to a written plan for the reduction of classified and criticized assets to specified levels; maintenance of sufficient allowances for loan and lease losses; quarterly reporting to the OTS relating to classified assets and workout plans; restriction of its growth in total assets to an amount not in excess of an amount equal to the net interest credited on deposit liabilities without prior OTS approval; limiting growth of its consumer loan portfolio to an amount not in excess of 30 percent of its total assets; development of a written plan to divest all real estate held for development; adoption of policies and procedures designed to avoid potential conflicts of interest; development of policies and procedures to increase liquidity; adoption of a policy with respect to its mortgage brokerage activity, which would address its operation and methods for risk management; development of a policy to administer the general partnerships held by Village Housing Corporation; and maintenance of fully staffed and functioning internal audit and independent loan review processes. The sale of United's subsidiary, Village Housing Corporation, during the fourth quarter of 2002 eliminated any portion of the Supervisory Agreement in reference to Village Housing Corporation.

At December 31, 2002, United is also prohibited from taking certain actions without prior approval, including but not limited to: engaging in "sub prime" consumer lending activities; making capital distributions, including dividends to Fidelity; making any additional equity investments; developing any real estate without specific approval of the OTS; acquiring any additional real estate for future development; selling any asset to an affiliated party without prior written approval of the OTS; and engaging in any new activities not included in the strategic plan.

United is also required to obtain OTS approval prior to adding or replacing any director or senior executive officer. United is also prohibited, without prior OTS approval, from entering into any contract with any executive officer or director which would require a golden-parachute payment and from increasing any executive benefit package in an amount in excess of the annual cost of living. United also developed a plan to reduce employee turnover, build an experienced staff and provide for management succession.

Previously, United was to refrain from commercial lending. However, United received OTS approval in the first quarter of 2002 to resume commercial lending on a limited basis in accordance with its business plan.

Management of United has taken, or has refrained from taking, as applicable, the actions requested by the OTS. United is in compliance with the provisions of the supervisory agreement at December 31, 2002.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Stockholders' Equity and Capital Infusion

In July 2002, Fidelity filed a registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 750,000 shares were registered in this filing. For every 8.1 shares of Fidelity held on the record date, shareholders could subscribe to purchase one share of Fidelity at $2.00. The rights offering was completed in September 2002. Fidelity raised $770 net of costs associated with the offering. The shares purchased by shareholders with these funds were issued in September 2002.

During the third quarter of 2002, Pedcor Investments, LLC (Investments) exercised a portion of their option that was granted under the stock purchase agreement in May 2000 and purchased $259 in common stock resulting in 137,765 shares being issued. Investments and its affiliates have a remaining option to purchase up to $4.5 million of Fidelity common stock at the current fair market value, which expires in May 2003.

In December 2001, Fidelity filed a registration statement for a debt and equity rights offering with the Securities and Exchange Commission. Subscription rights were distributed to persons who owned common stock as of the close of business on December 19, 2001 to purchase $1.5 million of 9.00% unsecured junior subordinated notes due February 28, 2009 and 500,000 warrants representing the right to purchase shares of common stock at $3.00 per share, less the purchase price of $0.50 per warrant. The offering was completed on February 28, 2002. Fidelity issued approximately $1.0 million in 9% notes and all of the 500,000 warrants, raising an additional $250.

In September 2001, Fidelity filed a registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 650,000 shares were registered in this filing. For every 8.6 shares of Fidelity held on the record date, shareholders could subscribe to purchase one share of Fidelity at $2.50. The rights offering was completed in November 2001. Fidelity raised $888, net of costs associated with the offering. The shares purchased by shareholders with these funds were issued in December 2001.

In January 2001, Fidelity filed a registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 1,000,000 shares were registered in this filing. For every 4.6 shares of Fidelity held on the record date, shareholders could subscribe to purchase one share of Fidelity at $1.55. The rights offering was oversubscribed and completed in June 2001. Fidelity raised $1.5 million net of costs associated with the offering. The shares purchased by shareholders with these funds were issued in July 2001.

In 2000, Fidelity and its stockholders agreed to sell 1,460,000 shares of its common stock to Pedcor Holdings, LLC, a limited liability company (Pedcor).

The consideration paid by Pedcor included $3,000 in cash $(3.00 per share), a five-year guarantee to United in an aggregate amount up to $1,500 against any negative cash flow from operations of certain specified affordable housing properties in United's portfolio and an agreement to provide certain management services for the specified properties for ten years at no fee to United or Fidelity. Pedcor, as a result of this transaction, has the ability to exercise an option to purchase up to $5 million of additional stock for a period of three years from the closing date at fair market value through May 2003. In addition, three Pedcor principals were named to Fidelity's Board of Directors. Intangible assets of $1,265 were recognized as a result of this transaction. These assets were being amortized over periods ranging from five to ten years. The net unamortized balance of these intangibles at December 31, 2001 was $917 and is included in other assets. During the fourth quarter of 2002, the general partner interests to which the management services and intangible assets related were sold. The remaining balances of the intangible assets were fully amortized at that time and, therefore, the unamortized balance of the intangibles at December 31, 2002 was $0.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


In connection with Fidelity's first debt and equity rights offering completed April 30, 1994, Fidelity reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $6.22 per share, and expire on April 30, 2004. At December 31, 2002, a total of 397,218 of the shares originally reserved had been issued and 18,282 remained reserved and unissued.

In connection with Fidelity's second debt and equity offering completed on January 31, 1995, Fidelity reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $8.93 per share, and expire on January 31, 2005. At December 31, 2002, a total of 337,029 of the shares originally reserved had been issued and 9,471 remained reserved and unissued.


>>       Discontinued Operations, Including Fourth Quarter Charges

On September 30, 2002, Fidelity signed a definitive agreement to sell the stock of its wholly owned affordable housing subsidiary, Village Affordable Housing Corporation and the stock of United's wholly owned affordable housing subsidiary, Village Housing Corporation and certain other related affordable housing assets to Pedcor Funding Corporation (Funding). Funding is a company controlled by three directors of Fidelity and are members of a group that beneficially owns approximately 60.7% of Fidelity's issued and outstanding stock.

The sale price was approximately $1.7 million in cash and was consummated during the fourth quarter of 2002. The sale resulted in a consolidated pre-tax loss under accounting principles generally accepted in the United States of America of approximately $201, which consists of a gain from the sale of the affordable housing assets held by Fidelity and United of $574 offset by a loss from the sale of the subsidiaries of $775. The gain is recorded as gain on sale of assets in the other income section of the consolidated statements of income.

The subsidiaries were sold as part of Fidelity's plan to end its active involvement in the affordable housing business. Accordingly, the results of operations for the two subsidiaries, which include impairment charges recorded upon signing the definitive agreement of $742, has been classified as discontinued operations in Fidelity's consolidated statement of income for December 31, 2002. The $742 combined with the $775 loss noted in the paragraph above total the $1,517 listed in the income statement as the loss on sale of discontinued operations. The results of operations of the two subsidiaries for the years ended December 31, 2001 and 2000 were not material and have, therefore, not been segregated.

The sale was consummated in the fourth quarter of 2002. Certain charges were recorded in the third quarter because it was determined that some of the assets held for sale were impaired or their estimated useful lives had changed. Third quarter charges totaled approximately $1,000, net of tax, including approximately $860 in write-downs of intangible assets whose useful lives were reduced. In the fourth quarter, in addition to recording the amounts discussed in the second paragraph of this note, tax provisions of approximately $800 were recorded to account for the basis difference on the stock that was sold.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Benefit Plans

Fidelity is a participant in the Financial Institutions Retirement Fund (FIRF). This defined-benefit plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. According to FIRF administrators, the market value of the fund's assets did not exceed the value of vested benefits in the aggregate as of June 30, 2002, the date of the latest actuarial valuation. Plan expense of $110 was recognized during 2002 compared to $54 in 2001 and none in 2000. The plan provides pension benefits for substantially all of Fidelity's employees.

Fidelity has a retirement savings 401(k) plan in which substantially all employees may participate. Fidelity matches employees' contributions at the rate of 25% up to 6% of the participant's salary. Fidelity's expense for the plan was $21, $16, and $15 for the years ended December 31, 2002, 2001 and 2000.


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

The aggregate amount of loans, as defined, to such related parties was as follows:

December 31                                           2002           2001
-------------------------------------------------------------------------------
Balances, beginning of year                           $2,948         $2,958
   Composition change                                                    (7)
   Loans charged off                                    (376)          (752)
   Recoveries                                          1,084            219
   New loans, including renewals                       1,075            629
   Payments, etc., including renewals                 (1,949)           (99)
                                                 ------------------------------
Balances, end of year                                 $2,782         $2,948
                                                 ------------------------------

Total internally classified related party loans included in the total related party loans at December 31, 2002 and 2001 were $2,567 and $2,913. Reserves for these classified related party loans totaled $128 and $48 at December 31, 2002 and 2001, respectively, and are included in the allowance for loan losses.

Deposits from related parties held by Fidelity at December 31, 2002 and 2001 totaled $619 and $589.

During the first quarter of 2002, Fidelity sold two notes held in conjunction with advances made by Fidelity to certain multifamily housing partnerships to a related party. The advances were made to facilitate refinancing activities and resulted in loans subordinated to the first mortgage loans. The advances had been previously charged off and had no value on Fidelity's books. The gain on the note sale totaled $223. Fidelity also sold a position in an interest rate swap for a $72 gain. These gains are included in gains on sales of loans in the consolidated statements of income. The instruments were acquired by Pedcor Funding Corporation and the purchase price consisted of a 20% down payment with the remainder financed by a 10 year note totaling $235 at a rate of 5.25% for five years and 6.50% for the last five years with principal paid annually and interest paid quarterly.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


As noted in the discontinued operations footnote, Village Housing Corporation and Village Affordable Housing Corporation, along with certain affordable housing assets, were sold to Pedcor Funding Corporation in the fourth quarter of 2002.

Pedcor had also been providing management services to the partnerships in which Fidelity was a general partner at no cost since May 2000, in accordance with the provisions of the sale of stock to Pedcor in May 2000. Upon completion of the Village Housing Corporation sale noted in the discontinued operations footnote, these services were no longer necessary.


>>       Stock Option Plans

Under Fidelity's stock option plans, Fidelity grants stock option awards which vest and become exercisable at various dates. During the years ended December 31, 2002, 2001 and 2000, Fidelity authorized the grant of options for up to 99,500, 10,000 and 148,500 shares of its common stock. The exercise price of each option, which has a 10-year life, was greater than the market price of Fidelity's stock on the date of grant; therefore, no compensation expense was recognized.

Although Fidelity has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if Fidelity had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

Year Ended December 31                                                 2002         2001         2000
---------------------------------------------------------------------------------------------------------
Risk-free interest rates                                                 5.1%         5.3%          6.5%
Dividend yields                                                          0.0%         0.0%          0.0%
Volatility factors of expected market price of common stock             40.3%        28.1%         29.6%

Weighted-average expected life of the options                        10 years     10 years     10 years

The following is a summary of the status of the Fidelity's stock option plans and changes in the plans as of and for the years ended December 31, 2002, 2001 and 2000.

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


At December 31, 2002, there were 35,206 options available for grant. A summary of the stock options activity for the Directors' Plan is as follows:

December 31                                                     2002          2001         2000
------------------------------------------------------------------------------------------------------
Shares under option
   Outstanding at beginning of year                              143,573      152,313       118,293
   Granted                                                        55,000                     36,000
   Forfeited/expired                                                           (8,740)       (1,980)
                                                              ----------------------------------------

   Outstanding at end of year                                    198,573      143,573       152,313
                                                              ========================================

   Exercisable at end of year                                    198,573      143,573       152,313
                                                              ========================================

Weighted option price per share
   Exercisable                                                     $6.29        $7.00         $7.05
   Granted                                                          4.42                       4.46

Weighted-average fair value of options granted
   during the year                                                 $1.05                      $1.03

The following table summarizes information about stock options under the Directors' Plan outstanding at December 31, 2002:

                                    Options Outstanding                                         Options Exercisable
                           ------------------------------------------------------------------------------------------------
                                              Weighted-Average
    Range of Exercise          Number            Remaining         Weighted-Average        Number         Weighted-Average
         Prices              Outstanding      Contractual Life      Exercise Price       Exercisable       Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$4.31   to      $ 6.22          166,032              5.0 years              $ 5.29           166,032            $ 5.29
$9.74   to      $11.81           32,541              4.3 years              $11.37            32,541            $11.37

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

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)



At December 31, 2002, there were 52,670 options available for grant. A summary of the stock options activity for the 1995 Plan is as follows:

December 31                                             2002         2001          2000
--------------------------------------------------------------------------------------------
Shares under option
   Outstanding at beginning of year                     186,643      139,143        80,278
   Granted                                               44,500       47,500        75,000
   Forfeited/expired                                    (45,720)                   (16,135)
   Exercised                                             (2,000)
                                                     ---------------------------------------

   Outstanding at end of year                           183,423      186,643       139,143
                                                     =======================================

   Exercisable at end of year                           128,423      153,343       130,243
                                                     =======================================

Weighted option price per share
   Exercisable                                            $3.85        $5.91         $6.33
   Granted                                                 3.17         1.57          4.00

Weighted-average fair value of options granted
   during the year                                        $1.37        $0.82         $0.82

The following table summarizes information about stock options under 1995 Plan outstanding at December 31, 2002:

                                      Options Outstanding                                        Options Exercisable
                            --------------------------------------------------------------------------------------------------
                                                 Weighted-Average
    Range of Exercise            Number             Remaining         Weighted-Average       Number        Weighted-Average
          Prices              Outstanding        Contractual Life      Exercise Price      Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------------
$1.53    to    $   4.00         174,923               8.02 years              $ 3.14        119,923               $ 3.36
$10.81   to    $  10.81           8,500               4.89 years              $10.81          8,500               $10.81

>>       Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                         Year Ended December 31, 2002
                                               ----------------------------------------------------
                                                  Loss         Weighted-Average   Per Share Amount
                                                                    Shares
                                               ----------------------------------------------------
Loss from continuing operations
                                                    $(2,407)
                                               ================

Basic earnings per share
   Loss available to common stockholders            $(2,407)           6,175,896           $(0.39)
                                                                                 ==================

   Effect of dilutive securities
     Stock options
                                               -----------------------------------

Diluted earnings per share
   Loss available to common stockholders and
     assumed conversions                            $(2,407)           6,175,896           $(0.39)
                                               ====================================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                            Year Ended December 31, 2002
                                                  ----------------------------------------------------
                                                     Loss         Weighted-Average   Per Share Amount
                                                                       Shares
                                                  ----------------------------------------------------
Loss from continuing operations
                                                       $(2,407)
                                                  ================

Basic earnings per share
   Loss available to common stockholders               $(2,407)           6,175,896           $(0.39)
                                                                                    ==================

   Effect of dilutive securities
     Stock options
                                                  -----------------------------------

Diluted earnings per share
   Loss available to common stockholders and
     assumed conversions                               $(2,407)           6,175,896           $(0.39)
                                                  ====================================================

Options to purchase 381,996 shares of common stock at prices ranging from $1.53 to $11.81 per share as well as stock warrants representing the right to purchase 527,753 share of common stock at prices ranging from $3.00 to $8.93 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


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

Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable--The fair values of interest receivable/payable approximate carrying values.

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


Long-Term Debt--The fair value of these borrowings is estimated using a discounted cash flow calculation based on current rates for similar debt. Long-term debt consists of adjustable instruments tied to a variable market interest rate.

Off-Balance-Sheet Commitments--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans and standby letters of credit and are generally of a short-term nature. The fair value of the loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of the commitments to purchase and originate mortgage loans and to sell mortgage loans, which are immaterial, are reasonable estimates of the fair value of these financial instruments. The carrying amount of the standby letters of credit, which consist of a letter of credit valuation allowance of $445, is a reasonable estimate of the fair value of those off-balance sheet items.

The estimated fair values of Fidelity's financial instruments are as follows:

                                                                    2002                               2001
                                                     -----------------------------------------------------------------------
                                                          Carrying           Fair            Carrying           Fair
December 31                                                Amount            Value            Amount            Value
----------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                             $    3,823        $    3,823        $  16,316         $  16,316
   Investment securities available for sale                  34,912            34,912           18,074            18,074
   Loans, net                                                73,087            74,532          104,432           105,705
   Interest receivable                                          411               411              642               642
   FHLB stock                                                 2,674             2,674            2,620             2,620

Liabilities
   Deposits                                                 106,791           109,097          120,155           122,877
   Long-term debt                                            13,586            14,199           24,650            25,839
   Interest payable                                             266               266              898               898
   Standby letters of credit                                    445               445              665               665

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


>>       Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Fidelity:

                            Condensed Balance Sheets

December 31                                                                                    2002             2001
----------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                                                 $     123        $        2
   Investment in common stock of subsidiaries                                                   13,958            16,440
   Loans, net                                                                                    2,814             2,317
   Subordinated debentures and other loan receivables
     from subsidiaries                                                                           1,500             2,875
   Income tax receivable                                                                         1,876             2,852
   Other assets                                                                                    199             1,238
                                                                                        ------------------------------------

       Total assets                                                                            $20,470           $25,724
                                                                                        ====================================

Liabilities
   Long-term debt                                                                              $10,586           $12,796
   Letter of credit valuation allowance                                                             61               300
   Other liabilities                                                                               235               733
                                                                                        ------------------------------------
       Total liabilities                                                                        10,882            13,829

Stockholders' Equity                                                                             9,588            11,895
                                                                                        ------------------------------------

       Total liabilities and stockholders' equity                                              $20,470           $25,724
                                                                                        ====================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


                         Condensed Statements of Income

Year Ended December 31                                                2002           2001         2000
----------------------------------------------------------------------------------------------------------
Income
   Dividends from subsidiaries
   Interest income                                                   $    560       $  652       $   711
   Other income                                                           614          364            21
                                                                  ----------------------------------------
       Total income                                                     1,174        1,016           732
                                                                  ----------------------------------------

Expense
   Interest expense                                                     1,113        1,375         1,412
   Provision for loan losses                                             (400)         595           100
   Letter of credit valuation provision                                               (715)
   Other expenses                                                       1,526          622         1,186
                                                                  ----------------------------------------
       Total expense                                                    2,239        1,877         2,698
                                                                  ----------------------------------------

Loss Before Income Tax and Equity in
   Undistributed (Distributions in Excess of)
   Income of Subsidiaries                                              (1,065)        (861)       (1,966)

Income Taxes (Benefit)                                                    976         (344)         (779)
                                                                  ----------------------------------------

Loss Before Equity in Undistributed (Distributions in Excess of)
   Income of Subsidiaries                                              (2,041)        (517)       (1,187)

Equity in Undistributed (Distributions in Excess of) Income of
   Subsidiaries                                                        (2,354)         741            31
                                                                  ----------------------------------------

Net Income (Loss)                                                     $(4,395)     $   224       $(1,156)
                                                                  ========================================

FIDELITY FEDERAL BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar Amounts in Thousands, Except Share Data)


                       Condensed Statements of Cash Flows

Year Ended December 31                                               2002          2001          2000
---------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                                $(4,395)     $    224       $(1,156)
   Adjustments to reconcile net income (loss) to net
     cash used by operating activities
       Depreciation and amortization                                      6            11            13
     Provision for loan losses                                         (400)          595           100
     Letter of credit valuation provision                                            (715)
     Funding on outstanding letters of credit                          (239)         (355)         (300)
     Gain on early extinguishment of debt                              (140)         (325)
     Loss on impairment of assets held for sale and changes in
       estimated useful lives of intangible assets                    1,096
     Loss on sale of subsidiary                                          64
     Undistributed net income (loss) of subsidiaries                  2,374          (741)          (31)
     (Increase) decrease in other assets                                921            10        (1,801)
     (Increase) decrease in other liabilities                          (498)         (149)          557
                                                               ------------------------------------------
     Net cash used by operating activities                           (1,211)       (1,445)       (2,618)
                                                               ------------------------------------------

Investing Activities
   Capital contributions to subsidiaries                                 (8)         (193)       (2,197)
   Proceeds from sale of subsidiary                                     461
   Principal payments received on notes from subsidiaries             1,375                       2,000
   Net change in loans                                                  (97)         (460)         (391)
                                                               ------------------------------------------
     Net cash provided (used) by investing activities                 1,731          (653)         (588)
                                                               ------------------------------------------

Financing Activities
   Repayment of long-term debt                                       (3,928)       (2,740)         (532)
   Proceeds from issuance of long-term debt                           1,858         1,471
   Sale of common stock                                               1,421         2,398         4,265
   Sale of stock warrants                                               250
                                                               ------------------------------------------
     Net cash provided (used) by financing activities                  (399)        1,129         3,733
                                                               ------------------------------------------

Change in Cash and Cash Equivalents                                     121          (969)          527

Cash and Cash Equivalents, Beginning of Period                            2           971           444
                                                               ------------------------------------------

Cash and Cash Equivalents, End of Period                           $    123     $       2      $    971
                                                               ==========================================

                             Corporation Information

Toll-Free Shareholder

Inquiries:   1.800.280.8280

If you have inquiries or questions regarding your Fidelity Federal Bancorp Shareholder account, call shareholder relations at 800.280.8280 or 812.424.0921 ext. 2226.

Stock Transfers, Dividend Payments
Dividend Reinvestment

Fidelity Federal Bancorp
Attn:  Debbie L. Merritt, Shareholder Relations
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347

Fidelity Federal Bancorp offers its Common shareholders a no-cost way in which to reinvest cash dividends. For additional information about this plan, contact us at the above address or phone number.

Financial Information

If you are seeking financial information, contact:
Mark A. Isaac, Chief Financial Officer
Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347
812.424.0921 ext. 3319


All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc. should be directed to:
Debbie Merritt,
Shareholder Relations.
Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347
812.424.0921 ext. 2226

Internet

Information on Fidelity Federal Bancorp is available on the Internet at: http://www.unitedfidelity.com

Common Stock Information

NASDAQ  National Market System
Ticker Symbol:  FFED

Market Makers

Knight Securities L.P.
Goldman, Sachs & Co.
Hill, Thompson, Magid & Co.
Hoefer & Arnett, Inc.

Products and Services

For specific information on products and services offered by the Company's banking subsidiary, United Fidelity Bank, fsb, call 800.280.8280 or 812.424.0921

Corporate Headquarters

Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347
800.280.8280
812.424.0921

Annual Meeting

Thursday, April 24, 2003
9:00 am (Central Daylight Time)
Sheraton Inn
8787 Keystone Crossing
Indianapolis, Indiana  46240

                            Fidelity Federal Bancorp

                               Board of Directors

William R. Baugh
Chairman Emeritus, Fidelity Federal Bancorp
Retired President, United Fidelity Bank, fsb

Paul E. Becker
President, Gaither Technologies STC
Director, United Fidelity Bank, fsb

Bruce A. Cordingley
President and Chief Executive Officer, Pedcor Investments
President and Chief Executive Officer, Pedcor Bancorp
Director, International City Bank, N.A. (Long Beach, CA)
Director, United Fidelity Bank, fsb
President, Chief Executive Officer, Village Housing Corporation

Jack Cunningham
Chairman of the Board, United Fidelity Bank, fsb
Chairman of the Board, Fidelity Federal Bancorp
Port of Evansville Wharfmaster

Donald R. Neel
President and Chief Executive Officer, Fidelity Federal Bancorp
President and Chief Executive Officer, Director, United Fidelity Bank, fsb

Gerald K. Pedigo
Chairman, Pedcor Bancorp
Chairman, Pedcor Investments
Director, International City Bank, N.A. (Long Beach, CA)

Barry A. Schnakenburg
President, U.S. Industries Group, Inc.
President, Barry Inc.
Director, United Fidelity Bank, fsb

Phillip J. Stoffregen
Executive Vice President and Chief Operating Officer, Pedcor Investments

                              Corporate Information
                                    Officers

Jack Cunningham                                 Mark A. Isaac
Chairman                                        Vice President, Chief Financial
                                                Officer

Bruce A. Cordingley                             Nancy K. Sweazey
Chairman, Executive Committee                   Vice President, Secretary

Donald R. Neel                                  Debbie L. Merritt
President, Chief Executive Officer              Assistant Vice President,
                                                Shareholder Relations



                            United Fidelity Bank, fsb
                                    Officers

Donald R. Neel                                  Marilyn A. Doyle
President and Chief Executive Officer           Assistant Vice President,
                                                Marketing and Sales

B. Eugene Dawson                                Dannel R. Garness
Senior Vice President, Commercial Lending       Assistant Vice President,
                                                Loan Administration

Mark A. Isaac                                   James W. Goodwin
Senior Vice President, Chief Financial Officer  Assistant Vice President,
                                                Consumer Lending

Thomas D. Wuerth                                Carrie L. Howard
Senior Vice President, Retail Banking           Assistant Vice President,
                                                Consumer Lending

Richard J. Goebel                               Barbara B. Hubbard
Vice President, Operations                      Assistant Vice President,
                                                Collections

Stephen C. Piper                                J. Michael Huston
Vice President, Mortgage Lending                Assistant Vice President,
                                                Northside Branch Manager

Nancy K. Sweazey                                G. Andrew Jenkins
Vice President, Human Resources, Secretary      Assistant Vice President,
                                                Mortgage Lending

William P. Wisuri                               Kristi R. Krack
Vice President, Consumer Lending                Assistant Vice President,
                                                Eastside Branch Manager

Gregory W. Brown                                Debbie L. Merritt
Assistant Vice President, Assistant Controller  Assistant Vice President,
                                                Facilities Management

W. Ray Buckman                                  Diane T. Tabor
Assistant Vice President, Consumer Lending      Assistant Vice President,
                                                Assistant Controller

Lawrence H. Coffman                             D. Brent Taylor
Assistant Vice President, Consumer Lending      Assistant Vice President,
                                                Branch Administration

Shanon L. Delong                                David W. Trout
Assistant Vice President, Internal Auditing     Assistant Vice President,
                                                Consumer Underwriter