Form 10-K, Exhibit 13
period 2003-12-31
FIDELITY FEDERAL BANCORP
filed 2004-03-29
CIK 910492

[FIDELITY FEDERAL BANCORP LOGO]

                               2003 Annual Report
                                    Contents


                                                                  Page
 -----------------------------------------------------------------------------


 Financial Highlights                                              2

 Letter to Our Shareholders                                        3

 Market Summary                                                    4

 Selected Statistical Information                                  4

 Management's Discussion and Analysis                              5

 Independent Auditor's Report                                      31

 Consolidated Balance Sheets                                       32

 Consolidated Statements of Income                                 33

 Consolidated Statements of Changes in Stockholders' Equity        35

 Consolidated Statements of Cash Flows                             36

 Notes to Consolidated Financial Statements                        38

 Corporate Information                                             68

                         [FIDELITY FEDERAL BANCORP LOGO]

                              Financial Highlights
             (Dollars In Thousands, Except Share and Per Share Data)

                                                             December 31,     December 31,
                                                                2003             2002          Change
------------------------------------------------------------------------------------------------------
Per Share
   Basic net income (loss) from continuing operations       $      0.02     $     (0.39)       105.13%
   Basic net income (loss) from discontinued operations                           (0.32)       100.00
   Basic net income (loss)                                         0.02           (0.71)       102.82
   Diluted net income (loss) from continuing operations            0.02           (0.39)       105.13
   Diluted net income (loss) from discontinued operations                         (0.32)       100.00
   Diluted net income (loss)                                       0.02           (0.71)       102.82
   Book value at year end                                          1.39            1.42         (2.11)
   Market price (bid) at year end                                  1.62            1.47         10.20

For the Year
   Net interest income                                      $     2,823     $     3,012         (6.27)%
   Provision for loan losses                                         13            (360)      (103.61)
   Non-interest income                                            3,878           3,507         10.58
   Non-interest expense                                           6,694           9,927        (32.57)
   Net income (loss) from continuing operations                     214          (2,407)      (108.89)
   Net income (loss) from discontinued operations                    --          (1,988)      (100.00)
   Net income (loss)                                                214          (4,395)      (104.87)

At Year End
   Total assets                                             $   175,390     $   132,290         32.58%
   Loans (net)                                                  100,437          73,087         37.42
   Total deposits                                               120,680         106,791         13.01
   Total stockholders' equity                                    13,367           9,588         39.41

Averages
   Total assets                                             $   149,577     $   159,625         (6.29)%
   Total earning assets                                         131,080         138,033         (5.04)
   Total loans                                                   82,553          94,821        (12.94)
   Total deposits                                               111,888         119,085         (6.04)
   Total stockholders' equity                                    12,668          11,936          6.13

Profitability Ratios
   Return on average assets                                        0.14%          (2.75)%
   Return on average stockholders' equity                          1.69          (36.82)
   Net interest margin                                             2.15            2.18

Loan Quality Ratios
   Net charge offs to average loans                                0.14%           0.99%
   Allowance for loan losses to loans at end of period             0.73            1.13
   Valuation allowance for letters of
      credit to total letters of credit                            1.05            1.50

Savings Bank Capital Ratios
   Tangible capital to adjusted total assets                       6.87%           8.52%
   Risk-based capital ratios
     Tier I capital                                                9.16            9.95
     Total risk-based capital                                     13.62           12.53

 Other Data
    Average common and common equivalent shares outstanding   8,932,084       6,183,269
    Number of full-time equivalent employees at year end             62              73
    Number of banking offices                                         5               5

                           Letter to Our Shareholders


In 2003, our primary focus was to increase the overall value of the organization through community banking activities. The Company's growth in 2003, we believe, can be attributed to adherence to old-fashioned community banking values, where service to our customers and to our community is of paramount concern.

The year 2003 was one of many accomplishments for the Company. These included:

o The Company recorded net income in 2003 following a $4.4 million loss in 2002. We believe that the continued expansion of our earning assets, along with stabilization of non-interest income and expense, will position the Bank for improved earnings in future years.

o Total assets increased 33% to approximately $175 million, due in part to increases in the Bank's consumer and commercial lending portfolios.

o Total loans increased to approximately $101 million at year's end, a 37% increase over last year.

o Non-interest income increased by approximately 11%, and non-interest expense decreased by approximately 33% in 2003.

o Net losses on loans declined to 0.14% of total loans in 2003, the lowest level in many years.

o Additional progress was made in our asset quality. Total classified assets decreased by 70% to $1.8 million at December 31, 2003 compared to $6.0 million at December 31, 2002. Total non-performing assets declined by 43% to $1.7 million.

o The Company further increased its balance sheet and equity base by successfully raising $4.1 million in additional equity capital in 2003, and using these funds to reduce overall unsecured debt levels. This has had the impact of supporting growth, reducing the burden of servicing debt, and increasing net income.

o Free Internet banking, including free bill payment, was introduced in 2003 and has provided additional convenience for our customers.

While proud of these accomplishments, we realize the importance of maintaining our momentum and focus during 2004 and beyond. We must continue to strive to better position the Company for improved earnings in future years, recognizing that value is built over the long-term, not by meeting quarterly targets. We believe that after 2003 we are better positioned to achieve our goals by maintaining our commitment to exceed customer expectations and serve our community.


Jack Cunningham                                               Donald R. Neel
Chairman of the Board                                         President and CEO

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

                                              2003                                2002
                                  ---------------------------------------------------------------------
                                     Common Stock Bid Prices            Common Stock Bid Prices
                                  ---------------------------------------------------------------------
 Year Ended December 31               High              Low              High              Low
 ------------------------------------------------------------------------------------------------------
 First quarter                         $1.75           $1.21              $3.15            $2.30
 Second quarter                         1.53            1.12               2.95             2.15
 Third quarter                          1.75            1.25               2.50             1.75
 Fourth quarter                         1.88            1.50               2.15             1.30

We did not pay any cash dividends on our common stock in 2003 or 2002. Fidelity's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. We do not anticipate paying cash dividends in the foreseeable future. As of February 25, 2004, shares were held of record by approximately 429 shareholders.

                                                Selected Statistical Information
                                  (Dollars In Thousands, Except Share and Per Share Data)
                                                                                                                Six months
                                                                                                                   ended
 Selected Financial Data as of                   December 31,    December 31,     December 31,  December 31,    December 31,
                                                     2003             2002            2001          2000           1999
 ---------------------------------------------------------------------------------------------------------------------------
    Total assets                                   $175,390        $132,290         $159,659      $166,466       $171,457
    Interest-bearing deposits                         1,263           2,369           14,605        14,718         22,911
    Investment securities available for sale         52,208          34,912           18,074        21,001         24,305
    Loans, net                                      100,437          73,087          104,432       107,842         96,919
    Deposits                                        120,680         106,791          120,155       126,944        135,016
    Borrowings                                        8,077          10,586           12,317        13,939         14,465
    Federal Home Loan Bank advances                  31,550           3,000           12,333         9,903          9,039
    Stockholders' equity                             13,367           9,588           11,895         8,775          5,427

 Selected Operations Data for
    Year Ended
    Interest income                              $    6,650      $    9,034        $  11,455     $  12,100       $  6,019
    Interest expense                                  3,827           6,022            8,501         8,457          4,268
                                              -----------------------------------------------------------------------------
    Net interest income                               2,823           3,012            2,954         3,643          1,751
    Provision for loan losses                            13            (360)           1,349           670          1,345
                                              -----------------------------------------------------------------------------
    Net interest income after provision for
      loan losses                                     2,810           3,372            1,605         2,973            406
    Non-interest income                               3,878           3,507            3,933         1,816          1,001
    Non-interest expense                              6,694           9,927            5,698         7,314          5,148
                                              -----------------------------------------------------------------------------
    Income (loss) from continuing operations
      before tax                                         (6)         (3,048)            (160)       (2,525)        (3,741)
    Income tax benefit                                 (220)           (641)            (384)       (1,369)        (1,671)
                                              -----------------------------------------------------------------------------
    Income (loss) from continuing operations            214          (2,407)             224        (1,156)        (2,070)
                                              -----------------------------------------------------------------------------
    Loss from discontinued operations before              -          (1,537)
      tax
    Income tax expense                                    -             451
                                              -----------------------------------------------------------------------------
    Loss from discontinued operations                     -          (1,988)
                                              -----------------------------------------------------------------------------
    Net income (loss)                               $   214      $   (4,395)       $     224    $   (1,156)      $ (2,070)
                                              =============================================================================

 Selected Financial Ratios
    Return on average assets                          0.14%          (2.75)%           0.14%        (0.71)%        (2.41)%
    Return on stockholders' equity                    1.69          (36.82)            2.18        (16.14)        (51.37)
    Net interest margin                               2.15            2.18             2.03          2.49           2.24
    Net interest spread                               2.11            2.23             2.12          2.33           2.00
    Tangible equity to assets at year end             6.87            8.52             8.48          8.42           6.78
    Allowance for loan losses to loans                0.73            1.13             2.01          1.75           2.04
    Allowance for loan losses to                     49.33           91.48            55.90        222.27         179.96
      non-performing loans
    Dividend payout ratio                              N/A             N/A              N/A           N/A            N/A

 Per Share Data
    Diluted net income (loss) from continuing   $     0.02     $     (0.39)        $   0.04    $    (0.29)     $   (0.66)
      operations
    Diluted net income (loss) from                                   (0.32)
      discontinued operations
    Diluted net income (loss)                         0.02           (0.71)            0.04         (0.29)         (0.66)
    Basic net income (loss) from continuing           0.02           (0.39)            0.04         (0.29)         (0.66)
      operations
    Basic net income (loss) from discontinued                        (0.32)
      operations
    Basic net income (loss)                           0.02           (0.71)            0.04         (0.29)         (0.66)
    Cash dividends declared
    Book value at year end                            1.39            1.42             1.99          1.90           1.72
    Closing market price (bid) at year end            1.62            1.47             2.30          1.31           1.25
    Number of average common and common
      equivalent shares outstanding              8,932,084       6,183,269        5,146,726     4,057,168      3,147,662

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Special Note Regarding Forward-Looking Statements

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Fidelity Federal. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

Portions of this Management's Discussion and Analysis, as well as the notes to the consolidated financial statements and the Letter To Our Shareholders, contains or incorporates by reference certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed in the Management Discussion and Analysis, notes to the consolidated financial statements and the Letter to Shareholders, that could cause actual results to differ materially from those contemplated in such forward-looking statements. A few uncertainties which could affect our future performance include, without limitation, the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in the securities markets. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in other filings from time to time when considering any forward-looking statement.

We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

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

Operating Strategy
Fidelity's strategy is to continue to operate as an independent, community-oriented financial institution dedicated to meeting the financial needs of consumers and businesses in its market area. Fidelity prides itself in meeting or exceeding customer expectations. Fidelity emphasizes mortgage and commercial lending activities, as well as increasing its portfolio of consumer loans. The strategy also includes continued management of its portfolio of mortgage-backed securities, and to increase core deposit growth to support growth in loans and investments.

Performance Overview
The primary source of Fidelity's revenue is net interest income from loans and deposits, fees generated from loan sales and fees from financial services provided to customers. Economic factors, such as interest rates, business spending and consumer confidence, in addition to competition, influences loan and deposit volume that is generated by Fidelity.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Fidelity's earnings increased $4.6 million over 2002. Net interest income decreased slightly and provision for loan losses increased, while being offset by higher noninterest income and a significant decrease in noninterest expense. Nonrecurring losses in 2002 were incurred from discontinued operations and valuation allowances established against a deferred tax asset, and a retained interest in a securitization transaction.

Net income per share was $0.02 compared to a loss of ($0.71) in 2002. Return on assets and return on equity for 2003 were 0.14% and 1.69%, respectively, compared to (2.75)% and (36.82)% for 2002, respectively.

Fidelity's balance sheet increased from $132.3 million at December 31, 2002 to $175.4 million at December 31, 2003. This increase was attributed to growth in the investment and loan portfolios. This growth was funded primarily by increases in certificate of deposits and Federal Home Loan Bank advances. A $4.0 million increase in regulatory capital during the second quarter of 2003 supported balance sheet expansion.

During 2003, interest rates declined to record low levels, creating an unprecedented volume of mortgage loan originations, and contributing to the increase in non-interest income. However, mortgage loan volume slowed in the third quarter as interest rates began to rise.

Fidelity increased its consumer loan portfolio by $19.3 million to $39.0 million at December 31, 2003, primarily through acquisition of loans through its network of automobile dealers. The capacity to increase the portfolio was created when the Company completed a $49.5 million automobile securitization transaction near the end of 2002. Commercial real estate and commercial loans increased by $4.4 million in 2003. The primary collateral sources on these loans have been income-producing residential properties, and owner-occupied commercial real estate.

Fidelity's classified assets have continued to decrease over the past three years. Total classified assets have declined from $7.7 million at December 31, 2001 to $1.8 million at December 31, 2003. Due to a loan payoff subsequent to year-end, the level of classified assets declined further to $1.3 million.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002

Total assets at December 31, 2003 increased $43.1 million to $175.4 million from $132.3 million in December 2002, primarily due to the increases in mortgage-backed securities available for sale of $17.3 million and an increase in net loans of $27.4 million. Average assets for the year ended December 31, 2003 decreased by $10.0 million from $159.6 million at December 31, 2002 to $149.6 million at December 31, 2003. The decrease in total average assets is primarily due to decreases in the consumer loan category resulting from the $49.5 million loan securitization transaction completed in late 2002. As a result, average consumer loan outstandings for 2003 decreased $12.0 million from the prior year. In addition, loan workout activities reduced foreclosed assets held for sale from an average of $1.8 million in 2002 to $920,000 for December 31, 2003.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Loans
The following table shows the composition of Fidelity's loan portfolio:

                                            December         December        December         December         December
                                              2003             2002            2001             2000             1999
 ----------------------------------------------------------------------------------------------------------------------------
                                                              (Dollars In Thousands)
 Real estate mortgage loans
    First mortgage loans
      Conventional                           $  41,754        $  36,157       $  43,929        $  47,809        $  48,845
      Construction                               2,042            1,909             513            1,274            1,867
      Commercial                                 9,144            5,645           6,114            6,873            8,576
      Multi-family loans                           213            3,083           3,856            4,350            3,629
      First mortgage real estate loans
         Purchased                                 778              627             745            1,753            1,899
    Home equity loans                            5,067            4,586           4,577            5,274            5,567
                                        -------------------------------------------------------------------------------------
                                                58,998           52,007          59,734           67,333           70,383
    Commercial and industrial                    3,138            2,210           1,848            2,305            4,154
    Consumer loans                              39,038           19,707          44,988           40,125           24,403
                                        -------------------------------------------------------------------------------------
        Total loans                            101,174           73,924         106,570          109,763           98,940
    Allowance for loan losses                     (737)            (837)         (2,138)          (1,921)          (2,021)
                                        -------------------------------------------------------------------------------------

        Net loans                           $  100,437        $  73,087        $104,432         $107,842        $  96,919
                                        =====================================================================================

        Total assets                          $175,390         $132,290        $159,659         $166,466         $171,457
                                        =====================================================================================

        Total loans to total assets             57.7%            55.9%           66.7%            65.9%             57.7%

Fidelity sold most of its fixed-rate conventional mortgage loans, recorded the gain or loss at the time of sale and used the proceeds to fund future originations. During 2003, Fidelity generated $45.7 million in fixed-rate and adjustable-rate 1-4 family loans. Total conventional real estate mortgages increased by $5.6 million in 2003.

Total commercial real estate loans outstanding have increased by approximately $3.5 million in 2003 and total commercial and industrial loans have increased by approximately $900,000. Continued growth is expected in these two loan categories in 2004.

Multi-family loans decreased from $3.1 million at December 31, 2002 to $213,000 at December 31, 2003. During the second quarter of 2003, two classified multifamily loans totaling $2.6 million were sold at the contract balance. This transaction involved a related party and is discussed in the "Related Party" footnote.

Consumer loans increased by $19.3 million to $39.0 million at December 31, 2003. The portfolio is primarily composed of prime automobile loans generated through a network of automobile dealers in Indiana, Kentucky, Illinois and Missouri. In connection with United's strategic plan, United may increase its consumer loan portfolio to 28% of total assets. At December 31, 2003, United's consumer loans to total assets was 22.3%.

Fidelity has no loans to foreign governments, foreign enterprises, foreign operations of domestic companies or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed ten percent of total loans.

Loan Maturities
The following table sets forth the remaining maturities for commercial loans as of December 31, 2003:

                                    Within One       One to Five
                                       Year             Years       After Five Years       Total
                                ------------------------------------------------------------------------
                                                            (In Thousands)
 Predetermined interest rates          $   409              $434                            $   843
 Floating interest rates                   968               190           $1,137             2,295
                                ------------------------------------------------------------------------

                                        $1,377              $624           $1,137            $3,138
                                ========================================================================

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Non-Performing Loans
Fidelity discontinues the accrual of interest income on loans when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan reaches a ninety day or more past due status, the asset is generally repossessed or sold, if applicable, or the foreclosure process is initiated and the loan is re-classified to other real estate owned to be sold. A loan could be placed in a nonaccrual status sooner than ninety days if management knows the customer has abandoned the collateral and has no intention of repaying the loan.

Typically, when a loan reaches non-accrual status, the accrued interest is reversed from income, unless strong evidence exists that the value of the collateral would support the collection of interest in a foreclosure situation. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Income received on nonaccrual and restructured loans was $43,000 for the year ended December 31, 2003, $23,000 for the year ended December 31, 2002 and $22,000 for the year ended December 31, 2001. Additional interest income of approximately $19,000, $63,000 and $237,000 for the years ended December 31, 2003, 2002 and 2001, respectively, would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

The following table provides information on Fidelity's non-performing loans.

                                                     December 31,    December 31,   December 31,    December 31,    December 31,
                                                         2003            2002           2001            2000            1999
                                                   --------------------------------------------------------------------------------
                                                                               (Dollars In Thousands)
 Non-accrual loans
    Real estate mortgage                                $  788            $  356        $  130                       $   253
    Home equity                                            127
    Consumer                                               233               131           116
    Multi-family                                                                                       $  148            229
    Commercial                                             267               388         3,291            472
                                                   --------------------------------------------------------------------------------
 Total non-accrual loans                                 1,415               875         3,537            620            482
 Restructured
    Consumer                                                                  39           190            115             75
    Commercial                                                                              53            119            118
                                                   --------------------------------------------------------------------------------
 Total restructured loans                                                     39           243            234            193
 90 days or more past due and accruing
    Consumer                                                54                              23             10            135
    Commercial                                             233                              22                           313
    Mortgage                                                                   1
                                                   --------------------------------------------------------------------------------
 Total 90 days or more past due and accruing               287                 1            45             10            448

                                                   --------------------------------------------------------------------------------
        Total non-performing loans                      $1,702              $915        $3,825         $  864         $1,123
                                                   ================================================================================

 Ratio of non-performing loans to total loans             1.68%             1.24%         3.59%          0.79%          1.14%
                                                   ================================================================================

The increase in non-performing loans in 2003 is primarily due to one residential real estate loan totaling $451,000 on which accrual of interest income was ceased during the first quarter of 2003. The property was in the foreclosure process at year end. The proceeds of the sale completed subsequent to year-end were sufficient to repay principal, accrued interest, and other expenses. Approximately $233,000 of the $267,000 in commercial non-accrual loans is associated with one property that represents a small portion of a participated loan. Management believes that reserves for this loan are adequate.

Analysis of Allowance for Loan Losses and Letter of Credit Valuation Allowance Fidelity establishes its provision for loan losses and letter of credit valuation provision and evaluates the adequacy of the allowance for loan losses and its letter of credit valuation reserve based on management's evaluation of the performance of its loan and letter of credit portfolios. All of United's letters of credit are backed by similar collateral; which are low income housing apartment complexes. All letters of credit secure municipal bond issuances that fund the affordable housing projects and pay low floater interest rates. The risks associated with these credits are similar to any other apartment complex that secures financing through a more traditional commercial loan. The remaining risk is the properties are all low-income housing properties and must comply with the appropriate governmental regulations. Compliance is monitored by United to ensure that all regulatory issues are met to avoid a situation in which the letters of credit could be called upon.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

This evaluation, which includes a review of all loans and letters of credit for which full collectibility may not be reasonably assured, considers among other matters, the present value of expected cash flows, the estimated fair value of the underlying collateral, economic conditions, historical loss experience, the composition of the portfolios and other factors that warrant recognition in providing for an adequate loan loss allowance and letters of credit valuation allowance. This evaluation is performed on a quarterly basis and is designed to ensure that all relevant matters affecting collectibility will consistently be identified in a detailed review and that the outcome of the review will be considered in a disciplined manner by management in determining the necessary allowances and related provisions. The amounts actually reported in each period will vary with the outcome of this detailed review.

Classified Assets and Letters of Credit

                                                     December 31,         December 31,      December 31,
                                                         2003                 2002              2001
                                               --------------------------------------------------------------
                                                                      (Dollars In Thousands)
 Classified assets                                     $1,757                  $6,024            $7,357
 Classified letters of credit                                                                       350
                                               --------------------------------------------------------------

      Total classified assets                          $1,757                  $6,024            $7,707
                                               ==============================================================

Classified assets and letters of credit of Fidelity totaled $1.8 million at December 31, 2003 compared to $6.0 million at December 31, 2002, a decrease of 70.0%. Total classified assets were 12.2% and 55.4% of Fidelity's capital and reserves at December 31, 2003 and December 31, 2002, respectively, and 12.7% and 27.5% of United's core capital and reserves. In addition to the classified assets and letters of credit, there are other assets and letters of credit totaling $6.2 million at December 31, 2003 for which management was closely monitoring the borrowers' abilities to comply with payment terms.

Impaired loans are those that management believes will not perform in accordance with the original loan terms. At December 31, 2003 and December 31, 2002, Fidelity had impaired loans totaling $775,000 and $3.5 million respectively. The allowances for loan losses on such impaired loans totaled $169,000 and $332,000, which were included in Fidelity's allowance for loan losses at December 31, 2003 and December 31, 2002 respectively. Using similar guidelines for impaired loans, impaired letters of credit at December 31, 2003 and December 31, 2002 totaled $0 compared to $350,000 at December 31, 2001. Impaired loans do not include large groups of homogeneous loans that are collectively evaluated for impairment, such as residential mortgage and consumer installment loans.

Other Real Estate Owned
Other real estate owned totaled $30,000 at December 31, 2003, compared to $2.1 million at December 31, 2002. United disposed of a commercial real estate property with a value of $1.9 million during the second quarter of 2003 and two residential duplex units in the first quarter of 2003.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Allowance for Loan Losses
The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the years ended December 31, 2003, 2002, 2001 and 2000, and the six months ended December 31, 1999:

                                       December 31,     December 31,     December 31,      December 31,      December 31,
                                           2003             2002             2001              2000              1999
 ----------------------------------------------------------------------------------------------------------------------------
                                                                   (Dollars In Thousands)
 Allowance for loan losses
    at beginning of period               $     837        $  2,138          $  1,921         $  2,021         $   3,521
                                     ----------------------------------------------------------------------------------------
 Loan charge offs
    Real estate mortgage                         2                                                 80
    Multi-family                                               469               606              683             2,631
    Commercial                                               1,158               354               12                11
    Consumer                                   234             327               441              391               235
                                     ----------------------------------------------------------------------------------------
      Total loan charge offs                   236           1,954             1,401            1,166             2,877
                                     ----------------------------------------------------------------------------------------
 Loan recoveries
    Real estate mortgage                                                           7
    Multi-family                                24             937               200              317                 3
    Commercial                                                                                     20                 3
    Consumer                                    99              76                62               59                26
                                     ----------------------------------------------------------------------------------------
      Total loan recoveries                    123           1,013               269              396                32
                                     ----------------------------------------------------------------------------------------
 Net charge offs                               113             941             1,132              770             2,845
 Provision for loan losses
  transferred to held for sale                (479)           (564)
 Provision for loan losses                     492             204             1,349              670             1,345
                                     ----------------------------------------------------------------------------------------
 Total net provision for loan losses            13            (360)            1,349              670             1,345
                                     ----------------------------------------------------------------------------------------
 Allowance for loan losses
    at end of period                    $      737        $    837         $   2,138        $   1,921         $   2,021
                                     ========================================================================================
 Ratio of net charge offs to
    average loans outstanding
    during period                             0.14%           0.99%             1.02%            0.72%             5.20%
                                     ========================================================================================
 Ratio of provision for loan
    losses to average loans
    outstanding during period                 0.02%          (0.38)%            1.21%            0.63%             2.46%
                                     ========================================================================================
 Ratio of allowance for loan
    losses to total loans
    outstanding at year end                   0.73%           1.13%             2.01%            1.75%             2.04%
                                     ========================================================================================
 Average amount of loans
    outstanding for the period           $  82,553         $94,821          $111,572         $106,599          $108,455
                                     ========================================================================================
 Amount of loans outstanding
    at end of period                     $ 101,174         $73,924          $106,570         $109,763          $ 98,940
                                     ========================================================================================

During the year ended December 31, 2003 and 2002, net charge-offs consisted primarily of consumer loans. Consumer loan charge-offs of $234,000 were recognized in 2003 compared to $327,000 in the prior year. Consumer loan recoveries of $99,000 were received in 2003 compared to $76,000 in 2002. Charge-offs of $469,000 and $606,000 were recorded on multifamily loans in 2002 and 2001 compared to zero in 2003. During 2002 a subsidiary of United held general partnership interest in seventeen partnerships. Under the terms of the partnership agreement, the general partner was obligated to fund certain cash flow deficits of the particular partnership, or risk defaulting on loans. A default could have had a negative impact for the partners, including the company-owned general partner, such as causing recapture of tax credits. As such, funds would be loaned to the various partnerships to meet obligations. At the time the loans were made, they were fully reserved through additional provisions to the allowance for loan loss, due to the performance of the partnerships and the assessment of the quality of the credit. The loans were then charged-off.

Recoveries of $937,000 and $200,000 were received on multifamily loans in 2002 and 2001, respectively, compared to $24,000 in 2003. Due to the poor performance of certain multifamily loans in prior periods and management's assessment of allowances necessary to reflect the credit quality of these loans, specific reserves were created and certain charge-offs recorded. Several of these loans were refinanced through third parties during the past three years. The refinancing activities generally created additional cash flow because of reduced interest rates. As these loans were paid off, the reserves previously established for these loans were reversed or recorded as recoveries to the extent that the payments received exceeded the charged down balances.

The provision for loan losses increased from $204,000 in 2002 to $492,000 in 2003 due to the $27.3 million increase in total loans outstanding. In the prior year, operating deficit guarantees provided by Pedcor resulted in payments being made to Fidelity in the event that cash flows from properties were negative, based on a pre-determined computation. These guarantees and contingent liabilities were terminated upon the sale of the partnerships during the fourth quarter of 2002.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Fidelity's letter of credit valuation allowance was $291,000 at December 31, 2003 compared to $445,000 at December 31, 2002. The decrease is primarily due to the reduction in classified letters of credit, primarily due to efforts to refinance the credits on a non-recourse basis in 2001, 2002 and 2003. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $27.8 million at December 31, 2003 compared to $29.7 million at December 31, 2002 and $30.5 million at December 31, 2001. The valuation allowance for letters of credit totaled 1.0% of outstanding letters of credit at December 31, 2003 compared to 1.5% at December 31, 2002. The allowance for loan losses and letters of credit to total loans and letters of credit at December 31, 2003 and 2002 was 0.80% and 1.24%, respectively. Management is not currently aware of any additional letters of credit that are expected to be called or funded. Management considers the allowance for loan losses and valuation allowance for letters of credit adequate to meet losses inherent in the loan and letter of credit portfolios at December 31, 2003.

The provision for consumer loans was credited in connection with consumer loans transferred to held for sale for $479,000 for 2003 compared to a credit of $564,000 in 2002. The credit during 2003 and 2002 is primarily attributable to the reduction in allocated reserves previously set aside for consumer loans as a result of completing consumer loan sales during each year in addition to a securitization transaction in 2002. Fidelity will generally complete consumer loan sales during the month the loans are identified for sale, therefore no consumer loans were identified as held for sale at December 31, 2003.

Allocation of Allowance for Loan Losses
The allocation for loan losses and the percentage of loans within each category to total loans at December 31, 2003, 2002, 2001, 2000 and 1999 are as follows:

                                                                      Allocation of Amount
                                    -----------------------------------------------------------------------------------------
                                      December 31,      December 31,     December 31,      December 31,      December 31,
                                          2003              2002             2001              2000              1999
 ----------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars In Thousands)
 Real estate mortgage                     $    64          $    91           $    80         $     49          $     49
 Home equity                                   39               23                23               53                54
 Multi-family                                   2              150               258              514               482
 Consumer                                     363              247               505              628               496
 Commercial                                   269              326             1,272              677               940
                                    -----------------------------------------------------------------------------------------

      Total                                $  737           $  837            $2,138           $1,921            $2,021
                                    =========================================================================================

                                                               Percentage of Loans to Total Loans
                                    -----------------------------------------------------------------------------------------
                                      December 31,      December 31,     December 31,      December 31,      December 31,
                                          2003              2002             2001              2000              1999
 ----------------------------------------------------------------------------------------------------------------------------
 Real estate mortgage                       43.0%            52.3%             42.4%            45.2%             45.7%
 Home equity                                 5.0              6.2               4.3              4.8               5.5
 Multi-family                                0.2              4.2               3.6              3.4               5.9
 Consumer                                   38.7             26.7              42.2             36.6              30.0
 Commercial                                 13.1             10.6               7.5             10.0              12.9
                                    -----------------------------------------------------------------------------------------
      Total                                100.0%           100.0%            100.0%           100.0%            100.0%
                                    =========================================================================================

Association with Affordable Housing
Fidelity previously held a general partnership in seventeen affordable housing real estate development projects located throughout Indiana, Illinois and Kentucky. Management considers the projects and properties to be in good condition. In December 2002, Fidelity sold its general partnerships investments in these seventeen partnerships but retained limited partnership interests in two of the seventeen sold. As a limited partner, Fidelity is not responsible for the management and operating deficits of the partnerships, it only holds one letter of credit in connection with these properties.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table summarizes Fidelity's reduction in current and contingent liabilities associated with these projects:

                                                                    Activities associated with Section 42
                                                                    -------------------------------------
                                                   Conventional        General
                                                       Bank            Partner    Additional      Equity           Letters of
                                                     Financing          Loans        Notes      Investments           Credit
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2000                          $2,757                                       $ 283             $15,613
  Disbursements/investments                                                         $  585
  Paydowns, payoffs, or loss on investment               (14)                                       (105)            (10,081)
  Charge-offs or funding on
    outstanding letters of credit                         (1)                         (585)          (88)             (2,976)
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2001                           2,742                                          90               2,556
  Disbursements/investments                               99                           277
  Sale of partnership interest                                                                        78
  Paydowns, payoffs, or loss on investment              (176)                                        (64)               (315)
  Charge-offs or funding on
    outstanding letters of credit                        (99)                         (277)          (37)                (35)
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2002                           2,566                                          67               2,206
                                                 -----------------------------------------------------------------------------
  Disbursements/investments
  Sale of partnership interest
  Paydowns or payoffs/loss on investment              (2,566)                                        (22)             (1,700)
  Charge-offs                                                                                          -
                                                 -----------------------------------------------------------------------------
Balance at December 31, 2003                        $      0            $  0         $   0         $  45              $  506
                                                 =============================================================================

                                                  Specific reserves included in allowance for loan losses
                                                  -------------------------------------------------------
                                                                                                    Specific        Valuation
                                                   Conventional      General       Allowance        Reserves        Allowance
                                                  Bank Financing     Partner      Additional       for equity      for Letters
                                                                      Loans          Notes        Investments       of Credit
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2000                           $ 248                                                         $4,754
  Provision-year ended December 31, 2001                 216                          $585                           (1,493)
  Funding on outstanding letter of credit                                                                            (2,976)
  Reclassification                                      (219)
  Charge-offs                                                                         (585)
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2001                             245                                                            285
  Provision-year ended December 31, 2002                   9                           277                              (61)
  Charge-offs                                           (126)                         (277)                            (224)
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2002                             128
Provision - year ended December 31, 2003                (128)
                                                 -------------------------------------------------------------------------------
Balance at December 31, 2003                          $    0          $    0        $    0       $     0              $   0
                                                 ===============================================================================

Investment Securities
United's investment policy is reviewed annually by its Board of Directors. Any significant changes to the policy must be approved by the Board. The Board has an interest rate risk management committee, which is responsible for keeping the investment policy current.

At December 31, 2003, the investment portfolio represented 29.8% of Fidelity's assets, compared to 26.4% at December 31, 2002, and is managed in a manner designed to meet the Board's investment policy objectives. During 2003 and 2002, due to continued reductions in the loan portfolios, excess liquidity was reinvested in lower risk investment securities. The primary objectives, in order of priority, are to further the safety and soundness of Fidelity, to provide for the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of Fidelity's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. Fidelity expects moderate investment activity in 2004, which would include new purchases to reinvest investment in maturity and paydowns on the mortgage-back portfolio. At December 31, 2003, the entire investment portfolio was classified as available for sale. The net unrealized loss at December 31, 2003, which is included as a component of stockholders' equity, was $209,000 and was comprised of gross unrealized gains of $50,000 and gross unrealized losses of $386,000 and tax expense of $127,000. The change in the unrealized loss from December 31, 2002, was caused primarily by market interest rate changes during the period. Although the entire portfolio is classified as available for sale, management has not identified specific investments for sale in future periods.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table sets forth the components of United's available-for-sale investment portfolio as of December 31, 2003, 2002, and 2001:

                                                  December 31,    December 31,     December 31,
                                                      2003            2002             2001
 -------------------------------------------------------------------------------------------------
                                                               (Dollars In Thousands)
    Mortgage-backed securities
    Federal Home Loan Mortgage Corporation            $  6,739         $17,148         $    443
    Federal National Mortgage Association               25,203           3,382              625
    Government National Mortgage Association            20,266          14,382           17,006

                                                --------------------------------------------------

        Total securities available for sale            $52,208         $34,912          $18,074
                                                ==================================================

In 2003, United's investment securities portfolio increased by $17.3 million to $52.2 million compared to $34.9 million at December 31, 2002. Prepayment rates generally can be expected to increase during periods of lower interest rates as some of the underlying mortgages are refinanced at lower rates. Conversely, the average lives of these securities generally are extended as interest rates increase.

Due to available liquidity and borrowing capacity, United's investment portfolio has increased from $18.1 million at December 31, 2001 to $52.2 million at December 31, 2003. Management anticipates portfolio growth in 2004 to be more moderate.

The following table sets forth the contractual maturities of investment and mortgage-backed securities as of December 31, 2003, and the weighted average yields of such securities. The contractual maturities of mortgage-backed securities are not typically indicative of the actual holding period for such investments, as pre-payments on the underlying mortgage loans will reduce the average life of the investment, based on prevailing market interest rates.

                           ----------------------------------------------------------------------------------------------
                                               After One But     After Five But
                            Within One Year  Within Five Years  Within Ten Years    Over Ten Years         Total
 ------------------------------------------------------------------------------------------------------------------------
                             Amount   Yield   Amount    Yield    Amount    Yield    Amount   Yield    Amount    Yield
 ------------------------------------------------------------------------------------------------------------------------
                                                              (Dollars In Thousands)
 Federal Home Loan Mortgage
    Corporation                                                                   $  6,739     4.05% $ 6,739      4.05%
 Federal National Mortgage
    Association                                                  $4,621     3.98%   20,582     3.78   25,203      3.82
 Government        National
    Mortgage                                                                        20,266     3.15   20,266      3.15
    Association
                           -----------      -----------        -----------        -----------       -----------

      Total                    $ 0                $0             $4,621     3.98%  $47,587     3.55% $52,208      3.59%
                           ===========      ===========        ===========        ===========       ===========

      Percent of total        0.00%             0.00%            8.85%                91.15%           100.00%
                           ===========      ===========        ===========        ===========       ===========

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

Average deposits decreased by $7.2 million for the year ended December 31, 2003. The primary categories affecting the decrease are as follows:

o Average retail certificate of deposits decreased by $6.4 million, or 7.4% due to the maturity of higher interest-bearing deposits and lower reinvestment opportunities for the customers.

o        Average money market accounts decreased $2.9 million, or 30.2%.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


During the current low interest rate environment, customer preferences have shifted to shorter-term liquid deposit products and other deposit alternatives.

These decreases were partially offset by increases in the following:

o        Demand deposits increased $600,000 or 12.1%
o        Savings increased $512,000 or 10.3%
o        NOW accounts increased $1.1 million or 8.4%.

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the years ended December 31, 2003, 2002 and 2001.

                                              December 31,              December 31,                December 31,
                                                  2003                      2002                        2001
                                        ----------------------------------------------------------------------------------
 Average Deposits                           Amount       Rate        Amount         Rate        Amount          Rate
 -------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars In Thousands)
 Demand                                     $   5,564                 $   4,964                 $   2,654
 NOW accounts                                  13,792      0.49%         12,720      0.90%         11,009       1.78%
 Money market accounts                          6,743      0.86           9,664      1.42          13,808       3.59
 Savings accounts                               5,470      0.62           4,958      0.75           4,497       1.60
 Certificates of deposit                       80,122      3.39          86,531      4.71          91,706       6.10
 Brokered deposits                                197      3.55             248      6.05           2,179       6.06
                                        ---------------           ---------------           ----------------

          Totals                             $111,888      2.58%       $119,085      3.68%       $125,853       5.16%
                                        ===============           ===============           ================

The current interest rate environment and local market conditions presented significant repricing opportunities during 2003 and 2002, resulting in an overall average yield of 2.58% on the deposit portfolio compared to 3.68% in 2002 and 5.16% in 2001.

Deposits at December 31, 2003 were $120.7 million compared to $106.8 million at December 31, 2002. This increase is primarily associated with the use of public certificates of deposit to assist in balance sheet growth in the last half of 2003. Management anticipates a portion of these funds upon maturity will be replaced with core deposits and brokered deposits in 2004. During the fourth quarter of 2003, United actively began to utilize brokered deposits to help fund asset growth in 2003.

The following table summarizes certificates of deposit in amounts of $100,000 or more by maturity as of the following dates:

                                        December 31,              December 31,              December 31,
                                            2003                      2002                      2001
---------------------------------------------------------------------------------------------------------
                                                             (Dollars In Thousands)
Three months or less                    $  18,168                   $  5,486                 $  3,661
Three to six months                         6,929                      4,591                    3,877
Six to twelve months                        1,565                      1,139                    1,067

Federal Home Loan Bank advances
Fidelity's investment and loan growth in 2003 was also facilitated by utilizing FHLB advances. FHLB advances outstanding increased from $3.0 million at December 31, 2002 to $31.6 million at December 31, 2003. To the extent that funding through deposits and other sources is not sufficient, United will continue to utilize FHLB advances to fund additional growth.

Borrowings
Fidelity's borrowings consisted primarily of FHLB advances, senior notes, junior notes and unsecured notes. Of the $39.6 million outstanding at December 31, 2003, $31.6 million were FHLB advances.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Fidelity's borrowings, other than FHLB advances, decreased $2.5 million to $8.1 million at December 31, 2003.

o Notes payable secured by multi-family mortgages totaling $2.4 million were paid off during the second quarter in connection with a sale of loans which were funded by these borrowings.
o A $1.5 million note payable bearing interest at 10.50% was paid off during the second quarter.
o Senior subordinated notes totaling $2.2 million bearing interest at 10.00% were retired in 2003.
o These decrease were offset partially by a new $4.0 million junior subordinated note.

Fidelity utilized capital raised from a $4.1 million stock option exercise by Pedcor Financial, LLC and affiliates to reduce long-term debt. Also, in the fourth quarter, United repaid a $1.5 million note bearing interest at 11.00% to Fidelity which in turn retired $1.5 million in debt outstanding. In the third quarter, United secured $4.0 million in floating rate junior subordinated debentures that qualify for Tier II capital inclusion. The interest rate is tied to the 3-month LIBOR rate + 2.95% adjusted, quarterly. In the fourth quarter of 2003 a $1.0 million unsecured note payable bearing interest at 9.00% was executed by Fidelity and a related party, Pedcor Bancorp. This is discussed in more detail in the "Related Party" footnote. These funds were contributed to increase United's Tier 1 capital. This note is expected to be repaid within six months.

Capital Resources
Fidelity's stockholders' equity increased $3.8 million to $13.4 million at December 31, 2003, compared to $9.6 million at December 31, 2002. The change in stockholders' equity was accounted for by net income of $214,000, a decrease in the net unrealized gain on securities available for sale of $588,000, and $4.1 million attributable to the exercise of stock options during the second quarter of 2003 by Pedcor Holdings and affiliates.

Total capital, as defined for regulatory purposes, for United consists of Tier I capital plus the allowance for loan losses. Minimum capital levels are 4% for the leverage ratio, which is, defined as Tier I capital as a percentage of total assets less goodwill and other identifiable intangible assets; 4% for Tier I to risk-weighted assets; and 8% for total capital to risk-weighted assets.

                                       Tangible          Core           Tier 1         Risk-based
(Dollars In Thousands)                 Capital         Capital          Capital          Capital
-------------------------            -------------------------------------------------------------
Regulatory capital                     $11,646         $11,869          $10,292          $15,294
Minimum capital requirement              2,542           6,787            4,492            8,984
                                     -------------------------------------------------------------
Excess capital                          $9,104          $5,082           $5,800           $6,310
                                     =============================================================

Regulatory capital                        6.87%          7.00%            9.16%            13.62%
Required capital requirement              1.50           4.00             4.00              8.00
                                     -------------------------------------------------------------
Excess over minimum                       5.37%          3.00%            5.16%             5.62%
                                     =============================================================

Regulatory capital                        6.87%          7.00%            9.16%            13.62%
Strategic plan capital requirement          N/A          6.25             8.25             11.00
                                     -------------------------------------------------------------
Excess over minimum                       6.87%          0.75%            0.91%             2.62%
                                     =============================================================

The capital rating assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios. At December 31, 2003 and 2002, the Bank is categorized as well capitalized and met all capital adequacy requirements. However, United continues to evaluate and pursue opportunities to improve its capital ratios. There are no specific targets for capital levels included in the Supervisory Agreement between United and the OTS, only a requirement that United include capital minimum within its strategic plan. The strategic plan established minimum capital targets of 6.25% for core capital, 8.25% for Tier I and 11.0% for risk-based capital. United exceeded these minimums at December 31, 2003.

                    Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Liquidity
The primary sources of funds from operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. Fidelity's entire investment portfolio is classified as "available for sale" and totaled $52.2 million at December 31, 2003 and could be utilized to assist in liquidity management. In addition, United is authorized to borrow money from the Federal Home Loan Bank or draw on a $5 million secured line of credit with another financial institution. At December 31, 2003, United's gross borrowing capacity is $65.0 million with approximately $4.7 million available to draw upon based on current assets pledged. As discussed, in "Borrowings", United obtained $4.0 million in unsecured floating rate junior subordinated debentures. United also obtained a $10 million repurchase agreement line of credit with another financial institution in January 2004. Fidelity believes that the above actions in addition to a $2.5 million debt offering that Fidelity anticipates completing in the first quarter of 2004, will assist it in meeting its future liquidity needs. In the second quarter of 2003, Pedcor exercised $4.1 million of its option to purchase additional Fidelity stock. As discussed in the "Borrowings" section of the management discussion and analysis. These funds were utilized to reduce debt at Fidelity during 2003.

Fidelity is not subject to any regulatory restrictions on the payment of dividends to its stockholders. However, United is restricted from paying any dividends to Fidelity without prior approval of the OTS under the terms of the Supervisory Agreement.

Fidelity has a $500,000 line of credit and can draw on this line until the expiration in September 2004. Fidelity anticipates repaying balances on the line prior to the line's expiration in September 2004. At December 31, 2003, $275,000 was outstanding on the line of credit. Fidelity's liquidity position may be further improved by the potential issuance of additional stock, additional debt or equity financing, or dividends from United to Fidelity.

Supervisory Agreement
Management has expended significant time and effort ensuring that United continues to operate in compliance with the Supervisory Agreement. The supervisory agreement, as amended on November 18, 2003, currently requires United Fidelity Bank to:

o        Refrain from paying dividends without OTS approval;
o continue to comply with its strategic plan, including its capital targets, as discussed in the capital resources section of the management discussion and analysis, consistent with United's business plan as approved by the OTS;
o refrain from engaging in any transaction with or distribution of funds to Fidelity or its subsidiaries or selling any assets to an affiliate without OTS approval; and
o not engage in new activities not included in its strategic plan without OTS approval.

United Fidelity Bank believes that it currently is in compliance with all provisions of the supervisory agreement.

Contractual Obligations and Commitments
The company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced loans and lines of credit.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the company has in the particular classes of financial instruments.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table summarizes the contractual obligations and commitments at December 31, 2003.

                                                                                         Payments Due by Period
                                                                         Less than         1 - 3          3 - 5         After 5
                                                           Total           1 Year          Years          Years          Years
----------------------------------------------------    ---------       -------------    -----------     ---------    ------------
                                                                                      (Dollars In Thousands)
Contractual Cash Obligations:
   FHLB advances                                         $31,550           $13,050         $17,500         $1,000
   Junior subordinated notes                               5,002                                                         $5,002
   Senior subordinated notes                               1,800                             1,800
   Other borrowings                                        1,275             1,275
                                                        ---------       -------------    -----------     ---------    ------------
     Total contractual obligations                       $39,627           $14,325        $ 19,300         $1,000        $5,002
                                                        =========       =============    ===========     =========    ============


                                                                                         Payments Due by Period
Other commitments:                                                       Less than         1 - 3          3 - 5         After 5
                                                           Total           1 Year          Years          Years          Years
                                                        ---------       -------------    -----------     ---------    ------------
   Unadvanced loans and lines                           $12,839             $6,792                                        $6,047
   Standby letters of credit                             27,774             27,774                          -                -
   Commitments to originate loans                         6,150              6,150           -              -                -
   Commitments to sell loans                                343                343           -              -                -
   Commitments to purchase securities                     8,500              8,500
                                                        ---------       -------------    -----------     ---------    ------------
     Total commitments                                  $55,606            $49,559           $0             $0            $6,047
                                                        =========       =============    ===========     =========    ============

For additional information regarding Contractual Obligations and Commitments, see note, "Commitments and Contingent Liabilities", to the consolidated financial statements.

Effect of Inflation and Changing Prices
Fidelity's Consolidated Financial Statements and related financial data presented have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Fidelity's operations and in increased loan amounts and in increased interest rates (which must include a real rate of return and an additional amount to reflect expected inflation over the term of the loan). Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Off-Balance Sheet Arrangements
In the normal course of business, to meet the financing needs of its customers, Fidelity is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Fidelity's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. Fidelity uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Fidelity generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. Fidelity evaluates each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by Fidelity to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. For further information about these arrangements, see Commitments and Contingent Liabilities of the Notes to Consolidated Financial Statements included elsewhere in this report.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Application of Critical Accounting Policies
Fidelity's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices followed within the banking industry. The application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

Reserve for Credit Losses: Fidelity maintains a reserve to absorb probable loan losses inherent in the portfolio. The reserve for credit losses is maintained at a level Fidelity considers to be adequate to absorb probable loan losses inherent in the portfolio and is based on ongoing quarterly assessments and evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the reserve. Provisions for credit losses are based on Fidelity's review of the historical credit loss experience and such factors that, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. In determining the appropriate level of reserves, Fidelity estimates losses using a range derived from "base" and "conservative" estimates. Fidelity's methodology for assessing the appropriate reserve level consists of several key elements, as discussed below. Fidelity's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits, and conservative underwriting, documentation and collection standards. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to Fidelity. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Any reserves for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. Fidelity evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Rather, standard credit scoring systems and delinquency monitoring are used to assess credit risks. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors that management consider in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and Fidelity's external credit examiners.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Fidelity, has not substantively changed any aspect of its overall approach in the determination of the reserve for loan and lease losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current year reserve for loan losses.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Based on the procedures discussed above, management is of the opinion that the reserve of $737,000 was adequate, but not excessive, to absorb estimated credit losses associated with the loan portfolio at December 31, 2003.

Valuation of Servicing Rights: When Fidelity sells loans through either securitizations or Freddie Mac, it may retain one or more subordinated tranches, servicing rights, interest-only strips, credit recourse, other residual interests, all of which are considered retained interests in the securitized or sold loans. Gain or loss on sale or securitization of the loans depends in part on the previous carrying amount of the financial assets sold or securitized, allocated between the assets sold and the retained interests based on their relative fair value at the date of sale or securitization. To obtain fair values, quoted market prices are used if available. If quotes are not available for retained interests, Fidelity calculates fair value based on the present value of future expected cash flows using both management's best estimates and third-party data sources for the key assumptions - credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Gain or loss on sale or securitization of loans is reported as a component of other non-interest income in the Consolidated Statements of Income. Retained interests from securitized or sold loans, excluding servicing rights, are carried at fair value. Adjustments to fair value for retained interests are included in other non-interest expense in the Consolidated Statements of Income if the fair value has declined below the carrying amount and such decline has been determined to be other-than-temporary. See "Automobile Loan Securitization" in the footnotes to the consolidated financial statements for projected adverse changes in assumptions and the impact on the fair value.

Servicing rights resulting from loan sales are amortized in proportion to and over the period of estimated net servicing revenues. Servicing rights are assessed for impairment quarterly, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation reserve. Key economic assumptions used in measuring any potential impairment of the servicing rights include the prepayment speed of the underlying loans, the weighted-average life of the loan, the discount rate and the weighted-average default rate, as applicable. The primary risk of material changes to the value of the servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speed. Fidelity monitors this risk and adjusts its valuation allowance as necessary to adequately reserve for any probable impairment in the portfolio. For purposes of measuring impairment, the mortgage servicing rights are stratified based on financial asset type and interest rates. Fees received for servicing loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in non-interest income as loan payments are received. Costs of servicing loans are charged to expense as incurred. See "Loan Servicing" in the footnotes to the consolidated financial statements.

Income Taxes: Fidelity accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Such differences can relate to differences in accounting for credit losses, depreciation timing differences, unrealized gains and losses on investment securities, deferred compensation and leases, which are treated as operating leases for tax purposes and loans for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversals of temporary differences and current financial accounting interpretations used in determining the current and deferred income tax liabilities.

Fidelity has a net deferred tax asset of $6.3 million at December 31, 2003. The realization of the recorded deferred tax assets ultimately rests upon Fidelity's ability to generate taxable income to utilize the net operating loss carryforwards and low income housing tax credits that make up the majority of the recorded deferred tax asset. To determine that it is more likely than not that these carryforwards and tax credits will be utilized prior to their expiration, management utilizes a model that projects the utilization of the carryforwards and credits based upon the estimated future taxable income of Fidelity. The most significant assumption used in the model is pre-tax income estimated by management.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The amount used for pre-tax income for 2004, 2005 and 2006 is estimated based on the budgeted income in United's most recent strategic plan as approved by the OTS. Amounts used for pre-tax income for 2007 and into the future assumes 10% growth in earnings. Fidelity established a $600,000 valuation allowance at December 31, 2002, due to a level of projected profitability for 2002 that was less than originally anticipated. Additional details on Fidelity's deferred tax asset and model assumptions may be found under the heading "Income Tax" in the notes to the consolidated financial statements and under the heading "Income Tax Expense (Benefit)" in the Management Discussion and Analysis.

Additional accounting policies followed by Fidelity and United are presented in
Note 1 to the financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

New Accounting Pronouncements
In April 2003, the FASB issues SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of this Standard did not have a material effect on Fidelity's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity or in some cases presented between the liabilities section and the equity section of the statement of financial position. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Standard did not have a material effect on Fidelity's Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation expands on the accounting guidance of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is superseded. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation were effective for periods ending after December 15, 2002. Adoption of this Interpretation did not have a material effect on Fidelity's Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements," for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. This Interpretation requires variable interest entities (VIE's) to be consolidated by the primary beneficiary which represents the enterprise that will absorb the majority of the VIE's expected losses if they occur, receive a majority of the VIE's residual returns if they occur, or both. Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation requirements of FIN 46. This Interpretation was effective for VIE's created after January 31, 2003 and for VIE's in which an enterprise obtains an interest after that date.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

In December 2003, the FASB issued Staff Interpretation No. 46R (FIN 46R), "Consolidation of Variable Interest Entities - an interpretation of ARB 51 (revised December 2003)," which replaces FIN 46. FIN 46R was primarily issued to clarify the required accounting for interests in VIE's. Additionally, this Interpretation exempts certain entities from its requirements and provides for special effective dates for enterprises that have fully or partially applied FIN 46 as of December 24, 2003. Application of FIN 46R is required in financial statements of public enterprises that have interests in structures that are commonly referred to as special-purpose entities, or SPE's, for periods ending after December 15, 2003. Application by public enterprises, other than small business issuers, for all other types of VIE's (i.e., non-SPE's) is required in financial statements for periods ending after March 15, 2004, with earIier adoption permitted. Adoption of this Interpretation did not have a material effect on Fidelity's Consolidated Financial Statements.

Asset/Liability Management
Fidelity is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently than average assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates such as those experienced in 2003 and 2002, unless offset by other factors.

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

Presented below, at December 31, 2003 and December 31, 2002, is an analysis performed by the OTS of United's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points. On December 31, 2003, the yield on the three month Treasury bill was 0.93%. As a result, the NPV model did not produce results for the minus 200 or 300 basis points scenarios for the quarter ending December 31, 2003. At December 31, 2003 and December 31, 2002, 2% of the present value of United's assets was approximately $3.5 million and $2.5 million respectively. Because the interest rate risk of a 200 basis point increase in 2003 and 2002 (which was greater than the interest rate risk of a 100 basis point decrease) was $4.1 million at December 31, 2003, United would have been required to make a deduction from its total capital available to calculate its risk based capital requirement. However, United is not required to file a CMR, therefore no deduction is required for the interest rate capital component. United is continuing to change its balance sheet mix and anticipates its interest rate sensitivity will decrease in 2004. The increase in interest rate risk from December 31, 2002 to December 31, 2003 is due to interest rate changes and a change in United's balance sheet mix.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

                                       Interest Rate Risk as of December 31, 2003

                              Net Portfolio Value                              NPV as Percent of Present
                             (Dollars In Thousands)                                 Value of Assets
               --------------------------------------------------------------------------------------------
  Change           Dollar            Dollar            Percentage
 in Rates          Amount            Change              Change             NPV Ratio             Change
-----------------------------------------------------------------------------------------------------------
   + 300 bp        $9,118           $(7,038)              (44)%                 5.51%            - 373 bp
   + 200 bp        12,006            (4,151)              (26)                  7.10             - 214 bp
   + 100 bp        14,432            (1,724)              (11)                  8.38            -   86 bp
       0 bp        16,156                                                       9.24
   - 100 bp        17,114               958                 6                   9.68                44 bp

                                       Interest Rate Risk as of December 31, 2002

                              Net Portfolio Value                              NPV as Percent of Present
                             (Dollars In Thousands)                                 Value of Assets
               --------------------------------------------------------------------------------------------
  Change           Dollar            Dollar            Percentage
 in Rates          Amount            Change              Change             NPV Ratio             Change
-----------------------------------------------------------------------------------------------------------

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

Results of Operations

General
Fidelity recorded net income of $214,000 for the year ended December 31, 2003, an increase in net income of $4.6 million over the previous year. Net interest income decreased slightly and provision for loan losses increased slightly, while being offset by higher noninterest income and a significant decrease in noninterest expense. Nonrecurring losses were incurred during 2002 from the sale of two subsidiaries, impairment charges and changes in useful lives of Fidelity's intangible assets. Also, valuation allowances were established in connection with the retained interest in a securitization transaction due to a increase in prepayment speeds. Finally, a valuation allowance was established against the deferred tax asset due to uncertainties regarding the future utilization of income tax carryforwards.

Income

o Fidelity generates two sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income - which is the income that Fidelity earns on its loans and investments - and interest expense - which is the interest that Fidelity pays on its deposits and borrowings.

o Fidelity's second source of pre-tax income is noninterest income. This includes fee income - the compensation we receive from providing products and services - and gains on sales of loans. Most of Fidelity's fee income comes from loan sales, letter of credit fees, service charges and overdraft fees.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


o Fidelity may occasionally recognize a gain or loss as a result of the sale of investment securities or foreclosed real estate. These gains and losses are not a regular part of Fidelity's income.

Expenses

o The expenses Fidelity incurs in operating its business consist of salaries and employee benefits, occupancy and equipment expenses, deposit insurance premiums, data processing fees and other miscellaneous expenses.

o Salaries and employee benefits consist primarily of the salaries and wages paid to our employees, as well as expenses for retirement and other employee benefits.

o Occupancy and equipment expenses, the fixed and variable costs of building and equipment, consist primarily of depreciation of property and equipment, real estate taxes, maintenance and insurance.

o Deposit insurance premiums are calculated as a percentage of assessable deposits.

o Data processing fees depend on the number of accounts and transaction volume.

o Other expenses consist of professional fees, advertising and promotions, printing, supplies, postage and other miscellaneous operating expenses.

o Legal and professional fees incurred over the past three years have primarily been related to workout activities with respect to various classified assets and expenses associated with the sale of certain real estate assets, in addition to the securitization transaction and sale of subsidiaries in 2002.

o In addition to operating expenses noted above, Fidelity also occasionally recognizes expense that is not anticipated by management to be recurring. Such expenses that occurred in 2002 were changes in estimated useful lives of intangible assets, prepayment fees on FHLB advances, start up costs associated with United's first securitization transaction and other expenses incurred in connection with the sale of two of its subsidiaries.

Net Interest Income
Net interest income, Fidelity's largest component of income, represents the difference between interest and fees earned on loans, investments and other interest-earning assets, and interest paid on interest-bearing liabilities. It also measures how effectively management has balanced and allocated Fidelity's interest rate-sensitive assets and liabilities. In addition, certain external factors such as the overall condition of the economy, credit demand strength, Federal Reserve Board monetary policy, changes in tax laws, and the Supervisory Agreement that United currently operates under can also have significant effects on changes in net interest income from one period to another.

The net interest margin is determined by dividing net interest income by average interest-earning assets. The net interest spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

The following table details average balances, interest income/expense and average rates/yield for Fidelity's earning assets and interest bearing liabilities for the years ended December 31, 2003, 2002 and 2001.

                                      Average Balance Sheet and Net Interest Analysis
                                 (Dollars In Thousands on Fully Taxable Equivalent Basis)
                                    December 2003                   December 2002                   December 2001
                            ------------------------------------------------------------------------------------------------
                             Average              Average    Average              Average    Average             Average
Year Ended:                 Balances   Interest    Rates    Balances   Interest    Rates    Balances   Interest    Rates
----------------------------------------------------------------------------------------------------------------------------
Assets
   Federal funds sold and
     other short-term
     investments            $  3,542   $     47    1.33%   $   6,371   $    114    1.79%   $  12,173  $      481      3.95%
   Investment securities
     available for
     sale-taxable             41,658      1,421    3.41       32,191      1,427    4.43       18,977      1,220       6.43
   Loans held for sale           572         39    6.82        2,016        137    6.80
   Federal Home Loan Bank
     Stock                     2,755        141    5.12        2,634        160    6.07        2,620        195       7.44
   Loans (1) (2)
     Commercial loans          2,478        130    5.25        2,223        133    5.98        2,076        166       8.00
     Multi-family loans        9,097        592    6.51        8,733        799    9.15       11,097        972       8.76
     Home equity loans         4,795        224    4.67        4,563        245    5.37        4,879        381       7.81
     Real estate mortgages    39,553      2,266    5.73       40,700      2,852    7.01       47,619      3,716       7.80
     Consumer loans           26,630      1,790    6.72       38,602      3,167    8.20       45,901      4,324       9.42
                           ----------------------          ----------------------          -----------------------
       Total loans            82,553      5,002    6.06       94,821      7,196    7.59      111,572      9,559       8.57
                           ----------------------          ----------------------          -----------------------
       Total earning assets  131,080      6,650    5.07      138,033      9,034    6.54      145,342     11,455       7.88
                                     ------------                    ------------                     ------------
   Allowance for loan
     losses                     (775)                         (1,135)                         (1,702)
   Cash and due from banks     2,191                           2,435                           3,794
   Premises and equipment      4,774                           5,810                           5,903
   Other assets               12,307                          14,482                          12,255
                           ------------                    ------------                    ------------
       Total assets         $149,577                        $159,625                        $165,592
                           ============                    ============                    ============
Liabilities
   Interest-bearing
     deposits
     Interest-bearing
       checking             $ 13,792    $    67    0.49     $ 12,720    $   115    0.90    $  11,009  $     196       1.78%
     Money market accounts     6,743         58    0.86        9,664        137    1.42       13,808        496       3.59
     Savings accounts          5,470         34    0.62        4,958         37    0.75        4,497         72       1.60
     Certificates of
       deposit                80,319      2,727    3.40       86,779      4,096    4.72       93,885      5,730       6.10
                           ----------------------          ----------------------          -----------------------
       Total
         interest-bearing
          deposits           106,324      2,886    2.71      114,121      4,385    3.84      123,199      6,494       5.27
   Federal funds purchased                                       156          3    1.92           32
   Other borrowings            7,611        659    8.66       11,842      1,096    9.26       13,493      1,335       9.89
   Federal Home Loan Bank
       advances               15,172        282    1.86       13,561        538    3.97       10,926        672       6.15
                           ----------------------          ----------------------          -----------------------
       Total
           interest-bearing
           liabilities       129,107      3,827    2.96      139,680      6,022    4.31      147,650      8,501       5.76
                                     ------------                    ------------                     ------------
   Non-interest bearing
     demand deposits           5,564                           4,964                           2,654

   Advances by borrowers for
      taxes and insurance        285                             309                             369
   Other liabilities           1,953                           2,736                           4,631
                           ------------                    ------------                    ------------
     Total liabilities       136,909                         147,689                         155,304

Stockholders' Equity          12,668                          11,936                          10,288
                           ------------                    ------------                    ------------

   Total liabilities and
      stockholders' equity  $149,577                        $159,625                        $165,592
                           ============                    ============                    ============
   Recap: (3)
       Interest income                    6,650    5.07                   9,034    6.54%                 11,455      7.88%
       Interest expense                   3,827    2.92                   6,022    4.36                   8,501      5.85
                                      --------------------            ----------------------          ----------------------
       Net interest
          Income/margin                  $2,823    2.15%                 $3,012    2.18%              $    2,954     2.03%
                                      ====================            ======================          ======================
Interest rate spread                               2.11%                           2.23%                             2.12%
Average interest-bearing
   assets to average
   interest-bearing
    liabilities                                  101.53%                          98.82%                            98.44%

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

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Net interest income decreased $189,000 for the year ended December 31, 2003, compared to December 31, 2002. The net interest margin decreased slightly from 2.18% at December 31, 2002 to 2.15% at December 31, 2003. Lower interest rates in 2003 impacted the margin negatively by approximately $199,000, while the change in volume during 2003 impacted the margin favorably by approximately $10,000, resulting in a net decrease of $189,000.

United completed a $49.5 consumer loan securitization transaction at the end of the fourth quarter of 2002. The elimination of these higher earning assets and replacement with lower earning assets in 2003 negatively impacted interest income on a year-to-year comparison. Consumer loan interest income decreased $982,000 due to the decrease in average loans and an additional $395,000 due to a decrease in the overall yield on the consumer loan portfolio. The yield on consumer loans decreased from 8.20% at December 31, 2002 to 6.72% due to the completion of the securitization transaction and replacement of the sold loans with other loans at lower rates.

The yield on average mortgage loans decreased from 7.01% to 5.73% during 2003 due to refinancing activity in the portfolio and growth of the adjustable-rate mortgage (ARM) portfolio, which carried a lower yield in 2003. This resulted in a $586,000 decrease in mortgage loan interest income, of which $506,000 was due to lower rates in 2003.

During 2003, the Company sold $2.6 million in classified multifamily loans bearing an interest rate that was higher than market. These loans were effectively replaced with higher-quality, but lower yielding commercial real estate loans, resulting in a decrease in interest income of $207,000 from 2002.

Average investment securities increased $9.5 million during 2003 which attributed to additional interest income of $420,000. However this interest income was offset by a decrease in the yield on the investment portfolio resulting in a $426,000 decrease in interest income. Sales and increased prepayment speeds on United's mortgage-backed portfolio and a lower interest rate environment contributed to a lower reinvestment yield in 2003.

Interest expense decreased $2.2 million at December 31, 2003 when compared to December 31, 2002. Average interest-bearing liabilities decreased $10.6 million from December 31, 2002 to $129.1 million at December 31, 2003. This decrease accounted for $663,000 of the $2.2 million decrease in interest expense. Other factors in the decrease of interest expense were:

o Average certificates of deposit decreased $6.5 million and the corresponding interest expense associated with the volume change decreased $305,000.
o Average other borrowings decreased $4.2 million during 2003 which accounted for $392,000 of the $437,000 decrease in other borrowings interest expense.

The yield on interest-bearing liabilities decreased from 4.31% in 2002 to 2.96% in 2003. The change in rate accounted for $1.5 million of the $2.2 million decrease in interest expense. Other factors in the decrease of interest due to the yield on interest-bearing liabilities were:

o The average rate on certificates of deposit decreased from 4.72% at December 31, 2002 to 3.40% at December 31, 2003. This decrease accounted for $1.1 million of the decrease in interest expense.
o The average yield on FHLB advances decreased from 3.97% to 1.86% in 2003 due to repricing opportunities in a lower interest rate environment and the prepayment of higher interest-bearing advances in 2002. This decrease in yield accounted for approximately $320,000 reduction in interest expense.

Net interest income increased $58,000 for the year ended December 31, 2002 compared to the same period last year. The net interest margin increased to 2.18% at December 31, 2002 from 2.03% at December 31, 2001. United reduced its liquid assets during 2003 by utilizing available liquidity in investments, consumer loans and increased commercial lending activities.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Average mortgage loans decreased $6.9 million from the prior year, primarily due to refinancing activity in the portfolio, resulting in an $864,000 decrease in mortgage loan interest income. Average commercial and multifamily loans decreased $2.2 million, resulting in a $206,000 decrease in interest income. Total average loans decreased $16.8 million resulting in a decrease of $1.4 million in interest income. The overall decline in interest rates for total loans accounted for an additional $928,000 decrease in interest income.

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

                                                       December 31, 2003                      December 31, 2002
                                                 Compared to December 31, 2002          Compared to December 31, 2001
                                                  Increase (Decrease) Due To              Increase (Decrease) Due To
                                           --------------------------------------------------------------------------------
                                                Volume         Rate        Total       Volume       Rate        Total
 --------------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars In Thousands)
 Interest income on average earning assets:
    Loans                                        $(931)     $(1,263)     $(2,194)     $ (1,435)  $  (928)    $ (2,363)
    Investment securities                          420         (426)          (6)          850      (643)         207
    Loans held for sale                            (98)           -          (98)                    137          137
    Federal Home Loan Bank stock                     7          (26)         (19)            1       (36)         (35)
    Federal    funds    sold   and    other
      short-term investments                       (51)         (16)         (67)         (229)     (138)        (367)
                                            -------------------------------------------------------------------------------
        Total interest income                     (653)      (1,731)      (2,384)         (813)   (1,608)      (2,421)
                                            -------------------------------------------------------------------------------

 Interest expense on average interest- bearing liabilities:
    Now accounts                                    10          (58)         (48)           30      (111)         (81)
    Money market deposit accounts                  (41)         (38)         (79)         (149)     (210)        (359)
    Savings accounts                                 4           (7)          (3)            7       (42)         (35)
    Certificates of deposit                       (305)      (1,064)      (1,369)         (434)   (1,200)      (1,634)
    Federal funds purchased                         (3)           -           (3)
    Other borrowings                              (392)         (45)        (437)         (163)      (73)        (236)
    Federal Home Loan Bank advances                 64         (320)        (256)          162      (296)        (134)
                                            -------------------------------------------------------------------------------
        Total interest expense                    (663)      (1,532)      (2,195)         (547)   (1,932)      (2,479)
                                            -------------------------------------------------------------------------------

 Changes in net interest income                 $   10      $  (199)    $   (189)     $   (266)  $   324    $      58
                                            ===============================================================================

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

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

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

The provision for loan losses for the year ended December 31, 2003 was $13,000 compared to a credit of $360,000 for the year ended December 2002, an increase of $373,000.

During 2003, United recognized provision for loan losses of $492,000 compared to $204,000 in 2002. The provision for loan loss in 2003 was primarily offset by a reduction of allocated reserves previously set aside for consumer loans as a result of completing consumer loan sales in 2003, in addition to the sale of two large classified multifamily loans during the second quarter of 2003.

During 2002, Fidelity completed a securitization of automobile loans in addition to a loan sale which created $564,000 in excess allocated consumer loan reserves. These excess reserves were removed from the allowance for loan losses and credited against the 2002 provision for a net credit result of $360,000.

During 2003 a credit of $170,000 reduced the letter of credit valuation provision due to improvements in the underlying credits. At December 31, 2003 the balance of the letter of credit valuation allowance was $291,000 compared to $445,000 at December 31, 2002. This reduction was offset by additional provision for loan losses for the same amount during the year, and is included in the overall provision of $492,000.

United expects to increase the allowance for loan losses in conjunction with projected loan growth in 2004. As a result, the provision for loan losses is also expected to increase in 2004.

The ratio of allowance for loan losses to non-performing loans was 49.3% at December 31, 2003 compared to 91.5% at December 31, 2002. The primary reason for the increase in non-performing loans was due to one residential real estate loan totaling $451,000. Subsequent to year-end, this credit was paid off in full. The largest remaining non-accrual loan has a balance of $233,000 and is a purchased participation. Management believes that the reserves for the loan are adequate at December 31, 2003.

Non-Interest Income
Non-interest income for the year ended December 31, 2003 increased by $371,000 or 10.6% compared to December 31, 2002.

Net gains on the sale of loans decreased $558,000 from the prior year due primarily to a decrease in volume of automobile loans sold. Fidelity recorded $353,000 in gains on sales of available for sale securities in 2003 compared to $73,000 in 2002. Declining interest rates and increased prepayment speeds made it advantageous to sell certain securities in 2003. Servicing fees on loans sold increased $131,000 over the prior year due to the increased size of the mortgage and consumer loan servicing portfolios. Gain on sales of assets was $15,000 for 2003 compared to $574,000 in 2002. A non recurring gain of $574,000 was recognized in the fourth quarter of 2002 in connection with the sale of certain affordable housing assets to a related party. During 2002, Fidelity liquidated a $500,000 senior note for $360,000 and recorded a gain of $140,000. A gain of $359,000 was recognized on the sale of three foreclosed properties during 2003, or substantially all of the real estate owned portfolio. An increase in early payoffs on automobile loans previously sold resulted in the repayment of dealer interest totaling $299,000 from auto dealers, compared to $66,000 in 2002. Income of $182,000 was recognized on the retained interests in securitized assets compared to $90,000 in 2002.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Non-Interest Expense
Non-interest expense decreased $3.2 million or 32.6% for the year ended December 31, 2003, compared to December 31, 2002.

Salaries and employee benefits decreased $289,000 during 2003 when compared to 2002, due to a reduction in full-time equivalent employees. Data processing expense increased $100,000 over 2002 due to increased volume of mortgage and consumer loans serviced when compared to the same period in 2002, in addition to the introduction of internet banking in 2003. Legal and professional fees decreased $48,000 from the prior year due to a decrease in loan workout activities. Dealer promotional expenses decreased $60,000 in 2003 due primarily to a decrease in automobile originations in the current year. Professional liability insurance expense increased $108,000 over the prior year due to market rate increases.

During 2003, the valuation allowance for letters of credit was reduced by $170,000 compared to none in 2002 and $1.5 million in 2001 to reflect a reduction in loss exposure achieved. The $170,000 in 2003 was effectively reclassified between the letter of credit valuation and allowance for loan losses offsetting the impact on net income.

Fidelity records its percentage share of losses for its limited partner investments in various affordable housing partnerships under the equity method of accounting. These losses were $40,000, $160,000, and $304,000 for 2003, 2002 and 2001, respectively. During the fourth quarter of 2002, Fidelity completed the sale of a subsidiary that held general partnership interests in seventeen affordable housing projects. See "Related Party" footnote for additional details.

Other real estate owned expenses of $247,000 were recognized in 2002 compared to only $34,000 in 2003 due to a foreclosure on one large commercial real estate loan in 2002.

Non-recurring expenses were incurred during 2002 for various reasons, the following non-recurring items are included in non-interest expense: Changes in the estimated useful lives of intangible assets created additional expense of $864,000 and are discussed in the "Related Party" footnote. Prepayment fees on FHLB advances of $504,000 were recognized in 2002 compared to none in 2003 or 2001. United repaid long-term FHLB advances that had substantially higher interest rates than the current market. The completion of the securitization transaction created liquidity which was used to payoff these higher interest bearing liabilities. It is expected that these higher cost borrowings will be replaced with deposits and borrowings at a much lower rate. This is expected to result in a much lower overall cost of funds for the Company in the future.

During 2002, United completed a securitization transaction and recognized a loss. In addition, a valuation allowance of $455,000 was recorded due to lower than expected market interest rates, which resulted in United securitizing loans at lower interest rates than originally estimated, plus experiencing faster than expected prepayment speeds on the seasoned portion of the securitized loans. These losses were partially offset by a reversal of $360,000 in consumer loan loss provision.

Income Tax Expense (Benefit)
Fidelity reported a pretax loss of $6,000 compared to the prior year pretax loss of $3.0 million. An income tax benefit of $220,000 was recorded on the net loss which was primarily generated by the current year tax credits. In 2002, an income tax benefit of approximately $1.2 million was recorded on the $3.0 million pretax loss but was reduced by additional tax expense resulting from a capital gain, which reduced the benefit to $641,000. The additional tax expense was primarily the result of the capital gain for tax purposes on the sale of Fidelity's subsidiaries and the additional $600,000 tax valuation allowance established in connection with Fidelity's deferred tax asset. Included in the tax benefit are tax credits for 2003 of $222,000 compared to $185,000 in the prior year. The 2003 credits were received from Fidelity's remaining investment as a limited partner in affordable housing properties and are a component of the overall return on these investments.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Consideration of the need for a valuation allowance for the deferred tax asset was made at December 31, 2003 after projecting the reversal of the deferred items. These analyses were based on projected operating income in future years, action plans developed and partially implemented included in Fidelity's business plan and cost reductions. These analyses showed that not all carryforwards would be utilized within the carryforward periods (federal and state) and a valuation allowance would be necessary. The analyses assume that Fidelity will execute approximately 50% of the initiatives included within its current business plan and then achieve 10% growth in annual earnings thereafter. The conservative level of earnings contemplated by these analyses, if achieved, will constitute for the majority of the carryforward periods, earnings levels that are below other thrift holding companies included within Fidelity's peer group. Due to a level of projected profitability for 2002 being less than originally anticipated, Fidelity established a valuation allowance of $600,000 until such time that Fidelity meets its future period profitability forecasts. Fidelity has set forth reasonable plans, and exceeded its 2003 strategic plan indicating that future period profitability will increase and be more in line with its recently approved strategic plan, the ultimate outcome of this uncertainty on net income or earnings per share, if any, is unknown.

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

Loss on Discontinued Operations
During the fourth quarter of 2002, Fidelity completed the sale of the assets connected to their affordable housing activities that began in the mid-1990's to Pedcor Funding Corporation ("Funding"). The assets consisted of the stock of Village Housing Corporation (a wholly-owned subsidiary of United Fidelity Bank), the stock of Village Affordable Housing Corporation (a wholly-owned subsidiary of Fidelity Federal), an interest rate swap, and notes from affordable housing limited partnerships in which Village Housing Corporation is the general partner.

The Company determined to pursue the sale of these assets in order to further focus on its community banking activities. It also determined that the elimination of the contingent liabilities associated with the ownership of the affordable housing general partnerships interests would improve its overall risk profile.

The purchaser, Funding, is a company controlled by Bruce A. Cordingley, Gerald
K. Pedigo, and Phillip J. Stoffregen, directors of Fidelity Federal and members of a group which beneficially owns, including stock options and warrants, approximately 69.9% of Fidelity Federal's issued and outstanding stock. Because of the relationship between Funding and Fidelity Federal, Messrs. Cordingley, Pedigo, and Stoffregen did not participate in either the discussion or the vote by the boards of directors of Fidelity Federal and United Fidelity Bank regarding the sale. The sale was unanimously approved by all other members of the respective Boards of Directors of Fidelity Federal and United Fidelity Bank and was completed following receipt of all necessary regulatory approvals and a fairness opinion. The fairness opinion was rendered by Crowe Chizek & Co., an independent, non-affiliated entity which has not performed services for Messrs. Cordingley, Pedigo, or Stoffregen or any entity they control (other than Fidelity Federal or United Fidelity Bank), and has not performed services for the companies within the last five years.

The sale price for the all-cash transaction was approximately $1.7 million, thus the sale provided the Company with additional liquidity. Because a portion of the assets sold had been previously eliminated from regulatory capital, the sale resulted in an increase in the regulatory capital of United Fidelity Bank. Additional regulatory capital provides the Bank future capacity to increase earning assets, which could then increase net interest income.

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

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Quarterly Results of Operations                                                 (Dollars In Thousands)

                                             March 31        June 30        September 30     December 31         Total
 ----------------------------------------------------------------------------------------------------------------------------
 December 31, 2003
    Interest income                              $1,602       $1,596           $ 1,616           $ 1,836         $ 6,650
    Interest expense                              1,158          980               833               856           3,827
                                          -----------------------------------------------------------------------------------
      Net interest income                           444          616               783               980           2,823
    Provision for loan losses                      (104)         (18)               99                36              13
    Non-interest income                           1,218        1,106               914               640           3,878
    Non-interest expense                          1,761        1,658             1,662             1,613           6,694
                                          -----------------------------------------------------------------------------------
    Income (loss) before income tax                   5           82               (64)              (29)             (6)
    Income tax expense (benefit)                    (50)         (21)              (90)              (59)           (220)
                                          -----------------------------------------------------------------------------------
    Net income (loss)                           $    55      $   103           $    26          $     30         $   214
                                          ===================================================================================

    Net income (loss) per share

      Diluted net income (loss)                 $  0.01      $  0.01        $        -        $        -        $   0.02
      Basic net income (loss)                      0.01         0.01                 -                 -            0.02
      Cash dividends*

 December 31, 2002
    Interest income                              $2,573       $2,510           $ 2,426           $ 1,525         $ 9,034
    Interest expense                              1,602        1,630             1,509             1,281           6,022
                                          -----------------------------------------------------------------------------------
      Net interest income                           971          880               917               244           3,012
    Provision for loan losses                                                     (400)               40            (360)
    Non-interest income                             930          820               580             1,177           3,507
    Non-interest expense                          1,886        1,754             3,351             2,936           9,927
                                          -----------------------------------------------------------------------------------
    Loss before income tax                           15          (54)           (1,454)           (1,555)         (3,048)
    Income tax  expense benefit                     (71)         (98)              562            (1,034)           (641)
                                          -----------------------------------------------------------------------------------
    Income (loss) from continuing
      operations                                     86           44            (2,016)             (521)         (2,407)
                                          -----------------------------------------------------------------------------------
    Loss on discontinued operations
      before tax                                                                  (762)             (775)         (1,537)
    Income tax expense                                                            (229)              680             451
                                          -----------------------------------------------------------------------------------
    Loss on discontinued operations                                               (533)           (1,455)         (1,988)
                                          -----------------------------------------------------------------------------------
    Net income (loss)                           $    86     $     44           $(2,549)          $(1,976)        $(4,395)
                                          ===================================================================================

    Net income (loss) per share

      Diluted net income (loss) from
       continuing operations                    $  0.01      $  0.01        $   (0.33)        $   (0.08)      $   (0.39)
      Diluted net income (loss) from
      discontinued operations                                                   (0.09)            (0.22)          (0.32)
      Diluted net income (loss)                    0.01         0.01            (0.41)            (0.30)          (0.71)
      Basic net income (loss) from
        continuing                                 0.01         0.01            (0.33)            (0.08)          (0.39)
      Operations
      Basic net income (loss) from
      discontinued operations                                                   (0.09)            (0.22)          (0.32)
      Basic net income (loss)                      0.01         0.01            (0.41)            (0.30)          (0.71)
      Cash Dividends*

*No cash dividends were paid for the years ended December 31, 2003 and 2002.

                         Independent Accountants' Report



Stockholders and Board of Directors
Fidelity Federal Bancorp
Evansville, Indiana


We have audited the accompanying consolidated balance sheets of Fidelity Federal Bancorp and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Fidelity Federal Bancorp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                                                    /s/ BKD. LLP

Evansville, Indiana
January 16, 2004

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

 December 31                                                                                   2003              2002
 ----------------------------------------------------------------------------------------------------------------------------
 Assets
    Cash and due from banks                                                                  $    1,705        $    1,454
    Interest-bearing demand deposits                                                              1,263             2,369
                                                                                        -------------------------------------
        Cash and cash equivalents                                                                 2,968             3,823
    Investment securities available for sale                                                     52,208            34,912
    Loans, net of allowance for loan losses of $737 and $837
      (also includes loans to related parties, net of allowance for
      loan losses of $177 and $2,654)                                                           100,437            73,087
    Premises and equipment                                                                        4,620             4,935
    Federal Home Loan Bank of Indianapolis stock                                                  3,466             2,674
    Deferred income tax                                                                           6,093             5,615
    Foreclosed assets held for sale, net of allowance of $0 and $100                                 30             2,145
    Interest receivable and other assets                                                          5,568             5,099
                                                                                        -------------------------------------

        Total assets                                                                           $175,390          $132,290
                                                                                        =====================================

 Liabilities
    Deposits
      Non-interest bearing (includes related party deposits
        of $854 and $619)                                                                    $    6,903        $    3,209
      Interest bearing                                                                          113,777           103,582
                                                                                        -------------------------------------
        Total deposits                                                                          120,680           106,791
    Federal Home Loan Bank advances                                                              31,550             3,000
    Borrowings (includes borrowings from a related party
      of $1,000 and $0)                                                                           8,077            10,586
    Valuation allowance for letters of credit                                                       291               445
    Other liabilities                                                                             1,425             1,880
                                                                                        -------------------------------------
        Total liabilities                                                                       162,023           122,702
                                                                                        -------------------------------------

 Stockholders' Equity
    Preferred stock, no par or stated value
      Authorized and unissued--5,000,000 shares
    Common stock, $1 stated value
      Authorized--15,000,000 shares
      Issued and outstanding--9,618,658 and 6,740,883 shares                                      9,619             6,741
    Additional paid-in capital                                                                   16,634            15,359
    Stock warrants                                                                                  261               261
    Accumulated deficit                                                                         (12,938)          (13,152)
    Accumulated other comprehensive income (loss)                                                  (209)              379
                                                                                        -------------------------------------
        Total stockholders' equity                                                               13,367             9,588
                                                                                        -------------------------------------

        Total liabilities and stockholders' equity                                             $175,390          $132,290
                                                                                        =====================================

See notes to consolidated financial statements.

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)

 Year Ended December 31                                                     2003               2002              2001
 ----------------------------------------------------------------------------------------------------------------------------
 Interest Income
    Loans receivable                                                           $5,002             $7,196            $9,559
    Loans held for sale                                                            39                137
    Investment securities--taxable                                              1,421              1,427             1,220
    Deposits with financial institutions                                           47                114               481
    Other dividend income                                                         141                160               195
                                                                     --------------------------------------------------------
          Total interest income                                                 6,650              9,034            11,455
                                                                     --------------------------------------------------------

 Interest Expense
    Deposits                                                                    2,886              4,385             6,494
    Short-term borrowings                                                          18                 64
    Long-term debt                                                                923              1,573             2,007
                                                                     --------------------------------------------------------
          Total interest expense                                                3,827              6,022             8,501
                                                                     --------------------------------------------------------

 Net Interest Income                                                            2,823              3,012             2,954
    Provision for loan losses                                                      13               (360)            1,349
                                                                     --------------------------------------------------------

 Net Interest Income After Provision for
    Loan Losses                                                                 2,810              3,372             1,605
                                                                     --------------------------------------------------------

 Other Income
    Service charges on deposit accounts                                           436                439               364
    Net gains on loan sales (includes a $223 gain on sale
      to a related party in 2002)                                                 725              1,283             2,051
    Net gains on sales of securities available for sale                           353                 73
    Letter of credit fees                                                         491                501               506
    Servicing fees on loans sold                                                  292                161               125
    Gain on sale of assets                                                         15                574
    Gain on early extinguishment of debt                                                             140               325
    Gain on sale of foreclosed assets                                             359                                   75
    Dealer interest recovery                                                      299                 66                18
    Income from I/O STRIP                                                         182                 90
    Other income (includes a $72 gain on sale of interest
      rate swap to a related party in 2002)                                       726                180               469
                                                                     --------------------------------------------------------
          Total non-interest income                                            $3,878             $3,507            $3,933
                                                                     --------------------------------------------------------

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)
                                   (Continued)

 Year Ended December 31                                                     2003               2002             2001
 --------------------------------------------------------------------------------------------------------------------------
 Other Expenses
    Salaries and employee benefits                                             $3,327            $ 3,616           $ 3,258
    Net occupancy expenses                                                        343                371               368
    Equipment expenses                                                            393                350               282
    Data processing fees                                                          437                337               348
    Deposit insurance expense                                                      51                 57               248
    Legal and professional fees                                                   250                298               243
    Advertising                                                                   156                142               144
    Promotional expense                                                           158                218               183
    Printing, postage, and office supplies expenses                               205                229               237
    Professional liability insurance expense                                      284                176               211
    Fee on prepayment of FHLB advances                                                               504
    Letter of credit valuation provision                                         (170)                              (1,450)
    Loss on investment in partnerships                                             40                160               304
    Amortization of intangible assets                                                                917               209
    Correspondent bank charges                                                    147                132               155
    Loss on securitization                                                                           976
    Other real estate owned expenses                                               34                247
    Bond issuance expense                                                         110                 63                58
    Other expense                                                                 929              1,134               900
                                                                     ------------------------------------------------------
          Total non-interest expense                                            6,694              9,927             5,698
                                                                     ------------------------------------------------------

 Loss From Continuing Operations Before Income Tax                                 (6)            (3,048)             (160)
    Income tax benefit                                                           (220)              (641)             (384)
                                                                     ------------------------------------------------------

 Income (Loss) From Continuing Operations                                         214             (2,407)              224
                                                                     ------------------------------------------------------

 Discontinued Operations
    Loss from operations of VHC and VAHC (including
       loss on sale of $1,517 to a related party)                                                 (1,537)
      Income tax expense                                                                             451
                                                                     ------------------------------------------------------

          Loss on discontinued operations                                                         (1,988)

 Net Income (Loss)                                                             $  214            $(4,395)           $  224
                                                                     ======================================================

 Basic Earnings (Loss) Per Share From Continuing Operations                    $ 0.02             $  (0.39)         $ 0.04
 Basic Loss Per Share from Discontinued Operations                                                $  (0.32)
 Basic Earnings (Loss) Per Share                                               $ 0.02             $  (0.71)         $ 0.04
 Diluted Earnings (Loss) Per Share From Continuing Operations                  $ 0.02             $  (0.39)         $ 0.04
 Diluted Loss Per Share from Discontinued Operations                                              $  (0.32)
 Diluted Earnings (Loss) Per Share                                             $ 0.02             $  (0.71)         $ 0.04

See notes to consolidated financial statements.

           Consolidated Statements of Changes in Stockholders' Equity
                        (In Thousands, Except Share Data)

                                                                                                                Accumulated
                                                  Common Stock                     Comprehensive                 Other
                                              -------------------  Paid-in  Stock     Income     Accumulated  Comprehensive
                                                Shares    Amount   Capital Warrants   (Loss)       Deficit    Income (Loss)  Total
                                              --------------------------------------------------------------------------------------
Balances, January 1, 2001                     4,607,658   $4,607  $13,674   $  11                 $ (8,981)         $(536)  $ 8,775

   Comprehensive income
     Net income                                                                          $224          224                      224
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                      498                         498       498
                                                                                   -------------
   Comprehensive income                                                                  $722
                                                                                   =============
   Sale of stock                              1,379,353    1,380    1,018                                                     2,398
   Purchase of stock                                 (2)
                                             --------------------------------------             ------------------------------------

Balances, December 31, 2001                   5,987,009    5,987   14,692      11                   (8,757)           (38)   11,895

   Comprehensive loss
     Net loss                                                                         $(4,395)      (4,395)                  (4,395)
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                      417                         417       417
                                                                                   -------------
   Comprehensive loss                                                                 $(3,978)
                                                                                   =============
   Sale of stock                                753,874      754      667                                                     1,421
   Issuance of stock warrants                                                 250                                               250
                                             --------------------------------------             ------------------------------------

Balances, December 31, 2002                   6,740,883    6,741   15,359     261                  (13,152)           379     9,588

   Comprehensive income
     Net income                                                                         $ 214          214                      214
     Other comprehensive loss, net of tax
       Unrealized loss on securities                                                     (588)                       (588)     (588)
                                                                                   -------------
   Comprehensive loss                                                                   $(374)
                                                                                   =============
   Sale of stock                              2,877,777    2,878    1,275                                                     4,153
   Issuance of stock warrants
   Purchase of stock                                 (2)
                                             --------------------------------------             ------------------------------------

Balances, December 31, 2003                   9,618,658   $9,619  $16,634    $261                 $(12,938)         $(209)  $13,367
                                             ======================================             ====================================

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

 Year Ended December 31                                                     2003               2002              2001
 ----------------------------------------------------------------------------------------------------------------------------
 Operating Activities
    Net income (loss)                                                     $      214          $  (4,395)        $     224
    Adjustments to reconcile net income (loss) to net cash provided
      (used) by operating activities
      Provision for loan losses                                                   13               (360)            1,349
      Letter of credit valuation provision                                      (170)                              (1,450)
      Gain on early extinguishment of debt                                                         (140)             (325)
      Net gain on sales securities available for sale                           (353)               (73)
      Net gain on sale of loans                                                 (725)
      Net gain on sale of foreclosed assets                                     (359)
      Loss on impairment of assets held for sale and changes in
        estimated useful lives of intangible assets                                               1,769
      Depreciation and amortization                                              438              1,334               573
      Valuation allowance--affordable housing investments                                            40                58
      Mortgage loans originated for sale                                     (25,827)           (22,954)          (32,397)
      Proceeds from sale of mortgage loans                                    26,349             23,129            32,516
      Consumer loan origination transferred to held for sale                 (36,829)            (5,145)
      Proceeds from consumer loan sales                                       37,032              5,145
      Deferred income tax benefit                                                                                    (384)
      Changes in
        Interest payable and other liabilities                                  (439)              (564)              542
        Interest receivable and other assets                                    (685)            (1,258)               70
      Other                                                                       64                (78)             (136)
                                                                     --------------------------------------------------------
      Net cash provided (used) by operating activities                        (1,277)            (3,550)              640
                                                                     --------------------------------------------------------

 Investing Activities
    Purchases of securities available for sale                               (59,964)           (33,633)           (2,000)
    Proceeds from maturities of securities available for sale                 19,456             12,541             5,724
    Proceeds from sales of securities available for sale                      22,530              5,053
    Purchases of FHLB stock                                                     (792)               (54)
    Proceeds from sale of foreclosed assets                                    2,772
    Proceeds from sale of note receivable to a related party                                       (235)
    Net change in loans                                                      (30,145)            29,510             1,961
    Net change in loans to related parties                                     2,605                166                10
    Proceeds from the sale of surplus land to a related party                                                         165
    Purchase of premises and equipment                                          (123)              (218)             (627)
    Proceeds from sales of premises and equipment                                                   783                70
    Funding on outstanding letters of credit                                                       (239)           (3,038)
                                                                     --------------------------------------------------------
      Net cash provided (used) by investing activities                      $(43,661)        $   13,674          $  2,265
                                                                     --------------------------------------------------------

                    FIDELITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                 (In Thousands)
                                   (Continued)

 Year Ended December 31                                                         2003               2002              2001
 ----------------------------------------------------------------------------------------------------------------------------
 Financing Activities
    Net change in
      Noninterest-bearing, interest-bearing
        demand and savings deposits (includes changes to related
        party of $235, $30 and $(4))                                       $   1,995          $  (3,753)         $  5,015
      Certificates of deposit                                                 11,894             (9,611)          (11,804)
    Proceeds from borrowings                                                   4,275              4,858             2,470
    Repayment of borrowings                                                   (7,784)            (6,449)           (3,742)
    Proceeds of borrowings from a related party                                1,000
    Proceeds of FHLB advances                                                 68,500             60,300             9,500
    Repayment of FHLB advances                                               (39,950)           (69,633)           (7,070)
    Sale of stock                                                              4,153              1,421             2,398
    Sale of stock warrants                                                                          250
                                                                     --------------------------------------------------------
      Net cash provided (used) by financing activities                        44,083            (22,617)           (3,233)
                                                                     --------------------------------------------------------

 Net Change in Cash and Cash Equivalents                                        (855)           (12,493)             (328)

 Cash and Cash Equivalents, Beginning of Period                                3,823             16,316            16,644
                                                                     --------------------------------------------------------

 Cash and Cash Equivalents, End of Period                                  $   2,968          $   3,823           $16,316
                                                                     ========================================================

 Additional Cash Flows Information
    Interest paid                                                          $   3,754          $   6,256           $ 7,941
    Income tax refunded                                                                                               (80)
    Real estate acquired in settlement of loans                                  192              2,123


See notes to consolidated financial statements.

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

United generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in Vanderburgh County, Indiana and surrounding counties. Fidelity's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. United's subsidiaries, Village Housing Corporation and Village Management Corporation (Affordable Housing Group) and Village Capital Corporation, had previously been involved in various aspects of financing, owning, developing and managing affordable housing projects. During 2003, Village Management was inactive and merged into Village Capital Corporation. During the fourth quarter of 2002, Village Housing Corporation was sold to a related party. Village Capital Corporation earns fees by providing real estate mortgage banking services to unaffiliated borrowers. Village Capital has not provided any new banking services for the past three years, but records fee income on transactions previously completed. Another United subsidiary, Village Insurance Corporation, is engaged in the business of selling credit life and accident health insurance in conjunction with United's lending activities. Village Insurance was merged into Village Capital Corporation during 2003. United formed a new subsidiary, United Fidelity Finance, LLC, during the fourth quarter of 2001, which was utilized to complete an auto loan securitization transaction during 2002.

Consolidation-- The consolidated financial statements include the accounts of Fidelity and its subsidiaries after elimination of all material intercompany transactions.

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

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


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

Loans held for sale at any point in time normally consist of blocks of consumer loans designated for sale to unrelated financial institutions or individual 1-4 family mortgage loans originated for sale into the secondary market. The amounts of loans held for sale at December 31, 2003 and 2002, were not significant and have been included with total loans on the consolidated balance sheets.

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

Allowance for loan losses is maintained for credit losses to absorb losses inherent in the loan portfolio. The valuation allowance for letters of credit is maintained for losses related to letters of credit, which are off-balance sheet instruments. The allowances are based on ongoing quarterly assessments of the probable estimated losses inherent in the loan and letter of credit portfolios. The allowance for loan losses is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of chargeoffs, net of recoveries. The valuation allowance for letters of credit is maintained in a separate liability account and changes in the valuation allowance are included in current year operations. Fidelity's methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements, which include the formula allowance, specific allowances for identified problem loans and the unallocated allowance.

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

The determination of the adequacy of the allowance for loan losses and the letter of credit valuation allowance is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2003, the allowance for loan losses and the letter of credit valuation allowance were adequate based on information currently available. A worsening or protracted economic decline in the area within which Fidelity operates could affect the possibility of additional losses due to credit and market risks and could create the need for additional loss reserves.

Automobile Loan Securitization-- In 2002, United used the securitization of automobile loans as a source of funding and as a mechanism to reduce its volume of automobile loans. Automobile loans were transferred into a qualifying special purpose entity (SPE) then to a trust in a transaction which is effective under applicable banking rules and regulations to legally isolate the assets from United. Where the transferor is a depository institution such as United, legal isolation is accomplished through compliance with specific rules and regulations of the relevant regulatory authorities. SFAS 140 requires, for certain transactions completed after the initial adoption date, a "true sale" analysis of the treatment of the transfer under state law as if United were a debtor under the bankruptcy code. A "true sale" legal analysis includes several legally relevant factors, such as the nature and level of recourse to United and the nature of retained servicing rights. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met under SFAS 140, other factors concerning the nature and extent of United's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted, including whether the SPE has complied with rules concerning qualifying special purpose entities.

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

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


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

Year Ended December 31                                          2003             2002               2001
------------------------------------------------------------------------------------------------------------

Net income (loss), as reported                                  $ 214          $(4,395)            $ 224
Less:  Total stock-based compensation cost determined
       under the fair value based method, net of income taxes      31               73                26
                                                             -----------------------------------------------
Pro forma net income (loss)                                     $ 183          $(4,468)            $ 198
                                                             ===============================================
Basic earnings (loss) per share - as reported                   $0.02          $(0.71)             $0.04
Basic earnings (loss) per share - pro forma                     $0.02          $(0.72)             $0.04
Diluted earnings (loss) per share - as reported                 $0.02          $(0.71)             $0.04
Diluted earnings (loss) per share - pro forma                   $0.02          $(0.72)             $0.04

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. The effect of outstanding options and warrants are included in diluted earnings per share if they are not anti-dilutive. At December 31, 2003 and 2002, all outstanding potentially dilutive instruments were anti-dilutive.

Reclassification of certain amounts in the 2002 and 2001 consolidated financial statements has been made to conform to the 2003 presentation.


>>       Restriction on Cash and Due From Banks

United is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 was $60.

United maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. United has not experienced any losses in such accounts. Management does not believe United is exposed to any significant risk.


>>       Investment Securities Available for Sale

                                                                   Gross           Gross
                                               Amortized         Unrealized      Unrealized       Fair
                                                 Cost              Gains           Losses         Value
                                            ---------------------------------------------------------------
 December 31, 2003
    Mortgage-backed securities                     $52,544          $  50           $(386)       $52,208
                                            ===============================================================

 December 31, 2002
    Mortgage-backed securities                     $34,293           $621         $    (2)       $34,912
                                            ===============================================================

Securities with a carrying value of $52,207 and $34,909 were pledged at December 31, 2003 and 2002 to secure certain deposits, outstanding Federal Home Loan Bank advances, secured federal funds purchased line of credit and for other purposes as permitted or required by law.

Gross gains of $353 and $73 resulting from sales of available-for-sale securities were realized for 2003 and 2002, respectively. Taxes of $134 and $28 were recorded on the gains, respectively. There were no sales of securities in 2001.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2003, was $34,400, which is approximately 66% of Fidelity's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

                                     Less than 12 Months             12 Months or More                    Total
                               ----------------------------------------------------------------------------------------------
   Description of Securities      Fair Value     Unrealized     Fair Value      Unrealized     Fair Value      Unrealized
                                                   Losses                         Losses                         Losses
 ----------------------------------------------------------------------------------------------------------------------------
  Mortgage-backed securities     $34,281         $(384)          $119                   $(2)        $34,400          $(386)
                               ==============================================================================================

>>       Loans and Allowance

 December 31                                                                     2003              2002
 --------------------------------------------------------------------------------------------------------------
 Real estate mortgage loans
    First mortgage loans
      Conventional                                                             $  41,754           $36,157
      Construction                                                                 2,042             1,909
      Commercial                                                                   9,144             5,645
      Multi-family                                                                   213             3,083
      Purchased loans                                                                778               627
    Home equity loans                                                              5,067             4,586
 Commercial loans--other than secured by real estate                               3,138             2,210
 Consumer loans                                                                   39,038            19,707
                                                                          -------------------------------------
          Total loans                                                            101,174            73,924

    Allowance for loan losses                                                       (737)             (837)
                                                                          -------------------------------------

          Total loans, net of the allowance for loan losses                     $100,437           $73,087
                                                                          =====================================

 Year Ended December 31                                       2003               2002              2001
 --------------------------------------------------------------------------------------------------------------
 Allowance for Loan Losses
    Balances, beginning of period                                $ 837             $2,138            $1,921
    Provision for losses                                           492                204             1,349
    Loans transferred to held for sale                            (479)              (564)
    Recoveries on loans                                            123              1,013               269
    Loans charged off                                             (236)            (1,954)           (1,401)
                                                            ---------------------------------------------------

          Balances, end of period                                $ 737            $   837            $2,138
                                                            ===================================================

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Information on impaired loans is summarized below:

 December 31                                                                                   2003              2002
 ----------------------------------------------------------------------------------------------------------------------------
 Impaired loans with an allowance                                                                 $765            $3,440

 Impaired loans without an allowance                                                                10                13
                                                                                        -------------------------------------

 Total impaired loans                                                                             $775            $3,453
                                                                                        =====================================

 Allowance for impaired loans (included in allowance for loan losses)                             $169           $   332
                                                                                        =====================================

 Year Ended December 31                                                         2003               2002              2001
 ----------------------------------------------------------------------------------------------------------------------------
 Average balance of impaired loans                                              $924             $3,656            $5,856
 Interest income recognized on impaired loans                                     13                312               496
 Cash-basis interest included above                                               16                333               492

At December 31, 2003 and 2002, accruing loans delinquent 90 days or more totaled $287 and $1, respectively. Non-accruing loans at December 31, 2003 and 2002, were $1,415 and $875, respectively.


>>       Letter of Credit Valuation Allowance

Reserves related to letters of credit issued by Fidelity and United relate to the permanent financing for certain affordable housing projects. Multi-family housing letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $27,774 and $29,674 at December 31, 2003 and 2002, respectively.

 Year Ended December 31                               2003              2002              2001
 --------------------------------------------------------------------------------------------------
 Letter of credit valuation allowance
    Balances, beginning of year                       $ 445             $ 665           $ 5,153
    Provision                                          (170)                             (1,450)
    Recoveries                                           16                19                38
    Funding of outstanding letters of credit                             (239)           (3,076)
                                               ----------------------------------------------------

      Balances, end of year                           $ 291             $ 445           $   665
                                               ====================================================

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

                                                                                  Loans Past
                                                                 Principal         Due Over
 As of December 31, 2003                                          Balance           30 Days
 ------------------------------------------------------------------------------------------------
  Total managed automobile loans                                   $ 93,721            $  694
  Less: Automobile loans securitized                                (23,715)             (219)
  Automobile loans serviced                                         (32,420)             (168)
                                                             ------------------------------------

  Total automobile loans held in portfolio                         $ 37,586            $  307
                                                             ====================================

Certain cash flows received from (paid to) the securitization trust follow:

 Year Ended December 31                                        2003             2002
 -----------------------------------------------------------------------------------------
  Proceeds from securitization                                                $48,939
  Servicing fees received                                     $ 329               138

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

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


A summary of the fair values of the interest-only strips and servicing assets retained, key economic assumptions used to arrive at the fair values and the sensitivity of the December 31, 2003, fair values to immediate 10% and 20% adverse changes in those assumptions follows. Actual credit losses experienced through year end 2003 on the pool of automobile loans securitized have been consistent with initial projections. As such, the expected static pool loss assumption would perform consistently with that disclosed in the sensitivity analysis. The sensitivities are hypothetical. Changes in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might either magnify or counteract the sensitivities.

                                                             Weighted-     Monthly     Expected
                                                              Average    Prepayment   Cumulative      Annual     Weighted-
                                                  Fair         Life         Speed       Credit       Discount     Average
                                                  Value     (in months)    (% ABS)      Losses         Rate        Coupon
                                              -------------------------------------------------------------------------------
 Interest-only strip
    As of the date of securitization              $ 2,707          39        1.50%        1.50%        15.0%         8.75%
    As of December 31, 2003                         1,623          18        1.41         1.50         15.0          8.56
    Decline in fair value of 10%
      adverse change                                                        $  25         $ 17         $ 24
    Decline in fair value of 20%
      adverse change                                                           55           31           47

 Servicing asset
    As of the date of securitization              $   362          39        1.50%        1.50%        15.0%
    As of December 31, 2003 *                         108          18        1.41         1.50         15.0
    Decline in fair value of 10%
      adverse change                                                         $ 15          $ 2          $ 1
    Decline in fair value of 20%
      adverse change                                                           31            2            2

* Carrying value of the assets approximated fair value at December 31, 2003.


>>       Foreclosed Assets Held for Sale

Activity in the allowance for losses on foreclosed assets was as follows:

 Year Ended December 31                                        2003               2002
 ------------------------------------------------------------------------------------------
  Balance, beginning of year                                   $ 100
  Provision charged to expense                                                    $100
  Charge-offs, net of recoveries                                (100)
                                                      -------------------------------------

    Balance, end of year                                     $     0              $100
                                                      =====================================

There was no activity in the allowance for losses on foreclosed assets in 2001.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Premises and Equipment

 December 31                                                  2003              2002
 -----------------------------------------------------------------------------------------
 Land                                                      $    935           $   935
 Building and land improvements                               5,590             5,563
 Furniture, fixtures and equipment                            2,214             2,119
                                                     -------------------------------------
        Total cost                                            8,739             8,617
 Accumulated depreciation                                    (4,119)           (3,682)
                                                     -------------------------------------

 Net                                                        $ 4,620            $4,935
                                                     =====================================

>>       Other Assets and Investments in Limited Partnerships

Included in other assets at December 31, 2003 and 2002, are investments of $358 and $397 in limited partnerships which are organized to build, own and operate apartment complexes. The carrying amounts of these investments approximate Fidelity's equity in the net assets of the partnerships. The investments at December 31, 2003 and 2002, were as follows:

                                     Amount of                          Number of
                                    Investment                        Partnerships
Percentage and Type of          ---------------------------------------------------------------
    Partnership Interest          2003              2002             2003              2002
-----------------------------------------------------------------------------------------------
     31%--Limited                 $   0              $ 13                1                 1
     26%--Limited                    45                54                1                 1
     10%--Limited                   217               235                1                 1
     10%--Limited                    95                95                1                 1
     99%--Limited                     0                 0                0                 2

Fidelity records income on the equity method in the income and losses of the limited partnerships, which resulted in losses of $22, $38 and $100 during the years ended December 31, 2003, 2002 and 2001, respectively. In addition to recording its equity in the losses of these projects, Fidelity has recorded the benefit of low-income housing tax credits of $222, $185 and $319 for the years ended December 31, 2003, 2002 and 2001, respectively. In certain cases, Fidelity could reduce the carrying value of its investments in and related loans to these partnerships, should its share of net losses materially exceed the net investments in and loans to these partnerships. Combined condensed financial statements as of December 31, 2003 and 2002, have not been presented because the investments in limited partnerships were not considered material at that date.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Fidelity reduced the recorded value of its investment in limited partnerships, in addition to the losses recorded, by $18, $122 and $204 during the years ended December 31, 2003, 2002 and 2001, respectively, based on the performance of the underlying real estate operations.

Included in other assets is interest receivable as follows:

 December 31                                                                 2003              2002
 --------------------------------------------------------------------------------------------------------
 Interest receivable on loans                                                $333              $248
 Interest receivable on investment securities and other                       231               163
                                                                      -----------------------------------

        Total interest receivable                                            $564              $411
                                                                      ===================================

>>       Deposits

 December 31                                                              2003              2002
 -------------------------------------------------------------------------------------------------------
 Non-interest bearing transaction accounts                             $    6,903        $    3,209
 Interest-bearing transaction accounts                                     12,981            14,252
 Money market deposit accounts                                              6,798             7,622
 Savings accounts                                                           5,533             5,138
 Certificates of $100 or more                                              29,389            15,171
 Other certificates and time deposits                                      59,076            61,399
                                                                   -------------------------------------

        Total deposits                                                   $120,680          $106,791
                                                                   =====================================

Certificates maturing in years ending December 31:

   2004                                                    $57,973
   2005                                                     22,446
   2006                                                      6,729
   2007                                                        969
   2008                                                        295
   Thereafter                                                   53
                                                     -----------------

                                                           $88,465
                                                     =================

Time deposits at December 31, 2003 and 2002, included brokered deposits of approximately $2,900 and $248, respectively.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Federal Home Loan Bank Advances and Borrowings

 December 31                                                                                     2003              2002
 ----------------------------------------------------------------------------------------------------------------------------
 Note payable, 7.42%, adjusted annually, payable $7 per month, including interest, due September 2010, secured by specific
    multi-family mortgages                                                                                     $     972
 Note payable, 7.42%, adjusted annually, payable $10 per month, including interest, due September 2010, secured by specific
    multi-family mortgages                                                                                         1,486
 Note payable, 10.50%, interest paid quarterly, due June 2003,
    secured by United stock                                                                                        1,500
 Junior subordinated notes, 9.00%, interest paid semi-annually,
    due February 2009, unsecured                                                              $  1,002             1,002
 Junior subordinated notes, 9.25%, interest paid semi-annually, due January 2002, unsecured
    Senior subordinated notes, 10.00%, interest paid semi-annually,
    due June 2005, unsecured                                                                     1,800             5,500
 Federal Home Loan Bank advances, due at various dates through
    2004 (weighted-average rates of 2.08% and 2.20% at December 31,
    2003 and 2002, respectively)                                                                31,550             3,000
 Junior subordinated notes, 12.00%, interest paid semi-annually,
    due April 2004, unsecured                                                                                        126
 Note payable, 6.00%, interest paid monthly, due September 2004,
    secured by United guarantee                                                                    275
 Junior subordinated notes, 4.09%, adjusted quarterly, interest paid
    quarterly, due September 2033, unsecured, with call option                                   4,000
 Note payable, 9.00%, interest paid quarterly, due June 2004, unsecured                          1,000
                                                                                        -------------------------------------

        Total long-term debt                                                                   $39,627           $13,586
                                                                                        =====================================

The terms of a security agreement with the FHLB require United to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances. In addition to first mortgage loans pledged of $32,561. Fidelity had $46,236 of investment securities pledged at December 31, 2003. Certain advances are subject to restrictions or penalties in the event of prepayment.

All long-term debt, except for Federal Home Loan Bank advances and the $4,000 note payable noted above, are the debt of the parent company and totals $4,077 at December 31, 2003, as compared to $10,586 at December 31, 2002.

The scheduled principal reduction of borrowings at December 31, 2003, is as follows: 2004, $14,325; 2005, $12,800; 2006, $6,500; 2007, $0; 2008, $1,000; and
thereafter, $5,002.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $55,413, $57,368 and $54,944 at December 31, 2003, 2002 and 2001, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2003 and 2002, approximated $639 and $514, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

 Year Ended December 31                          2003              2002              2001
 ---------------------------------------------------------------------------------------------
 Mortgage servicing rights
    Balances, beginning of period                $ 514             $ 632              $431
    Servicing rights capitalized                   258               232               274
    Amortization of servicing rights              (285)             (198)              (73)
                                            --------------------------------------------------
                                                   487               666               632
    Change in valuation allowance                  152              (152)
                                            --------------------------------------------------

      Balances, end of period                    $ 639             $ 514              $632
                                            ==================================================

The entire valuation allowance of $152 at December 31, 2002, was added in the fourth quarter of 2002. The valuation allowance was reduced by $152 during 2003 leaving a balance of $0 in the valuation allowance at December 31, 2003.

Consumer loans are also serviced for others and are not included in the accompanying consolidated balance sheets. The unpaid principal balances of consumer loans serviced for others totaled $56,136 and $49,610 at December 31, 2003 and 2002, respectively.

The aggregate fair value of capitalized consumer loan servicing rights at December 31, 2003 and 2002, approximated $223 and $409, respectively. As with mortgage servicing rights, comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value.

 Year Ended December 31                       2003              2002
 ---------------------------------------------------------------------------
 Consumer loan servicing rights
    Balances, beginning of period                $ 409             $ 269
    Servicing rights capitalized                    96               397
    Amortization of servicing rights              (282)             (257)
                                        ------------------------------------

      Balances, end of period                    $ 223             $ 409
                                        ====================================

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Income Tax

 Year Ended December 31                                            2003              2002              2001
 --------------------------------------------------------------------------------------------------------------
 Income tax benefit
    Currently payable
      Federal                                                                                       $  (89)
      State
    Deferred
      Federal                                                     $(228)        $   (513)             (261)
      State                                                           8             (128)              (34)
                                                             --------------------------------------------------
        Total income tax benefit                                  $(220)        $   (641)            $(384)
                                                             ==================================================

 Reconciliation of federal statutory to actual tax benefit
    Federal statutory income tax at 34%                           $  (2)         $(1,036)            $(121)
    Effect of state income taxes                                      5              (53)                4
    Nondeductible expenses                                            8                8               (22)
    Changes in the deferred tax asset valuation allowance                            600
    Affordable housing tax credits and other                       (211)            (222)             (319)
    Other                                                           (20)              62                74
                                                             --------------------------------------------------
        Actual tax benefit                                        $(220)        $   (641)            $(384)
                                                             ==================================================

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The components of the deferred tax asset are as follows:

 December 31                                                                   2003              2002
 ---------------------------------------------------------------------------------------------------------
 Assets
    Allowance for loan losses                                               $   744           $   822
    Valuation for letters of credit                                             111               146
    Unrealized loss on available-for-sale securities                            128
    Alternative minimum tax credit                                               81                81
    Low income housing credit carryforward                                    1,563             1,352
    State net operating loss carryforward                                     1,041             1,028
    Federal net operating loss carryforward                                   3,834             3,726
    State income tax                                                             14                 7
    Other real estate owned                                                                        38
    Other                                                                         8                 8
                                                                       -----------------------------------
          Total assets                                                        7,524             7,208
                                                                       -----------------------------------

 Liabilities
    Depreciation and amortization                                               (28)              (48)
    Differences in accounting for certain accrued liabilities                    (5)              (14)
    Differences in basis of FHLB stock                                         (117)              (64)
    Basis differential on certain partnership interests                        (155)             (118)
    Differences in accounting for loan servicing rights                        (328)             (351)
    Unrealized gain on available-for-sale securities                                             (125)
    Other                                                                                         (70)
                                                                       -----------------------------------
          Total liabilities                                                    (633)             (790)
                                                                       -----------------------------------

          Net deferred tax asset before valuation allowance                   6,891             6,418
                                                                       -----------------------------------

 Valuation Allowance
    Beginning balance                                                          (600)                0
    Increase during the period                                                                   (600)
                                                                       -----------------------------------

          Ending balance                                                       (600)             (600)
                                                                       -----------------------------------

          Net deferred tax asset                                             $6,291            $5,818
                                                                       ===================================

At December 31, 2003, Fidelity has federal net operating loss carryforwards for tax purposes totaling $11,277. These loss carryforwards expire in varying amounts through the year 2022. Fidelity has state net operating loss carryforwards for tax purposes of $12,250. These loss carryforwards expire in varying amounts through the year 2016. Fidelity has affordable housing credit carryforwards of $1,647. These carryforwards expire in varying amounts through the year 2022. In addition, Fidelity has an alternative minimum tax credit carryforward of $81.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Retained earnings include approximately $1,138 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987, for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses, including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $387.

Fidelity has recorded a deferred tax asset of $4,875 for the expected benefit to be realized from the federal and state net operating loss carryovers discussed above. In addition, a deferred tax asset of $1,563 for low income housing tax credits is recorded. Realization depends upon the ability of Fidelity to generate sufficient taxable income before the expiration of the carryover periods. At December 31, 2003 and 2002, management has established a valuation allowance of $600 against the deferred tax assets because management believed it was more likely than not that future earnings will be insufficient to realize the entire amount of the loss carryforwards and tax credits. The valuation allowance was established to reduce the deferred tax assets to the amounts management believe will more likely than not be realized. The amount that management considers to be realizable is reevaluated at each financial statement date. That estimate could be reduced in the near term if management lowers its estimate of future taxable income during the carryover period.


>>       Other Comprehensive Income (Loss)

Other comprehensive income components and related taxes were as follows:

Year Ended December 31                                             2003              2002             2001
---------------------------------------------------------------------------------------------------------------
 Unrealized gains (losses) on securities available for sale        $(602)            $755              $824
 Reclassification for realized amount included in income            (353)             (73)
                                                             --------------------------------------------------
   Other comprehensive income (loss), before tax effect             (955)             682               824
 Tax expense (benefit)                                              (367)             265               326
                                                             --------------------------------------------------

   Other comprehensive income (loss)                               $(588)            $417              $498
                                                             ==================================================

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

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


At December 31, 2003 and 2002, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $12,099 and $9,038, respectively.

In the past, Fidelity has issued standby letters of credit to affordable housing developments in which one of Fidelity's subsidiaries previously had partnership interests until December 2002. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships in which the subsidiary previously owned a one percent general partner interest. The amount outstanding on these letters of credit at December 31, 2003 and 2002, was $0 and $2,206, respectively.

Fidelity has also issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with Fidelity. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships. The amount outstanding on the letters of credit at December 31, 2003 and 2002, was $27,774 and $27,468, respectively.

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

Fidelity entered into an agreement with another institution in conjunction with a consumer loan sale that guaranteed to the purchaser that Fidelity would repurchase any consumer loans that exceeded a 60-day delinquency status. The original amount of the loans sold was $5.0 million and remaining amount outstanding totaled $1.5 million at December 31, 2003. Over the past year, Fidelity has repurchased a total of $217 that exceeded the 60-day delinquency status.

Fidelity and its subsidiaries are also subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of Fidelity.


>>       Dividend and Capital Restrictions

Fidelity's dividend policy is to pay cash or distribute stock dividends when its board of directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards and other factors, including regulatory capital requirements of its savings bank subsidiary. Fidelity is not subject to any regulatory restrictions on payments to its stockholders. Fidelity's primary source of income is dividends from United.

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

Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2003 and 2002, that United meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from United's federal regulators categorized United as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, United must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed United's category.

There are no specific targets for capital levels included or agreed to within the Supervisory Agreement (Agreement) between United and the OTS, only a requirement that United include capital targets within a strategic plan. At December 31, 2003, United was in compliance with the targets included within that plan as illustrated below. The Agreement did set a target level to reduce its classified assets to 50% or less of core capital plus the allowance for loan losses and the letter of credit valuation reserves. United's ratio of classified assets to core capital plus the allowance for loan losses and letter of credit valuation reserves was 12.7% at December 31, 2003.

United's actual and required capital amounts and ratios were as follows:

                                                                     Required for        To Be Well         Required per
                                                   Actual          Adequate Capital      Capitalized       Strategic Plan
                                            ---------------------------------------------------------------------------------
                                              Amount     Ratio     Amount     Ratio    Amount    Ratio    Amount    Ratio
                                            ---------------------------------------------------------------------------------
 As of December 31, 2003
    Total risk-based capital (to risk-
      weighted assets)                        $15,294      13.6%     $8,984     8.0%    $11,230    10.0%   $12,353    11.0%
    Tier 1 capital (to risk-weighted assets)   10,292       9.2       4,492     4.0       6,738     6.0      9,265     8.3
    Core capital (to adjusted total assets)    11,869       7.0       6,787     4.0       8,484     5.0     10,605     6.3
    Core capital (to adjusted tangible
      assets)                                  11,869       7.0       3,394     2.0         N/A     N/A    N/A         N/A
    Tangible capital (to adjusted total
      assets)                                  11,646       6.9       2,542     1.5         N/A     N/A    N/A         N/A

 As of December 31, 2002
    Total risk-based capital (to risk-
      weighted assets)                        $11,107      12.5%     $7,093     8.0%   $  8,866    10.0%   $11,082    12.5%
    Tier 1 capital (to risk-weighted assets)    8,823      10.0       3,546     4.0       5,319     6.0      8,798    10.0
    Core capital (to adjusted total assets)    10,929       8.8       4,958     4.0       6,197     5.0      9,296     7.5
    Core capital (to adjusted tangible
      assets)                                  10,929       8.8       2,479     2.0         N/A     N/A       N/A      N/A
    Tangible capital (to adjusted total
      assets)                                  10,520       8.5       1,853     1.5         N/A     N/A       N/A      N/A

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Other Restrictions

United entered into a supervisory agreement with the OTS on February 3, 1999. The supervisory agreement, as amended on November 18, 2003, currently requires United to:

         o        Refrain from paying dividends without OTS approval.

         o Continue to comply with its strategic plan, including its capital targets, as noted in the "Regulatory Capital" note, consistent with United's business plan as approved by the OTS.

         o Refrain from engaging in any transaction with or distribution of funds to Fidelity or its subsidiaries or selling any assets to an affiliate without OTS approval.

         o Not engage in new activities not included in its strategic plan without OTS approval.

United believes that it currently is in compliance with all provisions of the supervisory agreement.


>>       Stockholders' Equity and Capital Infusion

In April 2003, Fidelity issued 2,777,777 shares of common stock for $4.0 million in cash through the exercise of an option held by Pedcor Holdings and affiliates (Pedcor). The exercise price per share was $1.44, and was determined under a formula included in the shareholder-approved stock purchase agreement effective May 19, 2000. The proceeds of the option exercise were utilized to reduce Fidelity's long-term debt outstanding. The remaining options expired on May 19, 2003.

Pedcor is a member of a group of companies which is controlled by Bruce A. Cordingley, Gerald K. Pedigo and Phillip J. Stoffregen, directors of Fidelity. Following the option exercise, Pedcor beneficially owns approximately 67.75% of Fidelity's issued and outstanding stock.

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

During the third quarter of 2002, Pedcor Investments, LLC (Investments) exercised a portion of its option that was granted under the stock purchase agreement in May 2000, and purchased $259 in common stock resulting in 137,765 shares being issued.

In December 2001, Fidelity filed a registration statement for a debt and equity rights offering with the Securities and Exchange Commission. Subscription rights were distributed to persons who owned common stock as of the close of business on December 19, 2001, to purchase $1.5 million of 9.00% unsecured junior subordinated notes due February 28, 2009, and 500,000 warrants representing the right to purchase shares of common stock at $3.00 per share, less the purchase price of $0.50 per warrant. The offering was completed on February 28, 2002. Fidelity issued approximately $1.0 million in 9% notes and all of the 500,000 warrants, raising an additional $250.

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

In connection with Fidelity's first debt and equity rights offering completed April 30, 1994, Fidelity reserved 415,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 277 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $6.22 per share, and expire on April 30, 2004. At December 31, 2003, a total of 397,218 of the shares originally reserved had been issued and 18,282 remained reserved and unissued.

In connection with Fidelity's second debt and equity offering completed on January 31, 1995, Fidelity reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $8.93 per share, and expire on January 31, 2005. At December 31, 2003, a total of 337,029 of the shares originally reserved had been issued and 9,471 remained reserved and unissued.


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

The sale price was approximately $1.7 million in cash and was consummated during the fourth quarter of 2002. The sale resulted in a consolidated pre-tax loss under generally accepted accounting principles of approximately $201, which consists of a gain from the sale of the affordable housing assets held by Fidelity and United of $574 offset by a loss from the sale of the subsidiaries of $775. The gain is recorded as gain on sale of assets in the other income section of the consolidated statements of income.

The subsidiaries were sold as part of Fidelity's plan to end its active involvement in the affordable housing business. Accordingly, the results of operations for the two subsidiaries, which include impairment charges recorded upon signing the definitive agreement of $742, has been classified as discontinued operations in Fidelity's consolidated statement of income for December 31, 2002. The $742 combined with the $775 loss noted in the paragraph above total the $1,517 listed in the income statement as the loss on sale of discontinued operations. The results of operations of the two subsidiaries for the years ended December 31, 2001 and 2000, were not material and have, therefore, not been segregated.

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


>>       Benefit Plans

Fidelity is a participant in the Financial Institutions Retirement Fund (FIRF). This defined-benefit plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Effective January 1, 2004, the plan was frozen to reduce future cash outlay and expense. An estimated normal cost on an ongoing basis for a frozen plan is $14 per year. According to FIRF administrators, the market value of the fund's assets did not exceed the value of vested benefits in the aggregate as of June 30, 2003, the date of the latest actuarial valuation. Plan expense of $0 was recognized during 2003, compared to $110 in 2002 and $54 in 2001. The plan provides pension benefits for substantially all of Fidelity's employees.

Fidelity has a retirement savings 401(k) plan in which substantially all employees may participate. Fidelity matches employees' contributions at the rate of 25% up to 6% of the participant's salary. Fidelity's expense for the plan was $20, $21 and $16 for the years ended December 31, 2003, 2002 and 2001, respectively.


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

The aggregate amount of loans, as defined, to such related parties was as follows:

 December 31                                                         2003             2002
 -----------------------------------------------------------------------------------------------
 Balances, beginning of year                                       $ 2,782            $2,948
    Composition change                                                 (33)
    Loans charged off                                                                   (376)
    Recoveries                                                                         1,084
    New loans, including renewals                                                      1,075
    Payments, etc., including renewals                              (2,572)           (1,949)
                                                            ------------------------------------
 Balances, end of year                                             $   177            $2,782
                                                            ====================================

Total internally classified related party loans included in the total related party loans at December 31, 2003 and 2002, were $0 and $2,567, respectively. Reserves for these classified related party loans totaled $0 and $128 at December 31, 2003 and 2002, respectively, and are included in the allowance for loan losses.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Deposits from related parties held by Fidelity at December 31, 2003 and 2002, totaled $854 and $619. During the second quarter of 2003, Fidelity sold two classified notes totaling $2.6 million in connection with two first mortgages held by Fidelity on certain multi-family housing partnerships to a related party. The instruments were acquired by Pedcor Bancorp at par and assisted Fidelity in reducing its classified assets.

During the fourth quarter of 2003, Fidelity entered into a $1.0 million unsecured term loan note with Pedcor Bancorp which matures on June 30, 2004. These funds were contributed to United's capital prior to the end of the year. This note will be paid off upon the expected completion of the debt offering early in the second quarter 2004.

During the first quarter of 2002, Fidelity sold two notes held in conjunction with advances made by Fidelity to certain multi-family housing partnerships to a related party. The advances were made to facilitate refinancing activities and resulted in loans subordinated to the first mortgage loans. The advances had been previously charged off and had no value on Fidelity's books. The gain on the note sale totaled $223. Fidelity also sold a position in an interest rate swap for a $72 gain. These gains are included in gains on sales of loans in the consolidated statements of income. The instruments were acquired by Pedcor Funding Corporation and the purchase price consisted of a 20% down payment with the remainder financed by a 10 year note totaling $235 at a rate of 5.25% for five years and 6.50% for the last five years with principal paid annually and interest paid quarterly.

As noted in the discontinued operations footnote, Village Housing Corporation and Village Affordable Housing Corporation, along with certain affordable housing assets, were sold to Pedcor Funding Corporation in the fourth quarter of 2002.

Pedcor had also been providing management services to the partnerships in which Fidelity was a general partner at no cost since May 2000, in accordance with the provisions of the sale of stock to Pedcor in May 2000. Upon completion of the Village Housing Corporation sale noted in the discontinued operations note, these services were no longer necessary.


>>       Stock Option Plans

Under Fidelity's stock option plans, Fidelity grants stock option awards which vest and become exercisable at various dates. During the years ended December 31, 2002 and 2001, Fidelity authorized the grant of options for up to 99,500 and 10,000, shares, respectively, of its common stock. No options were granted in 2003. The exercise price of each option, which has a 10-year life, was greater than the market price of Fidelity's stock on the date of grant; therefore, no compensation expense was recognized.

Although Fidelity has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if Fidelity had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

 Year Ended December 31                                           2003              2002              2001
 ---------------------------------------------------------------------------------------------------------------
 Risk-free interest rates                                         4.2%              5.1%              5.3%
 Dividend yields                                                  0.0%              0.0%              0.0%
 Volatility factors of expected market price of common stock     39.7%             40.3%             28.1%
 Weighted-average expected life of the options                 10 years          10 years          10 years

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The following is a summary of the status of the Fidelity's stock option plans and changes in the plans as of and for the years ended December 31, 2003, 2002 and 2001.

Directors' Plan
Fidelity has a non-qualified stock option plan (Directors' Plan) which provides for the grant of non-qualified stock options to individuals who are directors of Fidelity, or any of its subsidiaries. The Directors' Plan provides for the grant of non-qualified stock options to acquire shares of common stock of Fidelity for the price of not less than $2 above the average of the high and low bid quotations, as reported by NASDAQ, for the common stock of Fidelity for the five trading days immediately preceding the date the option is granted. The plan has expired, however, as of December 31, 2003, there were options for 198,573 shares outstanding.

A summary of the stock options activity for the Directors' Plan is as follows:

 December 31                                                2003              2002              2001
 ---------------------------------------------------------------------------------------------------------
 Shares under option
    Outstanding at beginning of year                       198,573          143,573           152,313
    Granted                                                                  55,000
    Forfeited/expired                                                                          (8,740)
                                                       ---------------------------------------------------
    Outstanding at end of year                             198,573          198,573           143,573
                                                       ===================================================
    Exercisable at end of year                             198,573          198,573           143,573
                                                       ===================================================
 Weighted option price per share
    Exercisable                                              6.29             $6.29             $7.00
    Granted                                                                    4.42
 Weighted-average fair value of options granted
    during the year                                                           $1.05

The following table summarizes information about stock options under the Directors' Plan outstanding at December 31, 2003:

                                    Options Outstanding                                         Options Exercisable
                           -------------------------------------------------------------------------------------------------
                                                  Weighted-
                                                   Average
    Range of Exercise          Number            Remaining         Weighted-Average        Number         Weighted-Average
         Prices              Outstanding      Contractual Life      Exercise Price       Exercisable       Exercise Price
----------------------------------------------------------------------------------------------------------------------------
   $4.31   to   $  6.22         166,032          4.1 years             $  5.29             166,032            $  5.29
    9.74   to     11.81          32,541          3.3 years               11.37              32,541              11.37

1995 Key Employees' Stock Option Plan
The 1995 Key Employees' Stock Option Plan (1995 Plan) provides for the granting of either incentive stock options (ISOs) pursuant to Section 422A of the Internal Revenue Code of 1986, as amended (Code), or stock options which do not qualify as ISOs, or any combination thereof. Options may be granted to key employees and officers of Fidelity and its subsidiaries.

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

At December 31, 2003, there were 82,670 options available for grant. A summary of the stock options activity for the 1995 Plan was as follows:

 December 31                                                    2003             2002              2001
 ------------------------------------------------------------------------------------------------------------
 Shares under option
    Outstanding at beginning of year                          183,423          186,643           139,143
    Granted                                                                     44,500            47,500
    Forfeited/expired                                         (30,000)         (45,720)
    Exercised                                                                   (2,000)
                                                         ----------------------------------------------------

    Outstanding at end of year                                153,423          183,423           186,643
                                                         ====================================================

    Exercisable at end of year                                128,423          128,423           153,343
                                                         ====================================================

 Weighted option price per share
    Exercisable                                                $3.84             $3.85             $5.91
    Granted                                                                       3.17              1.57

 Weighted-average fair value of options granted
    during the year                                                              $1.37             $0.82

The following table summarizes information about stock options under the 1995 Plan outstanding at December 31, 2003:

                                      Options Outstanding                                        Options Exercisable
                            --------------------------------------------------------------------------------------------------
                                Weighted-
                                Average
    Range of Exercise            Number             Remaining         Weighted-Average       Number        Weighted-Average
          Prices              Outstanding        Contractual Life      Exercise Price      Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------------
  $ 1.53  to     $ 4.00         144,923             6.98 years              $ 3.23           119,723             $ 3.34
   10.81  to      10.81           8,500             3.89 years               10.81             8,500              10.81

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Earnings Per Share

Earnings per share (EPS) were computed as follows:

Year Ended December 31                                     2003                                      2002
-----------------------------------------------------------------------------------------------------------------------------
                                                        Weighted-                                  Weighted-
                                            Income       Average      Per Share       Income       Average      Per Share
                                                          Shares        Amount                      Shares        Amount
                                        -------------------------------------------------------------------------------------
Income (Loss) from continuing operations    $    214                                    $(2,407)
                                        ===============                           ===============
Basic earnings per share
   Income (loss) available to common
     stockholders                           $    214       8,932,084    $  0.02         $(2,407)    6,175,896          $(0.39)
                                                                    ===============                           ===============
   Effect of dilutive securities
     Stock options
                                        -----------------------------             -----------------------------
Diluted earnings per share
   Income (loss) available to common
     stockholders and assumed
     conversions                            $    214       8,932,084    $  0.02         $(2,407)    6,175,896          $(0.39)
                                        =====================================================================================

Options to purchase 351,996 shares of common stock at prices ranging from $1.53 to $11.81 per share, as well as stock warrants representing the right to purchase 527,753 shares of common stock at prices ranging from $3.00 to $8.93 per share were outstanding at December 31, 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


>>       Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents-- The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing Time Deposits-- The fair value of interest-bearing time deposits approximates carrying value.

Investment Securities-- Fair values are based on quoted market prices.

Loans-- For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans, including one-to-four family residential, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Interest Receivable/Payable-- The fair values of interest receivable/payable approximate carrying values.

FHLB Stock-- The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the FHLB of Indianapolis are executed at par.

Deposits-- The fair values of non-interest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Long-Term Debt-- The fair value of these borrowings is estimated using a discounted cash flow calculation based on current rates for similar debt. Long-term debt consists of adjustable instruments tied to a variable market interest rate.

Off-Balance-Sheet Commitments-- Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans and standby letters of credit and are generally of a short-term nature. The fair value of the loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of the commitments to purchase and originate mortgage loans and to sell mortgage loans, which are immaterial, are reasonable estimates of the fair value of these financial instruments. The carrying amount of the standby letters of credit, which consist of a letter of credit valuation allowance of $291, is a reasonable estimate of the fair value of those off-balance sheet items.

The estimated fair values of Fidelity's financial instruments were as follows:

                                                                    2003                                2002
                                                     ------------------------------------------------------------------------
                                                          Carrying           Fair            Carrying            Fair
 December 31                                               Amount            Value            Amount            Value
 ----------------------------------------------------------------------------------------------------------------------------
 Assets
    Cash and cash equivalents                             $   2,968         $   2,968        $   3,823         $   3,823
    Investment securities available for sale                 52,208            52,208           34,912            34,912
    Loans, net                                              100,437           102,462           73,087            74,532
    Interest receivable                                         564               564              411               411
    FHLB stock                                                3,466             3,466            2,674             2,674

 Liabilities
    Deposits                                                120,680           121,782          106,791           109,097
    FHLB advances and borrowings                             39,627            39,723           13,586            14,199
    Interest payable                                            339               339              266               266
    Standby letters of credit                                   291               291              445               445

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Fidelity:

                                            Condensed Balance Sheets

 December 31                                                                                   2003              2002
 ----------------------------------------------------------------------------------------------------------------------------
 Assets
    Cash and cash equivalents                                                               $       39         $     123
    Investment in common stock of subsidiaries                                                  14,889            13,958
    Loans, net                                                                                     421             2,814
    Subordinated debentures and other loan receivables
      from subsidiaries                                                                                            1,500
    Income tax receivable                                                                        2,063             1,876
    Other assets                                                                                    94               199
                                                                                        -------------------------------------

        Total assets                                                                           $17,506           $20,470
                                                                                        =====================================

 Liabilities
    Long-term debt                                                                             $ 4,077           $10,586
    Letter of credit valuation allowance                                                                              61
    Other liabilities                                                                               62               235
                                                                                        -------------------------------------
        Total liabilities                                                                        4,139            10,882

 Stockholders' Equity                                                                           13,367             9,588
                                                                                        -------------------------------------

        Total liabilities and stockholders' equity                                             $17,506           $20,470
                                                                                        =====================================

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                                                 Condensed Statements of Income

 Year Ended December 31                                                      2003              2002              2001
 ----------------------------------------------------------------------------------------------------------------------------
 Income
    Dividends from subsidiaries
    Interest income                                                             $ 232          $    560           $  652
    Other income                                                                  102               614              364
                                                                      -------------------------------------------------------
        Total income                                                              334             1,174            1,016
                                                                      -------------------------------------------------------

 Expense
    Interest expense                                                              610             1,113            1,375
    Provision for loan losses                                                     (73)             (400)             595
    Letter of credit valuation provision                                          (61)                              (715)
    Other expenses                                                                350             1,526              622
                                                                      -------------------------------------------------------
        Total expense                                                             826             2,239            1,877
                                                                      -------------------------------------------------------

 Loss Before Income Tax and Equity in
    Undistributed (Distributions in Excess of)
    Income of Subsidiaries                                                       (492)           (1,065)            (861)

 Income Taxes (Benefit)                                                          (187)              976             (344)
                                                                      -------------------------------------------------------

 Loss Before Equity in Undistributed (Distributions in Excess of)
    Income of Subsidiaries                                                       (305)           (2,041)            (517)

 Equity in Undistributed (Distributions in Excess of) Income of
    Subsidiaries                                                                  519            (2,354)             741
                                                                      -------------------------------------------------------

 Net Income (Loss)                                                              $ 214           $(4,395)         $   224
                                                                      =======================================================

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


                                              Condensed Statements of Cash Flows

 Year Ended December 31                                                     2003               2002              2001
 ----------------------------------------------------------------------------------------------------------------------------
 Operating Activities
    Net income (loss)                                                       $    214            $(4,395)        $    224
    Adjustments to reconcile net income (loss) to net
      cash used by operating activities
        Depreciation and amortization                                              5                  6               11
      Provision for loan losses                                                  (73)              (400)             595
      Letter of credit valuation provision                                       (61)                               (715)
      Funding on outstanding letters of credit                                                     (239)            (355)
      Gain on early extinguishment of debt                                                         (140)            (325)
      Loss on impairment of assets held for sale and changes in
        estimated useful lives of intangible assets                                               1,096
      Loss on sale of subsidiary                                                                     64
      Undistributed net income (loss) of subsidiaries                           (519)             2,374             (741)
      (Increase) decrease in other assets                                        (87)               921               10
      (Increase) decrease in other liabilities                                  (173)              (498)            (149)
                                                                     --------------------------------------------------------
      Net cash used by operating activities                                     (694)            (1,211)          (1,445)
                                                                     --------------------------------------------------------

 Investing Activities
    Capital contributions to subsidiaries                                     (1,000)                (8)            (193)
    Proceeds from sale of subsidiary                                                                461
    Principal payments received on notes from subsidiaries                     1,500              1,375
    Net change in loans                                                        2,466                (97)            (460)
                                                                     --------------------------------------------------------
      Net cash provided (used) by investing activities                         2,966              1,731             (653)
                                                                     --------------------------------------------------------

 Financing Activities
    Repayment of long-term debt                                               (7,784)            (3,928)          (2,740)
    Proceeds from issuance of long-term debt                                   1,275              1,858            1,471
    Sale of common stock                                                       4,153              1,421            2,398
    Sale of stock warrants                                                                          250
                                                                     --------------------------------------------------------
      Net cash provided (used) by financing activities                        (2,356)              (399)           1,129
                                                                     --------------------------------------------------------

 Change in Cash and Cash Equivalents                                             (84)               121             (969)

 Cash and Cash Equivalents, Beginning of Period                                  123                  2              971
                                                                     --------------------------------------------------------

 Cash and Cash Equivalents, End of Period                                  $      39           $    123        $       2
                                                                     ========================================================

>>       Subsequent Event

In February of 2004, Fidelity filed a registration statement on Form S-3 for the registration and issuance of $2.5 million of 9% junior subordinated notes due in January of 2009. The offering was to existing shareholders.

                              Corporate Information

Shareholder Relations
Inquiries:  1-800-280-8280
If you have inquiries or questions regarding your Fidelity Federal Bancorp Shareholder account, call shareholder relations at 1-800-280-8280 or 812-424-0921 ext. 2226.

Stock Transfers, Dividend Payments
Dividend Reinvestment
Fidelity Federal Bancorp
Attn:  Debbie  Merritt, Shareholder Relations
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347

All other requests, including requests for the Annual Report, Form 10-K, Form 10-Q, etc., should be directed to: Debbie Merritt, Shareholder Relations. Fidelity Federal Bancorp
18 NW Fourth St.
PO Box 1347
Evansville, IN  47706-1347
812-424-0921 ext. 2226

Internet Information on Fidelity Federal Bancorp is available on the Internet at: http://www.unitedfidelity.com

Common Stock Information
NASDAQ National Market System
Ticker Symbol:  FFED

Market Makers as of December 31, 2003
Knight Equity Markets, L.P.
Hill, Thompson, Magid & Co.
National Stock Exchange
Schwab Capital Markets
Boston Stock Exchange
Archipelago Exchange (The)
Goldman, Sachs & Co.

Annual Meeting
Wednesday, April 28, 2004
9:00 am (Central Daylight Time)
Sheraton Inn
8787 Keystone Crossing
Indianapolis, Indiana  46240


                               Board of Directors

William R. Baugh
Chairman Emeritus, Fidelity Federal Bancorp
Retired President, United Fidelity Bank, fsb

Paul E. Becker
President, Gaither Technologies STC
Director, United Fidelity Bank, fsb

Bruce A. Cordingley
President and CEO, Pedcor Bancorp
President and CEO, Pedcor Financial, LLC
President and CEO, Pedcor Investments, LLC
President and CEO, Village Housing Corporation
Director, International City Bank, N.A. (Long Beach, CA)
Director, United Fidelity Bank, fsb

Jack Cunningham
Chairman of the Board, United Fidelity Bank, fsb
Chairman of the Board, Fidelity Federal Bancorp
Port of Evansville Wharfmaster

Michael A. Elliott
CFO, Treasurer, Anchor Industries, Inc.
Director, United Fidelity Bank, fsb

Donald R. Neel
President and CEO, Fidelity Federal Bancorp
President, CEO and Director, United Fidelity Bank, fsb

Gerald K. Pedigo
Chairman, Pedcor Bancorp
Chairman, Pedcor Investments, LLC
Director, International City Bank, N.A. (Long Beach, CA)

Barry A. Schnakenburg
President, Barry Inc.
President, U.S. Industries Group, Inc.
Director, United Fidelity Bank, fsb

Phillip J. Stoffregen
Executive Vice President and COO,
Pedcor Investments, LLC


                                    Officers

Jack Cunningham
Chairman

Bruce A. Cordingley
Chairman, Executive Committee

Donald R. Neel
President and CEO

Mark A. Isaac
Vice President and CFO

Nancy K. Sweazey
Vice President, Secretary

Debbie L. Merritt
Assistant Vice President, Shareholder Relations