Form 10-K, Exhibit 13
period 2004-12-31
FIDELITY FEDERAL BANCORP
filed 2005-03-31
CIK 910492

Exhibit 13    2004 Annual Report to Shareholders

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                               2004 Annual Report
                                    Contents


                                                                   Page
---------------------------------------------------------------------------


Financial Highlights                                                 2

Market Summary                                                       3

Selected Statistical Information                                     4

Management's Discussion and Analysis                                 5

Independent Auditor's Report                                        32

Consolidated Balance Sheets                                         33

Consolidated Statements of Income                                   34

Consolidated Statements of Changes in Stockholders' Equity          37

Consolidated Statements of Cash Flows                               38

Notes to Consolidated Financial Statements                          40

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                              Financial Highlights
             (Dollars in Thousands, Except Share and Per Share Data)

                                                            December 31,  December 31,
                                                                2004          2003           Change
----------------------------------------------------------------------------------------------------
Per Share
   Basic net income                                           $   0.54     $   0.29           86.21%
   Diluted net income                                             0.54         0.29           86.21
   Book value at year end                                        17.74        16.68            6.35
   Market price (bid) at year end                                22.32        19.44           14.81

For the Year
   Net interest income                                        $  4,479     $  2,823           58.66%
   Provision for loan losses                                       448           13        3,346.15
   Non-interest income                                           2,495        3,878          (35.66)
   Non-interest expense                                          6,120        6,694           (8.57)
   Net income                                                      472          214          120.56

At Year End
   Total assets                                               $200,558     $175,390           14.35%
   Loans (net)                                                 110,771      100,437           10.29
   Total deposits                                              127,701      120,680            5.82
   Total stockholders' equity                                   16,261       13,367           21.65

Averages
   Total assets                                               $195,959     $149,577           31.01%
   Total earning assets                                        178,274      131,080           36.00
   Total loans                                                 109,050       82,553           32.10
   Total deposits                                              128,238      111,888           14.61
   Total stockholders' equity                                   15,274       12,668           20.57

Profitability Ratios
   Return on average assets                                       0.24%        0.14%
   Return on average stockholders' equity                         3.09         1.69
   Net interest margin                                            2.51         2.15

Loan Quality Ratios
   Net charge offs to average loans                               0.39%        0.14%
   Allowance for loan losses to loans at end of period            0.68         0.73
   Valuation allowance for letters of
      credit to total letters of credit                           1.02         1.05

Savings Bank Capital Ratios
   Tangible capital to adjusted total assets                      7.22%        6.87%
   Risk-based capital ratios
     Tier I capital                                              10.52         9.16
     Total risk-based capital                                    14.48        13.62

Other Data
   Average common and common equivalent shares outstanding     874,432      744,340
   Number of full-time equivalent employees at year end             52           62
   Number of banking offices                                         5            5

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                                 MARKET SUMMARY
             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Until March 1, 2005 Fidelity's common stock was traded on the NASDAQ System under the symbol FFED. The stock is not currently traded on any stock exchange or on the NASDAQ system, and there is no established public trading market for the stock. The following table sets forth, for the periods indicated, the high and low bid prices per share as reported by NASDAQ. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions and may not represent actual transactions. The stock prices have been adjusted for the reverse and forward stock split on March 1, 2005.

                                   2004                          2003
                         ------------------------------------------------------
                          Common Stock Bid Prices       Common Stock Bid Prices
                         ------------------------------------------------------
Year Ended December 31     High              Low         High              Low
-------------------------------------------------------------------------------

First quarter              $25.32          $18.60        $21.00          $14.52
Second quarter              24.60           16.44         18.36           13.44
Third quarter               21.24           16.92         21.00           15.00
Fourth quarter              24.96           17.16         22.56           18.00

We did not pay any cash dividends on our common stock in 2004 or 2003. Fidelity's dividend policy is to pay cash or distribute stock dividends when the Board of Directors deems it to be appropriate, taking into account Fidelity's financial condition and results of operations, economic and market conditions, industry standards, and other factors, including regulatory capital requirements of its savings bank subsidiary. We do not anticipate paying cash dividends in the foreseeable future. As of February 28, 2005, shares were held of record by approximately 419 shareholders.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                        Selected Statistical Information
             (Dollars in Thousands, Except Share and Per Share Data)

                                               December 31,   December 31,   December 31,   December 31,   December 31,
Selected Financial Data as of                      2004           2003           2002           2001           2000
-----------------------------------------------------------------------------------------------------------------------
   Total assets                                 $ 200,558      $ 175,390      $ 132,290      $ 159,659      $ 166,466
   Interest-bearing deposits                        3,633          1,263          2,369         14,605         14,718
   Investment securities available for sale        65,192         52,208         34,912         18,074         21,001
   Loans, net                                     110,771        100,437         73,087        104,432        107,842
   Deposits                                       127,701        120,680        106,791        120,155        126,944
   Borrowings                                      10,460          8,077         10,586         12,317         13,939
   Federal Home Loan Bank advances                 44,090         31,550          3,000         12,333          9,903
   Stockholders' equity                            16,261         13,367          9,588         11,895          8,775

Selected Operations Data for Year Ended
   Interest income                              $   8,483      $   6,650      $   9,034      $  11,455      $  12,100
   Interest expense                                 4,004          3,827          6,022          8,501          8,457
                                                ---------------------------------------------------------------------
   Net interest income                              4,479          2,823          3,012          2,954          3,643
   Provision for loan losses                          448             13           (360)         1,349            670
                                                ---------------------------------------------------------------------
   Net interest income after provision for
     loan losses                                    4,031          2,810          3,372          1,605          2,973
   Non-interest income                              2,495          3,878          3,507          3,933          1,816
   Non-interest expense                             6,120          6,694          9,927          5,698          7,314
                                                ---------------------------------------------------------------------
   Income (loss) from continuing operations
     before tax                                       406             (6)        (3,048)          (160)        (2,525)
   Income tax benefit                                 (66)          (220)          (641)          (384)        (1,369)
                                                ---------------------------------------------------------------------
   Income (loss) from continuing operations           472            214         (2,407)           224         (1,156)
                                                ---------------------------------------------------------------------
   Loss from discontinued operations before
     tax                                               --             --         (1,537)
   Income tax expense                                  --             --            451
                                                ---------------------------------------------------------------------
   Loss from discontinued operations                   --             --         (1,988)
                                                ---------------------------------------------------------------------
   Net income (loss)                            $     472      $     214      $  (4,395)     $     224      $  (1,156)
                                                =====================================================================

Selected Financial Ratios
   Return on average assets                          0.24%          0.14%         (2.75)%         0.14%         (0.71)%
   Return on stockholders' equity                    3.09           1.69         (36.82)          2.18         (16.14)
   Net interest margin                               2.51           2.15           2.18           2.03           2.49
   Net interest spread                               2.42           2.11           2.23           2.12           2.33
   Tangible equity to assets at year end             7.22           6.87           8.52           8.48           8.42
   Allowance for loan losses to loans                0.68           0.73           1.13           2.01           1.75
   Allowance for loan losses to
     non-performing loans                           74.48          49.33          91.48          55.90         222.27
   Dividend payout ratio                              N/A            N/A            N/A            N/A            N/A

Per Share Data
   Diluted net income (loss) from continuing
     operations                                 $    0.54      $    0.29      $   (4.67)     $    0.52      $   (3.42)
   Diluted net income (loss) from
     discontinued operations                                                      (3.86)
   Diluted net income (loss)                         0.54           0.29          (8.53)          0.52          (3.42)
   Basic net income (loss) from continuing
     operations                                      0.54           0.29          (4.67)          0.52          (3.42)
   Basic net income (loss) from discontinued
     operations                                                                   (3.86)
   Basic net income (loss)                           0.54           0.29          (8.53)          0.52          (3.42)
   Cash dividends declared
   Book value at year end                           17.74          16.68          17.07          23.84          22.85
   Closing market price (bid) at year end           22.32          19.44          17.64          27.60          15.72
   Number of average common and common
     equivalent shares outstanding                874,432        744,340        515,272        428,894        338,097

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Termination of Registration Requirements

On November 10, 2004, Fidelity announced a plan to terminate registration of its common stock. The Board of Directors unanimously approved a 1-for 30,000 reverse stock split in order to terminate the registration of its common stock with the Securities and Exchange Commission and result in the delisting of its shares on the NASDAQ. The reverse stock split was immediately followed by a 2,500-for-1 stock split. The effective dates for both the reverse and forward stock splits was February 28, 2005. On March 11, 2005, Fidelity filed Form 15 with the Securities and Exchange Commission notifying it of the completion of the reverse stock split and delisting of its shares on NASDAQ. Approximately $3.2 million will be paid out to fractional shareholders as a result of the reverse stock split in 2005 thus reducing shareholder's equity and cash. Additional details regarding this transaction may be found in the Schedule 13E-3 as filed with the Securities and Exchange Commission.

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

We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this annual report.

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Operating Strategy

Fidelity's strategy is to continue to operate as an independent, community-oriented financial institution dedicated to meeting the financial needs of consumers and businesses in its market area. Fidelity prides itself in meeting or exceeding customer expectations. Fidelity's emphasizes on mortgage and commercial lending activities, as well as increasing its portfolio of consumer loans. The strategy also includes continued management of its portfolio of mortgage-backed securities, and to increase core deposit growth to support growth in loans and investments.

Performance Overview

The primary source of Fidelity's revenue is net interest income from loans and deposits, fees generated from loan sales and fees from financial services provided to customers. Economic factors, such as interest rates, business spending and consumer confidence, in addition to competition, influences loan and deposit volume that is generated by Fidelity.

Fidelity's earnings increased $258,000 over 2003. Net interest income increased $1.7 million and noninterest expense decreased $574,000 from the prior year. Offsetting a portion of these increases was a decrease of $1.4 million in noninterest income and a $435,000 increase in provision for loan losses.

Net income per share was $0.54 compared to $0.29 in 2003. Return on assets and return on equity for 2004 were 0.24% and 3.09%, respectively, compared to 0.14% and 1.69% for 2003, respectively.

Fidelity's balance sheet increased from $175.4 million at December 31, 2003 to $200.6 million at December 31, 2004. This increase was attributed to growth in the investment and loan portfolios. This growth was funded primarily by increases in certificate of deposits, and Federal Home Loan Bank advances. Fidelity also raised $2.5 million through a rights offering of equity in which
1.4 million shares were registered. A portion of these proceeds were used to increase regulatory capital during 2004 which supported balance sheet expansion.

Fidelity increased its commercial real estate and commercial loans by 66% in 2004. The primary collateral sources on these loans have been income-producing residential properties, and owner-occupied commercial real estate. Fidelity's investment portfolio also increased 24.9% in 2004 primarily through purchases of mortgage-backed securities.

Fidelity's classified assets have continued to decrease over the past several years. Total classified assets have declined from $6.0 million at December 31, 2002 to $1.5 million at December 31, 2004.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

Total assets at December 31, 2004 increased $25.2 million to $200.6 million from $175.4 million in December 2003, primarily due to the increases in mortgage-backed securities available for sale of $13.0 million and an increase in net loans of $10.3 million. Average assets for the year ended December 31, 2004 increased by $46.4 million from $149.6 million at December 31, 2003 to $196.0 million at December 31, 2004. The increase in total average assets is primarily due to an increase in the automobile loan category of $16.8 million. Average investment securities grew $20.2 million in 2004 when compared to 2003 and total average commercial and commercial real estate loans grew by $7.4 million when compared to the prior year.

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition
Loans

The following table shows the composition of Fidelity's loan portfolio:

                                               December       December       December       December       December
                                                 2004           2003           2002           2001           2000
-------------------------------------------------------------------------------------------------------------------
                                                              (In Thousands)
Real estate mortgage loans
First mortgage loans
Conventional                                  $  38,226      $  41,754      $  36,157      $  43,929      $  47,809
Construction                                      4,471          2,042          1,909            513          1,274
Commercial                                       16,251          9,144          5,645          6,114          6,873
Multi-family loans                                  594            213          3,083          3,856          4,350
Home equity loans                                 6,144          5,067          4,586          4,577          5,274
First mortgage real estate loans purchased          385            778            627            745          1,753
                                              ---------------------------------------------------------------------
                                                 66,071         58,998         52,007         59,734         67,333
Commercial and industrial                         4,136          3,138          2,210          1,848          2,305
Consumer loans                                   41,320         39,038         19,707         44,988         40,125
                                              ---------------------------------------------------------------------
Total loans                                     111,527        101,174         73,924        106,570        109,763
Allowance for loan losses                          (756)          (737)          (837)        (2,138)        (1,921)
                                              ---------------------------------------------------------------------

Net loans                                     $ 110,771      $ 100,437      $  73,087      $ 104,432      $ 107,842
                                              =====================================================================

Total assets                                  $ 200,558      $ 175,390      $ 132,290      $ 159,659      $ 166,466
                                              =====================================================================

Total loans to total assets                        55.6%          57.7%          55.9%          66.7%          65.9%

Total conventional real estate mortgages decreased by $3.5 million in 2004, due to an overall decline in originations in 2004 as compared to 2003.

Total commercial real estate loans outstanding have increased by approximately $7.1 million in 2004 and total commercial and industrial loans have increased by approximately $1.0 million as compared to 2003. Continued growth is expected in these two loan categories in 2005.

Consumer loans increased by $2.3 million to $41.3 million at December 31, 2004. The portfolio is primarily composed of prime automobile loans previously generated through a network of automobile dealers in Indiana, Kentucky, Illinois and Missouri. During the third quarter of 2004, United exited the indirect automobile market and focused its resources on more traditional community bank products. The portfolio is expected to decline in 2005.

Fidelity has no loans to foreign governments, foreign enterprises, foreign operations of domestic companies or highly leveraged transactions, nor any concentration to borrowers engaged in the same or similar industries that exceed ten percent of total loans.

Loan Maturities
The following table sets forth the remaining maturities for commercial loans as of December 31, 2004:

                              Within One    One to Five    After Five
                                 Year          Years          Years       Total
                             ---------------------------------------------------
                                                 (In Thousands)

Predetermined interest rates     $   52        $1,240        $  198       $1,490
Floating interest rates           1,055           202         1,389        2,646
                             ---------------------------------------------------

                                 $1,107        $1,442        $1,587       $4,136
                             ===================================================

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

Typically, when a loan reaches nonaccrual status, the accrued interest is reversed from income, unless strong evidence exists that the value of the collateral would support the collection of interest in a foreclosure situation. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest. Income received on nonaccrual and restructured loans was $65,000 for the year ended December 31, 2004, $43,000 for the year ended December 31, 2003 and $23,000 for the year ended December 31, 2002. Additional interest income of approximately $53,000, $19,000 and $63,000 for the years ended December 31, 2004, 2003 and December 31, 2002, respectively, would have been recorded had income on nonaccruing and restructured loans been considered collectible and accounted for on an accrual basis.

The following table provides information on Fidelity's non-performing loans.

                                              December 31,    December 31,    December 31,    December 31,    December 31,
                                                 2004            2003            2002            2001            2000
                                             -----------------------------------------------------------------------------
                                                                        (Dollars In Thousands)
Non-accrual loans
   Real estate mortgage                         $  273          $  788          $  356          $  130
   Home equity                                     196             127
   Consumer                                        108             233             131             116
   Multi-family                                                                                                 $  148
   Commercial                                      178             267             388           3,291             472
                                                ----------------------------------------------------------------------
Total non-accrual loans                            755           1,415             875           3,537             620
Restructured
   Consumer                                                                         39             190             115
   Commercial                                                                                       53             119
                                                ----------------------------------------------------------------------
Total restructured loans                                                            39             243             234
90 days or more past due and accruing
   Consumer                                        133              54                              23              10
   Commercial                                      126             233                              22
   Mortgage                                                                          1
                                                ----------------------------------------------------------------------
Total 90 days or more past due and accruing        259             287               1              45              10

                                                ----------------------------------------------------------------------
       Total non-performing loans               $1,014          $1,702          $  915          $3,825          $  864
                                                ======================================================================

Ratio of non-performing loans to total loans      0.91%           1.68%           1.24%           3.59%           0.79%
                                                ======================================================================

The decrease in non-performing loans in 2004 is primarily due to one residential real estate loan totaling $451,000 on which accrual of interest income was ceased during the first quarter of 2003. The property was in the foreclosure process at the end of 2003 and sold during the first quarter of 2004. Proceeds were sufficient to repay principal, accrued interest, and other expenses. Approximately $170,000 of the $178,000 in commercial non-accrual loans is associated with one property that represents a small portion of a larger participated loan. Management believes that reserves for this loan are adequate.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Analysis of Allowance for Loan Losses and Letter of Credit Valuation Allowance

Fidelity establishes its provision for loan losses and letter of credit valuation provision and evaluates the adequacy of the allowance for loan losses and its letter of credit valuation reserve based on management's evaluation of the performance of its loan and letter of credit portfolios. United's review of all loans and letters of credit for which full collectibility may not be reasonably assured, considers among other matters, the present value of expected cash flows, the estimated fair value of the underlying collateral, economic conditions, historical loss experience, the composition of the portfolios and other factors that warrant recognition in providing for an adequate loan loss allowance and letters of credit valuation allowance. This evaluation is performed on a quarterly basis and is designed to ensure that all relevant matters affecting collectibility will consistently be identified in a detailed review and that the outcome of the review will be considered in a disciplined manner by management in determining the necessary allowances and related provisions. The amounts actually reported in each period will vary with the outcome of this detailed review.

Classified Assets and Letters of Credit
(in thousands)
                                  December 31,    December 31,    December 31,
                                      2004            2003            2002
                                ----------------------------------------------

Classified assets                   $1,521          $1,757          $6,024
Classified letters of credit
                                ----------------------------------------------

     Total classified assets        $1,521          $1,757          $6,024
                                ==============================================

Classified assets and letters of credit of Fidelity totaled $1.5 million at December 31, 2004 compared to $1.8 million at December 31, 2003 and $6.0 million at December 31, 2002, a decrease of 74.8%. In addition to the classified assets and letters of credit, there are other assets and letters of credit totaling $6.1 million at December 31, 2004 for which management was closely monitoring the borrowers' abilities to comply with payment terms.

Impaired loans are those that management believes will not perform in accordance with the original loan terms. At December 31, 2004 and December 31, 2003, Fidelity had impaired loans totaling $679,000 and $775,000 respectively. The allowances for loan losses on such impaired loans totaled $130,000 and $169,000, which were included in Fidelity's allowance for loan losses at December 31, 2004 and December 31, 2003 respectively. Using similar guidelines for impaired loans, impaired letters of credit at December 31, 2004 and December 31, 2003 totaled $0. Impaired loans do not include large groups of homogeneous loans that are collectively evaluated for impairment, such as residential mortgage and consumer installment loans.

Foreclosed Assets

Foreclosed assets owned, consisting of one-to-four family dwellings, totaled $316,000 at December 31, 2004, compared to zero at December 31, 2003.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Allowance for Loan Losses

The following table sets forth loan charge-offs and recoveries by the type of loan and an analysis of the allowance for loan losses for the years ended December 31, 2004, 2003, 2002 and 2001:

                                        December 31,     December 31,     December 31,     December 31,    December 31,
                                            2004             2003             2002             2001            2000
-----------------------------------------------------------------------------------------------------------------------
                                                                   (In Thousands)
Allowance for loan losses
   at beginning of period                $     737        $     837        $   2,138        $   1,921       $   2,021
                                         ----------------------------------------------------------------------------
Loan charge offs
   Real estate mortgage                                           2                                                80
   Multi-family                                                                  469              606             683
   Commercial                                   71                             1,158              354              12
   Consumer                                    499              234              327              441             391
                                         ----------------------------------------------------------------------------
     Total loan charge offs                    570              236            1,954            1,401           1,166
                                         ----------------------------------------------------------------------------
Loan recoveries
   Real estate mortgage                                                                             7
   Multi-family                                                  24              937              200             317
   Commercial                                                                                                      20
   Consumer                                    141               99               76               62              59
                                         ----------------------------------------------------------------------------
     Total loan recoveries                     141              123            1,013              269             396
                                         ----------------------------------------------------------------------------
Net charge offs                                429              113              941            1,132             770
Provision for loan losses
 transferred to held for sale                 (114)            (479)            (564)
Provision for loan losses                      562              492              204            1,349             670
                                         ----------------------------------------------------------------------------
Total net provision for loan losses            448               13             (360)           1,349             670
                                         ----------------------------------------------------------------------------
Allowance for loan losses
   at end of period                      $     756        $     737        $     837        $   2,138       $   1,921
                                         ============================================================================
Ratio of net charge offs to
   average loans outstanding
   during period                              0.39%            0.14%            0.99%            1.02%           0.72%
                                         ============================================================================
Ratio of provision for loan
   losses to average loans
   outstanding during period                  0.41%            0.02%           (0.38)%           1.21%           0.63%
                                         ============================================================================
Ratio of allowance for loan
   losses to total loans
   outstanding at year end                    0.68%            0.73%            1.13%            2.01%           1.75%
                                         ============================================================================
Average amount of loans
   outstanding for the period            $ 109,050        $  82,553        $  94,821        $ 111,572       $ 106,599
                                         ============================================================================
Amount of loans outstanding
   at end of period                      $ 111,527        $ 101,174        $  73,924        $ 106,570       $ 109,763
                                         ============================================================================

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

During the year ended December 31, 2004, 2003 and 2002 net charge-offs consisted primarily of consumer loans. Consumer loan charge-offs of $499,000 were recognized in 2004 compared to $234,000 in 2003 and $327,000 in 2002. Consumer loan recoveries of $141,000 were received in 2004 compared to $99,000 in 2003 and $76,000 in 2002. Charge-offs of $469,000 were recorded on multifamily loans in 2002 compared to zero in 2003 and 2004. During 2002 a subsidiary of United held general partnership interest in seventeen partnerships. Under the terms of the partnership agreement, the general partner was obligated to fund certain cash flow deficits of the particular partnership, or risk defaulting on loans. A default could have had a negative impact for the partners, including the company-owned general partner, such as causing recapture of tax credits. As such, funds would be loaned to the various partnerships to meet obligations. At the time the loans were made, they were fully reserved through additional provisions to the allowance for loan loss, due to the performance of the partnerships and the assessment of the quality of the credit. The loans were then charged-off.

Recoveries of $937,000 were received on multifamily loans in 2002, compared to $24,000 in 2003 and none in 2004. Due to the poor performance of certain multifamily loans in prior periods and management's assessment of allowances necessary to reflect the credit quality of these loans, specific reserves were created and certain charge-offs recorded. Several of these loans were refinanced through third parties during the past three years. The refinancing activities generally created additional cash flow because of reduced interest rates. As these loans were paid off, the reserves previously established for these loans were reversed or recorded recoveries to the extent that the payments received exceeded the charged down balances.

The provision for loan losses increased from $492,000 in 2003 to $562,000 in 2004 due to the $10.4 million increase in total loans outstanding. In 2002, operating deficit guarantees provided by Pedcor resulted in payments being made to Fidelity in the event that cash flows from properties were negative, based on a pre-determined computation. These guarantees and contingent liabilities were terminated upon the sale of the partnerships during the fourth quarter of 2002.

Fidelity's letter of credit valuation allowance was $232,000 at December 31, 2004 compared to $291,000 at December 31, 2003. The decrease is primarily due to the reduction in classified letters of credit, primarily due to efforts to refinance the credits on a non-recourse basis since 2001. Multi-family letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $22.7 million at December 31, 2004 compared to $27.8 million at December 31, 2003 and $29.7 million at December 31, 2002. The valuation allowance for letters of credit totaled 1.02% of outstanding letters of credit at December 31, 2004 compared to 1.0% at December 31, 2003. The allowance for loan losses and letters of credit to total loans and letters of credit at December 31, 2004 and 2003 was 0.74% and 0.80%, respectively. Management is not currently aware of any additional letters of credit that are expected to be called or funded. Management considers the allowance for loan losses and valuation allowance for letters of credit adequate to meet losses inherent in the loan and letter of credit portfolios at December 31, 2004.

The provision for consumer loans was credited in connection with consumer loans transferred to held for sale for $114,000 for 2004 compared to a credit of $479,000 in 2003. The credit during 2004 and 2003 is primarily attributable to the reduction in allocated reserves previously set aside for consumer loans as a result of completing consumer loan sales during each year. Fidelity will generally complete consumer loan sales during the month the loans are identified for sale, therefore no consumer loans were identified as held for sale at December 31, 2004.

Allocation of Allowance for Loan Losses

The allocation for loan losses and the percentage of loans within each category to total loans at December 31, 2004, 2003, 2002, and 2001 are as follows:

                                                        Allocation of Amount
                       ------------------------------------------------------------------------------------
                        December 31,      December 31,     December 31,      December 31,     December 31,
                            2004              2003             2002              2001             2000
-----------------------------------------------------------------------------------------------------------
                                                          (In Thousands)
Real estate mortgage        $    62          $    64           $    91          $    80          $     49
Home equity                      16               39                23               23                53
Multi-family                      6                2               150              258               514
Consumer                        414              363               247              505               628
Commercial                      258              269               326            1,272               677
                       ------------------------------------------------------------------------------------

     Total                   $  756           $  737            $  837           $2,138            $1,921
                       ====================================================================================

                                                     Percentage of Loans to Total Loans
                       ------------------------------------------------------------------------------------
                        December 31,      December 31,     December 31,      December 31,     December 31,
                            2004              2003             2002              2001             2000
-----------------------------------------------------------------------------------------------------------
Real estate mortgage          38.6%            43.0%             52.3%            42.4%             45.2%
Home equity                    5.5              5.0               6.2              4.3               4.8
Multi-family                   0.5              0.2               4.2              3.6               3.4
Consumer                      37.1             38.7              26.7             42.2              36.6
Commercial                    18.3             13.1              10.6              7.5              10.0
                       ------------------------------------------------------------------------------------
     Total                   100.0%           100.0%            100.0%           100.0%            100.0%
                       ====================================================================================

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

At December 31, 2004, the investment portfolio represented 32.5% of Fidelity's assets, compared to 29.8% at December 31, 2003 and 26.4% at December 31, 2002, and is managed in a manner designed to meet the Board's investment policy objectives. The primary objectives, in order of priority, are to further the safety and soundness of Fidelity, to provide for the liquidity necessary to meet day to day, cyclical, and long-term changes in the mix of Fidelity's assets and liabilities and to provide for diversification of risk and management of interest rate and economic risk. At December 31, 2004, the entire investment portfolio was classified as available for sale. The net unrealized loss at December 31, 2004, which is included as a component of stockholders' equity, was $261,000 and was comprised of gross unrealized gains of $59,000 and gross unrealized losses of $480,000 and tax expense of $160,000. The change in the unrealized loss from December 31, 2003, was caused primarily by market interest rate changes during the period. Although the entire portfolio is classified as available for sale, management has not identified specific investments for sale in future periods. The following table sets forth the components of United's available-for-sale investment portfolio as of December 31, 2003, 2002, and 2001:

                                                                    December 31,    December 31,     December 31,
                                                                       2004            2003             2002
-----------------------------------------------------------------------------------------------------------------
                                                                                (dollars in thousands)
   Federal Home Loan Mortgage Corporation
      mortgage-backed securities                                      $11,075         $ 6,739          $17,148
   Federal National Mortgage Association mortgage-backed securities    32,812          25,203            3,382
   Government National Mortgage Association
      mortgage-backed securities                                       21,305          20,266           14,382

                                                                    ---------------------------------------------
       Total securities available for sale                            $65,192         $52,208          $34,912
                                                                    =============================================

The following table sets forth the contractual maturities of investment and mortgage-backed securities as of December 31, 2004, and the weighted average yields of such securities. The contractual maturities of mortgage-backed securities are not typically indicative of the actual holding period for such investments, as pre-payments on the underlying mortgage loans will reduce the average life of the investment, based on prevailing market interest rates.

                           -----------------------------------------------------------------------------------------
                                               After One But     After Five But
                            Within One Year  Within Five Years  Within Ten Years    Over Ten Years         Total
--------------------------------------------------------------------------------------------------------------------
                             Amount   Yield   Amount    Yield    Amount    Yield    Amount   Yield    Amount   Yield
--------------------------------------------------------------------------------------------------------------------
Federal Home Loan Mortgage
   Corporation                                                     1,218   3.75%   $ 9,857   3.96%   $11,075   4.12%
Federal National Mortgage
   Association                                                    $4,088   3.89%    28,724   4.15     32,812   3.94
Government National Mortgage
   Association                                                                      21,305   2.87     21,305   2.87
                             --------         --------           -------          ---------         ---------

     Total                     $ 0                $0              $5,306   3.86%   $59,886   3.66%   $65,192   3.68%
                             ========         ========           =======          =========         =========

     Percent of total         0.00%             0.00%              8.14%            91.86%           100.00%
                             ========         ========           =======          =========         =========

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

Average deposits increased by $16.4 million for the year ended December 31, 2004. The primary categories affecting the decrease are as follows:

     o Average retail certificate of deposits increased by $1.2 million, or 1.5% due to increased marketing efforts and rates offered during 2004.
     o    Average money market accounts increased $778,000, or 11.5%.
     o Average demand deposits increased $1.8 million due to growth in commercial loan business accounts.
     o    Average savings increased $321,000 or 5.9%.
     o Average agent-acquired certificates of deposit increased $13.0 million to assist Fidelity in funding balance sheet growth.

The following table sets forth the average balances of and the average rate paid on deposits by deposit category for the years ended December 31, 2004, 2003 and 2002.

                                 December 31,              December 31,                December 31,
                                     2004                      2003                        2002
                          ----------------------------------------------------------------------------------
Average Deposits              Amount       Rate        Amount         Rate        Amount          Rate
------------------------------------------------------------------------------------------------------------
                                                          (In Thousands)
Demand                         $  7,379                 $   5,564                 $   4,964
NOW accounts                     12,998      0.31%         13,793      0.49%         12,720       0.90%
Money market accounts             7,521      0.73           6,743      0.86           9,664       1.42
Savings accounts                  5,791      0.50           5,470      0.62           4,958       0.75
Certificates of deposit          81,364      2.59          80,121      3.39          86,531       4.71
Brokered deposits                13,185      2.34             197      3.55             248       6.05
                          ---------------           ---------------           ----------------

         Totals                $128,238      1.98%       $111,888      2.58%       $119,085       3.68%
                          ===============           ===============           ================

The current interest rate environment and local market conditions presented significant repricing opportunities during 2004 and 2003, resulting in an overall average yield of 1.98% on the deposit portfolio compared to 2.58% in 2003 and 3.68% in 2002.

Deposits at December 31, 2004 were $127.7 million compared to $120.7 million at December 31, 2003. This increase is primarily associated with the use of public and agent-acquired certificates of deposit to assist in balance sheet growth during 2004.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

The following table summarizes certificates of deposit in amounts of $100,000 or more by maturity as of the following dates:

                           December 31,    December 31,    December 31,
                              2004            2003            2002
                           ------------    ------------    ------------
                                          (In Thousands)

Three months or less         $ 8,852         $18,168         $ 5,486
Three to six months            9,777           6,929           4,591
Six to twelve months           3,132           1,565           1,139
Over twelve months             3,491           2,727           3,955
                             -------         -------         -------
     Total                   $25,252         $29,389         $15,171
                             =======         =======         =======

Federal Home Loan Bank advances

Fidelity's investment and loan growth in 2004 was also facilitated by utilizing FHLB advances. FHLB advances outstanding increased from $31.6 million at December 31, 2003 to $44.1 million at December 31, 2004. To the extent that funding through deposits and other sources is not sufficient, United will continue to utilize FHLB advances to fund additional growth.

Borrowings

Fidelity's borrowings consisted primarily off FHLB advances, senior notes, junior notes and unsecured notes. Of the $54.6 million outstanding at December 31, 2004, $44.1 million were FHLB advances.

Fidelity's borrowings, other than FHLB advances, increased $2.4 million to $10.5 million at December 31, 2004.

     o During the first half of 2004, Fidelity utilized funds received from its debt and equity offerings that were completed to repay a $1.0 million unsecured note to a related party and repay $1.8 million in 10% senior subordinated notes maturing in June 2005.
     o These decreases were offset by a rights offering which raised $2.4 million in senior subordinated notes bearing interest at 9.00%. Fidelity also raised $3.1 million in trust preferred securities in 2004. The proceeds are anticipated to service debt and cash out fractional shareholders upon the completion of the reverse stock split in connection with Fidelity going private.

Capital Resources

Fidelity's stockholders' equity increased $2.9 million to $16.3 million at December 31, 2004, compared to $13.4 million at December 31, 2003. The change in stockholders' equity was accounted for by net income of $472,000, an increase in the net unrealized loss on securities available for sale of $52,000, and $2.5 million attributable to the issuance of stock in connection with the equity offering that was completed on May 18, 2004.

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

                                  Tangible      Core       Tier 1    Risk-based
                                   Capital     Capital     Capital     Capital
                                -----------------------------------------------
Regulatory capital                 $14,077     $14,122     $13,129     $18,079
Minimum capital requirement          2,925       7,801       4,992       9,985
                                -----------------------------------------------
Excess capital                     $11,152      $6,321      $8,137      $8,094
                                ===============================================

Regulatory capital                    7.22%       7.25%      10.52%      14.49%
Required capital requirement          1.50        4.00        4.00        8.00
                                -----------------------------------------------
Excess over minimum                   5.72%       3.25%       6.52%       6.49%
                                ===============================================


The capital rating assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios. At December 31, 2004 and 2003, the Bank is categorized as well capitalized.

Liquidity

The primary sources of funds from operations are principal and interest payments on loans, deposits from customers, and sales and maturities of investment securities. Fidelity's entire investment portfolio is classified as "available for sale" and totaled $65.2 million at December 31, 2004 and is available assist in liquidity management. In addition, United is authorized to borrow money from the Federal Home Loan Bank or draw on $12.4 million secured lines of credit with other financial institutions. At December 31, 2004, United's gross borrowing capacity is $75.0 million with the Federal Home Loan Bank with approximately $6.9 million available to draw upon based on current assets pledged.

Fidelity has $500,000 available on a line of credit with another financial institution and can draw on this line until the expiration in November 2005. Fidelity's liquidity position may be further improved by the potential issuance of additional stock, additional trust preferred or debt financing, or dividends from United to Fidelity.

Subsequent to year end, United obtained a $10.0 million secured line of credit and an additional $9.8 million in unsecured lines of credit with other financial institutions. These additional lines plus the above liquidity alternatives will assist Fidelity in meeting the future liquidity needs and growth.

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

The following table summarizes the contractual obligations including interest and commitments at December 31, 2004.

                                                                 Payments Due by Period
                                                        Less than         2 - 3          4 - 5        After 5
($ in thousands)                          Total           1 Year          Years          Years         Years
------------------------------------   ------------    -------------    -----------     ---------    ----------
Contractual Cash Obligations:
   FHLB advances                         $45,689          $28,862         $11,558         $5,269
   Junior Subordinate notes               11,398              308             616          1,310      $9,164
   Senior Subordinate notes                3,271              213             426          2,632
   Other borrowings                        7,464              146             292            292       6,734
                                       ------------    -------------    -----------     ---------    ----------
     Total contractual obligations       $67,822          $29,529        $ 12,892         $9,503     $15,898
                                       ============    =============    ===========     =========    ==========


                                                                 Payments Due by Period
Other commitments:                                      Less than         2 - 3          4 - 5        After 5
                                          Total           1 Year          Years          Years         Years
                                       ------------    -------------    -----------     ---------    ----------
   Unadvanced loans and lines             $11,272          $4,309                                     $6,963
   Standby letters of credit               22,724          22,724                          -             -
   Commitments to originate loans           6,678           6,678           -              -             -
   Commitments to sell loans                  413             413           -              -             -
                                       ------------    -------------    -----------     ---------    ----------
     Total commitments                    $41,087         $34,124           $0             $0         $6,963
                                       ============    =============    ===========     =========    ==========

For additional information regarding Contractual Obligations and Commitments, see note, "Commitments and Contingent Liabilities", to the consolidated financial statements.

Effect of Inflation and Changing Prices.

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

Reserve for Credit Losses: Fidelity maintains a range of reserve estimates to absorb probable loan losses inherent in the portfolio. The reserve for credit losses is maintained between a minimum and maximum level Fidelity considers to be adequate to absorb probable loan losses inherent in the portfolio and is based on ongoing quarterly assessments and evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the reserve. Provisions for credit losses are based on Fidelity's review of the historical credit loss experience and such factors that, in management's judgment, deserve consideration under existing economic conditions in estimating probable credit losses. In determining the appropriate range of reserves, Fidelity estimates losses using a range derived from "base" and "conservative" estimates. Fidelity's methodology for assessing the appropriate reserve range levels consists of several key elements, as discussed below. Fidelity's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits, and conservative underwriting, documentation and collection standards. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cask flow and legal options available to Fidelity. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Any reserves for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. Fidelity evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                    Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Homogenous loans, such as consumer installment, residential mortgage loans, and automobile leases are not individually risk graded. Rather, standard credit scoring systems and delinquency monitoring are used to assess credit risks. A minimum and maximum range of reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

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

An unallocated reserve range of estimates is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Fidelity, has not substantively changed any aspect of its overall approach in the determination of the reserve for loan and lease losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current year reserve for loan losses.

Based on the procedures discussed above, management is of the opinion that the reserve of $756,000 was adequate, but not excessive, to absorb estimated credit losses associated with the loan portfolio at December 31, 2004.

Valuation of Servicing Rights: When Fidelity sells loans through either securitizations or Freddie Mac, it may retain one or more subordinated tranches, servicing rights, interest-only strips, credit recourse, other residual interests, all of which are considered retained interests in the securitized or sold loans. Gain or loss on sale or securitization of the loans depends in part on the previous carrying amount of the financial assets sold or securitized, allocated between the assets sold and the retained interests based on their relative fair value at the date of sale or securitization. To obtain fair values, quoted market prices are used if available. If quotes are not available for retained interests, Fidelity calculates fair value based on the present value of future expected cash flows using both management's best estimates and third-party data sources for the key assumptions - credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Gain or loss on sale or securitization of loans is reported as a component of other operating income in the Consolidated Statements of Income. Retained interests from securitized or sold loans, excluding servicing rights, are carried at fair value. Adjustments to fair value for retained interests are included in other operating income in the Consolidated Statements of Income if the fair value has declined below the carrying amount and such decline has been determined to be other-than-temporary. See "Automobile Loan Securitization" in the footnotes to the consolidated financial statements for projected adverse changes in assumptions and the impact on the fair value.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Servicing rights resulting from loan sales are amortized in proportion to and over the period of estimated net servicing revenues. Servicing rights are assessed for impairment quarterly, based on fair value, with temporary impairment recognized through a valuation allowance and permanent impairment recognized through a write-off of the servicing asset and related valuation reserve. Key economic assumptions used in measuring any potential impairment of the servicing rights include the prepayment speed of the underlying loans, the weighted-average life of the loan, the discount rate and the weighted-average default rate, as applicable. The primary risk of material changes to the value of the servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speed. Fidelity monitors this risk and adjusts its valuation allowance as necessary to adequately reserve for any probable impairment in the portfolio. For purposes of measuring impairment, the mortgage servicing rights are stratified based on financial asset type and interest rates. Fees received for servicing loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in operating income as loan payment are included in operating income as loan payments are received. Costs of servicing loans are charged to expense as incurred. See "Loan Servicing" in the footnotes to the consolidated financial statements.

Income Taxes: Fidelity accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Such differences can relate to differences in accounting for credit losses, deprecation timing differences, unrealized gains and losses on investment securities, deferred compensation and leases, which are treated as operating leases for tax purposes and loans for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Fidelity has a net deferred tax asset of $6.2 million at December 31, 2004. The realization of the recorded deferred tax assets ultimately resets upon Fidelity's ability to generate taxable income to utilize the net operating loss carryforwards and low income housing tax credits that make up the majority of the recorded deferred tax asset. To determine that it is more likely than not that these carryforwards and tax credits will be utilized prior to their expiration, management utilizes a model that projects the utilization of the carryforwards and credits based upon the estimated future taxable income of Fidelity. The most significant assumption used in the model is pre-tax income estimated by management.

Consideration of the need for a valuation allowance for the deferred tax asset was made at December 31, 2004 after projecting the reversal of the deferred items. These analyses were based on projected operating income in future years, action plans developed and partially implemented included in Fidelity's business plan and cost reductions. These analyses showed that not all carryforwards would be utilized within the carryforward periods (federal and state) and a valuation allowance would be necessary. The analyses assume that Fidelity will execute approximately 50% of the initiatives included within its current business plan and then achieve 10% growth in annual earnings thereafter. The conservative level of earnings contemplated by these analyses, if achieved, will constitute for the majority of the carryforward periods, earnings levels that are below other thrift holding companies included within Fidelity's peer group. Due to capital gains generated as a result of the sale of two Company subsidiaries, and a level of projected profitability for 2002 being less than originally anticipated, Fidelity established a valuation allowance of $600,000 until such time that Fidelity meets its future period profitability forecasts. Fidelity has set forth reasonable plans, and exceeded its 2004 and 2003 strategic plan indicating that future period profitability will increase and be more in line with its recently approved strategic plan, the ultimate outcome of this uncertainty on net income or earnings per share, if any, is unknown.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Additional details on Fidelity's deferred tax asset and model assumption may be found under the heading "Income Tax" in the notes to the consolidated financial statements and under the heading "Income Tax Expense (Benefit)" in the Management Discussion and Analysis.

Additional accounting policies followed by Fidelity and United are presented in
Note 1 to the financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

New Accounting Pronouncements

In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 Accounting for Stock-Based Compensation (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning January 1, 2006. SFAS123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date as well as for the unvested portion of awards existing as of the effective date.

As of the required effective date, the Company will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

Based on the awards outstanding at December 31, 2004, management has estimated that approximately $12,000 of compensation expense related to those awards will be recognized during the year ended December 31, 2006.

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

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Asset/Liability Management

Fidelity is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently than average assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates such as those experienced in 2003 and 2002, unless offset by other factors. Balance sheet growth and rising rates attributed to higher net interest income in 2004.

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

Presented below, at December 31, 2004 and December 31, 2003, is an analysis performed by the OTS of United's interest ate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points. During the fourth quarter of 2004, the yield on the three month Treasury bill was below 2.00% and the information would not be meaningful. As a result, the NPV model did not produce results for the minus 200 or 300 basis points scenarios for the quarter ending December 31, 2004. The decrease in interest rate risk from December 31, 2003 to December 31, 2004 is due to interest rate changes and a change in United's balance sheet mix.

                        Interest Rate Risk as of December 31, 2004

                                                                        NPV as Percent of Present
                                  Net Portfolio Value                        Value of Assets
                   --------------------------------------------------------------------------------
       Change          Dollar           Dollar          Percentage
      in Rates         Amount           Change            Change      NPV Ratio             Change
---------------------------------------------------------------------------------------------------
        + 200 bp         18,172          (3,782)           (17)          9.30              - 157 bp
        - 100 bp         22,668             714              3          11.11                 24 bp

                        Interest Rate Risk as of December 31, 2003

                                                                        NPV as Percent of Present
                                  Net Portfolio Value                        Value of Assets
                   --------------------------------------------------------------------------------
       Change          Dollar           Dollar          Percentage
      in Rates         Amount           Change            Change      NPV Ratio             Change
---------------------------------------------------------------------------------------------------

        + 200 bp         12,006          (4,151)           (26)          7.10              - 214 bp
        - 100 bp         17,114             958              6           9.68                 44 bp

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

Results of Operations

General

Fidelity recorded net income of $472,000 for the year ended December 31, 2004, an increase in net income of $258,000 over the previous year. Net interest income increased $1.7 million and the provision for loan losses increased $448,000. Noninterest income decreased $1.4 million while non-interest expense decreased $574,000.

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

The following table details average balances, interest income/expense and average rates/yield for Fidelity's earning assets and interest bearing liabilities for the years ended December 31, 2004, 2003 and 2002.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                                         Average Balance Sheet and Net Interest Analysis
                                   (Dollars In Thousands on Fully Taxable Equivalent Basis)

                                    December 2004                   December 2003                   December 2002
                            ------------------------------------------------------------------------------------------------
                             Average              Average    Average              Average    Average             Average
Year Ended:                 Balances   Interest    Rates    Balances   Interest    Rates    Balances   Interest    Rates
----------------------------------------------------------------------------------------------------------------------------
Assets
   Federal funds sold and
     other short-term
     investments            $  1,031   $     14    1.36%    $  3,542   $     47    1.33%   $   6,371   $    114     1.79%
   Investment securities
     available for
     sale-taxable             61,871      2,089    3.38       41,658      1,421    3.41       32,191      1,427     4.43
   Loans held for sale         2,769        171    6.18          572         39    6.82        2,016        137     6.80
   Federal Home Loan Bank
     Stock                     3,553        155    4.36        2,755        141    5.12        2,634        160     6.07
   Loans (1) (2)
     Commercial loans          4,157        229    5.51        2,478        130    5.25        2,223        133     5.98
     Multi-family loans       14,802        929    6.28        9,097        592    6.51        8,733        799     9.15
     Home equity loans         5,490        259    4.72        4,795        224    4.67        4,563        245     5.37
     Real estate mortgages    41,192      2,170    5.27       39,553      2,266    5.73       40,700      2,852     7.01
     Consumer loans           43,409      2,467    5.68       26,630      1,790    6.72       38,602      3,167     8.20
                           ----------------------------------------------------------------------------------------------
       Total loans           109,050      6,054    5.55       82,553      5,002    6.06       94,821      7,196     7.59
                           ----------------------------------------------------------------------------------------------
       Total earning assets  178,274      8,483    4.76      131,080      6,650    5.07      138,033      9,034     6.54
                                       ----------------               -----------------               -------------------
   Allowance for loan losses    (751)                           (775)                         (1,135)
   Cash and due from banks     2,028                           2,191                           2,435
   Premises and equipment      4,565                           4,774                           5,810
   Other assets               11,839                          12,307                          14,482
                           -----------                     -----------                     -----------

       Total assets         $195,955                        $149,577                        $159,625
                           ===========                     ===========                     ===========

Liabilities
   Interest-bearing
     deposits
     Interest-bearing
       checking             $ 12,998    $    40    0.31     $ 13,792    $    67    0.49     $ 12,720    $   115     0.90
     Money market accounts     7,521         55    0.73        6,743         58    0.86        9,664        137     1.42
     Savings accounts          5,791         29    0.50        5,470         34    0.62        4,958         37     0.75
     Certificates of deposit  94,549      2,414    2.55       80,319      2,727    3.40       86,779      4,096     4.72
                           --------------------            --------------------            --------------------
       Total interest-bearing
          deposits           120,859      2,538    2.10      106,324      2,886    2.71      114,121      4,385     3.84
   Federal funds purchased     5,148         87    1.69                                          156          3     1.92
   Other borrowings            7,624        532    6.98        7,611        659    8.66       11,842      1,096     9.26
   Federal Home Loan Bank
       advances               37,650        847    2.25       15,172        282    1.86       13,561        538     3.97
                           --------------------            --------------------            --------------------
       Total
         interest-bearing
           liabilities       171,281      4,004    2.34      129,107      3,827    2.96      139,680      6,022     4.31
                                        -------                         -------                         -------
   Non-interest bearing
     demand deposits           7,379                           5,564                           4,964
   Advances by borrowers
     for taxes and
      insurance                  261                             285                             309
   Other liabilities           1,760                           1,953                           2,736
                           ----------                      ----------                      ----------
     Total liabilities       180,681                         136,909                         147,689

Stockholders' Equity          15,274                          12,668                          11,936
                           ----------                      ----------                      ----------

   Total liabilities and
      stockholders' equity  $195,955                        $149,577                        $159,625
                           ==========                      ==========                      ==========
   Recap: (3)
       Interest income                    8,483    4.76                   6,650    5.07                   9,034     6.54%
       Interest expense                   4,004    2.25                   3,827    2.92                   6,022     4.36
                                        -----------------               -----------------               ------------------
       Net interest
          Income/margin                  $4,479    2.51%                 $2,823    2.15%                 $3,012     2.18%
                                        =================               =================               ==================
Interest rate spread                               2.42%                           2.11%                            2.23%
Average interest-bearing
   assets to average
    interest-bearing
     liabilities                                 104.08%                         101.53%                           98.82%

----------------------------
(1)  Nonaccrual loans have been included in the average balances.
(2)  Loan income includes interest and fees on loans.
(3) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Net interest income increased $1.7 million for the year ended December 31, 2004, compared to December 31, 2003. The net interest margin increased from 2.15% at December 31, 2003 to 2.51% at December 31, 2004. Lower interest rates and an increase in earning assets in 2004 impacted the margin positively by approximately $111,000 and $1.5 million, respectively, resulting in a net increase of $1.7 million.

     o Consumer loan interest income increased $1.1 million in 2004 due to an increase in average loans but was partially offset by $451,000 decrease in rate. The yield on consumer loans decreased from 6.72% at December 31, 2003 to 5.68% due to lower rates.

     o The yield on average mortgage loans decreased from 5.73% to 5.27% during 2004 due to refinancing activity in the portfolio and growth of the adjustable-rate mortgage (ARM) portfolio, which carried a lower yield in 2004. This resulted in a $96,000 decrease in mortgage loan interest income, of which $190,000 was due to lower rates in 2004, but partially offset by a $94,000 increase due to higher outstandings.

     o Commercial and multifamily loans interest income increased $436,000 from the prior year primarily due the increase in average loans of $7.4 million.

     o Average investment securities increased $20.2 million during 2004 which attributed to additional interest income of $689,000. However this interest income was slightly offset by a decrease in the yield on the investment portfolio resulting in a $21,000 decrease in interest income. A lower interest rate environment contributed to a lower reinvestment yield in 2003 and early 2004.

Interest expense increased $177,000 at December 31, 2004 when compared to December 31, 2003. Average interest-bearing liabilities increased $42.2 million from December 31, 2003 to $171.3 million at December 31, 2004. This increase accounted for $907,000 of increase in interest expense. The primary factors affecting the increase of interest expense were:

     o Average certificates of deposit increased $14.2 million and the corresponding interest expense associated with the volume change increased $483,000.
     o Average other borrowings and Federal Home Loan Bank advances increased $22.5 million during 2004 which accounted for $418,000 of the increase in other borrowings interest expense.

The yield on interest bearing liabilities decreased from 2.96% in 2003 to 2.34% in 2004. The change in rate accounted for $730,000 decrease in interest expense. Other factors in the decrease of interest due to the yield on interest-bearing liabilities were:

     o The average rate on certificates of deposit decreased from 3.40% at December 31, 2003 to 2.55% at December 31, 2004. This decrease accounted for $796,000 of the decrease in interest expense.

     o The average yield on FHLB advances increased from 1.86% to 2.25% in 2004 due to repricing in a higher interest rate environment. This increase in yield accounted for approximately $147,000 increase in interest expense.

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

The yield on interest bearing liabilities decreased from 4.31% in 2002 to 2.96% in 2003. The change in rate accounted for $1.5 million of the $2.2 million decrease in interest expense. Other factors in the decrease of interest due to the yield on interest-bearing liabilities were:

     o The average rate on certificates of deposit decreased from 4.72% at December 31, 2002 to 3.40% at December 31, 2003. This decrease accounted for $1.1 million of the decrease in interest expense.

     o The average yield on FHLB advances decreased from 3.97% to 1.86% in 2003 due to repricing opportunities in a lower interest rate environment and the prepayment of higher interest bearing advances in 2002. This decrease in yield accounted for approximately $320,000 reduction in interest expense.

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

                                                       December 31, 2004                      December 31, 2003
                                                 Compared to December 31, 2003          Compared to December 31, 2002
                                                  Increase (Decrease) Due To              Increase (Decrease) Due To
                                           ----------------------------------------------------------------------------

                                                Volume         Rate        Total       Volume       Rate        Total
-----------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars In Thousands)
Interest income on average earning assets:
   Loans                                        $1,605        $(553)      $1,052         $(931)  $(1,263)     $(2,194)
   Investment securities                           689          (21)         668           420      (426)          (6)
   Loans held for sale                             150          (18)         132           (98)        -          (98)
   Federal Home Loan Bank stock                     41          (27)          14             7       (26)         (19)
   Federal funds sold and other  short-term
     investments                                   (33)           -          (33)          (51)      (16)         (67)
                                            ---------------------------------------------------------------------------
       Total interest income                     2,452         (619)       1,833          (653)   (1,731)      (2,384)
                                            ---------------------------------------------------------------------------

Interest expense on average interest-bearing
     liabilities:
   Now accounts                                     (4)         (23)         (27)           10       (58)         (48)
   Money market deposit accounts                     7          (10)          (3)          (41)      (38)         (79)
   Savings accounts                                  2           (7)          (5)            4        (7)          (3)
   Certificates of deposit                         483         (796)        (313)         (305)   (1,064)      (1,369)
   Federal funds purchased                           -           87           87            (3)        -           (3)
   Other borrowings                                  1         (128)        (127)         (392)      (45)        (437)
   Federal Home Loan Bank advances                 418          147          565            64      (320)        (256)
                                            ---------------------------------------------------------------------------
       Total interest expense                      907         (730)         177          (663)   (1,532)      (2,195)
                                            ---------------------------------------------------------------------------

Changes in net interest income                  $1,545        $ 111       $1,656         $  10   $  (199)     $  (189)
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

The provision for loan losses for the year ended December 31, 2003 was $448,000 compared to $13,000 for the year ended December 2003, an increase of $435,000. The increase was due to growth in United's loan portfolio.

During 2002, Fidelity completed a securitization of automobile loans in addition to a loan sale which resulted in a net reversal of the provision for loan losses of $360,000.

The ratio of allowance for loan losses to non-performing loans was 44.4% at December 31, 2004 compared to 49.3% at December 31, 2003. The primary reason for the increase in non-performing loans was due to one residential real estate loan totaling $451,000. This credit was paid off in full in the first quarter of 2004. The largest remaining non-accrual loan has a balance of $170,000 and is a purchased participation. Management believes that the reserves for the loan are adequate at December 31, 2004.

Non-Interest Income

Non-interest income for the year ended December 31, 2004 decreased by $1.4 million or 35.7% compared to December 31, 2003.

Net gains on the sale of loans decreased $415,000 from the prior year due primarily to a decrease in the amount of mortgage loans sold. Fidelity recorded a $353,000 in gains on sales of available for sale securities in 2003 compared to $47,000 in 2004. During 2002, Fidelity liquidated a $500,000 senior note for $360,000 and recorded a gain of $140,000. A gain of $359,000 was recognized on the sale of three foreclosed properties during 2003, or substantially all of the real estate owned portfolio compared to zero in 2004. An increase in early payoffs on automobile loans previously sold resulted in the repayment of dealer interest totaling $203,000 from auto dealers, compared to $299,000 in 2003. Income of $118,000 was recognized on the retained interests in securitized assets compared to $182,000 in 2003.

Non-interest income for the year ended December 31, 2003 increased by $371,000 or 10.6% compared to December 31, 2002.

Net gains on the sale of loans decreased $558,000 from the prior year due primarily to a decrease in volume of automobile loans sold. Fidelity recorded a $353,000 in gains on sales of available for sale securities in 2003 compared to $73,000 in 2002. Declining interest rates and increased prepayment speeds made it advantageous to sell certain securities in 2003. Servicing fees on loans sold increased $131,000 over the prior year due to the increased size of the mortgage and consumer loan servicing portfolios. Gain on sales of assets was $15,000 for 2003 compared to $574,000 in 2002. A non recurring gain of $574,000 was recognized in the fourth quarter of 2002 in connection with the sale of certain affordable housing assets to a related party. During 2002, Fidelity liquidated a $500,000 senior note for $360,000 and recorded a gain of $140,000. A gain of $359,000 was recognized on the sale of three foreclosed properties during 2003, or substantially all of the real estate owned portfolio. An increase in early payoffs on automobile loans previously sold resulted in the repayment of dealer interest totaling $299,000 from auto dealers, compared to $66,000 in 2002. Income of $182,000 was recognized on the retained interests in securitized assets compared to $90,000 in 2002.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Non-Interest Expense

Non-interest expense decreased $574,000 or 8.6% for the year ended December 31, 2004, compared to December 31, 2003.

Salaries and employee benefits decreased $269,000 during 2004 when compared to 2003, due to a reduction in full-time equivalent employees. Data processing expense increased $76,000 over 2003 due to increased volume of mortgage and consumer loans serviced when compared to the same period in 2003, in addition to the introduction of internet banking in 2003. Advertising increased $48,000 over 2003 due to increased product promotions. Printing, postage and office supplies decreased $69,000 in 2004 due to cost control measures and the termination of indirect lending late in the third quarter of 2004. Dealer promotional expenses decreased $63,000 in 2004 due primarily to a decrease in automobile originations in the current year and the termination of indirect lending. Professional liability insurance expense decreased $89,000 from the prior year due to market rate decreases and improvement in bank earnings.

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

Non-recurring expenses were incurred during 2002 for various reasons, the following non-recurring items are included in non-interest expense: Changes in the estimated useful lives of intangible assets created additional expense of $864,000 and are discussed in the "Related Party" footnote. Prepayment fees on FHLB advances of $504,000 were recognized in 2002 compared to none in 2003 or 2001. United repaid long-term FHLB advances that had substantially higher interest rates than the current market. The completion of the securitization transaction created liquidity which was used to payoff these higher interest bearing liabilities. These higher cost borrowings were replaced with deposits and borrowings at a much lower rate. This is expected to result in a much lower overall cost of funds for Fidelity in the future.

                       [LOGO OF FIDELITY FEDERAL BANCORP]

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

Income Tax Expense (Benefit)

Fidelity reported a pretax income of $406,000 compared to the prior year pretax loss of $6,000. An income tax benefit of $66,000 was recorded on the pretax income which was primarily generated by the current year tax credits. In 2002, an income tax benefit of approximately $1.2 million was recorded on the $3.0 million pretax loss but was reduced by additional tax expense resulting from a capital gain, which reduced the benefit to $641,000. The additional tax expense was primarily the result of the capital gain for tax purposes on the sale of Fidelity's subsidiaries and the additional $600,000 tax valuation allowance established in connection with Fidelity's deferred tax asset. Included in the tax benefit are tax credits for 2004 and 2003 of $222,000. The 2004 and 2003 tax credits were received from Fidelity's remaining investment as a limited partner in affordable housing properties and are a component of the overall return on these investments.

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

Loss on Discontinued Operations

During the fourth quarter of 2002, Fidelity completed the sale of the assets connected to their affordable housing activities that began in the mid-1990's to Pedcor Funding Corporation ("Pedcor"). The assets consisted of the stock of Village Housing Corporation (a wholly-owned subsidiary of United Fidelity Bank), the stock of Village Affordable Housing Corporation (a wholly-owned subsidiary of Fidelity Federal), an interest rate swap, and notes from affordable housing limited partnerships in which Village Housing Corporation is the general partner.

The Company determined to pursue the sale of these assets in order to further focus on its community banking activities. It also determined that the elimination of the contingent liabilities associated with the ownership of the affordable housing general partnerships interests would improve its overall risk profile.

The purchaser, Pedcor Funding Corporation ("Pedcor"), is a company controlled by Bruce A. Cordingley, Gerald K. Pedigo, and Phillip J. Stoffregen, directors of Fidelity Federal and members of a group which beneficially owns, including stock options and warrants at the time of the transaction, approximately 69.9% of Fidelity Federal's issued and outstanding stock. Because of the relationship between Pedcor and Fidelity Federal, Messrs. Cordingley, Pedigo, and Stoffregen did not participate in either the discussion or the vote by the boards of directors of Fidelity Federal and United Fidelity Bank regarding the sale. The sale was unanimously approved by all other members of the respective Boards of Directors of Fidelity Federal and United Fidelity Bank and was completed following receipt of all necessary regulatory approvals and a fairness opinion. The fairness opinion was rendered by Crowe Chizek & Co., an independent, non-affiliated entity which has never performed services for Messrs. Cordingley, Pedigo, or Stoffregen or any entity they control (other than Fidelity Federal or United Fidelity Bank), and has not performed services within the last five years for Fidelity Federal or United Fidelity Bank.

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

Quarterly Results of Operations                                      (Dollars in  thousands)

                                          March 31          June 30       September 30      December 31         Total
----------------------------------------------------------------------------------------------------------------------
December 31, 2004
   Interest income                         $ 2,042          $ 2,050          $ 2,189          $ 2,202          $ 8,483
   Interest expense                            982              977              998            1,047            4,004
                                    ----------------------------------------------------------------------------------
     Net interest income                     1,060            1,073            1,191            1,155            4,479
   Provision for loan losses                   170               39              134              105              448
   Non-interest income                         701              659              579              556            2,495
   Non-interest expense                      1,586            1,602            1,523            1,409            6,120
                                    ----------------------------------------------------------------------------------
   Income before income tax                      5               91              113              197              406
   Income tax expense (benefit)                (60)             (19)              (8)              21              (66)
                                    ----------------------------------------------------------------------------------
   Net income                              $    65          $   110          $   121          $   176          $   472
                                    ==================================================================================

   Net income (loss) per share

     Diluted net income                    $  0.01          $  0.01          $  0.01          $  0.02          $  0.04
     Basic net income                         0.01             0.01             0.01             0.02             0.04
     Cash dividends*

December 31, 2003
   Interest income                         $ 1,602          $ 1,596          $ 1,616          $ 1,836          $ 6,650
   Interest expense                          1,158              980              833              856            3,827
                                    ----------------------------------------------------------------------------------
     Net interest income                       444              616              783              980            2,823
   Provision for loan losses                  (104)             (18)              99               36               13
   Non-interest income                       1,218            1,106              914              640            3,878
   Non-interest expense                      1,761            1,658            1,662            1,613            6,694
                                    ----------------------------------------------------------------------------------
   Income (loss) before income tax               5               82              (64)             (29)              (6)
   Income tax benefit                          (50)             (21)             (90)             (59)            (220)
                                    ----------------------------------------------------------------------------------
   Net income                              $    55          $   103          $    26          $    30          $   214
                                    ==================================================================================

     Net income (loss) per share

     Diluted net income                    $  0.10          $  0.13          $  0.03          $  0.04          $  0.29
     Basic net income                         0.10             0.13             0.03             0.04             0.29
     Cash Dividends*

*No cash dividends were paid for the years ended December 31, 2004 and 2003.

[LOGO OF BKD LLP]

             Report of Independent Registered Public Accounting Firm




Stockholders and Board of Directors
Fidelity Federal Bancorp
Evansville, Indiana


We have audited the accompanying consolidated balance sheets of Fidelity Federal Bancorp as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Federal Bancorp as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ BKD LLP

Evansville, Indiana
January 14, 2005

                            FIDELITY FEDERAL BANCORP

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

December 31                                                                        2004         2003
-------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                                    $     989     $   1,705
   Interest-bearing demand deposits                                                 3,633         1,263
                                                                             --------------------------
       Cash and cash equivalents                                                    4,622         2,968
   Investment securities available for sale                                        65,192        52,208
   Loans, net of allowance for loan losses of $756 and $737
     (also includes loans to related parties of $169 and $177                     110,771       100,437
   Premises and equipment                                                           4,646         4,620
   Federal Home Loan Bank of Indianapolis stock                                     3,627         3,466
   Deferred income tax                                                              6,192         6,093
   Foreclosed assets held for sale, net of allowance of $20 and $0                    316
   Interest receivable and other assets                                             5,192         5,598
                                                                             --------------------------

       Total assets                                                             $ 200,558     $ 175,390
                                                                             ==========================

Liabilities
   Deposits
     Non-interest bearing (includes related party deposits
       of $2,179 and $854)                                                      $   8,250     $   6,903
     Interest bearing (including related party time deposits of $364 and $0)      119,451       113,777
                                                                             --------------------------
       Total deposits                                                             127,701       120,680
   Federal Home Loan Bank advances                                                 44,090        31,550
   Borrowings (includes borrowings from a related party
     of $0 and $1,000)                                                             10,460         8,077
   Valuation allowance for letters of credit                                          232           291
   Other liabilities                                                                1,814         1,425
                                                                             --------------------------
       Total liabilities                                                          184,297       162,023
                                                                             --------------------------

Commitments and Contingent Liabilities

Stockholders' Equity
   Preferred stock, no par or stated value
     Authorized and unissued--5,000,000 shares
   Common stock, $12 stated value
     Authorized--1,250,000 shares
     Issued and outstanding--916,656 and 801,555 shares                            11,000         9,619
   Additional paid-in capital                                                      17,727        16,634
   Stock warrants                                                                     261           261
   Accumulated deficit                                                            (12,466)      (12,938)
   Accumulated other comprehensive loss                                              (261)         (209)
                                                                             --------------------------
       Total stockholders' equity                                                  16,261        13,367
                                                                             --------------------------

       Total liabilities and stockholders' equity                               $ 200,558     $ 175,390
                                                                             ==========================

See notes to consolidated financial statements.

                            FIDELITY FEDERAL BANCORP

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)

Year Ended December 31                                        2004       2003       2002
-----------------------------------------------------------------------------------------
Interest Income
   Loans receivable                                         $ 6,054    $ 5,002    $ 7,196
   Loans held for sale                                          171         39        137
   Investment securities--taxable                             2,089      1,421      1,427
   Deposits with financial institutions                          14         47        114
   Other dividend income                                        155        141        160
                                                          -------------------------------
         Total interest income                                8,483      6,650      9,034
                                                          -------------------------------

Interest Expense
   Deposits                                                   2,539      2,886      4,385
   Short-term borrowings                                         96         18         64
   Long-term debt                                             1,369        923      1,573
                                                          -------------------------------
         Total interest expense                               4,004      3,827      6,022
                                                          -------------------------------

Net Interest Income                                           4,479      2,823      3,012
   Provision for loan losses                                    448         13       (360)
                                                          -------------------------------

Net Interest Income After Provision for
   Loan Losses                                                4,031      2,810      3,372
                                                          -------------------------------

Other Income
   Service charges on deposit accounts                          457        436        439
   Net gains on loan sales (includes a $223 gain on sale
     to a related party in 2002)                                310        725      1,283
   Net gains on sales of securities available for sale           47        353         73
   Letter of credit fees                                        491        491        501
   Servicing fees on loans sold                                 351        292        161
   Gain on sale of assets                                                   15        574
   Gain on early extinguishment of debt                                               140
   Gain on sale of foreclosed assets                                       359
   Dealer interest recovery                                     203        299         66
   Income from I/O STRIP                                        118        182         90
   Other income (includes a $72 gain on sale of interest
     rate swap to a related party in 2002)                      518        726        180
                                                          -------------------------------
         Total non-interest income                            2,495      3,878      3,507
                                                          ===============================

                            FIDELITY FEDERAL BANCORP

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)
                                   (Continued)

Year Ended December 31                                  2004      2003        2002
-------------------------------------------------------------------------------------
Other Expenses
   Salaries and employee benefits                     $ 3,058     $ 3,327     $ 3,616
   Net occupancy expenses                                 362         343         371
   Equipment expenses                                     360         393         350
   Data processing fees                                   513         437         337
   Deposit insurance expense                               55          51          57
   Legal and professional fees                            268         250         298
   Advertising                                            204         156         142
   Promotional expense                                     95         158         218
   Printing, postage, and office supplies expenses        136         205         229
   Professional liability insurance expense               195         284         176
   Fee on prepayment of FHLB advances                                             504
   Letter of credit valuation provision                   (77)       (170)
   Loss on investment in partnerships                      30          40         160
   Amortization of intangible assets                                              917
   Correspondent bank charges                             145         147         132
   Loss on securitization                                                         976
   Other real estate owned expenses                        26          34         247
   Bond issuance expense                                   36         110          63
   Other expense                                          714         929       1,134
                                                   ----------------------------------
         Total non-interest expense                     6,120       6,694       9,927
                                                   ----------------------------------

Income (Loss) From Continuing Operations
   Before Income Tax                                      406          (6)     (3,048)
   Income tax benefit                                     (66)       (220)       (641)
                                                   ----------------------------------

Income (Loss) From Continuing Operations                  472         214      (2,407)
                                                   ----------------------------------

Discontinued Operations
   Loss from operations of VHC and VAHC (including
     loss on sale of $1,517 to a related party)                                (1,537)
   Income tax expense                                                             451
                                                   ----------------------------------

         Loss on discontinued operations                                       (1,988)
                                                   ----------------------------------

Net Income (Loss)                                     $   472     $   214     $(4,395)
                                                   ==================================

                            FIDELITY FEDERAL BANCORP

                        Consolidated Statements of Income
                        (In Thousands, Except Share Data)
                                   (Continued)

Year Ended December 31                                            2004        2003        2002
-----------------------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share From Continuing Operations       $0.54       $0.29      $(4.67)

Basic Loss Per Share from Discontinued Operations                                       $(3.86)

Basic Earnings (Loss) Per Share                                  $0.54       $0.29      $(8.53)

Diluted Earnings (Loss) Per Share From Continuing Operations     $0.54       $0.29      $(4.67)

Diluted Loss Per Share from Discontinued Operations                                     $(3.86)

Diluted Earnings (Loss) Per Share                                $0.54       $0.29      $(8.53)








See notes to consolidated financial statements.

                            FIDELITY FEDERAL BANCORP

           Consolidated Statements of Changes in Stockholders' Equity
                        (In Thousands, Except Share Data)

                                                                                                             Accumulated
                                               Common Stock                       Comprehensive                 Other
                                           -------------------- Paid-in    Stock     Income     Accumulated  Comprehensive
                                             Shares    Amount   Capital   Warrants   (Loss)       Deficit    Income (Loss)   Total
                                           ----------------------------------------------------------------------------------------
Balances, January 1, 2002                   498,917   $ 5,987   $14,692     $ 11                 $  (8,757)      $ (38)     $11,895

   Comprehensive loss
     Net loss                                                                        $(4,395)       (4,395)                  (4,395)
     Other comprehensive income, net of tax
       Unrealized gain on securities                                                     417                       417          417
                                                                                  -------------
   Comprehensive loss                                                                $(3,978)
                                                                                  =============
   Sale of stock                             62,823       754       667                                                       1,421
   Issuance of stock warrants                                                250                                                250
                                           ---------------------------------------             ------------------------------------

Balances, December 31, 2002                 561,740     6,741    15,359      261                   (13,152)        379        9,588

   Comprehensive income
     Net income                                                                        $ 214           214                      214
     Other comprehensive loss, net of tax
       Unrealized loss on securities                                                    (588)                     (588)        (588)
                                                                                  -------------
   Comprehensive loss                                                                  $(374)
                                                                                  =============
   Sale of stock                            239,815     2,878     1,275                                                       4,153
                                           ---------------------------------------             ------------------------------------

Balances, December 31, 2003                 801,555     9,619    16,634      261                   (12,938)       (209)      13,367

   Comprehensive income
     Net income                                                                         $472           472                      472
     Other comprehensive loss, net of tax
       Unrealized loss on securities                                                     (52)                      (52)         (52)
                                                                                  -------------
   Comprehensive income                                                                 $420
                                                                                  =============
   Sale of stock                            115,101     1,381     1,093                                                       2,474
                                           ---------------------------------------             ------------------------------------

Balances, December 31, 2004                 916,656    $11,000  $17,727     $261                  $(12,466)      $(261)     $16,261
                                           =======================================             ====================================

See notes to consolidated financial statements.

                            FIDELITY FEDERAL BANCORP

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

Year Ended December 31                                                  2004         2003         2002
---------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                                  $    472     $    214     $ (4,395)
   Adjustments to reconcile net income (loss) to net cash provided
     (used) by operating activities
     Provision for loan losses                                             448           13         (360)
     Provision for losses on foreclosed assets                              20
     Letter of credit valuation provision                                  (77)        (170)
     Gain on early extinguishment of debt                                                           (140)
     Net gain on sales of securities available for sale                    (47)        (353)         (73)
     Net gain on sale of loans                                            (310)        (725)
     Net gain on sale of foreclosed assets                                             (359)
     Loss on impairment of assets held for sale and changes in
       estimated useful lives of intangible assets                                                 1,769
     Depreciation and amortization                                         418          438        1,334
     Amortization of premiums and discounts, net                           484          399          348
     Valuation allowance--affordable housing investments                                              40
     Mortgage loans originated for sale                                 (9,557)     (25,827)     (22,954)
     Proceeds from sale of mortgage loans                                9,760       26,349       23,129
     Consumer loan originations transferred to held for sale           (19,621)     (36,829)      (5,145)
     Proceeds from consumer loan sales                                  19,728       37,032        5,145
     Deferred income tax                                                   (66)        (220)        (641)
     Changes in
       Interest payable and other liabilities                              406         (439)        (564)
       Interest receivable and other assets                                389         (465)        (617)
                                                                     -----------------------------------
         Net cash provided (used) by operating activities                2,447         (942)      (3,124)
                                                                     -----------------------------------

Investing Activities
   Purchases of securities available for sale                          (36,246)     (60,298)     (34,125)
   Proceeds from maturities of securities available for sale            20,185       19,455       12,607
   Proceeds from sales of securities available for sale                  2,555       22,530        5,053
   Purchases of FHLB stock                                                (161)        (792)         (54)
   Proceeds from sale of foreclosed assets                                            2,772
   Proceeds from sale of note receivable to a related party                                         (235)
   Net change in loans                                                 (11,126)     (30,145)      29,510
   Net change in loans to related parties                                    8        2,605          166
   Purchase of premises and equipment                                     (444)        (123)        (218)
   Proceeds from sales of premises and equipment                                                     783
   Funding on outstanding letters of credit                                 18                      (239)
                                                                     -----------------------------------
         Net cash provided (used) by investing activities              (25,211)     (43,996)      13,248
                                                                     -----------------------------------

                            FIDELITY FEDERAL BANCORP

                      Consolidated Statements of Cash Flows
                                 (In Thousands)
                                   (Continued)

Year Ended December 31                                          2004          2003          2002
---------------------------------------------------------------------------------------------------
Financing Activities
   Net change in
   Noninterest-bearing, interest-bearing
     demand and savings deposits (includes changes to
     related party of $1,325, $235 and $30)                  $   2,876     $   1,995     $  (3,753)
   Certificates of deposit (includes changes to related
     party of $364, $0 and $0)                                   4,145        11,894        (9,611)
   Proceeds from borrowings                                      5,558         4,275         4,858
   Repayment of borrowings                                      (2,175)       (7,784)       (6,449)
   Proceeds of borrowings from a related party                                 1,000
   Repayment of borrowings from a related party                 (1,000)
   Proceeds of FHLB advances                                   123,235        68,500        60,300
   Repayment of FHLB advances                                 (110,695)      (39,950)      (69,633)
   Sale of stock                                                 2,474         4,153         1,421
   Sale of stock warrants                                                                      250
                                                          ----------------------------------------
         Net cash provided (used) by financing activities       24,418        44,083       (22,617)
                                                          ----------------------------------------

Net Change in Cash and Cash Equivalents                          1,654          (855)      (12,493)

Cash and Cash Equivalents, Beginning of Period                   2,968         3,823        16,316
                                                          ----------------------------------------

Cash and Cash Equivalents, End of Period                     $   4,622     $   2,968     $   3,823
                                                          ========================================

Additional Cash Flows Information
   Interest paid                                             $   3,859     $   3,754     $   6,256
   Real estate acquired in settlement of loans                     752           192         2,123

See notes to consolidated financial statements.

                            FIDELITY FEDERAL BANCORP

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

United generates mortgage, consumer and commercial loans and receives deposits from customers located primarily in Vanderburgh County, Indiana and surrounding counties. Fidelity's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Village Capital Corporation previously earned fees by providing real estate mortgage banking services to unaffiliated borrowers. Village Capital has not provided any new banking services for the past three years, but records fee income on transactions previously completed. Another United subsidiary, Village Insurance Corporation, is engaged in the business of selling credit life and accident health insurance in conjunction with United's lending activities. Village Insurance was merged into Village Capital Corporation during 2003. United formed a new subsidiary, United Fidelity Finance, LLC, during the fourth quarter of 2001, which was utilized to complete an auto loan securitization transaction during 2002.

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

                            FIDELITY FEDERAL BANCORP

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

Loans held for sale at any point in time normally consist of blocks of consumer loans designated for sale to unrelated financial institutions or individual 1-4 family mortgage loans originated for sale into the secondary market. The amounts of loans held for sale at December 31, 2004 and 2003, were not significant and have been included with total loans on the consolidated balance sheets.

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

                            FIDELITY FEDERAL BANCORP

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

The determination of the adequacy of the allowance for loan losses and the letter of credit valuation allowance is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2004, the allowance for loan losses and the letter of credit valuation allowance were adequate based on information currently available. A worsening or protracted economic decline in the area within which Fidelity operates could affect the possibility of additional losses due to credit and market risks and could create the need for additional loss reserves.

Automobile Loan Securitizations--In 2002, United used the securitization of automobile loans as a source of funding and as a mechanism to reduce its volume of automobile loans. Automobile loans were transferred into a qualifying special purpose entity (SPE) then to a trust in a transaction which is effective under applicable banking rules and regulations to legally isolate the assets from United. Where the transferor is a depository institution such as United, legal isolation is accomplished through compliance with specific rules and regulations of the relevant regulatory authorities. SFAS 140 requires, for certain transactions completed after the initial adoption date, a "true sale" analysis of the treatment of the transfer under state law as if United were a debtor under the bankruptcy code. A "true sale" legal analysis includes several legally relevant factors, such as the nature and level of recourse to United and the nature of retained servicing rights. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met under SFAS 140, other factors concerning the nature and extent of United's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted, including whether the SPE has complied with rules concerning qualifying special purpose entities.

                            FIDELITY FEDERAL BANCORP

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

                            FIDELITY FEDERAL BANCORP

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

Year Ended December 31                                            2004       2003       2002
----------------------------------------------------------------------------------------------
                                                                  $472       $214     $(4,395)
Net income (loss), as reported
Less:  Total stock-based compensation cost determined
       under the fair value based method, net of income taxes       18         31          73
                                                                ------------------------------
                                                                  $454       $183     $(4,468)
Pro forma net income (loss)
                                                                ==============================
                                                                 $0.54      $0.29      $(8.54)
Basic earnings (loss) per share - as reported
Basic earnings (loss) per share - pro forma                      $0.52      $0.25      $(8.68)
Diluted earnings (loss) per share - as reported                  $0.54      $0.29      $(8.54)
Diluted earnings (loss) per share - pro forma                    $0.52      $0.25      $(8.68)

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Earnings per share have been computed based upon the weighted-average common shares outstanding during the year. The effect of outstanding options and warrants are included in diluted earnings per share if they are not anti-dilutive.

Reclassification of certain amounts in the 2003 and 2002 consolidated financial statements has been made to conform to the 2004 presentation.


>>       Restriction on Cash and Due From Banks

United is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004 was $19.

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


>>       Investment Securities Available for Sale

                                                 Gross        Gross
                                  Amortized    Unrealized   Unrealized   Fair
                                    Cost         Gains        Losses     Value
                                ------------------------------------------------

December 31, 2004
   Mortgage-backed securities      $65,613        $59         $(480)    $65,192
                                ================================================

December 31, 2003
   Mortgage-backed securities      $52,544        $50         $(386)    $52,208
                                ================================================

Securities with a carrying value of $65,191 and $52,207 were pledged at December 31, 2004 and 2003, respectively, to secure certain deposits, outstanding Federal Home Loan Bank advances, secured federal funds purchased line of credit , repurchased lines of credit, and for other purposes as permitted or required by law.

Gross gains of $47, $353 and $73 resulting from sales of available-for-sale securities were realized for 2004, 2003 and 2002, respectively. Taxes of $18, $134 and $28 were recorded on the gains, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004 and 2003, was $55,161 and $34,400, respectively, which is approximately 85% and 66% of Fidelity's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                  Less than 12 Months           12 Months or More                  Total
                               -----------------------------------------------------------------------------------
   Description of Securities   Fair Value     Unrealized   Fair Value      Unrealized   Fair Value      Unrealized
                                                Losses                       Losses                       Losses
------------------------------------------------------------------------------------------------------------------
 December 31, 2004
    Mortgage-backed securities  $41,037         $(270)       $14,124         $(210)       $55,161         $(480)
                               ===================================================================================

 December 31, 2003
    Mortgage-backed securities  $34,281         $(384)       $   119         $  (2)       $34,400         $(386)
                               ===================================================================================


>>       Loans and Allowance

December 31                                                                                2004             2003
------------------------------------------------------------------------------------------------------------------
Real estate mortgage loans
   First mortgage loans
     Conventional                                                                        $ 38,226         $ 41,754
     Construction                                                                           4,471            2,042
     Commercial                                                                            16,251            9,144
     Multi-family                                                                             594              213
     Home equity loans                                                                      6,144            5,067
     Purchased loans                                                                          385              778
Commercial loans--other than secured by real estate                                         4,136            3,138
Consumer loans                                                                             41,320           39,038
                                                                                        --------------------------
         Total loans                                                                      111,527          101,174

   Allowance for loan losses                                                                 (756)            (737)
                                                                                        --------------------------

         Total loans, net of the allowance for loan losses                               $110,771         $100,437
                                                                                        ==========================

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Year Ended December 31                     2004        2003        2002
------------------------------------------------------------------------

Allowance for Loan Losses
   Balances, beginning of period         $   737     $   837     $ 2,138
   Provision for losses                      562         492         204
   Loans transferred to held for sale       (114)       (479)       (564)
   Recoveries on loans                       141         123       1,013
   Loans charged off                        (570)       (236)     (1,954)
                                       ---------------------------------

         Balances, end of period         $   756     $   737     $   837
                                       =================================

Information on impaired loans is summarized below:

December 31                                  2004    2003
-----------------------------------------------------------

Impaired loans with an allowance             $671    $765

Impaired loans without an allowance             8      10
                                          ---------------
Total impaired loans                         $679    $775
                                          ===============
Allowance for impaired loans
  (included in allowance for loan losses)    $130    $169
                                          ===============


Year Ended December 31                           2004      2003      2002
--------------------------------------------------------------------------

Average balance of impaired loans               $  725    $  924    $3,656
Interest income recognized on impaired loans        26        13       312
Cash-basis interest included above                  26        16       333

At December 31, 2004 and 2003, accruing loans delinquent 90 days or more totaled $259 and $287, respectively. Non-accruing loans at December 31, 2004 and 2003, were $755 and $1,415, respectively.


>>       Letter of Credit Valuation Allowance

Reserves related to letters of credit issued by Fidelity and United relate to the permanent financing for certain affordable housing projects. Multi-family housing letters of credit, an off-balance sheet item, carry the same risk characteristics as conventional loans and totaled $22,724 and $27,774 at December 31, 2004 and 2003, respectively.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Year Ended December 31                          2004      2003      2002
-------------------------------------------------------------------------

Letter of credit valuation allowance
   Balances, beginning of year                 $ 291     $ 445     $ 665
   Provision                                     (77)     (170)
   Recoveries                                     18        16        19
   Funding of outstanding letters of credit                         (239)
                                              --------------------------

     Balances, end of year                     $ 232     $ 291     $ 445
                                              ==========================


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

                                                                     Loans Past
                                                      Principal       Due Over
As of December 31, 2004                                Balance        30 Days
-------------------------------------------------------------------------------

 Total managed automobile loans                        $ 86,240        $1,128
 Less: Automobile loans securitized                     (11,493)         (261)
 Automobile loans serviced for others                   (35,179)         (222)
                                                     --------------------------

 Total automobile loans held in portfolio              $ 39,568        $  645
                                                     ==========================


Certain cash flows received from the securitization trust follow:

Year Ended December 31                     2004        2003       2002
------------------------------------------------------------------------

 Proceeds from securitization                                    $48,939
 Servicing fees received                   $186        $329          138

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

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)



A summary of the fair values of the interest-only strips and servicing assets retained, key economic assumptions used to arrive at the fair values and the sensitivity of the December 31, 2004, fair values to immediate 10% and 20% adverse changes in those assumptions follows. Actual credit losses experienced through year end 2004 on the pool of automobile loans securitized have been consistent with initial projections. As such, the expected static pool loss assumption would perform consistently with that disclosed in the sensitivity analysis. The sensitivities are hypothetical. Changes in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might either magnify or counteract the sensitivities.

                                                      Weighted-     Monthly     Expected
                                                       Average    Prepayment   Cumulative     Annual     Weighted-
                                           Fair         Life         Speed       Credit      Discount     Average
                                          Value      (in months)    (% ABS)      Losses        Rate        Coupon
                                        -----------------------------------------------------------------------------
Interest-only strip
   As of the date of securitization        $2,707           39         1.50%        1.50%        15.0%        8.75%
   As of December 31, 2004                  1,114            7         0.67         1.50         15.0         8.41
   Decline in fair value of 10%
     adverse change                                                    $  2           $3         $  9
   Decline in fair value of 20%
     adverse change                                                      17            7           17

Servicing asset
   As of the date of securitization        $  362           39         1.50%        1.50%        15.0%
   As of December 31, 2004                      0            7         0.67         1.50         15.0


>>       Foreclosed Assets Held for Sale

Activity in the allowance for losses on foreclosed assets was as follows:

Year Ended December 31                            2004              2003
-------------------------------------------------------------------------

 Balance, beginning of year                        $ 0             $ 100
 Provision charged to expense                       20
 Charge-offs, net of recoveries                                     (100)
                                                ------------------------

   Balance, end of year                            $20             $   0
                                                ========================

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

>>       Premises and Equipment

December 31                           2004         2003
                                   ---------------------

Land                                 $   935     $   935
Building and land improvements         5,892       5,590
Furniture, fixtures and equipment      2,357       2,214
                                   ---------------------
       Total cost                      9,184       8,739
Accumulated depreciation              (4,538)     (4,119)
                                   ---------------------

Net                                  $ 4,646     $ 4,620
                                   =====================


>>       Other Assets and Investments in Limited Partnerships

Included in other assets at December 31, 2004 and 2003, are investments of $327 and $358, respectively, in limited partnerships which are organized to build, own and operate apartment complexes. The carrying amounts of these investments approximate Fidelity's equity in the net assets of the partnerships. The investments at December 31, 2004 and 2003, were as follows:

                                          Amount of                Number of
                                          Investment             Partnerships
Percentage and Type of               ------------------------------------------
 Partnership Interest                 2004          2003       2004        2003
-------------------------------------------------------------------------------

     31%--Limited                    $   0         $   0         1           1
     26%--Limited                       45            45         1           1
     10%--Limited                      187           217         1           1
     10%--Limited                       95            95         1           1

Fidelity records income on the equity method in the income and losses of the limited partnerships, which resulted in losses of $0, $22 and $38 during the years ended December 31, 2004, 2003 and 2002, respectively. In addition to recording its equity in the losses of these projects, Fidelity has recorded the benefit of low-income housing tax credits of $222, $222 and $185 for the years ended December 31, 2004, 2003 and 2002, respectively. In certain cases, Fidelity could reduce the carrying value of its investments in and related loans to these partnerships, should its share of net losses materially exceed the net investments in and loans to these partnerships. Combined condensed financial statements as of December 31, 2004 and 2003, have not been presented because the investments in limited partnerships were not considered material at that date.

Fidelity reduced the recorded value of its investment in limited partnerships, in addition to the losses recorded, by $30, $18 and $122 during the years ended December 31, 2004, 2003 and 2002, respectively, based on the performance of the underlying real estate operations.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Included in other assets is interest receivable as follows:

December 31                                                2004     2003
------------------------------------------------------------------------

Interest receivable on loans                               $336     $333
Interest receivable on investment securities and other      306      231
                                                        ----------------

       Total interest receivable                           $642     $564
                                                        ================


>>       Deposits

December 31                                                2004        2003
-----------------------------------------------------------------------------

Non-interest bearing transaction accounts               $  8,250    $  6,903
Interest-bearing transaction accounts                     12,903      12,981
Money market deposit accounts                              8,219       6,798
Savings accounts                                           5,720       5,533
Certificates of $100 or more                              25,252      29,389
Other certificates and time deposits                      67,357      59,076
                                                        --------------------

       Total deposits                                   $127,701    $120,680
                                                        ====================

Certificates maturing in years ending December 31:

   2005                                                 $61,746
   2006                                                  21,640
   2007                                                   8,587
   2008                                                     476
   2009                                                     104
   Thereafter                                                56
                                                        -------

                                                        $92,609
                                                        =======

Time deposits at December 31, 2004 and 2003, included brokered deposits of approximately $14,438 and $2,873, respectively.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

>>       Federal Home Loan Bank Advances and Borrowings

December 31                                                                       2004          2003
-------------------------------------------------------------------------------------------------------
Subordinated Debenture- Trust Preferred Securities, 4.72%,
   interest paid quarterly, due December 2034, unsecured                         $ 3,093
Junior subordinated notes, 9.00%, interest paid semi-annually,
   due February 2009, unsecured                                                    1,002      $  1,002
Senior subordinated notes, 9.00%, interest paid semi-annually,
   due April 2009, unsecured                                                       2,365
Senior subordinated notes, 10.00%, interest paid semi-annually,
   due June 2005, unsecured                                                                      1,800
Federal Home Loan Bank advances, due at various dates through
   2008 (weighted-average rates of 2.37% and 2.08% at December 31,
   2004 and 2003, respectively)                                                   44,090        31,550
Note payable, 6.25%, interest paid monthly, due November 2005,
   secured by United guarantee                                                                     275
Junior subordinated notes, 5.41%, adjusted quarterly, interest paid
   quarterly, due September 2033, unsecured, with call option                      4,000         4,000
Note payable, 9.00%, interest paid quarterly, due June 2004, unsecured                           1,000
                                                                              -------------------------

       Total long-term debt                                                      $54,550       $39,627
                                                                              =========================

Fidelity and Fidelity Federal Bancorp Statuary Trust I-2004 (Trust) entered into an agreement to issue and sell 3,000 of Floating Rate TruPS(R) of the Trust, having a stated liquidation amount of $1,000 per capital security and bearing a per annum rate of interest, reset quarterly, equal to the three month LIBOR plus 2.25%. The Junior Subordinated Debentures due in 2034 were issued by Fidelity to the Trust. Fidelity has fully and unconditionally guaranteed all of the Issuer's obligations under trust preferred securities issued by the Trust. The Junior Subordinated Debentures qualify as Tier 1 Capital for regulatory capital purposes.

The terms of a security agreement with the FHLB require United to pledge as collateral qualifying first mortgage loans in an amount equal to at least 125% of these advances and all stock in the FHLB or eligible securities with a market value in an amount equal to at least 110% of these advances, in addition to first mortgage loans pledged of $30,964. Fidelity had $52,824 of investment securities pledged at December 31, 2004. Certain advances are subject to restrictions or penalties in the event of prepayment.

All long-term debt, except for Federal Home Loan Bank advances and the $4,000 note payable noted above, are the debt of the parent company and totaled $6,460 at December 31, 2004, as compared to $4,077 at December 31, 2003.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The scheduled principal reduction of borrowings in years ended December 31 are:

   2005                                                       $28,090
   2006                                                         6,500
   2007                                                         4,500
   2008                                                         1,000
   2009                                                         7,367
   Thereafter                                                   7,093
                                                             --------

                                                              $54,550
                                                             ========


>>       Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $54,658, $55,413 and $57,368 at December 31, 2004, 2003 and 2002, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2004 and 2003, approximated $628 and $639, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

Year Ended December 31                   2004       2003       2002
-------------------------------------------------------------------

Mortgage servicing rights
   Balances, beginning of period        $ 639      $ 514      $ 632
   Servicing rights capitalized            95        258        232
   Amortization of servicing rights      (106)      (285)      (198)
                                     ------------------------------
                                          628        487        666
   Change in valuation allowance                     152       (152)
                                     ------------------------------

     Balances, end of period            $ 628      $ 639      $ 514
                                     ==============================

The entire valuation allowance of $152 at December 31, 2002, was added in the fourth quarter of 2002. The valuation allowance was reduced by $152 during 2003 leaving a balance of $0 in the valuation allowance at December 31, 2003 and 2004.

Consumer loans are also serviced for others and are not included in the accompanying consolidated balance sheets. The unpaid principal balances of consumer loans serviced for others totaled $46,672 and $56,136 at December 31, 2004 and 2003, respectively.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The aggregate fair value of capitalized consumer loan servicing rights at December 31, 2004 and 2003, approximated $45 and $223, respectively. As with mortgage servicing rights, comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value.

Year Ended December 31                   2004       2003
---------------------------------------------------------

Consumer loan servicing rights
   Balances, beginning of period        $ 223      $ 409
   Servicing rights capitalized            26         96
   Amortization of servicing rights      (204)      (282)
                                     -------------------

     Balances, end of period            $  45      $ 223
                                     ===================


>>       Income Tax

Year Ended December 31                                          2004         2003         2002
------------------------------------------------------------------------------------------------
Income tax benefit
   Deferred
     Federal                                                  $   (99)     $  (228)     $(1,028)
     State                                                         33            8         (213)
     Change in valuation allowance                                                          600
                                                            -----------------------------------
       Total income tax benefit                               $   (66)     $  (220)     $  (641)
                                                            ===================================

Reconciliation of federal statutory to actual tax benefit
   Federal statutory income tax at 34%                        $   138      $    (2)     $(1,036)
   Effect of state income taxes                                    22            5          (53)
   Nondeductible expenses                                           8            8            8
   Changes in the deferred tax asset valuation allowance                                    600
   Affordable housing tax credits and other                      (222)        (211)        (222)
   Other                                                          (12)         (20)          62
                                                            -----------------------------------
       Actual tax benefit                                     $   (66)     $  (220)     $  (641)
                                                            ===================================

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The components of the deferred tax asset are as follows:

December 31                                                       2004         2003
-------------------------------------------------------------------------------------
Assets
   Allowance for loan losses                                     $   751      $   744
   Valuation for letters of credit                                    88          111
   Unrealized loss on available-for-sale securities                  159          128
   Alternative minimum tax credit                                     81           81
   Low income housing credit carryforward                          1,868        1,563
   State net operating loss carryforward                             972          974
   Federal net operating loss carryforward                         3,530        3,530
   State income tax                                                   20           14
   Differences in accounting for certain accrued liabilities           4
   Valuation for interest-only strip obligation                      173          173
   Other                                                              13            8
                                                               ----------------------
         Total assets                                              7,659        7,326
                                                               ----------------------

Liabilities
   Depreciation and amortization                                      (8)         (28)
   Differences in accounting for certain accrued liabilities                       (5)
   Differences in basis of FHLB stock                               (178)        (117)
   Basis differential on certain partnership interests              (245)        (155)
   Differences in accounting for loan servicing rights              (256)        (328)
                                                               ----------------------
         Total liabilities                                          (687)        (633)
                                                               ----------------------

         Net deferred tax asset before valuation allowance         6,972        6,693
                                                               ----------------------

Valuation Allowance
   Beginning balance                                                (600)        (600)
   Increase during the period                                       (180)
                                                               ----------------------

         Ending balance                                             (780)        (600)
                                                               ----------------------

         Net deferred tax asset                                  $ 6,192      $ 6,093
                                                               ======================

At December 31, 2004, Fidelity has federal net operating loss carryforwards for tax purposes totaling $10,382. These loss carryforwards expire in varying amounts through the year 2022. Fidelity has state net operating loss carryforwards for tax purposes of $11,435. These loss carryforwards expire in varying amounts through the year 2016. Fidelity has affordable housing credit carryforwards of $1,868. These carryforwards expire in varying amounts through the year 2022. In addition, Fidelity has an alternative minimum tax credit carryforward of $81.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

>>        Other Comprehensive Income (Loss)

Other comprehensive income components and related taxes were as follows:

Year Ended December 31                                          2004       2003       2002
------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities available for sale     $ (38)     $(602)     $ 755
Reclassification for realized amount included in income          (47)      (353)       (73)
                                                             -----------------------------
  Other comprehensive income (loss), before tax effect           (85)      (955)       682
Tax expense (benefit)                                            (33)      (367)       265
                                                             -----------------------------

  Other comprehensive income (loss)                            $ (52)     $(588)     $ 417
                                                             =============================

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Fidelity evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Fidelity upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties or other assets of the borrower. At December 31, 2004 and 2003, commitments to extend credit, which represent financial instruments whose contract amount represents credit risk, were $6,678 and $12,099, respectively.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments. At December 31, 2004 and 2003, Fidelity and United had granted unused lines of credit to borrowers aggregating approximately $11,272 and $12,839, respectively.

Fidelity has issued standby letters of credit on affordable housing developments in which the borrowers are not affiliated with Fidelity. The letters of credit secure tax-exempt bond issues and other permanent financing of limited partnerships. The amount outstanding on the letters of credit at December 31, 2004 and 2003, was $22,724 and $27,774, respectively.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Fidelity, in its previous role as general partner on various affordable housing developments through its subsidiaries, was committed to advance certain amounts to limited partnerships. These previous commitments potentially included short-term loans to the limited partners or an increase in the general partner's equity investment. Upon the sale of Village Housing Corporation in the fourth quarter of 2002, these commitments were extinguished.

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

Fidelity entered into an agreement with another institution in conjunction with a consumer loan sale that guaranteed to the purchaser that Fidelity would repurchase any consumer loans that exceeded a 60-day delinquency status. The original amount of the loans sold was $5.0 million and remaining amount outstanding totaled $745 at December 31, 2004. Over the past year, Fidelity has repurchased a total of $81 that exceeded the 60-day delinquency status.

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

United was previously under a Supervisory Agreement (Agreement) with the OTS which restricted the payments of dividends from United to Fidelity without prior written OTS approval. The Agreement and restriction were terminated on October 29, 2004. Fidelity is uncertain when it will pay dividends in the future and the amount of such dividends, if any.


>>       Regulatory Capital

United is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, United must meet specific capital guidelines that involve quantitative measures of United's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. United's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2004 and 2003, that United meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from United's federal regulators categorized United as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, United must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed United's category.

United's actual and required capital amounts and ratios were as follows:

                                                                    Required for         To Be Well         Required per
                                                   Actual         Adequate Capital      Capitalized        Strategic Plan
                                            ---------------------------------------------------------------------------------
                                              Amount     Ratio     Amount    Ratio    Amount     Ratio    Amount    Ratio
                                            ---------------------------------------------------------------------------------
As of December 31, 2004
   Total risk-based capital (to risk-
     weighted assets)                         $18,079      14.5%     $9,985     8.0%   $12,481    10.0%    N/A         N/A
   Tier 1 capital (to risk-weighted assets)    13,129      10.5       4,992     4.0      7,489     6.0     N/A         N/A
   Core capital (to adjusted total assets)     14,122       7.2       7,801     4.0      9,752     5.0     N/A         N/A
   Core capital (to adjusted tangible
     assets)                                   14,122       7.2       3,901     2.0        N/A     N/A     N/A         N/A
   Tangible capital (to adjusted total
     assets)                                   14,077       7.2       2,925     1.5        N/A     N/A     N/A         N/A

As of December 31, 2003
   Total risk-based capital (to risk-
     weighted assets)                         $15,294      13.6%     $8,984     8.0%   $11,230    10.0%    $12,353    11.0%
   Tier 1 capital (to risk-weighted assets)    10,292       9.2       4,492     4.0      6,738     6.0       9,265     8.3
   Core capital (to adjusted total assets)     11,869       7.0       6,787     4.0      8,484     5.0      10,605     6.3
   Core capital (to adjusted tangible
     assets)                                   11,869       7.0       3,394     2.0        N/A     N/A     N/A         N/A
   Tangible capital (to adjusted total
     assets)                                   11,646       6.9       2,542     1.5        N/A     N/A     N/A         N/A

>>       Stockholders' Equity and Capital Infusion

All information in this footnote agrees to information in registration statements previously filed by Fidelity. Therefore, share and per share data in this footnote has not been restated for the stock splits discussed in the footnote titled "Subsequent Events".

In March 2004, Fidelity filed a registration statement for a stockholder rights offering with the Securities and Exchange Commission. A total of 1.4 million shares were registered in this filing. For every 6.9 shares of Fidelity held on the record date, shareholders could subscribe to purchase one share of Fidelity at $1.81. The rights offering was completed on May 14, 2004. Fidelity raised $2.5 million net of costs associated with the offering. The shares purchased by shareholders with these funds were issued in May 2004.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

In April 2003, Fidelity issued 2.8 million shares of common stock for $4.0 million in cash through the exercise of an option help by Pedcor Financial, LLC (Pedcor Financial) and affiliates. The exercise price per share was $1.44, and was determined under a formula included in the shareholder-approved stock purchase agreement effective May 19, 2000. The proceeds of the option exercise were utilized to reduce Fidelity's long-term debt outstanding. The remaining options expired on May 19, 2003. Pedcor Financial is a member of a group of companies which is controlled by Bruce A. Cordingley, Gerald K. Pedigo and Phillip J. Stoffregen directors of Fidelity. Following the option exercise in April 2003, Pedcor Financial and group beneficially owned approximately 67.75% of Fidelity's issued and outstanding stock.

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

In connection with Fidelity's debt and equity offering completed on January 31, 1995, Fidelity reserved 346,500 shares of its common stock for issuance upon exercise of 1,500 outstanding warrants. Each warrant represents the right to purchase 231 shares of common stock. The warrants were valued at $100 per warrant, carrying an exercise price of $8.93 per share and expire on January 31, 2005. At December 31, 2004, a total of 337,029 of the shares originally reserved had been issued and 9,471 remained reserved and unissued.


>>       Discontinued Operations, Including Fourth Quarter Charges

On September 30, 2002, Fidelity signed a definitive agreement to sell the stock of its wholly owned affordable housing subsidiary, Village Affordable Housing Corporation and the stock of United's wholly owned affordable housing subsidiary, Village Housing Corporation and certain other related affordable housing assets to Pedcor Funding Corporation (Funding). Funding is a company controlled by three directors of Fidelity and are members of a group that beneficially owns approximately 60.7% of Fidelity's issued and outstanding stock at time of transaction.

                            FIDELITY FEDERAL BANCORP

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


>>       Benefit Plans

Fidelity is a participant in the Financial Institutions Retirement Fund (FIRF). This defined-benefit plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Effective January 1, 2004, the plan was frozen to reduce future cash outlay and expense. An estimated normal cost on an ongoing basis for a frozen plan is $14 per year. According to FIRF administrators, the market value of the fund's assets did not exceed the value of vested benefits in the aggregate as of June 30, 2004, the date of the latest actuarial valuation. Plan expense of $0 was recognized during 2004, and $0 in 2003 compared to $110 in 2002. The plan provides pension benefits for substantially all of Fidelity's employees.

Fidelity has a retirement savings 401(k) plan in which substantially all employees may participate. Fidelity matches employees' contributions at the rate of 25% up to 6% of the participant's salary. Fidelity's expense for the plan was $19, $20 and $21 for the years ended December 31, 2004, 2003 and 2002, respectively.


>>       Related Party Transactions

Fidelity has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates and associates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

The aggregate amount of loans, as defined, to such related parties was as follows:

December 31                                              2004          2003
-----------------------------------------------------------------------------
Balances, beginning of year                              $177        $ 2,782
   Composition change                                                    (33)
   Loans charged off
   Recoveries
   New loans, including renewals
   Payments, etc., including renewals                      (8)        (2,572)
                                                     ------------------------
Balances, end of year                                    $169        $   177
                                                     ========================

Deposits from related parties held by Fidelity at December 31, 2004 and 2003, totaled $2.5 million and $854, respectively.

During the second quarter of 2003, Fidelity sold two classified notes totaling $2.6 million in connection with two first mortgages held by Fidelity on certain multifamily housing partnerships to a related party. The instruments were acquired by Pedcor Bancorp at par and assisted Fidelity in reducing its classified assets.

During the fourth quarter of 2003, Fidelity entered into a $1.0 million unsecured term loan note with Pedcor Bancorp which matures on June 30, 2004. These funds were contributed to United's capital prior to the end of the year. This note was paid off on March 11, 2004.

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

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

>>       Stock Option Plans

Under Fidelity's stock option plans, Fidelity grants stock option awards which vest and become exercisable at various dates. During the years ended December 31, 2004 and 2002, Fidelity authorized the grant of options for up to 2,292 and 8,292 shares, respectively, of its common stock. No options were granted in 2003. The exercise price of each option, which has a 10-year life, was greater than the market price of Fidelity's stock on the date of grant; therefore, no compensation expense was recognized.

Although Fidelity has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if Fidelity had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

Year Ended December 31                                            2004         2003         2002
---------------------------------------------------------------------------------------------------
Risk-free interest rates                                            4.3%         4.2%          5.1%
Dividend yields                                                     0.0%         0.0%          0.0%
Volatility factors of expected market price of common stock        39.1%        39.7%         40.3%

Weighted-average expected life of the options                   10 years     10 years     10 years

The following is a summary of the status of the Fidelity's stock option plans and changes in the plans as of and for the years ended December 31, 2004, 2003 and 2002.

Directors' Plan
Fidelity has a non-qualified stock option plan (Directors' Plan) which provides for the grant of non-qualified stock options to individuals who are directors of Fidelity, or any of its subsidiaries. The Directors' Plan provides for the grant of non-qualified stock options to acquire shares of common stock of Fidelity for the price of not less than $24 above the average of the high and low bid quotations, as reported by NASDAQ, for the common stock of Fidelity for the five trading days immediately preceding the date the option is granted. The plan has expired; however, as of December 31, 2004, there were options for 9,895 shares outstanding.

December 31                                          2004         2003           2002
--------------------------------------------------------------------------------------
Shares under option
   Outstanding at beginning of year                 16,548       16,548         11,964
   Granted                                                                       4,584
   Forfeited/expired                                (6,653)
                                 -----------------------------------------------------
                                                     9,895       16,548         16,548
   Outstanding at end of year
                                 =====================================================
                                                     9,895       16,548         16,548
   Exercisable at end of year
                                 =====================================================
Weighted option price per share
   Exercisable                                     $ 75.96      $ 75.48         $75.48
   Granted                                                                       53.04
Weighted-average fair value of options granted
   during the year                                                              $12.60

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The following table summarizes information about stock options under the Directors' Plan outstanding at December 31, 2004:

                                    Options Outstanding                        Options Exercisable
                        ----------------------------------------------------------------------------------
                                      Weighted-Average
  Range of Exercise       Number         Remaining       Weighted-Average     Number      Weighted-Average
      Prices            Outstanding   Contractual Life    Exercise Price    Exercisable    Exercise Price
----------------------------------------------------------------------------------------------------------
$ 51.72  to  $ 55.20       7,183         6.6 years            $ 53.04         7,183            $ 53.04
$116.88  to  $141.72       2,712         2.3 years            $136.44         2,712            $136.44


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

The option price per share for ISOs will not be less than the fair market value of a share on the date the option is granted. The option price per share for ISOs granted to an employee owning 10 percent or more of the common stock of Fidelity will be not less than 110 percent of the fair market value of a share on the date the option is granted. The option price per share for ISOs will be determined by the compensation committee, but may not be less than 100 percent of the fair market value on the date of grant. A total of 19,708 shares have been reserved for issuance under the 1995 Plan.

At December 31, 2004, there were 5,431 options available for grant. A summary of the stock options activity for the 1995 Plan was as follows:

December 31                                           2004          2003          2002
---------------------------------------------------------------------------------------
Shares under option
   Outstanding at beginning of year                  12,785        15,285        15,554
   Granted                                            2,292                       3,708
   Forfeited/expired                                   (833)       (2,500)       (3,810)
   Exercised                                                                       (167)
                                                  -------------------------------------

   Outstanding at end of year                        14,244        12,785        15,285
                                                  =====================================

   Exercisable at end of year                        11,677        10,702       128,423
                                                  =====================================

Weighted option price per share
   Exercisable                                     $  44.52      $  46.08      $  46.20
   Granted                                            18.90                       38.04

Weighted-average fair value of options granted
   during the year                                 $  10.68                    $  16.44

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


The following table summarizes information about stock options under the 1995 Plan outstanding at December 31, 2004:

                                 Options Outstanding                       Options Exercisable
                     ---------------------------------------------------------------------------------
                                   Weighted-Average
 Range of Exercise     Number         Remaining       Weighted-Average     Number     Weighted-Average
      Prices         Outstanding   Contractual Life    Exercise Price    Exercisable   Exercise Price
------------------------------------------------------------------------------------------------------
$ 18.36 to $ 48.00     13,535        6.4 years            $ 38.76          10,968          $ 75.00
  $129.72                 709        2.8 years            $129.72             709          $129.72


>>       Earnings Per Share

Earnings per share (EPS) were computed as follows:

Year Ended December 31                 2004                             2003                             2002
-----------------------------------------------------------------------------------------------------------------------------
                                     Weighted-    Per                Weighted-    Per                Weighted-    Per
                                      Average    Share                Average    Share                Average    Share
                            Income    Shares     Amount     Income    Shares     Amount     Income    Shares     Amount
                         ----------------------------------------------------------------------------------------------
Income from continuing
   operations                $472                             $214                          $(2,407)
                         ===========                      ===========                     ===========
Basic earnings per share

   Income available to
     common stockholders     $472     874,201    $0.54        $214    744,340    $0.29      $(2,407)   514,658   $(4.67)
                                                ======                           ======                          =======
   Effect of dilutive
     securities
     Stock options                        232
                         --------------------             -------------------             --------------------
Diluted earnings per
   share

   Income available to
     common stockholders
     and assumed
     conversions             $472     874,433    $0.54        $214    744,340    $0.29      $(2,407)   514,658   $(4.67)
                         ===============================================================================================

Options to purchase 21,572 shares of common stock at prices ranging from $21.48 to $141.72 per share, as well as stock warrants representing the right to purchase 42,456 shares of common stock at prices ranging from $36.00 to $107.16 per share were outstanding at December 31, 2004, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Options to purchase 29,333 shares of common stock at prices ranging from $18.36 to $141.72 per share, as well as stock warrants representing the right to purchase 43,979 shares of common stock at prices ranging from $36.00 to $107.16 per share were outstanding at December 31, 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 31,833 shares of common stock at prices ranging from $18.36 to $141.72 per share, as well as stock warrants representing the right to purchase 43,979 shares of common stock at prices ranging from $36.00 to $107.16 per share were outstanding at December 31 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


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

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

Off-Balance-Sheet Commitments--Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans and standby letters of credit and are generally of a short-term nature. The fair value of the loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of the commitments to purchase and originate mortgage loans and to sell mortgage loans, which are immaterial, are reasonable estimates of the fair value of these financial instruments. The carrying amount of the standby letters of credit, which consist of a letter of credit valuation allowance of $232 and $291 at December 31, 2004 and 2003, respectively, is a reasonable estimate of the fair value of those off-balance sheet items.

The estimated fair values of Fidelity's financial instruments were as follows:

                                                           2004                           2003
                                                --------------------------------------------------------
                                                 Carrying        Fair           Carrying        Fair
December 31                                       Amount         Value           Amount         Value
--------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                     $   4,622     $   4,622        $   2,968     $   2,968
   Investment securities available for sale         65,192        65,192           52,208        52,208
   Loans, net                                      110,771       112,275          100,437       102,462
   Interest receivable                                 642           642              564           564
   FHLB stock                                        3,627         3,627            3,466         3,466

Liabilities
   Deposits                                        127,701       127,457          120,680       121,782
   FHLB advances and borrowings                     54,550        53,991           39,627        39,723
   Interest payable                                    485           485              339           339
   Standby letters of credit                           232           232              291           291


>>       New Accounting Pronouncements

In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 Accounting for Stock-Based Compensation, (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning January 1, 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date as well as for the unvested portion of awards existing as of the effective date.

As of the required effective date, the Company will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

Based on the awards outstanding at December 31, 2004, management has estimated that approximately $12 of compensation expense related to those awards will be recognized during the year ended December 31, 2006.

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)


>>       Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of Fidelity:

                            Condensed Balance Sheets

December 31                                            2004         2003
-------------------------------------------------------------------------

Assets
   Cash and cash equivalents                          $ 3,265     $    39
   Investment in common stock of subsidiaries          16,681      14,889
   Loans, net                                             381         421
   Income tax receivable                                2,291       2,063
   Other assets                                           228          94
                                                  -----------------------

       Total assets                                   $22,846     $17,506
                                                  =======================

Liabilities
   Long-term debt                                     $ 6,460     $ 4,077
   Other liabilities                                      125          62
                                                  -----------------------
       Total liabilities                                6,585       4,139

Stockholders' Equity                                   16,261      13,367
                                                  -----------------------

       Total liabilities and stockholders' equity     $22,846     $17,506
                                                  =======================

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                         Condensed Statements of Income

Year Ended December 31                                                 2004         2003         2002
------------------------------------------------------------------------------------------------------
Income
   Interest income                                                   $    19      $   232      $   560
   Other income                                                           15          102          614
                                                                    ----------------------------------
       Total income                                                       34          334        1,174
                                                                    ----------------------------------

Expense
   Interest expense                                                      345          610        1,113
   Provision for loan losses                                              25          (73)        (400)
   Letter of credit valuation provision                                               (61)
   Other expenses                                                        264          350        1,526
                                                                    ----------------------------------
       Total expense                                                     634          826        2,239
                                                                    ----------------------------------

Loss Before Income Tax and Equity in
   Undistributed (Distributions in Excess of)
   Income of Subsidiaries                                               (600)        (492)      (1,065)

Income Taxes (Benefit)                                                  (228)        (187)         976
                                                                    ----------------------------------

Loss Before Equity in Undistributed (Distributions in Excess of)
   Income of Subsidiaries                                               (372)        (305)      (2,041)

Equity in Undistributed (Distributions in Excess of) Income of
   Subsidiaries                                                          844          519       (2,354)
                                                                   -----------------------------------

Net Income (Loss)                                                    $   472      $   214      $(4,395)
                                                                   ===================================

                            FIDELITY FEDERAL BANCORP

                   Notes to Consolidated Financial Statements
                (Dollar Amounts in Thousands, Except Share Data)

                       Condensed Statements of Cash Flows

Year Ended December 31                                               2004         2003         2002
----------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                               $   472      $   214      $(4,395)
   Adjustments to reconcile net income (loss) to net
     cash used by operating activities
     Depreciation and amortization                                       1            5            6
     Provision for loan losses                                          25          (73)        (400)
     Letter of credit valuation provision                                           (61)
     Funding on outstanding letters of credit                                                   (239)
     Gain on early extinguishment of debt                                                       (140)
     Loss on impairment of assets held for sale and changes in
       estimated useful lives of intangible assets                                             1,096
     Loss on sale of subsidiary                                                                   64
     Undistributed net income (loss) of subsidiaries                  (844)        (519)       2,374
     (Increase) decrease in other assets                              (363)         (87)         921
     (Increase) decrease in other liabilities                           64         (173)        (498)
                                                                 -----------------------------------
       Net cash used by operating activities                          (645)        (694)      (1,211)
                                                                 -----------------------------------

Investing Activities
   Capital contributions to subsidiaries                            (1,000)      (1,000)          (8)
   Proceeds from sale of subsidiary                                                              461
   Principal payments received on notes from subsidiaries                         1,500        1,375
   Net change in loans                                                  14        2,466          (97)
                                                                 -----------------------------------
       Net cash provided (used) by investing activities               (986)       2,966        1,731
                                                                 -----------------------------------

Financing Activities
   Repayment of long-term debt                                      (3,075)      (7,784)      (3,928)
   Proceeds from issuance of long-term debt                          5,458        1,275        1,858
   Sale of common stock                                              2,474        4,153        1,421
   Sale of stock warrants                                                                        250
                                                                 -----------------------------------
       Net cash provided (used) by financing activities              4,857       (2,356)        (399)
                                                                 -----------------------------------

Change in Cash and Cash Equivalents                                  3,226          (84)         121

Cash and Cash Equivalents, Beginning of Period                          39          123            2
                                                                 -----------------------------------

Cash and Cash Equivalents, End of Period                           $ 3,265      $    39      $   123
                                                                 ===================================


>>       Subsequent Event

On February 28, 2005, the board of directors unanimously approved and Fidelity executed a 1-for-30,000 reverse stock split. The reverse stock split was immediately followed by a 2,500-for-1 forward stock split. Fidelity then terminated the registration of its common stock by filing Form 15E with the Securities and Exchange Commission. This resulted in the delisting of its shares on the NASDAQ. All share and per share data in the accompanying financial statements has been adjusted for the above stock splits.